UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	⃞

Securities Act Rule 802 (Exchange Offer)	⊠

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	⃞

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	⃞

Exchange Act Rule 14e-2(d) (Subject Company Response)	⃞

SPIDER RESOURCES INC.
(Name of Subject Company)

Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

KWG RESOURCES INC.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

84844C1077
 (CUSIP Number of Class of Securities (if applicable))

2750 ‐ 600 de Maisonneuve West
Montréal, Québec
H3A 3J2
(514) 866-6001
Attention: Luce L. Saint Pierre
 (Name, Address (including zip code) and Telephone Number (including area code) of Person(s)
Authorized to Receive Notices and Communications on Behalf of Person Furnishing Form)

June 11, 2010
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents.

(a)           The following documents, which are attached hereto, are being dissemintaed to the shareholders of Spider Resources Inc. or published in the subject Company's home jurisdiction:

Document
Number	Description

1.	Management Information Circular of Spider Resources Inc. dated June 11, 2010

2.	Letter of Transmittal

3.	Form of Proxy

4.	Press Release, dated June 14, 2010

(b)           Not applicable.

Item 2.    Informational Legends.

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the informational documents published in the United States or disseminated to U.S. holders.

Document 1

NOTICE OF SPECIAL MEETING
OF THE SHAREHOLDERS OF
SPIDER RESOURCES INC.

- and -

MANAGEMENT INFORMATION CIRCULAR

Meeting to be held on July 8, 2010
 _____________________________________

Management Information Circular
dated June 11, 2010
_____________________________________

Neither the TSX Venture Exchange nor any securities regulatory authority has in any way passed upon the merits of the transactions described herein and any representation to the contrary is an offence.

 If you have any questions regarding the information described in this Notice and Management Information Circular or require assistance in voting your shares, please contact Laurel Hill Advisory Group at 1-877-304-0211 or via email at assistance@laurelhillag.com.

Please visit www.spiderkwgmerger.com for more information and updates on the Meeting.

LETTER TO SHAREHOLDERS OF SPIDER RESOURCES INC.
June 11, 2010

Dear Fellow Shareholder:

Our company is on the verge of an exciting milestone with the proposed combination with our long-term joint venture partner KWG Resources Inc. (“KWG”). The proposed transaction represents the culmination of a partnership between Spider Resources Inc. (“Spider”) and KWG that has endured for over 18 years and has been initiated in order to combine the companies’ respective assets and experienced management teams, facilitate future financings and rationalize operations.

THE COMBINED COMPANY

If approved by shareholders, this transaction will result in shareholders of each company owning approximately 50% of the combined public entity based on the current issued and outstanding shares of both companies.The proposed transaction will create a company with a controlling interest in and operatorship of the Big Daddy project which should command a premium valuation in the market. The Spider shareholders will continue to benefit from the potential to realize increased value from the development of one of the most significant chromite projects in North America. It is expected that the name of KWG will be changed to “Spider-KWG Resources Inc.” following completion of the Amalgamation, subject to shareholder and regulatory approvals.

HIGHLIGHTS OF BENEFITS TO SHAREHOLDERS

The board of directors of Spider believes that the proposed combination with KWG will have significant benefits for shareholders of Spider.

Shareholder Value and Majority Ownership in Big Daddy

➢
Combination creates value for both sets of shareholders by securing control of their respective assets, and in particular a majority interest in the Big Daddy deposit with the ongoing right to operate the continued exploration, development and mining activities thereon.

➢
The combined entity will hold a majority or fully-owned position in each of the Spider’s mineral projects and will have the flexibility to develop each of such projects to maximize value of its combined shareholder base.

➢	The ongoing combined company will hold a current 53% interest in the Big Daddy deposit, with the option to earn a further 7% interest to achieve a 60% interest in the project.

➢	The Spider shareholders will continue to benefit from the potential to realize increased value from the development of one of the most significant chromite projects in North America.

Exploration Upside

➢	The combined company will have the flexibility to develop the Big Daddy deposit, as well as the combined company’s other assets, to maximize value to its combined shareholder base.

Strong Board of Directors and Experienced Management Team

➢
Upon completion of the proposed amalgamation, the board of directors of KWG will be reconstituted to consist of six members, three of whom are currently directors of KWG; namely, Bruce Reid, Frank Smeenk and Rene Galipeau and the remaining directors being Neil Novak, Norman Brewster and Bryan Wilson who are currently directors of Spider.

➢	The new board of directors of KWG is expected to maintain the current executive officers of KWG and to appoint Neil Novak as President of KWG and Frank Smeenk as Executive Chairman of KWG.

Synergetic Combination

➢	The amalgamation should result in efficiencies of scale and lower overhead costs and administrative expenses related to maintaining two separate public companies.

➢
Unification of the operatorship of the Big Daddy project for the duration of the option period and for so long into the ensuing joint venture as the combined entity holds an interest greater than 50% in that project.

Enhanced Market Liquidity and Greater Access to Capital

➢
The Spider Board believes that the combined company would provide enhanced market liquidity as a result of a significantly larger market capitalization and expanded shareholder base providing greater access to capital.

SPECIAL MEETING OF SHAREHOLDERS

You are invited to attend the special meeting (the “Meeting”) of the holders (the “Spider Shareholders”) of common shares (the “Spider Shares”) of Spider to be held at the offices of McMillan LLP, located at Brookfield Place, Bay Wellington Tower, Suite 4400, 181 Bay Street, Toronto, Ontario M5J 2T3, Toronto, Ontario, Canada on July 8, 2010, at 10:00 a.m. (Toronto time) for the purposes set forth in the accompanying notice of special meeting (the “Notice of Meeting”). At the Meeting, Spider Shareholders will be asked to consider and vote upon matters of special business concerning a proposed amalgamation (the “Amalgamation”) involving Spider, KWG and 7569076 Canada Inc. (“KWG Sub”), a wholly-owned subsidiary of KWG, whereby Spider and KWG Sub will amalgamate pursuant to Canada Business Corporations Act and continue as one corporation to be named Spider Resources Inc. (“Amalco”) and whereby holders of Spider Shares will be issued common shares in the capital of KWG (the “KWG Shares”). Upon completion of the Amalgamation, Amalco will be a wholly-owned subsidiary of KWG.

THE BOARD OF DIRECTORS OF SPIDER HAS CAREFULLY CONSIDERED THE PROPOSED AMALGAMATION, INCLUDING THE FINANCIAL ASPECTS OF THE TRANSACTION, AND FULLY CONSIDERED ITS DUTIES AND RESPONSIBILITIES TO SPIDER AND THE SPIDER SHAREHOLDERS AND, AFTER RECEIVING THE RECOMMENDATION OF THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS OF SPIDER, HAS UNANIMOUSLY DETERMINED THAT THE AMALGAMATION IS FAIR FROM A FINANCIAL POINT OF VIEW TO THE SPIDER SHAREHOLDERS AND THAT THE AMALGAMATION IS IN THE BEST INTERESTS OF SPIDER AND THE SPIDER SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT SPIDER SHAREHOLDERS VOTE IN FAVOUR OF THE AMALGAMATION.

Subject to the terms and conditions contained in the combination agreement (the “Combination Agreement”) entered into between Spider, KWG and KWG Sub, Spider Shareholders will receive KWG Shares based upon the ratio of 1.21 KWG Shares for one (1) Spider Share, subject to adjustments in accordance with the Combination Agreement (the “Exchange Ratio”).

For the Amalgamation to proceed, the Amalgamation must be approved by a Special Resolution passed by a two-thirds majority of the votes cast by Spider Shareholders represented in person or by proxy at the Meeting. The approval of KWG as the sole shareholder of KWG Sub will also be required for the Amalgamation to proceed. If such approvals are not obtained, the Amalgamation will not proceed. Completion of the Amalgamation is also subject to the TSX Venture Exchange approval in respect of each of Spider and KWG.

The accompanying management information circular of Spider (the “Information Circular”) provides a detailed description of the Amalgamation, KWG, KWG Sub and Spider. Please give this material your careful consideration, and, if you require assistance, consult your financial, tax, legal or other professional advisor.

To be represented at the Meeting, you must either attend the Meeting in person or complete and sign the enclosed form of proxy. Spider Shareholders should forward their proxy to Spider’s registrar and transfer agent, Equity Transfer & Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario M5H 4H1, or by fax at (416) 361-0470. Alternatively, Spider Shareholders may visit www.investorvote.com to vote online. Spider Shareholders must deposit their proxy not later than 48 hours (excluding Saturdays, Sundays and holidays) preceding the Meeting, or any adjournment or adjournments thereof, as applicable. All proxies received after such time may be accepted or rejected by the Chair of the Meeting in the Chair’s discretion. Voting by proxy will ensure that your vote will be counted if you are unable to attend the Meeting in person.

Should the Amalgamation be approved by the Spider Shareholders and proceed to completion, existing holders of Spider Shares shall exchange their certificates representing the Spider Shares for certificates representing that number of KWG Shares as determined by the Exchange Ratio by completing and submitting the accompanying letter of transmittal in the manner set forth in the accompanying Information Circular.

Spider has appointed Laurel Hill Advisory Group to assist Spider with the Meeting. Laurel Hill has established a toll-free telephone line to take questions from Spider Shareholders regarding the Meeting: 1-877-304-0211.

As our shareholder, you have an important role in the Amalgamation as the Spider board of directors and management are asking for your support in voting “FOR” the Amalgamation. Your vote is important, regardless of the number of Spider Shares you own.

Thank you for your continued support.

Yours very truly,

SPIDER RESOURCES INC.

(Signed) Neil Novak
President and Chief Executive Officer

SPIDER RESOURCES INC.
NOTICE OF SPECIAL MEETING
OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders (“Spider Shareholders”) of common shares (the “Spider Shares”) of Spider Resources Inc. (“Spider”) will be held at the offices of McMillan LLP, located at Brookfield Place, Bay Wellington Tower, Suite 4400, 181 Bay Street, Toronto, Ontario M5J 2T3, Toronto, Ontario, Canada on July 8, 2010 at 10:00 a.m. (Toronto time) for the following purposes:

1.
to consider and, if deemed advisable, approve a Special Resolution (the “Amalgamation Resolution”), the full text of which is set forth in Schedule “C” to the accompanying management information circular dated June 11, 2010 (the “Information Circular”), approving the amalgamation (the “Amalgamation”) of Spider and 7569076 Canada Inc. (“KWG Sub”), a wholly-owned subsidiary of KWG Resources Inc. (“KWG”), under the provisions of the Canada Business Corporations Act in accordance with the combination agreement dated June 11, 2010, between Spider, KWG and KWG Sub;

2.	to consider and, if deemed advisable, approve and adopt an ordinary resolution ratifying and confirming the amendment to By-law Number 1; and

3.	to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular, which forms a part of this Notice of Meeting. This Notice of Meeting, and the accompanying Information Circular have been sent to each director of Spider, each Spider Shareholder entitled to notice of the Meeting and the auditors of Spider.

The contents and the sending of the Notice of Meeting and the accompanying Information Circular have been approved by the Board.

Each person who is a Spider Shareholder of record at the close of business on June 4, 2010 will be entitled to notice of, and to attend and vote at, the Meeting.

Pursuant to section 190 of the Canada Business Corporations Act, a shareholder is entitled to dissent in respect of the Amalgamation Resolution and, if the Amalgamation is effected, to be paid by Spider the fair value of his or her shares of Spider, as described in the accompanying Information Circular, which is deemed to form part of and is incorporated into this Notice of Meeting. Failure by a dissenting Spider Shareholder to adhere strictly to the requirements of those provisions may result in the loss of such rights of dissent.

Toronto, Ontario June 11, 2010	By Order of the Board Of Directors
(Signed) Neil Novak President and Chief Executive Officer

Spider Shareholders who are unable to attend the Meeting in person are requested to COMPLETE AND SIGN THE ACCOMPANYING FORM OF PROXY. Spider Shareholders should forward their form of proxy in the enclosed envelope to Spider’s registrar and transfer agent, Equity Transfer & Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario M5H 4H1, or by fax at (416) 361-0470. Spider Shareholders must deposit their proxy not later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or any adjournment thereof, as applicable, in order for such proxy to be used at the Meeting, or any adjournment thereof.

SPIDER RESOURCES INC.
NOTICE OF SPECIAL MEETING
OF SHAREHOLDERS
TO BE HELD ON JULY 8, 2010

AND

MANAGEMENT INFORMATION CIRCULAR
JUNE 11, 2010

NOTE TO SHAREHOLDERS IN THE UNITED STATES

This Amalgamation relates to common shares of Spider, which is a Canadian company. This Information Circular is subject to disclosure requirements of Canada, which are different from those of the United States. The solicitation of proxies hereby is not subject to the proxy requirements of Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), by virtue of an exemption applicable to proxy solicitations by foreign private issuers as defined in Rule 3b-4 under the U.S. Exchange Act. Accordingly, this Information Circular has been prepared in accordance with applicable disclosure requirements in Canada. Spider shareholders in the United States should be aware that such requirements are different than those of the United States. Financial statements included or incorporated by reference in this document have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to the financial statements of United States companies.

The common shares of KWG to be issued in connection with the Amalgamation have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and are being issued pursuant to the exemption from registration provided by Rule 802 thereunder. The KWG common shares will be “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act to the same extent and proportion that the Spider common shares exchanged by a securityholder in the Amalgamation were also “restricted securities”.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since Spider is incorporated under the federal laws of Canada and KWG is incorporated under the laws of Quebec, Canada, most of their officers and directors are residents of Canada and other foreign countries, and some or all of their assets and the assets of their officers and directors are located outside the United States. You may not be able to sue a Canadian company or its officers and directors in a Canadian or other foreign court for violations of U.S. securities laws.  It may be difficult to compel a Canadian company and its affiliates to subject themselves to a U.S. court’s judgment.

Unless otherwise indicated, all estimates of mineral reserves and resources included or incorporated by reference in this document have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), a rule developed by the Canadian Securities Administrators. The definition of a “mineral reserve” in NI 43-101 and the United States Securities and Exchange Commission (the “SEC”) definition of a “reserve” differ in certain respects. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In addition, while “resources” are recognized and required to be disclosed by Canadian securities laws, the SEC does not recognize or permit U.S. companies to disclose mineral resources in documents filed with the SEC because they do not have demonstrated economic or legal viability.  United States investors are cautioned not to assume that all or any part of a resource exists or will ever be established as a “reserve”. Accordingly, descriptions of mineralization included or incorporated by reference in this document may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

You should be aware that KWG may purchase securities of Spider otherwise than under the Amalgamation, such as in open market or privately negotiated purchases.

The exchange of Spider common shares for KWG common shares in the Amalgamation and the holding and disposition of KWG common shares may have tax consequences under the laws of the United States and Canada. Such consequences for Spider shareholders that are residents of, or citizens of, or otherwise subject to taxation in the United States (“U.S. Shareholders”) are not described in this Information Circular. U.S. Shareholders should be aware that Spider may have been a “passive foreign investment company” (as defined in U.S. Internal Revenue Code Section 1297) (a “PFIC”) in prior taxable years and may be a PFIC for the current taxable year, and there are special and generally adverse U.S. tax consequences to U.S. Shareholders who held their Spider common shares during a period when Spider was a PFIC. U.S. Shareholders should consult their own tax advisers regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the Amalgamation and the ownership and disposition of KWG common shares received pursuant to the Amalgamation.

THE SECURITIES OFFERED PURSUANT TO THE AMALGAMATION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS ANY SUCH SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR APPLICATION FOR A LICENSE HAS BEEN FILED UNDER RSA 421-B WITH THE STATE OF NEW HAMPSHIRE NOT THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THE FOREGOING.

TABLE OF CONTENTS

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS	5
GLOSSARY OF TERMS	11
SUMMARY	16
MANAGEMENT INFORMATION CIRCULAR	28
PART I GENERAL PROXY MATERIALS	30
Solicitation of Proxies by Management	30
Appointment of Proxy	30
Revocation of Proxy	30
General	31
Advice To Beneficial Shareholders	31
Record Date and Right To Vote	32
Voting Securities and Principal Holders Thereof	32
PART II PARTICULARS OF MATTERS TO BE ACTED UPON	33
The Amalgamation	33
Background to the Amalgamation	33
Reasons for the Amalgamation	33
Amalgamation	35
Business Conducted by KWG after the Amalgamation	55
Implementation of the Amalgamation	55
Procedure for Exchange of Share Certificates by Shareholders	55
Certain Canadian Federal Income Tax Considerations	56
Securities Law Matters	58
Regulatory Approvals and Filings	58
Fairness Opinion	58
Approval of Amalgamation	60
Rights of Dissenting Shareholders	60
Ratification of By-Law Number 1	61
PART III INFORMATION CONCERNING KWG	63
Information Incorporated by Reference	63
KWG	63
Intercorporate Relationships	63
Business of KWG	64
General Development of the Business	65
Three-Year History	66
Principal Property	69
Big Daddy Project	69
Other Properties	77
Management’s Discussion and Analysis	78
Disclosure of Outstanding Security Data	91
Effect of Amalgamation on Financial Condition, Results of Operations and Cash Flows	92
Description of Securities	92
Dividend Record	94
Consolidated Capitalization	95
Prior Sales	95
Trading Price and Volume	97
Principal Shareholders	98
Directors and Executive Officers	98
Biographies of Directors and Key Employees	100
Bankruptcy, Insolvency and Cease Trade Orders	101
Conflicts of Interest	102

Executive Compensation	103
Indebtedness of Directors and Executive Officers	109
Audit Committee Disclosure	109
Corporate Governance Disclosure	110
Risk Factors	112
Legal Proceedings and Regulatory Actions	118
Interest of Management and Others in Material Transactions	118
Auditor, Transfer Agent and Registrar	118
Material Contracts	118
Interests of Experts	118
Information Concerning KWG Sub	119
PART IV INFORMATION CONCERNING SPIDER	120
Spider	120
Intercorporate Relationships	120
General Development of the Business	120
Description of the Business	123
Spider Audit Committee	127
External Auditor Service Fees	128
Controls and Procedures	128
Legal Proceedings and Regulatory Actions	128
Directors and Executive Officers	128
Biographies of Directors and Key Employees	131
Cease Trade Orders, Penalties, Sanctions and Personal Bankruptcies	132
Spider Compensation Committee	133
Statement of Executive Compensation	134
Equity Compensation Plan Information	141
Management Contracts	141
Interest of Certain Persons and Companies in Matters to be Acted Upon	141
Interest of Informed Persons in Material Transactions	141
Conflicts of Interest	141
Authorized Capital	142
Consolidated Capitalization	142
Indebtedness of Directors and Executive Officers	142
Prior Sales of Spider Shares	142
Price Range and Trading Volume	143
Material Contracts	143
Dividend Policy	143
Auditors and Transfer Agent	143
Experts	144
Interests of Experts	144
Continuous Reporting Obligations to Investors	144
Additional Information	144
PART V INFORMATION CONCERNING KWG AFTER THE AMALGAMATION	145
The Amalgamation	145
Intercorporate Relationships	145
Business of KWG After Amalgamation	145
Principal Property	145
Selected Pro Forma Consolidated Financial Information	146
Principal Shareholders	148
Directors and Executive Officers of KWG After Amalgamation	148
Cease Trade Orders, Penalties, Sanctions and Personal Bankruptcies	151
Conflicts of Interest	152
Indebtedness of Directors and Executive Officers	152
Audit Committee Disclosure	152
Description of Share Capital	153
Executive Compensation	154
Pro Forma Consolidated Capitalization	154

Material Contracts	154
Dividend Record	154
Legal Proceedings and Regulatory Actions	154
Financial Statements	154
Interest of Experts	155
Interest of Management and Others in Material Transactions	155
Risk Factors	155
AUDITORS’ CONSENT	162
AUDITORS’ CONSENT	163
FINANCIAL ADVISOR CONSENT	164
SCHEDULE “A”
UNAUDITED PRO FORMA FINANCIAL STATEMENTS OF KWG

SCHEDULE “B”
COMBINATION AGREEMENT

SCHEDULE “C”
AMALGAMATION RESOLUTION

SCHEDULE “D”
DISSENTERS’ RIGHTS UNDER SECTION 190 OF THE CBCA

SCHEDULE “E”
FAIRNESS OPINION

SCHEDULE “F”
FINANCIAL STATEMENTS OF KWG

SCHEDULE “G”
AUDIT COMMITTEE CHARTER OF KWG

GLOSSARY OF TERMS

The following is a glossary of certain terms and abbreviations used throughout this Information Circular.

“Affiliate” means, when used to indicate a relationship with a person, a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified person.

“Associate” means, when used to indicate a relationship with a person, (i) a spouse of that person, (ii) any person of the same or opposite sex with whom that person is living in a conjugal relationship outside marriage, (iii) a child of that person or (iv) a relative of that person or of a person mentioned in items (i), (ii) or (iii) of this definition if that relative has the same residence as that person.

“Acquiring Person” means any person who is the Beneficial Owner (as such term is defined in the Spider Rights Plan) of 20% or more of the outstanding Spider Shares, subject to certain exceptions set out in the Spider Rights Plan.

“Additional KWG Shares” means the KWG Shares to be issued to Spider Shareholders pursuant to the Combination Agreement.

“Alternative Proposal” shall have the meaning ascribed thereto in the Combination Agreement attached as Schedule “B” to this Information Circular.

“Amalco” means a corporation continuing under the CBCA to be constituted on the Effective Date.

“Amalco Shares” means the common shares in the authorized capital of Amalco.

“Amalgamation” means the proposed amalgamation of KWG Sub and Spider to form Amalco under the provisions of the CBCA pursuant to the Combination Agreement.

“Amalgamation Application” means, collectively (i) a completed Form 2 - Initial Registered Office Address and First Board of Directors, (ii) a completed Form 9 - Articles of Amalgamation, (iii) a statutory declaration of an officer or director of each of Spider and KWG Sub, (iv) a covering letter to Corporations Canada for an application for amalgamation, and (v) the applicable filing fee payable to the Receiver General for Canada.

“Amalgamation Resolution” means a Special Resolution of the Spider Shareholders, the full text of which is set forth in Schedule “C” hereto, approving the Amalgamation in accordance with the Combination Agreement.

“Articles of Amalgamation” means the articles of amalgamation regarding the Amalgamation to be filed with the Registrar under the CBCA.

“Big Daddy Project” means a chromite deposit which lies on mining claim P 3012253 situated in the McFaulds Lake area of the James Bay Lowlands of north-central Ontario, some 280 km due north of the town of Nakina and comprises five staked claims (P 3012252, P 3012253, P 3008268, P 3008269 and P 3008793) and two single unit (400 m x 400 m, 16 ha) blocks excised from adjacent claims (P 3012250 and P 3012251) to the north.

“Business Day” means a day, other than a Saturday or Sunday, on which the principal commercial banks located in the City of Toronto, Ontario are open for business.

“CBCA” means the Canada Business Corporations Act, as amended, including regulations promulgated thereunder.

“CCC” means Canada Chrome Corporation, a wholly-owned subsidiary of KWG.

“Certificate of Amalgamation” means the certificate of amalgamation issued by the Registrar under the CBCA in respect of the Amalgamation.

“Change of KWG Recommendation” shall have the meaning ascribed thereto in the Combination Agreement attached as Schedule “B” to this Information Circular.

“Change of Spider Recommendation” shall have the meaning ascribed thereto in the Combination Agreement attached as Schedule “B” to this Information Circular.

“Cliffs” means Cliffs Natural Resources Inc.

“Cliffs Offer” means an offer to purchase all of Spider Shares made by 7557558 Ontario Inc., a wholly-owned indirect subsidiary of Cliffs.

“Closing” means the completion of the transactions contemplated under the Combination Agreement.

“Combination Agreement” means the combination agreement among Spider, KWG and KWG Sub dated June 11, 2010 setting forth the terms and conditions of the Amalgamation, attached as Schedule “B” hereto.

“Completion Deadline” shall have the meaning ascribed thereto in the Combination Agreement attached as Schedule “B” to this Information Circular.

“CNSX” means Canadian National Stock Exchange.

“Debuts” means Debuts Diamonds Inc., a subsidiary of KWG.

“Diagnos Initiative Project” means certain diamond properties located in the vicinity of the Kyle properties in the James Bay Lowlands area of Northern Ontario.

“Dissent Rights” means the rights of dissent in respect of the Amalgamation provided for in section 190 of the CBCA.

“Effective Date” means the date shown on the Certificate of Amalgamation issued by the Registrar.

“Effective Time” means the earliest moment on the Effective Date or such other time on the Effective Date as the parties to the Combination Agreement may agree in writing.

“Exchange Agent” means Computershare Investor Services Inc.

“Exchange Ratio” means the ratio of 1.21 KWG Shares for one (1) Spider Share, subject to adjustments in accordance with the Combination Agreement.

“executive officer” has the meaning ascribed to it in NI 51-102.

“Fairness Opinion” means the fairness opinion in respect of the Amalgamation dated June 11, 2010, prepared by TD Securities for the Spider Special Committee and the Spider Board, a copy of which is attached hereto as Schedule “E”.

“Freewest” means Freewest Resources Canada Inc.

“Governmental Entity” shall have the meaning ascribed thereto in the Combination Agreement attached as Schedule “B” to this Information Circular.

“IFRS” means International Financial Reporting Standards, as may be amended, restated or replaced from time to time.

“Independent Shareholders” means holders of Spider Shares, other than: (i) any Acquiring Person; (ii) any Offeror (subject to certain exceptions set out in the definition of “Beneficial Owner” in the Spider Rights Plan); (iii)any Affiliate or Associate of any Acquiring Person or Offeror;  (iv) any person acting jointly or in concert with any Acquiring Person or Offeror; and (v) any person who is a trustee of any employee benefit plan, share purchase plan, deferred profit sharing plan, stock participation plan and any other similar plan or trust for the benefit of employees of Spider unless the beneficiaries of the plan or trust direct the manner in which the Spider Shares are to be voted or direct whether the Spider Shares are to be tendered to a Take-over Bid for Spider.

“Informed Person” has the meaning ascribed thereto in National Instrument 51-102 – Continuous Disclosure Obligations adopted by the Canadian Securities Administrators.

“Information Circular” means this management information circular dated June 11, 2010, including the schedules appended hereto.

“KWG” means KWG Resources Inc., a corporation incorporated under the Companies Act (Quebec), R.S.Q. c. C-38, as amended.

“KWG Alternative Proposal” shall have the meaning ascribed thereto in the Combination Agreement attached as Schedule “B” to this Information Circular.

“KWG Board” means the board of directors of KWG.

“KWG Options” means incentive stock options to purchase KWG Shares in accordance with the KWG Stock Option Plan.

“KWG Rights Plan” means a shareholder rights plan dated as of May 25, 2010 adopted by way of a shareholder rights plan  agreement between KWG and Computershare Investor Services Inc, as rights agent.

“KWG Shareholder” means a holder of KWG Shares.

“KWG Shares” means common shares in the capital of KWG.

“KWG-Spider Joint Venture” means a joint venture agreement between KWG and Spider (as amended) governing joint exploration and development activities of the parties in Northern Ontario.

“KWG SRP Rights” means rights to acquire KWG Shares pursuant to the KWG Rights Plan.

“KWG Stock Option Plan” means the existing stock option plan of KWG.

“KWG Sub” means 7569076 Canada Inc., a wholly-owned subsidiary of KWG incorporated under the CBCA.

“KWG Sub Shares” means common shares in the capital of KWG Sub.

“KWG Superior Proposal” shall have the meaning ascribed thereto in the Combination Agreement attached as Schedule “B” to this Information Circular.

“KWG Take-over Deadline” shall have the meaning ascribed thereto in the Combination Agreement attached as Schedule “B” to this Information Circular.

“KWG Warrants” means share purchase warrants to purchase KWG Shares.

“Kyle Kimberlite Project” means a property located near the Attawapiskat River approximately 130km west of the DeBeers Victor Pipe in James Bay Lowlands, and consists of five diamondiferous kimberlites, including Kyle Lake #1 and Kyle #3.

“Letter Agreement” means the binding letter of intent dated May 25, 2010 between Spider and KWG.

“Letter of Transmittal” means the form of letter of transmittal (Printed on YELLOW paper) accompanying this Information Circular.

“MacFadyen Project” means a property located eight kilometres north of the Victor Diamond Mine project of De Beers Canada Explorations Inc. and comprises three diamond-bearing kimberlites (MacFadyen-1, MacFadyen-2 and Good Friday).

“Material Adverse Effect” shall have the meaning ascribed thereto in the Combination Agreement attached as Schedule “B” to this Information Circular.

“McFaulds Lake VMS Project” consists of three volcanogenic massive sulphide (VMS) properties, the McFaulds (East) property, the McFaulds (West) property and the McFaulds (North) which are located in the western portion of the James Bay Lowlands, Ontario.

“Meeting” means the special meeting of the Spider Shareholders to be held at the offices of McMillan LLP, located at Brookfield Place, Bay Wellington Tower, Suite 4400, 181 Bay Street, Toronto, Ontario M5J 2T3 on July 8, 2010 at 10:00 a.m. (Toronto time), including any permitted adjournments or postponements thereof, for the purposes set forth in the Notice of Meeting.

“Meeting Materials” means collectively, the Notice of Meeting, the Information Circular, the Letter of Transmittal and the enclosed form of proxy.

“Meeting Date” means July 8, 2010.

“Micon” means Micon International Limited.

“MI 61-101” means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.

“New KWG Options” means incentive stock options to purchase KWG Shares issued to the holders of Spider Options who have consented to the exchange of their Spider Options and who are, at the relevant time, “Eligible Persons” under the KWG Stock Option Plan.

“NI 52-109” means National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings.

“NI 43-101” means National Instrument 43-101 Standards of Disclosure for Mineral Projects issued by the Canadian Securities Administrators.

“NI 51-102” means National Instrument 51-102 Continuous Disclosure Obligations.

“NI 52-110” means National Instrument 52-110 Audit Committees.

“NI 58-101” means National Instrument 58-101 Disclosure of Corporate Governance Practices.

“Noront” means Noront Resources Ltd.

“Notice of Meeting” means the notice of the Meeting accompanying this Information Circular.

“Offeror” means a person who has announced a current intention to make or who is making a Take-over Bid for Spider.

“Optionholders” means holders of the Spider Options.

“OSC” means the Ontario Securities Commission.

“PGE” means platinum group elements.

“Record Date” means June 4, 2010.

“Registrar” means the Director General of Corporations Canada, the administrator of the CBCA.

“Renforth” means Renforth Resources Inc.

“SEC” means the United States Securities and Exchange Commission.

“Special Resolution” means a resolution passed by a majority of not less than two-thirds of the votes cast by shareholders who voted in respect of that resolution, in person or by proxy.

“Spider Alternative Proposal” shall have the meaning ascribed thereto in the Combination Agreement attached as Schedule “B” to this Information Circular.

“Spider” means Spider Resources Inc., a corporation incorporated under the CBCA.

“Spider Board” means the board of directors of Spider.

“Spider Convertible Securities” means, collectively, Spider Options, Spider Warrants, Spider Unit Warrants and Spider Unit Compensation Options.

“Spider Dissenting Shareholder” means any Spider Shareholder who chooses to dissent to the Amalgamation in accordance with Section 190 of the CBCA.

“Spider Options” means Spider’s outstanding incentive stock options to purchase Spider Shares.

“Spider Rights Plan” means the shareholder rights plan agreement between Spider and Equity Transfer & Trust Company, as rights agent, dated May 8, 2009.

“Spider Shareholders” means the holders of the Spider Shares.

“Spider Shareholder Approval” shall have the meaning ascribed thereto in the Combination Agreement attached as Schedule “B” to this Information Circular.

“Spider Shares” means the common shares in the capital of Spider.

“Spider Stock Option Plan” means the stock option plan of Spider dated May 12, 2003, as amended, and as ratified and confirmed by the shareholders of Spider on May 19, 2010.

“Spider Special Committee” means the special committee of independent directors of Spider.

“Spider Superior Proposal” shall have the meaning ascribed thereto in the Combination Agreement attached as Schedule “B” to this Information Circular.

“Spider Unit” means a unit of Spider comprised of one Spider Share and one Spider Unit Warrant.

“Spider Unit Compensation Options” means the outstanding agent compensation options to acquire Spider Units.

“Spider Unit Warrant” means a share purchase warrant of Spider underlying a Spider Unit which entitles the holder thereof to purchase one Spider Share.

“Spider Warrants” means the outstanding share purchase warrants to purchase Spider Shares.

“Take-over Bid for Spider” means an Offer to Acquire (as such term is defined in the Spider Rights Plan) Spider Shares, or securities convertible into Spider Shares, where the Spider Shares subject to the Offer to Acquire, together with (i) the Spider Shares into which securities subject to the Offer to Acquire are convertible and (ii) the Offeror’s Securities (as such term is defined in the Spider Rights Plan), constitute in the aggregate 20% or more of the outstanding Spider Shares at the date of the Offer to Acquire.

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, each as amended.

“TD Securities” means TD Securities Inc.

“TSX-V” means the TSX Venture Exchange.

“UC” means UC Resources Ltd.

“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder.

“Wawa Project” means a diamond project located 35 km north of Wawa in central Ontario on the northeast shore of Lake Superior along the Trans-Canada Highway (Hwy 17), encompassing 44.2 square kilometres.

SUMMARY

The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements contained, or incorporated by reference, in this Information Circular, including the Schedules hereto which form a part of this Information Circular.  Unless otherwise stated herein, all capitalized terms shall have the meaning set forth in the Glossary of Terms.

The Meeting

The Meeting will be held on July 8, 2010 at 10:00 a.m. (Toronto time) at the offices of McMillan LLP, located at Brookfield Place, Bay Wellington Tower, Suite 4400, 181 Bay Street, Toronto, Ontario M5J 2T3 for the purposes set forth in the Notice of Meeting.  The principal purpose of the Meeting will be to consider and, if deemed advisable, to pass the Special Resolution relating to the Amalgamation.  The Record Date for voting at the Meeting is the close of business on June 4, 2010.

Background to the Amalgamation

On May 24, 2010, Cliffs announced that it intended to make a take-over bid for all of the Spider Shares and/or KWG Shares. On May 31, 2010, 7557558 Ontario Inc., a wholly-owned indirect subsidiary of Cliffs commenced its offer to purchase all of Spider Shares (the “Cliffs Offer”) at a stated price of $0.13 per share. The Spider Board has unanimously rejected the Cliffs Offer. As of the date of this Information Circular, Cliffs has not commenced an offer to purchase the KWG Shares, and has indicated that it is continuing to review its options and may not make such an offer in light of the disclosure by Spider and KWG of the proposed Amalgamation.

Management and board of directors of each of Spider and KWG have been and are taking decisive measures to respond to Cliffs’ actions. The Spider Board has appointed a special committee of independent directors to evaluate the Amalgamation, the Cliffs Offer and consider any alternatives. The Spider Special Committee was initially comprised of Messrs. Earl Coleman, Norman Brewster, Bryan Wilson and Hubert Marleau. Due to personal and business reasons, Mr. Marleau was unable to participate. As a result, the Spider Special Committee was reconstituted to be comprised of Messrs. Earl Coleman, Norman Brewster and Bryan Wilson. Mr. Earl Coleman serves as Chair of the Spider Special Committee.

Spider has appointed TD Securities as financial advisor to advise the Spider Special Committee and the Spider Board with respect to the Cliffs Offer, the Amalgamation and any other superior alternative proposals and to provide an opinion as to the fairness, from a financial point of view, of the consideration to be received by the Spider Shareholders under the Cliffs Offer, the Amalgamation and such other superior alternative proposals. The Spider Special Committee has also appointed Fogler, Rubinoff LLP as independent counsel to the Spider Special Committee.

On May 25, 2010, Spider and KWG entered into the Letter Agreement to enter into a business combination, at the conclusion of which the shareholders of each of Spider and KWG will hold approximately 50% of the outstanding shares of the ongoing public corporation. The combined company will hold a current 53% interest in the Big Daddy Project, with the option to earn a further 7% interest to achieve a 60% interest in the project.

On June 11, 2010, Spider, KWG and KWG Sub entered into the Combination Agreement which sets out the terms and conditions of the Amalgamation and supersedes the Letter Agreement.

Reasons for the Amalgamation

Spider and KWG have decided to combine their operations as the logical next step in the continued exploration and development of their jointly held mineral projects in Northern Ontario. The proposed transaction represents the culmination of a partnership between Spider and KWG that has endured for over 18 years and has been initiated in order to combine the companies’ respective assets and experienced management teams, facilitate future financings and rationalize operations, all with a view to enhancing shareholder value. Specifically, the Amalgamation will result in the combined entity holding a majority interest in the Big Daddy Project with the ongoing right to operate the continued exploration, development and mining activities thereon.

The Spider Board believes that the Amalgamation will create value for the Spider Shareholders by combining the assets of Spider and KWG, and in particular a majority interest in the Big Daddy Project. The combined entity will hold a majority or fully-owned position in each of the Spider’s mineral projects and will have the flexibility to develop each of such projects to maximize value of its combined shareholder base. A further advantage of the proposed Amalgamation would be the unification of the operatorship of the Big Daddy Project for the duration of the option period and for so long into the ensuing joint venture as the combined entity holds an interest greater than 50% in that project. Following the Amalgamation, the shareholders of each of Spider and KWG will hold approximately 50% of the ongoing public combined company which would hold a current 53% interest in the Big Daddy Project, with the option to earn a further 7% interest to achieve a 60% interest in the project.

The Spider Board believes that the combined company would provide a number of other benefits to shareholders, including:

(a)	strong combined management team;

(b)	enhanced market liquidity as a result of a significantly larger market capitalization and expanded shareholder base providing greater access to capital;

(c)	rationalization of overhead costs and administrative expenses related to maintaining two separate public companies reducing ongoing costs; and

(d)	controlling interests in other early stage development prospects in which both Spider and KWG share interests prior to the Amalgamation.

The Spider Board believes that the most efficient method of effecting the combination of Spider and KWG is by the Amalgamation. The Amalgamation is intended to enhance shareholder value and opportunities for Spider Shareholders. After extensive analysis, discussion and reflection with Spider’s management and financial advisors, the Spider Board unanimously determined that the Amalgamation:

(a)	offered Spider Shareholders the ability to maximize the exploration and potential development of the Big Daddy Project, as well as its other assets;

(b)	was the best alternative available to maximize shareholder value and opportunities for Spider Shareholders; and

(c)	was in the best interests of Spider Shareholders.

In arriving at its conclusions and recommendations, the Spider Board considered a number of factors including the following:

(a)
the Amalgamation and the terms and conditions of the Combination Agreement and the unanimous recommendation of the Spider Special Committee that the Spider Board recommend that Spider Shareholders vote in favour of the Amalgamation;

(b)
the Fairness Opinion, a copy of which is attached as Schedule “E” to this Information Circular, which concludes that, based upon and subject to the scope of review, assumptions, limitations and qualifications set forth in the opinion, as of June 11, 2010, the consideration to be received by the Spider Shareholders (other than KWG and its affiliates)  under the Amalgamation is fair, from a financial point of view, to the Spider Shareholders (other than KWG and its affiliates);

(c)	the purpose and benefits of the Amalgamation;

(d)	the risks associated with the Amalgamation and the alternatives available to Spider;

(e)
that the Amalgamation will enable Spider Shareholders to retain their investment in a publicly-traded corporation on a recognized exchange with an enhanced mineral asset base which will include a majority interest in the Big Daddy Project;

(f)
information concerning the financial condition, results of operations, business, plans and prospects of Spider and KWG  and the resulting potential for enhanced business efficiency, management effectiveness and financial results of KWG on a consolidated basis;

(g)	the Cliffs Offer and the unanimous recommendation of the Spider Special Committee that the Spider Board recommend that Spider Shareholders reject the Cliffs Offer; and

(h)
the opinion prepared and verbally delivered by TD Securities to the Spider Special Committee concluding that, based upon and subject to the expressed scope of review and certain assumptions, limitations and qualifications, as of June 10, 2010, the consideration to be received by the Spider Shareholders (other than Cliffs and its affiliates) under the Cliffs Offer is inadequate, from a financial point of view, to the Spider Shareholders (other than Cliffs and its affiliates).

Spider Special Committee Recommends Approval of the Amalgamation

After giving careful consideration to the terms of the Amalgamation, the advice of TD Securities, Spider’s financial advisor and various additional matters, the Spider Special Committee has:

(a)	unanimously determined that the Amalgamation is fair from a financial point of view to the Spider Shareholders;
(b)	unanimously determined that the Amalgamation is in the best interests of Spider and the Spider Shareholders; and
(c)	unanimously recommended that the Spider Board recommend that Spider Shareholders vote in favour of the Amalgamation.
Spider Board Recommends Approval of the Amalgamation

The Board of Directors of Spider has carefully considered the proposed Amalgamation, including the financial aspects of the transaction, and fully considered its  duties and responsibilities to Spider and the Spider Shareholders and, after receiving the recommendation of the Spider Special Committee, has unanimously determined that the Amalgamation is fair from a financial point of view to the Spider Shareholders and that the Amalgamation is in the best interests of Spider and the Spider Shareholders and unanimously recommends  that Spider Shareholders VOTE IN FAVOUR of the Amalgamation Resolution. See “Particulars of Matters to be Acted Upon – Approval of Amalgamation”.

The Amalgamation

Effect of the Amalgamation

The Combination Agreement provides for the implementation of the Amalgamation, subject to the satisfaction of certain conditions. Upon completion of the Amalgamation, KWG Sub, a wholly-owned subsidiary of KWG, and Spider will amalgamate to form Amalco to be named Spider Resources Inc. Spider Shareholders (other than Spider Shareholders who have validly exercised their Dissent Rights and other than Spider Shares beneficially owned by KWG Sub) will receive that number of KWG Shares for their Spider Shares so as to achieve the Exchange Ratio.  No fractional KWG Shares will be issued pursuant to the Amalgamation and the aggregate number of KWG Shares issuable to a Spider Shareholder who would otherwise be entitled to a fraction of a KWG Share (taking into account the aggregate number of Spider Shares beneficially owned by such Spider Shareholder) will be rounded up to the nearest whole number. A holder of Spider Warrants will be entitled to participate in the Amalgamation as a shareholder in the event that such holder exercises its Spider Warrants prior to the Effective Date in accordance with the terms thereof. Spider will seek consent of holders of Spider Warrants to accept KWG Shares upon exercise of Spider Warrants following the completion of the Amalgamation in accordance with the terms of the Combination Agreement and subject to the rules and policies of the TSX-V.

Upon completion of the Amalgamation, Amalco will be a wholly-owned subsidiary of KWG. Immediately following the Amalgamation, the former Spider Shareholders will hold approximately 52% of the issued and outstanding KWG Shares and approximately 49% on a fully diluted basis (based on the number of issued and outstanding securities of both Spider and KWG as of June 9, 2010).

Principal Steps of the Amalgamation

Subject to the rights of termination contained in the Combination Agreement, upon Spider Shareholder Approval being obtained and the other conditions in the Combination Agreement being complied with or waived, including the receipt of all necessary regulatory approvals Spider and KWG Sub will file with the Registrar the Amalgamation Application and such other documents as may be required in order to effect the Amalgamation. At the Effective Time:

(a)	KWG Sub and Spider will amalgamate and continue as one company under the terms and conditions of the Combination Agreement and articles and by-laws of KWG Sub;
(b)	each Spider Share held by KWG Sub shall be cancelled without any repayment of capital in respect thereof;
(c)
each outstanding Spider Share (other than Spider Shares held by a Spider Shareholder who has validly exercised its Dissent Rights and who is ultimately entitled to be paid fair value for its Spider Shares and other than the Spider Shares beneficially owned by KWG Sub) will be exchanged for that number of KWG Shares equal to the Exchange Ratio, and:

(i) such holder shall cease to be a Spider Shareholder and the name of such holder shall be removed from the central securities register of holders of Spider Shares;

(ii) KWG shall issue from the treasury and cause to be delivered to such Spider Shareholder the KWG Shares to which such holder is entitled as aforesaid and the name of such holder shall be added to the central securities register of holders of KWG Shares showing such holder as the registered holder of the KWG Shares so issued; and

(iii) each Spider Share so exchanged shall be cancelled and an equivalent number of KWG Sub Shares shall be issued to KWG;

(d)
all KWG Sub Shares shall be converted on a share for share basis into fully paid and non-assessable Amalco Shares on the basis of one (1) fully paid and non-assessable Amalco Share for each one (1) KWG Sub Share;

(e)	Amalco shall be a wholly-owned subsidiary of KWG;
(f)	Amalco will have, as its articles, articles substantially in the form of the articles of KWG Sub, and will have, as its by-laws, the by-laws of KWG Sub;
(g)	the property, rights and interests of each of KWG Sub and Spider will continue to be the property, rights and interests of Amalco; and
(h)	the initial board of directors of Amalco will be comprised of the individuals set forth in Schedule “E” to the Combination Agreement.
Adjustment of Exchange Ratio

The Exchange Ratio is 1.21, subject to adjustment in certain circumstances in accordance with Section 2.10 of the Combination Agreement attached as Schedule “B” to this Information Circular.

Conditions to the Amalgamation Becoming Effective

The Combination Agreement contains a number of conditions precedent to the obligations of Spider and KWG thereunder, including approval of the Amalgamation by the TSX-V in respect of each of Spider and KWG.  Unless all such conditions are satisfied or waived by the party for whose benefit such conditions exist, to the extent they may be capable of waiver, the Amalgamation will not proceed.

See “Particulars of Matters to be Acted Upon - The Amalgamation - Conditions to the Amalgamation Becoming Effective” for further information regarding conditions to the completion of the Amalgamation.

Potential Change of Name

Pursuant to the terms of the Combination Agreement, the KWG Board will, as soon as practicable following the completion of the Amalgamation, endeavour to effect a change of KWG’s corporate name to “Spider-KWG Resources Inc.”.

Non-Solicitation Covenants

Each of Spider and KWG has agreed that it will not, directly or indirectly, (i) make, solicit, initiate, facilitate, entertain, encourage, engage in, respond to or promote any inquiries or proposals that may reasonably be expected to lead to either a Spider Alternative Proposal or KWG Alternative Proposal, as applicable; (ii) encourage or participate in any discussions or negotiations regarding any Spider Alternative Proposal or KWG Alternative Proposal or potential proposal; (iii) agree to, accept, approve or recommend, or propose publicly to agree to, accept, approve or recommend any Spider Alternative Proposal or KWG Alternative Proposal or potential proposal; or (iv) accept, enter into or propose publicly to accept or enter into any agreement or understanding related to any Spider Alternative Proposal or KWG Alternative Proposal or potential proposal.  Each of Spider and KWG have also agreed to immediately terminate and cease any discussions or negotiations with any person with respect to any proposal that constitutes or could reasonably be expected to constitute an Spider Alternative Proposal or KWG Alternative Proposal, as applicable.

Notwithstanding the foregoing, each of the Spider Board and KWG Board, as applicable, may, before the approval of the Amalgamation by Spider Shareholders, consider or negotiate any unsolicited Spider Alternative Proposal or KWG Alternative Proposal, as applicable, that may constitute a Spider Superior Proposal or KWG Superior Proposal, in

accordance with the applicable terms of the Combination Agreement, but only if the Spider Alternative Proposal or KWG Alternative Proposal, as applicable, does not result from a breach of the Combination Agreement by Spider or KWG, as applicable, and only if the Spider Board or KWG Board, as applicable, determines in good faith after consulting outside legal counsel that failure to take such action would be inconsistent with the fiduciary duties of the directors under applicable law.

See “Particulars of Matters to be Acted Upon - The Amalgamation - Non-Solicitation Covenants” for further information regarding the non-solicitation provisions of the Combination Agreement.

Superior Proposal

Spider and KWG, as applicable, may not accept, approve, recommend or enter into an agreement in respect of a Spider Alternative Proposal or KWG Alternative Proposal, as applicable (other than a confidentiality and standstill agreement on terms contemplated in the Combination Agreement) on the basis that it would constitute a Spider Superior Proposal or KWG Superior Proposal, as applicable, unless (a) Spider or KWG, as applicable, has complied with its non-solicitation covenant under the Combination Agreement, (b) the Spider Superior Proposal or KWG Superior Proposal, as applicable, does not provide for the payment of any break, termination or other fees or expenses to the other party in the event that Spider or KWG, as applicable, completes the Amalgamation or any similar other transaction prior to any termination of the Combination Agreement, (c) Spider or KWG, as applicable, has provided the other with information about the Spider Superior Proposal or KWG Superior Proposal, as applicable, as required by the Combination Agreement, and (d) five Business Days have elapsed from the later of the date Spider or KWG, as applicable, received notice of the determination of the Spider Board or KWG Board, as applicable, to accept, approve, recommend or enter into an agreement in respect of the Spider Superior Proposal or KWG Superior Proposal, as the case may be, and the date that Spider or KWG, as applicable, received the information required to be provided by the other in respect of a Spider Alternative Proposal or KWG Alternative Proposal, as applicable.

During the five Business Day period described above, Spider or KWG, as applicable, will have the opportunity (but not the obligation) to offer in writing to amend the terms of the Combination Agreement and the Amalgamation. The Spider Board or KWG Board, as applicable, shall review any offer by the other to amend the terms of the Combination Agreement and the Amalgamation to determine in good faith whether the offer would result in the Spider Alternative Proposal or KWG Alternative Proposal, as applicable, not being a Spider Superior Proposal or KWG Superior Proposal, as applicable, and if so determined by the Spider Board or KWG Board, as applicable, Spider or KWG shall enter into an amended agreement with the other party reflecting the amended proposal of such other party, and it shall promptly reaffirm its recommendation of the Amalgamation as amended.

See “Particulars of Matters to be Acted Upon - The Amalgamation - Non-Solicitation Covenants” for further information relating to the Superior Proposal Provisions of the Combination Agreement.

Spider Rights Plan and KWG Rights Plan

In the Combination Agreement, Spider has made certain representations, warranties and covenants with respect to the Spider Rights Plan and KWG has made certain representations, warranties and covenants with respect to the KWG Rights Plan. See “Particulars of Matters to be Acted Upon – Amalgamation - Spider Rights Plan” and “Particulars of Matters to be Acted Upon – Amalgamation - KWG Rights Plan” for further details relating to such representations and warranties.

Termination of the Combination Agreement

The Combination Agreement may be terminated at any time prior to the Effective Date:

(a)	by mutual written agreement between Spider and KWG;
(b)
if any condition to completion of the Amalgamation set out in the Combination Agreement is not satisfied or waived by the party to whom it is of benefit, subject to the notice and cure provisions of the Combination Agreement;

(c)
by KWG, (i) if the Spider Board fails to recommend to Spider Shareholders that they vote in favour of the Amalgamation and the Special Resolution and the other transactions contemplated in the Combination Agreement, except as expressly permitted in the Combination Agreement with respect to a Spider Alternative Proposal; (ii) if the Spider Board shall have made a Change of Spider Recommendation; (iii) if the Spider Board accepts, approves or recommends a Spider Alternative Proposal; (iv) if Spider enters into a letter of intent or definitive written agreement with respect to a Spider Superior Proposal; (v) except as otherwise provided for in the Combination Agreement with respect to a Spider Alternative Proposal, if Spider shall have failed, after being requested by KWG in writing, to reaffirm its approval or recommendation of the Amalgamation and the transactions contemplated in the Combination Agreement as promptly as possible (but in any event within five (5) Business Days) after receipt of such written request from KWG; (vi) if any Spider Shares are acquired by a third party pursuant to a take-over bid (including an exempt take-over bid); (vii) if Spider shall not have mailed this Information Circular to the Spider Shareholders on or before June 21, 2010 (provided that KWG shall have materially fulfilled its obligations with respect to the information to be provided by KWG to Spider for inclusion in this Information Circular, as described in greater detail below); (viii) if Spider shall have failed to hold the Meeting on or before July 14, 2010 (unless such failure results from an adjournment of the Meeting in accordance with the terms of the Combination Agreement); or (ix) if there is an intentional breach of the covenants by Spider or any of its directors, officers, employees, agents, consultants or other representatives, in each case, on or before the Effective Date;

(d)
by Spider: (i) if the KWG Board shall have made a Change of KWG Recommendation; (ii) if the KWG Board accepts, approves or recommends a KWG Alternative Proposal; (iii) if KWG enters into a letter of intent or definitive written agreement with respect to a KWG Alternative Proposal; (iv) except as otherwise provided for in the Combination Agreement with respect to a KWG Alternative Proposal, if KWG shall have failed, after being requested by Spider in writing, to reaffirm its approval or recommendation of the Amalgamation and the transactions contemplated in the Combination Agreement as promptly as possible (but in any event within five (5) Business Days) after receipt of such written request from Spider; (v) if any KWG Shares are acquired by a third party pursuant to a take-over bid (including an exempt take-over bid); or (vi) if there is an intentional breach of the covenants set forth in the Combination Agreement by KWG, any of its subsidiaries or any of their respective directors, officers, employees, agents, consultants or other representatives, in each case, on or before the Effective Date;

(e)
by KWG or by Spider if the Amalgamation shall not have been completed by the Completion Deadline; provided however, (i) there is no intentional breach of the covenants set forth in the Combination Agreement of such terminating party, any of its subsidiaries, if any, or any of their respective directors, officers, employees, agents, consultants or other representatives, in each case, before the Completion Deadline, and (ii) if the Amalgamation has not been completed by the Completion Deadline because the Meeting has not been held due to the fault of Spider (the Parties acknowledging that Spider is not at fault in the event that the Meeting has not been held due to an order of a Governmental Entity), then Spider shall not be entitled to terminate the Combination Agreement;

(f)
by KWG in order to enter into a letter of intent or definitive agreement with respect to a KWG Superior Proposal or otherwise accept, approve or recommend a KWG Superior Proposal, subject to compliance by KWG with the non-solicitation and notice requirements set forth in the Combination Agreement;

(g)
by Spider in order to enter into a letter of intent or definitive agreement with respect to a Spider Superior Proposal or otherwise accept, approve or recommend a Spider Superior Proposal, subject to compliance by Spider with the non-solicitation and notice requirements set forth in the Combination Agreement; and

(h)
by KWG or Spider, as the case may be, if KWG or Spider, as applicable, shall have breached or not performed any material covenant when required to be performed by it under the Combination Agreement (unless such non-performance or breach, if susceptible to being cured, is cured by the breaching or non performing party in accordance with the terms of the Combination Agreement) or if any representation or warranty of KWG or Spider, as applicable, shall have been untrue when made to the extent that the failure of such representation or warranty to be true and correct shall result in a Material Adverse Effect on KWG or Spider, as applicable, or have a material adverse effect on the ability of KWG or Spider, as applicable, to complete the Amalgamation.

See “Particulars of Matters to be Acted Upon - The Amalgamation - Termination of the Combination Agreement” for further information regarding the termination provisions of the Combination Agreement.

Termination Payments

The Combination Agreement provides that in the event the Combination Agreement is terminated, under certain conditions, then either Spider or KWG, as applicable, shall pay to the other party, the applicable break fee.

If the Combination Agreement is terminated (a) by KWG in order to enter into a letter of intent or definitive agreement with respect to a KWG Superior Proposal or otherwise accept, approve or recommend a KWG Superior Proposal; (b) by Spider (i) if the KWG Board shall have made a Change of KWG Recommendation; (ii) if the KWG Board accepts, approves or recommends a KWG Alternative Proposal; (iii) if KWG enters into a letter of intent or definitive written agreement with respect to a KWG Alternative Proposal; (iv) except as otherwise provided for in the Combination Agreement with respect to a KWG Alternative Proposal, if KWG shall have failed, after being requested by Spider in writing, to reaffirm its approval or recommendation of the Amalgamation as promptly as possible (but in any event within five (5) Business Days) after receipt of such written request from Spider; or (vi) if any KWG Shares are acquired by a third party pursuant to a take-over bid (including an exempt take-over bid); or (c) by Spider if KWG shall have breached or not performed any material covenant when required to be performed by it under the Combination Agreement (unless such non-performance or breach, if susceptible to being cured, is cured by KWG in accordance with the terms of the Combination Agreement) or if any representation or warranty of KWG shall be untrue when made to the extent that the failure of such representation or warranty to be correct shall result a material adverse effect on the ability of Spider to complete the Amalgamation, provided that there is no breach or non-performance by Spider, in any material respect, of any of its representations, warranties or covenants made in the Combination Agreement which has not been cured by Spider pursuant to the cure provisions of the Combination Agreement, then, KWG shall, on or prior to the Completion Deadline, pay to Spider, the applicable break fee.

If the Combination Agreement is terminated (a) by KWG (i) if the Spider Board fails to recommend to Spider Shareholders that they vote in favour of the Amalgamation and the Special Resolution and the other transactions contemplated in the Combination Agreement, except as expressly permitted in the Combination Agreement with respect to a Spider Alternative Proposal; (ii) if the Spider Board shall have made a Change of Spider Recommendation; (iii) if the Spider Board accepts, approves or recommends a Spider Alternative Proposal; (iv) if Spider enters into a letter of intent or definitive written agreement with respect to a Spider Alternative Proposal; (v) except as otherwise provided for in the Combination Agreement with respect to a Spider Alternative Proposal, if Spider shall have failed, after being requested by KWG in writing, to reaffirm its approval or recommendation of the Amalgamation as promptly as possible (but in any event within five (5) Business Days) after receipt of such written request from KWG; or (vi) if any Spider Shares are acquired by a third party pursuant to a take-over bid (including an exempt take-over bid); (b) by Spider in order to enter into a letter of intent or definitive agreement with respect to a Spider Superior Proposal or otherwise accept, approve or recommend a Spider Superior Proposal, subject to compliance with the non-solicitation and notice provisions of the Combination Agreement; (c) by KWG if Spider shall have failed to mail this Information Circular to the Spider Shareholders on or before June 21, 2010 (provided that KWG shall have materially fulfilled its obligations with respect to the information to be provided by KWG to Spider for inclusion in this Information Circular, as described in greater detail below) or hold the Meeting on or before July 14, 2010 (unless such failure results from an adjournment of the Meeting for not more than ten (10) Business Days due to its obligation under the Combination Agreement to adjourn the Meeting in connection with a Spider Alternative Proposal); or (d) by KWG if Spider shall have breached or not performed any material covenant when required to be performed by it under the Combination Agreement (unless such non-performance or breach, if susceptible to being cured, is cured by Spider in accordance with the terms of the Combination Agreement) or if any representation or warranty of Spider shall be untrue when made to the extent that the failure of such representation or warranty to be true and correct shall result in a material adverse effect on the ability of KWG to complete the Amalgamation, provided that there is no breach or non-performance by KWG, in any material respect, of any of its representations, warranties or covenants made in the Combination Agreement which has not been cured by the cure provisions of the Combination Agreement; then, Spider shall pay to KWG the applicable break fee.

See “Particulars of Matters to be Acted Upon - The Amalgamation - Termination of the Combination Agreement” for further information regarding the termination payment obligations of KWG and Spider pursuant to the Combination Agreement.

Amendments

The Combination Agreement may, at any time and from time to time before or after the holding of the Meeting be amended by mutual written agreement of KWG, KWG Sub and Spider without, subject to applicable Laws, further notice to or authorization on the part of the Spider Shareholders and any such amendment may, without limitation:

(a)         change the time for the performance of any of the obligations or acts of the parties to the Combination Agreement;

(b)         waive any inaccuracies in or modify any representation or warranty contained in the Combination Agreement or in any document delivered pursuant to the Combination Agreement;

(c)          waive compliance with or modify any of the covenants contained in the Combination Agreement and waive or modify the performance of any of the obligations of any of the parties thereto; and

(d)          waive compliance with or modify any condition contained in the Combination Agreement;

provided, however, that notwithstanding the foregoing, following the Meeting, no amendments to the definition of “Exchange Ratio” as it applies to the Spider Shares which are adverse in interest to Spider Shareholders, nor to Section 2.5(b) of the Combination Agreement, shall be made without the approval of Spider Shareholders given in the same manner as required for the approval of the Amalgamation.

Fairness Opinion

Spider has appointed TD Securities as financial advisor to advise the Spider Special Committee and the Spider Board with respect to the Cliffs Offer, the Amalgamation and any other superior alternative proposals and to provide an opinion as to the fairness, from a financial point of view, of the consideration to be received by the Spider Shareholders under the Cliffs Offer, the Amalgamation and such other superior alternative proposals.

TD Securities provided to the members of the Spider Special Committee and the Spider Board the Fairness Opinion, which concluded that, based upon and subject to the scope of review, assumptions, qualifications and limitations set forth in the opinion, as of June 11, 2010, the consideration to be received by the Spider Shareholders (other than KWG and its affiliates) under the Amalgamation is fair, from a financial point of view, to the Spider Shareholders (other than KWG and its affiliates).

The Fairness Opinion does not constitute and should not be construed as a valuation of Spider or KWG or any of their respective assets or securities. Furthermore, the Fairness Opinion does not constitute a recommendation to Spider Shareholders to either approve or support the Amalgamation or otherwise as to how to vote in connection with the Amalgamation or as to whether Spider Shareholders should tender their Spider Shares to the Cliffs Offer. The full text of the Fairness Opinion, which describes the assumptions made, information reviewed, matters considered and limitations on the scope of review undertaken by TD Securities in rendering the Fairness Opinion, is attached as Schedule “E” to this Information Circular, and the foregoing summary of the Fairness Opinion is qualified in its entirety by reference to the full text of the Fairness Opinion. Spider Shareholders are urged to, and should, read the Fairness Opinion carefully and in its entirety. See “Particulars of Matters to be Acted Upon – Fairness Opinion”.

Procedure for the Amalgamation to Become Effective

The following procedural steps must occur in order for the Amalgamation to become effective:

(1)	the Amalgamation must be approved by a Special Resolution of the Spider Shareholders voting at the Meeting;
(2)	the Amalgamation must be approved by KWG as the sole shareholder of KWG Sub; and
(3)	all conditions precedent to the Amalgamation, as set forth in the Combination Agreement (including receipt of all regulatory approvals), must be satisfied or waived by the appropriate party.
See “Particulars of Matters to be Acted Upon”.

Procedure for Exchange of Certificates by Shareholders

The details of the procedures for the deposit of certificates representing the Spider Shares and the delivery by the Exchange Agent of new certificates representing KWG Shares are set out in the Letter of Transmittal accompanying this Information Circular. Spider Shareholders who have not received a Letter of Transmittal should contact Spider.

Upon receipt by the Exchange Agent of properly completed Letters of Transmittal, together with their certificates representing the Spider Shares, the Exchange Agent will forward to the holders of Spider Shares, on or as soon as practicable after the Effective Date, certificates representing KWG Shares to which they are entitled. Once shareholders surrender their certificates, they will not be entitled to sell the shares to which those certificates relate.  See “Particulars of Matters to be Acted Upon – Procedure for Exchange of Certificates by Shareholders”.

Certain Canadian Federal Income Tax Considerations

On the Effective Date, Spider Shareholders (other than Spider Dissenting Shareholders) will receive a number of KWG Shares in exchange for their Spider Shares determined in accordance with the Exchange Ratio. On such exchange, Spider Shareholders who, for the purposes of the Tax Act, are (i) resident in Canada, and (ii) hold their Spider Shares as capital property will generally be deemed to have disposed of their Spider Shares for proceeds of disposition equal to the adjusted cost base of such shares immediately before the Amalgamation. Accordingly, such Spider Shareholders should realize neither a capital gain, nor a capital loss, solely as a result of the Amalgamation. Such Spider Shareholders will further be deemed to have acquired the relevant KWG Shares at an aggregate cost equal to the deemed proceeds of disposition of their Spider Shares.

Rights of Dissent

A Spider Shareholder is entitled to dissent in respect of the Special Resolution to authorize the Amalgamation and, if the Amalgamation is effected, to be paid by Spider the fair value of his or her Spider Shares.  Exercise of the right of dissent requires strict compliance with the applicable provisions of the CBCA, see “Particulars of Matters to be Acted Upon – Rights of Dissenting Shareholders”.

Market for Securities

It is a condition of the Combination Agreement that the TSX-V shall have conditionally approved the Amalgamation and the listing of the Additional KWG Shares to be issued pursuant to the Amalgamation.

Upon approval of the Amalgamation Resolution, Spider shall make, or cause to be made, an application to the TSX-V for voluntary delisting of the Spider Shares from the TSX-V, which delisting shall take effect immediately prior to the Effective Date. See “Particulars of Matters to be Acted Upon – Regulatory Approvals and Filings”.

KWG

KWG is a mineral exploration company listed on Tier 1 of the TSX-V and the CNSX with interests in base metal and diamond properties located in the Province of Ontario. KWG holds its properties directly and/or through various joint ventures. KWG is incorporated under the laws of Quebec, Canada with its head and registered office in Montreal, Quebec. KWG and Spider each hold a 26.5% interest in the Big Daddy Project, a group of contiguous mineral claims located in the “Ring of Fire” area of the James Bay Lowlands of Northern Ontario. The property is held pursuant to an option agreement between KWG, Spider and Freewest (a wholly-owned subsidiary of Cliffs). Upon completion of the Amalgamation, KWG will hold a 53% interest in the Big Daddy Project with an option to earn an additional 7% interest. KWG is currently a reporting issuer in British Columbia, Alberta, Manitoba, Ontario, Quebec and Nova Scotia. KWG Shares are listed for trading on TSX-V and CNSX. See “Information Concerning KWG – KWG”.

KWG Sub

KWG Sub is a wholly-owned subsidiary of KWG and was incorporated under the CBCA on June 4, 2010 for the sole purpose of completing the Amalgamation. Its registered and records office is at 141 Adelaide Street West, Suite 1000, Toronto, ON, M5H 3L5. KWG Sub has been inactive since incorporation.  See “Information Concerning KWG – Information Concerning KWG Sub”.

Spider

Spider is an Ontario-focused mining exploration and development company incorporated under the CBCA with its registered and head office in Toronto, Ontario. Spider has been developing several Ontario-based projects in partnership with KWG since 1993. Spider and KWG each hold a 26.5% interest in the Big Daddy Project. Upon the Amalgamation taking effect, Spider and KWG Sub will continue as Amalco, a wholly-owned subsidiary of KWG. Spider Shares are listed for trading on TSX-V.  See “Information Concerning Spider – Spider”.

Amalco

Upon Closing, Amalco will be a wholly-owned subsidiary of KWG, amalgamated under the CBCA.  See “Information Concerning KWG After the Amalgamation – Intercorporate Relationships”.

Risk Factors

The Amalgamation and the business of KWG are subject to a number of risk factors, each of which should be considered carefully by Spider Shareholders.  See “Information Concerning KWG After the Amalgamation – Risk Factors”.

Selected Pro Forma Consolidated Financial Information After Giving Effect to the Amalgamation

The following is a summary that has been derived from, should be read in conjunction with, and is qualified in its entirety by, the pro forma consolidated balance sheet as at March 31, 2010 and the pro forma consolidated statement of operations for the three month period ended March 31, 2010 and the year ended December 31, 2009 of KWG (see “Pro-Forma Consolidated Financial Statements” attached as Schedule “A” to this Information Circular). The pro forma information presents KWG’s position after giving effect to the Amalgamation. Readers are cautioned that changes will have occurred in each company since the date of the relevant financial statements.

Summary of Unaudited Pro Forma Consolidated Balance Sheet

Unaudited Pro Forma Consolidated Balance Sheet of KWG After The Amalgamation As At March 31, 2010

	As Reported
	KWG Resources Inc.	Spider Resources Inc.	Pro forma Adjustments	Notes	Consolidated
ASSETS
Current
Cash & cash equivalents	3,712,118	3,731,461	(501,987)	3(a)	6,941,592
Accounts receivable	790,192	502,971	(5,412)	3(a)	1,116,975
			(170,776)	3(b)
Temporary investments	202,611	-	(30,000)	3(c)	172,611
Prepaid expenses	19,945	48,084	-		68,029
Total current assets	4,724,866	4,282,516	(708,175)		8,299,207

Capital assets	60,592	-	(60,592)	3(a)	-
Mining assets	25,767,877	22,928,707	(12,452,975)	3(a)	122,773,125
			86,529,516	3(e)
TOTAL ASSETS	30,553,335	27,211,223	73,307,774		131,072,332

LIABILITIES
Current
Accounts payable and accrued liabilities	7,402,736	199,358	(1,000,000)	3(a)	6,976,847
			(125,247)	3(b)
			500,000	3(d)
Total current liabilities	7,402,736	199,358	(625,247)		6,976,847

Future income tax liability	-	3,415,306	23,085,000	3(e)	26,500,306

SHAREHOLDERS’ EQUITY

Share Capital	21,287,218	30,998,087	(12,530,897)	3(a)	79,986,666
			71,230,345	3(f)
			(30,998,087)	3(g)
Warrants, options & compensation options	4,941,001	5,982,916	15,295,730	3(h)	20,236,731
			(5,982,916)	3(g)
Contributed surplus	3,326,255	3,881,724	(3,881,724)	3(g)	3,326,255
Deficit	(6,215,690)	(17,266,168)	509,931	3(a)	(5,751,288)
			(45,529)	3(b)
			17,266,168	3(g)
Accumulated other comprehensive loss	(188,185)	-	(15,000)	3(c)	(203,185)
Total shareholders’ equity	23,150,599	24,726,659	50,848,021		97,595,179
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	30,553,335	27,211,223	73,307,774		131,072,332

See accompanying notes to unaudited pro forma consolidated financial statements attached as Schedule “A” to this Information Circular.

Summary of Unaudited Pro Forma Consolidated Statement of Operations

Unaudited Pro Forma Consolidated Statement of Operations of KWG After The Amalgamation For the three months ended March 31, 2010

	As Reported
	KWG Resources Inc.	Spider Resources Inc.	Pro forma Adjustments	Notes	Consolidated
REVENUE
Operators’ fees	-	91,058	(45,529)	3(b)	45,529
Interest income	978	-	-		978
TOTAL REVENUE	978	91,058	(45,529)		46,507

EXPENSES
Administrative	489,879	359,942	(242,213)	3(a)	607,608
Amortization on capital assets	5,635	-	(5,635)	3(a)	-
Stock compensation costs	67,823	47,917	-		115,740
Unrealized gain on foreign exchange	(47,187)	-	-		(47,187)
Total expenses	516,150	407,859	(247,848)		676,161
Loss for the period before income tax	(515,172)	(316,801)	202,319		(629,654)
Future income tax recovery	1,022,000	-	-		1,022,000
Income (loss) for the period	506,828	(316,801)	202,319		392,346
Change in fair value of marketable securities	67,620	-	(16,250)	3(c)	51,370
Net income and comprehensive income for the period	574,448	(316,801)	186,069		443,716
Basic net income per share				5	0.00
Weighted average number of shares outstanding	467,774,654		569,842,764	5	1,037,617,418

See accompanying notes to unaudited pro forma consolidated financial statements attached as Schedule “A” to this Information Circular.

Unaudited Pro Forma Consolidated Statement of Operations of KWG After The Amalgamation for the year ended December 31, 2009

	As Reported
	KWG Resources Inc.	Spider Resources Inc.	Pro forma Adjustments	Notes	Consolidated
REVENUE
Operators’ fees	-	250,943	(125,471)	3(b)	125,472
Interest income	20,005	-	-		20,005
TOTAL REVENUE	20,005	250,943	(125,471)		145,477

EXPENSES
Administrative	2,708,367	1,198,139	(253,783)	3(a)	3,652,723
Amortization on capital assets	8,300	-	(8,300)	3(a)	-
Stock compensation costs	252,266	427,100	-		679,366
Warrants extension cost	660,000	-	-		660,000
Unrealized loss on temporary investments	47,500	-	-		47,500
Unrealized loss on foreign exchange	443,898	-	-		443,898
Total expenses	4,120,331	1,625,239	(262,083)		5,483,487
Loss for the year before income tax	(4,100,326)	(1,374,296)	136,612		(5,338,010)
Future income tax recovery	105,000	626,019	-		731,019
Loss for the year	(3,995,326)	(748,277)	136,612		(4,606,991)
Change in fair value of marketable securities	(47,085)	-	6,250	3(c)	(40,835)
Net loss and comprehensive loss for the year	(4,042,411)	(748,277)	142,862		(4,647,826)
Basic net loss per share				5	0.00
Weighted average number of shares outstanding	364,914,105		569,842,764	5	934,756,869

See accompanying notes to unaudited pro forma consolidated financial statements attached as Schedule “A” to this Information Circular.

SPIDER RESOURCES INC.

MANAGEMENT INFORMATION CIRCULAR

Except as otherwise indicated herein, all capitalized terms not otherwise defined herein shall have the meanings set forth in the Glossary of Terms.

Unless otherwise indicated, information in this Information Circular is given as of June 4, 2010.

All information contained in this Information Circular with respect to KWG, KWG Sub and KWG after the Amalgamation (other than information concerning KWG after the Amalgamation which relates to Spider, or is derived from or is based upon information relating to Spider, including, without limitation, the officers, employees, directors, insiders and properties of Spider) was supplied for inclusion herein by KWG, and with respect to that information, Spider and its directors and officers have relied solely upon the information provided by KWG. Although Spider has no knowledge that such information is incomplete or inaccurate, neither Spider nor its directors or officers or legal counsel assumes any responsibility for the accuracy or completeness of such information nor for any failure by KWG to disclose events which may have occurred or which may affect the significance or accuracy of such information, but which are unknown to Spider.

See “Information Concerning KWG After the Amalgamation - Risk Factors” for considerations relating to risks associated with the business of KWG and Amalco.

No person is authorized to give any information or to make any representation not contained in this Information Circular and, if given or made, such information or representation should not be relied upon as having been authorized.  This Information Circular does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of any offer or proxy solicitation. Neither delivery of this Information Circular nor any distribution of the securities referred to in this Information Circular shall, under any circumstances, create an implication that there has been no change in the information set forth herein since the date of this Information Circular.

FORWARD-LOOKING INFORMATION

This Information Circular contains or refers to forward-looking information. All information, other than statements of historical facts, included in this Information Circular that addresses activities, events or developments that management of Spider believes, expects or anticipates will or may occur in the future (such as future capital expenditures, the amount and nature thereof, business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of the business and operations, plans and references to the future success of KWG and Amalco, and such other matters) is forward-looking information. Such forward-looking information includes, without limitation: the continued maintenance, exploration and the development of KWG’s and Amalco’s properties and the costs related thereto (including costs associated with environmental compliance at all stages of development), as well as KWG’s expectation of periodically requiring additional funds therefor; the formation of a joint venture with respect to the Big Daddy Project; development and operational plans, objectives and budgets; the potential significance of the deposit at the Freewest option property; the management’s expectations regarding completion of the Amalgamation and the effect of the Amalgamation on Spider’s and KWG’s respective business, operations, assets, financial condition and outstanding share capital; KWG’s transfer of certain assets to Debuts (as defined in this Information Circular) and the dividend of common shares of Debuts to the KWG Shareholders; the expected timing for expiry of the bid made by Cliffs for securities of Spider; mineral resource estimates; estimates relating to critical accounting policies; KWG’s plans for adopting and/or implementing changes to accounting policies and the impact of same on KWG’s financial statements; KWG’s expectations with respect to pursuing new opportunities and acquisitions and its future growth; estimated operating expenses; and KWG’s ability to raise new funding.

The forward-looking information in this Information Circular reflects the current expectations, assumptions or beliefs of the members of management of Spider based on information currently available to it in light of their experience and their perceptions of historical trends, current conditions and expected future developments as well as other factors they believe are appropriate in the circumstances.  However, whether actual results and developments will conform with the expectations and predictions of management of Spider is subject to a number of risks and uncertainties, including the special considerations discussed in this Information Circular, general economic, market or business conditions and the opportunities (or lack thereof) that may be presented to and pursued by KWG or Amalco. With respect to forward-looking information contained in this Information Circular, Spider has made assumptions regarding, among other things, KWG’s and Amalco’s ability to successfully raise sufficient funds from capital markets to meet its future requirements as and when required, the Amalgamation being completed on the terms provided in the Combination Agreement and within the timing contemplated therein, assumptions relating to KWG’s critical accounting policies, KWG’s and Amalco’s business, the economy and the mineral exploration industry in general, KWG’s and Amalco’s ability to obtain, maintain, renew and/or extend required permits, licences, authorisations and/or approvals from the appropriate regulatory authorities; KWG’s and Amalco’s ability to continue to obtain qualified staff and equipment in a timely and cost-efficient manner to meet KWG’s and Amalco’s demand, as applicable, and has also assumed that no unusual geological or technical problems occur, plant and equipment work as anticipated and that title to the properties of KWG and Amalco will not be challenged to their respective detriment;  no material adverse change in the price of chromite, diamonds and other metals occurs and no significant events occur outside of KWG’s normal course of business.

Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of KWG and Amalco to differ materially from those discussed in the forward-looking information, and even if such actual results are realised or substantially realised, there can be no assurance that they will have the expected consequences to, or effects on, KWG and Amalco. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to: delays in either party obtaining or failing to obtain any required shareholder approval and/or regulatory approvals for the Amalgamation (including the TSX-V approval of the Amalgamation and listing of the Additional KWG Shares); alternative transactions involving third parties; the failure to achieve any of the anticipated benefits from the Amalgamation; risks normally incidental to exploration and development of mineral properties (including risks related to title matters); uncertainties in the interpretation of drill results; the possibility that future exploration, development or mining results will not be consistent with expectations; uncertainty of mineral resources estimates; KWG’s or Amalco’s inability to obtain, maintain, renew and/or extend required licences, permits, authorizations and/or approvals from the appropriate regulatory authorities and other risks relating to the applicable regulatory framework; capital and operating costs varying significantly from estimates; inflation; changes in exchange and interest rates; adverse changes in commodity prices; the inability of KWG or Amalco to obtain required financing; adverse general market conditions; KWG’s or Amalco’s inability to delineate additional mineral resources and delineate mineral reserves; future unforeseen liabilities and other factors including, but not limited to, those listed under any of the headings entitled “Risk Factors” or similar headings in this Information Circular.

Any mineral resource figures referred to in this Information Circular are estimates and no assurances can be given that the indicated levels of minerals will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature mineral resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. If such mineral resource estimates are inaccurate or are reduced in the future, this could have a material adverse impact on KWG and Amalco. Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration.

Any forward-looking information speaks only as of the date on which it is made. Although Spider believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein. Consequently, all of the forward-looking statements made in this Information Circular are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Spider will be realized or, even if substantially realized, that they will have the expected consequences to, or effect on, KWG or Amalco. Spider is not obligated to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws. Because of the risks, uncertainties and assumptions contained herein, investors should not place undue reliance on forward-looking information or disclosure.

The foregoing statements expressly qualify any forward-looking information contained in this Information Circular.

CURRENCY

Unless otherwise specified, all dollar amounts in this Information Circular are expressed in Canadian dollars.

PART I
GENERAL PROXY MATERIALS

Solicitation of Proxies by Management

This Information Circular is furnished in connection with the solicitation of proxies by the management of Spider (the “Management”) for use at the special meeting of shareholders of Spider to be held on July 8, 2010, at the time and place and for the purposes set forth in the accompanying Notice of Meeting and any adjournment thereof.

Costs and Manner of Solicitation

The enclosed Instrument of Proxy is solicited by Management. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone, facsimile or electronically by the directors and regular employees of Spider or other proxy solicitation services. Spider has retained Laurel Hill Advisory Group to assist Spider with the Meeting on standard commercial terms. The anticipated cost of Laurel Hill Advisory Group’s services is expected to be between $80,000 and $90,000. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of Spider Shares. All costs of solicitation will be borne by Spider. No director of Spider has informed the Management in writing that he intends to oppose any action intended to be taken by the Management at the Meeting.

Appointment of Proxy

A shareholder entitled to vote at the Meeting may, by means of a properly executed and deposited proxy, appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders of Spider, to attend and act at the Meeting for the shareholder and on the shareholder’s behalf.

The persons named as proxy holders in the accompanying form of Proxy, namely Neil Novak, Earl Coleman and Norman Brewster, were designated by Management (the “Management Designees”). A SHAREHOLDER HAS THE RIGHT TO APPOINT SOME OTHER PERSON OR COMPANY (who need not be a shareholder) to represent him or her at the Meeting. Such right may be exercised by inserting such person’s or company’s name in the blank space provided in the form of Proxy and striking out the names of the Management Designees or by completing another form of Proxy.  In such event, the shareholder should notify the nominee of the appointment, obtain the nominee’s consent to act as proxy and provide instructions on how the shareholder’s shares are to be voted. The nominee should bring personal identification to the meeting.

A proxy will not be valid unless the completed, dated and signed form of Proxy is deposited, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, with Equity Transfer & Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario M5H 4H1, or by fax at (416) 361-0470, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or adjournment thereof. All proxies received after such time may be accepted or rejected by the Chair of the Meeting in the Chair’s discretion. A proxy should be executed by the shareholder or his or her attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized.

Revocation of Proxy

A shareholder who has given a proxy has the power to revoke it at any time before it is exercised, by an instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of Spider, 50 Richmond Street East, Suite 101, Toronto, Ontario, M5C 1N7, at any time up to and including the last business day preceding the day of the Meeting (or if adjourned, any reconvening thereof), or to the chairman of the Meeting on the day of the Meeting, or in any other manner permitted by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

In addition, a proxy may be revoked by a shareholder executing another form of Proxy bearing a later date and depositing the same at the offices of Equity Transfer & Trust Company within the time period and in the manner set out under the heading “Appointment of Proxy” above or by the shareholder personally attending at the Meeting, withdrawing its proxy and voting its shares.

General

All Spider Shares represented at the Meeting by properly executed proxies will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the Spider Shares represented by the instrument of proxy will be voted in accordance with such instructions. The Management Designees named in the accompanying instrument of proxy will vote or withhold from voting the Spider Shares in respect of which they are appointed in accordance with the direction of the shareholder appointing him or her on any ballot that may be called for at the Meeting. In the absence of such direction, such Spider Shares will be voted “FOR” the proposed resolutions at the Meeting.

The enclosed form of Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations to matters referred to herein and with respect to other matters which may properly come before the Meeting.  In the event amendments or variations to matters referred to herein are properly brought before the Meeting, or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of Proxy to vote in accordance with their best judgment on such matters or business.  At the time of the printing of this Information Circular, Management knows of no such amendment, variation or other matter which may be presented at the Meeting.

Unless otherwise directed, it is Management’s intention to vote proxies in favour of the resolutions set forth herein.  All ordinary resolutions require, for the passing of the same, a simple majority of the votes cast at the Meeting by the holders of Spider Shares present in person or represented by proxy at the Meeting.  All Special Resolutions require, for the passing of the same, at least two-thirds of the votes cast by the holders of Common Shares present in person or represented by proxy at the Meeting. Paragraph 3 of the Special Resolution set forth in Schedule “C” hereto also requires approval of a majority of Independent Shareholders.

Advice To Beneficial Shareholders

Only registered holders of Spider Shares, or the persons they validly appoint as their proxies, are permitted to vote at the Meeting. However, in many cases, Spider Shares beneficially owned by a person (a “Non-Registered Holder”) are registered either: (i) in the name of an intermediary (an “Intermediary”) (including banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans) that the Non-Registered Holder deals with in respect of the shares, or (ii) in the name of a clearing agency (such as the Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant.

Intermediaries are required to seek voting instructions from Non-Registered Shareholders in advance of the shareholder meeting. Every intermediary has its own mailing procedures and provides its own return instructions to clients. If you do not instruct your financial intermediary how you would like to vote, your vote will not be counted.

Non-Registered Shareholders should follow the instructions of their intermediary carefully to ensure that their Spider Shares are voted at the Meeting.

The form of proxy supplied to you by your broker may be similar to the proxy provided to registered shareholders. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a Voting Instruction Form (“VIF”) in lieu of a proxy provided by Spider. The VIF will name the same persons as Spider’s instrument of Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a shareholder of Spider), other than the persons designated in the VIF, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting.

If you receive a VIF from Broadridge, you cannot use it to vote your Spider Shares directly at the Meeting - the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have the Spider Shares voted.

Although as a Non-Registered Shareholder you may not be recognized directly at the Meeting for the purposes of voting Spider Shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your Spider Shares in that capacity. If you wish to attend at the Meeting and  indirectly vote your Spider Shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the VIF provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance  of the Meeting. Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Spider Shares. You must carefully follow the instructions for obtaining and using a legal proxy at the Meeting.

All references to shareholders in this Information Circular and the accompanying form of Proxy and Notice of Meeting are to registered shareholders of Spider unless specifically stated otherwise.

Record Date and Right To Vote

The Record Date for the determination of shareholders entitled to receive notice of the Meeting has been fixed at the close of business on June 4, 2010.

Every shareholder of record at the Record Date who either personally attends the Meeting or who has submitted a properly executed and deposited form of Proxy in the manner and subject to the provisions described in “Appointment of Proxy” above, and which has not been revoked, shall be entitled to vote or to have its shares voted at the Meeting or any adjournment thereof.

Voting Securities and Principal Holders Thereof

Spider is authorized to issue an unlimited number of Spider Shares and an unlimited number of preference shares. As at June 9, 2010, Spider has issued and outstanding 541,737,009 Spider Shares without nominal or par value and no preference shares are issued and outstanding. The holders of Spider Shares are entitled to vote at all meetings of shareholders except meetings which only holders of a specified class of shares are entitled to vote.

As there are no Spider preference shares outstanding, the Spider Shares are the only shares that shall be entitled to be voted at the Meeting, and holders of Spider Shares are entitled to one vote for each Spider Share held.

The presence in person or by proxy of not less than two (2) shareholders of Spider is necessary to constitute a quorum of shareholders at the Meeting.

To the knowledge of the directors and executive officers of Spider, as at June 9, 2010, there is no person or corporation who beneficially owns, directly or indirectly, or exercises control or direction over, Spider Shares carrying more than 10% of the voting rights attached to all outstanding Spider Shares, except the following:

Name	Number of Spider Shares Owned, Directed or Controlled, Directly or Indirectly	Percentage of Outstanding Spider Shares
Joe Dwek Management Consultants Inc. (“JDM”)	74,599,036(1)	13.77%(2)

Notes:

(1) Based on information provided by Mineralfields group of funds as of June 7, 2010.
(2)Based on the number of issued and outstanding Spider Shares as of June 9, 2010.

PART II
PARTICULARS OF MATTERS TO BE ACTED UPON

The Amalgamation

The Combination Agreement, a copy of which is attached as Schedule “B” to this Information Circular, provides for the amalgamation of KWG Sub and Spider to form Amalco. The information regarding the Combination Agreement under “Particulars of Matters to be Acted Upon” is a summary only and is qualified in its entirety by the detailed terms of the Combination Agreement.

Background to the Amalgamation

On May 24, 2010, Cliffs announced that it intended to make a take-over bid for all of the Spider Shares and/or KWG Shares. On May 31, 2010, 7557558 Ontario Inc., a wholly-owned indirect subsidiary of Cliffs commenced the Cliffs Offer to purchase all of Spider Shares at a stated price of $0.13 per share. The Spider Board has unanimously rejected the Cliffs Offer. As of the date hereof, Cliffs has not commenced an offer to purchase the KWG Shares, and has indicated that it is continuing to review its options and may not make such an offer in light of the disclosure by Spider and KWG of the proposed Amalgamation.

Management and board of directors of each of Spider and KWG have been and are taking decisive measures to respond to Cliffs’ actions. The Spider Board has appointed a special committee of independent directors to evaluate the Amalgamation, the Cliffs Offer and consider other alternatives. The Spider Special Committee was initially comprised of Messrs. Earl Coleman, Norman Brewster, Bryan Wilson and Hubert Marleau. Due to personal and business reasons, Mr. Marleau was unable to participate. As a result, the Spider Special Committee was reconstituted to be comprised of Messrs. Earl Coleman, Norman Brewster and Bryan Wilson. Mr. Earl Coleman serves as Chair of the Spider Special Committee.

Spider has appointed TD Securities as financial advisor to advise the Spider Special Committee and the Spider Board with respect to the Cliffs Offer, the Amalgamation and any other superior alternative proposals and to provide an opinion as to the fairness, from a financial point of view, of the consideration to be received by the Spider Shareholders under the Cliffs Offer, the Amalgamation and such other superior alternative proposals. The Spider Special Committee has also appointed Fogler, Rubinoff LLP as independent counsel to the Spider Special Committee.

On May 25, 2010, Spider and KWG entered into the Letter Agreement to enter into a business combination, at the conclusion of which the shareholders of each of Spider and KWG will hold approximately 50% of the outstanding shares of the ongoing public corporation. The combined company will hold a current 53% interest in the Big Daddy Project, with the option to earn a further 7% interest to achieve a 60% interest in the project.

On June 11, 2010, Spider, KWG and KWG Sub entered into the Combination Agreement which sets out the terms and conditions of the Amalgamation and supersedes the Letter Agreement.

Reasons for the Amalgamation

Spider and KWG have decided to combine their operations as the logical next step in the continued exploration and development of their jointly held mineral projects in Northern Ontario. The proposed transaction represents the culmination of a partnership between Spider and KWG that has endured for over 18 years and has been initiated in order to combine the companies’ respective assets and experienced management teams, facilitate future financings and rationalize operations, all with a view to enhancing shareholder value. Specifically, the Amalgamation will result in the combined entity holding a majority interest in the Big Daddy Project with the ongoing right to operate the continued exploration, development and mining activities thereon.

The Spider Board believes that the Amalgamation will create value for the Spider Shareholders by combining the assets of Spider and KWG, and in particular a majority interest in the Big Daddy Project. Among principal purposes of the Amalgamation is to create a stronger and more competitive entity with a larger asset base and access to additional capital through public markets in order to provide the financial resources necessary to facilitate the development and expansion of the combined entity’s business. The combined entity will hold a majority or fully-owned position in each of the Spider’s mineral projects and will have the flexibility to develop each of such projects to maximize value of its combined shareholder base. A further advantage of the proposed Amalgamation would be the unification of the operatorship of the Big Daddy Project for the duration of the option period and for so long into the ensuing joint venture as the combined entity holds an interest greater than 50% in that project. Following the Amalgamation, the combined company would hold a current interest of 53% in the Big Daddy Project, with the option to earn a further 7% to achieve a 60% interest in the project.

The Spider Board believes that the combined company would provide a number of other benefits to shareholders, including:

(a)	strong combined management team;

(b)	enhanced market liquidity as a result of a significantly larger market capitalization and expanded shareholder base providing greater access to capital;

(c)	rationalization of overhead costs and administrative expenses related to maintaining two separate public companies reducing ongoing costs; and

(d)	controlling interests in other early stage development prospects in which both Spider and KWG share interests prior to the Amalgamation.

The Spider Board believes that the most efficient method of effecting the merger of Spider and KWG is by the Amalgamation. The Amalgamation is intended to enhance shareholder value and opportunities for Spider Shareholders. After extensive analysis, discussion and reflection with Spider’s management and financial advisors, the Spider Board unanimously determined that the Amalgamation:

(1)	offered Spider Shareholders the ability to maximize the exploration and possible development of the Big Daddy Project, as well as its other assets;
(2)	was the best alternative available to maximize shareholder value and opportunities for Spider Shareholders; and
(3)	was in the best interests of Spider Shareholders.
In arriving at its conclusions and recommendations, the Spider Board considered a number of factors including the following:

(1)
the Amalgamation and the terms and conditions of the Combination Agreement and the unanimous recommendation of the Spider Special Committee that the Spider Board recommend that Spider Shareholders vote in favour of the Amalgamation;

(2)
the Fairness Opinion, a copy of which is attached as Schedule “E” to this Information Circular, which concludes that, based upon and subject to the scope of review, assumptions, limitations and qualifications set forth in the opinion, as of June 11, 2010, the consideration to be received by the Spider Shareholders (other than KWG and its affiliates) under the Amalgamation is fair, from a financial point of view, to the Spider Shareholders (other than KWG and its affiliates);

(3)	the purpose and benefits of the Amalgamation;
(4)	the risks associated with the Amalgamation and the alternatives available to Spider;
(5)
that the Amalgamation will enable Spider Shareholders to retain their investment in a publicly-traded corporation on a recognized exchange with an enhanced mineral asset base which will include a majority interest in the Big Daddy Project;

(6)
information concerning the financial condition, results of operations, business, plans and prospects of Spider and KWG  and the resulting potential for enhanced business efficiency, management effectiveness and financial results of KWG on a consolidated basis;

(7)	the Cliffs Offer and the unanimous recommendation of the Spider Special Committee that the Spider Board recommend that Spider Shareholders reject the Cliffs Offer; and
(8)
the opinion prepared and verbally delivered by TD Securities to the Spider Special Committee concluding that, based upon and subject to the expressed scope of review and certain assumptions, limitations and qualifications, as of June 10, 2010, the consideration to be received by the Spider Shareholders (other than Cliffs and its affiliates) under the Cliffs Offer is inadequate, from a financial point of view, to the Spider Shareholders (other than Cliffs and its affiliates).

Amalgamation

All capitalized terms used under “Particulars of Matters to be Acted Upon”  but not otherwise defined herein shall have the meanings ascribed thereto in the Combination Agreement, a copy of which is attached as Schedule “B” to this Information Circular.

The Amalgamation

The Combination Agreement provides for the implementation of the Amalgamation, subject to the satisfaction of certain conditions.  Upon completion of the Amalgamation, KWG Sub, a wholly-owned subsidiary of KWG, and Spider will amalgamate to form Amalco. Spider Shareholders (other than Spider Shareholders who have validly exercised their Dissent Rights and other than Spider Shares beneficially owned by KWG Sub) will receive that number of KWG Shares for their Spider Shares so as to achieve the Exchange Ratio.  No fractional KWG Shares will be issued pursuant to the Amalgamation and the aggregate number of KWG Shares issuable to a securityholder of Spider who would otherwise be entitled to a fraction of a KWG Share (taking into account the aggregate number of Spider Shares beneficially owned by such securityholder) will be rounded up to the nearest whole number.

Principal Steps of the Amalgamation

Subject to the rights of termination contained in the Combination Agreement, upon Spider Shareholder Approval being obtained and the other conditions in the Combination Agreement being complied with or waived, Spider and KWG Sub will file with the Registrar the Amalgamation Application and such other documents as may be required in order to effect the Amalgamation. At the Effective Time:

(a)	KWG Sub and Spider will amalgamate and continue as one company under the terms and conditions of the Combination Agreement and articles and by-laws of KWG Sub;
(b)	each Spider Share held by KWG Sub shall be cancelled without any repayment of capital in respect thereof;
(c)
each outstanding Spider Share (other than Spider Shares held by a Spider Shareholder who has validly exercised its Dissent Rights and who is ultimately entitled to be paid fair value for its Spider Shares and other than the Spider Shares beneficially owned by KWG Sub) will be exchanged for that number of KWG Shares equal to the Exchange Ratio, and:

(i) such holder shall cease to be a Spider Shareholder and the name of such holder shall be removed from the central securities register of holders of Spider Shares;
(ii)
KWG shall issue from the treasury and cause to be delivered to such Spider Shareholder the KWG Shares to which such holder is entitled as aforesaid and the name of such holder shall be added to the central securities register of holders of KWG Shares showing such holder as the registered holder of the KWG Shares so issued; and

(iii) each Spider Share so exchanged shall be cancelled and an equivalent number of KWG Sub Shares shall be issued to KWG;
(d)
all KWG Sub Shares shall be converted on a share for share basis into fully paid and non-assessable Amalco Shares on the basis of one (1) fully paid and non-assessable Amalco Share for each one (1) KWG Sub Share;

(e)	Amalco shall be a wholly-owned subsidiary of KWG;
(f)	Amalco will have, as its articles, articles substantially in the form of the articles of KWG Sub, and will have, as its by-laws, the by-laws of KWG Sub;
(g)	the property, rights and interests of each of KWG Sub and Spider will continue to be the property, rights and interests of Amalco; and
(h)	the initial board of directors of Amalco will be comprised of the individuals set forth in Schedule “E” to the Combination Agreement.

Potential Change of Name

Pursuant to the terms of the Combination Agreement, the KWG Board will, as soon as practicable following the completion of the Amalgamation, endeavour to effect a change of KWG’s corporate name to “Spider-KWG Resources Inc.”.

Adjustment of Exchange Ratio

The Exchange Ratio is 1.21, subject to adjustment in certain circumstances in accordance with Section 2.10 of the Combination Agreement attached as Schedule “B” to this Information Circular.

Conditions to the Amalgamation Becoming Effective

The Combination Agreement contains certain conditions precedent to the obligations of Spider and KWG to complete the Amalgamation, including receipt of all required regulatory approvals. Unless all of such conditions are satisfied or waived by the party for whose benefit such conditions exist, the Amalgamation will not proceed. The following is a summary of the significant conditions contained in the Combination Agreement.

Mutual Conditions

The respective obligations of Spider and KWG to complete the transactions contemplated in the Combination Agreement are subject to the fulfillment of the following conditions at or before the Effective Time or such other time as is specified below:

(a)	the Spider Shareholder Approval shall have been obtained at the Meeting in accordance with the provisions of the CBCA and the requirements of any applicable regulatory authority;
(b)
there shall not be in force any Laws, ruling, order or decree, and there shall not have been any action taken under any Laws or by any Governmental Entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Amalgamation in accordance with the terms of the Combination Agreement or results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Amalgamation that has, or could reasonably be expected to have, a Material Adverse Effect on Spider or KWG;

(c)
(A) the KWG Shares shall be listed and posted for trading on the TSXV; (B) the TSXV shall have conditionally approved the listing thereon, subject to official notice of issuance, of the KWG Shares to be issued pursuant to the Amalgamation or as otherwise contemplated in the Combination Agreement (including the KWG Shares which are issuable upon the exercise of the New KWG Options and the Spider Options (which have not been exchanged for New KWG Options and which have not expired), Spider Warrants, Spider Unit Compensation Options and Spider Unit Warrants (underlying such Spider Unit Compensation Options) outstanding immediately following completion of the Amalgamation as of the Effective Date, or as soon as possible thereafter, and (C) the TSXV shall have, if required, accepted notice for filing of all transactions of each of KWG and Spider contemplated in the Combination Agreement or necessary to complete the Amalgamation, subject only to compliance with the usual requirements of the TSXV, as applicable;

(d)
(A) all consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any Governmental Entity, in connection with, or required to permit, the completion of the Amalgamation including, without limitation, the laws of any jurisdiction which KWG and Spider reasonably determine to be applicable, and (B) all third person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements, the failure of which to obtain or the non-expiry of which would, or could reasonably be expected to have, a Material Adverse Effect on Spider or KWG or materially impede the completion of the Amalgamation, shall have been obtained or received on terms that are reasonably satisfactory to each Party;

(e)	the KWG Shares to be issued pursuant to the Amalgamation shall be exempt from registration requirements under Rule 802 under the 1933 Act;
(f)	the Spinoff shall have been completed;
(g)	the Combination Agreement shall not have been terminated pursuant to the terms of the Combination Agreement; and
(h)	the Amalgamation shall have been completed on or before the Completion Deadline.

Additional Conditions in Favour of Spider

The obligation of Spider to complete the transactions contemplated in the Combination Agreement are subject to the fulfillment of the following additional conditions at or before the Effective Time or such other time as is specified below:

(a)
the representations and warranties made by KWG in the Combination Agreement that are qualified by the expression “Material Adverse Change” or “Material Adverse Effect” shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by KWG in the Combination Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), in either case, except where any failures or breaches of representations and warranties would not either individually or in the aggregate, in the reasonable judgment of Spider, have a Material Adverse Effect on KWG. No representation or warranty made by KWG shall be deemed not to be true and correct if the facts or circumstances which make such representation or warranty untrue or incorrect are disclosed or referred to, or provided for, or stated to be exceptions under the Combination Agreement;

(b)	from the date of the Combination Agreement to the Effective Date, there shall not have occurred a Material Adverse Change in respect of KWG;
(c)	KWG shall have complied in all material respects with its covenants set forth in the Combination Agreement;
(d)	the KWG Board shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by KWG and KWG Sub to permit the consummation of the Amalgamation;
(e)	the KWG Board shall not have effected a Change of KWG Recommendation; and
(f)	a Flip-in Event for purposes of the KWG Rights Plan shall not have occurred.
Additional Conditions in Favour of KWG

The obligation of KWG to complete the transactions contemplated in the Combination Agreement are subject to the fulfillment of the following additional conditions at or before the Effective Time or such other time as is specified below:

(a)
the representations and warranties made by Spider in the Combination Agreement that are qualified by the expression “Material Adverse Change” or “Material Adverse Effect” shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by Spider in the Combination Agreement that are not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), in either case, except where any failures or breaches of representations and warranties would not either, individually or in the aggregate, in the reasonable judgment of KWG, have a Material Adverse Effect on Spider. No representation or warranty made by Spider shall be deemed not to be true and correct if the facts or circumstances that make such representation or warranty untrue or incorrect are disclosed or referred to, or provided for, or stated to be exceptions under the Combination Agreement;

(b)	from the date of the Combination Agreement to the Effective Date, there shall not have occurred a Material Adverse Change in respect of Spider;
(c)	Spider shall have complied in all material respects with its covenants set forth in the Combination Agreement;
(d)
Spider shall have caused this Information Circular and all related material to be mailed to the Spider Shareholders no later than June 21, 2010 or such other date as the Parties may agree, acting reasonably;

(e)	Spider Shareholders holding no more than 10% of the outstanding Spider Shares shall have exercised their Dissent Rights (and not withdrawn such exercise);

(f)	the Spider Board shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Spider to permit the consummation of the Amalgamation;
(g)	the Spider Board shall not have effected a Change of Spider Recommendation;
(h)
the Spider Board shall have received an opinion from its financial advisors that the Amalgamation is fair, from a financial point of view, to the Spider Shareholders and all of the directors of Spider who shall have attended the meeting at which the Amalgamation was considered shall have:

(i) determined that the Amalgamation is fair to the Spider Shareholders and the Amalgamation is in the best interests of Spider; and
(ii) recommended that the Spider Shareholders vote in favour of the Amalgamation;
(i)	a Flip-in Event for purposes of the Spider Rights Plan shall not have occurred; and
(j)
Spider shall have delivered to KWG all of the agreements relating to the post-Amalgamation exercise of Spider Convertible Securities as contemplated by the Combination Agreement and no securities of Amalco shall be issuable pursuant to any exercise, occurring after the completion of the Amalgamation, of a Spider Convertible Security or other right to acquire securities under any of the Spider Agreements.

Spider Rights Plan

With respect to the Spider Rights Plan, Spider represents, warrants and covenants that (a) neither a Flip-in Event nor a Separation Time which could lead to the implementation of the dilutive features of the Spider Rights Plan has occurred as at the date of the Combination Agreement; (b) the Amalgamation is an Exempt Acquisition for purposes of the Spider Rights Plan and accordingly, the Amalgamation shall not trigger a Flip-in Event nor a Separation Time which could lead to the implementation of the dilutive features of the Spider Rights Plan; (c) Spider, the Spider Board and the Spider Special Committee shall each use its commercially reasonable efforts to defend any application to a court or a securities regulatory authority having jurisdiction to cease-trade the Spider Rights Plan until the earlier of (i) the date that is 15 days after the date on which the Spider Shareholders have resolved to not approve the Amalgamation at the Meeting, and (ii) the date on which KWG advises Spider in writing that it has determined to not make a Take-over Bid for Spider Shares; and (d) the Spider Board has, as at the date of the Combination Agreement, deferred the Separation Time until such date as shall be determined by the Spider Board, as contemplated by the definition of “Separation Time” set forth in the Spider Rights Plan.

For purposes of hereof, the terms “Flip-in Event”, “Separation Time”, “Exempt Acquisition” and “Take-over Bid” shall have the meanings ascribed to such terms in the Spider Rights Plan.

KWG Rights Plan

With respect to the KWG Rights Plan, KWG represents, warrants and covenants that (a) neither a Flip-in Event nor a Separation Time which could lead to the implementation of the dilutive features of the KWG Rights Plan has occurred as at the date of the Combination Agreement; (b) KWG, the KWG Board and the special committee of the KWG Board shall each use its commercially reasonable efforts to defend any application to a court or a securities regulatory authority having jurisdiction to cease-trade the KWG Rights Plan until the earlier of (i) the date that is 15 days after the date on which the Spider Shareholders have resolved to not approve the Amalgamation at the Meeting, and (ii) the date on which Spider advises KWG in writing that it has determined to not make a Take-over Bid for KWG Shares; and (c) the KWG Board has, as at the date of the Combination Agreement, deferred the Separation Time until such date as shall be determined by the KWG Board, as contemplated by the definition of “Separation Time” set forth in the KWG Rights Plan.

For purposes of hereof, the terms “Flip-in Event”, “Separation Time”, “Exempt Acquisition” and “Take-over Bid” shall have the meanings ascribed to such terms in the Spider Rights Plan.

Additional Terms of the Combination Agreement

The Combination Agreement contains representations and warranties made by each of Spider and KWG with regard to their respective assets, liabilities, financial position, business and operations.  Each of Spider and KWG also provide covenants in favour of the other which govern the conduct of their operations and affairs prior to the completion of the Amalgamation.  The following is a summary of the significant covenants contained in the Combination Agreement.

Covenants

Covenants of Spider

Spider agreed in the Combination Agreement to among other things:

(a)
Adjournment. Spider shall not adjourn the Meeting (or propose to do so), unless quorum is not present at the Meeting. Spider shall not otherwise adjourn, postpone or cancel the Meeting unless: (i) KWG consents in writing to such adjournment, postponement or cancellation of the Meeting; or (ii) a court or securities regulatory authority having jurisdiction so orders such adjournment, postponement or cancellation of the Meeting.

(b)
Dissent Rights. Spider shall provide KWG with a copy of any purported exercise of the Dissent Rights and written communications with such Spider Shareholder purportedly exercising such Dissent Rights, and shall not settle or compromise any action brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by the Combination Agreement, including the Amalgamation, without the prior consent of KWG, which consent shall not be unreasonably withheld or delayed.

(c)
Copy of Documents. Spider shall furnish promptly to KWG a copy of any filings made under any applicable Laws and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the transactions contemplated by the Combination Agreement.

(d)
Usual Business. Other than in contemplation of or as required to give effect to the transactions contemplated by the Combination Agreement, from the date of the Combination Agreement until the earlier of the Completion Deadline and the Effective Date, Spider shall conduct its business only, and shall not take any action except, in the ordinary and regular course of business consistent with its past practices.

(e)
Certain Actions Prohibited. Other than in contemplation of or as required to give effect to the transactions contemplated by the Combination Agreement or as otherwise permitted pursuant to the Combination Agreement, Spider shall not, without the prior written consent of KWG, which consent shall not be unreasonably withheld or delayed, directly or indirectly do or permit to occur, any of the following:

(i)           issue, sell, grant, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell,  grant, pledge, lease, dispose of, or encumber or create any Encumbrance on any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of Spider other than the issue of Spider Shares pursuant to

(A) the valid exercise of the Spider Convertible Securities issued and outstanding on the date of the Combination Agreement in accordance with their terms as of the date of the Combination Agreement;
(B) the Proposed Spider Financing; and
(C) the Spider Agreements;

(ii)          other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other Persons), sell, lease, encumber or otherwise dispose of any property or assets or enter into any agreement or commitment in respect of any of the foregoing except where to do so would not have a Material Adverse Effect;

(iii) amend or propose to amend the articles or by-laws of Spider or any of the terms of the Spider Convertible Securities as they exist as at the date of the Combination Agreement;

(iv)         reduce its stated capital, or split, combine or reclassify any of the shares of Spider, or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the Spider Shares;

(v)          redeem, purchase or offer to purchase any Spider Shares and, other than pursuant to the Spider Stock Option Plan, any options or obligations or rights under existing contracts, agreements and commitments;

(vi)        adopt resolutions or enter into any agreement providing for the amalgamation, merger, consolidation, reorganization, liquidation, dissolution or any other extraordinary transaction in respect of itself, or adopt any plan of liquidation;

(vii)       acquire or agree to acquire any corporation, partnership, business corporation (or other entity or material interest therein) or division of any corporation or other entity, or make any investment;

(viii)      (A) satisfy or settle any claim or dispute, except such as have been included in the interim financial statements of Spider for the three months ended March 31, 2010 and which are, individually or in the aggregate, in an amount in excess of $150,000; (B) relinquish any contractual rights that are, individually or in the aggregate, in an amount in excess of $150,000; or (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments;

(ix)        acquire any material assets, incur any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other individual or entity, or make any loans or advances, authorize, recommend or propose any release or relinquishment of any material contractual right, waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document, enter into or terminate any hedges, swaps or other similar financial instruments or transactions, enter into any agreements with its directors or officers or their respective affiliates, or authorize, propose, permit or agree to any of the above;

(x)         enter into new commitments of a capital expenditure nature or incur any new contingent liabilities other than (A) ordinary course expenditures, (B) expenditures required by applicable Laws, (C) expenditures made in connection with transactions contemplated in the Combination Agreement, and (D) capital expenditures required to prevent the occurrence of a Material Adverse Effect;

(xi)        create any new obligations or liabilities or modify or in any manner amend any existing obligations and liabilities to pay any amount, including loan amounts, to its officers, directors, employees and consultants, other than for salary, bonuses under its existing bonus arrangements and directors’ fees in the ordinary course, in each case in amounts consistent with historic practices and obligations or liabilities or arising in the ordinary and regular course of business;

(xii)       adopt or amend or make any contribution to any bonus, profit sharing, option, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with applicable Laws or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(xiii) take actions that could reasonably be expected to be prejudicial to KWG’s interest in the business, property or assets of Spider following the closing of the Amalgamation; or
(xiv) except as required by Canadian GAAP or any applicable Laws, make any changes to the existing accounting practices of Spider or make any material tax election inconsistent with past practice.
(f)
Employment Agreements. Except where the prior intention to do so has been disclosed by Spider, Spider shall not, without the prior written consent of KWG, enter into or modify any employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any officer, director, employee or consultant of Spider.

(g)
Insurance. Spider shall use its commercially reasonable efforts to cause its current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(h)	Certain Actions. Spider shall:

(i)  not take any action, or refrain from taking any action (subject to commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of the Combination Agreement or which would reasonably be expected to materially impede the completion of the transactions contemplated by the Combination Agreement or would render, or that could reasonably be expected to render, any representation or warranty made by Spider in the Combination Agreement untrue or inaccurate in any material respect at any time on or before the Effective Date if then made, or which would or could have a Material Adverse Effect on Spider; and

(ii)  promptly notify KWG of (A) any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or state of facts that could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of the business or in the conduct of the business of Spider, (B) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated), (C) any breach by Spider of any covenant or agreement contained in the Combination Agreement, and (D) any event occurring subsequent to the date of the Combination Agreement that would render any representation or warranty of Spider contained in the Combination Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect.

(i)
No Compromise. Spider shall not settle or compromise any claim brought by any present, former or purported holder of any securities of Spider in connection with the transactions contemplated by the Combination Agreement prior to the Effective Time without the prior written consent of KWG.

(j)
Contractual Obligations. Without the prior written agreement of KWG, Spider shall not enter into, renew or modify in any respect any material contract, agreement, lease, commitment or arrangement to which Spider is a party or by which it is bound, except insofar as may be necessary to permit or provide for the completion of the Amalgamation or where to do so would not have a Material Adverse Effect.

(k)
Satisfaction of Conditions. Spider shall use all commercially reasonable efforts to satisfy, or cause to be satisfied, all conditions precedent to its obligations to the extent that the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by the Combination Agreement, including using its commercially reasonable efforts to:

(i) obtain the Spider Shareholder Approval in accordance with the provisions of the CBCA and the requirements of any applicable regulatory authority;

(ii)  obtain all other consents, approvals and authorizations as are required to be obtained by Spider under any applicable Laws or from any Governmental Entity or under the rules or policies of the TSXV that would, if not obtained, materially impede the completion of the transactions contemplated by the Combination Agreement or have a Material Adverse Effect on Spider;

(iii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the transactions contemplated by the Combination Agreement and participate and appear in any proceedings of any party to the Combination Agreement before any Governmental Entity;

(iv) oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting the Combination Agreement, the transactions contemplated by the Combination Agreement or seeking to enjoin or delay, or otherwise adversely affecting the ability of the parties to the Combination Agreement to consummate, the transactions contemplated by the Combination Agreement, subject to the Spider Board determining in good faith after receiving advice from outside legal counsel that taking such action would be inconsistent with the fiduciary duties of such directors under applicable Laws, and provided that, immediately upon receipt of such advice, Spider advises KWG in writing that it has received such advice and provides written details thereof to KWG;

(v) fulfill all conditions and satisfy all provisions of the Combination Agreement and the Amalgamation required to be fulfilled or satisfied by Spider; and

(vi) cooperate with KWG in connection with the performance by it of its obligations under the Combination Agreement, provided however that the foregoing shall not be construed to obligate Spider to pay or cause to be paid any monies to cause such performance to occur, other than as contemplated in the Combination Agreement.

(l)
Keep Fully Informed. Subject to applicable Laws, Spider shall use commercially reasonable efforts to conduct itself so as to keep KWG fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business.

(m)
Cooperation. Spider shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated by the Combination Agreement and take all reasonable action necessary to be in compliance with such Laws.

(n)
Representations. Spider shall use its commercially reasonable efforts to conduct its affairs so that all of the representations and warranties of Spider contained in the Combination Agreement shall be true and correct on and as of the Effective Date as if made on and as of such date.

(o)
Confirmatory Review. Subject to applicable Laws, until the Effective Date, Spider shall continue to make available and cause to be made available to KWG and the agents and advisors thereto all documents, agreements, corporate records and minute books as may be necessary to enable KWG to effect a thorough examination of Spider and the business, properties and financial status thereof, and shall cooperate with KWG in securing access for KWG to any documents, agreements, corporate records or minute books not in the possession or under the control of Spider. Subject to applicable Laws, upon reasonable notice, until the Effective Date, Spider shall afford officers, employees, counsel, accountants and other authorized representatives and advisors of KWG reasonable access, during normal business hours, to the properties, operations, books, contracts and records as well as to the management personnel of Spider and, during such period, Spider shall furnish promptly to KWG all information concerning the business, properties and personnel of Spider as KWG may reasonably request.

(p)
Closing Documents. Spider shall execute and deliver, or cause to be executed and delivered, at the closing of the transactions contemplated by the Combination Agreement such customary agreements, certificates, resolutions, opinions and other closing documents as may be required by KWG, all in form satisfactory to KWG, acting reasonably.

(q)
Consent of Spider Option Holders. Spider shall use its commercially reasonable efforts to obtain, prior to the Effective Date, consent to the exchange of Spider Options for New KWG Options as contemplated in the Combination Agreement from all those Persons holding Spider Options who, following completion of the Amalgamation, will be eligible to participate under the KWG Stock Option Plan.

(r)
Consents relating to Spider Convertible Securities and Spider Agreements. Spider shall use its commercially reasonable efforts to obtain, prior to the Effective Date, an agreement, in form and substance satisfactory to KWG, from each of the holders of all outstanding Spider Convertible Securities (other than Eligible Persons who consent, prior to the Effective Date, to the exchange of Spider Options for New KWG Options), and from each of the holders of all other rights to acquire securities of Spider under the Spider Agreements, that each such holder will accept, upon the valid exercise of any such Spider Convertible Security or other right to acquire securities of Spider which occurs after the completion of the Amalgamation, in lieu of each Spider Share which such holder was entitled to acquire, that number of KWG Shares equal to the Exchange Ratio or, as applicable, other securities of KWG, in each case subject to the approval of the TSX-V and as determined in accordance with the terms and conditions of the Combination Agreement and, as applicable, such Spider Convertible Security or applicable Spider Agreement.

Covenants of KWG

KWG agreed in the Combination Agreement to (and in certain circumstances to cause its subsidiaries to), among other things:

(a)
Copy of Documents. KWG shall furnish promptly to Spider a copy of any filing under any applicable Laws and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the transactions contemplated by the Combination Agreement;

(b)
Certain Actions Prohibited. Other than in contemplation of or as required to give effect to the transactions contemplated by the Combination Agreement or as otherwise permitted by the Combination Agreement, KWG shall not, without the prior written consent of Spider, which consent shall not be unreasonably withheld or delayed, directly or indirectly do or permit to occur, or cause any of the KWG Subsidiaries to do any of the following:

(i) issue, sell, grant, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, grant, pledge, lease, dispose of, or encumber or create any Encumbrance on any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of KWG other than:

(A) the issue of KWG Shares pursuant to the valid exercise of the KWG Options, and KWG Warrants issued and outstanding on the date of the Combination Agreement in accordance with their terms as of the date of the Combination Agreement; or

(B) pursuant to the Permitted KWG Flow-Through Conversion;

(ii) other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other Persons) or pursuant to the Spinoff, sell, lease, encumber or otherwise dispose of any property or assets or enter into any agreement or commitment in respect of any of the foregoing except where to do so would not have a Material Adverse Effect;

(iii) reduce its stated capital, or split, combine or reclassify any of the shares of KWG or, other than in connection with the Spinoff, declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the KWG Shares;

(iv) redeem, purchase or offer to purchase, or permit any of the KWG Subsidiaries to redeem, purchase or offer to purchase, any KWG Shares and, other than pursuant to the KWG Stock Option Plan, any options or obligations or rights under existing contracts, agreements and commitments;

(v) adopt resolutions or enter into any agreement providing for the amalgamation, merger, consolidation, reorganization, liquidation, dissolution or any other extraordinary transaction in respect of itself, or adopt any plan of liquidation;

(vi) acquire or agree to acquire any corporation, partnership, business corporation (or other entity or material interest therein) or division of any corporation or other entity, or make any investment;

(vii) (A)satisfy or settle any claim or dispute, except such as have been included in the interim consolidated financial statements of KWG for the three months ended March 31, 2010 and which are, individually or in the aggregate, in an amount in excess of $150,000; (B) relinquish any contractual rights that are, individually or in the aggregate, in an amount in excess of $150,000; or (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments;

(viii) amend or propose to amend the articles or by-laws of KWG or any of the KWG Subsidiaries as they exist at the date of the Combination Agreement;

(ix) acquire any material assets, incur any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other individual or entity, or make any loans or advances, authorize, recommend or propose any release or relinquishment of any material contractual right, waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document, enter into or terminate any hedges, swaps or other similar financial instruments or transactions, enter into any agreements with its directors or officers or their respective affiliates, or authorize, propose, permit or agree to any of the above;

(x) enter into new commitments of a capital expenditure nature or incur any new contingent liabilities other than (A) ordinary course expenditures, (B) expenditures required by applicable Laws, (C) expenditures made in connection with transactions contemplated in the Combination Agreement, and (D) capital expenditures required to prevent the occurrence of a Material Adverse Effect;

(xi) create any new obligations or liabilities or modify or in any manner amend any existing obligations and liabilities to pay any amount, including loan amounts, to its or their officers, directors, employees and consultants, other than for salary, bonuses under its or their existing bonus arrangements and directors’ fees in the ordinary course, in each case in amounts consistent with historic practices and obligations or liabilities or arising in the ordinary and regular course of business;

(xii) adopt or amend or make any contribution to any bonus, profit sharing, option, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with applicable Laws or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(xiii) take actions that could reasonably be expected to be prejudicial to the interests of Spider Shareholders in the business, property or assets of KWG and the KWG Subsidiaries following the closing of the Amalgamation; or

(xiv) except as required by Canadian GAAP or any applicable Laws, make any changes to the existing accounting practices of KWG or make any material tax election inconsistent with past practice.
(c)
Employment Agreements. Except where the prior intention to do so has been disclosed by KWG, KWG shall not, without the prior written consent of Spider, enter into or modify any employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any officer, director, employee or consultant of KWG.

(d)
Insurance. KWG shall use its commercially reasonable efforts to cause its current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(e)	Certain Actions. KWG shall:

(i) not take any action, or refrain from taking any action (subject to commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of the Combination Agreement or that would reasonably be expected to materially impede the completion of the transactions contemplated by the Combination Agreement or would render, or that could reasonably be expected to render, any representation or warranty made by KWG in the Combination Agreement untrue or inaccurate in any material respect at any time on or before the Effective Date if then made or that would or could have a Material Adverse Effect on KWG;

(ii) promptly notify Spider of (A) any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or state of facts that could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of the business or in the conduct of the business of KWG, (B) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated), (C) any breach by KWG of any covenant or agreement contained in the Combination Agreement, and (D) any event occurring subsequent to the date of the Combination Agreement that would render any representation or warranty of KWG contained in the Combination Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect;

(iii) subject to the terms of the Combination Agreement, KWG shall not withdraw, modify, qualify or change in a manner materially adverse to Spider, or publicly propose to withdraw, modify, qualify or change in a manner materially adverse to Spider the approval, recommendation or declaration of advisability of the KWG Board with respect to the Amalgamation (a “Change of KWG Recommendation”); and

(iv) comply with the requirements of Rule 802(a)(2) and (3) under the 1933 Act in respect of the Amalgamation and the issuance of the KWG Shares pursuant thereto as contemplated in the Combination Agreement.

(f)
No Compromise. KWG shall not settle or compromise any claim brought by any present, former or purported holder of any securities of KWG in connection with the transactions contemplated by the Combination Agreement on or before the Effective Date without the prior written consent of Spider.

(g)
Contractual Obligations. Without the prior written agreement of Spider, KWG shall not enter into, renew or modify in any respect any material contract, agreement, lease, commitment or arrangement to which KWG is a party or by which it is bound, except insofar as may be necessary to permit or provide for the completion of the Amalgamation or where to do so would not have a Material Adverse Effect.
(h)
Satisfaction of Conditions. KWG shall use all commercially reasonable efforts to satisfy, or cause to be satisfied, all of the conditions precedent to its obligations to the extent the same is within its control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by the Combination Agreement, including using its commercially reasonable efforts to:

(i) obtain all consents, approvals and authorizations as are required to be obtained by KWG or any of the KWG Subsidiaries under any applicable Laws or from any Governmental Entity or under the rules or policies of the TSXV that would, if not obtained, materially impede the completion of the transactions contemplated by the Combination Agreement or have a Material Adverse Effect on KWG;

(ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the transactions contemplated by the Combination Agreement and participate, and appear in any proceedings of, any party hereto before any Governmental Entity;

(iii) oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting the Combination Agreement, the transactions contemplated by the Combination Agreement or seeking to enjoin or delay, or otherwise adversely affecting the ability of the parties to the Combination Agreement to consummate, the transactions contemplated by the Combination Agreement, subject to the KWG Board determining in good faith after receiving advice from outside legal counsel that taking such action would be inconsistent with the fiduciary duties of such directors under applicable Laws, and provided that, immediately upon receipt of such advice, KWG advises Spider in writing that it has received such advice and provides written details thereof to Spider;

(iv) fulfill all conditions and satisfy all provisions of the Combination Agreement and the Amalgamation required to be fulfilled or satisfied by it, and

(v) cooperate with Spider in connection with the performance by Spider of its obligations under the Combination Agreement, provided however that the foregoing shall not be construed to obligate KWG to pay or cause to be paid any monies to cause such performance to occur, other than as contemplated in the Combination Agreement.

(i)
Cooperation. KWG shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated by the Combination Agreement and take all reasonable action necessary to be in compliance with such Laws.

(j)
Representations. KWG shall use its commercially reasonable efforts to conduct its affairs and to cause the KWG Subsidiaries to conduct their affairs so that all of the representations and warranties of KWG contained in the Combination Agreement shall be true and correct on and as of the Effective Date as if made on and as of such date.

(k)
Confirmatory Review. Subject to applicable Laws, until the Effective Date, KWG shall continue to make available and cause to be made available to Spider and the agents and advisors thereto all documents, agreements, corporate records and minute books as may be necessary to enable Spider to effect a thorough examination of KWG and the KWG Subsidiaries and the business, properties and financial status thereof, and shall cooperate with Spider in securing access for Spider to any documents, agreements, corporate records or minute books not in the possession or under the control of KWG. Subject to applicable Laws, upon reasonable notice, until the Effective Date, KWG shall, and shall cause the KWG Subsidiaries to, afford officers, employees, counsel, accountants and other authorized representatives and advisors of Spider reasonable access, during normal business hours to the properties, books, contracts and records as well as to the management personnel of KWG and the KWG Subsidiaries, and, during such period, KWG shall, and shall cause the KWG Subsidiaries to, furnish promptly to Spider all information concerning the business, properties and personnel of KWG and the KWG Subsidiaries as Spider may reasonably request.

(l)
Closing Documents. KWG shall execute and deliver, or cause to be executed and delivered, at the closing of the transactions contemplated by the Combination Agreement such customary agreements, certificates, opinions, resolutions and other closing documents as may be required by Spider, all in form satisfactory to Spider, acting reasonably.

(m)
Usual Business. Other than in contemplation of or as required to give effect to the transactions contemplated by the Combination Agreement including the Spinoff, from the date of the Combination Agreement until the earlier of the date of the Completion Deadline and the Effective Date, KWG shall and shall cause the KWG Subsidiaries to conduct its business only, and shall not take any action except in the ordinary and regular course of business consistent with its past practices.

(n)
Keep Fully Informed. Subject to applicable Laws, KWG shall use commercially reasonable efforts to conduct itself so as to keep Spider fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business.

(o)	KWG Sub. In its capacity as the sole shareholder of KWG Sub, KWG shall:

(i) take all such action as is necessary or desirable to cause KWG Sub to satisfy its obligations under the Combination Agreement, including without limitation, passing a resolution, on or prior to the Effective Date in form and substance satisfactory to each of KWG and Spider, acting reasonably, duly approving the Amalgamation; and

(ii) prior to the Effective Date, not cause or permit KWG Sub to issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities except for the issuance of a nominal number of KWG Sub Shares to KWG, or carry on any business, enter into any transaction or effect any corporate act whatsoever, other than as contemplated in the Combination Agreement or as reasonably necessary to carry out the Amalgamation, unless previously consented to in writing by Spider; and

(iii) after the Effective Date, cause Amalco to satisfy any obligations which Amalco may have to a Spider Shareholder who exercises Dissent Rights.
(p)
Shares. KWG will issue, at the Effective Time, KWG Shares, in accordance with the terms of the Combination Agreement, to those Spider Shareholders who are entitled to receive KWG Shares pursuant to the Amalgamation.

Mutual Covenants

As soon as practicable, KWG and Spider each shall file merger notification forms required by the merger notification or control Laws of any applicable jurisdiction, which KWG and Spider reasonably determine to be necessary. KWG and Spider each shall promptly: (a) supply the other with any information which may be required in order to effectuate such filings; (b) supply any additional information which reasonably may be required by the competition or merger control authorities of any other jurisdiction; and (c) take all commercially reasonable action to obtain any required approval from such competition or merger control authorities.

Non-Solicitation Covenants

Spider Covenants Regarding Non-Solicitation

The Combination Agreement provides that Spider shall not, directly or indirectly, through any officer, director, employee, representative, advisor or agent of Spider, or otherwise:

(a)
make, solicit, initiate, facilitate, entertain, encourage, engage in, respond to or promote (including by way of furnishing information, permitting any visit to facilities or properties of Spider or entering into any form of agreement, arrangement or understanding) any inquiries, submissions, proposals or offers regarding, constituting or that may reasonably be expected to lead to a Spider Alternative Proposal or potential Spider Alternative Proposal;

(b)
encourage or participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any Person any information or otherwise co-operate with, respond to, assist or participate in, any Spider Alternative Proposal or potential Spider Alternative Proposal;

(c)
agree to, accept, approve or recommend, or propose publicly to agree to, accept, approve or recommend any Spider Alternative Proposal or potential Spider Alternative Proposal (it being understood that publicly taking no position or a neutral position with respect to a Spider Alternative Proposal until fifteen (15) days following formal commencement of such Spider Alternative Proposal shall not be considered a breach) of Spider’s non-solicitation covenants; or

(d)	accept, enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement related to any Spider Alternative Proposal or potential Spider Alternative Proposal;
provided, however, that, notwithstanding the foregoing, but subject to the following, the Spider Board, and on the direction of any of the directors of Spider, any officer, employee, representative, agent or advisor of Spider, may, prior to the approval of the Amalgamation by Spider Shareholders, consider, participate in discussions or negotiate or provide information to any other Person who has delivered or issued an unsolicited Spider Alternative Proposal that the Spider Board determines in good faith, after consultation with its outside legal counsel and financial advisors, would, if consummated in accordance with its terms, constitute a Spider Superior Proposal, and the Spider Board may make a Change of Spider Recommendation in respect of such Spider Superior Proposal, or accept, approve or recommend to the Spider Shareholders or enter into an agreement in respect of such Spider Superior Proposal in accordance with the following, but in each case only if the Spider Superior Proposal did not result from a breach of the Combination Agreement by Spider and the Spider Board determines in good faith after receiving advice from outside legal counsel (which may include written opinions or advice) that failure to take such action would be inconsistent with the fiduciary duties of such directors under applicable Laws, and provided further that, immediately upon receipt of such advice, Spider advises KWG in writing that it has received such advice and provides written details thereof to KWG.

Spider shall, and shall cause the officers, directors, employees, consultants, representatives and agents of Spider to, immediately terminate and cease any discussions or negotiations with any parties (other than KWG) with respect to any proposal that constitutes, or may reasonably be expected to constitute, a Spider Alternative Proposal. Spider agrees not to release any third party from any confidentiality agreement relating to a potential Spider Alternative Proposal to which such third party is a party. Spider further agrees not to release any third party from any standstill agreement or provision to which such third party is a party. Spider shall immediately request the return or destruction of all information provided to any third party that has entered into a confidentiality agreement with Spider relating to a potential Spider Alternative Proposal to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honoured.

Promptly and, in any event, within 24 hours of the receipt by any director or officer of Spider of any Spider Alternative Proposal, or any amendment to the foregoing, or any request for non-public information relating to Spider in connection with any potential Spider Alternative Proposal or for access to the properties, books or records of Spider by any Person that informs Spider that it is considering making, or has made, a Spider Alternative Proposal, Spider shall notify KWG thereof, at first orally and then, as soon as possible thereafter, in writing. Such written notice shall include the identity of the Person(s) making such proposal and all material terms and conditions of the Spider Alternative Proposal and provide such other details of the Spider Alternative Proposal, inquiry or contact as KWG may reasonably request.

If Spider receives a request for material non-public information from a Person who is considering making or has made a written Spider Alternative Proposal (the existence and content of which have been disclosed to KWG), and the Spider Board determines that such proposal could, if consummated in accordance with its terms, reasonably be expected to result in a Spider Superior Proposal or does constitute a Spider Superior Proposal and Spider is permitted, subject to and as contemplated by the Combination Agreement, and only in such case, the Spider Board may, subject to the execution of a confidentiality agreement on terms and conditions that are not more favourable to such Person making or considering making the Spider Alternative Proposal than those set forth in the Confidentiality Agreement and which includes a standstill provision that restricts such Person from acquiring, or publicly announcing an intention to acquire, any securities or assets of Spider (other than pursuant to a Spider Superior Proposal) for a period of not less than two (2) years from the date of such agreement, provide such Person with access to information regarding Spider; provided, however, that Spider sends a copy of any such confidentiality agreement to KWG immediately upon the execution thereof and KWG is provided with a list of or a copy of the information, if any, provided to such Person that was not previously provided to KWG and KWG is immediately provided with access to similar information.

Spider shall ensure that its officers, directors, consultants and employees and any financial advisors or other advisors or representatives retained by Spider are aware of the non-solicitation provisions set forth above, and Spider shall be responsible for any breach of such provisions by its financial advisors or other advisors or representatives.

For greater certainty, Spider may respond to an unsolicited Spider Alternative Proposal but may not consider an unsolicited Spider Alternative Proposal or participate in discussions or negotiate or provide information to any other person who has delivered such a proposal except in accordance with the non-solicitation provisions of the Combination Agreement.

Notice of Spider Superior Proposal Determination

Spider and the Spider Board shall not accept, approve, recommend or enter into any agreement in respect of a Spider Alternative Proposal (other than a confidentiality agreement and a standstill agreement as contemplated above) on the basis that it would constitute a Spider Superior Proposal, unless:

(a)	Spider has complied with its obligations with respect to non-solicitation and such other provisions, as applicable, set forth in the Combination Agreement;
(b)
such Spider Superior Proposal does not provide for the payment of any break, termination or other fees or expenses to the other party in the event that Spider completes the Amalgamation or any similar other transaction with KWG or any of its affiliates agreed prior to any termination of the Combination Agreement;

(c)	it has provided KWG with the information about such Spider Alternative Proposal, as required, that the Spider Board has determined would be a Spider Superior Proposal; and
(d)
five (5) Business Days shall have elapsed from the later of the date KWG received notice of the determination of the Spider Board to accept, approve, recommend or enter into an agreement in respect of such Spider Superior Proposal and the date KWG received written notice thereof and any additional documents relating thereto.

During such five (5) Business Day period, KWG shall have the opportunity, but not the obligation, to offer in writing to amend the terms of the Combination Agreement and the Amalgamation. The Spider Board shall review any offer by KWG to amend the terms of the Combination Agreement and the Amalgamation in order to determine in good faith, as of the later of the dates referred to in (d) above, whether the offer of KWG upon acceptance by Spider would result in the Spider Alternative Proposal not being a Spider Superior Proposal. If the Spider Board so determines, Spider shall enter into an amended agreement with KWG reflecting the amended proposal of KWG and will promptly reaffirm its recommendation of the Amalgamation as amended.

Spider acknowledges and agrees that each successive modification of any Spider Alternative Proposal shall constitute a new Spider Alternative Proposal and shall initiate an additional five (5) Business Day period for the purposes of the foregoing.

If this Information Circular has been sent to Spider Shareholders prior to the expiry of such five (5) Business Day period and, during such period, KWG requests in writing that the Meeting proceed, Spider shall continue to take all reasonable steps necessary to hold the Meeting and to cause the Amalgamation to be voted on at the Meeting.

Where at any time before the Meeting, Spider has provided KWG with a notice with respect to a Spider Alternative Proposal or amendment thereto, or any request for non-public information or documentation in connection therewith, a Spider Alternative Proposal has been publicly disclosed or announced, and the five (5) Business Day period has not elapsed, then, subject to applicable Laws, at KWG’s request, Spider will postpone or adjourn such Meeting at such Meeting (but not beforehand without KWG’s consent) to a date acceptable to KWG, acting reasonably, which shall not be less than five (5) days and not more than ten (10) Business Days after the latest scheduled date of such Meeting and shall, in the event that KWG and Spider amend the terms of the Combination Agreement pursuant to foregoing, use its commercially reasonable efforts to ensure that the details of such amended Combination Agreement are communicated to the Spider Shareholders prior to the resumption of such adjourned Meeting.

KWG Covenant Regarding Non-Solicitation

The Combination Agreement provides that KWG shall not, directly or indirectly, through any officer, director, employee, representative, advisor or agent of KWG or any of the KWG Subsidiaries, or otherwise:

(a)
make, solicit, initiate, facilitate, entertain, encourage, engage in, respond to or promote (including by way of furnishing information, permitting any visit to facilities or properties of KWG or any KWG Subsidiary or entering into any form of agreement, arrangement or understanding) any inquiries, submissions, proposals or offers regarding, constituting or that may reasonably be expected to lead to a KWG Alternative Proposal or potential KWG Alternative Proposal;

(b)
encourage or participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any Person any information or otherwise co-operate with, respond to, assist or participate in, any KWG Alternative Proposal or potential KWG Alternative Proposal;

(c)
612. agree to, accept, approve or recommend, or propose publicly to agree to, accept, approve or recommend any KWG Alternative Proposal or potential KWG Alternative Proposal (it being understood that publicly taking no position or a neutral position with respect to a KWG Alternative Proposal until fifteen (15) days following formal commencement of such KWG Alternative Proposal shall not be considered a breach) of KWG’s non-solicitation covenants; or

(d)	accept, enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement related to any KWG Alternative Proposal or potential KWG Alternative Proposal;
provided, however, that, notwithstanding the foregoing, but subject to the following, the KWG Board, and on the direction of any of the directors of KWG, any officer, employee, representative, agent or advisor of KWG, may, prior to the approval of the Amalgamation by Spider Shareholders, consider, participate in discussions or negotiate or provide information to any other Person who has delivered or issued an unsolicited KWG Alternative Proposal that the KWG Board determines in good faith, after consultation with its outside legal counsel and financial advisors, would, if consummated in accordance with its terms, constitute a KWG Superior Proposal, and the KWG Board may make a Change of KWG Recommendation in respect of such KWG Superior Proposal, or accept, approve or recommend to the KWG Shareholders or enter into an agreement in respect of such KWG Superior Proposal in accordance with the following, but in each case only if the KWG Superior Proposal did not result from a breach of the Combination Agreement by KWG and the KWG Board determines in good faith after receiving advice from outside legal counsel (which may include written opinions or advice) that failure to take such action would be inconsistent with the fiduciary duties of such directors under applicable Laws, and provided further that, immediately upon receipt of such advice, KWG advises Spider in writing that it has received such advice and provides written details thereof to Spider.

KWG shall, and shall cause the officers, directors, employees, consultants, representatives and agents of KWG and the KWG Subsidiaries to, immediately terminate and cease any discussions or negotiations with any parties (other than Spider) with respect to any proposal that constitutes, or may reasonably be expected to constitute, a KWG Alternative Proposal. KWG agrees not to release any third party from any confidentiality agreement relating to a potential KWG Alternative Proposal to which such third party is a party. KWG further agrees not to release any third party from any standstill agreement or provision to which such third party is a party. KWG shall immediately request the return or destruction of all information provided to any third party that has entered into a confidentiality agreement with KWG relating to a potential KWG Alternative Proposal to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honoured.

Promptly and, in any event, within 24 hours of the receipt by any director or officer of KWG of any KWG Alternative Proposal, or any amendment to the foregoing, or any request for non-public information relating to KWG or any of the KWG Subsidiaries in connection with any potential KWG Alternative Proposal or for access to the properties, books or records of KWG or any of the KWG Subsidiaries by any Person that informs KWG or any of the KWG Subsidiaries that it is considering making, or has made, a KWG Alternative Proposal, KWG shall notify Spider thereof, at first orally and then, as soon as possible thereafter, in writing. Such written notice shall include the identity of the Person(s) making such proposal and all material terms and conditions of the KWG Alternative Proposal and provide such other details of the KWG Alternative Proposal, inquiry or contact as Spider may reasonably request.

If KWG receives a request for material non-public information from a Person who is considering making or has made a written KWG Alternative Proposal (the existence and content of which have been disclosed to Spider), and the KWG Board determines that such proposal could, if consummated in accordance with its terms, reasonably be expected to result in a KWG Superior Proposal or does constitute a KWG Superior Proposal and KWG is permitted, subject to and as contemplated by the Combination Agreement, and only in such case, the KWG Board may, subject to the execution of a confidentiality agreement on terms and conditions that are not more favourable to such Person making or considering making the Spider Alternative Proposal than those set forth in the Confidentiality Agreement and which includes a standstill provision that restricts such Person from acquiring, or publicly announcing an intention to acquire, any securities or assets of KWG (other than pursuant to a KWG Superior Proposal) for a period of not less than two (2) years from the date of such agreement, provide such Person with access to information regarding KWG; provided, however, that KWG sends a copy of any such confidentiality agreement to Spider immediately upon the execution thereof and Spider is provided with a list of or a copy of the information, if any, provided to such Person that was not previously provided to Spider and Spider is immediately provided with access to similar information.

KWG shall ensure that its officers, directors, consultants and employees and any financial advisors or other advisors or representatives retained by KWG are aware of the non-solicitation provisions set forth above, and KWG shall be responsible for any breach of such provisions by its financial advisors or other advisors or representatives.

For greater certainty, KWG may respond to an unsolicited KWG Alternative Proposal but may not consider an unsolicited KWG Alternative Proposal or participate in discussions or negotiate or provide information to any other person who has delivered such a proposal except in accordance with the non-solicitation provisions of the Combination Agreement.

Notice of KWG Superior Proposal Determination

KWG and the KWG Board shall not accept, approve, recommend or enter into any agreement in respect of a KWG Alternative Proposal (other than a confidentiality agreement and a standstill agreement contemplated above) on the basis that it would constitute a KWG Superior Proposal, unless:

(a)	KWG has complied with its obligations with respect to non-solicitation and such other provisions, as applicable, set forth in the Combination Agreement;
(b)
such KWG Superior Proposal does not provide for the payment of any break, termination or other fees or expenses to the other party in the event that KWG completes the Amalgamation or any similar other transaction with Spider or any of its affiliates agreed prior to any termination of the Combination Agreement;

(c)	it has provided Spider with the information about such KWG Alternative Proposal, as required, that the KWG Board has determined would be a KWG Superior Proposal; and
(d)
five (5) Business Days shall have elapsed from the later of the date Spider received notice of the determination of the KWG Board to accept, approve, recommend or enter into an agreement in respect of such KWG Superior Proposal and the date Spider received written notice thereof and any additional documentation relating thereto.

During such five (5) Business Day period, Spider shall have the opportunity, but not the obligation, to offer in writing to amend the terms of the Combination Agreement and the Amalgamation. The KWG Board shall review any offer by Spider to amend the terms of the Combination Agreement and the Amalgamation in order to determine in good faith, as of the later of the dates referred to in (d) above, whether the offer of Spider upon acceptance by KWG would result in the KWG Alternative Proposal not being a KWG Superior Proposal. If the KWG Board so determines, KWG shall enter into an amended agreement with Spider reflecting the amended proposal of Spider and will promptly reaffirm its recommendation of the Amalgamation as amended.

KWG acknowledges and agrees that each successive modification of any KWG Alternative Proposal shall constitute a new KWG Alternative Proposal and shall initiate an additional five (5) Business Day period for the purposes of the foregoing.

Cliffs Bids Not Superior

Notwithstanding any other provision of the Combination Agreement, Spider acknowledges and agrees that the Cliffs Spider Bid shall not constitute a Spider Superior Proposal, and KWG acknowledges and agrees that the Cliffs KWG Bid shall not constitute a KWG Superior Proposal.

Notice and Cure Provisions

Each of Spider and KWG shall give prompt notice to the other of the occurrence, or failure to occur, at any time up and until the Effective Date, of any event or state of facts which occurrence or failure would, would be likely to or could:

(a)	cause any of the representations or warranties of such Party to be untrue or inaccurate in any respect up to and including the Effective Date;
(b)	result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by such Party on or before the Effective Date; or
(c)	result in the failure to satisfy any of the conditions precedent contained in the Combination Agreement in favour of the other Parties.
A Party may (a) elect not to complete the transactions contemplated by the Combination Agreement by virtue of any of the conditions for its benefit not being satisfied or waived or (b) exercise any termination right arising therefrom; provided, however, that (i) promptly and in any event on or before the earlier of the Effective Date and the Completion Deadline, the Party intending to rely on either (a) or (b), as the case may be, has delivered a written notice to the other Party specifying in reasonable detail the breaches of covenants or untruthfulness or inaccuracy of representations and warranties or other matters that the Party delivering such notice is asserting as the basis for the exercise of the termination right, as the case may be, (ii) if any such notice is delivered, the Party that has delivered such notice may not terminate the Combination Agreement until the lesser of ten (10) days from the date of delivery of such notice and the number of days remaining before the earlier of the Effective Date and the Completion Deadline, and (iii) if the other Party proceeds diligently, at its own expense, to cure such matter (if such matter is susceptible to being cured) and, in fact, cures such matter within such period, the Party that has delivered such notice may not terminate the Combination Agreement.

Termination of the Combination Agreement

The Combination Agreement may be terminated at any time prior to the Effective Date:

(a)	by mutual written agreement between Spider and KWG;
(b)	subject to the notice and cure provisions of the Combination Agreement:
(i) by Spider, if any condition for the benefit of Spider is not performed or satisfied at or before the Effective Date or otherwise waived by Spider in accordance with the Combination Agreement;
(ii) by KWG, if any condition for the benefit of KWG is not satisfied at or before the Effective Date or otherwise waived by KWG in accordance with the Combination Agreement;

(iii) if any of the mutual conditions for the benefit of Spider and KWG, as the case may be, is not satisfied at or before the Effective Date or otherwise waived by the terminating party in accordance with the Combination Agreement;

(c)	by KWG:

(i) if the Spider Board fails to recommend to Spider Shareholders that they vote in favour of the Amalgamation and the Special Resolution and the other transactions contemplated in the Combination Agreement, except as expressly permitted in the Combination Agreement with respect to a Spider Alternative Proposal;

(ii) if the Spider Board shall have made a Change of Spider Recommendation;
(iii) if the Spider Board accepts, approves or recommends a Spider Alternative Proposal;
(iv) if Spider enters into a letter of intent or definitive written agreement with respect to a Spider Superior Proposal;

(v) except as otherwise provided for in the Combination Agreement with respect to a Spider Alternative Proposal, if Spider shall have failed, after being requested by KWG in writing, to reaffirm its approval or recommendation of the Amalgamation and the transactions contemplated in the Combination Agreement as promptly as possible (but in any event within five (5) Business Days) after receipt of such written request from KWG; or

(vi) if any Spider Shares are acquired by a third party pursuant to a take-over bid (including an exempt take-over bid);
(d)
by KWG if Spider shall not have mailed this Information Circular to the Spider Shareholders on or before June 21, 2010; provided that KWG shall have materially fulfilled its obligations under the Combination Agreement to provide Spider with all information as may reasonably be requested by Spider or as required by applicable Laws with respect to KWG and its businesses for inclusion in this Information Circular;

(e)
by KWG if Spider shall have failed to hold the Meeting on or before July 14, 2010, unless such failure results from an adjournment of the Meeting for not more than ten (10) Business Days due to its obligation under the Combination Agreement to adjourn the Meeting in connection with a Spider Alternative Proposal;

(f)
by KWG if there is an intentional breach of the covenants by Spider or any of its directors, officers, employees, agents, consultants or other representatives, in each case, on or before the Effective Date;

(g)	by Spider:
(i) if the KWG Board shall have made a Change of KWG Recommendation;
(ii) if the KWG Board accepts, approves or recommends a KWG Alternative Proposal;

(iii) if KWG enters into a letter of intent or definitive written agreement with respect to a KWG Alternative Proposal;

(iv) except as otherwise provided for in the Combination Agreement with respect to a KWG Alternative Proposal, if KWG shall have failed, after being requested by Spider in writing, to reaffirm its approval or recommendation of the Amalgamation and the transactions contemplated in the Combination Agreement as promptly as possible (but in any event within five (5) Business Days) after receipt of such written request from Spider; or

(v) if any KWG Shares are acquired by a third party pursuant to a take-over bid (including an exempt take-over bid);
(h)
by Spider if there is an intentional breach of the covenants set forth in the Combination Agreement by KWG, any of its Subsidiaries or any of their respective directors, officers, employees, agents, consultants or other representatives, in each case, on or before the Effective Date;

(i)
by KWG or by Spider if the Amalgamation shall not have been completed by the Completion Deadline; provided however, (i) there is no intentional breach of the covenants set forth in the Combination Agreement of such terminating Party, any of its Subsidiaries, if any, or any of their respective directors, officers, employees, agents, consultants or other representatives, in each case, before the Completion Deadline, and (ii) if the Amalgamation has not been completed by the Completion Deadline because the Meeting has not been held due to the fault of Spider (the Parties acknowledging that Spider is not at fault in the event that the Meeting has not been held due to an order of a Governmental Entity), then Spider shall not be entitled to terminate the Combination Agreement;

(j)
by KWG in order to enter into a letter of intent or definitive agreement with respect to a KWG Superior Proposal or otherwise accept, approve or recommend a KWG Superior Proposal, subject to compliance by KWG with the non-solicitation and notice requirements set forth in the Combination Agreement;

(k)
by Spider in order to enter into a letter of intent or definitive agreement with respect to a Spider Superior Proposal or otherwise accept, approve or recommend a Spider Superior Proposal, subject to compliance by Spider with the non-solicitation and notice requirements set forth in the Combination Agreement;

(l)
by KWG, if Spider shall have breached or not performed any material covenant when required to be performed by it under the Combination Agreement (unless such non-performance or breach, if susceptible to being cured, is cured by Spider within the lesser of ten (10) days from the date of delivery of written notice of termination from KWG and the number of days remaining before the earlier of the Effective Date and the Completion Deadline) or if any representation or warranty of Spider shall have been untrue when made to the extent that the failure of such representation or warranty to be true and correct shall result in a Material Adverse Effect on Spider or have a material adverse effect on the ability of KWG to complete the Amalgamation; or

(m)
by Spider, if KWG shall have breached or not performed any material covenant when required to be performed by it under the Combination Agreement (unless such non-performance or breach, if susceptible to being cured, is cured by KWG within the lesser of ten (10) days from the date of delivery of written notice of termination from Spider and the number of days remaining before the earlier of the Effective Date and the Completion Deadline) or if any representation or warranty of KWG shall have been untrue when made to the extent that the failure of such representation or warranty to be true and correct shall result in a Material Adverse Effect on KWG or have a material adverse effect on the ability of Spider to complete the Amalgamation.

Termination Payments

The Combination Agreement provides that in the event the Combination Agreement is terminated, under certain conditions, a summary of which is set forth below, either Spider or KWG shall pay to the other Party, the applicable break fee, as applicable:

Spider Break Fee

If the Combination Agreement is terminated:

(a)	by KWG in order to permit KWG to enter into a letter of intent or definitive agreement with respect to a KWG Superior Proposal or otherwise accept, approve or recommend a KWG Superior Proposal;
(b)
by Spider (i) if the KWG Board shall have made a Change of KWG Recommendation; (ii) if the KWG Board accepts, approves or recommends a KWG Alternative Proposal; (iii) if KWG enters into a letter of intent or definitive written agreement with respect to a KWG Alternative Proposal; (iv) except as otherwise provided for in the Combination Agreement with respect to a KWG Alternative Proposal, if KWG shall have failed, after being requested by Spider in writing, to reaffirm its approval or recommendation of the Amalgamation as promptly as possible (but in any event within five (5) Business Days) after receipt of such written request from Spider; or (vi) if any KWG Shares are acquired by a third party pursuant to a take-over bid (including an exempt take-over bid); or

(c)
by Spider, if KWG shall have breached or not performed any material covenant when required to be performed by it under the Combination Agreement (unless such non-performance or breach, if susceptible to being cured, is cured by KWG within the lesser of ten (10) days from the date of delivery of written notice of termination from Spider and the number of days remaining before the earlier of the Effective Date and the Completion Deadline) or if any representation or warranty of KWG shall have been untrue when made to the extent that the failure of such representation or warranty to be true and correct shall result in a Material Adverse Effect on KWG or have a material adverse effect on the ability of Spider to complete the Amalgamation, provided that there is no breach or non-performance by Spider, in any material respect, of any of its representations, warranties or covenants made in the Combination Agreement which has not been cured by Spider pursuant to the cure provisions of the Combination Agreement, then:

(X) in the case of a termination referred to in (a) above, as a condition to the right of KWG to terminate the Combination Agreement, KWG shall, on or prior to the Termination Date, pay to Spider a cash payment equal to $2,300,000, or

(Y) in the case of a termination referred to in (b) above, within two (2) Business Days following the Termination Date, KWG shall pay to Spider a cash payment equal to $2,300,000, or
(Z) in the case of a termination referred to in (c) above, within two (2) Business Days following the Termination Date, KWG shall pay to Spider a cash payment equal to $1,400,000, in immediately available Canadian funds. The obligation of KWG to pay the break fee shall survive the termination of the Combination Agreement.

KWG shall not be obligated to make more than one payment in respect of the break fee to Spider.  KWG acknowledges that payment by KWG of the break fee is a payment of liquidated damages which are a genuine pre-estimate of the damages which Spider will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Amalgamation and are not penalties. KWG irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt by Spider of the applicable break fee, Spider shall have no further claim against KWG in respect of the failure to complete the Amalgamation, provided that nothing in the Combination Agreement shall preclude Spider from seeking injunctive relief to restrain any breach or threatened breach by KWG of any of its obligations under the Combination Agreement or otherwise to obtain specific performance without the necessity of posting bond or security in connection therewith.

KWG Break Fee

If the Combination Agreement is terminated:

(a)
by KWG (i) if the Spider Board fails to recommend to Spider Shareholders that they vote in favour of the Amalgamation and the Special Resolution and the other transactions contemplated in the Combination Agreement, except as expressly permitted in the Combination Agreement with respect to a Spider Alternative Proposal; (ii) if the Spider Board shall have made a Change of Spider Recommendation; (iii) if the Spider Board accepts, approves or recommends a Spider Alternative Proposal; (iv) if Spider enters into a letter of intent or definitive written agreement with respect to a Spider Alternative Proposal; (v) except as otherwise provided for in the Combination Agreement with respect to a Spider Alternative Proposal, if Spider shall have failed, after being requested by KWG in writing, to reaffirm its approval or recommendation of the Amalgamation as promptly as possible (but in any event within five (5) Business

Days) after receipt of such written request from KWG; or; (vi) if any Spider Shares are acquired by a third party pursuant to a take-over bid (including an exempt take-over bid);
(b)
by Spider in order to enter into a letter of intent or definitive agreement with respect to a Spider Superior Proposal or otherwise accept, approve or recommend a Spider Superior Proposal, subject to compliance with the non-solicitation and notice provisions of the Combination Agreement; or

(c)
by KWG if Spider shall have failed to mail this Information Circular to the Spider Shareholders on or before June 21, 2010 (provided that KWG shall have materially fulfilled its obligations with respect to the information to be provided by KWG to Spider for inclusion in this Information Circular, as set out above) or hold the Meeting on or before July 14, 2010 (unless such failure results from an adjournment of the Meeting for not more than ten (10) Business Days due to its obligation under the Combination Agreement to adjourn the Meeting in connection with a Spider Alternative Proposal); or

(d)
by KWG, if Spider shall have breached or not performed any material covenant when required to be performed by it under the Combination Agreement (unless such non-performance or breach, if susceptible to being cured, is cured by Spider within the lesser of ten (10) days from the date of delivery of written notice of termination from KWG and the number of days remaining before the earlier of the Effective Date and the Completion Deadline) or if any representation or warranty of Spider shall have been untrue when made to the extent that the failure of such representation or warranty to be true and correct shall result in a Material Adverse Effect on Spider or have a material adverse effect on the ability of KWG to complete the Amalgamation, provided that there is no breach or non-performance by KWG, in any material respect, of any of its representations, warranties or covenants made in the Combination Agreement which has not been cured by the cure provisions of the Combination Agreement, then:

(X) in the case of a termination referred to in (a) above, within two (2) Business Days following the Termination Date, Spider shall pay to KWG a cash payment equal to $2,300,000,

(Y) in the case of a termination referred to in (b) above, as a condition to the right of Spider to terminate the Combination Agreement, Spider shall, on or prior to the Termination Date, pay to KWG a cash payment equal to $2,300,000, or

(Z) in the case of a termination referred to in (c) and (d) above, within two (2) Business Days following the Termination Date, Spider shall pay to KWG a cash payment equal to $1,100,000, in immediately available Canadian funds.  The obligation of Spider to pay the break fee shall survive the termination of the Combination Agreement.

Spider shall not be obligated to make more than one payment in respect of the break fee to KWG. Spider acknowledges that payment by Spider of the break fee is a payment of liquidated damages which are a genuine pre-estimate of the damages which KWG will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Amalgamation and are not penalties. Spider irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt by KWG of the applicable break fee, KWG shall have no further claim against Spider in respect of the failure to complete the Amalgamation, provided that nothing in the Combination Agreement shall preclude KWG from seeking injunctive relief to restrain any breach or threatened breach by Spider of any of its obligations under the Combination Agreement or otherwise to obtain specific performance without the necessity of posting bond or security in connection therewith.

Board of Directors and Management

Following completion of the Amalgamation and other transactions as contemplated in the Combination Agreement, it is anticipated that the KWG Board will hold a meeting with a view of changing the composition of the KWG Board.  As set forth in the Combination Agreement, it is anticipated that the board of directors of KWG shall be comprised of Neil Novak, Bruce Reid, Frank Smeenk, Rene Galipeau, Norman Brewster and Bryan Wilson, and Frank Smeenk and Neil Novak will be appointed Executive Chairman and President of KWG, respectively.

Pursuant to the terms of the Combination Agreement, KWG shall offer to engage those officers and directors of each of KWG and Spider who, following completion of the Amalgamation, will not continue as officers or directors of KWG and/or Amalco to provide transitional consulting services to KWG for a period of one (1) year from the Effective Date.

See “Information Concerning KWG After the Amalgamation - Directors and Executive Officers of KWG After Amalgamation” for further information regarding the composition of the board and management of KWG post-Amalgamation.

Amendments

The Combination Agreement may, at any time and from time to time before or after the holding of the Meeting be amended by mutual written agreement of KWG, KWG Sub and Spider without, subject to applicable Laws, further notice to or authorization on the part of the Spider Shareholders and any such amendment may, without limitation:

(a)        change the time for the performance of any of the obligations or acts of the parties to the Combination Agreement;

(b)        waive any inaccuracies in or modify any representation or warranty contained in the Combination Agreement or in any document delivered pursuant to the Combination Agreement;

(c)        waive compliance with or modify any of the covenants contained in the Combination Agreement and waive or modify the performance of any of the obligations of any of the parties thereto; and

(d)        waive compliance with or modify any condition contained in the Combination Agreement;

provided, however, that notwithstanding the foregoing, following the Meeting, no amendments to the definition of “Exchange Ratio” as it applies to the Spider Shares which are adverse in interest to Spider Shareholders, nor to Section 2.5(b) of the Combination Agreement, shall be made without the approval of Spider Shareholders given in the same manner as required for the approval of the Amalgamation.

Business Conducted by KWG after the Amalgamation

After giving effect to the Amalgamation, KWG Sub and Spider will continue as one corporation.  Upon completion of the Amalgamation, the properties and assets of Spider will become the properties and assets of Amalco and Amalco will be a wholly-owned subsidiary of KWG. For a description of the business of KWG, see “Information Concerning KWG – General Development of the Business”.  See “Information Concerning KWG After the Amalgamation – Business of KWG after Amalgamation”.

Implementation of the Amalgamation

If the requisite Spider Shareholder approval is obtained at the Meeting and the other conditions to the Amalgamation becoming effective are satisfied or waived, it is intended that Amalgamation Application will be filed with the Registrar under the CBCA and such other documents as may be required to effect an amalgamation pursuant to the CBCA. The CBCA provides that, upon receipt of the Amalgamation Application and such other documents, the Registrar shall issue the Certificate of Amalgamation and the Amalgamation shall become effective on the date shown on such certificate.

Procedure for Exchange of Share Certificates by Shareholders

The details of the procedures for the deposit of certificates representing the Spider Shares, and the delivery by the Exchange Agent of new certificates representing KWG Shares are set out in the Letter of Transmittal (PRINTED ON YELLOW PAPER) accompanying the Information Circular. Spider Shareholders who have not received a Letter of Transmittal should contact Spider.

Upon receipt by the Exchange Agent of properly completed Letters of Transmittal, together with the certificates representing the Spider Shares, the Exchange Agent will forward to the holders of Spider Shares, on or as soon as practicable after the Effective Date, certificates representing KWG Shares to which they are entitled. Once shareholders surrender their certificates, they will not be entitled to sell the securities to which those certificates relate.

Shareholders who forward properly completed Letters of Transmittal, together with their share certificates, prior to the Effective Date will be forwarded the share certificates to which they are entitled as soon as practicable after the Effective Date.  The Exchange Agent will forward to shareholders who after the Effective Date deposit their properly completed Letters of Transmittal, together with their share certificates, the share certificates to which they are entitled as soon as practicable following receipt thereof by the Exchange Agent.

If the Amalgamation is not completed, all transmitted share certificates will be returned forthwith to the shareholders entitled thereto, without charge.  It is recommended that shareholders complete and return their Letters of Transmittal to the Exchange Agent as soon as possible before the Meeting but in any event prior to the Effective Date.

Any use of the mail to transmit a share certificate representing common shares and a related Letter of Transmittal is at the risk of the shareholder. If these documents are mailed, it is recommended that registered mail, with return receipt requested, properly insured, be used.

Where a certificate representing Spider Shares has been destroyed, lost or mislaid, the registered holder of that certificate should immediately contact Spider regarding the issuance of a replacement certificate upon the holder satisfying such requirements as may be imposed by Spider in connection with the issuance of a replacement certificate.

Certain Canadian Federal Income Tax Considerations

This summary is based on the provisions of the Tax Act, in force as of the date of this Information Circular, and an understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) made publicly available prior to the date of this Information Circular.  This summary also takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”). This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial action or decision, nor does it take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from those discussed herein.  There is no assurance that the Proposed Amendments will be enacted in the form proposed or at all.

The following discussion applies solely to Spider Shareholders who, at all relevant times for the purposes of the Tax Act, are resident or are deemed to be resident in Canada,  deal at arm’s length with, and are not affiliated with, Spider or KWG, and hold their Spider Shares as capital property (“Resident Holders”). This summary does not address the unique tax considerations relevant to holders of Spider Warrants, Spider Options, Spider Unit Warrants, and Spider Unit Compensation Options. The Amalgamation and the other transactions/events described in this Information Circular may give rise to adverse tax consequences for holders of such Spider Convertible Securities. To the extent that holders of Spider Convertible Securities are considered to have disposed of any of their Spider Convertible Securities by virtue of the Amalgamation or any other transactions or contractual amendments, such holders may incur tax liabilities. As a consequence, holders of Spider Convertible Securities are strongly advised to consult with their own tax advisors to determine the tax consequences of the Amalgamation and the other transactions/events described in this Information Circular in light of their own particular circumstances.

This summary also does not address the unique tax considerations relevant to Spider Shareholders that are “non-residents” for the purposes of the Tax Act (“Non-Residents”). Spider Shareholders that are Non-Residents are strongly advised to consult with their own tax advisors to determine the tax consequences of the Amalgamation and the other transactions/events described in this Information Circular in light of their own particular circumstances.

This summary is not applicable to a Resident Holder: (i) that is a “financial institution”, for the purposes of the mark-to-market rules in the Tax Act, (ii) an interest in which is a “tax shelter investment” as defined in the Tax Act, (iii) that is a “specified financial institution” or “restricted financial institution” as defined in the Tax Act, (iv) to whom the functional currency reporting rules in the Tax Act apply, (v) who acquired their Spider Shares on the exercise of employee stock options, or (vi) that is a foreign affiliate of a taxpayer resident in Canada for the purposes of the Tax Act.  All such Resident Holders should consult their own tax advisers regarding the tax consequences of the Amalgamation and the other transactions/events described in this Information Circular.

Certain Resident Holders whose Spider Shares might not otherwise qualify as capital property may, in certain circumstances, treat such Spider Shares and all other “Canadian securities” (as defined by the Tax Act) owned by such Resident Holder as capital property by making the irrevocable election provided by subsection 39(4) of the Tax Act.  Such Resident Holders should consult their own tax advisers for advice with respect to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

This summary is of a general nature only and is not intended to be legal or tax advice to any particular Spider Shareholder. Spider Shareholders are urged to consult with their own tax advisers for advice with respect to the tax consequences of the Amalgamation and the other transactions/events described in this Information Circular based on their own particular circumstances.

Amalgamation

On the Effective Date, Resident Holders (other than Spider Dissenting Shareholders who have validly exercised their Dissent Rights and who are ultimately entitled to be paid fair value for their Spider Shares) will receive a number of KWG Shares in exchange for their Spider Shares determined in accordance with the Exchange Ratio. On such exchange, Resident Holders will generally be deemed to have disposed of their Spider Shares for proceeds of disposition equal to the adjusted cost base of such shares immediately before the Amalgamation.  Accordingly, such Resident Holders should realize neither a capital gain, nor a capital loss, solely as a result of the Amalgamation.  Such Resident Holders will further be deemed to have acquired the KWG Shares at an aggregate cost equal to the deemed proceeds of disposition of their Spider Shares.

The Amalgamation may give rise to unique, and potentially adverse, tax consequences for Resident Holders whose Spider Shares include “flow-through shares” (as defined for the purposes of the Tax Act).  Such Resident Holders are strongly advised to consult with their own tax advisors to determine the tax consequences of the Amalgamation in light of their own particular circumstances.

Dissenting Shareholders

Spider Shareholders who intend to exercise their Dissent Rights should consult with their own tax advisors with respect to the tax treatment of payments received as a result of the exercise of their Dissent Rights, which are described in the section entitled “Particulars of Matters to be Acted Upon – Rights of Dissenting Shareholders”.

A Resident Holder who is a Spider Dissenting Shareholder (a “Resident Dissenting Spider Shareholder”) that receives a cash payment from Spider in respect of the fair value of the Resident Dissenting Spider Shareholder’s Spider Shares will be deemed to have received a taxable dividend from Spider equal to the amount by which the cash payment received (other than in respect of any interest awarded by a court) exceeds the paid-up capital of such Spider Shares for the purposes of the Tax Act.

Deemed dividends on Spider Shares will be included in the recipient’s income for the purposes of the Tax Act.  Such dividends received by a Resident Holder who is an individual should generally be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to taxable dividends received from taxable Canadian corporations.

In the case of a Resident Holder that is a corporation, deemed dividends in respect of Spider Shares will be required to be included in computing the Resident Holder’s income for the taxation year in which such dividends are received and may be deductible in computing the Resident Holder’s taxable income under certain circumstances in accordance with the detailed provisions of the Tax Act.  A Resident Holder that is a “private corporation” (as defined in the Tax Act) or a “subject corporation” (as defined in section 186 of the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax of 33⅓% on dividends deemed to be received on Spider Shares to the extent that such dividends are deductible in computing the holder’s taxable income.  A Resident Holder that, throughout the relevant taxation year, is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax of 6⅔% on its “aggregate investment income” (as defined in the Tax Act), including any dividends that are not deductible in computing taxable income.  In certain cases, all or part of a deemed dividend received by a Resident Dissenting Spider Shareholder that is a corporation may be treated as proceeds of disposition, and not as a deemed dividend, in respect of the Spider Shares. Resident Dissenting Spider Shareholders should consult their own tax advisers for advice with respect to the potential application of these provisions.

A Resident Dissenting Spider Shareholder that receives a cash payment from Spider in respect of the fair value of the Resident Dissenting Spider Shareholder’s Spider Shares will also be considered to have disposed of such Spider Shares for proceeds of disposition equal to the amount received by the Resident Dissenting Spider Shareholder less the amount of any deemed dividend referred to above (other than any deemed dividends which are treated as proceeds of disposition) and any interest awarded by a court.  As a result, such Resident Dissenting Spider Shareholder should also generally realize a capital loss (or a capital gain) equal to the amount by which the aggregate of the adjusted cost base to the Resident Dissenting Spider Shareholder of the Spider Shares and any reasonable costs of disposition exceeds (or is less than) such proceeds of disposition.

One half of any capital gain (a “taxable capital gain”) realized by a Resident Holder will be included in the holder’s income for the holder’s taxation year in which the Amalgamation occurs.  One half of any capital loss (an “allowable capital loss”) realized by a Resident Holder must be deducted by the holder against taxable capital gains in computing the holder’s income for the year of disposition.  Any excess of allowable capital losses over taxable capital gains of the holder for the year of disposition may be carried back up to three taxation years or forward indefinitely and deducted against net capital gains in those other years to the extent and in the circumstances provided in the Tax Act.

Interest awarded to a Resident Dissenting Spider Shareholder by a court will generally be included in the Resident Dissenting Spider Shareholder’s income for the purposes of the Tax Act.  In addition, a Resident Dissenting Spider Shareholder that, throughout the relevant taxation year, is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax of 6⅔% on its “aggregate investment income” (as defined in the Tax Act), including interest income and taxable capital gains.

Capital gains realized by an individual or a trust, other than certain specified trusts, may give rise to a liability for alternative minimum tax under the Tax Act.

Additional income tax considerations may be relevant to Resident Dissenting Spider Shareholders who fail to perfect or withdraw their claims pursuant to the Dissent Rights. Resident Dissenting Spider Shareholders should consult their own tax advisers.

Securities Law Matters

Canadian Securities Laws

The issue of KWG Shares and New KWG Options to holders of Spider Shares and Spider Options, as applicable, pursuant to the terms of the Combination Agreement will be exempt from the prospectus requirements of applicable Canadian securities laws.

Holders of Spider Shares and Spider Convertible Securities not resident in Canada should consult their legal advisors in the jurisdiction of residence.

MI 61-101

The Amalgamation is not a “business combination” within the meaning of MI 61-101 and, therefore, is not subject to the requirements thereof.

U.S. Securities Laws

The KWG Shares to be issued to holders of Spider Shares pursuant to the Amalgamation have not been registered under the U.S. Securities Act, and are being distributed pursuant to the exemption from registration provided by Rule 802 thereunder.  The KWG Shares will be “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act to the same extent and proportion that the Spider Shares exchanged by a Spider Shareholder in the Amalgamation were also “restricted securities”. Accordingly, any KWG Shares issued in the Amalgamation in exchange for Spider Shares that bear a U.S. Securities Act restrictive legend shall also bear a U.S. Securities Act restrictive legend. In addition, KWG Shares issued to persons that are affiliates of KWG may be resold only outside the United States pursuant to Regulation S under the U.S. Securities Act, pursuant to a subsequent registration statement under the U.S. Securities Act or in accordance with the requirements of Rule 144 under the U.S. Securities Act. In general, an affiliate for this purpose is an officer or director of KWG or a shareholder who beneficially owns more than 10% of the outstanding KWG Shares.

New KWG Options to be issued to holders of Spider Options in accordance with the terms of the Combination Agreement and the KWG Shares issuable upon exercise thereof have not been and will not be registered under the U.S. Securities Act. The New KWG Options may not be exercised in the United States except pursuant to available exemptions from registration under the U.S. Securities Act and applicable state securities laws.

Regulatory Approvals and Filings

Spider is not aware of any material licenses or regulatory permits that it holds which might be adversely affected by the Amalgamation or of any approval or other action by any federal, provincial, state or foreign government or administrative or regulatory agency that would be required to be obtained prior to the completion of the Amalgamation, other than the TSX-V.

Upon approval of the Amalgamation Resolution, Spider shall make, or cause to be made, an application to the TSX-V for voluntary delisting of the Spider Shares from the TSX-V, which delisting shall take effect immediately prior to the Effective Date.

Fairness Opinion

Spider has appointed TD Securities as financial advisor to advise the Spider Special Committee and the Spider Board with respect to the Cliffs Offer, the Amalgamation and any other superior alternative proposals and to provide an opinion as to the fairness, from a financial point of view, of the consideration to be received by the Spider Shareholders under the Cliffs Offer, the Amalgamation and such other superior alternative proposals.

TD Securities is a Canadian investment banking firm with operations in a broad range of investment banking activities, including corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment management and investment research. TD Securities has participated in a significant number of transactions involving public and private companies and has extensive experience in preparing fairness opinions. TD Securities has not prepared a valuation of Spider or KWG or any of their respective securities or assets and the Fairness Opinion should not be construed as such.

The preparation of a fairness opinion is a complex process and is not necessarily amenable to partial analysis or summary description. TD Securities believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Fairness Opinion.  Accordingly, the Fairness Opinion should be read in its entirety.

TD Securities provided to the members of the Spider Special Committee and the Spider Board the Fairness Opinion, which concluded that, based upon and subject to the scope of review, assumptions, qualifications and limitations set forth in the opinion, as of June 11, 2010, the consideration to be received by the Spider Shareholders (other than KWG and its affiliates) under the Amalgamation is fair, from a financial point of view, to the Spider Shareholders (other than KWG and its affiliates).

The Fairness Opinion does not constitute and should not be construed as a valuation of Spider or KWG or any of their respective assets or securities. Furthermore, the Fairness Opinion does not constitute a recommendation to Spider Shareholders to either approve or support the Amalgamation or otherwise as to how to vote in connection with the Amalgamation or as to whether Spider Shareholders should tender their Spider Shares to the Cliffs Offer. The full text of the Fairness Opinion, which describes the assumptions made, information reviewed, matters considered and limitations on the scope of review undertaken by TD Securities in rendering the Fairness Opinion, is attached as Schedule “E” to this Information Circular, and the foregoing summary of the Fairness Opinion is qualified in its entirety by reference to the full text of the Fairness Opinion. Spider Shareholders are urged to, and should, read the Fairness Opinion carefully and in its entirety.

Neither TD Securities, nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of Spider, KWG or any of their respective associates or affiliates (collectively, the “Interested Parties”). Neither TD Securities nor any of its affiliates have been engaged to act as an advisor to any Interested Party, Cliffs or any of their affiliates in connection with the Amalgamation or the Cliffs Offer, nor have they, or any of them, acted as lead or co-lead manager on any offering of securities of any Interested Party, Cliffs or any of their affiliates, or had a material financial interest in any transaction involving any Interested Party, Cliffs or any of their affiliates during the 24 months preceding the date on which TD Securities was first contacted in respect of the proposed Amalgamation, other than the services provided under the June 3, 2010 engagement agreement (the “Engagement Agreement”) between Spider and TD Securities in connection with the Amalgamation and the Cliffs Offer. An affiliate of TD Securities holds an aggregate of 41,667 compensation broker warrants which could be exercised to acquire 41,667 Spider Shares representing approximately 0.008% of the issued shares of Spider.

No understanding or agreement exists between TD Securities and any Interested Party, Cliffs or any of their affiliates with respect to future financial advisory or investment banking business other than those that may arise as a result of the terms of the Engagement Agreement.  TD Securities may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for Spider, any other Interested Party, Cliffs or any of their affiliates. A Canadian chartered bank, the parent company of TD Securities, directly or through one or more affiliates may provide banking services, extend loans or credit, offer financial products or provide other financial services to Spider, any other Interested Party, Cliffs or any of their affiliates.

The terms of the Engagement Agreement provide that TD Securities will receive a fee for its services as financial advisor and a portion of such fee is contingent upon the completion of any of the Amalgamation, the Cliffs Offer or any other potential transaction (any of the foregoing being a “Transaction”). Furthermore, TD Securities is entitled to receive a portion of any termination fee paid to Spider in connection with an unsuccessful Transaction. In addition, Spider has agreed to reimburse TD Securities for its reasonable out-of-pocket expenses and to indemnify TD Securities, in certain circumstances, against certain expenses, losses, claims, actions, damages and liabilities incurred in connection with the provision of its services.

Spider Special Committee Recommends Approval of the Amalgamation

After giving careful consideration to the terms of the Amalgamation, the advice of TD Securities, Spider’s financial advisor and various additional matters, the Spider Special Committee has:

(a)	unanimously determined that the Amalgamation is fair from a financial point of view to the Spider Shareholders;
(b)	unanimously determined that the Amalgamation is in the best interests of Spider and the Spider Shareholders; and

(c)	unanimously recommended that the Spider Board recommend that Spider Shareholders vote in favour of the Amalgamation.
Spider Board Recommends Approval of the Amalgamation

The Spider Board has carefully considered the proposed Amalgamation, including the financial aspects of the transaction, and fully considered its duties and responsibilities to Spider and the Spider Shareholders and, after receiving the recommendation of the Spider Special Committee, has unanimously determined that the Amalgamation is fair from a financial point of view to the Spider Shareholders and that the Amalgamation is in the best interests of Spider and the Spider Shareholders and unanimously recommends that Spider Shareholders VOTE IN FAVOUR of the Amalgamation Resolution. See “Particulars of Matters to be Acted Upon – Approval of Amalgamation”.

Approval of Amalgamation

At the Meeting, Spider Shareholders will be asked to consider and, if deemed advisable, approve, with or without variation, a Special Resolution to approve the Amalgamation, the full text of which is set forth in Schedule “C” to this Information Circular.  In order to be effective, the Amalgamation Resolution requires the approval of not less than two-thirds of the votes cast by Spider Shareholders represented at the Meeting in person or by proxy. Paragraph 3 of the Special Resolution also requires approval of a majority of Independent Shareholders. Unless otherwise specified, the Management Designees named in the accompanying form of proxy will vote FOR the Amalgamation Resolution.

Rights of Dissenting Shareholders

Pursuant to section 190 of the CBCA, a Spider Shareholder who objects to the Amalgamation Resolution is entitled to dissent and, if the Amalgamation becomes effective, be paid by Spider the fair value of his or her shares.  A summary of the provisions of section 190 of the CBCA is set out below and the text of such section is set out in full as Schedule “D” to this Information Circular.  Notwithstanding the following summary, it is strongly recommended that a Spider Shareholder obtain legal advice if he or she wishes to invoke his or her Dissent Rights.  Failure to comply strictly with the procedure set out in section 190 of the CBCA may result in the loss of all dissenters’ rights.

A shareholder is entitled to the dissent rights set out in Section 190 of the CBCA and to be paid the fair value of its common shares if such shareholder dissents to the Amalgamation and the Amalgamation becomes effective.  Neither a vote against the Amalgamation Resolution, nor an abstention or the execution or exercise of a proxy vote against such resolution will constitute notice of dissent, but a shareholder need not vote against such resolution in order to object.  A shareholder must dissent with respect to all common shares either held personally by him or her on behalf of any one beneficial owner and which are registered in one name.

Persons who are beneficial owners of Spider Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that ONLY A REGISTERED SHAREHOLDER IS ENTITLED TO DISSENT. A Spider Shareholder who beneficially owns Spider Shares but is not the registered shareholder thereof, should contact the registered holder for assistance.

In order to dissent, a shareholder must send to Spider in the manner set forth below, a written notice of objection (the “Objection Notice”) to the Amalgamation Resolution.  On the action approved by the Amalgamation resolution becoming effective, the making of an agreement between Spider and the dissenting shareholder as to the payment to be made for the dissenting shareholder’s shares or the pronouncement of an order by the court, whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of its shares in an amount agreed to by Spider and the shareholder or in the amount of the judgment, as the case may be, which fair value shall be determined as of the close of business on the last business day before the day on which the resolution in respect of which the shareholder dissented was adopted.  Until any one of such events occurs, the shareholder may withdraw its dissent or the directors of Spider may revoke the resolution and in either event, the proceedings shall be discontinued.

If the Amalgamation is approved, a Spider Dissenting Shareholder who sent an Objection Notice, or Spider, may apply to the court to fix the fair value of the common shares held by such dissenting shareholder and the Court shall make an order fixing the fair value of such common shares, giving judgment in that amount against Spider in favour of each Spider Dissenting Shareholder and fixing the time by which Spider must pay that amount to each Spider Dissenting Shareholder. Spider shall, not later than seven days after the later of the day on which the action approved by the Amalgamation resolution is effective or the day Spider received the applicable dissenting shareholder’s Objection Notice, send to each dissenting shareholder a written offer (the “Offer to Purchase”) to pay to the dissenting shareholder, an amount considered by the directors of Spider to be the fair value of the subject common shares, together with a statement showing how the fair value of the subject common shares was determined. Every Offer to Purchase shall be on the same terms. At any time before the court pronounces an order fixing the fair value of the dissenting shareholder’s common shares, a dissenting shareholder may make an agreement with Spider for the purchase of his common shares, in the amount of the Offer to Purchase, or otherwise. Any order of the court may also contain directions in relation to the payment to the shareholder of all or part of the sum offered by Spider for the common shares, the deposit of the share certificates representing the common shares, and other matters.

If Spider is not permitted to make a payment to a dissenting shareholder due to there being reasonable grounds for believing that Spider is or would after such payment be unable to pay its liabilities as they become due, or the realizable value of Spider’s assets would thereby be less than the aggregate of its liabilities, then Spider shall, within the prescribed time period after the pronouncement of an order, or the making of an agreement between a dissenting shareholder and Spider as to the payment to be made for its common shares, notify each dissenting shareholder that it is unable lawfully to pay such dissenting shareholders for their shares.

Notwithstanding that a judgment has been given in favour of a dissenting shareholder by the court, if Spider is not permitted to make a payment to a dissenting shareholder for the reasons stated in the previous paragraph, the dissenting shareholder by written notice delivered to Spider within 30 days after receiving the notice, as set forth in the previous paragraph, may withdraw its notice of objection in which case Spider is deemed to consent to the withdrawal and the shareholder is reinstated to its full rights as a shareholder, failing which it retains its status as a claimant against Spider to be paid as soon as it is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of Spider but in priority to its shareholders.

In order to be effective, a written Objection Notice must be received by Spider’s Registered and Records Office, 50 Richmond Street East, Suite 101, Toronto, Ontario, M5C 1N7 or by the chairman of the Meeting, prior to the commencement or recommencement thereof.

The foregoing summary does not purport to provide a comprehensive statement of the procedures to be followed by a dissenting shareholder who seeks payment of the fair value of his common shares. Section 190 of the CBCA requires strict adherence to the procedures established therein and failure to do so may result in the loss of all dissenters’ rights. Accordingly, each shareholder who might desire to exercise the dissenters’ rights should carefully consider and comply with the provisions of the section and consult such shareholders’ legal advisor.

THE SPIDER MANAGEMENT DESIGNEES, IF NAMED AS PROXY, INTEND TO VOTE FOR THE AMALGAMATION RESOLUTION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN ITS PROXY THAT ITS SHARES ARE TO BE VOTED AGAINST THE AMALGAMATION RESOLUTION.

THE SPIDER BOARD UNANIMOUSLY RECOMMENDS THAT SPIDER SHAREHOLDERS VOTE FOR THE SPECIAL RESOLUTION SET FORTH IN SCHEDULE “C” TO THIS INFORMATION CIRCULAR APPROVING THE AMALGAMATION.

Ratification of By-Law Number 1

On June 10, 2010, the Spider Board approved an amendment to By-law Number 1 of Spider to conform the By-Law with the provisions of the CBCA. The full text of By-law Number 1 is the same as the text of the prior By-law Number 1, save and except that the prior version of Section 7.07 (Right to Vote) which reads as follows:

“At each meeting of shareholders every shareholder shall be entitled to vote who is entered on the books of the Corporation as a holder of one (1) or more shares carrying the right to vote at such meeting or where a record date has been fixed, satisfactory evidence is produced not later than ten (10) days before the meeting that such person owns shares in the Corporation and demands that his name be included on the list of shareholders entitled to vote at the meeting; save that, if the share or shares in question have been mortgaged or hypothecated, the person who mortgaged or hypothecated such share or shares (or his proxy) may nevertheless represent the shares at the meetings and vote in respect thereof unless in the instrument creating the mortgage or hypothec has expressly empowered the holder of such mortgage or hypothec to vote thereon, in which case such holder (or his proxy) may attend meetings to vote in respect of such shares upon filing with the secretary of the meeting sufficient proof of the terms of such instrument”

has been deleted in its entirety and replaced with the following:

“At each meeting of shareholders every shareholder shall be entitled to vote who is entered on the books of the Corporation as a holder of one (1) or more shares carrying the right to vote at such meeting, save that, if the share or shares in question have been mortgaged or hypothecated, the person who mortgaged or hypothecated such share or shares (or his proxy) may nevertheless represent the shares at the meetings and vote in respect thereof unless in the instrument creating the mortgage or hypothec has expressly empowered the holder of such mortgage or hypothec to vote thereon, in which case such holder

(or his proxy) may attend meetings to vote in respect of such shares upon filing with the secretary of the meeting sufficient proof of the terms of such instrument.”

Accordingly, the Spider Shareholders will be asked to consider and, if thought appropriate, to approve and adopt the following resolution, ratifying and confirming the amendment to By-law Number 1:

“BE IT RESOLVED, as an ordinary resolution of the shareholders of Spider Resources Inc. (the “Company”), that:

1. By-law Number 1 is hereby ratified and confirmed as amended; and

2. Any director of the Company be and is hereby authorized, for and on behalf of the Company, to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to this resolution.”

Unless otherwise specified, the Management Designees named in the accompanying form of proxy will vote in favor of this ordinary resolution to ratify and confirm the amendment to By-law Number 1.

PART III
INFORMATION CONCERNING KWG

(a) Information Incorporated by Reference

The  report of Micon International Limited, Toronto, Ontario with a signing date of June 4, 2010, entitled “Spider Resources Inc. and KWG Resources Inc. - Technical Report on the Mineral Resource Estimate for the Big Daddy Chromite Deposit, McFaulds Lake Area, James Bay Lowlands, Northern Ontario, Canada” prepared by Richard Gowans, P. Eng., Jane Spooner, M.Sc., P. Geo., Ing. Alan J. San Martin, MAusIMM, and Charley Murahwi, M.Sc., P. Geo., MAusIMM (the “Big Daddy Project Report”) has been filed with the applicable securities commissions in Canada and is specifically incorporated by reference into this Information Circular. The Big Daddy Project Report is available under each of KWG’s and Spider’s profile at www.sedar.com.

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein modifies or supersedes such statement.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

KWG

KWG was incorporated by Letters Patent under the Mining Companies Act (Quebec) on August 21, 1937 under the name Kewagama Gold Mines (Quebec) Limited (No Personal Liability) and Supplementary Letters Patent were issued on August 20, 1973, September 5, 1980 and March 27, 1981. On November 16, 1988, KWG was continued under Part IA of the Companies Act (Quebec) under the name Kewagama Gold Mines (Québec) Ltd. / Les mines d’or Kewagama (Québec) ltée and, by Certificate of Amendment dated August 26, 1991, KWG’s name changed to its current form, KWG Resources Inc. / Ressources KWG inc.

The registered and head office of KWG is located at 2750 – 600 de Maisonneuve Boulevard West, Montréal, Québec, H3A 3J2.

KWG’s office in Toronto is located at 141 Adelaide Street West, Suite 1000, Toronto, Ontario, M5H 3L5.

Intercorporate Relationships

Debuts was incorporated under the Business Corporations Act (Ontario) on October 18, 2007.  Debuts holds KWG’s interests in its diamond exploration projects. See “Information Concerning KWG - Dividend Record” for a description of the proposed distribution of the common shares of Debuts held by KWG to the KWG Shareholders as a dividend prior to completion of the Amalgamation.

CCC was incorporated under the CBCA on February 20, 2009 under the corporate name ChromeCana Ltd. and changed its name to Canada Chrome Corporation by Articles of Amendment issued on July 31, 2009.  CCC holds the claims comprising the Railway Right of Way (as defined below). See “Information Concerning KWG - Other Properties - Railway Infrastructure” and “Information Concerning KWG - Dividend Record” for information concerning the Railway Right of Way and the proposed transfer of the Railway Right of Way to Debuts.

7207565 Canada Inc. was incorporated under the CBCA on July 15, 2009 and currently holds a 1% net smelter royalty covering the Big Daddy Project, the Black Thor deposit and the Black Label deposit payable by Freewest (the “NSR”).

7569076 Canada Inc. was incorporated under the CBCA on June 4, 2010 for the sole purpose of effecting the Amalgamation in accordance with the Combination Agreement.

Business of KWG

General

KWG is a mineral exploration company listed on Tier 1 of the TSX-V and the CNSX with interests in base metal and diamond properties located in the Province of Ontario. KWG holds its properties directly and/or through various joint ventures. KWG is the operator of its most important project, the Big Daddy Project. In addition, KWG holds the claims comprising the Railway Right of Way, which were staked with a view to constructing the Railroad (as defined below) to join its properties to existing rail communications.  KWG also has an interest in the NSR.  All of KWG’s properties are at the exploration stage and KWG has not yet determined whether any of its properties contain resources that are economically recoverable.

Specialized Skill and Knowledge

Most aspects of KWG’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, geophysics, mineral exploration and development, finance and accounting. Part of the necessary specialized skills and knowledge required by KWG are available from the management team and KWG Board. To the extent additional specialized skills and knowledge are required, such as railroad engineering, soil testing and civil works construction logistics services, KWG retains outside consultants. As well, KWG retains the services of specialized firms to conduct its exploration programs under the supervision of KWG’s Vice-President, Exploration.

Competitive Conditions

The mineral exploration and mining business is competitive in all of its phases. KWG competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than KWG, in the search for and the acquisition of attractive mineral properties. KWG’s ability to acquire properties in the future will depend on its ability to select and acquire suitable producing properties or prospects for mineral exploration.

The development of the Big Daddy Project will be subject to additional competitive factors, including competition with other corporations seeking to obtain debt and equity financing to develop mineral projects and competition with other producers of chromium for access to smelters, refiners and trading companies in order to obtain and/or support project financing and/or to sell chromium raw material which may be produced from the Big Daddy Project.  In particular, Cliffs is a principal supplier to steelmakers in the North American market and would therefore have a significant advantage in marketing a new domestic source of chromium (such as its share of chromium produced from the Big Daddy Project and other deposits in the Ring of Fire in which it has an interest).  In light of this, in order for KWG to develop an export market for its share of the chromium that may be produced from the Big Daddy Project, it will have to develop relationships with potential trading intermediaries and/or purchasers.  See “Information Concerning KWG - Risk Factors - Competition”.
Seasonal Factors

KWG’s exploration programs are only carried out during limited times of the year, specifically during winter due to weather, terrain and lack of infrastructure in the remote areas where KWG’s properties are located.

Employees

As at December 31, 2009, KWG had six (6) employees and three (3) consultants under contract.

Environmental Protection

KWG is currently in material compliance with all environmental regulations applicable to its exploration activities. The financial and operational effects of environmental protection requirements on capital expenditures and earnings during the fiscal year ended December 31, 2009 were not material. The cost of compliance with applicable environmental regulations will increase capital expenditures in the future if the Big Daddy Project and/or the Railroad is developed and operated. As well, the cost of compliance with changes in environmental regulations has the potential to increase capital expenditures in the future. See “Information Concerning KWG - Risk Factors - Environmental Risks and Hazards”.

Social or Environmental Policies

Although KWG has not adopted a formal social policy, KWG has built strong relationships with the communities in which it operates. KWG is committed to complying in all material respects with all environmental laws and regulations applicable to its activities, but at the present time it has not otherwise adopted an environmental policy.

General Development of the Business

KWG  - Spider Joint Venture

Since 1993, KWG has been exploring in a vast region of Northern Ontario, stretching from the coast of James Bay to the western reaches of the James Bay Lowlands, and also to the northeast of Lake Superior near the town of Wawa, Ontario, primarily pursuant to the KWG-Spider Joint Venture.  To date, KWG has raised funds to explore its mineral properties principally through the issuance of KWG Shares.  In the foreseeable future, KWG will likely remain dependent on the issuance of further KWG Shares to raise funds and develop its properties. See “Information Concerning KWG - Risk Factors - Additional Equity Financing”.

KWG and Spider are involved in three (3) project areas in Ontario, known as “Spider #1”, “Spider #3” and “Wawa”. Of these areas, KWG’s main focus is currently on the Spider #3 area, within which the Big Daddy Project is located. The following table outlines KWG’s projects and its level of involvement therein:

Project Area	Property	Claims/Hectares	JV details (potential interest)	Commodity sought
Spider #1	Kyle Kimberlite Project	Kyle Project - 8/2,048	Renforth to earn in 55% from Spider/KWG (Renforth operator) Spider to reduce to 30% KWG to reduce to 15%	Diamonds
		Renforth Claims - 15/3,616	Renforth option to reduce to 55% Spider to earn up to 30% KWG to earn up to 15%	Diamonds, base metals
Spider #1	MacFadyen Project	5/672	KWG-Spider Joint Venture KWG (operator) to earn up to 66 2/3% Spider to reduce to 33 1/3%	Diamonds
Spider #3	McFaulds Lake VMS Project	McFaulds Project (W) - 51/11,200	UC to earn in from Spider/KWG (UC operator) KWG/Spider to reduce to 45%	Copper, zinc
		McFaulds Project (E) - 73/17,088	UC to earn in on project KWG/Spider to reduce to 45%	Copper, zinc

Project Area	Property	Claims/Hectares	JV details (potential interest)	Commodity sought
		McFaulds Project (N) - 13/2,688	UC to earn in on project KWG/Spider to reduce to 45%	Copper, zinc
Spider #3	Big Daddy Project	7/1,280	JV with Spider and Freewest (Spider was the operator until March 31, 2010, currently KWG is operator) KWG to earn 30% Spider to earn 30%	Chrome, nickel, PGE
Spider #3	Diagnos Initiative Project	22/3,696	KWG-Spider Joint Venture (Spider operator) KWG to maintain 50%	Diamonds, base and precious metals
Wawa	Wawa Project	45/4,500	KWG-Spider Joint Venture (Spider operator) KWG to reduce to 33 1/3%	Diamonds

All of the above projects have been operated within the realm of the KWG-Spider Joint Venture which sets out the terms and conditions upon which each party may participate in a mining project. Under the terms of the KWG-Spider Joint Venture, (i) each project is treated as a separate joint venture, to enable each party to either increase or decrease its interest in a project based upon their respective strategic objectives and (ii) Spider and KWG agreed to have their respective initial interests established at 50% in all the current projects of their joint venture (as may be adjusted from time to time). Each of Spider and KWG agreed to have its interest diluted if it failed to contribute further funding to the other party’s exploration program until its interest has reached 33 1/3%. At that level, the partner must contribute to subsequent exploration programs of the other party in order to maintain its interest, failing which the partner will suffer further dilution until such interest is reduced to less than 10%, when it will be automatically converted to a 0.5% net smelter return royalty in base metals and a 1% net smelter return royalty in precious metals and diamonds.

KWG’s current focus is on exploring the Big Daddy Project, along with Spider. Freewest (a wholly-owned subsidiary of Cliffs) is currently the optionor of the property that hosts the Big Daddy Project, and Spider and KWG are the optionees.  Spider and KWG, by fulfilling certain option earn-in spending requirements can earn up to 30% each (or 60% in aggregate) in the Big Daddy Project, leaving Cliffs with a 40% interest therein. See “Information Concerning KWG - Principal Property” for a description of the Big Daddy Project.

Three-Year History

Developments in Fiscal Year ended December 31, 2007

During the year ended December 31, 2007, KWG was engaged in developing three mineral projects in Ontario focusing on the Kyle Kimberlite Project, MacFadyen Project and the McFaulds Lake VMS Project. In March 2007, a letter of intent with UC regarding a four-year exploration program on the McFaulds Lake VMS Project was entered into. The letter of intent sets out the earn-in obligations of UC pursuant to which UC may earn up to 55% interest in the McFaulds Lake VMS Project. UC commenced its exploration program in June 2007, the results of which were used to prepare a NI 43-101 compliant technical report which was subsequently filed on SEDAR on September 4, 2008.

Exploration activities continued on the Big Daddy Project during 2007. KWG, along with its joint venture partner, Spider, proceeded to develop an aggressive exploration program on the Big Daddy Project.

On October 18, 2007, KWG formed Debuts as a subsidiary to hold KWG’s interests in its diamond exploration projects.

Developments in Fiscal Year ended December 31, 2008

KWG and Spider began a diamond drilling program on the Big Daddy Project in the first quarter of fiscal 2008. KWG and Spider commissioned James R. Guilinger of World Industrial Minerals of Arvada, Colorado, to perform initial investigations into the metallurgical characteristics of samples selected from the project. World Industrial Minerals utilized Phillips

Enterprises, LLC of Golden, Colorado, to perform preliminary beneficiation tests on the quarter core samples submitted. The general scope of the initial metallurgical test work was to provide information on the various processing techniques typically used to beneficiate chrome, to determine the preferred general process required to upgrade the chromite at the Big Daddy Project to a saleable product. The preliminary metallurgical report received from World Industrial Minerals was considered preliminary and was used as a guide for additional metallurgical work on the chrome deposit.

An aggressive exploration program on the Big Daddy Project started late in the first quarter of 2008 and continued through the remainder of 2008. The collective project expenditures of KWG and Spider were approximately $3.4 million at year-end 2008, of which KWG expended approximately $1.7 million (the cost of this program was shared equally with Spider). On December 31, 2008, Spider and KWG received notice from Freewest that a 25% interest in the Big Daddy Project had been earned by each of KWG and Spider. During the fourth quarter of 2008, KWG and Spider proceeded with the preparation of a NI 43-101 technical report on the Big Daddy Project. Spider, as operator, engaged Micon to prepare this report and to review the project. The report dated March 31, 2009 is entitled “Spider Resources Inc., KWG Resources Inc., Freewest Resources Inc., McFaulds Lake Joint Venture Property, NI 43-101 Technical Report on The Big Daddy Chromite Deposit and Associated Ni-Cu-PGE, James Bay Lowlands, Northern Ontario” and was filed in the first quarter of 2009 on SEDAR. This report contained a “go forward” recommendation for further drilling as required to confirm continuity of mineralization to the northeast and southwest with the goal of completing a mineral resource report for chromite on the property. Pursuant to this recommendation by Micon, additional drilling was completed and on May 3, 2010 KWG and Spider announced the results of an initial resource estimate on the Big Daddy Project prepared by Micon. See “Information Concerning KWG - Principal Property”.

On September 29, 2008, drilling commenced on a portion of the McFaulds Lake VMS Project. Drilling was planned to continue until freeze up on six high priority targets in the McFaulds west claim block. Over the course of the program, only five holes were completed. Results of the drilling were announced by UC in early 2009, and only anomalous values of copper and zinc were encountered.

During 2008, Renforth proceeded with the procurement of mini-bulk samples for diamond content that included the testing of each of the remaining Kyle kimberlites within the Kyle Kimberlite Project, which had not yet undergone a minimum sampling program of three or four tonnes. Kyle Lake #1 and Kyle #3 had been tested by Spider and KWG by mini-bulk sampling much earlier with favourable results. The sampling has been completed, however, the procured samples are currently awaiting Renforth to commence the processing of the core from this program at a suitable laboratory pending additional financing of Renforth to raise sufficient funds.

Developments in Fiscal Year ended December 31, 2009 and During 2010 Interim Period

On January 20, 2009, Cliffs entered into an option to purchase securities (the “Cliffs Option Agreement”) with KWG to purchase and acquire certain securities of KWG in the aggregate amount of US$3,500,000. Pursuant to the Cliffs Option Agreement, KWG granted to Cliffs an option (the “Cliffs Option”) which was assigned to Cliffs Greene B.V. (“Cliffs B.V.”), an affiliated entity of Cliffs. Cliffs B.V. exercised the Cliffs Option on March 16, 2009 and subscribed for (a) 50,448,987 units of the Company (each a “Cliffs Unit”) at a subscription price of US$0.048893 per Cliffs Unit, with each Cliffs Unit comprised of one KWG Share and approximately 0.44 of a non-transferable KWG Share purchase warrant of KWG (each such whole common share purchase warrant, a “Cliffs Anti-Dilution Warrant”), with each Cliffs Anti-Dilution Warrant entitling Cliffs to purchase one KWG Share at US$0.05 during the first year after issuance thereof and US$0.10 thereafter (subject to the undertaking of KWG to reduce such exercise price to US$0.05, subject to regulatory approval). One Cliffs Anti-Dilution Warrant is exercisable for a period of 20 business days following the issuance by KWG of five KWG Shares upon the exercise of any of the warrants, options and other rights to purchase or obligations to issue KWG Shares outstanding as at January 20, 2009, and terminate, at the latest, on March 16, 2014; and (b) a non-transferable, non-interest bearing, secured convertible debenture of KWG in the principal amount of US$1,033,398 maturing on April 16, 2009, such amount being equal to the difference between US$3.5 million and the aggregate subscription price of US$2,466,602 payable for the Cliffs Units above (the “Debenture”). The Debenture was not convertible unless and until all conditions prescribed by the TSX-V, including the approval of the KWG Shareholders (the “Shareholder Approval”) to the issuance of the Cliffs Units upon conversion of the Debenture, had been satisfied or waived. The Shareholder Approval was obtained at the annual and special meeting of KWG Shareholders held on April 15, 2009 and as a result the Debenture was converted, pursuant to which Cliffs B.V. acquired a further 21,135,069 Cliffs Units comprised of 21,135,069 KWG Shares and 9,310,839 Cliffs Anti-Dilution Warrants.

In connection with the exercise of the Cliffs Option, KWG and Cliffs B.V. entered into a shareholder agreement dated March 16, 2009 (the “Cliffs Shareholder Agreement”), pursuant to which Cliffs B.V. was granted certain rights of first refusal and pre-emptive rights with respect to the issuance (whether by private placement, public offering or otherwise) of securities of KWG (subject to enumerated exceptions). The shareholder agreement also provides that as long as Cliffs B.V. and its affiliates own at least 10% of the outstanding voting securities of KWG, Cliffs B.V. is entitled to appoint one nominee to the KWG Board for election at the annual general meeting of the shareholders. Mr Fink, who had been Cliffs B.V.’s nominee to the KWG Board resigned on May 21, 2010.

In order to maintain its 19.9% equity interest in KWG, Cliffs Greene B.V. subscribed for 8,750,000 units of securities of KWG pursuant to a private placement completed on August 20, 2009 at a price of $0.05 per unit, each unit comprised of 8,750,000 KWG Shares and 8,750,000 KWG Warrants, with each KWG Warrant exercisable to purchase one KWG Share at a price of $0.10 per share until August 20, 2014.

On July 22, 2009, KWG completed the purchase of the NSR for a price of $1,635,000 in cash (of which $635,000 was paid on closing and $1 million is payable within one year of closing) and the issuance of 15 million KWG Shares and 15 million KWG Warrants, each such warrant entitling the holder to purchase one KWG Share at a price of $0.10 for a period of 5 years.

During the year ended 2009, KWG continued to focus its efforts on the Big Daddy Project. Effective September 10, 2009, KWG, Freewest and Spider amended and restated the 2005 Option Agreement (as defined below) with respect to Freewest’s McFaulds joint venture property located in Ontario pursuant to the Amended Option Agreement (as defined below). Each of Spider and KWG had, to that date, earned a 25% interest in the Big Daddy Project pursuant to the 2005 Option Agreement and Freewest granted options to KWG and Spider to earn an aggregate 10% additional interest by incurring $15 million in expenditures by March 31, 2012. See “Information Concerning Spider - Description of the Business - Big Daddy Project” for a description of the Amended Option Agreement.

During the first quarter of 2009, the main exploration activity of the KWG- Spider Joint Venture on the Big Daddy Project was the completion of gravimetric and magnetic ground geophysical surveys, designed to outline and delineate the geophysically inferred extent of the chromium-enriched deposit. On October 1, 2009, Spider announced the commencement of drilling at Big Daddy Project. Preliminary metallurgical test results were reported in October 2009. On March 5, 2010, all analytical results were completed and were reported. On May 3, 2010, KWG and Spider announced the results of an initial resource estimate as prepared by Micon. KWG’s expenditure on this project for fiscal 2009 amounted to $2,855,859. See “Information Concerning KWG - Principal Property”.

KWG’s interests in the other joint ventures with Spider also received attention in 2009 as Spider continued exploration activities on its other projects. Results of four drill holes that were completed in 2008 were released on the Wawa Project, all of which tested the main “Lalibert” diamond occurrence to depth. Encouraging results were released in November 2009 which demonstrated that more work on the property was warranted. UC continued to advance the McFaulds Lake VMS Project and completed sufficient exploration to vest them with an additional 15% interest, so that UC’s interest reached 40% in that project. Renforth had completed sufficient exploration on the Kyle Kimberlite Project in 2008 to meet its initial earn-in requirements on its option. Renforth completed several drill holes on three sites of the property sufficient to collect approximately 4 metric tonnes of kimberlite per site.

On September 16, 2009 KWG announced that it and Spider had terminated their existing area of interest agreements (signed in April 2003 and May 2006). As a result of the termination of these agreements, the parties are no longer obliged to share acquisitions in any area of interest covered by the agreements, or have any obligation to each other regarding business opportunities in such areas of interest.

On September 25, 2009, CCC and Golder Associates Inc. (“Golder”) entered into an agreement, whereby CCC retained Golder to provide certain geotechnical engineering services in respect of the railroad link described below, including material site identification, field investigation scoping and preliminary geotechnical engineering. The work is to be completed on a time and expense basis in accordance with an approved project estimate. See “Information Concerning KWG - Other Properties - Railway Infrastructure” for additional information regarding the proposed Railroad.

On October 10, 2009, CCC entered into an agreement (the “Ojard Agreement”) with Krech Ojard & Associates, P.A. (“Krech Ojard”) of Duluth, Minnesota whereby CCC retained Krech Ojard to provide engineering, procurement and construction management and control services in connection with the possible construction of a new 350km (210 mi) railroad link extending southerly from the Ring of Fire to the Canadian National Railway line near Nakina, Ontario. Krech Ojard had identified and field refined a proposed route and completed additional detailed airborne topographic and geotechnical soil profile surveys to determine a final alignment. The services under the Ojard Agreement are provided on a time and expense basis pursuant to a project budget approved from time to time by CCC. The work is to be separated into phases for project management and cost control purposes. These phases are described as: Study and Report Phase, Preliminary Design Phase, Final Design Phase, Bidding or Negotiating Phase, Construction Phase and Post Construction Phase. Provision is made for determining construction cost limits. The form of the Ojard Agreement is generally in accordance with the Standard Form of Agreement between Owner and Engineer for Professional Standards as prepared by the Engineers Joint Contract Documents Committee of the American Society of Civil Engineers. CCC is currently in the Study and Report Phase under the Ojard Agreement.  If warranted, a feasibility study will be completed prior to moving into the next phases of the project.  During 2010, the engineering of civil installations relating to the Railway were commenced and are continuing, and soil profile sampling was completed and is currently being analyzed for load bearing characteristics.

See “Information Concerning KWG - Other Properties - Railway Infrastructure” for additional information regarding the proposed Railroad.

Principal Property

Big Daddy Project

Background

See “Information Concerning Spider - Description of the Business - Spider #3 Project Area - Big Daddy Project - Background” for a description of KWG’s and Spider’s  obligations pursuant to the Amended Option Agreement pursuant to which KWG and Spider hold their respective interests in the Big Daddy Project.

KWG, as the current operator of the Big Daddy Project, has proposed to Spider that KWG and Spider undertake a scoping and related resource definition study on the Big Daddy Project as part of their earn-in. The scoping study would be completed in conjunction with a feasibility study to be undertaken and funded solely by KWG for construction of a railroad from the deposit to Exton, Ontario along the Railway Right of Way held by KWG’s subsidiary CCC.

Summary of Big Daddy Project Report

The technical information contained below is derived or extracted from the Big Daddy Project Report. The following information is of a summary nature only and readers are directed to the detailed disclosure contained in the Big Daddy Project Report, which is incorporated herein by reference and can be reviewed in its entirety by accessing the SEDAR database at www.sedar.com. The following summary is not exhaustive and is qualified by the Big Daddy Project Report. The Big Daddy Project Report is intended to be read as a whole and sections should not be read or relied upon out of context. The Big Daddy Project Report contains the expression of the professional opinions of qualified persons (each a "Qualified Person" as defined under NI 43-101) based upon information available at the time of preparation of the Big Daddy Project Report. The following disclosure, which is derived from the Big Daddy Project Report, is subject to the assumptions and qualifications contained in the Big Daddy Project Report.

Property Description

The Big Daddy chromite deposit lies on mining claim P 3012253 situated in the McFaulds Lake area of the James Bay Lowlands of north-central Ontario, some 280 km due north of the town of Nakina. P 3012253 is the westernmost claim of a seven-claim, 1,241 ha property under option from Freewest by Spider and KWG (the “SKF Option”). The property is centred near 86° 14' 11" W longitude, 52° 45' 32" N latitude, in NTS map area 43D16S½.

Property Location

The property comprises five staked claims (P 3012252, P 3012253, P 3008268, P 3008269 and P 3008793) and two single unit (400 m x 400 m, 16 ha) blocks excised from adjacent claims (P 3012250 and P 3012251) to the north. The two westernmost claims and both contiguous single units are subject to a 2% net smelter return royalty currently held by Richard Nemis (1%) and KWG (1%). All claims are currently registered to Freewest, however, the property is to be held by KWG in trust.

Underlying Agreements and Ownership

Spider and KWG each held a 25% interest in the property as of September 10, 2009. On that date each company acquired an option to earn an additional 5% interest in the property by making minimum annual expenditures of $2.5 million over three years to gain an additional 1½% in each of the first two years and 2% in the final year ending on March 31, 2012.

Provided a minimum of $5 million is spent on exploration, one or both parties may also gain the balance of the 10% available for option by delivering a positive feasibility study to Freewest by March 31, 2012. Prior to March 31, 2010, Spider and KWG each spent a further $2.5 millions, earning an additional 1½%. Spider and KWG currently each hold 26½% (Freewest 47%).

Upon fulfilling the terms of the option, the parties (Freewest, Spider and KWG) will form a joint venture the decisions of which are to be made by a simple majority. On April 1, 2010, management of the option was transferred to KWG for the period ending March 31, 2011, at which time it will revert to Spider. Freewest is a wholly owned subsidiary of Cliffs. In addition, Cliffs holds a 19.9% interest in KWG and has board representation.

Location and tenure

The SKF Option area encompasses 1,241 ha (78 claim units) in five staked and two single unit claim units the annual maintenance cost of which is $31,200. The claims were staked in 2003 and are not subject to dispute after their first anniversary. The property lies near the western margin the James Bay Lowland, 258 km west of Attawapiskat and 78 km east of Webequie, both remote First Nations communities.

Environmental and Permitting

There is no evidence of past activity on the property. The surface exploration work comprised cutting of grids, completion of geophysical and GPS surveys and helicopter-supported diamond drilling of 56 holes. The total area disturbed by drilling is about 1.35 ha. In 2009, AECOM was retained to commence baseline environmental studies comprising spring, summer and fall sampling at six sites on the three creeks that cross the property. The observations to be made will include water flow, electrophysical properties, chemistry and fish tissue sampling.

Accessibility, Climate, Local Resources, Infrastructure

The area is currently accessible by float or ski-equipped charter aircraft from Nakina, 280 km to the south or Pickle Lake, 310 km to the southwest.

Physiography

The property lies close to the western margin of the James Bay Lowland, an extensive, poorly drained area occupying a 400 km wide swath to the west of James Bay, and is locally underlain by unconsolidated marine clay.

Relief and Drainage

Relief across the Big Daddy claim is about 2 m, which is about 7 m above the Attawapiskat and Muketei drainages to the east and west respectively. Average relief over the Lowland is about 0.7 m/km.

Accessibility

The property lies 280 km north of the closest paved road at Nakina. Current access is by float and ski-equipped, charter aircraft from Nakina. Helicopters are required for local transport.

All-weather highways extend to Nakina (Highway 584) and Pickle Lake (Highway 808) where the gravel North Road extends a further 193 km to the Musselwhite mine, 290 km to the west of the property. The Ontario power grid reaches the Victor mine (De Beers), 157 km to the east and the Musselwhite mine (Goldcorp Inc.) to the west.

CCC has reported completion of geotechnical studies along a proposed rail corridor to link the area to the CN rail network near Nakina.

Climate

Mean temperatures range from -20°C in mid-winter to 15°C in mid-summer. Annual precipitation is about 70 cm, 70% of which falls during the summer. Snowfall peaks in early winter with accumulation reaching approximately 0.6 m by spring.

Vegetation

The area lies on the northern fringe of the boreal forest and is covered by extensive fen and bog complexes. Tree cover is highly variable, being dense along the better drained margins of major drainages where the major species are black and white spruce, and larch.

Fauna

While a wide range of animals and birds are reported, those observed include fox, wolf, marten, moose, black bear and caribou. The latter are a species at risk due to habitat loss in their southern range.

First Nations

The Marten Falls First Nation has asserted that the McFaulds Lake area falls within its traditional lands. Webequie, Fort Hope, and Lansdowne (like Marten Falls) are presently accessible only by air and may also benefit from potential transportation development.

The remote communities are small offering very limited employment and business opportunities. Comments by community leaders and elders indicate that the First Nations want to participate in development of the McFaulds area projects through direct employment, business opportunities and other potential revenue streams.

Geological Outline

The area is underlain by the Sachigo greenstone belt of the Oxford–Stull Domain in the Sachigo Subprovince (Stott and Rainsford, 2006). Due to very limited mapping, extensive marine clay and Paleozoic platform cover, coupled with difficult access, current geological understanding of the area relies on airborne magnetic data supplemented by diamond drill holes.

The Sachigo belt comprises a narrow, 5 to 25 km wide, west-facing, arcuate belt of cresentic greenstone belts intruded to the north and west by granodiorite plutons (2727 to 2683 Ma, Rayner and Stott, 2005). The belt extends over a strike length of more than 100 km. The Sachigo belt appears to be wrapped around an older (circa 2.9 Ga) continental fragment.

Chromite, nickel-copper-PGE and iron-titanium-vanadium deposits in the McFaulds Lake are contained in phases of the large, mafic-ultramafic, magmatic complex, the Ring of Fire Intrusion. The known chromite deposits occur over a 13 km strike length of a narrow, steeply dipping, differentiated body, here termed the McFaulds Lake Sill. The principal nickel deposit (Eagle One) is reported to occur in a dyke lying a little to the west of and said to be a feeder to the sill. The Thunderbird iron-titanium-vanadium prospect is reported in ferrograbbos lying to the east of the sill and interpreted to be the more differentiated portion of the Ring of Fire intrusive complex.

The McFaulds Lake sill is generally intruded along a northeast-trending granodioritevolcanic contact. Evidence of the intrusive relationship comprises remnants of volcanics remaining between granodiorite and the body and the absence of blackwall alteration in the sill adjacent to the contact.

The Big Daddy segment of the sill is well-fractionated, comprising lower olivine-rich and upper olivine-poor units to the west and east respectively. Chromite occurs in the upper portion of the olivine-rich facies which culminates in the thick, massive Big Daddy chromite deposit. The upper contact between massive chromite and overlying, olivine-poor pyroxenite is sharp; Cr2O3 concentrations drop from ~40% to <1% within less than 1 cm.

Silicate minerals comprising the sill units have been pervasively altered by the addition of water forming serpentine, talc and chlorite. Despite pervasive and complete destruction of primary igneous minerals, original cumulate textures are faithfully preserved.

Diamond drilling on the Big Daddy claim shows that the sill comprises, from its base (northwest) to top (southeast), dunite, locally chromite-bearing peridotite, massive chromite, pyroxenite and gabbro. The latter is in intrusive contact with hanging wall volcanics and contained sediments. Correlation of units from hole to hole and section to section and occasional igneosedimentary structures (e.g., bedding) indicate that the sill has been rotated 90° from the original horizontal position so that the body now stands vertical or nearly so. In addition truncation geophysical features and the northward offset of the Black Creek deposit suggest that the sill is segmented and offset along a north-south trending left lateral fault lying east of section 2100 E. A second fault may offset the west end of the deposit near section 1000 E.

The property lies near the western limit of the post-glacial Tyrrell Sea (ancestral Hudson’s Bay) and just west of the flat lying Paleozoic Hudson Bay Platform intersected in holes drilled to the east of the Big Daddy deposit. Pre-Silurian saprolite (tropically weathered material) is locally preserved. Deep weathering of the upper parts of the chromitite zone is likely of Pre-Silurian age.

Deposit Type

The Big Daddy chromite deposit is a magmatic stratiform chromite deposit, similar in setting, form, mineralogy and dimensions to other chromite deposits found in layered mafic to ultramafic complexes. Examples of currently economic deposits occur in the Bushveld (South Africa), Great Dyke (Zimbabwe), Sukinda (Orissa, India), Kemi (Finland) and Ipuera (Brazil) complexes.

The most economically significant massive chromitite deposits occur as laterally extensive layers, typically a few decimetres to tens of metres thick. These deposits reflect fractional crystallization of chromite from mafic to ultramafic magmas precipitated due to either magma contamination or by mixing of magmas. Accessory disseminated chromite is also formed within the cooling magma chamber. Chrome contents range from a few percent Cr2O3 (in disseminated chromite) to more than 40% Cr2O3 (in massive chromite). The thicknesses of individual massive chromite bodies range from centimetres to more than 30 m (e.g., Big Daddy).

The ultramafic-mafic complex that hosts chromite deposits (Big Daddy, Black Creek, Black Thor/Black Label and Blackbird) also contains magmatic massive sulphide (Ni-Cu-PGE, e.g., Eagle One), vanadium (e.g., Thunderbird) and could host reef-type platinum-palladium deposits (not yet found in the McFaulds area).

Uses and Processing of Chromite

Chromite is the sole economic source for the metal chromium which is used in the  manufacture of stainless steel and in which it comprises about 18%. Minor amounts of chromite are used in the chemical and refractory industries.

Mines upgrade run-of-mine feed by crushing, sometimes grinding and gravity separation, to produce a range of products including lumpy chromite (+ 15 mm / -80 mm), chips and fines.

The mine product is upgraded by the reduction of pelletized material in submerged, electric arc furnaces to produce ferrochrome. Although the reduction process is energy intensive, major primary chromite producers tend to sell the ferrochrome product. The major ferrochrome producers are South Africa, Kazakhstan and India, however, Russian and Chinese production is increasing rapidly.

Both chrome ore and ferrochrome markets are sensitive to bulk composition which is reflected in both demand and price variations. The principal compositional/quality indicators of chromite ores and concentrates are their chrome to iron ratio (Cr2O3:Fe2O3) of two or better and with Cr2O3 at or exceeding 40%.

Mineralization

The McFaulds sill extends over more than 10 km from the Blackbird chromite deposit in the southwest to the Black Thor and Black Label deposits in the northeast. The Thunderbird vanadium deposits appear to occur in a separate but sub-parallel ferrogabbro sill to the east and northeast of Black Thor. Available descriptions suggest that the McFaulds Sill varies in character along its known length (Chance, P., personal communication, 2010). On the current property the sill is less than 200 m wide on sections 10+00 E and 11+00 E, where drilling has intersected both the footwall granodiorite and hanging wall volcanics. To the northeast, the sill is thicker (>400 m), and its contacts have not yet been intersected in drilling.

Chromite mineralization in the Big Daddy segment of the McFaulds Sill occurs within a 65 to 180 metre thick, peridotite interval which is stratigraphically above a dunite footwall and below a pyroxenite hanging wall. The lower contact of the main chromite layer tends to be gradational over a couple of metres while the upper is sharp.

Mineralized rock comprises sub-millimetre-diameter, idiomorphic, cumulate, chromite grains (e.g. Scoates, 2009). Mineralized intervals are a mixture of chromite and occasional olivine crystals set in a fine grained peridotitic matrix. At lower Cr2O3 concentrations chromite grains are disseminated through the host rock. As concentration increases, bedding becomes evident but disappears at the highest grades (>35%Cr2O3) due to uniform crystal size and absence of lower grade incursions or perturbations. The bulk of the Big Daddy mineralization occurs as massive chromite containing about 40%Cr2O3.

Exploration

In the early 1990’s, following discovery of the Attawapiskat kimberlites, then joint venture partners Spider and KWG used recently published airborne magnetic maps to focus on kimberlite exploration. They quickly found the five Kyle kimberlites, which lie a few kilometres east of the Attawapiskat River and of McFaulds Lake. Those successes led to financing exploration of an 300 kilometre diameter area, centred on McFaulds Lake. In 2002, De Beers in the search for diamonds and using data optioned from Spider/ KWG, discovered copper-zinc mineralization – later identified by Spider/KWG as the McFaulds #1 deposit. In the following years, Spider tested similar geophysical targets in a broad arc extending south and west of McFaulds Lake. In 2006, Howard Lahti recognized a pair of thin chromite beds in ultramafic rocks in FW-06-03, drilled on the current property. A year later, Noront discovered the Eagle One Ni-Cu-PGE occurrence. In early 2008, Noront discovered the Blackbird chrome deposit while testing an EM target a few kilometers southeast of Eagle One.

In late 2008, Spider and KWG with the aid of multiple sets of regionally extensive airborne data, re-evaluated the SKF Option property, drilling holes in search of Ni-Cu-PGE, chromite and platinum-palladium deposits. That work outlined the southwest end of the Big Daddy deposit, tracing mineralization over a 400 m strike length.

In early 2009 the J grid covering the Big Daddy project area was re-cut, re-chained and surveyed using gravity and magnetic methods. The new geophysical data showed a gravity anomaly extending and widening east of the known intersections to an apparent termination along a prominent creek to the northeast near line 2100 E. A strong magnetic anomaly lies adjacent and to the north of the gravity feature. In late 2009 and early 2010, a further 33 diamond drill holes were drilled at approximately 50 m intervals on surveyed lines spaced at 100 m apart over a 1,000 m strike length.

During the 2009-2010 campaign, recommendations made in an earlier NI 43-101 compliant report (Micon, 2009) were followed with respect to assessing the potential of the sill for chromite, base and precious metals, by testing remaining EM anomalies and improved quality and precision in the collection, processing and management of technical data, including implementation of a comprehensive QA/QC program for sampling and assaying.

Exploration Concept

Due to the paucity of outcrop and difficulty in traversing the swampy ground, exploration relies on airborne geophysical methods to generate preliminary geological maps. Ground geophysical surveys, typically carried out during the winter, provide additional detail and confirm target locations for drill testing. Since base metal sulphides conduct, EM is the preferred geophysical method. By contrast, chromite does not conduct but has a high specific gravity so gravity is effective for definition of drill targets. Finally PGE’s are present in amounts too small to alter the electrophysical properties of the host rock so drilling and detailed sampling of potential host lithologies is required.

The initial McFaulds Lake chromite deposits (Big Daddy and Blackbird) were discovered while testing EM conductors with coincident magnetic anomalies as potential massive sulphide deposits.

In retrospect prospecting (including airborne surveys) and government supported mapping had outlined several large layered mafic complexes (e.g., Big Trout Lake, Highbank Lake) to the west and south of McFaulds Lake. Alluvium and till sampling carried out by Spider in the mid-1990’s showed consistent ~15 km long chromium and chromite anomalies, lying parallel to the McFaulds Sill and the now known chromite deposits. In addition the sill outcrops at at least two locations; one on the current property and the other about a kilometer to the north on the Freewest property.

Serpentinization [hydration] of the dunite produces excess iron which forms magnetite, thus the altered olivine-rich, portion of the sill produces very strong total magnetic and highly variable vertical magnetic gradient anomalies. Locally, magnetite aggregates in the altered dunite to form narrow, highly conductive veinlets which produce a weak, diffuse but persistent airborne EM anomaly in the footwall of the Big Daddy, Black Creek and Black Thor/Black Label deposits.

Although the matrix of the massive chromitite is also pervasively altered to serpentine, talc and chlorite it lacks significant amounts of magnetite and is non-conductive, but, due to high density of chromite, has a high specific gravity that is measurable on the ground as a gravity anomaly.

Status of Exploration

Exploration completed to date is sufficient to define an indicated chromite resource. Substantial widths of massive chromite mineralization extend from the sub-outcrop, 3 to 10 m below surface, to the deepest intersection 365 m below surface. The deposit has been tested on 100 m sections between 900 E and 2100 E, a distance of 1,200 m.

The deposit remains open along strike and down dip. However, both gravity and magnetic anomalies diminish to the southwest near section 900 E and appear to be terminated along the creek to the northeast beyond section 2100E. Additional drilling and extension of gravity and magnetic coverage to the south property boundary are required. Drilling northeast of section 2100 E was not possible due to swampy conditions; however, geophysical data suggest that the chromite horizon is faulted 600 m left laterally (between sections 2100E and 2200E), becoming the Black Creek deposit on the north property boundary.

Exploration Results

Drilling results indicate that the bulk of the Big Daddy deposit consists of massive chromite averaging 40% Cr2O3 with Cr:Fe ratio of approximately 2. The thickness of the deposit is variable but averages 17 m and 12 m for the southwest segment (BD 1) and northeast segment (BD 2), respectively. Both segments of the deposit are open down dip.

Mineral Resources

The Big Daddy resource estimate has been conducted using geological modelling, conventional statistics, geostatistics, creation of interpolation parameters, block modelling, resource classification based on both geological, geostatistical and mineralization continuity and finally, block model validation.

The resource estimate was completed using Surpac Version 6.1.3 and is based on two scenarios. Scenario 1: focuses on high grade massive material that would produce a lumpy product comparable to South African products with little or no beneficiation. Scenario 2: defines a broad zone of mineralization to match the Kemi situation exploitable by open pit but requiring beneficiation to upgrade. The broad zone is constrained by a 15%Cr2O3 cut-off envelope but includes internal waste up to a maximum of 3.4 m.

The results of the resource estimate for both scenarios are summarized in Tables 1.1 and 1.2 reproduced below, respectively.

Table 1.1
Summary of the Big Daddy Massive Chromite Resources

Deposit/Code	Category	Cr2O3% Interval	Tonnes x 106	Avg. Cr2O3%	Cr/Fe Ratio
BD 1 (100)	Indicated	>35.0	12.934	40.74	2.0
		30.0 – 35.0	0.435	33.63	1.8
		25.0 – 30.0	0.017	28.87	1.7
		20.0 – 25.0	0	0	0
		15.0 – 20.0	0	0	0
Sub-total			13.4	40.49	2.0

BD 2	Indicated	>35.0	9.234	41.44	2.0
		30.0 – 35.0	0.520	32.83	1.8
		25.0 – 30.0	0.090	29.36	1.7
		20.0 – 25.0	0	0	0
		15.0 – 20.0	0	0	0
Sub-total			9.8	40.88	2.0

Grand Total	Indicated		23.2	40.66	2.0

BD 1 (100)	Inferred	>35.0	6.216	39.34	2.0
		30.0 – 35.0	1.014	33.25	1.8
		25.0 – 30.0	0.005	27.97	1.7
		20.0 – 25.0	0	0	0
		15.0 – 20.0	0	0	0
Sub-total			7.2	38.48	2.0

BD 2	Inferred	>35.0	8.382	40.24	2.0
		30.0 – 35.0	0.609	33.32	1.8
		25.0 – 30.0	0.047	28.35	1.7
		20.0 – 25.0	0.021	22.87	1.5
		15.0 – 20.0	0.042	16.76	1.1
		.01 – 15.0	0	0	0

Sub-total			9.1	39.57	2.0

Grand Total	Inferred		16.3	39.09	2.0

Note:

(1)The tonnages have been rounded to 3 decimals for grade intervals and to 1 decimal for sub-totals and grand totals.

Table 1.2
Summary of the Big Daddy Chromite Deposit Mineral Resource @ 15% Cr2O3 Cut-off

Deposit/Code	Category	Cr2O3% Interval	Tonnes	Avg. Cr2O3%	Cr/Fe Ratio
BD 1 (100)	Indicated	>35.0	13.535	40.22	2.0
		30.0 – 35.0	1.333	32.98	1.8
		25.0 – 30.0	0.447	27.77	1.7
		20.0 – 25.0	0.152	23.34	1.5
		15.0 – 20.0	0.019	17.81	1.1
		0.01 – 15.0	0.001	12.09	0.7
Sub-total			15.5	39.05	2.0

BD 2	Indicated	>35.0	9.622	41.11	2.0
		30.0 – 35.0	1.031	32.97	1.8
		25.0 – 30.0	0.190	28.04	1.7
		20.0 – 25.0	0.007	22.56	1.4
		15.0 – 20.0	0.009	18.46	1.2
		0.01 – 15.0	0.087	7.74	0.6
Sub-total			10.9	39.82	1.9

Deposit/Code	Category	Cr2O3% Interval	Tonnes	Avg. Cr2O3%	Cr/Fe Ratio

Grand Total	Indicated		26.4	39.37	2.0

BD 1 (100)	Inferred	>35.0	7.097	39.14	2.0
		30.0 – 35.0	1.877	32.94	1.8
		25.0 – 30.0	0.543	27.93	1.7
		20.0 – 25.0	0.349	22.58	1.4
		15.0 – 20.0	0.174	18.33	1.1
		0.01 – 15.0	0.016	9.17	0.6
Sub-total			10.1	36.40	1.9

BD 2	Inferred	>35.0	8.993	39.80	2.0
		30.0 – 35.0	0.986	32.89	1.8
		25.0 – 30.0	0.241	28.06	1.7
		20.0 – 25.0	0.123	23.11	1.5
		15.0 – 20.0	0.059	16.90	1.0
		.01 – 15.0	0.014	11.96	0.9

Sub-total			10.4	38.51	2.0

Grand Total			20.5	37.47	1.9

Notes:

(1) Includes internal waste within the 15% Cr2O3 envelope.

(2) The tonnages have been rounded to 3 decimals for grade intervals and to 1 decimal for sub-totals and grand totals.

Micon believes that at present there are no known environmental, permitting, legal, title, taxation, socio-economic, marketing or political issues which would adversely affect the mineral resources estimated above. However, mineral resources, which are not mineral reserves, do not have demonstrated economic viability. Micon cannot guarantee that the SKF Option parties will be successful in obtaining any or all of the requisite consents, permits or approvals, regulatory or otherwise for the project. Other future setbacks may include aboriginal challenges to title or interference with ability to work on the property and lack of efficient infrastructure. There are currently no mineral reserves on the Big Daddy property and there is no assurance that the project will be placed into production.

Micon Interpretation and Conclusions

Exploration Concept

Since 2006, the SKF Option parties have employed a combination of geophysical techniques involving magnetic, electromagnetic and gravity surveys to determine the extent and rough geometry of the Big Daddy chromite mineralization prior to evaluation by drilling. This worked well, and has reduced the amount of drilling required to delineate the Big Daddy deposit.

Geology and Mineral Resources

The Big Daddy deposit is tabular as is typical of stratiform chromite deposits hosted by mafic-ultramafic layered intrusions. The tabular geometry and the continuity of the massive chromite intersections from hole to hole and section to section have facilitated delineation of the deposit using relatively wide hole spacing. Three to four holes were drilled along sections cut at 100 m intervals so that collars were 50 or 100 m apart. The sections extend over a 1,200 m strike length of which approximately 1,000 m is continuously mineralized. The current drill density is sufficient to estimate an Indicated resource over part of the deposit (using parameters defined for the NI 43-101 standard). The consistency and persistency of the deposit as revealed by variographic analysis implies that only very limited additional drilling will be necessary to upgrade the Indicated resource to the Measured category.

The two segments of the Big Daddy deposit (BD 1 and BD 2) remain open at depth but the lateral extents are unlikely materially to exceed the already established limits. Micon suggests that a few strategically positioned drill holes will upgrade the bulk of the Indicated resource to the Measured level.

Metallurgy

The preliminary metallurgical investigations completed to date are inconclusive. However, the Big Daddy deposit consists of remarkably uniform, massive, high grade chromite with a favourable Cr:Fe ratio from which a lumpy product may be readily produced and should satisfy a broad market. Future work should focus on quantifying the product quality.

Market Outlook

Chromite is the source of chromium which is used in a wide range of applications in metallurgy, refractory materials and chemicals. The principal end uses are in stainless steel which accounts for approximately 94% of output of chromite, and non-ferrous alloys.

Potential new sources of supply will be evaluated in relation to the geographical location of potential markets and product quality.

Project Objectives

Micon is satisfied that the overall project objectives as detailed in the previous Micon technical report (2009) have been met in a highly efficient and cost saving manner. The next major challenge will be to bring the property into production; prior to which additional technical and economic studies will be required.

Micon Recommendations

Further Assessment of Chromite Resources

Spider and KWG have established a firm resource base upon which to proceed with prefeasibility studies. However, in order to advance the project to prefeasibility level, it is critical to complete sufficient metallurgical investigations to establish the product quality of the massive chromite and the optimum beneficiation process for the disseminated/lower grade mineralization.

Whilst additional resources may be discovered by deeper drilling, Micon believes that the optimal economic depth for mining should be determined before such drilling is undertaken. Thus in the short to medium term, additional drill programs are not a priority.

In view of the foregoing, Micon makes the following recommendations:

•
Detailed metallurgical work needs to be completed to enable prefeasibility studies to commence. The investigations should primarily focus on the establishment of product quality/recovery relationships and the marketing potential of the Big Daddy chromite concentrates.

•
Detailed mineralogical work should be conducted simultaneously with metallurgical investigations so as to elucidate chromite grain liberation characteristics, chromite grain chemistry and gangue mineralogy.

•	A prefeasibility study should be conducted at the conclusion of metallurgical /mineralogical investigations, if warranted.
In addition to the above, a basic but detailed survey of the infrastructural requirements should be initiated taking into account the possible synergies from cooperation with third parties holding prospective mining rights in the McFaulds Lake area. If prefeasibility studies are favorable, Micon recommends that infill drill holes (as indicated on Figure 17.9 of the Big Daddy Project Report) be drilled to upgrade the resource. Additional holes to increase the resource are not marked on Figure 17.9 but can be designed and drilled if warranted. In view of the remoteness and lack of infrastructure of the SKF Option project area, the overall (global) size of the deposit will impact significantly in any future investment decision making process.

Follow-up on Unexplained EM anomalies

Whilst current exploration efforts are on chrome, the potential for other deposit types should not be overlooked, particularly Magmatic Massive Sulphides (MMS) deposits of Ni-Cu-PGE (which might occur in the same peridotite unit hosting the chrome mineralization) and Volcanogenic Massive Sulphides (VMS) deposits (Cu-Zn-Au) in the eastern segment of the SKF Option project area. Freewest’s and Noront’s MMS discoveries in peridotite  lend support for continued follow-up work on EM conductors.

In line with these recommendations, Spider/KWG have proposed the following two-phased budget:

Table 1.3
Summary of Budget Proposals for the Big Daddy Chromite Project

Phase	Description of Activity/Program	Estimated. Cost($)
1 a	Geometallurgical studies involving mineralogical and microprobe work	50,000
1 b	Metallurgical testing including allowance for drill holes to get metallurgical sample	500,000
1 c	Infrastructural study	50,000
1 d	Prefeasibility/scoping study	100,000
	Contingency on phase 1 activities (about 10% of totals 1 a to 1 d)	70,000
	Sub total Phase 1	770,000

2	Diamond drilling	4,000,000
	Contingency on phase 2 activities	400,000
	Sub-total phase 2	4,400,000

1 & 2	Grand total	5,170,000

Micon has reviewed Spider/KWG’s budget proposals and recommends that Spider/KWG conduct the proposed activities subject to funding and any other matters which may cause the proposals to be altered in the normal course of their business activities or alterations which may affect the program as a result of exploration activities themselves.

Other Properties

McFaulds Lake VMS Project

On March 6, 2007, a letter of intent was signed with UC, which was amended and replaced by an option agreement dated as of March 6, 2009 regarding a four year exploration program on the McFauld’s Lake volcanic-hosted massive sulphide project, located in northern Ontario in the James Bay Lowlands, held by KWG and its joint venture partner, Spider. See “Information Concerning Spider - Description of the Business - Spider #3 Project Area - McFaulds Lake VMS Project” for information concerning the McFaulds Lake VMS Project.

Diagnos Initiative Project

See “Information Concerning Spider - Description of the Business - Spider #3 Project Area - Diagnos Initiative Project” for information concerning the Diagnos Initiative Project.

Kyle Kimberlite Project

See “Information Concerning Spider - Description of the Business - Spider #1 Project Area - Kyle Kimberlite Project” for information concerning the Kyle Kimberlite Project.

MacFadyen Kimberlite Project

See “Information Concerning Spider - Description of the Business - Spider #1 Project Area - MacFadyen Kimberlite Project” for information concerning the MacFadyen Kimberlite Project.

Wawa Diamond Project

The Wawa Project is jointly held with Spider with pro rata interest levels adjusted annually in accordance with the exploration expenditures. See “Information Concerning Spider - Description of the Business - Wawa” for information concerning the Wawa Project.

Railway Infrastructure

Transportation access will be required to support the possible development of a large chromite mine and other properties in the James Bay Lowlands. KWG believes that the construction of a railroad is the most likely avenue to achieve this. CCC has staked 223 unpatented mining claims covering 54,690 hectares and which covers a lineament of fluvial glacial eskers (the “Railway Right of Way”) in the James Bay Lowlands, Ontario.  KWG believes that the Railway Right of Way is well suited for a railroad embankment which could be created for transporting materials into the area where the Big Daddy Project is located, as well as transporting mined ores out.  The claims comprising the Railway Right of Way have been sampled to create a geotechnical database to have foundational knowledge for use in potential consultations with affected First Nations, and all other local and regulatory constituencies, on the feasibility of constructing a railroad (the “Railroad”) as a possible transportation link to KWG’s properties in Northern Ontario. See “Information Concerning KWG - Risk Factors - Infrastructure” and “Information Concerning KWG - Dividend Record”. Krech Ojard identified and field refined a proposed route and will undertake additional surveys to determine a final alignment. Golder has initiated a geotechnical drilling program on the preferred alignment using two track mounted auger drills and three fly drills supported by four helicopters. Geophysical surveys are being conducted at water crossings. The field component of this program is expected to be completed during the second quarter of 2010, which is expected to be followed by the completion of preliminary design of water crossing structures, preliminary hydrography and hydraulics, preliminary cost estimates and feasibility, and concept level construction schedule. CCC and Krech Ojard have engaged Nuna Logistics Limited, of Edmonton, Alberta, a leading Aboriginal logistics, mining and heavy civil contractor specialized in working in the far north, to develop logistics scenarios and cost estimates for the railroad construction program. KWG plans to incorporate those recommendations into the proposed feasibility study.

Management’s Discussion and Analysis

KWG’s Management’s Discussion and Analysis (“MD&A”) for each of the year ended December 31, 2009 and the three-months ended March 31, 2010, which are set out below, should be read in conjunction with the corresponding consolidated financial statements of KWG and related notes for such periods which are attached hereto as Schedule “F”.

MD&A For The Year Ended December 31, 2009

Overall Performance - Financial

During 2009, KWG greatly improved its financial situation with the closing of three private placements, both flow-through and non-flow through issuances, the conversion of a debenture to equity and through the exercising of a number of KWG Warrants. Through these transactions KWG issued 174,728,689 KWG Shares and 86,560,550 KWG Warrants which provided KWG with total cash inflows for the year of $10,187,940. These funds have been used to finance the exploration work on the Big Daddy Project, to identify and develop a proposed route for a railroad link to the Ring of Fire and for working capital. The proceeds from the issuance of flow-through units were used for eligible flow-through exploration expenses and will be renounced for the 2009 taxation year.

Additionally, KWG completed the purchase of the NSR for a cash consideration of $1,635,000 including $635,000 payable at the closing of the transaction and a further $1,000,000 payable within one year, and the issuance of 15 million KWG Shares and 15 million KWG Warrants.

Liquidity & Capital Resources

The main source of financing for KWG is the issuance of equity shares. Each of KWG’s projects has demonstrated sufficient evidence of geological merit to warrant additional exploration. However, it is not presently possible to estimate the cost of further exploration programs, which may or may not bring individual properties to a subsequent stage of development, since they are all exploration projects and their development depends on the results of exploration.

On December 31, 2009, KWG had working capital of $471,754 (working capital was $1,294,914 as at December 31, 2008) including $2,056,751 in cash. This includes a $1,000,000 liability accrued upon the purchase of the NSR, which is due in July 2010. KWG expects to fund this through the subscription by private placements of additional equity capital. KWG forecasts operating expenses of approximately $3 million for 2010. KWG currently does not have adequate working capital to finance its corporate and administrative activities for the entire 2010 year. However, KWG expects to raise additional funds through further equity financings throughout 2010 to cover these costs as well as its upcoming exploration programs.

Results from Operations

The loss for the year ended December 31, 2009 amounted to $3,995,326 ($0.01 per share) compared to $11,131,901 ($0.04 per share) in 2008. The annual results and variances are explained as follows:

Income

Interest and other income amounted to $20,005 compared to $93,036 in 2008. The decrease in interest revenue is due to lower interest rates as well as lower cash reserves compared to 2008.

Expenses

Administrative Expenses

Administrative expenses for 2009 amounted to $2,708,367 compared to $1,030,819 for 2008. The main components of the administrative expenses variance of $1,677,548 are explained as follows:

▪
Included in the 2009 expenses is $470,000 paid to directors and officers upon the change of control constituted in the acquisition by Cliffs Greene B.V. of 19.9% of KWG’s then outstanding shares. Included also is $500,000 paid as special bonuses to certain directors and officers of KWG as a result of exemplary accomplishments made during the year;

▪	KWG’s subsidiary Debuts which became a reporting issuer in Ontario in late 2008, incurred administrative and corporate expenses amounting to $211,000 during the year compared to $336,000 in 2008;
▪
Increased salaries of $132,000, consulting fees of $192,000 and professional fees of $178,000 were incurred due to greater involvement of certain officers and outside consultants in relation to the reorganization and operation of KWG, joint-venture set-up and the private placements;

▪	Promotional and investor relations expenses increased by $167,000 as KWG focused on increasing its public awareness to enhance shareholder value; and
▪
Corporate expenses increased by $164,000 which included an increase in filing fees of $42,000 due to the number of private placement issuances and warrant redemptions during the year, increased overheads in the Toronto office of $92,000 and increased travel costs of $21,000.

Stock Compensation Costs

Stock compensation costs constitute a non-cash expense. During 2009, stock compensation costs amounted to $252,266 as compared to $448,037 in 2008. In October of 2009 KWG granted an additional 6,558,500 options. In 2008 3,379,700 options were granted and in 2007 11,310,000 were granted. The calculated cost of these stock options is recognized as an expense over the vesting period.

Warrants Extension Cost

During the year, the TSX-V approved the amendment to the terms of 56,149,248 of KWG’s outstanding warrants, confirming the extension of warrants having expiry dates varying from June 18 to December 21, 2009 to new expiry dates varying from June 18 to December 21, 2012. The exercise price of the warrants was not amended. The cost of this extension was calculated to be $660,000 which was recorded as an expense for the year. There were no comparable transactions in 2008.

Loss on Foreign Exchange

During the year, KWG incurred a loss of $443,898 on the exchange and conversion of US dollars, as US dollars lost 21.0% value against the Canadian dollar during 2009. These US dollars were part of the cash received from private placements. Since KWG’s operations are primarily carried on in Canadian dollars, KWG was not able to hedge against this loss. In 2008, KWG did not carry any US currency.

Selected Financial Information - Three Year Highlights

(Thousands of dollars, except amount per share)

	Fiscal years ended December 31
	2009 $	2008 $	2007 $
Working capital	472	1,295	5,452
Total assets	20,730	11,502	22,514
Total income	20	211	28
Loss	(3,995)	(11,132)	(892)
Loss per share	(0.01)	(0.04)	(0.01)

Summary of Quarterly Results

(Thousands of dollars, except amount per share)

Quarter	Total income ($)	Loss ($)	Loss per share (basic and diluted) ($)
December 31, 2009	2	(689)	<(0.01)
September 30, 2009	1	(949)	<(0.01)
June 30, 2009	14	(1,883)	<(0.01)
March 31, 2009	3	(474)	<(0.00)
December 31, 2008	87	(4,695)	<(0.02)
September 30, 2008	54	(333)	<(0.00)
June 30, 2008	25	(5,673)	<(0.02)
March 31, 2008	45	(431)	<(0.00)

Fourth Quarter Results

During the fourth quarter of 2009, KWG incurred a loss of $687,948 ($4,694,639 in 2008) which consisted mainly of ongoing administrative costs of $469,800 and stock compensation costs of $208,587 related to the granting of additional stock options.

Commitment

Pursuant to flow-through financing agreements closed during the year ended December 31, 2009, KWG must incur $1,433,801 in Canadian exploration expenses by December 31, 2010. This requirement was met in early 2010.

Related Party Transactions

Related party transactions occurred in the normal course of business and were recorded at the exchange value, reflecting the consideration determined and agreed to by the parties. In 2009, officers and companies controlled by officers were paid consulting fees totalling $172,787 ($238,244 in 2008) of which $nil remained payable at December 31, 2009 ($4,125 in 2008) and directors of KWG and a company controlled by a director of KWG were paid $85,699 ($68,768 in 2008) for professional consulting services.

Changes in Accounting Policies

Effective January 1, 2009, KWG adopted the following guidance of the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook.

CICA Handbook Section 3031, “Inventories”, relates to the accounting for inventories and revises and enhances the requirements for assigning costs to and disclosure of inventories. KWG records all major spare parts inventory in property, plant and equipment in accordance with CICA Handbook Section 3031. There was no impact on the financial statements as a result of adoption of this standard.

CICA Handbook Sections 3862, “Financial Instruments – Disclosures”, and CICA Handbook Section 3863, “Financial Instruments – Presentation”, replaces CICA Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”. During 2009, CICA Handbook Section 3862, Financial Instruments – Disclosures (“Section 3862”), was amended to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurements.

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives and provides guidance for the classification of related interest, dividends, losses and gains, and circumstances in which financial assets and financial liabilities are offset.

In March 2009, the CICA approved EIC 174, “Mining Exploration Costs”. This guidance clarified when exploration costs related to mineral properties may be capitalized and, if exploration costs are initially capitalized, when should impairment be assessed to determine whether a write-down is required. The guidance further clarified what conditions indicate impairment. This guidance is applicable to financial statements filed after March 27, 2009. KWG has considered this guidance in assessing the value of its mineral properties and has determined that there is no impairment in value at December 31, 2009

Future Accounting Changes

Business Combinations/Consolidated Financial Statement/Non-Controlling Interest

In January 2009, the CICA adopted sections 1582, “Business Combinations”, 1601, “Consolidated Financial Statements” and 1602, “Non-Controlling Interest” which superseded current sections 1581, “Business Combinations” and 1600, “Consolidated Financial Statements”. These sections will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. If an entity applies these sections before January 1, 2011, it is required to disclose that fact and apply each of the new sections concurrently. These new sections were created to converge Canadian GAAP to IFRS.

Goodwill and Intangible Assets – Section 3064

In February 2008, the CICA issued Section 3064 “Goodwill and Intangible Assets” which replaces “Goodwill and Other Intangible Assets.” This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. It ensures that intangible assets meet the definition of an asset, and eliminates the “matching” principle, whereby certain costs were being deferred and expensed to match with revenue earned. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the pre-operating period. This change has no impact on KWG since it does not apply to extractive industries.

International Financial Reporting Standards (IFRS)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to KWG’s reporting no later than in the first quarter of 2011, with restatement of comparative information presented. The conversion to IFRS will impact KWG’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency and hedging activities, certain contractual arrangements, debt covenants, capital requirements and compensation arrangements.

KWG has substantially completed the scoping and planning phase of its changeover plan and commenced the detailed assessment phase. KWG has designated the appropriate resources to the project to develop an effective plan and will continue to assess resource and training requirements as the project progresses. KWG has identified the following four phases of its conversion plan; scoping and planning, detailed assessment, operations implementation and post implementation. The scoping and planning phase requires obtaining stakeholder support for the project, identifying major areas and development of a project charter, implementation plan and communication strategy. KWG has substantially completed the scoping and planning phase. The detailed assessment phase (“Phase 2”) will result in accounting policies and transitional exemption decisions, quantification of financial statement impact, preparation of shell financial statements and identification of business processes and resources impacted. The operations implementation phase (“Phase 3”) includes the design of business, reporting and system processes to support the compilation of IFRS compliant financial data for the opening balance sheet at January 1, 2010, fiscal 2010 and thereafter. Phase 3 also includes ongoing training and updated processes for disclosure controls and procedures. Post implementation (“Phase 4”) will include sustainable IFRS compliant financial data and processes for fiscal 2011 and beyond. KWG will continue to monitor changes in IFRS throughout the duration of the implementation process and assess their impacts on KWG and its reporting.

Critical Accounting Policies and Estimates

Mining Assets

Exploration properties include rights in mining properties and deferred exploration expenses. Exploration costs are deferred until the economic viability of the project has been established, at which time costs are added to mining properties. Costs are written off when properties are abandoned or when cost recovery is uncertain. Management has defined uncertainty as either there being no financial resources available from KWG or its joint venture partners for development of a mining property over a three-year period, or results from exploration work not warranting further investment.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment upon the occurrence of events or changes in circumstances indicating that the carrying value of the assets may not be recoverable, as identified by comparing their net book value to the estimated undiscounted future cash flows generated by their use and eventual disposal. Impairment is measured as the excess of the carrying value over the fair value, determined principally by discounting the estimated net future cash flows expected to be generated from the use and eventual disposal of the related asset. In the event that KWG has insufficient information about its exploration properties to estimate future cash flows to test the recoverability of the capitalized costs, KWG will test for impairment by comparing the fair value to the carrying amount, without first performing a test for recoverability.

Income Taxes

KWG provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the accounting values and tax values of assets and liabilities using substantively enacted or enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse. KWG establishes a valuation allowance against future income tax assets if, based upon available information, it is more likely than not that some or all of the income tax assets will not be realized.

Financial Instruments

KWG is exposed to various financial risks resulting from both its operations and its investments activities. KWG’s management manages financial risks. KWG does not enter in financial instrument agreements including derivative financial instruments for speculative purposes. KWG’s main financial risk exposure and its financial risk management policies are as follows:

Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in the market interest rates.

Credit Risks

It is management’s opinion that KWG is not exposed to significant credit risks.

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. KWG is subject to concentrations of credit risk through cash and accounts receivable. KWG reduces its credit risk by maintaining part of its cash in financial instruments guaranteed by and held with a Canadian chartered bank.

Foreign Exchange Risk

Foreign exchange risk is the potential adverse impact on earnings and economic value due to movements and volatilities in foreign exchange rates. Prior to the current year, KWG did not have any financial assets or liabilities denominated in currencies other than Canadian, and was therefore not exposed to significant foreign exchange risk. However, since the transactions with Cliffs, KWG now maintains cash denominated in US dollars and it also engages suppliers whose payments are required to be made in US dollars. As a result, KWG is now exposed to US dollar fluctuations. During 2009, KWG realized $443,898 in net foreign exchange losses. At December 31, 2009 US dollar denominated balances included cash of US$30,925 and accounts payable of US$272,720.

Liquidity Risk

Liquidity risk is the risk that KWG will not be able to meet the obligations associated with its financial liabilities. As at December 31, 2009, KWG had enough funds available to satisfy its obligations under accounts payable and accrued liabilities.

In the past few years, KWG financed its liquidity needs primarily by issuing equity securities. As KWG is currently incurring operating losses, additional capital will be required to continue exploration activities on the properties.

Risks Inherent to Mining Exploration

KWG is engaged in the business of acquiring and exploring mineral properties in the hope of locating economic deposits of minerals. KWG’s property interests are in the exploration stage only and are without a known body of commercial ore. Accordingly, there is little likelihood that KWG will realize any profits in the short to medium term. Any profitability in the future from KWG’s business will be dependent upon locating an economic deposit of minerals. However, there can be no assurance, even if an economic deposit of minerals is located, that it can be commercially mined.

Regulation and Environmental Requirements

The activities of KWG require permits from various governmental authorities and are governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, environmental protection and other matters. Increased costs and delays may result of the need to comply with applicable laws and regulations. If KWG is unable to obtain or renew licenses, approvals and permits, it may be curtailed or prohibited from proceeding with exploration or development activities.

Capital Needs

The exploration, development, mining and processing of KWG’s properties will require substantial additional financing. The only current source of future funds available to KWG is the sale of additional equity capital and the borrowings of funds. There is no assurance that such funding will be available to KWG or that it will be obtained on terms favourable to KWG or will provide KWG with sufficient funds to meet its objectives, which may adversely affect KWG’s business and financial position. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of KWG’s properties or even a loss of property interest.

Commodity Prices

The market price of KWG’s common shares, its financial results and its exploration, development and mining activities have previously been, or may in the future be, significantly adversely affected by declines in the price of precious or base minerals.

Uninsured Risks

KWG’s business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to KWG’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Land Title

Although KWG has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impugned. Third parties may have valid claims against the KWG properties.

MD&A For The Three-Month Period Ended March 31, 2010

Overall Performance - Financial

During the first quarter ended March 31, 2010, KWG improved its financial situation with the closing of a private placement with total subscriptions of $4,886,250. The net proceeds of the private placement have been used to finance the exploration work on the Big Daddy Project, to continue its work to develop the Railroad Right of Way and for working capital. The proceeds from the flow-through units will be used for eligible flow-through exploration expenses and will be renounced for the 2010 taxation year.

KWG has maintained its focus on its strategic planning to develop what it expects could become a major North American ferro-chrome supplier deposit as well as a route to export the materials. Exploration activities on the Big Daddy Project have been steady and progress is being made to understand the value of the deposit.

KWG’s railway infrastructure project has been well timed and the need for a railway in the Ring of Fire appears economically feasible. KWG continues to raise funds for its subsidiary CCC to develop the engineering plan to accomplish this goal.

Liquidity & Capital Resources

The main source of financing for KWG is the issuance of equity shares. Each of KWG’s projects has demonstrated sufficient evidence of geological merit to warrant additional exploration. However, it is not presently possible to estimate the cost of further exploration programs, which may or may not bring individual properties to a subsequent stage of development, since they are all exploration projects and their development depends on the results of exploration. On March 31, 2010, KWG had a working capital deficiency of $2,677,870 (working capital of $471,754 as at December 31, 2009) including $3,712,118 in cash. Subsequent to the March 31, 2010 quarter end, KWG’s working capital was increased by

$6,100,000 through the closing of both flow-through and non-flow-through private placements. KWG forecasts operating expenses of approximately $3 million for 2010.  KWG currently does not have adequate working capital to finance its corporate and administrative activities for the entire 2010 year. However, KWG expects to raise additional funds through further equity financings throughout 2010 to cover these costs as well as its upcoming exploration programs.

Results From Operations

During the three-month period ended March 31, 2010 KWG recorded an operating profit of $506,828 ($0.00 per share) (loss of $474,576 in the first quarter of 2009 ($0.00 per share)). This profit includes the recording of a future income tax recovery in the amount of $1,022,000 ($105,000 in the first quarter of 2009) related to the renunciation to investors of resource expenditure deductions for income tax purposes. In accordance with its accounting policy, the related charge was accounted for as an increase in the deficit through share issue expenses. The quarterly pre-tax loss decreased mainly due to a gain on foreign exchange. The period results are explained as follows:

Income

Interest income amounted to $978 compared with $3,165 in the first quarter of 2009. This decrease in interest revenue is due to a lower average level of cash on hand during the period compared to 2009 and lower interest rates.

Expenses

Administrative Expenses

Administrative expenses for the first quarter of 2010 amounted to $489,879 compared to $480,064 for the first quarter of 2009. While the overall balances were fairly consistent between the years the following discusses variances in the main components of the administrative expenses:

•
KWG’s subsidiary, Debuts, which became a reporting issuer in Ontario in late 2008, incurred administrative and corporate expenses amounting to $1,719 for the first quarter of 2010 compared to $114,000 for the first quarter of 2009 as Debuts has been virtually inactive;

•
Increased salaries of $105,000, directors fees of $6,000 and consulting fees of $17,000 were incurred due to greater involvement of certain officers, directors and outside consultants in relation to the reorganization and operation of KWG and the private placements;

•	Professional fees decreased by $18,000 during the first quarter of 2010 versus the first quarter of 2009;
•	Promotional and investor relations expenses decreased by $9,300 as KWG focused on increasing its operating efficiencies in this area; and
•
Corporate expenses increased by $22,000 which included a decrease in filing fees of $25,000 due to a greater number of private placement issuances in the first quarter of 2009, increase in expenditures of $4,000 on seminars and conferences, increased overheads in the Toronto office of $39,000 and increased travel costs of $4,000.

Stock Compensation Costs

Stock compensation costs constitute a non-cash expense. Stock compensation costs for the first quarter of 2010 totalled $67,823 compared with $29,466 for the first quarter of 2009.  This resulted from the issuance of new stock options in the latter part of 2009 which vest throughout 2010 and early 2011. The calculated cost of these stock options is recognized as an expense over the vesting period.

Foreign Exchange Gain (Loss)

For the first quarter of 2010, KWG realized a foreign exchange gain of $47,187 compared to a loss of $25,711 in the comparable period of 2009.  This was a result of KWG holding a net negative US working capital balance throughout the first quarter while the Canadian dollar strengthened against its US counterpart.

Summary of Quarterly Results

(Thousands of dollars, except amount per share)

Quarter	Total income ($)	Income (loss) ($)	Income (loss) per share (basic and diluted) ($)
March 31, 2010	1	507	<0.01
December 31, 2009	2	(689)	<(0.01)
September 30, 2009	1	(949)	<(0.01)
June 30, 2009	14	(1,883)	<(0.01)
March 31, 2009	3	(474)	<(0.00)
December 31, 2008	87	(4,695)	<(0.02)
September 30, 2008	54	(333)	<(0.00)
June 30, 2008	25	(5,673)	<(0.02)

The higher losses in certain quarters are attributable mainly to mineral property write-offs during such quarters.

The foregoing financial data has been prepared in accordance with Canadian GAAP and the reporting currency of such financial data is Canadian dollars.

Commitments

Pursuant to flow-through financing agreements closed during the year ended December 31, 2009, KWG was required to incur $1,433,801 in Canadian exploration expenses by December 31, 2010.  This requirement was met in the first quarter of 2010.

Pursuant to flow-through financing agreements closed during the period ended March 31, 2010, KWG must incur $4,886,250 in exploration expenses by December 31, 2010.

Related Party Transactions

Related party transactions occurred in the normal course of business and were recorded at the exchange value, reflecting the consideration determined and agreed to by the parties. In the first quarter of 2010, officers and companies controlled by officers charged consulting fees totalling $61,438 (March 31, 2009 - $70,952) of which $35,761 remained payable at March 31, 2010 (March 31, 2009 - $31,898) and directors of KWG and a company controlled by a director of KWG charged $30,728 (March 31, 2009 - $58,300) for professional consulting services and directors fees of which $nil remained payable at March 31, 2010 (March 31, 2009 - $nil).

Future Accounting Changes

Business Combinations/Consolidated Financial Statement/Non-Controlling Interest

In January 2009, the CICA adopted sections 1582, “Business Combinations”, 1601, “Consolidated Financial Statements” and 1602, “Non-Controlling Interest” which superseded current sections 1581, “Business Combinations” and 1600, “Consolidated Financial Statements”. These sections will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. If an entity applies these sections before January 1, 2011, it is required to disclose that fact and apply each of the new sections concurrently. These new sections were created to converge Canadian GAAP to IFRS.

International Financial Reporting Standards

In February 2008, the AcSB confirmed that publicly accountable enterprises will be required to adopt the IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to KWG’s reporting no later than in the first quarter of 2011, with restatement of comparative information presented.  The conversion to IFRS will impact KWG’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures.  The transition may also impact business activities, such as foreign currency and hedging activities, certain contractual arrangements, debt covenants, capital requirements and compensation arrangements.

KWG has substantially completed the scoping and planning phase of its changeover plan and commenced the detailed assessment phase.  KWG has designated the appropriate resources to the project to develop an effective plan and will continue to assess resource and training requirements as the project progresses.  KWG has identified the following four phases of its conversion plan; scoping and planning, detailed assessment, operations implementation and post implementation.  The scoping and planning phase requires obtaining stakeholder support for the project, identifying major areas and development of a project charter, implementation plan and communication strategy.  KWG has substantially completed the scoping and planning phase.  Phase 2 will result in accounting policies and transitional exemption decisions, quantification of financial statement impact, preparation of shell financial statements and identification of business processes and resources impacted.  Phase 3 includes the design of business, reporting and system processes to support the compilation of IFRS compliant financial data for the opening balance sheet at January 1, 2010, fiscal 2010 and thereafter.  Phase 3 also includes ongoing training and updated processes for disclosure controls and procedures.  Phase 4 will include sustainable IFRS compliant financial data and processes for fiscal 2011 and beyond.  KWG will continue to monitor changes in IFRS throughout the duration of the implementation process and assess their impacts on KWG and its reporting.

Critical Accounting Policies and Estimates

Mining Assets

Exploration properties include rights in mining properties and deferred exploration expenses.  Exploration costs are deferred until the economic viability of the project has been established, at which time costs are added to mining properties.  Costs are written off when properties are abandoned or when cost recovery is uncertain.  Management has defined uncertainty as either there being no financial resources available from KWG or its joint venture partners for development of a mining property over a three-year period, or results from exploration work not warranting further investment.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment upon the occurrence of events or changes in circumstances indicating that the carrying value of the assets may not be recoverable, as identified by comparing their net book value to the estimated undiscounted future cash flows generated by their use and eventual disposal.  Impairment is measured as the excess of the carrying value over the fair value, determined principally by discounting the estimated net future cash flows expected to be generated from the use and eventual disposal of the related asset. In the event that KWG has insufficient information about its exploration properties to estimate future cash flows to test the recoverability of the capitalized costs, KWG will test for impairment by comparing the fair value to the carrying amount, without first performing a test for recoverability.

Income Taxes

KWG provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the accounting values and tax values of assets and liabilities using substantively enacted or enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.  KWG establishes a valuation allowance against future income tax assets if, based upon available information, it is more likely than not that some or all of the income tax assets will not be realized.

Financial Instruments

KWG is exposed to various financial risks resulting from both its operations and its investments activities. KWG’s management manages financial risks. KWG does not enter in financial instrument agreements including derivative financial instruments for speculative purposes. KWG’s main financial risk exposure and its financial risk management policies are as follows:

Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in the market interest rates.

Credit Risks

It is management’s opinion that KWG is not exposed to significant credit risks.

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. KWG is subject to concentrations of credit risk through cash and accounts receivable. KWG reduces its credit risk by maintaining part of its cash in financial instruments guaranteed by and held with a Canadian chartered bank.

Foreign Exchange Risk

Foreign exchange risk is the potential adverse impact on earnings and economic value due to movements and volatilities in foreign exchange rates.  KWG maintains cash denominated in US dollars and it also engages suppliers whose payments are required to be made in US dollars. As a result, KWG is exposed to US dollar fluctuations. As at March 31, 2010 US dollar denominated balances included cash of US$398,163 (US$30,925 in 2009) and accounts payable of US$3,098,983 (US$272,720 in 2009).

Liquidity Risk

Liquidity risk is the risk that KWG will not be able to meet the obligations associated with its financial liabilities. As at March 31, 2010, KWG did not have enough funds available to satisfy its obligations under accounts payable and accrued liabilities due at that time.  However, this was rectified through the issuance of new equity in April 2010.

In the past few years, KWG has financed its liquidity needs primarily by issuing equity securities. As KWG is currently incurring operating losses, additional capital will be required to continue exploration activities on the properties.

Risks Inherent to Mining Exploration

KWG is engaged in the business of acquiring and exploring mineral properties in the hope of locating economic deposits of minerals.  KWG’s property interests are in the exploration stage only and are without a known body of commercial ore.  Accordingly, there is little likelihood that KWG will realize any profits in the short to medium term.  Any profitability in the future from KWG’s business will be dependent upon locating an economic deposit of minerals.  However, there can be no assurance, even if an economic deposit of minerals is located, that it can be commercially mined.

Regulation and Environmental Requirements

The activities of KWG require permits from various governmental authorities and are governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, environmental protection and other matters.  Increased costs and delays may result of the need to comply with applicable laws and regulations.  If KWG is unable to obtain or renew licenses, approvals and permits, it may be curtailed or prohibited from proceeding with exploration or development activities.

Capital Needs

The exploration, development, mining and processing of KWG’s properties will require substantial additional financing.  The only current source of future funds available to KWG is the sale of additional equity capital and the borrowings of funds.  There is no assurance that such funding will be available to KWG or that it will be obtained on terms favourable to KWG or will provide KWG with sufficient funds to meet its objectives, which may adversely affect KWG’s business and financial position.  While KWG has been successful in raising such financing in the past, KWG’s ability to raise additional financing may be affected by numerous factors beyond KWG’s control, including, but not limited to, adverse market conditions and/or commodity price changes and economic downturn and those other factors listed under this “Risks Inherent to Mining Exploration” section of this MD&A. Global securities markets are currently experiencing volatility, which may result in difficulty in raising equity capital and market forces may render it difficult or impossible for KWG to secure purchasers of KWG’s securities at prices which will not lead to severe dilution to existing shareholders, or at all.  Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of KWG’s properties or even a loss of property interest.

Commodity Prices

The market price of KWG’s common shares, its financial results and its exploration, development and mining activities have previously been, or may in the future be, significantly adversely affected by declines in the price of precious or base minerals.

Uninsured Risks

KWG’s business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to KWG’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Land Title

Although KWG has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impugned.  Third parties may have valid claims against the KWG properties.
1048.

Additional Disclosure for Venture Issuers Without Significant Revenue

	31-Dec-09	31-Dec-08	31-Mar-10	31-Mar-09

Balance - beginning of period	9,658,935	16,897,432	18,256,842	9,658,935

less write downs/offs	-	(10,829,266)	-	-

	9,658,935	6,068,166	18,256,842	9,658,935

Acquisition, staking & permits
Railway infrastructure	2,897,437		6,922,951
Smelter royalty	2,632,587
Victor West	119,979
East West		160,849
All other properties	-	4,996	-	7,042

Total acquisition, staking & permits	5,650,003	165,845	6,922,951	7,042

Drilling
Freewest	1,003,901	1,079,135	361,486
MacFadyen		486,242
Pele Mountain		486,242
All other properties	207,989	-	-	824

	1,211,890	2,051,619	361,486	824

Geology
Freewest	772,831		149,040	131,323
All other properties	76,042	-	-	17,386

	848,873	-	149,040	148,709

Geophysics
Freewest	118,606	102,463
East West		253,000
All other properties	29,237	35,615	2,715	23,527

	147,843	391,078	2,715	23,527

Sampling
Freewest	27,530	65,662
MacFadyen		25,845
Pele Mountain	48,000	25,845
All other properties	28,346	1,288	-	1,881

	103,876	118,640	-	1,881

Consulting
Freewest	127,129	414,138		27,008
All other properties	-	37,534	7,056	-

	127,129	451,672	7,056	27,008

Field preparation
All properties	3,811	5,859	-	3,515

Management
Freewest	159,440
MacFadyen		77,161
Pele Mountain		43,083
All other properties	10,999	24,967	7,309	5,440

	170,439	145,211	7,309	5,440

Line cutting
Freewest	55,658	39,968		27,882
MacFadyen		57,482
Pele Mountain		57,481
All other properties	-		8,209

	55,658	154,931	8,209	27,882

Camp expenses
Freewest	109,641	55,048	28,104	52,463
MacFadyen		23,521
Pele Mountain		23,521
All other properties	12,000	3,824	-

	121,641	105,914	28,104	52,463

Resource studies
Freewest	43,809
All other properties	-	-	1,221

	43,809	-	1,221	-

Drafting
All properties	14,080	-	2,846

Planning
Freewest	33,891
All other properties	-	-	10,635	-

	33,891	-	10,635	-

Fuel
Freewest	45,955
All other properties	-	-	-	-

	45,955	-	-	-

Survey
All properties	19,009	-	9,463

Total exploration expenses	2,947,904	3,424,924	588,084	291,249

Balance - end of period	18,256,842	9,658,935	25,767,877	9,957,226

Administrative Expenses	Year Ended December 31, 2009	Year Ended December 31, 2008	Three months ended March 31, 2010	Three months ended March 31, 2009
	$	$	$	$
Advertising & Promotion	51,230	27,739	7,740	6,660
Audit Fees	90,440	66,650	15,000	34,800
Change in Control/Special Bonuses	970,193	-	-	-
Consultant’s Fees	378,434	186,526	111,223	93,908
Corporate Development	21,520	-	-	-
Debuts Diamonds Inc	211,357	336,388	1,719	113,992
Directors Fees & Insurance	52,540	57,000	15,409	9,800
Filing Fees	59,960	17,964	10,150	35,125
Investor Relations Fees	164,648	42,863	35,937	46,296
Legal Fees	239,626	85,359	74,540	72,958
Office Overhead	129,906	37,755	51,303	12,372
Salaries	284,266	151,843	150,259	45,616
Seminars & Conferences	12,702	-	3,950	-
Travel & Accommodation	41,545	20,732	12,650	8,536

Total Administrative Expenses	2,708,367	1,030,819	489,879	480,064

Disclosure of Outstanding Security Data

As at June 9, 2010, KWG has the following securities outstanding:

Type of Security	Number Outstanding
KWG Shares	589,499,206
KWG SRP Rights	589,499,206
KWG Warrants	184,537,494
KWG Options	55,856,780

Each KWG Warrant entitles the holder to purchase one KWG Share at the following prices:

Number of Warrants	Exercise Price $	Expiry Date
1,000,000	0.10	August 2010
12,219,960	0.10	November 2010
6,852,373	0.10	December 2010
250,000	0.10	February 2011
19,545,000	0.15	March 2012
24,424,849	0.15	April 2012
503,824	0.15	May 2012
1,500,000	0.10	June 2012
1,000,000	0.10	July 2012

Number of Warrants	Exercise Price $	Expiry Date
29,377,809	0.10	October 2012
8,697,500	0.12	October 2012
4,135,000	0.15	December 2012
7,062,325	0.18	December 2012
26,518,854	0.10(1)	March 2014
15,000,000	0.10	July 2014
26,450,000	0.10	August 2014
Note:
(1)	In US$ and subject to the undertaking of KWG to reduce the exercise price to US$0.05, subject to regulatory approval.

Each KWG Option entitles the holder to purchase one KWG Share at the following prices:

Number of Options	Expiry Date
6,328,580	November 2010
300,000	April 2011
1,700,000	December 2011
2,690,000	June 2012
1,820,000	September 2012
500,000	October 2012
3,410,000	November 2012
2,000,000	December 2012
2,216,600	February 2013
588,100	May 2013
400,000	October 2013
6,358,500	October 2014
26,045,000	May 2015
1,500,000	June 2015

See “Information Concerning KWG - Description of Securities - KWG Rights Plan” for a description of the material attributes of the KWG SRP Rights.

Effect of Amalgamation on Financial Condition, Results of Operations and Cash Flows

The proposed transfer of assets to Debuts and the subsequent distribution of shares of Debuts to KWG Shareholders is expected to reduce KWG’s net book value of assets by $12,000,000, including cash of $500,000 and mining assets of $12,000,000. There will also be a reduction in accounts payable of $1,000,000 and a reduction in consolidated deficit of $500,000. Projected cash flows on an annualized basis would be reduced by approximately $2,000,000.

The Amalgamation is expected to increase the book value of consolidated assets by $123,000,000, consisting mainly of mining assets valued at $113,500,000 based on the current market value of the securities exchanged for these assets.  KWG’s consolidated cash position is expected to improve by $8,500,000. There will be no increase in consolidated revenue and annualized expenses will increase by approximately $1,600,000.

Description of Securities

The following is a summary of the rights, privileges, restrictions and conditions attaching to the outstanding securities of KWG.

KWG Shares

KWG is authorized to issue an unlimited number of KWG Shares without par value, which entitle their holders to vote at any meeting of shareholders, to receive any dividend declared by KWG and to receive the remaining property of KWG on dissolution. The holders of KWG Shares have no pre-emptive, redemption, subscription or conversion rights, other than as disclosed in this Information Circular. See “Information Concerning KWG - General Development of the Business” - Developments in Fiscal Year ended December 31, 2009”. As at June 9, 2010, 589,499,206 KWG Shares are outstanding.

KWG Warrants

As at June 9, 2010, there are 184,537,494 outstanding KWG Warrants. The KWG Warrants have been issued in connection with private placement financings or as otherwise indicated. Each KWG Warrant does not confer upon the holder thereof any right or interest whatsoever as a KWG Shareholder and does not obligate the holder to purchase or pay for any KWG Shares except those shares in respect of which the holder has exercised its right to purchase. Each KWG Warrant entitles the holder thereof, subject to customary adjustment provisions in connection with certain corporate events, to purchase one KWG Share in accordance with the terms as set out below:

Expiry Date	Number of Warrants Outstanding	Exercise Price ($)(4)
August 19, 2010	1,000,000	0.10
November 25, 2010	1,410,000	0.10
November 26, 2010	7,733,037	0.10
November 30, 2010	3,076,923	0.10
December 2, 2010	6,852,373	0.10
February 22, 2011	250,000	0.10
March 31, 2012	19,545,000	0.15
April 16, 2012	11,233,654	0.15
April 21, 2012	13,191,195	0.15
May 11, 2012	503,824	0.15
June 18, 2012	1,500,000	0.10
July 16, 2012	1,000,000	0.10
October 1, 2012	2,450,169	0.10
October 4, 2012	8,400,000	0.10
October 31, 2012	18,527,640	0.10
October 31, 2012	8,697,500	0.12
December 21, 2012	4,135,000	0.15
December 21, 2012	6,920,500	0.18
December 27, 2012	141,825	0.18
March 16, 2014	26,518,854(1)	0.10(2)
August 20, 2014	26,450,000	0.10
July 21, 2014	15,000,000(3)	0.10

Notes:
(1)   Issued for anti-dilution purposes such that one KWG Warrant becomes exercisable to acquire one KWG Share upon the issuance of 5 KWG Shares issued upon the exercise of any of the 126,934,845 warrants, options or other rights to purchase, or obligations of KWG to issue, KWG Shares outstanding as at January 20, 2009. See “Information Concerning KWG - General Development of the Business - Three-Year History - Developments in Fiscal Year Ended December 31, 2009 and During 2010 Interim Period”.

(2)   In US$ and subject to the undertaking of KWG to reduce the exercise price to US$0.05, subject to regulatory approval.

(3)   Issued to the vendor in connection with the purchase by KWG of the NSR.

(4)   Anyone exercising a KWG Warrant after the record date for the Dividend (as defined below) will be entitled to receive one KWG Share and such number of common shares of Debuts as the holder would be entitled to receive if he held one KWG Share on the record date for the Dividend (as defined below). Part of the exercise price of such KWG Share may be allocated to such common shares of Debuts.

KWG Options

As at June 9, 2010, there are 55,856,780 KWG Options outstanding pursuant to the KWG Stock Option Plan. Each such option entitles the holder thereof to purchase one KWG Share subject to the terms as set out below:

Expiry Date	Number of Options Outstanding	Exercise Price ($)(1)
June 3, 2015	1,500,000	0.14
May 5, 2015	26,045,000	0.125

Expiry Date	Number of Options Outstanding	Exercise Price ($)(1)
October 15, 2014	6,358,500	0.10
October 10, 2013	400,000	0.10
May 29, 2013	588,100	0.10
February 26, 2013	2,216,600	0.10
December 11, 2012	2,000,000	0.12
November 19, 2012	3,410,000	0.12
October 23, 2012	500,000	0.15
September 14, 2012	1,820,000	0.10
June 4, 2012	2,690,000	0.10
December 29, 2011	1,700,000	0.10
March 7, 2011	300,000	0.10
November 18, 2010	6,328,580	0.10

Note:
(1)   Anyone exercising a KWG Option after the record date for the Dividend (as defined below) will be entitled to receive one KWG Share and such number of common shares of Debuts as the holder would be entitled to receive if he held one KWG Share on the record date for the Dividend. Part of the exercise price of such KWG Share may be allocated to such common shares of Debuts.

KWG Rights Plan

Effective May 25, 2010, the KWG Board adopted the KWG Rights Plan, with immediate effect As of the date hereof, the KWG Rights Plan has not been ratified and confirmed by KWG Shareholders. Such ratification and confirmation by KWG Shareholders must be obtained no later than November 25, 2010 for the KWG Rights Plan to continue in full force and effect.

The objectives of the KWG Rights Plan are to ensure, to the extent possible, that all shareholders of KWG are treated equally and fairly in connection with any take-over bid for KWG. The KWG Rights Plan discourages discriminatory, coercive or unfair take-overs of KWG and gives the KWG Board time if, in the circumstances, the KWG Board determines it is appropriate to take such time, to pursue alternatives to maximize shareholder value in the event an unsolicited take-over bid is made for all or a portion of the outstanding KWG Shares.

The KWG Rights Plan discourages coercive hostile take-over bids by creating the potential that any KWG Shares which may be acquired or held by such a bidder will be significantly diluted. The potential for significant dilution to the holdings of such a bidder can occur as the KWG Rights Plan provides that all holders of KWG Shares who are not related to the bidder will be entitled to exercise KWG SRP Rights issued to them under the KWG Rights Plan and to acquire KWG Shares at a substantial discount to prevailing market prices. The bidder or the persons related to the bidder will not be entitled to exercise any KWG SRP Rights under the KWG Rights Plan. Accordingly, the KWG Rights Plan will encourage potential bidders to make take-over bids by means of a “Permitted Bid” (as such term is defined in the KWG Rights Plan) or to approach the KWG Board to negotiate a mutually acceptable transaction. The Permitted Bid provisions of the KWG Rights Plan are designed to ensure that in any take-over bid for outstanding KWG Shares all shareholders are treated equally and are given adequate time to properly assess such take-over bid on a fully-informed basis.

The KWG Board authorized the issuance of one KWG SRP Right in respect of each KWG Share outstanding at the close of business on May 25, 2010 (the “Record Time”). In addition, the KWG Board authorized the issuance of one KWG SRP Right in respect of each additional KWG Share issued after the Record Time. The KWG SRP Rights trade with and are represented by the certificates representing the KWG Shares, including certificates issued prior to the Record Time. Until such time as the KWG SRP Rights separate from the KWG Shares (the “Separation Time”) and become exercisable, KWG SRP Rights certificates will not be distributed to shareholders. At any time prior to the KWG SRP Rights becoming exercisable, the KWG Board may waive the operation of the KWG Rights Plan with respect to certain events before they occur. The issuance of the KWG SRP Rights is not dilutive until the Separation Time or until the exercise of the KWG SRP Rights. Until the Separation Time, the exercise price (“Exercise Price”) of each KWG SRP Right is three times the market price, from time to time, of the KWG Shares. From and after the Separation Time, the Exercise Price is three times the market price, as at the Separation Time, per KWG Share. The Exercise Price is subject to adjustment as set out in the KWG Rights Plan.

A copy of the KWG Rights Plan can be obtained from SEDAR at www.sedar.com. Reference is made to the KWG Rights Plan for additional information with respect to the KWG Rights Plan.

Dividend Record

KWG has not declared or paid any dividends or distributions on the KWG Shares since incorporation. Any decision to pay dividends or distributions on the KWG Shares will be made by the KWG Board on the basis of KWG’s earnings, financial requirements and other conditions that the KWG Board may consider appropriate in the circumstances. Other than as described below, it is not contemplated that any dividends or distributions will be paid in the foreseeable future.

Prior to the completion of the Amalgamation, KWG is expected to contribute all of the shares of each of CCC (which holds KWG’s interest in the Railway Right of Way) and 7207565 Canada Inc. (which hold KWG’s interest in the NSR) and cash, paid in cash and/or satisfied by the issuance of a non-interest bearing promissory note, in an amount to be agreed upon between KWG and Spider, to Debuts, a subsidiary of KWG of which it owns approximately 98%, in exchange for Debuts’ interest in various diamond exploration projects and a number of common shares of Debuts to be specified (the “Railway Spinoff”).  It is a condition of the Amalgamation that prior to the completion of the Amalgamation, KWG will distribute all of the outstanding common shares of Debuts it holds to the shareholders of record of KWG as a dividend (the “Dividend”).

Consolidated Capitalization

The following table sets forth KWG’s consolidated share and loan capitalization (i) as at March 31, 2010, (ii) as at June 9, 2010 to reflect the effect of material changes thereto since March 31, 2010 and (iii) as at June 9, 2010 to reflect the effect of material changes thereto since March 31, 2010 and the expected effect of the Amalgamation. The table should be read in conjunction with the interim consolidated financial statements of KWG for the three-month period ended March 31, 2010, including the notes thereto, set out in Schedule “F” of this Information Circular and KWG’s MD&A for the three-month period ended March 31, 2010 discussed above, as well as the unaudited pro forma consolidated financial statements of KWG as at March 31, 2010 contained in Schedule “A” to this Information Circular.

	As at March 31, 2010	As at June 9, 2010	As at June 9, 2010 after giving effect to the Amalgamation
	($)	($)	($)
	(unaudited)	(unaudited)	(unaudited)
Share Capital
KWG Shares	21,287,218	30,155,141	99,978,813
KWG Warrants	4,941,001	4,050,410	10,669,844
KWG Options	Nil	Nil	3,320,581
Total Share Capital	26,228,219	34,205,551	113,969,238

Total Loan Capital	N/A	N/A	N/A

Prior Sales

Set forth below is information with respect to the securities of KWG issued during the 12-month period prior to the date hereof.

KWG Shares

Date of Issuance	Number of KWG Shares Issued	Price per KWG Share
July 21, 2009	15,000,000(1)	$0.065(2)
August 20, 2009	28,750,000(3)	$0.05(2)
October 16-30, 2009	2,529,967(4)	$0.10
December 7, 2009	47,489,920(5)	$0.065(2)
December 11, 2009	1,847,500(4)	$0.10
December 15, 2009	18,475,000(4)	$0.10
February 23, 2010	500,000(6)	$0.07(2)
March 17, 2010	2,363,846(4)	$0.10
March 31, 2010	39,090,000(7)	$0.125(2)
April 8, 2010	5,016,769(8)	US$0.05
April 16, 2010	22,467,308(9)	$0.125(2)
April 21, 2010	26,382,390(10)	$0.125(2)
May 11, 2010	1,007,648(11)	$0.125
May 28, 2010	990,000(4)	$0.10
May 31, 2010	2,043,355(4)	$0.10
June 1, 2010	1,614,230(4)	$0.10
June 3, 2010	5,576,250(4)	$0.10

Notes:

(1)  Issued in connection with the purchase of the NSR which closed on July 21, 2009. 15,000,000 units were issued, each unit being comprised of one KWG Share and one KWG Warrant. Each KWG Warrant entitles the holder thereof to purchase one KWG Share at an exercise price of $0.10 on or before July 21, 2014.

(2)  Purchase price per unit.

(3)  Issued pursuant to a private placement of units of securities of KWG which closed on August 20, 2009.  20,000,000 units were each comprised of one KWG Share and one KWG Warrant issued on a “flow-through” basis and 8,750,000 units were each comprised of one KWG Share and one KWG Warrant.  Each KWG Warrant entitles the holder thereof to purchase one KWG Share at an exercise price of $0.10 on or before August 20, 2014.

(4)  Issued on exercise of compensation options, KWG Warrants and/or KWG Options, as the case may be.

(5)  Issued pursuant to a private placement of units of securities of KWG which closed on December 7, 2009.  Each such unit was sold on a “flow-through” basis and was comprised of one KWG Share and one-half of one KWG Warrant.  Each whole KWG Warrant entitles the holder thereof to purchase one KWG Share at an exercise price of $0.10 on or before December 7, 2010.  In addition, qualified finders were issued, in lieu of cash finder’s fees, an aggregate of 2,204,746 compensation units comprised of one KWG Share and one half of one KWG Warrant, with each such KWG Warrant exercisable at a price of $0.10 per KWG Share on or before December 7, 2010.

(6)  Issued pursuant to a private placement of units of securities of KWG which closed on February 23, 2010.  Each such unit was comprised of one KWG Share and one-half of one KWG Warrant.  Each whole KWG Warrant entitles the holder thereof to purchase one KWG Share at an exercise price of $0.10 on or before February 23, 2011.

(7)  Issued pursuant to a private placement of units of securities of KWG which closed in three tranches on March31, 2010, April 16, 2010 and April 21, 2010, respectively (collectively, the “April 2010 Placement”).  Each unit was comprised of one KWG Share and one-half of one KWG Warrant issued on a “flow-through” basis.  Each whole KWG Warrant entitles the holder thereof to purchase one KWG Share at an exercise price of $0.15 on or before March 31, 2012.

(8)  Issued pursuant to the exercise of Cliffs Anti-Dilution Warrants in connection with the issuance of 25,083,845 KWG Shares upon the exercise of certain KWG convertible securities outstanding as at January 20, 2009.

(9)  Issued pursuant to the April 2010 Placement. Each unit was comprised of one KWG Share and one-half of one KWG Warrant issued on a “flow-through” basis.  Each whole KWG Warrant entitles the holder thereof to purchase one KWG Share at an exercise price of $0.15 on or before April 16, 2012.

(10)  Issued pursuant to the April 2010 Placement.  Each unit was comprised of one KWG Share and one-half of one KWG Warrant.  Each whole KWG Warrant entitles the holder thereof to purchase one KWG Share at an exercise price of $0.15 on or before April 21, 2012.

(11)  Issued to qualified finders in lieu of cash finder’s fees in connection with the April 2010 Placement, with each unit being comprised of one KWG Share and one-half of one KWG Warrant.  Each whole KWG Warrant entitles the holder thereof to purchase one KWG Share at an exercise price of $0.15 on or before May 11, 2012.

KWG Warrants

Date of Issuance	Number of KWG Warrants Issued	Price per KWG Share
July 21, 2009	15,000,000(1)	$0.10
August 20, 2009	28,750,000(2)	$0.10
October 16-30, 2009	2,529,967(3)	$0.10
December 7, 2009	23,744,960(4)	$0.10
December 11, 2009	1,847,500(3)	$0.10
February 23, 2010	250,000(5)	$0.10
March 31, 2010	19,545,000(6)	$0.15
April 16, 2010	11,233,654(7)	$0.15
April 21, 2010	13,191,195(8)	$0.15
May 11, 2010	1,007,648(9)	$0.125

Notes:
(1) Issued for the purchase of the NSR.

(2) Issued pursuant to a private placement of units of securities of KWG which closed on August 20, 2009.  Each such unit was comprised of one KWG Share and one KWG Warrant issued on a “flow-through basis”.  Each KWG Warrant entitles the holder thereof to purchase one KWG Share at an exercise price of $0.10 on or before August 20, 2014.

(3) Issued on exercise of compensation options, KWG Warrants and/or KWG Options, as the case may be.

(4) Issued pursuant to a private placement of units of securities of KWG which closed on December 7, 2009.  Each such unit was comprised of one KWG Share issued on a “flow-through” basis and one-half of one KWG Warrant.  Each whole KWG Warrant entitles the holder thereof to purchase one KWG Share at an exercise price of $0.10 on or before December 7, 2010.  Qualified finders were issued, in lieu of cash finder’s fees, an aggregate of 2,204,746 compensation units comprised of one KWG Share and one half of one KWG Warrant, with each such KWG Warrant exercisable at a price of $0.10 per KWG Share on or before December 7, 2010.

(5) Issued pursuant to a private placement of units of securities of KWG which closed on February 23, 2010.  Each such unit was comprised of one KWG Share and one-half of one KWG Warrant.  Each whole KWG Warrant entitles the holder thereof to purchase one KWG Share at an exercise price of $0.10 on or before February 23, 2011.

(6) Issued pursuant to the April 2010 Placement.  Each unit was comprised of one KWG Share and one-half of one KWG Warrant issued on a “flow-through” basis.  Each KWG Warrant entitles the holder thereof to purchase one KWG Share at an exercise price of $0.15 on or before March 31, 2012.

(7) Issued pursuant to the April 2010 Placement.  Each unit was comprised of one KWG Share and one-half of one KWG Warrant issued on a “flow-through” basis.  Each whole KWG Warrant entitles the holder thereof to purchase one KWG Share at an exercise price of $0.15 on or before April 16, 2012.

(8) Issued pursuant to the April 2010 Placement.  Each unit was comprised of one KWG Share and one-half of one KWG Warrant.  Each whole KWG Warrant entitles the holder thereof to purchase one KWG Share at an exercise price of $0.15 on or before April 21, 2012.

(9) Issued to qualified finders in lieu of cash finder’s fees, with each unit being comprised of one KWG Share and one-half of one KWG Warrant.  Each whole KWG Warrant entitles the holder thereof to purchase one KWG Share at an exercise price of $0.15 on or before May 11, 2012.

KWG Options

Date of Issuance(1)	Number of KWG Options Issued	Price per KWG Share
October 15, 2009	6,558,500	$0.10
May 6, 2010	26,045,000	$0.125
June 3, 2010	1,500,000	$0.14

Note:
(1)           The KWG Options vest over a period of 18 months from the date of grant and are exercisable over a period of five years.

KWG SRP Rights

Date of Issuance	Number of KWG SRP Rights Issued	Price per KWG Share
May 25, 2010(1)	587,965,306(1)	See Note(1)

Note:
(1)   Further information about the KWG Rights Plan, including with respect to the timing of issuance of the KWG SRP Rights and the Exercise Price per KWG SRP Right, is provided under the heading “Information Concerning KWG - Description of Securities - KWG Rights Plan”.

Trading Price and Volume

The outstanding KWG Shares are listed for trading on the TSX-V and on the CNSX, in each case under the symbol “KWG”.

The price of the KWG Shares as reported by the TSX-V at the close of business on May 21, 2010, the last trading day immediately before the announcement of the Amalgamation, was $0.08.  The price of the KWG Shares as reported by the TSX-V at the close of business on June 9, 2010, the last trading day immediately before the date of the Information Circular, was $0.130.

The following table sets forth information relating to the trading of the KWG Shares on the TSX-V for the periods indicated.

Period	High (Cdn$)	Low (Cdn$)	Volume
June 1 to 9, 2010	0.140	0.125	18,493,971
May 2010	0.150	0.065	73,724,900
April 2010	0.130	0.105	25,752,100
March 2010	0.145	0.050	87,683,500
February 2010	0.070	0.055	9,641,600
January 2010	0.080	0.065	20,688,100
December 2009	0.080	0.065	22,678,800
November 2009	0.075	0.060	21,372,800
October 2009	0.080	0.045	32,698,100
September 2009	0.055	0.045	14,499,100
August 2009	0.055	0.040	19,033,600
July 2009	0.055	0.020	41,308,500
June 2009	0.030	0.020	14,131,200
May 2009	0.040	0.025	21,150,700

As at the date hereof, there has been no trading of KWG Shares on the CNSX since the KWG Shares were listed on the CNSX on December 30, 2009.

Principal Shareholders

To the knowledge of the directors and executive officers of KWG, no person, firm or company beneficially owns, or controls or directs, directly or indirectly, 10% or more of the issued and outstanding KWG Shares, except as set out below:

Shareholder Name	Number of KWG Shares Owned(1)	Percentage of Issued and outstanding KWG Shares(1)
Cliffs B.V. (5)	111,733,215 (2)(3)(4)	19.0% (3)(4)

Notes:
(1)    Information provided as of June 9, 2010.

(2)    The information set out in the above table is based on publicly available information. All of the above-noted KWG Shares are held directly by Cliffs B.V. and, to the knowledge of the directors and executive officers of KWG, such KWG Shares are owned beneficially  by Cliffs B.V.

(3)   To the knowledge of the directors and executive officers of KWG, as at June 9, 2010, Cliffs B.V. beneficially owns 48,460,049 KWG Warrants. Assuming exercise of all outstanding KWG Warrants and KWG Options, Cliffs B.V. would own 160,193,264 KWG Shares, representing approximately 19.30% of the outstanding KWG Shares.

(4)    See “Information Concerning KWG After the Amalgamation” for the number of KWG Shares owned, controlled or directed following the completion of the Amalgamation, as well as the percentage that number of KWG Shares represents of the total number of KWG Shares outstanding following the completion of the Amalgamation.

(5)    To the knowledge of KWG, Cliffs B.V. is a wholly-owned subsidiary  of Cliffs.

Directors and Executive Officers

The name, province or state, and country of residence of each director and executive officer of KWG, their respective positions and offices held with KWG and their respective principal occupations during the five preceding years, the, period(s) during which each director of KWG has served in such capacity and the number of KWG Shares beneficially owned, or controlled or directed, directly or indirectly, by each of the directors and executive officers of KWG are set out in the table below. Each director will hold office until the next annual meeting of KWG Shareholders or until the appointment or election of his or her successor, unless he or she resigns or his or her office becomes vacant by removal, death or other cause or is replaced in accordance with the by-laws of KWG.

Name, Position with KWG and Province/State and Country of Residence (5)	Principal Occupation	Date Became a Director of KWG	Number of KWG Shares Owned
FRANK C. SMEENK,(2) President, Chief Executive Officer and Director Ontario, Canada	President and CEO of KWG since 2004; President and CEO of Fletcher Nickel Inc., a public junior mining company, since November 2007.	April 14, 1998	9,152,000 of which 1,010,000 are held indirectly

MICHAEL S. HARRINGTON,(3) (4)(7) Director Colorado, USA	Independent business consultant since 1995	April 14, 1998	2,040,000

MOUSSEAU TREMBLAY,(2) Director Ontario, Canada	President and General Manager of Mousseau Tremblay Inc., a mining consulting, firm since 1971.	June 28, 2002	1,224,977 of which 807,477 are held indirectly

DOUGLAS M. FLETT,(2) (3) (4) Director Ontario, Canada	Treasurer and general counsel of Fletcher Nickel Inc., a junior mineral exploration company, since November 2007; President of Fletcher Nickel Inc. from 2003 to November 2007.	January 25, 2006	984,000 of which 496,000 are held indirectly

Name, Position with KWG and Province/State and Country of Residence (5)	Principal Occupation	Date Became a Director of KWG	Number of KWG Shares Owned
BRUCE REID(4)(6) Director Ontario, Canada	President and CEO of Carlisle Goldfields Limited, a junior mining company, since June 2009; President and CEO of U.S. Silver Corp., a mining company, from June 2006 to November 2009; Vice-President of Research Capital, an investment firm, from 2002 to 2006.	July 9, 2009	7,154,500

RENÉ GALIPEAU(3) (6) Director Ontario, Canada	Vice-Chairman and CEO of Nuinsco Resources Limited, a mineral exploration and development company, since June 2006; Vice-Chairman and CEO of Victory Nickel Inc., a nickel exploration and development company, since February 2007; Senior Vice-President and CFO of HMZ Metals Inc., a metals company, from September 2004 to February 2006.	March 30, 2010	100,000

CYNTHIA THOMAS(6) Director Illinois, USA	Principal of Conseil Advisory Services Inc., an independent financial advisory firm, since 2000.	May 22, 2010	Nil

THOMAS E. MASTERS Chief Financial Officer Ontario, Canada	Public accountant.	N/A	300,000

MAURICE J. LAVIGNE Vice-President, Development and Exploration Ontario, Canada	Vice-President, Development and Exploration of KWG since August 2009.	N/A	3,400,000

Notes:

(1)  The information as to residence, principal occupation and number of KWG Shares beneficially owned, or controlled or directed, directly or indirectly, was provided by the respective individuals.

(2)  Member of the Governance Committee.

(3)   Member of the Audit Committee.

(4)   Member of the Compensation Committee.

(5)  Mr. Fink resigned as a director of KWG on May 21, 2010.

(6)  Members of the special committee of the KWG Board appointed to consider the potential take-over bid by Cliffs for all the outstanding KWG Shares.

(7)  Mr. Harrington ceased to be the Chairman of the KWG Board in May 2010.

Securityholdings
As at June 9, 2010, the directors and executive officers as a group beneficially owned, or controlled or directed, directly or indirectly, 20,455,477 KWG Shares representing approximately 3.47% of the issued and outstanding KWG Shares.

Biographies of Directors and Key Employees

Frank C. Smeenk earned his B.A. and LL.B. degrees at the University of Western Ontario and was admitted to The Law Society of Upper Canada in 1976. In 1987, he left the practice of law to join the resource industry and has served as Executive Director of Deak Resources Corporation and as Chairman and CEO of both MacDonald Mines Exploration Limited and MacDonald Oil Exploration Limited, when they were both active in exploring their various concessions in the Republic of Cuba.  He has been a director of numerous resource companies including Northfield Capital Corporation, Northfield Minerals Inc., NFX Gold Inc., Genoil Inc., Nuinsco Resources Limited, Perrex Gold Inc., Conquest Resources Limited and Armistice Resources Limited. He is a Director of Strike Minerals Inc., of Carlisle Goldfields Limited and of Debuts Diamonds Inc. and is President and Chief Executive Officer of Fletcher Nickel Inc.

Michael S. Harrington is a graduate in accounting from Iona University (New York). From 1991 to 1995, he was President of Cyprus Magadan Gold Mining Company, a subsidiary of Cyprus Amax formed to manage its projects in Russia. From 1986 to 1991, Mr. Harrington was Vice-President of Corporate Development at Cyprus Minerals where he supervised all its gold, coal, copper and iron operations worldwide related to acquisitions and disposals. Since his retirement from Cyprus Amax in 1995, Mr. Harrington has been advising several mining companies on financing.

Mousseau Tremblay, obtained a Doctorate’s degree in Geology at McGill in 1956.  He is registered as a professional engineer (mining) in the province of Ontario.  During the first 14 years of his career he was at the employ of Anglo American Corp. of South Africa Ltd, (A.A.C.) DeBeers Consolidated Diamond Mines Ltd and their subsidiary, Williamson Diamonds Ltd. He was chief geologist, diamonds, for North America in 1961.  In 1965 he took up a five year mandate executive vice-president of newly founded SOQUEM, the state-owned Quebec Mining Exploration Company.  From 1970, at the expiration of his SOQUEM mandate, until 1980, he opened a consultant’s practice in mineral exploration, mining development and in socio-economic matters of the mining domain and became special adviser; mining and mineral development, to the President of the Canadian International Development Agency (CIDA), on a half-time basis.  He was, concurrently during the period, consulting for many large mining firms, Canadian and foreign, the United Nations, the James Bay Development Corporation, the Federal Department of Indian Affairs, the Algerian Government, the French Government COGEMA.  From 1980 to early 1984, he was internal consultant to the French Government’s owned company, COGEMA.  He became the Head of the Natural Diamond Division, a part of a diversification unit moving away from nuclear activities.  During 1984 he worked as a consultant in Southern Africa. In February 1985, he was named Director of the Earth and Engineering Sciences Division of the International Development Research Center (IDRC) in Ottawa.  He held this position until March 1992. In April 1992 he resumed his consulting practice.  He has been involved mostly in initiating, according to his own ideas developed in the early 1980’s, diamond exploration and sampling operations in the Central African Republic under the aegis of United Reef Ltd.  He also evaluated the alluvial diamond prospects of Golden Star Resources Ltd in Guyana. From 1998 onward, Dr. Tremblay became involved with the geological exploration and the development of diamond properties in Brazil: in Goïas, north of the Coromandel diamond district and in Mato Grosso where he has directed the diamond exploration work and development of a Joint Venture project joining Emerging Africa Gold (EAG) and Juina Mining Corporation. He is a member of the Association of Professional Engineers of Ontario, a fellow of the (British) Institution of Mining and Metallurgy, and a life member of the Canadian Institute of Mining and Metallurgy.  He has also been Chairman of the Geology Division of the CIM and a Councilor on the Board of the G.A.C.

Douglas M. Flett LL.B. completed three years of the Bachelor of Commerce Program and three years of Law School at the University of Windsor and received his LL.B. in 1972 and was called to the Ontario Bar in 1974. He was in private practice focusing on corporate, commercial and real estate development until 1996 and remains a member in good standing of the Law Society of Upper Canada. After retiring from the practice of law he pursued his writing hobby and a new career in the mining industry. He is a past director of Kenora Prospectors &Miners Ltd., a past president and currently a founding director of Fletcher Nickel Inc., a director of Debuts Diamonds Inc. and a director of KWG Resources Inc. since 1996. He has written and published two novels and a number of short stories and articles.

Bruce Reid is President and CEO of Carlisle Goldfields Limited since June 2009.  Before that date, he was President and CEO of U.S. Silver Corp. from June 2006 to November 2009; and Vice-President, Corporate Finance of Research Capital from 2002 to 2006.

Rene R. Galipeau is a C.G.A. Mr. Galipeau is a professional accountant with over  35 years of international experience in the steel and mining industries. He has held senior positions in finance, administration, marketing, trading and operations with a number of senior and junior gold and base metals mining companies in Canada and the United States with operations on most continents.  Prior to becoming Vice-Chairman and CEO Nuinsco Resources Limited and Victory Nickel Inc. he was Chairman of Nuisnco Resources Limited, Senior Vice-President and CFO of HMZ Metals Inc. from September 2004 to February 2006 and Executive Vice President and Chief Financial Officer of Breakwater Resources Limited from 1993 to 1994.  Mr. Galipeau has been a director of eleven public companies and two private companies and currently sits on three boards.  As such he has been very involved in a variety of corporate transactions including friendly and unfriendly takeovers, mergers, IPO's and acquisitions.

Cynthia Thomas is Chair of the Board of Victory Nickel Inc. and has 28 years of banking and mine finance experience, and currently acts as principal of Conseil Advisory Services Inc., an independent financial advisory firm specializing in the natural resource industry which she founded in 2000. Recent mandates include providing strategic advisory services to Mercator Minerals, Luna Gold, Aquila Resources, Capstone Mining, Sherwood Copper and Xstrata Nickel and Yukon Zinc. Prior to founding Conseil, Ms. Thomas worked with Bank of Montreal, Scotiabank and ScotiaMcLeod in the corporate and investment banking divisions.  Ms. Thomas is Chair of the Special Committee.

Thomas E. Masters graduated from the University of Toronto with an Honours B.A. in 1983.  He became a Chartered Accountant in 1987 and is currently the managing partner of the accounting firm of Palmer Reed where he has been employed for the past 25 years.  He has extensive experience with the auditing of public companies and is well versed in establishing and maintaining operational and financial policies and procedures.

Maurice J. Lavigne. As a native of Timmins, Moe's career in the mining industry began during high-school. As a student from 1974 to 1982, he worked for mining companies in a wide range of duties from underground miner, to open pit geological technician. However most of his summers were spent in a tent, as an explorationist. He obtained a H.BSc. in Geology from Brock University in 1979 and a M.Sc. in Geology at McMaster University in 1983. In 1983, he joined the Ontario Geological Survey conducting research on gold deposits. In 1984 he became the Resident Geologist for the Red Lake District and transferred to Thunder Bay in 1988. Subsequent to becoming a mineral exploration consultant in 1997, he was engaged by North American Palladium Ltd. As their exploration manager, he was responsible for planning and executing the company's property acquisition, surface exploration, and resource expansion program in the Lac des Iles area. This program has delineated over 10 million ounces of palladium at the Lac des Iles mine site. In May of 2001, Moe became North American Palladium's Vice President of Exploration. In 2004 he joined Galantas Gold Corporation in Northern Ireland as Vice-President and Director and played a key role in bringing its gold mine to production. In 2007 he was appointed president of East West resource Corporation. Moe was appointed Vice-President of Exploration & Development for KWG in August of 2009.

Bankruptcy, Insolvency and Cease Trade Orders

Cease Trade Orders

Other than as described below, to the knowledge of KWG, no director or executive officer of KWG is, or was within the ten years prior to the date hereof, a director, chief executive officer or chief financial officer of any company (including KWG and personal holding companies) that:

(a)
was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Mr. René Galipeau, served as Senior Vice-President and Chief Financial Officer of HMZ Metals Inc. in 2005 when a cease trade order was issued halting trading by management and insiders of HMZ Metals Inc. due to failure to file interim financial statements. The cease trade order was in effect until two days following the filing of financial statements for the three-month period ended June 30, 2005, which statements were filed on October 19, 2005. Subsequent to resigning from his position at HMZ Metals Inc., Mr. Galipeau was subject to a management cease trade order in connection with the failure of HMZ Metals Inc. to file annual financial statements for the year ended December 31, 2005, which statements were filed on December 21, 2007.

A cease trade order was issued against Diagem Inc. while Mr. Mousseau Tremblay was a director of such company.  Such cease trade order resulted from Diagem Inc.’s failure to meet regulatory requirements as a result of insolvency.

Bankruptcies

To the knowledge of KWG, no director or executive officer of KWG, no shareholder holding a sufficient number of securities of KWG to affect materially the control of KWG and no holding company of any of the foregoing persons or companies:

(a)
is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including KWG and personal holding companies) that, while such person was acting in that capacity, or within a year of such person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)
has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Penalties or Sanctions

Other than as described below, to the knowledge of KWG, no director or executive officer of KWG, no shareholder holding a sufficient number of securities of KWG to affect materially the control of KWG and no holding company of any of the foregoing persons or companies, has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

On June 8, 1999 MacDonald Oil Exploration Ltd. (“MacDonald Oil”) commenced a share exchange takeover bid offering under the provisions of the CBCA, for the shares of Bresea Resources Ltd. (“Bresea”) (the “Offer”). Thirty-five minutes prior to the Offer’s expiry on July 12, 1999, the Ontario and Alberta Securities Commissions (the “Commissions”) issued Temporary Orders to cease trading in the shares of Bresea and the consideration to be paid for some 22 million Bresea shares previously tendered to the Offer. At a joint hearing of the Commissions convened on August 11, 1999 the Commissions issued orders (the “Orders”) in both Alberta and Ontario that trading cease by MacDonald Oil in the shares of Bresea and the consideration to have been paid for them by MacDonald Oil until, among other things, all such Bresea shares were returned to or withdrawn by their prior holders. All the Bresea shares were returned or withdrawn. Mr. Smeenk was, at the time of the Orders’ effect, an officer and director of MacDonald Oil.

In consequence of the Orders, MacDonald Oil was unable to satisfy its auditor as to the value of its investment in the Offer, prior to the time for filing its subsequent annual financial statements. Its application to the OSC for leave to therefore extend the time for filing was declined by the issue of a 15-day Temporary Order on February 2, 2000 which was dissolved on its expiry by the Issuer’s timely filings in the interim. Mr. Smeenk was made a party to the Temporary Order as a then-current insider of the Issuer.

Mr. Smeenk and MacDonald Oil (and other persons) entered into a settlement agreement with the OSC dated January 8, 2001 whereunder the parties agreed to the settlement of proceedings initiated by the OSC in respect of instances of non-compliance by Mr. Smeenk and MacDonald Oil (and others) with filing, disclosure and trading requirements under Ontario securities laws. The terms of the settlement provided that, inter alia, (i) each of the respondents would be reprimanded by the OSC; (ii) Mr. Smeenk would make a payment of $5,000 to the OSC in respect of the OSC’s costs; (iii) commencing March 21, 2001, Mr. Smeenk would cease trading in any securities acquired by him after the date of the settlement for a period of one year; and (iv) Mr. Smeenk could continue as a director and as executive vice-president of MacDonald Oil but would be prohibited, for a period of two years, from assuming the responsibilities of certain of MacDonald Oil’s other offices, or acting as the chair of its board of directors or of any of its board committees.

Final Orders to cease trading in the shares of MacDonald Oil were issued by the OSC on January 24, 2002, by the British Columbia Securities Commission on January 25, 2002 and by the Quebec Securities Commission on February 4, 2002. Mr. Smeenk continues to be a director and officer of MacDonald Oil.

Conflicts of Interest

The directors of KWG are required by law to act honestly and in good faith with a view to the best interest of KWG and to disclose any interests that they may have in any project or opportunity of KWG. In the event a conflict of interest arises, a director is required to disclose the nature and extent of any material interest he/she has in any material contract or proposed contract of KWG, as soon as the director becomes aware of the agreement or the intention of KWG to consider or enter into the proposed agreement and the director must refrain from voting.

To the best of KWG’s knowledge, there are no known existing or potential material conflicts of interest between KWG (or any of its subsidiaries) and any current director or officer of KWG (or any of its subsidiaries). However, certain of the directors and officers serve as directors, officers, and/or members of management of other resource companies. Accordingly, conflicts of interest may arise in the future.

Executive Compensation

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis (“CD&A”) is to provide information about KWG’s executive compensation objectives and processes and to discuss compensation decisions relating to KWG’s senior officers, being the two identified named executive officers (the “NEOs”) in 2009. The NEOs who are the focus of the CD&A and who appear in the compensation tables are: Frank C. Smeenk, President and Chief Executive Officer (“CEO”) and Thomas E. Masters, who is Chief Financial Officer (“CFO”) since September 2009. Information is also provided on the remuneration of Leonard Teoli, who was CFO from May to September 2009 and Martin Nicoletti who was CFO until May 2009.

Compensation Committee

In order to assist the KWG Board in fulfilling its oversight responsibilities with respect to human resources matters, the KWG Board has established the compensation committee (the “Compensation Committee”). During the most recently completed fiscal year, the Compensation Committee was comprised of three directors, namely Michael S. Harrington, Michel L. Côté until his resignation in November 2009 and Douglas M. Flett. In November 2009, following the resignation of Michel Côté from the KWG Board, Bruce Reid was nominated to the Compensation Committee. With the exception of Michael S. Harrington, the Compensation Committee members are independent within the meaning of NI 58-101.

Mr. Harrington is not considered to be independent because he is an employee of KWG. The KWG Board has discussed Mr. Harrington’s appointment to the Compensation Committee and has determined that such appointment is appropriate given Mr. Harrington’s experience in the mining industry. Mr. Harrington removes himself from any decisions relating to his own compensation.

The Compensation Committee’s purpose is to: (i) establish the objectives that will govern KWG’s compensation program; (ii) oversee and approve the compensation and benefits paid to the CEO and other senior officers; (iii) recommend to the KWG Board for approval executive compensation; (iv) oversee the KWG Stock Option Plan; and (iv) promote the clear and complete disclosure to shareholders of material information regarding executive compensation.

Compensation Process

The Compensation Committee relies on the knowledge and experience of its members and the recommendations of the CEO to set appropriate levels of compensation for senior officers. Neither KWG nor the Compensation Committee currently has any contractual arrangement with any executive compensation consultant.

The Compensation Committee reviews and makes determinations with respect to senior officer compensation on an annual basis. When determining senior officer compensation, the Compensation Committee evaluates the CEO’s achievements during the preceding year and reviews the performance of other senior officers (as evaluated by the CEO based on their achievements during the preceding year).

The Compensation Committee uses all the data available to it to ensure that KWG is maintaining a level of compensation that is both commensurate with the size and activities of KWG and sufficient to retain key personnel.

In reviewing comparative data, the Compensation Committee refers to public information on executive compensation but does not engage in benchmarking for the purpose of establishing compensation levels relative to any predetermined level. It did, however, look at compensation paid to executives by certain companies such as Freewest Canada Resources Inc. and Nuinsco Resources Limited. In the Compensation Committee’s view, external data provides insight into external competitiveness, but it is not an appropriate single basis for establishing compensation levels for KWG. External data is considered, along with an assessment of individual performance and experience, KWG’s business strategy, and general economic considerations.

The Compensation Committee reviews the elements of the NEOs’ compensation in the context of the total compensation package (including base salary, long-term equity incentive awards, including prior awards under the KWG Stock Option Plan) and recommends the NEOs’ compensation packages. The Compensation Committee’s recommendations regarding NEO compensation are presented to the independent members of the KWG Board for their consideration and approval.

From time to time the KWG Board grants stock options. The KWG Board determines the particulars with respect to all options granted to senior officers and takes into account the previous grants. The exercise price of each option awarded under the KWG Stock Option Plan is the closing price of the KWG Shares on the day preceding the grant.

Compensation Program

Principles/Objectives of the Compensation Program

The primary goal of KWG’s executive compensation program is to attract, motivate and retain top quality individuals at the executive level. The program is designed to ensure that the compensation provided to KWG’s senior officers is determined with regard to KWG’s business strategy and objectives, such that the financial interests of the senior officers are matched with the financial interests of the shareholders.

Compensation Program Design and Analysis of Compensation Decisions

Standard compensation arrangements for KWG’s senior officers are composed of the following elements, which are linked to KWG’s compensation and corporate objectives as follows:

Compensation Element	Link to Compensation Objective	Link to Corporate Objectives
Base Salary or Consultant Fees	Attract and retain Reward	Competitive pay ensures access to skilled employees necessary to achieve corporate objectives. Yearly review based on NEO performance.
Stock Options	Motivate, reward and align interests with shareholders	Long-term incentives motivate and reward senior officers to increase shareholder value by the achievement of long-term corporate strategies and objectives.

KWG is an exploratory stage mining company and will not be generating revenues from operations for a significant period of time. As a result, the use of traditional performance standards, such as corporate profitability, is not considered by the Compensation Committee to be appropriate in the evaluation of corporate or NEO performance. The compensation of the senior officers is based, in substantial part, on industry compensation practices, trends in the mining industry as well as achievement of KWG’s business plans. In addition to the above compensation elements, the Compensation Committee is empowered to grant cash bonuses to senior officers in order to reward exceptional performance.

Base Salaries and Consultant Fees

KWG provides NEOs with base salaries and/or consulting fees which represent their minimum compensation for services rendered during the fiscal year. NEOs’ base salaries depend on the scope of their experience, responsibilities, leadership skills, and performance. Base salaries and consulting fees are reviewed annually by the Compensation Committee. A description of the material terms of the CEO employment contract is provided under “Termination and Change of Control Benefits” below. In addition to the above factors, decisions regarding salary increases are impacted by each NEO’s current salary, general industry trends and practices, competitiveness, and KWG’s existing financial resources.

Stock Options

The grant of KWG Options pursuant to the KWG Stock Option Plan is an integral component of the compensation packages of the senior officers of KWG. The Compensation Committee believes that the grant of KWG Options to senior officers and Common Share ownership by such officers serves to motivate achievement of KWG’s long-term strategic objectives and the result will benefit all shareholders. KWG Options are awarded by the KWG Board based upon the recommendation of the Compensation Committee, which bases its decisions upon the level of responsibility and contribution of the individuals toward KWG’s goal and objectives. The Compensation Committee considers the overall number of KWG Options that are outstanding relative to the number of outstanding KWG Shares in determining whether to make any new grants of KWG Options and the size of such grants. The Compensation Committee’s decisions with respect to the granting of KWG Options are reviewed by the KWG Board and are subject to its final approval.

On May 19, 2010, the shareholders of KWG approved an amendment to the KWG Stock Option Plan to change the maximum number of KWG Options issuable under the KWG Stock Option Plan from 40,000,000 KWG Options to that number of KWG Options equal to 10% of the number of issued and outstanding KWG Shares, from time to time. All other terms and conditions of the stock option plan remain unchanged.

Short-Term Compensation Incentives

Standard compensation arrangements for KWG’s senior officers are composed of base salary or consulting fees and stock options. In addition to the above compensation elements, the Compensation Committee is empowered to grant cash bonuses to senior officers in order to reward exceptional performance.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Option-based Awards ($) (10)	Non-equity Incentive Plan Compensation ($)	All other Compensation ($)	Total Compensation ($)
Frank C. Smeenk (1) President, Chief Executive Officer and Director	2009 2008	148,000 114,000	14,820 35,059	250,000 (2) Nil	137,500(3) 20,500(4)	550,320 169,559
Thomas E. Masters (5) Chief Financial Officer	2009	39,194	22,800	Nil	Nil	61,994
Leonard Teoli (6) Chief Financial Officer	2009	87,317	4,275	Nil	17,400(7)	108,992
Martin Nicoletti (8) Chief Financial Officer	2009 2008	28,670 66,950	Nil 6,800	Nil Nil	35,000(9) Nil	63,670 73,750

Notes:

(1)  Mr. Smeenk’s salary was paid in part ($38,000) by CCC. An amount of $30,000 payable at the end of 2009 was paid in January 2010.

(2)  Represents a performance bonus of $250,000.

(3)  Includes director fees of $12,500 and a retention bonus of $125,000 paid in connection with the completion of the transactions contemplated by the Cliffs Option Agreement. (See “Information Concerning KWG - Business of KWG – General Development of the Business – Three Year History – Developments in Fiscal Year ended December 31, 2009” above and “Termination and Change of Control Benefits” below for information regarding such retention bonus.)

(4)  Represents director fees.

(5)  Mr. Masters was appointed Chief Financial Officer on September 1, 2009. Mr. Masters is paid a minimum of $5,000 per month. Mr. Masters is a partner of Palmer Reed, an accounting firm which provides accounting services to KWG. KWG paid a total of $39,195 to Palmer Reed for services provided in 2009, including the services of Mr. Masters as CFO of KWG. An additional amount of $18,260 was paid to Palmer Reed by Debuts, a subsidiary of KWG.

(6)  Mr. Teoli was Chief Financial Officer from May 1 to August 31, 2009. The fees include an amount of $14,000 paid by Debuts.

(7)  Includes director fees of $2,400 and a retention bonus of $15,000 paid in connection with the completion of the transactions contemplated by the Cliffs Option Agreement. (See “Information Concerning KWG - Business of KWG – General Development of the Business – Three Year History – Developments in Fiscal Year ended December 31, 2009” above and “Termination and Change of Control Benefits” below for information regarding such retention bonus.)

(8)  Mr. Nicoletti resigned as Chief Financial Officer as of May 1, 2009. The consulting fees was paid to a private company controlled by Mr. Nicoletti and included accounting services.

(9)  Includes a retention bonus of $15,000 and a severance indemnity of $20,000 paid in connection with the completion of the transactions contemplated by the Cliffs Option Agreement. (See “Information Concerning KWG - Business of KWG – General Development of the Business – Three Year History – Developments in Fiscal Year ended December 31, 2009” above and “Termination and Change of Control Benefits” below for information regarding such retention bonus.)

(10)  Represents the aggregate fair value on the dates of grant of the options under the KWG Stock Option Plan. The grant date fair value has been calculated using the Black and Scholes model as shown in the consolidated financial statements of KWG for the year ended December 31, 2009. The key assumptions and estimates used for the calculation of the grant date fair value include:

Year	Risk-free interest rate	Volatility	Expected life
2009	1.87%	100%	5 years
2008	3.85%	85.0%	5 years

Analysis of Compensation Decisions

In 2009, the Compensation Committee recommended the payment of a $250,000 bonus to the CEO for his exceptional contribution to the development of KWG, including the creation of Debuts and the transfer of the diamond assets, thus positioning KWG for a leadership role in the base metal sector of the mining exploration industry; the negotiation of the interest in the Freewest option property and the renegotiation of the Freewest joint venture; the negotiation of an important relation with Cliffs, an international mining and natural resources company; the acquisition of the NSR on properties in the Ring of Fire; the staking of the claims in view of the construction of the railroad link to the Big Daddy Project; and the Attawapiskat joint venture.

Outstanding option-based awards

The following table sets forth all awards outstanding as at December 31, 2009.
Name	Number of securities underlying unexercised options (#)(1)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (2)
Frank C. Smeenk	124,500 1,600,000 290,000 550,000 330,000 800,000 495,500 29,000 100,000 260,000	0.12 0.10 0.10 0.10 0.10 0.12 0.10 0.10 0.10 0.10	25-04-2010 18-11-2010 29-12-2011 04-06-2012 14-09-2012 19-11-2012 26-02-2013 29-05-2013 10-10-2013 15-10-2014	Nil
Thomas E. Masters	400,000	0.10	15-10-2014	Nil
Notes:

(1)  All options granted vested as to 25% on the date of grant and as to 12.5% on each three-month anniversary thereafter.
(2)  None of these options were in-the-money on December 31, 2009 based on the closing price of the KWG Shares on the TSX-V of $0.08 on December 31, 2009.

Incentive plan awards – value vested or earned during the year

Name	Option-based awards - Value vested during the year ($)(1)	Non-equity incentive plan compensation - Value earned during the year ($)
Frank C. Smeenk	Nil	250,000 (2)
Thomas E. Masters	Nil	Nil
Leonard Teoli	Nil	Nil
Martin Nicoletti	Nil	Nil
Notes:

(1) All options granted vested as to 25% on the date of grant and as to 12.5% on each three-month anniversary thereafter. No value would have been realized if the options under the option-based award had been exercised on the vesting dates since none of the options were in-the-money on such dates.
(2) See “Summary Compensation Table - Analysis of Compensation Decisions” above.

Termination and Change of Control Benefits

NEO Contract

On October 8, 2008, KWG entered into an employment agreement with Mr. Frank C. Smeenk (the “Smeenk Agreement”). The term of the Smeenk Agreement is automatically extended from year to year. KWG may terminate the Smeenk Agreement at any time without cause provided that KWG pays at the time of termination an amount equal to 1.5 times his then-current annual salary and 1.5 times his annual performance bonus most recently paid. In the event Mr. Smeenk dies or becomes incapacitated, a payment of 12 months’ salary shall be paid to his wife or his estate. In the event of a change of control of KWG and the employment of Mr. Smeenk is terminated within the period of three (3) years following the date of the change of control (“Involuntary Termination”), KWG shall pay to Mr. Smeenk an amount equivalent to three (3) times the then-current annual salary and three (3) times the annual bonus most recently paid. In addition, Mr. Smeenk will be allowed to exercise all stock options granted to him which had not previously been exercised, including options not otherwise exercisable or, at his election, receive from KWG an amount equal to the positive difference, if any, between the market price (as defined in the Ontario Securities Act) of the shares on the date of the Involuntary Termination and the average price at which Mr. Smeenk has the right to exercise the options or, he may elect to have KWG arrange for him to participate in the KWG Stock Option Plan or any other stock option plan or plans applicable to KWG’s senior management for a further period of three (3) years from the date of the Involuntary Termination and to exercise all rights with respect to options granted under that plan or plans as if he were employed during this period. Within 10 days of a change of control of KWG, KWG shall pay to Mr. Smeenk a lump sum amount of $125,000 as a retention bonus. The Smeenk Agreement defines change of control as, the occurrence of any of the following events after October 8, 2008: (i) any change in the holding, direct or indirect, of shares of KWG which would result in persons or a group of persons acquiring a position to exercise effective control of KWG (including any holdings of shares entitling the holders to cast 20% or more of the votes attaching to the KWG Shares), (ii) the members of the KWG Board, as at October 8, 2008, ceasing to constitute a majority of the KWG Board within any 12 month period, or (iii) a sale of 50% of the assets of the business to a person who is not affiliated with KWG. In February 2010, the Smeenk Agreement was reviewed by the Compensation Committee following which the Mr. Smeenk’s annual salary was increased to $204,000 with all other terms and conditions of the Smeenk Agreement remaining the same.

In addition, Michael S. Harrington, chairman of KWG, is entitled to a retention bonus of US$75,000 as per provisions of his employment agreement. Mr. Harrington is not considered to be an NEO of KWG and no further details regarding his employment contract are provided herein.

The following table provides estimates of the incremental amounts that would have been payable by KWG to Frank Smeenk assuming termination and/or change of control events occurred on December 31, 2009.

Type of event	Salary
Termination without cause	$222,000
Death or permanent disability	$148,000
Change of control	$125,000
Termination without cause following a change of control	$1,194,000

Although according to the Smeenk Agreement described above, all options granted to Mr. Smeenk will vest in the event of termination without cause and change of control, no gain would have been realized as of December 31, 2009 since none of the options were in-the-money on December 31, 2009.

Other Change of Control Commitments

On November 18, 2005, the KWG Board approved a resolution which was reconfirmed and reapproved in October 2008 providing for lump sum payments to certain directors and officers of KWG, including a payment of $125,000 to the CEO, as described above, on the occurrence of a merger, take-over or change of control of KWG, as defined by the KWG Board. (See Notes 3, 7 and 9 under “Summary Compensation Table” above.)

During the year ended December 31, 2009, Mr. Nicoletti received a severance indemnity of $20,000 in connection with the termination of his involvement with KWG as Chief Financial Officer.

Directors’ Compensation

The Compensation Committee is responsible for developing the directors’ compensation plan which is approved by the KWG Board. The objectives of the directors’ compensation plan are to compensate the directors in a manner that is cost effective for KWG and competitive with other comparable companies and to align the interests of the directors with the shareholders.

Fees

Each director who is not an officer or employee of KWG received a monthly retainer of $600 during the most recently completed financial year of KWG and will receive a monthly retainer of $1,000 during the current financial year of KWG.  The Chairman receives an additional monthly amount of $1,000.

Summary Compensation Table

The following table summarizes the compensation paid or payable and options granted in 2009 to the non-executive directors of KWG.

Name	Fees Earned ($)	Option-based awards ($)	All Other Compensation ($)	Total Compensation ($)
M. Harrington (1)	74,720	14,820	75,000(6)	164,540
M. Tremblay (2)	7,200	14,820	60,000(6)	82,020
M. Côté (3)	45,000	14,820	60,000(6)	119,820
D. Flett	7,200	10,545	25,000(6)	42,745
R. Fink (4)	4,800	39,045	Nil	43,845
B. Reid (5)	3,000	39,045	Nil	42,045

Notes:

(1)  Mr. Harrington has an employment agreement with KWG. He was appointed Chairman of the KWG Board in April 2009 and resigned from such appointment in May 2010.
(2)  Mr. Tremblay resigned as Chairman of the KWG Board in April 2009.
(3)  Mr. Côté resigned from the KWG Board in November 2009.
(4)  Mr. Fink was elected to the KWG Board on April 15, 2009.
(5)  Mr. Reid was nominated to the KWG Board on July 9, 2009.
(6)  Represents a retention bonus paid in connection with the completion of the transactions contemplated by the Cliffs Option Agreement. (See “Information Concerning KWG - Business of KWG – General Development of the Business – Three Year History – Developments in Fiscal Year ended December 31, 2009” and “Termination and Change of Control Benefits” above for information regarding such retention bonus).

Incentive plan awards – value vested during the year

Outstanding option-based awards

The following table sets forth all awards outstanding as at December 31, 2009.
Name	Number of securities underlying unexercised options (#) (1)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (2)
Michael Harrington	124,500 1,600,000 290,000 550,000 330,000 800,000 495,500 29,000 100,000 260,000	0.12 0.10 0.10 0.10 0.10 0.12 0.10 0.10 0.10 0.10	25-04-2010 18-11-2010 29-12-2011 04-06-2012 14-09-2012 19-11-2012 26-02-2013 29-05-2013 10-10-2013 15-10-2014	Nil
Mousseau Tremblay	90,000 694,000 240,000 370,000 395,000 450,000 259,000 29,000 100,000 260,000	0.12 0.10 0.10 0.10 0.10 0.12 0.10 0.10 0.10 0.10	25-04-2010 18-11-2010 29-12-2011 04-06-2012 14-09-2012 19-11-2012 26-02-2013 29-05-2013 10-10-2013 15-10-2014	Nil
Douglas L. Flett	300,000 140,000 260,000 140,000 350,000 175,000 185,000	0.10 0.10 0.10 0.10 0.12 0.10 0.10	07-03-2011 29-12-2011 04-06-2012 14-09-2012 19-11-2012 26-02-2013 15-10-2014	Nil

Name	Number of securities underlying unexercised options (#) (1)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (2)
Richard Fink	685,000	0.10	15-10-2014	Nil
Bruce Reid	685,000	0.10	15-10-2014	Nil
Notes:
(1)  All options granted vested as to 25% on the date of grant and as to 12.5% on each three-month anniversary thereafter.
(2)  None of these options were in-the-money on December 31, 2009 based on the closing price of the KWG Shares on the TSX-V of $0.08 on December 31, 2009.

Incentive plan awards – value vested during the year

No value would have been realized if the options under the option-based award had been exercised on the vesting date since none of the options were in-the-money during the fiscal year ended December 31, 2009.

Indebtedness of Directors and Executive Officers

As of the date hereof or at any time within thirty days prior to the date hereof, no executive officer, director, employee, or former executive officer, director or employee of KWG or any of its subsidiaries is or was indebted in respect of any purchase of securities or otherwise to KWG, to any subsidiary of KWG or to any other entity for which the indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by KWG or any of its subsidiaries.

No person who is, or was at any time during the most recently completed financial year, a director or executive officer of KWG, nor any associate of any such director or executive officer is, or at any time since the beginning of the most recently completed financial year has been, indebted to KWG or any subsidiary of KWG, or indebted to another entity, which indebtedness is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by KWG or any of its subsidiaries, in respect of any security purchase program or any other program.

Audit Committee Disclosure

Charter of the Audit Committee

The Charter of the audit committee of KWG (the “Audit Committee”) is attached as Schedule “G” hereto.

Composition of the Audit Committee

The Audit Committee is currently composed of Messrs. René Galipeau, Douglas M. Flett and Michael S. Harrington. Under NI 52-110, a director of an Audit Committee is “independent” if he or she has no direct or indirect material relationship with the issuer, that is, a relationship which could, in the view of the KWG Board, reasonably be expected to interfere with the exercise of the member’s independent judgment.

The KWG Board has determined that Messrs Galipeau and Flett are “independent” within the meaning of sections 1.4 and 1.5 of NI 52-110.  Mr. Harrington is not considered “independent” since he is an employee of KWG. The KWG Board has determined that all three members of the Audit Committee are “financially literate” within the meaning of section 1.6 of NI 52-110, that is, each member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by KWG’s financial statements.

Education and Relevant Experience

The education and related experience of each of the members of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee is set out below.

Mr. Douglas M. Flett completed three years of the Bachelor of Commerce program at the University of Windsor where he minored in accounting before transferring to the University of Windsor Law School.  He was in private practice for over twenty years with a general, corporate and commercial firm where, during that time, he acted for 150 to 200 private companies.

Mr. Michael S. Harrington is a graduate in accounting from Iona University (New York).  From 1991 to 1995, he was President of Cyprus Magadan Gold Mining Company, a subsidiary of Cyprus Amax formed to manage its projects in Russia.  From 1986 to 1991, Mr. Harrington was Vice-President of Corporate Development at Cyprus Minerals where he supervised all its gold, coal, copper and iron operations worldwide related to acquisitions and disposals.  Since his retirement from Cyprus Amax in 1995, Mr. Harrington has been advising several mining companies on financing.  In the course of his consulting work, he had to review the financial situation of companies and study and analyze their financial statements.  Therefore, Mr. Harrington has the competence to understand financial statements of the same complexity as the financial statements of KWG.  Mr. Harrington was a member of the Audit Committee of KWG from 1997 to 2006.

Mr. René Galipeau is a Certified General Accountant and a graduate of Niagara College of Applied Arts and Technology with a major in Finance. Mr. Galipeau has 35 years of management experience as CFO and CEO of large and small mining companies. Mr. Galipeau currently sits on the board of several other public and private companies.

Reliance on Exemption

At no time since the commencement of KWG’s most recently completed financial year has KWG relied on any exemption described in section 2.4 or Part 8 of NI 52-110.

Pre-approval Policies and Procedures for Audit Services

Under its charter, the Audit Committee has the mandate to review and pre-approve management requests for any consulting engagement to be performed by the auditors of KWG that is beyond the scope of their audit services.  There were no such mandates in 2009.

External Auditor Fees

(a)    Audit Fees

Audit fees amounted to $70,440 for the fiscal year ended December 31, 2008 and $62,238 for the fiscal year ended December 31, 2009.

(b)    Audit-Related Fees

No audit-related fees were billed during the fiscal years ended December 31, 2008 and December 31, 2009.

(c)    Tax Fees

No tax fees were billed during the fiscal years ended December 31, 2008 and December 31, 2009.

Corporate Governance Disclosure

Information on Corporate Governance

The following information of KWG’s corporate governance policy is given in accordance with NI 58-101.

Board of Directors

Messrs. Douglas M. Flett, Bruce Reid, René Galipeau and Mousseau Tremblay and Ms. Cynthia Thomas are independent directors.

Messrs. Frank C. Smeenk, President and Chief Executive Officer of KWG, and Michael S. Harrington, Chairman of the KWG Board are not independent.

Directorships

Director	Issuer
Frank C. Smeenk	Debuts Diamonds Inc. Strike Minerals Inc. Carlisle Goldfields Limited MacDonald Oil Exploration Ltd.
Michael S. Harrington	International Silver Company Strike Minerals Inc.
Mousseau Tremblay	Debuts Diamonds Inc.

Director	Issuer
Douglas M. Flett	Fletcher Nickel Inc. Debuts Diamonds Inc.
Bruce Reid	Carlisle Goldfields Limited Debuts Diamonds Inc. Fletcher Nickel Inc. Noravena Capital Corporation
René Galipeau	Nuinsco Resources Limited Victory Nickel Inc. Wallbridge Mining Corporation Limited
Cynthia Thomas	Victory Nickel Inc. Nautilus Minerals Inc.(1)

Note:
(1)   Ms. Thomas has been proposed to be elected as a director of Nautilus Minerals Inc. at its shareholders meeting to be held on June 23, 2010.

Orientation and Continuing Education

The KWG Board encourages directors to follow appropriate education programs offered by relevant regulatory bodies and provides them with the opportunity to enhance their understanding of the nature and operation of KWG.

Ethical Business Conduct

Each director of KWG, in exercising his powers and discharging his duties, must act honestly and in good faith with a view to the best interests of KWG and further must act in accordance with the law and applicable regulations, policies and standards.

In the situation of conflict of interest, a director is required to disclose the nature and extent of any material interest he/she has in any material contract or proposed contract of KWG, as soon as the director becomes aware of the agreement or the intention of KWG to consider or enter into the proposed agreement and the director must refrain from voting.

Nomination of Directors

The KWG Board selects nominees for election to the KWG Board, after having considered the advice and input of the corporate governance committee of KWG (the “Governance Committee”) and having carefully reviewed and assessed the professional competencies and skills, personality and other qualities of each proposed candidate, including the time and energy that the candidate can devote to the task, and the contribution that the candidate can bring to the KWG Board dynamic.

Governance Committee

The Governance Committee is currently composed of Douglas M. Flett, Frank C. Smeenk and Mousseau Tremblay. The Governance Committee has the authority and responsibility for:

(i)	reviewing the mandates of the KWG Board and its committees and recommending to the KWG Board such amendments to those mandates as the Governance Committee believes are necessary or desirable;

(ii)	reviewing annually the disclosure of corporate governance practices to be included in KWG’s information circular;

(iii)
reviewing at least annually the size and composition of the KWG Board, analyzing the needs of the KWG Board and considering the skills, areas of experience, backgrounds, independence and qualifications of the KWG Board members to ensure that the KWG Board, as a whole, has a diversity of competencies and experience that support it in carrying out its responsibilities;

(iv)
assessing on a regular basis the effectiveness of the KWG Board as a whole, the committees of the KWG Board and the contribution of each director regarding his, her or its effectiveness and contribution;

(v)
acting as a forum for concerns of individual directors in respect of matters that are not readily or easily discussed in a full Board meeting, including the performance of management or individual members of management or the performance of the KWG Board or individual members of the KWG Board;

(vi)
determining at the earliest stage possible whether any proposed transaction discussed by the KWG Board is or can be perceived as a related party transaction and, if such is the case, review any such transaction to.

ensure that it is being proposed and will be carried out with fairness and with the best interest of KWG in mind and or, alternatively, recommend that a special committee of disinterested directors be constituted to carry out the negotiations for such transaction and review and reported thereupon to the KWG Board

Compensation Committee

See “Information Concerning KWG - Executive Compensation - Compensation Discussion and Analysis - Compensation Committee” for information concerning the Compensation Committee.

Assessments

Refer to the responsibilities of the Governance Committee described herein.

Risk Factors

In assessing the Amalgamation, Spider Shareholders should carefully consider the risks described under Management’s Discussion and Analysis above and the risks described below.  The operations of KWG are high-risk due to the nature and stage of development of the mineral properties in which it has an interest. The following describes some of the risks that could affect KWG and could materially affect KWG’s future operating results and could cause actual events to differ materially from those described in forward-looking information relating to KWG. KWG may face additional risks and uncertainties other than those listed below (or elsewhere in this Information Circular), including risks and uncertainties that are unknown to KWG and risks and uncertainties that KWG now believes to be immaterial, which could turn out to be material, that could have a material adverse effect on the business of KWG. If any of the risks described below (or elsewhere in this Information Circular) actually occur, the business, financial condition and/or results of operations of KWG could be materially adversely affected.

Working Capital and Liquidity

KWG’s liquidity as at the date hereof is insufficient to meet KWG’s corporate, administrative and exploration expenses and commitments for the remainder of 2010.  KWG’s ability to continue its business operations is dependent on management’s ability to secure additional financing. KWG’s only source of liquidity is cash and cash equivalent balances. Liquidity requirements are managed based upon forecast cash flows to ensure that there is sufficient working capital to meet KWG’s obligations.

KWG’s main funding requirements for 2010 are for its corporate overheads and continuation of its mineral exploration, property and project obligations, including professional fees, consultants’ fees, investor relations, salaries and benefits and office overheads of approximately $1,800,000 in the aggregate, as well as the $1,000,000 payment required to be made by July 21, 2010 in respect of the acquisition of the NSR. As a result, KWG will be required to seek additional sources of equity financing before the end of the 2010 financial year, if not sooner, and has begun planning in this respect and is actively considering proposals. While KWG has been successful in raising such financing in the past, KWG’s ability to raise additional equity financing may be affected by numerous factors beyond KWG’s control, including, but not limited to, adverse market conditions and/or commodity price changes and economic downturn and those other factors listed under this “Risk Factors” section, and there can be no assurance that KWG will be successful in obtaining any additional financing required to continue its business operations and/or maintain its property interests or that it will be obtained on terms favourable to KWG or will provide KWG with sufficient funds to meet its objectives. Failure to obtain sufficient financing as and when required may result in delaying or indefinite postponement of exploration and/or development on any or all of KWG’s properties or even a loss of property interest, which would have a material adverse effect on KWG’s business, financial condition and results of operations.

Additional Equity Financing

The advancement, exploration and development of KWG’s properties, including continuing exploration and development projects, and, if warranted, construction of mining facilities and commencement of mining operations, will require substantial additional financing. The most likely source of such future financing that would be available to KWG is through the sale of additional equity capital. However, there can be no  assurance that such financing will be available to KWG or that it will be obtained on terms favourable to KWG or will provide KWG with sufficient funding to meet its objectives or capital or operating requirements, which may adversely affect KWG’s business, financial condition and results of operations. Additional financing may not be available when needed or, if available, the terms of such financing might not be favourable to KWG and might involve substantial dilution to existing shareholders.

Failure to obtain sufficient financing as and when required by KWG will result in a delay or indefinite postponement of the advancement, exploration or development on any or all of KWG’s properties or even a loss of a property interest, which would have a material adverse effect on KWG’s business, financial condition and results of operations. Global securities markets are currently experiencing volatility, which may result in difficulty in raising equity capital and market forces may render it difficult or impossible for KWG to secure purchasers of KWG’s securities at prices which will not lead to severe dilution to existing shareholders, or at all.

Going Concern

KWG’s ability to continue as a going concern is dependent upon its ability in the future to achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. There can be no assurance once a decision is made with respect to future activities that KWG will be able to execute on its plans. The consolidated financial statements of KWG do not include any adjustments related to the carrying values and classification of assets and liabilities should KWG be unable to continue as a going concern.

Nature of Mineral Exploration and Mining

KWG’s future is dependent on KWG’s exploration and development programs. The exploration and development of mineral deposits involves significant financial risks over a prolonged period of time, which a combination of careful evaluation, experience and knowledge may not eliminate. Few properties that are explored are ultimately developed into economically viable operating mines. Major expenditure on KWG’s exploration properties may be required in constructing mining and processing facilities at a site, and it is possible that even preliminary due diligence will show adverse results, leading to the abandonment of projects. It is impossible to ensure that preliminary feasibility studies or full feasibility studies on KWG’s projects or the current or proposed exploration programmes on any of the properties in which KWG has exploration rights will result in any profitable commercial mining operation. KWG cannot give any assurance that its current and future exploration activities will result in the Big Daddy Project or any other discovery of mineral deposits containing mineral reserves.

Whether a deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as its size and grade, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of metal concentrates, exchange controls and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of any or all of these factors may result in KWG not receiving an adequate return on invested capital or have a material adverse effect on KWG’s business and financial condition.

Uncertainty of Resource Estimates

The mineral resource estimates in respect of the properties of KWG are estimates only and no assurance can be given that any particular level of recovery of chromite or other minerals from mineral resources will in fact be realized or that an identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be economically exploited. The resource estimates in respect of the properties of KWG are based on limited information acquired through drilling and other sampling methods. No assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.

The grade of mineralization actually recovered may differ from the estimated average grades in the resource estimates. Estimates of mineral resources can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ dramatically from that indicated by results of drilling, sampling and other similar examinations. Short term factors relating to mineral resources, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations.

The mineral resource estimates in respect of the properties of KWG have been determined based upon assumed commodity prices and operating costs. Any future production could differ dramatically from mineral resource estimates for, among others, the following reasons:

▪	mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;
▪	increases in operating mining costs and processing costs could adversely affect mineral resources;
▪	the grade of the mineral resources may vary significantly from time to time and there is no assurance that any particular level of chromite may be recovered from the mineral resources; and
▪	declines in the market price of chromite or other metals may render the mining of some or all of the mineral resources uneconomic.

Any of these factors may require KWG to reduce its mineral resource estimates or increase its costs. Short-term factors, as described above, may impair KWG’s profitability. Should the market price of metals fall, KWG could be required to materially write down its investment in mining properties or delay or discontinue production or the development of new projects.

Material changes in mineral resources, grades, stripping ratios or recovery rates may affect the economic viability of projects. Mineral resources are reported as general indicators of mine life. Mineral resources should not be interpreted as assurances of mine life or of the profitability of current or future operations. There is a degree of uncertainty attributable to the calculation and estimation of mineral resources and corresponding grades being mined or dedicated to future production. Until ore is actually mined and processed, mineral resources and grades must be considered as estimates only. In addition, the quantity of mineral resources may vary depending on mineral prices. Any material change in mineral resources, grades or stripping ratios will affect the economic viability of KWG’s projects.

Uncertainty of Inferred Mineral Resources

Inferred mineral resources can be converted into mineral reserves if the ability to assess geological continuity is sufficient to demonstrate economic viability.  Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to resources with sufficient geological continuity to constitute proven and probable mineral reserves as a result of continued exploration.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, railways, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the operations of KWG.

The Big Daddy Project is located in a remote area where weather, terrain and the lack of infrastructure make it difficult and costly to operate.  The property lies 280 km north of the closest paved road at Nakina. Current access is by float and ski-equipped, charter aircraft from Nakina. Helicopters are required for local transport because of extensive wet swamp. Mean temperatures range from -20°C in mid-winter to 15°C in mid-summer. The current lack of infrastructure increases the risk that KWG may be unable to further explore, develop or operate efficiently due to the unavailability of materials and equipment and unanticipated transportation costs. Exploration and development programs can only be carried out during limited times of the year. Construction and operational risks, including, without limitation, equipment and plant performance, harsh weather conditions, terrain, environmental, cost estimation accuracy and workforce performance and dependability will all affect the development and profitability of the Big Daddy Project. Although the selection of railroad route alternatives, preliminary soil analysis and mining claim staking has been completed, and KWG is undertaking a railroad feasibility study in respect of the Railroad, there can be no assurance that the mining claims comprising the Railway Right of Way will be sufficient for the purposes of constructing and operating the Railroad or will entitle KWG to construct the Railroad thereon (see also “Risk Factors – Title Matters”). In addition, there can be no assurance that the Railroad will be feasible or that any alternative infrastructure will be developed or that the Railroad or any alternative infrastructure, if constructed, will support the viability of the Big Daddy Project. In the event that the Railroad or other alternate infrastructure is not developed, or is developed but does not support the viability of the Big Daddy Project, the existing challenges in respect of transporting materials into the area in which the Big Daddy Project is located, as well as transporting any future mined ores out, will continue, which may adversely affect the operations of KWG.

First Nations

First Nations in Ontario are increasingly making lands and rights claims in respect of existing and prospective resource projects on lands asserted to be First Nation traditional or treaty lands. Should a First Nation make such a claim in respect of KWG’s properties and should such claim be resolved by government or the courts in favour of the First Nation, it could materially adversely affect the business of KWG.

KWG is committed to working in partnership with its local communities and First Nations in a manner which fosters active participation and mutual respect. KWG works towards minimizing negative project impacts, encouraging certain joint consultation processes, addressing certain decision making processes and towards maintaining meaningful ongoing dialogue not only for KWG but for all participants in the Ring of Fire region. Many of KWG’s contractors and suppliers live and work in the local communities. KWG regularly consults with communities proximal to KWG’s exploration activities to advise them of plans and answer any questions they may have about current and future activities. The objective is to operate to the benefit of the shareholders and the local communities using the resources and the environment today without compromising the long-term capacity to support post exploration and ultimately post mining land uses.

Competition

The mineral exploration and mining business is competitive in all of its phases. KWG competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than KWG, in the search for and the acquisition of attractive mineral properties. KWG’s ability to acquire properties in the future will depend on its ability to select and acquire suitable producing properties or prospects for mineral exploration. There is no assurance that KWG will continue to be able to compete successfully with its competitors in acquiring such properties or prospects or be able to develop any market for its share of the chromium raw material that may be produced from the Big Daddy Project and any such inability could have a material adverse effect on KWG’s business and financial condition.

Dependence on and Performance of Key Personnel

KWG currently has a small senior management group, which is sufficient for KWG’s present stage of activity. KWG’s future growth and its ability to develop depend, to a significant extent, on its ability to attract and retain highly qualified personnel. KWG relies on a limited number of key employees, consultants and members of senior management and there is no assurance that KWG will be able to retain such key employees, consultants and senior management. The loss of one or more of such key employees, consultants or members of senior management, if not replaced, could have a material adverse effect on KWG’s business, financial condition and prospects.  KWG currently does not have key person insurance on these individuals.

To operate successfully and manage its potential future growth, KWG must attract and retain highly qualified key engineering, managerial and financial personnel. KWG faces intense competition for qualified personnel in these areas, and there can be no certainty that KWG will be able to attract and retain qualified personnel. If KWG is unable to hire and retain additional qualified personnel in the future to develop its properties, its business, financial condition and operating results could be adversely affected.

Global Economic and Financial Markets

Recent market events and conditions, including disruption in the Canadian, U.S. and international credit markets and other financial systems and the deterioration of Canadian, U.S. and global economic conditions, could, among other things, impede access to capital or increase the cost of capital, which would have an adverse effect on KWG’s ability to fund its working capital and other capital requirements.

Notwithstanding various actions by U.S., Canadian and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions have caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings. These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies, particularly resource exploration and development companies such as KWG.

These disruptions could, among other things, make it more difficult for KWG to obtain, or increase its cost of obtaining, capital and financing for its operations. KWG’s access to additional capital may not be available on terms acceptable to KWG or at all.

Title Matters

KWG has taken reasonable measures, in accordance with industry standards for properties at the same stage of exploration as those of KWG, to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. Title insurance generally is not available for mining claims in Canada and KWG’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be limited. KWG’s properties may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims and title may be affected by, among other things, undetected defects. In addition, KWG may be unable to operate the properties as permitted or to enforce its rights with respect to its properties. The failure to comply with all applicable laws and regulations, including a failure to pay taxes, carry out and file assessment work, may invalidate title to portions of the properties where the mineral rights are not held by KWG.

Environmental Risks and Hazards

All phases of the operations of KWG are subject to environmental regulation in the jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the operations of KWG. Environmental hazards may exist on the properties on which KWG holds interests which are unknown to KWG at present and which have been caused by previous or existing owners or operators of the properties.

Government approvals and permits are currently, and may in the future be, required in connection with the operations of KWG. To the extent such approvals are required and not obtained, KWG may be curtailed or prohibited from continuing its operations or from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the mining operations and cause increases in exploration expenses, capital expenditures or production costs, or a reduction in production levels at producing properties or require the abandonment or delays in development of new mining properties.

Governmental Regulation

The operations of KWG are subject to extensive laws and regulations governing exploration, development, production, land use, land claims that may be brought by First Nations and other aboriginal groups, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupational health, handling, storage and transportation of hazardous substances and other matters. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the operations of KWG, could result in substantial costs and liabilities in the future. In particular, the Mining Act (Ontario) was amended on October 28, 2009. Many of the amendments prescribe processes that will be detailed in regulations, which are expected to be developed throughout 2010 and 2011. Although the timelines and ultimate implications of these amendments are presently unclear, the amended Mining Act and the regulations developed thereunder are expected to include, among other things, provisions mandating consultations with First Nations communities affected by exploration, development and mining activities. Such amendments may adversely impact the operations of KWG.

Permitting

The operations of KWG are subject to receiving and maintaining permits from appropriate governmental authorities. Although KWG currently has all required permits for its operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations, additional permits for any possible future changes to operations or additional permits associated with new legislation. Prior to any development on any of its properties, KWG must receive permits from appropriate governmental authorities. There can be no assurance that KWG will continue to hold all permits necessary to develop or continue operating at any particular property.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws, may have a material adverse impact on KWG, resulting in increased capital expenditures or production costs, reduced levels of production at producing properties or abandonment or delays in development of properties.

No Revenues and History of Losses

KWG’s properties are in the exploration stage and are not commercially viable at this time. KWG has not recorded any revenues from mining operations and there is no certainty that the exploration expenditures towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore or that KWG will generate revenue, operate profitably or provide a return on investment in the future. There can be no assurance that significant additional losses will not occur in the future. The operating expenses and capital expenditures may increase in subsequent years with advancing exploration, development and/or production of the properties.  KWG does not expect to receive revenues from operations in the foreseeable future.  KWG expects to incur losses until such time as its properties enter into commercial production and general sufficient revenue to fund its continuing operations. The development of KWG’s properties will require the commitment of substantial resources and there can be no assurance that KWG will be able to finance its operations externally.

There can be no assurance that KWG’s exploration programs will result in locating commercially exploitable mineral ores or that its properties will be successfully developed. There can be no assurance that the underlying assumed levels of expenses will prove to be accurate.

Commodity Prices

The development of KWG’s properties is dependent on the future price of chrome and other metals. As well, the profitability of KWG’s commercial operations, if any, will be significantly affected by changes in the market price of metals.

Commodity prices fluctuate on a daily basis and are affected by numerous factors beyond KWG’s control.  Such factors include, but are not limited to, interest and exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and political and economic conditions. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of commodities has historically fluctuated widely and future price declines could cause the development of and any future commercial production from KWG’s properties to be impracticable or uneconomical or force KWG to discontinue any development of, operations on or lose its interest in its properties. Such fluctuations in commodity prices could have a material adverse effect on KWG’s business and financial condition.

Insurance Risk

KWG’s operations are, and will continue to be, subject to all of the hazards and risks normally associated with exploration, development and production, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage. KWG’s activities may be subject to prolonged disruptions due to weather conditions, depending on the location of operations in which KWG has interests. Hazards, such as unusual or unexpected formations, rock bursts, pressures, adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, and natural phenomena such as inclement weather conditions, floods and earthquakes, flooding or other conditions may be encountered in the drilling and removal of material. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to KWG’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.
While KWG may obtain insurance against certain risks in such amounts as it considers adequate, the nature of these risks are such that liabilities could exceed policy limits or could be excluded from coverage. There are also risks against which KWG cannot insure or against which it may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting KWG’s earnings and competitive position in the future and, potentially, its financial position and results of operation.

Conflicts of Interest

Certain of the directors and officers of KWG also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations and consequently there exists the possibility for such directors and officers to be in a position of conflict.

The directors of KWG are required by law to act honestly and in good faith with a view to the best interests of KWG and to disclose any interest, which they may have in any project or opportunity of KWG. In addition, each of the directors is required by law to declare their interest in and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with applicable law.

Market Price of KWG Shares

Worldwide securities markets have been experiencing a high level of price and volume volatility and market prices of securities of many companies, particularly those considered exploration or development stage companies, have experienced unprecedented declines in prices which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Most significantly, the share price of many natural resources companies have experienced an unprecedented decline in value and there has been a significant decline in the number of buyers willing to purchase such securities. As a consequence, market forces may render it difficult or impossible for KWG to secure purchasers to purchase its securities at a price which will not lead to severe dilution to existing shareholders, or at all. In addition, shareholders may realize less than the original amount invested on dispositions of their common shares of KWG during periods of such market price decline.

Option and Joint Venture Agreements

KWG enters into option agreements and joint ventures as a means of gaining property interests and raising funds. Any failure of any partner to meet its obligations to KWG or other third parties, or any disputes with respect to third parties’ respective rights and obligations could have a material adverse affect on such agreements, including, but not limited to, the option agreement in connection with the Big Daddy Project. In addition, KWG may be unable to exert direct influence over strategic decisions made in respect to properties that are subject to the terms of these agreements.

Legal Proceedings and Regulatory Actions

To the best of KWG’s knowledge, KWG has not been a party to, and none of KWG’s property has been subject to, any legal proceedings since January 1, 2009 and no such proceedings are known to be contemplated.

To the best of KWG’s knowledge, there have not been any penalties or sanctions imposed against KWG by a court relating to provincial and territorial securities legislation or by a securities regulatory authority within the three years immediately preceding the date hereof, nor have there been any other penalties or sanctions imposed by a court or regulatory body against KWG, and KWG has not entered into any settlement agreements before a court relating to provincial and territorial securities legislation or with a securities regulatory authority within the three years immediately preceding the date hereof.

Interest of Management and Others in Material Transactions

Other than as disclosed herein, no director or executive officer of KWG, nor any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding KWG Shares, nor any associate or affiliate of any one of them has, or has had, any material interest, direct or indirect, in any transaction or proposed transaction within the three years before the date hereof that has materially affected or would reasonably be expected to materially affect KWG or a subsidiary of KWG.

Auditor, Transfer Agent and Registrar

KWG’s auditors are PricewaterhouseCoopers LLP, Chartered Accountants at P.O. Box 82, Royal Trust Tower, Suite 3000, Toronto Dominion Centre, Toronto, Ontario, M5K 1G8 who report that they are independent of KWG in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

The registrar and transfer agent for the KWG Shares and the rights agent for the KWG SRP Rights is Computershare Investor Services Inc. at its offices in Montréal, Québec.

Material Contracts

The only material contracts entered into by KWG since the beginning of the last financial year, or before the beginning of the last financial year which are still in effect, other than contracts in the ordinary course of business, are (i) the Letter Agreement in respect of the Amalgamation which was superseded by the Combination Agreement; (ii) the Combination Agreement described under the heading “Particulars of Matters to be Acted Upon - Amalgamation”, (iii) the Amended Option Agreement described under the heading “Information Concerning Spider - Description of Business - Spider #3 Project Area - Big Daddy Project”; and (iv) the Cliffs Shareholder Agreement described under the heading “Information Concerning KWG - General Developments of the Business - Three-Year History - Developments in Fiscal Year Ended December 31, 2009 and During 2010 Interim Period”, copies of which are or will be available on SEDAR at www.sedar.com.

Interests of Experts

To the knowledge of KWG, any interest of Micon or its “designated professionals” (as defined in Section 16.2(1.1) of Form 51-102F2) in any securities of KWG represents less than one per cent of the outstanding securities of the same class.

Information Concerning KWG Sub

Name and Incorporation

KWG Sub was incorporated under the CBCA on June 4, 2010. The registered an head office of KWG Sub is located at 141 Adelaide Street West, Suite 1000, Toronto, ON, M5H 3L5.

Description and General Development of Business

To date, KWG Sub has not carried on any business. KWG Sub was incorporated for the sole purpose of amalgamating with Spider to form Amalco pursuant to the Combination Agreement.

Directors and Officers

The following are the names, municipalities of residence and descriptions of the directors and executive officers of KWG Sub and their positions and offices with KWG Sub.

Name & Province and Country of Residence	Office or Position with KWG Sub and Year First Elected as Director	Principal Occupations During Past Five Years	Number and Percentage of KWG Sub Shares Owned, Directly and Indirectly, or over which Control or Direction is Exercised, as at June 9, 2010
Frank C. Smeenk Ontario, Canada	President, Secretary and Director since incorporation	President and CEO of KWG since 2004; President and CEO of Fletcher Nickel Inc., a public junior mining company, since November 2007.	Nil

Authorized Capital

KWG Sub is authorized to issue an unlimited number of KWG Sub Shares of which there is one KWG Sub Share issued and outstanding held by KWG.

PART IV
INFORMATION CONCERNING SPIDER

Certain information relating to Spider has been incorporated by reference in this Information Circular from documents filed with securities commissions in Canada. Copies of the documents incorporated by reference may be obtained on request without charge from the Corporate Secretary of Spider at 50 Richmond Street East, Suite 101, Toronto, Ontario, M5C 1N7.  In addition, these documents can be found on SEDAR under Spider’s profile at www.sedar.com.

The following documents of Spider, filed with the applicable securities commissions in Canada, are specifically incorporated by reference into this Information Circular:

1.
the unaudited consolidated financial statements of Spider as at and for the three-month period ended March 31, 2010 (including the notes thereto and the March 31, 2009 comparatives) and the management’s discussion and analysis of Spider relating to such period;

2.
the audited consolidated financial statements of Spider as at and for the financial years ended December 31, 2009 and December 31, 2008 (including the notes thereto and the auditors’ reports thereon) and the management’s discussion and analysis of Spider relating to such periods;

3.	the management information circular of Spider dated as of April 19, 2010; and
4.	the Big Daddy Project Report.
Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein modifies or supersedes such statement.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that is modifies or supersedes.  The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

Spider

Spider was incorporated under the CBCA on July 20, 1992. The head and registered office of Spider is located at 50 Richmond Street East, Suite 101, Toronto, Ontario, M5C 1N7.

Spider is a reporting issuer in British Columbia, Alberta, Ontario and Quebec. Spider Shares are quoted for trading on the TSX-V under the symbol “SPQ”.

Intercorporate Relationships

As of the date of this Information Circular, Spider has no subsidiaries.

General Development of the Business

Company Overview

Spider is a mineral exploration company listed on Tier 2 of the TSX-V. Since its inception, Spider has been exploring in a vast region of Northern Ontario, stretching from the coast of James Bay to the western reaches of the James Bay Lowlands, and also to the northeast of Lake Superior near the town of Wawa, Ontario pursuant to the KWG-Spider Joint Venture.

Spider, in joint venture with KWG, is involved in three (3) project areas in Ontario, known as “Spider #1”, “Spider #3” and “Wawa”. Of these areas, Spider’s main focus is currently on the Spider #3 area. The following table outlines Spider’s projects and level of involvement:

Project Area	Property	Claims/Hectares	JV details (potential interest)	Commodity sought
Spider #1	Kyle Kimberlite Project	Kyle Project - 8/2,048	Renforth to earn in 55% from Spider/KWG (Renforth operator) Spider to reduce to 30% KWG to reduce to 15%	Diamonds
		Renforth Claims - 15/3,616	Renforth option to reduce to 55% Spider to earn up to 30% KWG to earn up to 15%	Diamonds, base metals
Spider #1	MacFadyen Project	5/672	KWG-Spider Joint Venture (KWG operator) to earn up to 66 2/3% Spider to reduce to 33 1/3%	Diamonds
Spider #3	McFaulds Lake VMS Project	McFaulds Project (W) - 51/11,200	UC to earn in from Spider/KWG (UC operator) Spider/KWG to reduce to 45%	Copper, zinc
		McFaulds Project (E) - 73/17,088	UC to earn in on project (UC operator) Spider/KWG to reduce to 45%	Copper, zinc
		McFaulds Project (N) - 13/2,688	UC to earn in on project (UC operator) Spider/KWG to reduce to 45%	Copper, zinc
Spider #3	Big Daddy Project	7/1,280	JV with KWG and Freewest (Spider was the operator until March 31, 2010, currently KWG is operator) Spider to earn 30% KWG to earn 30%	Chrome, nickel, PGE
Spider #3	Diagnos Initiative Project	22/3,696	KWG-Spider Joint Venture (Spider operator) Spider to maintain 50%	Diamonds, base and precious metals
Wawa	Wawa Project	45/4,500	KWG-Spider Joint Venture (Spider operator) Spider to earn 66 2/3%	Diamonds

Spider and KWG have been developing all of the above projects within the realm of the KWG-Spider Joint Venture which sets out the terms and conditions upon which each party may participate in a mining project. See “Information Concerning KWG - General Development of Business” for description of the KWG-Spider Joint Venture.

Spider’s current focus is on developing the Big Daddy Project, along with KWG. Freewest (a wholly-owned subsidiary of Cliffs) is currently the optionor of the property that hosts Big Daddy Project and Spider and KWG are the optionees.  Spider and KWG, by fulfilling certain option earn-in spending requirements in a timely manner can earn up to 30% each (or 60% in aggregate), leaving Cliffs with a 40% interest. See “Information Concerning Spider - Description of Business - Big Daddy Project” for description of the Big Daddy Project.

Spider’s business and operations are subject to a number of risks as described in the Management Discussion and Analysis for the year ended December 31, 2009 which is incorporated herein by reference.

Three-Year History

Developments in Fiscal Year ended December 31, 2007

During the year ended December 31, 2007, Spider was involved in three mineral projects in Ontario focusing on the Kyle Kimberlite Project, MacFadyen Project and the McFaulds Lake VMS Project. In March 2007, Spider entered into a letter of intent with UC regarding a four-year exploration program on the McFaulds Lake VMS Project. The letter of intent sets out the terms and conditions upon which UC may earn up to 55% interest in the McFaulds Lake VMS Project. UC commenced its exploration program in June 2007, the results of which were used to prepare a NI 43-101 compliant technical report which was subsequently filed on SEDAR on September 4, 2008.

Spider continued its exploration activities on the Big Daddy Project, together with KWG and Freewest. In late August 2007, a neighbouring project operated by Noront encountered significant nickel, copper, platinum and palladium mineralization in magmatic massive sulphide geological setting. These encouraging results renewed interest in the Big Daddy Project which allowed Spider to secure equity financings to raise capital. Spider along with its joint venture partner KWG proceeded to develop an aggressive exploration program on the Big Daddy Project for 2008.

On March 16, 2007, Spider closed a private placement of 6,400,000 flow-through units and of 4,600,000 non-flow-through units at a price of $0.05 per unit. Each flow-through unit consisted of one flow-through common share and one common share purchase warrants and each hard dollar unit will consist of one non-flow-through common share and one warrant. Each whole warrant was exercisable for one common share of Spider at $0.10 per share for a period of two years from the date of closing. On July 25, 2007, Spider closed a private placement of 400,000 units at a price of $0.05 per unit. Each unit consisted of one common share and one common share purchase warrant. Each whole warrant is exercisable for one common share of Spider at $0.10 per common share for a period of two years from the date of the closing.

Developments in Fiscal Year ended December 31, 2008

Spider began a diamond drilling program on the Big Daddy Project in the first quarter of fiscal 2008. The results of the 2008 drilling program were filed on SEDAR. Spider and KWG commissioned James R. Guilinger of World Industrial Minerals of Arvada, Colorado, to perform initial investigations into the metallurgical characteristics of samples selected from the project. World Industrial Minerals utilized Phillips Enterprises, LLC of Golden, Colorado, to perform preliminary beneficiation tests on the quarter core samples submitted. The general scope of the initial metallurgical test work was to provide information on the various processing techniques typically used to beneficiate chrome, to determine the preferred general process required to upgrade the chromite at the Big Daddy Project to a saleable product. The preliminary metallurgical report received from World Industrial Minerals is considered preliminary and is being used as a guide for additional metallurgical work on the chrome deposit.

An aggressive exploration program on the Big Daddy Project started late in the first quarter of 2008 and continued through the remainder of 2008. The collective project expenditures cost in the order of $3.4 million to year-end 2008, of which Spider expended $1.7 million (the cost of this program was shared equally with KWG). On December 31, 2008, Spider and KWG received notice from Freewest that a 25% interest had been earned by each of KWG and Spider. During the fourth quarter of 2008, Spider proceeded with the preparation of a NI-43-101 report on the project. Spider engaged Micon to prepare this report and to review the project. This report was filed in the first quarter of 2009 on SEDAR. This report contained a “go forward” recommendation for further drilling as required to confirm continuity of mineralization to the northeast and southwest with the goal of completing a mineral resource report for chromite on the property. Pursuant to this recommendation by Micon, additional drilling was completed and on May 3, 2010, Spider announced the results of an initial resource estimate as prepared by Micon in accordance with the guidelines set out for reporting in NI 43-101.

On September 29, 2008, drilling commenced on a portion of the McFaulds Lake VMS Project. Drilling was planned to continue until freeze up on six high priority targets in the McFaulds west claim block. Over the course of the program, only five holes were completed. Results of the drilling were announced by UC in early 2009, and only anomalous values of copper and zinc were encountered. Drilling was also conducted on the Wawa Project.

During 2008, Renforth proceeded with the procurement of mini-bulk samples for diamond content that included the testing of each of the remaining Kyle kimberlites within the Kyle Kimberlite Project, which had not yet undergone a minimum sampling program of three or four tonnes. Kyle Lake #1 and Kyle #3 had been tested by Spider and KWG by mini-bulk sampling much earlier with favourable results. The sampling has been completed; however, the procured samples are awaiting Renforth’s authorization to commence the processing of the core from this program to determine micro diamond content at a suitable laboratory pending additional financing of Renforth to raise sufficient funds as required.

On November 27, 2008, Spider closed a private placement of 4,700,000 flow-through units at a price of $0.05 per unit, for gross proceeds of $235,000. Each flow-through unit will consist of one flow-through common share and one common share purchase warrant and each hard dollar unit will consist of one non flow-through common share and one warrant. Each whole warrant will be exercisable for one Spider Share at $0.05 per share for a period of one year from the date of closing and thereafter a price of $0.10 for a period of one year. IBK Capital Corp., acting as agent was paid a cash fee totaling $21,150 representing 9% of the gross proceeds of 4,700,000 units sold by the agent under the private placement. Additionally, IBK received common share purchase warrants to purchase up to 470,000 Spider Shares exercisable for one Spider Share at $0.05 per share for a period of one year from the date of closing and thereafter a price of $0.10 for a period of one year.

On December 30, 2008, Spider closed a private placement of 1,200,000 flow-through units at a price of $0.05 per unit for gross proceeds of $60,000. Each flow-through unit will consist of one flow-through common share and one common share purchase warrant and each hard dollar unit will consist of one non flow-through common share and one warrant. Each whole warrant will be exercisable for one Spider Share at $0.05 per share for a period of one year from the date of closing and thereafter a price of $0.10 for a period of one year.

Developments in Fiscal Year ended December 31, 2009

During the year ended 2009, Spider continued to focus its efforts on the development of the Big Daddy Project. On September 14, 2009, the option agreement with respect to the Big Daddy Project entered into between Spider, KWG and Freewest in December 2005 was amended. Each of Spider and KWG had to that date earned a 25% interest in the Big Daddy Project pursuant to the option agreement first entered into with Freewest in December 2005. See “Information Concerning Spider - Description of the Business - Big Daddy Project” for description of the amended option agreement.

During the first quarter of 2009, the main exploration activity of the Spider-KWG joint venture on the Big Daddy Project was the completion of gravimetric and magnetic ground geophysical surveys, designed to outline and delineate the geophysically inferred extent of the chromium rich deposit. On October 1, 2009, Spider announced the commencement of drilling at Big Daddy Project. Preliminary metallurgical test results were reported in October 2009. On March 5, 2010, all analytical results were completed and were reported, highlighted by hole FW-09-50, which had encountered chromite mineralized envelope of 126.3 metres, of which 63.3 metres averaged 41.93% Cr2O3 with Cr:Fe ratio of 1.96. As well, seven of the final eight holes encountered grades in excess of 35% Cr2O3. On May 3, 2010, Spider announced the results of an initial resource estimate as prepared by Micon in accordance with the guidelines set out for reporting in NI 43-101. Spider’s expenditure on this project for fiscal 2009 amounted to $2,855,859.

Spider has continued exploration activities on its other projects. Results of four drill holes that were completed in 2008 were released on the Wawa Project, all of which tested the main “Lalibert” diamond occurrence to depth. The drilling results were released in November 2009 which demonstrated that more work on the property was warranted. UC continued to advance the McFaulds Lake VMS Project and completed sufficient exploration to vest them with an additional 15% interest, so that the UC’s interest reached 40% in that project. Renforth had completed sufficient exploration on the Kyle Kimberlite Project in 2008 to meet its initial earn-in requirements on its option. Renforth completed several drill holes on three sites of the property sufficient to collect approximately 4 metric tonnes of kimberlite per site.

During the year ended December 31, 2009, Spider completed several equity financings which are described under the heading “Information Concerning Spider - Prior Sales”.

Description of the Business

Spider #3 Project Area

Big Daddy Project

Background

On December 2, 2005, Spider and KWG entered into an agreement with Freewest (the “2005 Option Agreement”) to acquire a 25% interest each in an 80 claim unit mining property contiguous to McFauld’s Lake in Ontario. The contribution of Spider in the consideration is as follows: (i) issuance of 150,000 common shares (issued) which were valued at $9,000 and pay $25,000 cash (paid); and (ii) a commitment to carry out exploration work in the amount of $1,500,000 before October 31, 2009 (including an amount of $100,000 before February 28, 2006 which was paid in 2006). The contribution of KWG in the consideration was as follows: (i) issuance of 650,000 KWG Shares and (ii) a commitment to carry out exploration work in the amount of $1,500,000 before October 31, 2009 (which included $100,000 before February 28, 2006).

KWG and Spider each had an option to earn an additional 5% interest each upon delivery of a bankable feasibility study. The parties had the option to increase their combined interest to 65% by arranging production financing.

On September 14, 2009, the 2005 Option Agreement was amended and restated (the “Amended Option Agreement”). Each of Spider and KWG had earned a 25% interest in the Big Daddy Project to that date pursuant to the 2005 Option Agreement first entered into with Freewest  in December 2005.

Under the Amended Option Agreement, the delivery of a bankable feasibility study by the optionees was removed as a requirement of the earn-in and consequently Spider and KWG can only vest with 30% each, once they each fulfill the conditions of the amended option agreement. Under the Amended Option Agreement, Freewest has granted additional options to KWG and Spider under which each can earn an additional 5% undivided interest (10% in the aggregate) in the Big Daddy Project by incurring an additional $7.5 million in expenditures ($15 million in the aggregate) by March 31, 2012. In particular, each of KWG and Spider can acquire: (i) an additional 1.5% interest in the Big Daddy Project by incurring $2.5 million in expenditures by March 31, 2010, which KWG and Spider have completed; (ii) an additional 1.5% interest by incurring an additional $2.5 million in expenditures by March 31, 2011; and (iii) an additional 2% interest by incurring an additional $2.5 million in expenditures by March 31, 2012. If either KWG or Spider elects not to exercise any portion of its option under the Amended Option Agreement, the other has the right to exercise the option in its place.

Alternatively, if one or more of the optionees incurs at least $5,000,000 in expenditures and delivers a positive feasibility study to the two other parties on or before March 31, 2012, such optionee or optionees, as the case may be, will be deemed to have earned the aggregate 10% interest in the Big Daddy Project, notwithstanding that less than $15 million of expenditures were incurred prior to that date. Any decision to undertake a positive feasibility study must be made by the operator of the Big Daddy Project, who must notify Freewest of any such decision on or before March 31, 2011.

The Amended Option Agreement further provides that Spider and KWG will alternate as operator of the Big Daddy Project for one-year terms, until March 31, 2012, with Spider acting as initial operator until March 31, 2010, and with KWG being the operator from April 1, 2010 through to and including March 31, 2011. The three parties will decide on the operator for the period after March 31, 2012 by way of majority vote, such vote to take place no later than February 1, 2012. Pursuant to the Amended Option Agreement, the operator will receive a 5% operator’s fee based on the total invoiced expenditures. As of December 31, 2009, Spider earned a total of $250,943 in operator’s fee.

The Amended Option Agreement also provides that upon the earlier of the termination of the option period, or Spider and KWG acquiring an aggregate 60% interest in the Big Daddy Project, a joint venture agreement among the three parties will automatically enter into effect. The joint venture agreement is a schedule to the Amended Option Agreement.

KWG and Spider have committed to undertake an exploration program on the Big Daddy Project under which an aggregate of at least $5,000,000 will be spent by March 31, 2010. Such committed exploration expenditures were fully incurred in 2009.

Recent Developments

On May 3, 2010, Spider and KWG jointly announced the results of an initial resource estimate as prepared by Micon, meeting the guidelines set out in NI 43-101 standards for reporting. The Big Daddy Project Report containing a NI 43-101 compliant resource estimate on the Big Daddy Project was filed on SEDAR on June 7, 2010.

The technical information contained below is summarized or extracted from some of the main conclusions reached in the Big Daddy Project Report. Readers are directed to the Big Daddy Project Report which can be reviewed in its entirety by accessing Spider’s SEDAR profile at www.sedar.com and which qualifies the following disclosure. The following summary is not exhaustive. The Big Daddy Project Report is intended to be read as a whole and sections should not be read or relied upon out of context. The Big Daddy Project Report contains the expression of the professional opinions of qualified persons (each a "Qualified Person" as defined under NI 43-101) based upon information available at the time of preparation of the Big Daddy Project Report. The following disclosure, which is derived from the Big Daddy Project Report, is subject to the assumptions and qualifications contained in the Big Daddy Project Report.

The bulk of the chromite mineralization was found to be confined to what has been described as the “massive chromite domain” while the remaining chromite falls into the “disseminated”, “intercalated” and “semi-massive” domains. The latter three do not meet the grade sensitivity cut-offs currently considered to be economically significant. The sectional interpretation of the continuity of the various chromite domains clearly show that the Big Daddy Project comprises two main segments aligned in a northeast trending mineralized envelope designated BD1 and BD2.

The international demand for chromite is mainly for a metallurgical grade product with an approximate chromite grade of 40% Cr2O3 and with a Cr:Fe ratio of generally around or greater than 2:1. Metallurgical grades of this nature command much higher prices. Worldwide, lower grade deposits are being exploited and profitably mined and processed into metallurgical grade products by energy intensive electrolytic reduction. The Big Daddy Project may not need the capital intensive processing steps at the grades which have been encountered.

Micon, in their Big Daddy Project Report proposed two scenarios in their review:

1.
Scenario 1 focused on high grade massive (lumpy) material with little or no beneficiation required, this being a much more sought after type of deposit. Micon refers to this in the report as the Massive Chromite domain. In the Massive Chromite Domain, BD1 and BD2 are estimated to contain 23.2 million tonnes averaging 40.66% Cr2O3 in the indicated category, plus an additional 16.3 million tonnes averaging 39.09% Cr2O3 in the inferred category. This estimate includes minimal waste and was tightly constrained to the massive Cr2O3 domain. Little beneficiation would be needed for this scenario. The standout feature for scenario one, the massive chromite domain is the exceptional grade as well as a Cr:Fe ratio of 2.

2.
Scenario 2 defined a broader zone of chromite mineralization that may be exploitable by open pit mining, but requiring beneficiation to upgrade to meet certain market demands. Using 15% Cr2O3 cut-off, BD1 and BD2 are estimated to contain 26.4 million tonnes averaging 39.37% Cr2O3 in the indicated category, plus an additional 20.5 million tonnes averaging 37.47% Cr2O3 in the inferred category. This estimate includes internal waste within the 15% Cr2O3 envelope, meaning that some waste (material of lesser grade, not considered to be of significant grade) is included in the resource estimate, resulting in an increase in tonnage reflected in a reduction in average grade. Beneficiation will likely be required for resources defined by this scenario.

The geological observations and interpretation, statistical analysis and spatial analysis of the data as reported by Micon, demonstrates a high level of continuity in the mineralization both in the lateral and vertical sense. The broad zone of continuity is clearly defined to justify the bulk of the deposit being categorized as “indicated”. That portion of the deposit below the -220 m and -160 m elevations (for BD1 and BD2 respectively), as well as all of the satellite bodies whose geological continuity is somewhat questionable, have been categorized as “inferred”.

Exploration Plans

The bulk of the inferred category of the major components of the Big Daddy Project remains to be drill tested. The interpretation is based on the large thicknesses of the massive chromite encountered in the line of the deepest holes suggesting that at between 350 m and 400 m depth, the deposit does not appear to be narrowing at depth, and is also consistent with a 3D inversion of the magnetic intensity data which indicates that the ultramafic rocks hosting the chromite mineralization extend to a depth of +/- 1,700 metres. The Big Daddy Deposit has only been drilled to a maximum depth of 365 metres, extensions to greater depths for BD1 and BD2 need to be confirmed by additional drill testing. A certain component of the go forward exploration plan for Big Daddy Project is designed to continue probing to depth. This program is currently being planned.

It was further reported by Micon, that in order to upgrade the resource from indicated and inferred to the "measured category", a few strategically positioned drill holes are required.  This program is currently also being considered as part of the go forward exploration plan, as a “measured resource” confidence level category is required as a logical step in pre-feasibility and scoping studies, all of which advance Big Daddy closer to feasibility type studies.

For more information about the Big Daddy Project, please see the Big Daddy Project Report (as filed on SEDAR on June 7, 2010). See “Information Concerning KWG - Principal Property” for a summary of the Big Daddy Project Report.

McFaulds Lake VMS Project

The McFaulds Lake VMS Project area measures 70 kilometres by 180 kilometres, and covers approximately 13,000 square kilometres within the Porcupine and Thunder Bay Mining Divisions in the James Bay Lowlands in Ontario. This project area was created as a logical extension to the Spider #1 exploration project area. Following work performed in 2002 and the discovery of massive sulphide mineralization, KWG/Spider and DeBeers Canada Exploration Inc. ("De Beers") entered into a royalty agreement whereby De Beers transferred its 50% undivided interest in the project in consideration of a 1.5% (NSR) royalty on all mineral products that may be produced from the property. KWG/Spider had the option to buy back 1/3 (0.5%) of the royalty at any time before April 30, 2008 for a purchase price of $1,500,000. KWG/Spider did not exercise the buy back option.

On March 6, 2007, Spider signed a Letter of Intent (“LOI”) with UC, which was amended and replaced by an option agreement dated as of March 6, 2009 regarding a four year exploration program on the McFauld’s Lake volcanic-hosted massive sulphide project, located in northern Ontario in the James Bay Lowlands, held by Spider and its joint venture partner, KWG. This LOI confirms the terms and conditions on which UC will have an option to earn up to a 55% undivided interest in the McFauld’s Lake VMS Project, which is currently owned, as an undivided 50% interest, by each of Spider and

KWG. UC shall be the operator of the property during the term of the option and shall have the option to earn up to a 55% undivided interest in the property. To earn its interest, UC must give notice of intent to continue or incur exploration expenditures on the property as follows: (a) 10% interest by incurring $1,000,000 in exploration expenditures on or before March 6, 2008 (completed); (b) an additional 15% interest by incurring an additional $1,000,000 in exploration expenditures on or before March 6, 2009 (completed); (c) an additional 15% interest by incurring an additional $1,250,000 in exploration expenditures on or before March 6, 2010 (completed); (d) a final 15% interest by incurring an additional $1,250,000 in exploration expenditures on or before March 6, 2011. For more information on the McFaulds Lake VMS Project, please see updated technical report dated August 30, 2008 on the McFaulds Lake Project - Porcupine Mining Division - James Bay Lowland, Ontario, Canada, prepared for UC and Spider (as filed on SEDAR on September 4, 2008).

Diagnos Initiative Project

These properties are prospective for kimberlite and are located in the vicinity of the Kyle properties in the James Bay Lowlands area of Northern Ontario. The properties were acquired by staking and by a purchase agreement in 2005. During the first quarter of 2006, Spider completed ground geophysical surveying on the six properties. This exploration work has been compiled and interpreted as required for drill positioning, and Spider has presented the results to its joint venture partner for discussion and planning.

Spider #1 Project Area

Kyle Kimberlite Project

On July 20, 2006, Spider, KWG and Renforth (formerly Wycliffe Resources Inc.) entered into an option agreement whereby Renforth can earn a 55% interest in the Kyle Kimberlite Project if: (i) Renforth completes an exploration and development program of no less than $6 million over a period of three years, with annual exploration expenditures at the minimum rate of $2 million; and (ii) Renforth contributes all of its existing claim holdings (39 claims covering 7,248 hectares) in the Attawapiskat River area to a joint venture among Spider, KWG and Renforth whereby Spider and KWG will retain 45% in the Kyle properties once Renforth has earned its 55% interest, and Renforth will transfer an undivided 45% interest in its properties to Spider and KWG.

A minimum of 75% of the annual $2 million expenditure must be dedicated to the Kyle properties in order for Renforth to acquire its 55% interest. On completion of the option earn-in, the program converts to a regular joint venture.

On September 27, 2007, pursuant to the terms of an amending letter, the parties agreed to the following changes which became effective as of September 27, 2008 and are in the process of being formally documented in an amended and restated option agreement whereby: (1) Renforth will issue to Spider and KWG two million (one million each) of its common shares at a deemed price of $0.50 per share for (i) making up any shortfalls in the first $2 million of expendistures required under the terms of the option agreement and (ii) rescheduling the remaining expenditures otherwise due pursuant to the option agreement over a two year period beginning on the later of June 30, 2009 and the day on which Renforth’s common shares begin trading on the TSX-V; (2) Renforth will receive a fully vested 20% interest in the Kyle Kimberlite Project and a subsequent 17.5% fully vested interests for each additional $2 million in work costs which it incurs on the Kyle claims, up to a maximum 55% interest in the Kyle Kimberlite Project. Spider/KWG will receive a fully vested 9% interest (4.5% each) in the Renforth claims and subsequent 18% fully vested interests (9% each) at the time that Renforth receives each additional 17.5% interest, up to a maximum 45% interest (22.5% each) in the Renforth claims; and (3) one member of the Spider Board and one member of the KWG Board will be recommended to Renforth’s Governance Committee as candidates for directorships.

MacFadyen Kimberlite Project

This property includes three diamond-bearing kimberlites (MacFadyen-1, MacFadyen-2 and Good Friday) located eight kilometres north of the Victor Diamond Mine project of De Beers Canada Explorations Inc. that commenced full production in August 2008. Spider announced in May of 2006 that under a revision to the joint venture with KWG, Spider had permitted its interest level to be diluted to one-third, allowing KWG to expend sufficient funds on its own to obtain up to two-thirds. An exploration agreement was negotiated with the Attawapiskat First Nation covering further exploration programs to be undertaken at the property by KWG over the next two years. Upon its signing, KWG commenced a reconnaissance program in September 2006, and made preparations for a winter drilling program to sample each of the five original kimberlite pipes that constitute the MacFadyen cluster. Drilling as completed by KWG suggested that three of the kimberlites coalesced into one larger kimberlite, consequently MacFadyen 1, MacFadyen 1-south and MacFadyen 1-north became the MacFadyen 1 kimberlite.

Initial results of the kimberlite processing of a drilling program carried out by KWG were reported on June 21, 2007, when KWG announced that a 0.23 carat diamond had been recovered from one of its MacFadyen kimberlite samples. Bulk sample processing and diamond sorting and picking were executed at the SGS Lakefield Research Laboratory in Lakefield, Ontario.

Further work on the project was planned by KWG to commence in early 2008; however, this project was curtailed due to the unavailability of sampling equipment at the project site. It is expected that KWG will resume work subject to availability of sampling equipment sometime in 2010.

Until Spider is diluted to a one-third interest, Spider does not expect to expend any funds on it in the near future.

Wawa

Wawa Diamond Project

The Wawa Project is jointly held with KWG with pro rata interest levels adjusted annually in accordance with the exploration expenditures. The project consists of 44.2 square kilometres of exploration terrain located 35 kilometres north of the town of Wawa, Ontario.

This project is located 35 km north of Wawa in central Ontario on the northeast shore of Lake Superior along the Trans-Canada Highway (Hwy 17), encompassing 44.2 square kilometres. On February 20, 2006, Spider and KWG announced that they recovered 1,337 diamonds from an 8-kg sample at the Wawa project.

On March 23, 2006, Spider and KWG received a SGS Lakefield Research Ltd. report in respect of rock characteristics of the Wawa diamond project samples which may permit diamonds recovery by a process of multi-stage grinding, electronic sorting of the rock followed by dense media and magnetic separation. A technical report was prepared and filed on SEDAR during the first quarter of 2006 containing recommendations for this drilling follow-up.

Spider continued to monitor the exploration activity in this area until the fall of 2008. In the last few days of the third quarter of 2008, a drill rig was mobilized to this project and commenced drilling to test to depth the main diamond showing in Lalibert Township.

In October 2008, Spider/KWG completed a drill program entailing four short, HQ core holes totalling 307 metres. Subsequent to the end of the third quarter of 2009, Spider received microdiamond results pertaining to the four holes drilled during 2008. Thirty-eight (38) of the forty-two (42) samples contained micro diamonds. For three of the samples, the total weight of the diamonds recovered was greater than one (1) carat per tonne. Additional work is being considered to follow up on these encouraging results.

Spider Audit Committee

The Audit Committee is responsible for Spider’s financial reporting process and the quality of its financial reporting. In fulfilling its responsibilities, the Audit Committee carries out the specific duties set out the Audit Committee charter. The Audit Committee is charged with the mandate of providing independent review and oversight of Spider’s financial reporting process, the system of internal control and management of financial risks, and the audit process, including the selection, oversight and compensation of Spider’s external auditors.  The Audit Committee also assists the Spider Board in fulfilling its responsibilities in reviewing Spider’s process for monitoring compliance with laws and regulations and its own code of business conduct.  In performing its duties, the Audit Committee maintains effective working relationships with the Spider Board, management, and the external auditors and monitors the independence of those auditors. The Audit Committee is also responsible for reviewing Spider’s financial strategies, its financing plans and its use of the equity and debt markets.

The Audit Committee is currently comprised of Messrs. Hubert Marleau, Earl Coleman, and Norman Brewster.  Each member of the Audit Committee is “independent” and “financially literate” (as such terms are defined in NI 52-110).

At no time since the commencement of Spider’s most recently completed financial year have any recommendations by the Audit Committee respecting the appointment and/or compensation of Spider’s external auditors not been adopted by the Spider Board.

At no time since the commencement of Spider’s most recently completed financial year has Spider relied on any exemption described in section 2.4 (De Minimis Non-audit Services) or Part 8 under NI 52-110.

All non-audit services to be provided to Spider by Spider’s external auditor shall be pre-approved by the Audit Committee in accordance with the Audit Committee Charter a copy of which is available on SEDAR (filed on SEDAR on April 28, 2010 as Schedule “A” to the management information circular dated April 19, 2010). Spider is relying upon the exemption in section 6.1 of NI 52-110.

External Auditor Service Fees

Audit Fees – Spider’s external auditors billed Spider approximately $45,000 and $47,000 during the financial years ended December 31, 2008 and 2009, respectively, for audit fees.

Audit-Related Fees – During the financial years ended December 31, 2008 and 2009, Spider’s external auditors did not bill Spider anything for assurance and related services that are reasonably related to the performance of the audits or reviewing Spider’s financial statements and are not included under “Audit Fees” set out above.

Tax Fees – Spider’s external auditors billed Spider approximately $2,500 and $2,500 during the financial years ended December 31, 2008 and 2009, respectively, for services related to tax compliance, tax advice and tax planning.

All Other Fees – Spider’s external auditors billed Spider approximately $720 and $940 during the financial years ended December 31, 2008 and 2009, respectively, for services other than those reported above.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Management has evaluated the effectiveness of Spider’s disclosure controls and procedures and has concluded that, based on management’s evaluation, they are sufficiently effective as at March 31, 2010 to provide reasonable assurance that material information relating to Spider is made known to management and disclosed in accordance with applicable securities regulations.

Internal Control

Pursuant to NI 52-109 management has evaluated the effectiveness of Spider’s disclosure controls and procedures as at March 31, 2010 and found them to meet required standards.  A system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.  The Spider Board approves the financial statements and ensures that management discharges its financial responsibilities.  The Spider Board’s review is accomplished principally through the Spider Audit Committee, which meets periodically with management and auditors to review financial reporting and control matters. From time to time the Spider Board may also form special sub-committees, which must investigate and report to the Spider Board on specific topics.

Legal Proceedings and Regulatory Actions

Management of Spider knows of no legal proceedings or regulatory actions, contemplated or actual, involving Spider which could materially affect Spider or KWG after the Amalgamation.

Directors and Executive Officers

The table below sets forth the names and municipalities of residence of each of the directors and executive officers of Spider, their positions and offices with Spider, principal occupation or employment and the approximate number of Spider shares beneficially owned, or over which control or direction is exercised as at June 9, 2010.

Name and Municipality of Residence(1)	Present office and Date first appointed as Director and/or Executive Officer	Present Principal Occupation and Directorships (1)	Number of Common Shares Owned, Beneficially Held or Controlled(1)	% of Class Held or Controlled(5)
Norman E. Brewster(2)(3) Norwood, Ontario	Director September 13, 1999	Professional Geologist; Chairman and Director of Iberian Minerals Corp.; Director of Galantas Gold Corporation; Director of Verdex Resources from 1999 until 2007; Director of Goldmarca Resources Ltd from 2004 to 2006; President & CEO and Director of Cadillac Ventures Corp. since October 2007; Director of International Millennium Mining Corp. since January 2005.	46,712	0.01%
Neil Novak Cambridge, Ontario	President, Chief Executive Officer & Director September 13, 1999	Professional Geologist; President of Nominex Ltd. since 1982; VP Exploration of Noront Resources Ltd. from September 2007 until June 2009; Director of Cadillac Ventures Inc. since November 2005.	3,654,230	0.67%
Richard Hamelin(4) Vero Beach, Florida, USA	Vice President Finance and Director January 26, 2000	Mergers and Acquisitions Consultant since November 2002.	Nil	0%
Bryan H. Wilson(4) Richmond Hill, Ontario	Director September 23, 1999	Director, Exploration Business Development of Centerra Gold Inc. since September 2008; Director of Hunter Bay Resources Inc. from 2006 until 2008; Officer and Director of various junior resource issuers from 2003 until 2008; Mining Analyst; Corporate Finance at Thames Capital Corp. from 1999 until 2003.	213,333	0.04%
Earl S. Coleman(2) (3) Winnipeg, Manitoba	Chairman of the Board and Director September 23, 1999	President, Big Freight Systems; Trustee of Lanesborough Real Estate Trust.	3,150,500	0.58%
James Franklin(4) Nepean, Ontario	Director July 10, 2006	Geological Consultant, Franklin Geosciences Ltd. since 1998; Director of Aura Silver Ltd., and Ur Energy Ltd., Advisory board member, Cornerstone Capital Resources Ltd.	1,366,667	0.25%

Name and Municipality of Residence(1)	Present office and Date first appointed as Director and/or Executive Officer	Present Principal Occupation and Directorships (1)	Number of Common Shares Owned, Beneficially Held or Controlled(1)	% of Class Held or Controlled(5)
Hubert Marleau (2)(3) Montreal, Quebec	Director since May 19, 2010

President and CEO of Palos Capital Corporation since June 1998; Director of Woulfe Mining Corp. since March 2010; Director of FRV Media Inc. since February 2010; Director of Sofame Inc. from February, 2009 until October, 2009; Director of Global Development Resources Inc. from October, 2004 until May, 2009; Director of Freegold Ventures Ltd. from April, 1996 until August, 2009; Director of Artevo Corporation from June, 2007 until October, 2008; Director of Orthosoft Holdings Inc (formerly North Hatley Capital Inc.) from February, 2004 until October, 2007; Director of GC-Global Capital Corp. (formerly Global (GMPC) Holdings Inc. from December, 2005 until May, 2007; Director of Malette Industries Inc (formerly Cowansville Capital Inc.) from December, 2004 until March, 2007; Director of Immunotec Inc. (formerly Magistral Biotech Inc) from January, 2000 until December, 2006; Director of Normabec Mining Resources Ltd. from November, 2004 until August, 2006; Director of X-Ore Resources Inc. (formerly South-Malartic Exploration) from April, 2005 until July, 2006; Director of Plexmar Resources Inc. from May, 2005 until June, 2006; Director of Contact Image Corp/Dewmella Inc. from November, 2004 until February, 2006; Director of A & E Capital Funding Inc (formerly E&E Capital Finding Inc.) from October, 1986 until December, 2005; Director of X-Ore Resources Inc. from April, 2005 until August, 2005; Director of ZoomMed from March, 2005 until August, 2005.

			Nil	0%
Carmelo Marrelli Woodbridge, Ontario	Chief Financial Officer since June 1, 2008.	President, Marrelli Support Services Inc.	Nil	Nil
James Burns Shediac, New Brunswick	VP Exploration since October 3, 2008	Professional geologist.	165,000	0.03%

Notes:

(1) The information as to municipality of residence, present principal occupation or employment, current and previous directorships and number of Spider Shares beneficially owned or controlled is not within the knowledge of the management of Spider and has been furnished by the respective nominees. Each present director will hold office until the next annual meeting or until his successor is elected or appointed. The information concerning number of Spider Shares held by each director and executive officer listed in the above table is given as of June 9, 2010.

(2) Earl S. Coleman, Norman E. Brewster and Hubert Marleau, as at the date hereof, are the members of Spider’s Audit Committee.

(3) Norman Brewster, Earl Coleman and Hubert Marleau, as at the date hereof, are members of Spider’s Compensation Committee.

(4) James Franklin, Bryan Wilson and Richard Hamelin, as at the date hereof, are members of Spider’s Corporate Governance Committee.

(5) Information given as of June 9, 2010.

As at June 9, 2010, the directors and executive officers of Spider as a group own beneficially, directly and indirectly, or exercise control or direction over 8,596,422 Spider Shares representing 1.59% of the currently issued and outstanding Spider Shares.

Biographies of Directors and Key Employees

Norman E. Brewster, P. Geo, is a senior geologist with 39 years of experience in mineral exploration in several geological environments. Mr. Brewster’s extensive and diverse professional experience includes working at A.C.A. Howe International, EAG Resources Inc., and Simberi Gold Corporation Inc. His responsibilities have ranged from raising equity funds for several junior mining companies, creating and executing acquisition and exploration strategies, completing property evaluations on sites around the world, and carrying out negotiations with industry and government mineral industry executives. Mr. Brewster in his involvement with Spider has directed and been involved with diamond exploration within Canada and internationally.  In addition to his work experience, Mr. Brewster has published two articles and participates in the Association of Professional Geoscientists of Ontario and Geological Association of Canada.

Neil Novak is President, Chief Executive Officer & Director of Spider since June 2005. Mr. Novak has 33 relevant years experience in the mining industry, including more than a decade directly related to the diamond exploration industry. Mr. Novak graduated from University of Waterloo in 1977 and immediately became involved as a project geologist for the Canadian operations of Australian based uranium explorer Pancontinental Mining Ltd. In 1983, Mr. Novak left Pancontinental and formed a private consulting company, Nominex Ltd. As managing director of Nominex, Mr. Novak became involved in various North American and International exploration assignments. Formed in late 1992, Spider became a public company in early 1993, Mr. Novak wrote the original qualifying report for Spider, as a consultant to the principles that created Spider. Mr. Novak became an active board member of Spider and Vice President in 1995 through to November 1999 when he became Corporate Secretary in January 2000. In June of 2003, Mr. Novak was appointed as the Chief Operating Officer of Spider and was subsequently appointed President and CEO in June 2005. Mr. Novak over the past few years was invited to join the Board of Directors of Noront, Simberi Mining Corporation, Cadillac Ventures Inc. and Renforth. During Mr. Novak’s involvement with Noront, initially as a director, he was instrumental in designing the exploration program that led to the discovery of Noront’s Eagle Deposit in the James Bay Lowlands of Northern Ontario. He was appointed Vice President of Noront and oversaw this company’s exploration activity between August 2007 and June 2008, when he assumed the role of VP Corporate and Aboriginal Affairs. In October 2008, Mr. Novak resigned from the Board of Directors of Noront and eventually resigned as VP in June 2009. Presently, Mr. Novak only maintains a board position with Cadillac Ventures Inc. For Mr. Novak’s role in identifying and discovering numerous mineral occurrences (the McFaulds VMS deposits, Eagle One MMS deposit and the Big Daddy chrome deposit) in the Ring of Fire area of Northern Ontario, he was a co-recipient of the Bill Dennis Prospector of the Year Award in March 2010.

Richard Hamelin has been Vice President Finance and Director of Spider since January 26, 2000. He has 16 years experience in the mining industry, through both his hands on production, research and engineering experience based in Timmins, Ontario. In addition to his mining background, Mr. Hamelin has significant expertise in the Financial Services and Investment Banking sector, over the course of 14 year career in the investment industry Richard rose to the position of Sr. V.P. and Director of Canaccord Capital, directly responsible for their development in the Province of Quebec. Additionally, Mr. Hamelin has experience in the field of merger, acquisition and sourcing development funds privately in the junior mining sector with Marleau Lameux. Subsequent to leaving the brokerage industry Mr. Hamelin has become involved with a several junior resource companies in various capacities.

Bryan H. Wilson has been a Director of Spider since September 23, 1999. Since obtaining his Bachelor of Science degree from the University of Waterloo in 1975, Mr. Wilson has enjoyed a varied career in the fields of mining exploration and development (18 years) and financial services / investment banking (16 years) industries. He has filled various rolls such as a project geologist / manager, consultant, financial adviser, mining analyst and corporate finance specialist. Within the mining industry he has acquired a broad international exposure to a variety of mineral commodities in differing geological settings throughout the world and the attending problems of sampling and evaluation these mineral deposits. Mr. Wilson is currently Director, Exploration Business Development of Centerra Gold Inc.

Earl S. Coleman has been a director of Spider since September 23, 1999 and is currently Chairman of the Spider Board along with being Chair of the audit committee and a member of the compensation committee. Mr. Coleman is President of Big Freight Systems Inc., a freight forwarding business headquartered in Winnipeg, Manitoba. From 1982 until his appointment as President in October 2006, Earl held a series of leadership positions with Big Freight Systems Inc. His appointment to the Spider Board was Mr. Coleman’s first involvement with a publicly traded mining company a result of a series of investments made by a consortium of Manitoba based investors into Spider from 1994 through to 1997. Mr. Coleman’s experience with publicly traded companies includes being a trustee, member of the audit committee and Chair of the compensation and governance committee of Lanesborough Real Estate Investment Trust, a TSX-listed company. Mr. Coleman is currently Past President and board member of the Manitoba Trucking Association.

James Franklin has been a director of Spider since July 10, 2006. Dr. James Franklin is a consulting geologist with over 40 years of experience in the study of mineral deposits and regional metallogeny. He is a graduate of Carleton University (B.Sc. (64); M.Sc. (67)) and the University of Western Ontario (Ph.D., 1970). Mr. Franklin’s career in the mineral industry involved teaching at the university level, and directing research programs for the Geological Survey of Canada as it’s director and he was appointed Chief Geoscientist of the Geological Survey of Canada between 1993 and 1997, where he was responsible for coordinating the GSC's entire scientific program, including activities within multilateral national and international scientific programs and setting priorities for geoscience programs within Government of Canada. He retired from the GSC in 1998. In addition to his involvement with the mineral resource industry Dr. Franklin is also a Fellow or the Royal Society of Canada, representing Canada's geoscientists on the Partnership Group for Science and Engineering. He is a registered professional geologist in the Province of Ontario, and is currently an Adjunct Professor at Queen's, Ottawa and Laurentian Universities. He recently retired as co-editor of Exploration and Mining Geology for CIM, and was also Associate Editor of Economic Geology (a scientific journal) for seven years. He is a Past President of both the Geological Association of Canada and the Society of Economic Geologists. In addition to his Fellowship in the Royal Society of Canada, Mr. Franklin was awarded the Distinguished Lecturer award from CIM in 2010, Selwyn G. Blaylock Medal from the CIM in 2006, the Michel Halbouty Award from Geological Survey America in 2002, the A.O. Dufresne Award by CIM in 1995, the Duncan R. Derry award by GAC in 1992, the Thayer Lindsley Award by SEG in 1990 and the SEG's Distinguished Lecturer Award in 1988. He has published over 125 papers and book chapters, and over 100 abstracts, two of which involved the McFaulds Lake massive sulphide project. Dr. Franklin assists Spider management in geotechnical matters, with focus on the advancement of various exploration programs.

Hubert Marleau is a newly elected director of Spider. Mr. Marleau brings many years of experience in the junior resource sector focusing on equity markets and financing. Mr. Marleau’s principal occupation is and has been for the past 12 years as President and CEO of Palos Capital Corporation a Licensed Financial Advisor & Portfolio Manager of several pooled fund L.P.’s and Mutual Fund Trusts. Prior to this, Mr. Marleau was Chairman and CEO of Marleau Lemire Inc. (between 1989 and 1998) a full broker/dealer headquartered in Montreal, and from 1980 and 1988 Mr. Marleau was Senior Executive Vice President and director of Levesque Beaubien Inc., working in Institutional Equity Sales & Trading, Capital Markets Activities, Futures & Options Trading Department, Bond & Money Market Desk, & Institutional Research. Prior to this Mr. Marleau was Senior Vice President and Director of Nesbitt Thomson Inc. involved in Equity Research and Analysis. Mr. Marleau has been a director of a number of TSX and TSX-V listed companies and is a current Board Member on the following Publicly Traded Companies in Canada: Canalaska International, Freegold Ventures, Ltd., Global (GMPC) Holdings, Inc., Gobimin, Mitec Telecom, Inc., Niocan, Inc., Stanstead Capital, Inc., Uni-Select, Inc., and Warnex Inc.

Carmelo Marrelli has been the Chief Financial Officer since June 1, 2008. Mr. Marrelli holds a Bachelor of Commerce degree from the University of Toronto and is qualified as a Chartered Accountant and as a Certified General Accountant in Canada. Since February 1, 2009, he has been a principal of Marrelli Support Services Inc. (formerly Duguay & Ringler Corporate Services) in Toronto, Ontario, a corporate services firm. From 2004 to 2009, Mr. Marrelli was a partner with Marrelli & Drake Corporate Services in Toronto, Ontario, a firm which provided administration services to public companies in Canada. From 2001 to 2004, he was an accountant with that firm. Prior to joining Marrelli & Drake Corporate Services, he was employed as an accountant with Duffy Allain and Rutten, a position he occupied from January 2000 to December 2000. Mr. Marrelli also serves as chief financial officer of a number of companies whose securities are traded on the TSXV. In addition, Mr. Marrelli has been a director of Odyssey Resources Limited, since February 2008.

James Burns has been VP Exploration of Spider since October 3. 2008. Mr. Burns graduated from Queen’s University with a B.Sc. Degree in Geological Sciences (Honours) in 1969.  He is a member of the Association of Professional Engineers of Ontario.  Mr. Burns is a professional geologist with over 40 years of extensive experience in the national and international mining industry in all phases from grassroots exploration through to advanced projects.  Before he was appointed as Vice President of Exploration of Spider Resources Inc. on October 3, 2008, Mr. Burns was self-employed as an independent consultant and geologist by J.G. Burns & Associates.

Statement of Corporate Governance

Under NI 58-101, Spider is required to disclose certain information relating to its corporate governance practices. This information has been filed on SEDAR on April 28, 2010 as Schedule under “B” to the management information circular dated April 19, 2010. The Spider Board reviews, evaluates and modifies its governance program to ensure it is of the highest standard. The Spider Board is satisfied that Spider’s governance practices are consistent with legal and stock exchange requirements.

Cease Trade Orders, Penalties, Sanctions and Personal Bankruptcies

Other than disclosed in this Information Circular, as at the date of this Information Circular, to the knowledge of Spider, no director or executive officer is, or within 10 years before the date hereof, has been, a director or executive officer of any issuer that:

(1)
was subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation for a period of more than 30 consecutive days (collectively, an “order”) while the director or executive officer was acting in the capacity as director or executive officer; or

(2)
was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To the knowledge of Spider, no director or executive officer of Spider or a shareholder holding a sufficient number of securities of Spider to affect materially the control of Spider:

(1)
is, as at the date of this Information Circular, or has been within the 10 years before the date of the Information Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(2)
has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Except as disclosed in this Information Circular, to the knowledge of Spider, no director, executive officer or shareholder holding a sufficient number of securities of Spider to affect materially the control of Spider:

(1)	has been subject to any:
(i)
penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

	(ii)	other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision; or
(2)
or a personal holding company of any such persons has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer, shareholder or holding company of any such person.

In August 2003, Mr. Marleau sought registration as a Financial Advisor with the CVMQ, and duly filed an application for said purpose at that time.  On November 18, 2003, Mr. Marleau and Gestion Palos Inc. undertook with the CVMQ to cease acting as dealers or advisors until such time as Gestion Palos Inc. was registered with the CVMQ as an advisor. Such registrations were granted by the CVMQ on December 15, 2003.

With respect to Norman Brewster, during his tenure as an independent director of Verdex Resources (“Verdex”), Verdex was issued a cease trade order for failing to file its financial statements. Mr. Brewster was not part of the management or on the executive board of Verdex and ceased to be a director of Verdex in March 2006.

Spider Compensation Committee

The Compensation Committee is responsible for recommending to Spider Board compensation of executives and key employees. The Compensation Committee, which is currently composed of Messrs. Brewster, Marleau and Coleman, meet regularly and review and make recommendations to the Spider Board with respect to the compensation of the executive officers of Spider. This committee also recommends candidates for election to the Spider Board, including the Chief Executive Officer. Directors who are also members of management absent themselves from a meeting, or portion of a meeting, of the Spider Board where such individual’s compensation is discussed and refrain from voting in respect of the approval of such compensation. The Compensation Committee reviews compensation as a whole, taking into account salary, bonuses, stock options and any other form of compensation.

Spider’s principal goal is to create value for its shareholders. Spider believes that the compensation policies and practices of Spider should reflect the interests of its shareholders in achieving this goal.  Spider’s compensation philosophy is based upon the following principal objectives: (i) aligning the interests of the Chief Executive Officer and the other officers of Spider with the interests of Spider and its shareholders; (ii) linking executive compensation to the performance of Spider and each particular officer of Spider; and (iii) attracting, motivating and retaining individuals with exceptional executive, technical, financial and other relevant skills.

Statement of Executive Compensation

Summary of Compensation

Neil Novak, P. Geo, Spider’s chief executive officer (“CEO”), Carmelo Marrelli, Spider’s Chief Financial Officer (“CFO”), and Richard Hamelin, Spider’s Vice President Finance, were the “Named Executive Officers” (or “NEOs”) for Spider for the year ended December 31, 2009. A “Named Executive Officer” means the following individuals: the CEO, CFO and the three most highly compensated Executive Officers, other than the CEO and CFO, whose total compensation exceeded $150,000 and who were serving as Executive Officers at the end of the most recently completed financial year and any such individuals who would be a Named Executive Officer but for the fact that the individual was neither an Executive Officer of Spider, nor acting in a similar capacity, at the end of the most recently completed financial year. “Executive Officer” means an individual who is the chair or vice-chair of the board of directors, president or any vice-president in charge of a principal business unit, division or function including sales, finance or production, and an officer of Spider or its subsidiary who performs a policy making function in respect of Spider or any other individual who performs a policy-making function in respect of Spider.

The aggregate cash compensation (including salaries, fees, directors’ fees, commissions, bonuses paid for services rendered during the most recently completed fiscal year, bonuses paid for services rendered in a previous year, and any compensation) paid to the Named Executive Officers (or companies controlled by the Named Executive Officers), in the capacity as an executive officer, for the most recently completed financial year, was $295,200. The following table sets forth all annual and long-term compensation paid by Spider for the Named Executive Officers during the year ended December 31, 2009:

					Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary ($)	Share-Based Awards(1)	Option-Based Awards (#/$)	Annual Incentive Plans	Long-Term Incentive Plans (1)	Pension Value (1)	All Other Compensation	Total Compensation
Neil Novak Director, President and CEO	2009	Nil	Nil	1,000,000/ $31,000(4) 1,000,000/ $46,000(5)	Nil	N/A	N/A	$153,600(2)	$230,600
	2008	Nil	Nil	2,000,000/ $84,000(6)	Nil	N/A	N/A	$96,000(2)	$180,000
Richard Hamelin Director, Vice President Finance	2009	Nil	Nil	750,000/ $23,250(4) 600,000/ $27,600(5)	Nil	N/A	N/A	$111,600(7)	$162,450
	2008	Nil	Nil	1,500,000/ $63,000(6)	Nil	N/A	N/A	60,000(7)	$123,000
Carmelo Marrelli Chief Financial Officer	2009	Nil	Nil	250,000/ $7,750(4) 200,000/ $9,200(5)	Nil	N/A	N/A	$30,000(3)	$46,950
	2008	Nil	Nil	500,000/ $21,000(6)	Nil	N/A	N/A	$20,000(3)	$41,000

Notes:
(1) Spider does not have share-based, long-term incentive or pension plans.

(2) During the year ended December 31, 2008, fees in the aggregate of $96,000 were paid to Nominex Ltd., a company controlled by the President, CEO and a family member for geological services provided to Spider. During the year ended December 31, 2009, fees in the aggregate of $96,000 were paid to Nominex Ltd., a company controlled by the President, CEO and a family member for geological and management services provided to Spider. As at December 31, 2009, Nominex was owed $8,400 for geological and management services provided and this amount was included in accounts payable and accrued liabilities. Spider paid bonus of $57,600 to Neil Novak for services rendered during the year ended December 31, 2009. No bonuses were paid to officers of Spider during the year ended December 31, 2008.

(3) Spider appointed Carmelo Marrelli as Chief Financial Officer on June 1, 2008 and paid him consultation fees of $20,000 for services rendered. The Chief Financial Officer is a partner in a firm providing accounting services to Spider. During the year ended December 31, 2008, Spider expensed $70,442 for services rendered by this firm. As at December 31, 2008, this firm was owed $2,680 and this amount was included in accounts payable and accrued liabilities. During the year ended December 31, 2009, Spider expensed $43,608 for services rendered by this firm. As at December 31, 2009, this firm was owed $15,860 and this amount was included in accounts payable and accrued liabilities. During the year ended December 31, 2009, Spider  paid Carmelo Marrelli consultation fees of $30,000 for services rendered as Spider’s CFO.

(4) On April 21, 2009, Spider granted an aggregate of 7,100,000 incentive stock options to directors, officers and consultants of Spider exercisable over a five year period at a price of $0.10 per share. The fair value of these incentive stock options at the date of the grant was estimated using the Black-Scholes valuation model with the following assumptions: a five year expected term; 127% volatility; risk-free interest rate of 1.87% per annum; and a dividend rate of 0%. The fair value assigned to these incentive stock options was $220,100.

(5) On December 21, 2009, Spider granted an aggregate of 4,500,000 incentive stock options to directors and officers of Spider exercisable over a five-year period at a price of $0.10 per share. The fair value of these incentive stock options at the date of the grant was estimated using the Black-Scholes valuation model with the following assumptions: a five year expected term; 167% volatility; risk-free interest rate of 2.57% per annum; and a dividend rate of 0%. The fair value assigned to these incentive stock options was $207,000.

(6) On October 2, 2008, Spider granted an aggregate of 10,900,000 incentive stock options to various directors, officers and consultants of Spider at an exercise price of $0.10 per share for a five-year period. The fair value of these incentive stock options at the date of the grant was estimated using the Black-Scholes valuation model with the following assumptions: dividend yield 0%; expected volatility of 136%; risk-free interest rate of 3.02%; and an expected term of five years. The fair value assigned to these incentive stock options was $457,800.

(7) During the year ended December 31, 2009, fees in the aggregate of $72,000 were paid to Richard Hamelin for management services provided Spider in his role as Vice President Finance. During the year ended December 31, 2008, fees in the aggregate of  $60,000 were paid to Richard Hamelin for management services provided to Spider in his role as Vice President Finance. Spider paid bonus of $39,600 to Richard Hamelin for services rendered during the year ended December 31, 2009. No bonuses were paid to officers of Spider during the year ended December 31, 2008.

Outstanding Option-Based Awards – Named Executive Officers

The following table sets out information concerning all awards outstanding at the end of the most recently completed financial year. This includes unexercised options held by the Named Executive Officers during 2009 and the value of unexercised options held by the Named Executive Officers as at December 31, 2009. The closing price of Spider Shares on the TSX-V on December 31, 2009 was $0.055.

Name	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-the-Money Options
Neil Novak Director, President and CEO	1,500,000	$0.10	February 8, 2011	Nil
	2,000,000	$0.10	October 2, 2013	Nil
	1,000,000	$0.10	December 21, 2014	Nil
	1,000,000	$0.10	April 21, 2014	Nil
	Total: 5,500,000
Richard Hamelin Director, Vice President Finance	1,500,000	$0.10	February 8, 2011	Nil
	1,500,000	$0.10	October 2, 2013	Nil
	600,000	$0.10	December 21, 2014	Nil
	750,000	$0.10	April 21, 2014	Nil
	Total: 4,350,000
Carmelo Marrelli CFO	500,000	$0.10	October 2, 2013	Nil
	200,000	$0.10	December 21, 2014	Nil
	250,000	$0.10	April 21, 2014	Nil
	Total: 950,000

Incentive Plan Awards – Value Vested or Earned During the Most Recently Completed Financial Year

The following table provides information regarding value vested or earned through incentive plan awards by the Named Executive Officers during the year ended December 31, 2009. All options held by the Named Executive Officers as at December 31, 2009 vested on the dates of their respective grant. The closing price of Spider Shares on the TSX-V on the vesting date of the options granted on April 21, 2009 was $0.04. The closing price of Spider Shares on the TSX-V on the vesting date of the options granted on December 21, 2009 was $0.05.

Name	Option-Based Awards – Value Vested During the Year ($)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Neil Novak Director, President and CEO	Nil	N/A	Nil
Richard Hamelin Director, Vice President Finance	Nil	N/A	Nil
Carmelo Marrelli CFO	Nil	N/A	Nil

Termination and Change of Control Benefits

Neil Novak

On November 1, 2007, Spider entered into an independent contractor agreement with Nominex Ltd. (the “Contractor”) and Neil Novak (the “Independent Contractor Agreement”) in which Spider engages the Contractor as an independent contractor and Mr. Novak agrees to and the Contractor agrees to cause Mr. Novak to occupy the position of President and Chief Executive Officer of Spider. The Contractor will provide these services as an independent contractor, and nothing in the Independent Contractor Agreement shall be construed to create a relationship of employee and employer between Spider and either the Contractor or Mr. Novak. The Independent Contractor Agreement sets out the terms and conditions in the event that there is a change of control or in other circumstances where the Contractor is terminated without cause. The Company may terminate the Independent Contractor Agreement and the Contractor’s retainer for any reason at any time by giving a notice of termination. The Contractor may terminate the Independent Contractor Agreement and its retainer for any reason at any time by giving notice of termination to Spider.

If at any time other than within six months after a Change of Control (as defined below), Spider terminates the Independent Contractor Agreement and the Contractor’s retainer thereunder without cause, or the Contractor terminates the Independent Contractor Agreement and its retainer with Spider for good reason, in addition to any other amounts that may be payable to the Contractor under the Independent Contractor Agreement up to the date of termination, Spider shall pay to the Contractor an amount equal to the fees that would have been payable to the Contractor had the retainer with Spider continued for a period of 24 months from the date of termination (with fees being an amount equal to the monthly instalments of the fees which would otherwise have been payable to the Contractor).

If within six months after a Change of Control, Spider gives notice of termination without cause, or if within six months after a Change of Control, the Contractor gives notice of termination for good reason, or if not earlier than ninety (90) days after, but not more than one hundred and five (105) days after a Change of Control the Contractor gives notice of termination for any reason whatsoever, in addition to any amounts that may be payable to the Contractor under the Independent Contractor Agreement in respect of its retainer with Spider up to the date of termination, Spider shall pay to the Contractor an amount equal to the fees that would have been payable to it had its retainer with Spider continued for a period of 24 months from the date of termination.

In the event that a Change of Control of Spider occurs, all stock options granted to Mr. Novak under the stock option plan and any predecessor thereto shall immediately be vested and exercisable.

The Independent Contractor Agreement defines Change of Control as: (i) any change in the direct or indirect ownership of, or control or direction over voting securities of Spider as a result of which a person, or a group of persons acting jointly or in concert (other than with the Contractor or Mr. Novak) within the meaning of the Securities Act (Ontario), is in a position to exercise effective control over Spider, which shall include them owning, directly or indirectly in any manner whatsoever more than 30% of the issued and outstanding voting shares in the capital stock of Spider (calculated on a non-diluted basis) or any rights to immediately acquire such shares directly or indirectly in any manner whatsoever at such time of determination or within one (1) year thereof;  (ii) any change in the direct or indirect ownership of, or control or direction over, assets of Spider as a result of which a person, or group of persons acting jointly or in concert (other than with the Contractor or Mr. Novak) within the meaning of the Securities Act (Ontario), acquires or is in a position to exercise effective control or direction over more than 50% of the assets (measured by fair market value) of Spider or in an effective position to elect a majority of the Spider Board.

The proposed Amalgamation will result in a Change of Control as such term is defined in the Independent Contractor Agreement. However, it is expected that the Independent Contractor Agreement will continue in full force and effect after the Amalgamation. As a result, no termination payments are expected to be due and payable pursuant to the Independent Contractor Agreement upon closing of the Amalgamation.

Richard Hamelin

On January 1, 2009, Spider entered into an employment agreement with Richard Hamelin (the “Executive”) (the “Employment Agreement”) pursuant to which Spider has agreed to engage the Executive and Mr. Hamelin has agreed to accept employment with Spider as Vice President Finance of Spider. The Employment Agreement sets out the terms and conditions in the event that there is a Change of Control (as defined below) or in other circumstances where the Executive is terminated without cause. Spider may terminate the Employment Agreement and the Executive’s employment for any reason at any time by giving a notice of termination. The Executive may terminate the Employment Agreement and his employment for any reason at any time by giving notice of termination to Spider.

If (a) within six months after a Change of Control, Spider gives notice of termination for any reason other than disability or cause, (b) within six months after a Change of Control, the Executive terminates the Employment Agreement and his employment with Spider for good reason, or (c) not earlier than ninety (90) days after, but not more than one hundred and five (105) days after a Change of Control the Executive gives notice of termination for any reason whatsoever, in addition to any other amounts that may be payable to the Executive under the Employment Agreement up to the date of termination, Spider shall (i) pay to the Executive an amount equal to the salary that would have been payable to the Executive had the employment with Spider continued for a period of 24 months from the date of termination and the Executive’s bonus for the year in which his employment has been terminated (calculated and payable in accordance with the terms of the Employment Agreement) and (ii) maintain the Executive’s benefits under the Employment Agreement for a period of 24 months from the date of the termination.

In the event that a Change of Control of Spider occurs, all stock options granted to Mr. Hamelin under the stock option plan and any predecessor thereto shall immediately be vested and exercisable.

The Employment Agreement defines Change of Control as: (i) any change in the direct or indirect ownership of, or control or direction over voting securities of Spider as a result of which a person, or a group of persons acting jointly or in concert (other than with the Executive) within the meaning of the Securities Act (Ontario), is in a position to exercise effective control over Spider, which shall include them owning, directly or indirectly in any manner whatsoever more than 30% of the issued and outstanding voting shares in the capital stock of the Company (calculated on a non-diluted basis) or any rights to immediately acquire such shares directly or indirectly in any manner whatsoever at such time of determination or within one (1) year thereof;  (ii) any change in the direct or indirect ownership of, or control or direction over, assets of Spider as a result of which a person, or group of persons acting jointly or in concert (other than with the Executive) within the meaning of the Securities Act (Ontario), acquires or is in a position to exercise effective control or direction over more than 50% of the assets (measured by fair market value) of Spider or in an effective position to elect a majority of the Spider Board.

The proposed Amalgamation will result in a Change of Control as such term is defined in the Employment Agreement. However, it is expected that the Employment Agreement will continue in full force and effect after the Amalgamation. As a result, no termination payments are expected to be due and payable under the Employment Agreement upon closing of the Amalgamation.

Other Termination Benefits

Pursuant to an Employment Agreement dated January 1, 2009 between James Burns (Vice President-Exploration) and Spider, upon receiving notice of termination within 6 months of a change of control, Mr. Burns is entitled to an amount equal to the salary and discretionary target bonus he would have received during the severance period of two years.

Spider Stock Option Plan

Spider has no pension plan and no standard or other arrangement for compensation to the other directors and officers of Spider except the granting of stock options.

Spider maintains an employee stock option plan (“Plan”) under which the Spider Board, or a committee appointed for such purpose, may from time to time grant to employees, officers, directors of, or consultants to, Spider, options to acquire Common Shares in such numbers, for such terms, and at such exercise prices, as may be determined by the Spider Board or such committee. The Plan provides that the maximum number of common shares in the capital of Spider that may be reserved for issuance for all purposes under the Plan shall be equal to 10% of the total issued and outstanding Common Shares and that the maximum number of Spider Shares which may be reserved for issuance to any one optionee pursuant to share options may not exceed 5% of Spider Shares outstanding at the time of grant. The options are valid for a maximum of five years from the date of issue. Vesting of options shall occur in accordance with applicable TSX-V policies as determined by the Spider Board. The exercise price of options equals the closing price of Spider’s stock on the last trading day prior to the date of grant and the minimum exercise price is $0.10 per share.

As at Spider’s most recent financial year ended December 31, 2009, there were options to purchase 30,885,018 shares which had been granted and were outstanding under the Plan which are exercisable at $0.10 per share.

Compensation of Directors

Other than being paid an annual retainer of $5,000 (plus, in the case of the chair of the Audit Committee, an additional $2,000 annual retainer and in the case of all other committee chairs, an additional $1,000 annual retainer) and $500 per board or committee meeting attended and being entitled to participate in the Plan, the directors have no standard compensation arrangements, or any other arrangements, with Spider. The amount earned by directors of Spider for their services as directors, including salaries, director’s fees, commissions, bonuses paid for services rendered during the most recently completed financial year, bonuses paid during the most recently completed financial year for services rendered in a previous year, and any compensation (other than any amounts payable for committee participation or special assignments from Spider and its subsidiaries) was $79,600.

Each member of the Spider Special Committee is paid $1,000 per meeting up a maximum of $1,000 per day.

Executive officers of Spider who also act as directors of Spider do not receive any additional compensation for services rendered in such capacity, other than as paid by Spider to such executive officers in their capacity as executive officers.

The directors had no arrangements with Spider where they were compensated for services as consultants or experts by Spider or its subsidiaries during the financial year ended December 31, 2009 except as herein disclosed(1).

The following table provides details with respect to compensation paid to, or earned by the directors of Spider who were not Named Executive Officers as at December 31, 2009:

Name	Fees Earned	Share-Based Awards	Option-Based Awards (#/$)	Non-Equity Incentive Plan Compensation	Pension Value	All Other Compensation	Total
Norman E. Brewster	$12,500	N/A	750,000/ $23,250(2) 400,000/ $18,400(3)	Nil	N/A	Nil	$54,150
Bryan H. Wilson	$8,500	N/A	750,000/ $23,250(2) 400,000/ $18,400(3)	Nil	N/A	Nil	$50,150
Earl S. Coleman	$13,500	N/A	750,000/ $23,250(2) 400,000/ $18,400(3)	Nil	N/A	Nil	$55,150
James Franklin	$10,000	N/A	750,000/ $23,250(2) 400,000/ $18,400(3)	Nil	N/A	$23,600(4)	$75,250

Name	Fees Earned	Share-Based Awards	Option-Based Awards (#/$)	Non-Equity Incentive Plan Compensation	Pension Value	All Other Compensation	Total
Gregory Roberts(5)	$11,500	N/A	750,000/ $23,250(2) 400,000/ $18,400(3)	Nil	N/A	Nil	$53,150

Notes:

(1) Neil Novak is a Director of Spider who is also a NEO. The relevant disclosure of his compensation for services rendered in his capacity as a NEO has been provided under “Statement of Executive Compensation - Summary of Compensation” above. Neil Novak does not receive any additional compensation for services rendered in his capacity as a Director of Spider. Richard Hamelin is a Director of Spider who is also a NEO.  Richard Hamelin does not receive any additional compensation for services rendered in his capacity as a Director of Spider.

(2) On April 21, 2009, Spider granted an aggregate of 7,100,000 incentive stock options to directors, officers and consultants of Spider exercisable over a five year period at a price of $0.10 per share. The fair value of these incentive stock options at the date of the grant was estimated using the Black-Scholes valuation model with the following assumptions: a five year expected term; 127% volatility; risk-free interest rate of 1.87% per annum; and a dividend rate of 0%. The fair value assigned to these incentive stock options was $220,100.

(3) On December 21, 2009, Spider granted an aggregate of 4,500,000 incentive stock options to directors and officers of Spider exercisable over a five-year period at a price of $0.10 per share. The fair value of these incentive stock options at the date of the grant was estimated using the Black-Scholes valuation model with the following assumptions: a five year expected term; 167% volatility; risk-free interest rate of 2.57% per annum; and a dividend rate of 0%. The fair value assigned to these incentive stock options was $207,000.

(4) During the year ended December 31, 2009, Spider paid consulting fees of $23,600 (December 31, 2008 - $22,016) to Franklin Geosciences Ltd., a company beneficially owned by James Franklin. As at December 31, 2009, Franklin Geosciences Ltd. was owed $24,780 (December 31, 2008 - $nil) in outstanding consulting fees and unreimbursed expenses. This amount was included in accounts payable and accrued liabilities.

(5) Mr. Roberts ceased to be a director of Spider on May 19, 2010.

Outstanding Option-Based Awards - Directors

The following table sets out information concerning all awards outstanding at the end of the most recently completed financial year. This includes unexercised options held by the Directors during 2009 and the value of unexercised options held by the Directors who were not Named Executive Officers as at December 31, 2009. The closing price of Spider Shares on the TSX-V on December 31, 2009 was $0.055.

Name	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-the-Money Options
Norman E. Brewster	185,018	$0.10	February 8, 2011	Nil
	1,000,000	$0.10	October 2, 2013	Nil
	400,000	$0.10	December 21, 2014	Nil
	750,000	$0.10	April 21, 2014	Nil
	Total: 2,335,018
Bryan H. Wilson	500,000	$0.10	February 8, 2011	Nil
	1,500,000	$0.10	October 2, 2013	Nil
	400,000	$0.10	December 21, 2014	Nil
	750,000	$0.10	April 21, 2014	Nil
	Total: 3,150,000
Earl S. Coleman	1,000,000	$0.10	February 8, 2011	Nil
	1,000,000	$0.10	October 2, 2013	Nil
	400,000	$0.10	December 21, 2014	Nil
	750,000	$0.10	April 21, 2014	Nil
	Total: 3,150,000

Name	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-the-Money Options
James Franklin	500,000	$0.10	July 25, 2011	Nil
	1,000,000	$0.10	October 2, 2013	Nil
	400,000	$0.10	December 21, 2014	Nil
	750,000	$0.10	April 21, 2014	Nil
	Total: 2,650,000
Gregory Roberts(1)	500,000	$0.10	July 25, 2011	Nil
	1,000,000	$0.10	October 2, 2013	Nil
	400,000	$0.10	December 21, 2014	Nil
	750,000	$0.10	April 21, 2014	Nil
	Total: 2,650,000
Notes:
(1) Mr. Roberts ceased to be a director of Spider on May 19, 2010.

Incentive Plan Awards – Value Vested or Earned During the Most Recently Completed Financial Year

The following table provides information regarding value vested or earned through incentive plan awards by directors of Spider who were not Named Executive Officer’s during the year ended December 31, 2009.

Name	Option-Based Awards – Value Vested During the Year ($) (1)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Norman E. Brewster	NIL	N/A	NIL
Bryan H. Wilson	NIL	N/A	NIL
Earl S. Coleman	NIL	N/A	NIL
James Franklin	NIL	N/A	NIL
Gregory Roberts(2)	NIL	N/A	NIL

Notes:

(1) All options held by directors as at December 31, 2009 vested on the dates of their respective grant. The closing price of the Common Shares on the TSX-V on the vesting date of the options granted on April 21, 2009 was $0.04. The closing price of the Common Shares on the TSX-V on the vesting date of the options granted on December 21, 2009 was $0.05.

(2) Mr. Roberts ceased to be a director of Spider on May 19, 2010.

Other Compensation

Other than as set forth herein, Spider did not pay any other compensation to the Executive Officers or Directors (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full time employees) during the financial year ended December 31, 2009.

Equity Compensation Plan Information

The following information is at the end of the financial year ended December 31, 2009:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	30,885,018	$0.10	16,284,425
Total:	30,885,018	$0.10	16,284,425

The only compensation plan under which equity securities of Spider are authorized for issuance is the Stock Option Plan, details of which are set forth in this Information Circular under the heading “Statement of Executive Compensation - Stock Option Plan” and which has been approved by shareholders of Spider.

Management Contracts

Other than disclosed above, under the heading “Information Concerning Spider - Summary of Compensation”, no other persons manage Spider.

Interest of Certain Persons and Companies in Matters to be Acted Upon

Spider is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer of Spider at any time since the beginning of the last financial year of Spider or any known associate or affiliates of such persons in any matter to be acted upon at the Meeting, other as disclosed herein.

If the Amalgamation is completed, (i) Neil Novak, who is a director, President and Chief Executive Officer of Spider and who owns or exercises control over 0.67% of the issued and outstanding Spider Shares as at June 9, 2010, will become a director and President of KWG; (ii) Norman Brewster who is a director of Spider and who owns or exercises control over 0.01% of the issued and outstanding Spider Shares as at June 9, 2010, will become a director of KWG, and (iii) Bryan Wilson who is a director of Spider and who owns or exercises control over 0.04% of the issued and outstanding Spider Shares as at June 9, 2010, will become a director of KWG.

Interest of Informed Persons in Material Transactions

Other than as described in this Information Circular, management of Spider is not aware of any material interest, direct or indirect, of any:

(a)	director or executive officer of Spider,
(b)	person who beneficially owns, directly or indirectly, Spider Shares or who exercises control or direction over Spider Shares or a combination or both, carrying more than 10% of the Spider Shares, or
(c)	known associate or affiliate of any of the foregoing persons, in any transaction since the commencement of Spider’s most recently completed financial year or in any proposed transaction that has materially affected or would materially affect Spider.

Conflicts of Interest

Certain of the directors of Spider also serve as directors of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors to be in a position of conflict. Any decision made by such directors involving Spider will be made in accordance with the duties and obligations of directors to deal fairly and in good faith with Spider and such other companies.  In addition, such directors declare, and refrain from voting on, any matter in which such directors may have a conflict of interest.

Authorized Capital

Spider’s authorized capital consists of an unlimited number of Spider Shares and an unlimited number of Preference Shares. As of June 9, 2010, there were 541,737,009 Spider Shares issued and outstanding. The holders of the Spider Shares have the right to one vote per Spider Share at any meeting of Spider Shareholders (except meetings which only holders of a specified class of shares are entitled to vote), have the right to receive any dividend declared by the Spider Board, and have the right to receive the remaining property of Spider on its dissolution, liquidation, winding up or other distribution of its assets or property among its shareholders for the purpose of winding up its affairs. In addition, the Spider Shareholders were issued rights under the Spider Rights Plan pursuant to the terms thereof. As of June 9, 2010, Spider had the following Spider Convertible Securities issued and outstanding: 81,411,661 Spider Warrants, 182,108 Spider Unit Compensation Options and 31,185,018 Spider Options.

Consolidated Capitalization

The following table sets forth the capitalization of Spider as of March 31, 2010, and as at December 31, 2009:

	As at March 31, 2010	As at December 31, 2009
	(unaudited)	(audited)
Long-term debt	$0	$0
Shareholders’ equity
Share capital	30,998,087	31,292,375
Contributed surplus	3,881,724	3,535,359
Warrants	5,982,916	4,887,487
Deficit	(16,136,068)	(16,949,367)
Total shareholders’ equity	24,726,659	22,765,854
Total Capitalization	$24,726,659	$22,765,854

Indebtedness of Directors and Executive Officers

During the financial year ended December 31, 2009 and as of March 31, 2010 and as of 30 days prior to the date of this Information Circular, no director, executive officer of Spider, nor any of their respective associates or affiliates, is, or has been at any time since the beginning of the last completed financial year, indebted to Spider or any subsidiary, whether in connection with any security purchase program or otherwise, nor has any such person been indebted to any other entity where such indebtedness is a subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by Spider.

Prior Sales of Spider Shares

On July 24, 2009, Spider completed the first tranche of a private placement of 48,333,333 flow-through units at a price of $0.03 per unit, for gross proceeds of $1,450,000. The private placement is part of a larger offering of up to 73,333,333 flow-through units. Each unit consists of one common share (issued on a flow-through basis) and one-half of one common share purchase warrant. Each full warrant entitles the holder to acquire one common share (which share shall not be issued on a flow-through basis) at a price of $0.05 for a period of one year from the date of issue and thereafter at a price of $0.10 for a period of two years from the date of issue. Spider engaged IBK Capital Corp. (“IBK”) to complete the first tranche of the Offering on a best efforts agency basis. Spider paid an aggregate cash commission in the amount of $102,375 to IBK and its selling group agents and issued 4,550,000 broker warrants entitling IBK and its selling group agents to purchase up to 4,550,000 common shares in the capital of Spider at a price of $0.03 for a period of one year from the date of issue and thereafter at a price of $0.06 for a period of two years from the date of issue.

On August 7, 2009, Spider completed the second tranche of a private placement with the MineralFields Group of 25,000,000 flow-through units at a price of $0.03 per unit, for gross proceeds of $750,000. Each unit consists of one common share (issued on a flow-through basis) and one-half of one common share purchase warrant. Each full warrant entitles the holder to acquire one common share (which share shall not be issued on a flow-through basis) at a price of $0.05 for a period of one year from the date of issue and thereafter at a price of $0.10 for a period of two years from the date of issue. Spider engaged Limited Market Dealer Inc. to complete the second tranche of the Offering on a best efforts agency basis. Limited Market Dealer Inc. was paid an aggregate cash commission of $37,500 and was issued 2,500,000 broker compensation options. Each agent option is exercisable for one unit at a price of $0.03 for a period of one year from the date of issue and thereafter at a price of $0.06 for a period of two years from the date of issue. Each option unit consists of one common share and one-half of one common share purchase warrant. Each full warrant will be exercisable for one common share at a price of $0.05 until August 7, 2010 and thereafter at a price of $0.10 until August 7, 2011.

On December 24, 2009, Spider completed the first tranche of a private placement of 22,887,999 flow- through units at a price of $0.06 per unit, for gross proceeds of $1,373,280. The private placement is part of a larger offering of up to

50,000,000 flow-through units at a price of $0.06 per unit and up to 40,000,000 non flow-through units at the price of $0.05 per unit. Each flow-through unit consists of one common share (issued on a flow-through basis) and one non flow-through common share purchase warrant. Each full warrant entitles the holder to acquire one common share (which share shall not be issued on a flow-through basis) at a price of $0.10 for a period of two years from the date of issue. On December 30, 2009, Spider completed a second tranche of a private placement of 15,785,332 flow-through units at a price of $0.06 per unit, for gross proceeds of $947,120. Each unit consists of one common share (issued on a flow-through basis) and one common share purchase warrant. Each full warrant entitles the holder to acquire one common share (which share shall not be issued on a flow-through basis) at a price of $0.10 for a period of two years from the date of issue. Spider engaged Sandfire Securities Inc. (“Sandfire”) to complete the offering. Spider paid an aggregate cash commission in the amount of $132,457 to Sandfire and its selling group agents and issued 3,620,163 non-transferable compensation options entitling Sandfire and its selling group agents to purchase up to 3,620,163 units at a price of $0.06 per unit for a period of two years from the date of issue. Each unit consist of one common share and one common share purchase warrant exercisable to acquire one common share at the price of $0.10 per share for a period of two years from the date of issue of the agent options. Spider issued two tranches of agent options: (i) 2,083,298 units at a price of $0.06 which expire on December 24, 2011. The attached warrants to these agent options also expire on December 24, 2011; and (ii) 1,536,865 units at a price of $0.06 which expire on December 30, 2011. The attached warrants to these agent options also expire on December 30, 2011.

Price Range and Trading Volume

The common shares of Spider are listed for trading on TSX-V under the trading symbol “SPQ”.

The following chart sets out the reported high and low trading prices at close and volume of trading of Spider Shares for the calendar periods indicated.

Period	Low	High	Volume
	($)	($)	(shares)
2010
June (to June 4th)	0.125	0.14	35,022,968
May	0.07	0.14	108,895,149
April	0.105	0.14	66,554,095
March	0.05	0.14	142,712,383
February	0.05	0.06	20,447,107
January	0.055	0.075	49,369,401
2009
December	0.05	0.06	26,586,310
November	0.045	0.055	21,844,349
October	0.035	0.06	31,795,061
September	0.035	0.04	5,345,906
August	0.035	0.045	11,060,752
July	0.03	0.045	18,501,107
June	0.025	0.035	4,783,824
May	0.03	0.04	5,353,822

Material Contracts

Spider has not entered into any material contracts other than in the ordinary course of business within the previous two years prior to the date hereof, with the exception of (i) the Letter Agreement which was subsequently superseded by the Combination Agreement; (ii) the Combination Agreement, and (iii) the Amended Option Agreement (described under the heading “Information Concerning Spider - Description of Business - Spider #3 Project Area - Big Daddy Project”).

Copies of the Letter Agreement, the Combination Agreement and the Amended Option Agreement will be available for inspection at the head office of Spider, 50 Richmond Street East, Suite 101, Toronto, Ontario, M5C 1N7, during ordinary business hours on any business day up to the time of the Meeting.

Dividend Policy

To date, Spider has not earned any mining revenues and accordingly has not declared or paid any dividends.  The payment of dividends in the future will depend on earnings and the financial condition of Spider and on such other factors as the Spider Board may consider appropriate.

Auditors and Transfer Agent

The auditor of Spider is McCarney Greenwood LLP, at its office in Toronto, Ontario.

The registrar and transfer agent for the Spider Shares is Equity Transfer & Trust Company at its office in Toronto, Ontario.

Experts

Richard Gowans, P.Eng., Jane Spooner, M.Sc., P. Geo., Alan San Martin, MAusIMM and Charley Murahwi, M.Sc., P. Geo., MAusIMM of Micon International Limited are “qualified persons” pursuant to NI 43-101 and prepared the Big Daddy Project Report.

McCarney Greenwood LLP, the auditors of Spider, have reported that they are independent with respect to Spider within the meaning of the Rules of Professional Conduct Rule 204 of the Institute of Chartered Accountants of Ontario.

TD Securities has prepared the Fairness Opinion in connection with the Amalgamation.

Interests of Experts

To the knowledge of Spider, as of June 4, 2010, no expert or “designated professional” (as defined in NI 51-102) that has made a statement in this Information Circular holds 1% or more of Spider securities or any other property of Spider and no such person is expected to be elected, appointed or employed as a director, executive officer or employee of Spider and no such person is a promoter of Spider.

Continuous Reporting Obligations to Investors

Spider is a reporting issuer in British Columbia, Alberta, Ontario and Quebec, and is currently not a reporting issuer in any other jurisdiction.  Pursuant to legislation in British Columbia, Alberta, Ontario and Quebec, Spider is required to provide to shareholders quarterly unaudited financial statements within 60 days of the end of each quarter and audited financial statements within 120 days of each year-end. In addition, Spider is required to comply with the continuous disclosure requirements of the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Ontario) and an Act Respecting the Autorité des Marchés Financiers and with the rules and policies of the TSX-V.

Additional Information

Financial information for Spider’s recently completed financial year and other additional information concerning Spider is contained in the management’s discussion and analysis, and the annual audited and interim unaudited financial statements for Spider. Shareholders may obtain copies of these documents under Spider’s SEDAR profile at www.sedar.com or from the registered head office of Spider at 50 Richmond Street East, Suite 101, Toronto, Ontario, M5C 1N7.

PART V
INFORMATION CONCERNING KWG AFTER THE AMALGAMATION

The information contained in this part of the Information Circular assumes that the Spider Shareholders approve the Amalgamation.

The Amalgamation

On June 11, 2010, Spider, KWG and KWG Sub entered into a Combination Agreement whereby they agreed to implement the Amalgamation pursuant to which Spider and KWG Sub would amalgamate and continue as one corporation. Upon completion of the Amalgamation, Spider Shareholders will become shareholders of KWG. For a description of the Amalgamation, see the section entitled “Particulars of Matters to be Acted Upon”.

Following the completion of the Amalgamation, KWG will continue to be a corporation incorporated under and governed by the laws of the Province of Quebec. The business and operations of Amalco will be managed and operated as a subsidiary of KWG. The head office of KWG will be located at KWG’s current head office address at 2750 – 600 de Maisonneuve Boulevard West, Montréal, Québec, H3A 3J2. In accordance with the Combination Agreement, it is expected that the name of  KWG will be changed to “Spider-KWG Resources Inc.” following completion of the Amalgamation, subject to shareholder and applicable regulatory approvals.

The following information regarding KWG after completion of the Amalgamation should be read in conjunction with the information concerning KWG and Spider contained in this Information Circular and the pro forma financial statements for KWG after completion of the Amalgamation attached as Schedule “A” to this Information Circular.

Intercorporate Relationships

Upon completion of the Amalgamation, Amalco will be a wholly-owned subsidiary of KWG. The following diagram illustrates KWG’s intercorporate relationship with its material subsidiary following the completion of the Amalgamation, together with the jurisdiction of incorporation of each company.

See “General Development of the Business”, “Principal Property” and “Other Properties” under each of the sections entitled “Information Concerning KWG” and “Information Concerning Spider” for information concerning the above noted projects.

Business of KWG After Amalgamation

Upon completion of the Amalgamation, the properties and assets of Spider will become the properties and assets of Amalco and Amalco will be a wholly-owned subsidiary of KWG. KWG will, directly and through Amalco, carry on the business of exploring and developing its projects, including several PGE, chromite and precious metals projects in Ontario, including the Big Daddy Project. See “Information Concerning Spider – General Development of the Business” and “Information Concerning KWG – General Development of the Business” for additional information.

Principal Property

Upon completion of the Amalgamation, KWG and Amalco will hold a combined 53% interest in the Big Daddy Project. See “Information Concerning Spider – General Development of the Business” and “Information Concerning KWG – General

Development of the Business” for description of the Big Daddy Project. In addition, KWG and Amalco will jointly hold majority interest in the MacFadyen Project, McFaulds Lake VMS Project, Diagnos Initiative Project and Wawa Project.

Selected Pro Forma Consolidated Financial Information

The following is a summary that has been derived from, should be read in conjunction with, and is qualified in its entirety by, the pro forma consolidated balance sheet as at March 31, 2010 and the pro forma consolidated statement of operations for the three month period ended March 31, 2010 and the year ended December 31, 2009 of KWG upon completion of the Amalgamation (see “Unaudited Pro-Forma Consolidated Financial Statements” attached as Schedule “A” to this Information Circular). The pro forma information presents KWG’s position after giving effect to the Amalgamation. Readers are cautioned that changes will have occurred in each company since the date of the relevant financial statements.

Summary of Unaudited Pro Forma Consolidated Balance Sheet

Unaudited Pro Forma Consolidated Balance Sheet of KWG After The Amalgamation As At March 31, 2010

	As Reported
	KWG Resources Inc.	Spider Resources Inc.	Pro forma Adjustments	Notes	Consolidated
ASSETS
Current
Cash & cash equivalents	3,712,118	3,731,461	(501,987)	3(a)	6,941,592
Accounts receivable	790,192	502,971	(5,412)	3(a)	1,116,975
			(170,776)	3(b)
Temporary investments	202,611	-	(30,000)	3(c)	172,611
Prepaid expenses	19,945	48,084	-		68,029
Total current assets	4,724,866	4,282,516	(708,175)		8,299,207

Capital assets	60,592	-	(60,592)	3(a)	-
Mining assets	25,767,877	22,928,707	(12,452,975)	3(a)	122,773,125
			86,529,516	3(e)
TOTAL ASSETS	30,553,335	27,211,223	73,307,774		131,072,332

LIABILITIES
Current
Accounts payable and accrued liabilities	7,402,736	199,358	(1,000,000)	3(a)	6,976,847
			(125,247)	3(b)
			500,000	3(d)
Total current liabilities	7,402,736	199,358	(625,247)		6,976,847

Future income tax liability	-	3,415,306	23,085,000	3(e)	26,500,306

SHAREHOLDERS’ EQUITY

Share Capital	21,287,218	30,998,087	(12,530,897)	3(a)	79,986,666
			71,230,345	3(f)
			(30,998,087)	3(g)
Warrants, options & compensation options	4,941,001	5,982,916	15,295,730	3(h)	20,236,731
			(5,982,916)	3(g)
Contributed surplus	3,326,255	3,881,724	(3,881,724)	3(g)	3,326,255
Deficit	(6,215,690)	(17,266,168)	509,931	3(a)	(5,751,288)
			(45,529)	3(b)
			17,266,168	3(g)
Accumulated other comprehensive loss	(188,185)	-	(15,000)	3(c)	(203,185)
Total shareholders’ equity	23,150,599	24,726,659	50,848,021		97,595,179
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	30,553,335	27,211,223	73,307,774		131,072,332

See accompanying notes to unaudited pro forma consolidated financial statements attached as Schedule “A” to this Information Circular.

1258. Summary of Unaudited Pro Forma Consolidated Statement of Operations

Unaudited Pro Forma Consolidated Statement of Operations of KWG After The Amalgamation For the three months ended March 31, 2010

	As Reported
	KWG Resources Inc.	Spider Resources Inc.	Pro forma Adjustments	Notes	Consolidated
REVENUE
Operators’ fees	-	91,058	(45,529)	3(b)	45,529
Interest income	978	-	-		978
TOTAL REVENUE	978	91,058	(45,529)		46,507

EXPENSES
Administrative	489,879	359,942	(242,213)	3(a)	607,608
Amortization on capital assets	5,635	-	(5,635)	3(a)	-
Stock compensation costs	67,823	47,917	-		115,740
Unrealized gain on foreign exchange	(47,187)	-	-		(47,187)
Total expenses	516,150	407,859	(247,848)		676,161
Loss for the period before income tax	(515,172)	(316,801)	202,319		(629,654)
Future income tax recovery	1,022,000	-	-		1,022,000
Income (loss) for the period	506,828	(316,801)	202,319		392,346
Change in fair value of marketable securities	67,620	-	(16,250)	3(c)	51,370
Net income and comprehensive income for the period	574,448	(316,801)	186,069		443,716
Basic net income per share				5	0.00
Weighted average number of shares outstanding	467,774,654		569,842,764	5	1,037,617,418

See accompanying notes to unaudited pro forma consolidated financial statements attached as Schedule “A” to this Information Circular.

Unaudited Pro Forma Consolidated Statement of Operations of KWG After The Amalgamation for the year ended December 31, 2009

	As Reported
	KWG Resources Inc.	Spider Resources Inc.	Pro forma Adjustments	Notes	Consolidated
REVENUE
Operators’ fees	-	250,943	(125,471)	3(b)	125,472
Interest income	20,005	-	-		20,005
TOTAL REVENUE	20,005	250,943	(125,471)		145,477

EXPENSES
Administrative	2,708,367	1,198,139	(253,783)	3(a)	3,652,723
Amortization on capital assets	8,300	-	(8,300)	3(a)	-
Stock compensation costs	252,266	427,100	-		679,366
Warrants extension cost	660,000	-	-		660,000
Unrealized loss on temporary investments	47,500	-	-		47,500
Unrealized loss on foreign exchange	443,898	-	-		443,898
Total expenses	4,120,331	1,625,239	(262,083)		5,483,487
Loss for the year before income tax	(4,100,326)	(1,374,296)	136,612		(5,338,010)
Future income tax recovery	105,000	626,019	-		731,019
Loss for the year	(3,995,326)	(748,277)	136,612		(4,606,991)
Change in fair value of marketable securities	(47,085)	-	6,250	3(c)	(40,835)
Net loss and comprehensive loss for the year	(4,042,411)	(748,277)	142,862		(4,647,826)
Basic net loss per share				5	0.00
Weighted average number of shares outstanding	364,914,105		569,842,764	5	934,756,869

See accompanying notes to unaudited pro forma consolidated financial statements attached as Schedule “A” to this Information Circular.

Principal Shareholders

Following completion of the Amalgamation, to the knowledge of KWG and Spider, no person, firm or company will beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of the then issued and outstanding KWG Shares, except as set out below:

Shareholder Name	Number of KWG Shares Owned or Controlled After Amalgamation (1)	Percentage of Issued and outstanding KWG Shares After Amalgamation
Cliffs B.V.	144,928,960 (2)(3)	11.64% (3)

Notes:
(1)   Information provided as of the date of this Information Circular.

(2)   The information set out in the above table is based on publicly available information. The numbers of KWG Shares owned, controlled or directed after the Amalgamation disclosed above are calculated based on the number of KWG Shares and Spider Shares held directly by Cliffs B.V., and to the knowledge of the directors and executive officers of KWG and Spider, such KWG Shares will be owned beneficially by Cliffs B.V.

(3)   To the knowledge of the directors and executive officers of KWG and Spider, as at June 9, 2010, Cliffs B.V. owns 48,460,049 KWG Warrants and Nil  Spider Warrants. Assuming full exercise of all outstanding securities of KWG and Spider convertible into KWG Shares and Spider Shares, respectively, Cliffs B.V. would own 193,389,009 KWG Shares upon completion of the Amalgamation, representing approximately 11.72% of the outstanding KWG Shares immediately upon completion of the Amalgamation. Cliffs B.V. is a wholly-owned subsidiary  of Cliffs.

Directors and Executive Officers of KWG After Amalgamation

1259. The names, province or state, and country of residence and principal occupations within the five preceding years of each individual who is expected to be a director or executive officer of KWG upon the completion of the Amalgamation, the number of KWG Shares each such director or executive officer will beneficially own, or control or direct, directly or indirectly, and the period during which such individual has served as a director of KWG, if applicable, are set out in the table below. Each expected director will hold office until the next annual meeting of KWG Shareholders or until the appointment or election of his successor, unless he resigns or his office becomes vacant by removal, death or other cause or is replaced in accordance with the by-laws of KWG. Mr. Smeenk anticipates devoting 90% of his time to KWG. Mr. Novak anticipates devoting 90% of his time to KWG.

Name, Position with KWG After Amalgamation and Province/State and Country of Residence	Principal Occupation (current and past five years)	Date Became a Director or Executive Officer of KWG	Number of KWG Shares Owned, or Controlled or Directed, Directly or Indirectly, after giving effect to the Amalgamation
FRANK C. SMEENK,(2) Executive Chairman and Director Ontario, Canada	President and CEO of KWG since 2004; President and CEO of Fletcher Nickel Inc., a public junior mining company, since November 2007.	April 14, 1998	9,152,000

NEIL NOVAK(3) President and Director Ontario, Canada	Professional Geologist; Director of Spider since 1995 and President and CEO since June 2005; President of Nominex Ltd., a managing director since 1983; Director of Cadillac Ventures Inc., since November 2005; Director of Noront Resources Ltd., from 2001 to October 2008 and VP Exploration and VP Exploration, from August 2007 to June 2009; Director of Greenock Resources Inc. (formerly Simberi Mining Corporation) from August 2005 to September 2008; Director of Renforth Resources Inc. from July 2008 to September 2009; Director and VP Exploration of UC from October 2006 to November 2007.	N/A(5)	4,426,618

BRUCE REID(2)(4) Director Ontario, Canada	President and CEO of Carlisle Goldfields Inc. a junior mining company, since June 2009; President and CEO of U.S. Silver Corp., a mining company, from June 2006 to November 2009; Vice-President of Research Capital, an investment firm, from 2002 to 2006.	July 9, 2009	7,154,500

RENÉ GALIPEAU(3)(4) Director Ontario, Canada	Vice-Chairman and CEO of Nuinsco Resources Limited, a mineral exploration and development company, since June 2009; Vice-Chairman and CEO of Victory Nickel Inc., a nickel exploration and development company, since February 2007; Senior Vice-President and CFO of HMZ Metals Inc., a metals company, from September 2004 to February 2006.	March 30, 2010	100,000

Name, Position with KWG After Amalgamation and Province/State and Country of Residence	Principal Occupation (current and past five years)	Date Became a Director or Executive Officer of KWG	Number of KWG Shares Owned, or Controlled or Directed, Directly or Indirectly, after giving effect to the Amalgamation
NORMAN E. BREWSTER(3)(4) Director Ontario, Canada	Professional Geologist; Director of Spider, since 1993; Chairman and Director of Iberian Minerals Corp.; Director of Galantas Gold Corporation, since June 2003; Director of Verdex Resources, from 1999 until 2007; Director of Goldmarca Resources Ltd, from 2004 to 2006; President & CEO and Director of Cadillac Ventures Corp. since October 2007; Director of International Millennium Mining Corp., since January 2005; Director of Ecometals Limited, between November 2004 and March 2007; Director of Greenock Resources Inc., between July 2007 and September 2008.	N/A(5)	56,522

BRYAN WILSON(2)(4) Director Ontario, Canada
Director of Spider, since September 1999; Director, Exploration Business Development of Centerra Gold Inc., since September 2008; Director of Canyon Copper Corp., since March 2006 and President and Treasurer between May 2006 and November 2007; Director of Hunter Bay Resources Inc., from 2006 to 2008; Mining Analyst; Director of Gee-Ten Ventures Inc., between February 2008 and February 2010; Director of Pengram Corporation, since December 2008; President, CEO and Director of Ste. Genevieve Resources Ltd., January 2003 and March 2008; Director of Red Pine Exploration Inc., between August 2003 and November 2005.
		N/A(5)	258,142

THOMAS E. MASTERS Chief Financial Officer Ontario, Canada	Public Accountant.	N/A	300,000

MAURICE J. LAVIGNE Vice-President, Development and Exploration Ontario, Canada	Vice-President, Development and Exploration of KWG since August 2009.	N/A	3,400,000
_______________
Notes:

(1)   The information as to residence and principal occupation was, and the number of KWG Shares that, upon completion of the Amalgamation, will be beneficially owned, or controlled or directed, directly or indirectly, was calculated based on information provided by the respective individuals.

(2)   Anticipated to be appointed as a member of the governance committee of the KWG Board upon completion of the Amalgamation.

(3)   Anticipated to be appointed as a member of the audit committee of the KWG Board upon completion of the Amalgamation.

(4)   Anticipated to be appointed as a member of the compensation committee of the KWG Board upon completion of the Amalgamation.

(5)   The appointments of Messrs. Novak, Brewster and Wilson will occur in connection with the completion of the Amalgamation.

The KWG Board will have three standing committees upon completion of the Amalgamation, being the Audit Committee, the Compensation Committee and the Governance Committee.  See “Information Concerning KWG – Audit Committee Disclosure”, “Information Concerning KWG – Executive Compensation – Compensation Discussion and Analysis – Compensation Committee” and “Information Concerning KWG – Corporate Governance Disclosure – Governance Committee” for information concerning the Audit Committee, the Compensation Committee and the Governance Committee, respectively.

Securityholdings

Upon closing of the Amalgamation, the expected directors and executive officers of KWG will, as a group, beneficially own, or control or direct, directly or indirectly, 24,847,782 KWG Shares representing approximately 2% of the then issued and outstanding KWG Shares.

Cease Trade Orders, Penalties, Sanctions and Personal Bankruptcies

Other than as disclosed in this Information Circular, as at the date of this Information Circular, to the knowledge of KWG and Spider, no proposed director or executive officer of KWG following the completion of the Amalgamation is, or within 10 years before the date hereof, has been, a director or executive officer of any issuer that:

(1)
was subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation for a period of more than 30 consecutive days (collectively, an “order”) while the director or executive officer was acting in the capacity as director or executive officer; or

(2)
was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To the knowledge of KWG and Spider, no proposed director or executive officer of KWG following the completion of the Amalgamation or a shareholder holding a sufficient number of securities of KWG to affect materially the control of KWG:

(1)
is, as at the date of this Information Circular, or has been within the 10 years before the date of the Information Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(2)
has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Except as disclosed in this Information Circular, as of the date of this Information Circular, to the knowledge of KWG and Spider, no proposed director or executive officer following the completion of the Amalgamation or shareholder holding a sufficient number of securities of KWG to affect materially the control of KWG:

(1)	has been subject to any:

(i)
penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

(ii)	other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision; or

(2)
or a personal holding company of any such persons has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer, shareholder or holding company of any such person.

Conflicts of Interest

Certain of the proposed directors of KWG following the completion of the Amalgamation also serve as directors of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors to be in a position of conflict. Any decision made by such directors involving KWG will be made in accordance with the duties and obligations of directors to deal fairly and in good faith with KWG and such other companies.  In addition, such directors will be required to disclose the nature and extent of any material interest he/she has in any material contract or proposed contract of KWG, as soon as the director becomes aware of the agreement or the intention of KWG to consider or enter into the proposed agreement and the director must refrain from voting.

Indebtedness of Directors and Executive Officers

As of the date of this Information Circular, or at any time within thirty days prior to the date of this Information Circular, no proposed executive officer, director or employee of KWG or any of its subsidiaries following the completion of the Amalgamation is or was indebted in respect of any purchase of securities or otherwise to KWG, to any subsidiary of KWG or to any other entity for which the indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by KWG or any of its subsidiaries.

No proposed director or executive officer of KWG following the completion of the Amalgamation, nor any associate of any such director or executive officer is, or at any time since the beginning of the most recently completed financial year has been, indebted to KWG or any subsidiary of KWG, or indebted to another entity, which indebtedness is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by KWG or any of its subsidiaries, in respect of any security purchase program or any other program.

Audit Committee Disclosure

Charter of the Audit Committee

It is expected that the charter of the audit committee of the KWG board of directors following the completion of the Amalgamation will be the audit committee charter of the current KWG Board, a copy of which is attached as Schedule “G” to this Information Circular.

Composition of the Audit Committee

It is expected that following the completion of the Amalgamation the audit committee of KWG will be comprised of Messrs. Novak, Galipeau and Brewster. Messrs. Galipeau and Brewster will be “independent” within the meaning of Sections 1.4 and 1.5 of NI 52-110. Mr. Novak will not be considered independent since he will be an executive officer of KWG. Each of the proposed members of the audit committee is “financially literate” within the meaning of Section 1.6 of NI 52-110. In general terms, a member is considered independent if they have no direct or indirect relationship with the company which could, in the view of the board of directors, be reasonably expected to interfere with the exercise of the member’s independent judgment. Furthermore, all proposed members of the audit committee of KWG after the Amalgamation are financially literate in that they have the ability to read and understand a set of financial statements that are of the same breadth and level of complexity of accounting issues that are generally comparable to the breadth and level of complexity of the issues that can be reasonably expected to be raised by KWG’s financial statements.

See sections entitled “Information Concerning KWG - Audit Committee Disclosure - Education and Relevant Experience” and “Information Concerning Spider – Spider Audit Committee”.

Corporate Governance

The corporate governance practices of KWG after completion of the Amalgamation are expected to be substantially similar to the current corporate governance practices of KWG. See “Information Concerning KWG - Corporate Governance Practices” for description of the current corporate governance practices of KWG.

Board of Directors

Disclosure of the identity of the directors who are independent

Of the six (6) proposed members of the KWG Board upon completion of the Amalgamation, four (4) members will be considered by the KWG Board to be independent directors according to the definition of independence set out in NI 52-110. In reaching this conclusion, the board took the view that Messrs. Reid, Galipeau, Brewster and Wilson will be independent directors.

Disclosure of the identity of directors who are not independent, and description of the basis for that determination

Messrs. Smeenk and Novak will not be independent as they will be officers of KWG upon completion of the Amalgamation.

Directorships

Director	Issuer
Frank C. Smeenk	Debuts Diamonds Inc. Strike Minerals Inc. Carlisle Goldfields Inc. MacDonald Oil Exploration Ltd.
Neil Novak	Cadillac Ventures Inc. Spider Resources Inc.
Bruce Reid	Carlisle Goldfields Debuts Diamonds Inc. Fletcher Nickel Inc. Noravena Capital Corporation
René Galipeau	Nuinsco Resources Limited Victory Nickel Inc. Wallbridge Mining Corporation Limited
Norman Brewster	Iberian Minerals Corporation Spider Resources Inc. Galantas Gold Corporation International Millenium Mining Corporation Cadillac Ventures Inc. Renforth Resources Inc.
Bryan Wilson	Canyon Copper Corp. Gee-Ten Ventures Inc. Spider Resources Inc.

Description of Share Capital

KWG Shares

For a description of the KWG Shares, see “Information Concerning KWG – Description of Securities”.

Options to Purchase Securities

New KWG Options will be granted to eligible holders of Spider Options who have consented to the exchange of their Spider Options for New KWG Options in accordance with the terms and conditions of the Combination Agreement.  Such New KWG Options will reflect the adjustments required after giving effect to the Amalgamation, subject to the terms and conditions of the Combination Agreement and the rules and policies of the TSX-V. KWG Options currently outstanding will, following the Amalgamation, continue in accordance with their terms.

Common Share Purchase Warrants

Following the Amalgamation, KWG Warrants will continue in accordance with their terms. Spider will seek consent of holders of Spider Warrants to accept KWG Shares upon exercise of Spider Warrants following the completion of the Amalgamation in accordance with the terms of the Combination Agreement and subject to the rules and policies of the TSX-V.

KWG SRP Rights

Following the Amalgamation and prior to the Separation Time, KWG SRP Rights will be issued to holders of the Additional KWG Shares that will be issued to securityholders of Spider pursuant to the Amalgamation in accordance with the terms and conditions of the KWG Rights Plan. KWG SRP Rights currently outstanding will, following the Amalgamation, continue in accordance with the terms of the KWG Rights Plan. For a description of the KWG SRP Rights and the KWG Rights Plan, see “Information Concerning KWG – Description of Securities – KWG Rights Plan”.

Executive Compensation

For details regarding executive compensation for KWG, see “Information Concerning KWG – Executive Compensation”. Upon completion of the Amalgamation, Neil Novak will be appointed President of KWG and Frank Smeenk will be appointed Executive Chairman of KWG. See “Particulars of Matters to be Acted Upon - Amalgamation-Board of Directors and Management”.

Market for Securities

KWG has applied to the TSX-V for approval of the Amalgamation and the issuance of the Additional KWG Shares to securityholders of Spider pursuant to the Amalgamation.

Pro Forma Consolidated Capitalization

The following table sets forth certain pro forma information immediately upon the completion of the Amalgamation, based upon the balance sheet of Spider as at March 31, 2010, and the balance sheet of KWG as at March 31, 2010, reflecting all pro forma adjustments in respect of the Amalgamation. See the unaudited pro forma consolidated financial statements.

	Unaudited Pro Forma Consolidated
Long-term debt	$	N/A
Shareholders’ equity
Share capital		77,986,666
Warrants and Options		20,236,731
Contributed Surplus		3,326,255
Deficit		(5,751,288)
Accumulated other comprehensive income		(203,185)
Total shareholders’ equity		95,595,179
Total Capitalization		$129,072,332

Material Contracts

See “Information Concerning Spider – Material Contracts” and “Information Concerning KWG– Material Contracts” for description of the material contracts of Spider and KWG, other than contracts entered into in the ordinary course of business.

Dividend Record

KWG has not declared or paid any dividends or distributions on the KWG Shares since incorporation. Any decision to pay dividends or distribution on the KWG Shares will be made by the board of directors of KWG. Other than as disclosed in this Information Circular under “Information Concerning KWG – Dividend Record”, it is not contemplated that any dividends or distributions will be made in the foreseeable future or following the Amalgamation. The payment of dividends in the future and following the Amalgamation will depend on KWG’s earnings, financial requirements, and other conditions that the board of directors of KWG may consider appropriate in the circumstances.

Legal Proceedings and Regulatory Actions

The legal proceedings of KWG and Spider are set forth under the headings “Information Concerning KWG – Legal Proceedings and Regulatory Actions” and “Information Concerning Spider – Legal Proceedings and Regulatory Actions”.

Financial Statements

The unaudited pro forma consolidated financial statements of KWG are attached as Schedule “A” of the Information Circular.

Auditor, Transfer Agent and Registrar

Upon completion of the Amalgamation, KWG’s auditors will remain PricewaterhouseCoopers LLP, Chartered Accountants at P.O. Box 82, Royal Trust Tower, Suite 3000, Toronto Dominion Centre, Toronto, Ontario, M5K 1G8.  The registrar and transfer agent for the KWG Shares and the rights agent for the KWG Rights Plan will remain Computershare Investor Services Inc. at its office in Montréal, Québec.

Interest of Experts

No expert or  “designated professional” (as such term is defined in NI 51-102) or any associate or affiliate of the designated professional that has made a statement in this Information Circular is expected to hold a beneficial interest, direct or indirect, equal to or greater than 1%  in any securities or any other property of KWG or Amalco or of an associate or affiliate of KWG or Amalco and no such person is expected to be elected, appointed or employed as a director, executive officer or employee of KWG or Amalco or of an associate or affiliate of KWG or Amalco and no such person is a promoter of KWG or Amalco or an associate or affiliate of KWG or Amalco, except as disclosed under the headings “Information Concerning Spider – Interests of Experts” and “Information Concerning KWG – Interests of Experts”.

Interest of Management and Others in Material Transactions

To the knowledge of KWG, none of the proposed directors or executive officers of KWG or any person who beneficially owns, or controls or directs, directly or indirectly, KWG Shares or a combination of both, carrying more than 10% of the KWG Shares,  nor an associate or affiliate of any of the foregoing persons, had any material interest, direct or indirect, in any transactions which materially affected or would materially affect KWG within the three years before the date of this Information Circular that has materially affected or is reasonably expected to materially affect KWG or a subsidiary of KWG, except as disclosed under the heading “Information Concerning KWG – Interest of Management and Others in Material Transactions”.

Risk Factors

Amalco will carry on the business of Spider and will assume the properties, liabilities and obligations of Spider and KWG Sub.  As a result, on a consolidated basis, the risks that KWG will face following the completion of the Amalgamation will include the current risks of Spider.  The business to be conducted by KWG and Amalco, following the completion of the Amalgamation, is subject to a number of risks as outlined below.

In assessing the Amalgamation, Spider Shareholders should carefully consider the risks described under “Information Concerning KWG – Management’s Discussion and Analysis” in Part III of this Information Circular and the risks described below.  The operations of KWG after completion of the Amalgamation will be high-risk due to the nature and stage of development of the mineral properties in which it will have an interest. The following describes some of the risks that could affect KWG and could materially affect KWG’s future operating results and could cause actual events to differ materially from those described in forward-looking information relating to KWG after completion of the Amalgamation. KWG may face additional risks and uncertainties other than those listed below, including risks and uncertainties that are unknown to KWG and Spider and risks and uncertainties that KWG and Spider now believe to be immaterial, which could turn out to be material, that could have a material adverse effect on the business of KWG after the Amalgamation. If any of the risks described under “Information Concerning KWG – Management’s Discussion and Analysis” in Part III of this Information Circular or below actually occur, the business, financial condition and/or results of operations of KWG, following the Amalgamation, could be materially adversely affected.

Additional Equity Financing

The advancement, exploration and development of KWG’s properties, including continuing exploration and development projects, and, if warranted, the construction of mining facilities and commencement of mining operations, will require substantial additional financing. The most likely source of such future financing that would be available to KWG is through the sale of additional equity capital. However, there can be no  assurance that such financing will be available to KWG or that it will be obtained on terms favourable to KWG or will provide KWG with sufficient funding to meet its objectives or capital or operating requirements, which may adversely affect KWG’s business, financial condition and results of operations. Additional financing may not be available when needed or, if available, the terms of such financing might not be favourable to KWG and might involve substantial dilution to existing shareholders.

Failure to obtain sufficient financing as and when required by KWG will result in a delay or indefinite postponement of the advancement, exploration or development on any or all of KWG’s properties or even a loss of a property interest, which would have a material adverse effect on KWG’s business, financial condition and results of operations. Global securities markets are currently experiencing volatility, which may result in difficulty in raising equity capital and market forces may render it difficult or impossible for KWG to secure purchasers of KWG’s securities at prices which will not lead to severe dilution to existing shareholders, or at all.

Going Concern

KWG’s ability to continue as a going concern is dependent upon its ability in the future to achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. There can be no assurance once a decision is made with respect to future activities that KWG will be able to execute on its plans. The consolidated financial statements of KWG do not include any adjustments related to the carrying values and classification of assets and liabilities should KWG be unable to continue as a going concern.

Nature of Mineral Exploration and Mining

KWG’s future is dependent on KWG’s exploration and development programs. The exploration and development of mineral deposits involves significant financial risks over a prolonged period of time, which a combination of careful evaluation, experience and knowledge may not eliminate. Few properties that are explored are ultimately developed into economically viable operating mines. Major expenditure on KWG’s exploration properties may be required in constructing mining and processing facilities at a site, and it is possible that even preliminary due diligence will show adverse results, leading to the abandonment of projects. It is impossible to ensure that preliminary feasibility studies or full feasibility studies on KWG’s projects or the current or proposed exploration programmes on any of the properties in which KWG has exploration rights will result in any profitable commercial mining operation. KWG cannot give any assurance that its current and future exploration activities will result in the Big Daddy Project or any other discovery of mineral deposits containing mineral reserves.

Whether a deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as its size and grade, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of metal concentrates, exchange controls and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of any or all of these factors may result in KWG not receiving an adequate return on invested capital or have a material adverse effect on KWG’s business and financial condition.

Uncertainty of Resource Estimates

The mineral resource estimates in respect of the properties of KWG are estimates only and no assurance can be given that any particular level of recovery of chromite or other minerals from mineral resources will in fact be realized or that an identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be economically exploited. The resource estimates in respect of the properties of KWG are based on limited information acquired through drilling and other sampling methods. No assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.

The grade of mineralization actually recovered may differ from the estimated average grades in the resource estimates. Estimates of mineral resources can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ dramatically from that indicated by results of drilling, sampling and other similar examinations. Short term factors relating to mineral resources, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations.

The mineral resource estimates in respect of the properties of KWG have been determined based upon assumed commodity prices and operating costs. Any future production could differ dramatically from mineral resource estimates for, among others, the following reasons:

•	mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;
•	increases in operating mining costs and processing costs could adversely affect mineral resources;
•	the grade of the mineral resources may vary significantly from time to time and there is no assurance that any particular level of chromite may be recovered from the mineral resources; and
•	declines in the market price of chromite or other metals may render the mining of some or all of the mineral resources uneconomic.

Any of these factors may require KWG to reduce its mineral resource estimates or increase its costs. Short-term factors, as described above, may impair KWG’s profitability. Should the market price of metals fall, KWG could be required to materially write down its investment in mining properties or delay or discontinue production or the development of new projects.

Material changes in mineral resources, grades, stripping ratios or recovery rates may affect the economic viability of projects. Mineral resources are reported as general indicators of mine life. Mineral resources should not be interpreted as assurances of mine life or of the profitability of current or future operations. There is a degree of uncertainty attributable to the calculation and estimation of mineral resources and corresponding grades being mined or dedicated to future production. Until ore is actually mined and processed, mineral resources and grades must be considered as estimates only. In addition, the quantity of mineral resources may vary depending on mineral prices. Any material change in mineral resources, grades or stripping ratios will affect the economic viability of KWG’s projects.

Uncertainty of Inferred Mineral Resources

Inferred mineral resources can be converted into mineral reserves if the ability to assess geological continuity is sufficient to demonstrate economic viability.  Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to resources with sufficient geological continuity to constitute proven and probable mineral reserves as a result of continued exploration.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, railways, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the operations of KWG.

The Big Daddy Project is located in a remote area where weather, terrain and the lack of infrastructure make it difficult and costly to operate.  The property lies 280 km north of the closest paved road at Nakina. Current access is by float and ski-equipped, charter aircraft from Nakina. Helicopters are required for local transport because of extensive wet swamp. Mean temperatures range from -20°C in mid-winter to 15°C in mid-summer. The current lack of infrastructure increases the risk that KWG may be unable to further explore, develop or operate efficiently due to the unavailability of materials and equipment and unanticipated transportation costs. Exploration and development programs can only be carried out during limited times of the year. Construction and operational risks, including, without limitation, equipment and plant performance, harsh weather conditions, terrain, environmental, cost estimation accuracy and workforce performance and dependability will all affect the development and profitability of the Big Daddy Project. There can be no assurance that the required infrastructure will be developed or that any infrastructure, if constructed, will support the viability of the Big Daddy Project. In the event that the necessary infrastructure is not developed, or is developed but does not support the viability of the Big Daddy Project, the existing challenges in respect of transporting materials into the area in which the Big Daddy Project is located, as well as transporting any future mined ores out, will continue, which may adversely affect the operations of KWG.

First Nations

First Nations in Ontario are increasingly making lands and rights claims in respect of existing and prospective resource projects on lands asserted to be First Nation traditional or treaty lands. Should a First Nation make such a claim in respect of KWG’s properties and should such claim be resolved by government or the courts in favour of the First Nation, it could materially adversely affect the business of KWG.

KWG is committed to working in partnership with its local communities and First Nations in a manner which fosters active participation and mutual respect. KWG works towards minimizing negative project impacts, encouraging certain joint consultation processes, addressing certain decision making processes and towards maintaining meaningful ongoing dialogue not only for KWG but for all participants in the Ring of Fire region. Many of KWG’s contractors and suppliers live and work in the local communities. KWG regularly consults with communities proximal to KWG’s exploration activities to advise them of plans and answer any questions they may have about current and future activities. The objective is to operate to the benefit of the shareholders and the local communities using the resources and the environment today without compromising the long-term capacity to support post exploration and ultimately post mining land uses.

Competition

The mineral exploration and mining business is competitive in all of its phases. KWG competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than KWG, in the search for and the acquisition of attractive mineral properties. KWG’s ability to acquire properties in the future will depend on its ability to select and acquire suitable producing properties or prospects for mineral exploration. There is no assurance that KWG will continue to be able to compete successfully with its competitors in acquiring such properties or prospects or be able to develop any market for its share of the chromium raw material that may be produced from the Big Daddy Project and any such inability could have a material adverse effect on KWG’s business and financial condition.

Dependence on and Performance of Key Personnel

KWG currently has a small senior management group, which is sufficient for KWG’s present stage of activity. KWG’s future growth and its ability to develop depend, to a significant extent, on its ability to attract and retain highly qualified personnel. KWG relies on a limited number of key employees, consultants and members of senior management and there is no assurance that KWG will be able to retain such key employees, consultants and senior management. The loss of one or more of such key employees, consultants or members of senior management, if not replaced, could have a material adverse effect on KWG’s business, financial condition and prospects.  KWG currently does not have key person insurance on these individuals.

To operate successfully and manage its potential future growth, KWG must attract and retain highly qualified key engineering, managerial and financial personnel. KWG faces intense competition for qualified personnel in these areas, and there can be no certainty that KWG will be able to attract and retain qualified personnel. If KWG is unable to hire and retain additional qualified personnel in the future to develop its properties, its business, financial condition and operating results could be adversely affected.

Global Economic and Financial Markets

Recent market events and conditions, including disruption in the Canadian, U.S. and international credit markets and other financial systems and the deterioration of Canadian, U.S. and global economic conditions, could, among other things, impede access to capital or increase the cost of capital, which would have an adverse effect on KWG’s ability to fund its working capital and other capital requirements.

Notwithstanding various actions by U.S., Canadian and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions have caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings. These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies, particularly resource exploration and development companies such as KWG.

These disruptions could, among other things, make it more difficult for KWG to obtain, or increase its cost of obtaining, capital and financing for its operations. KWG’s access to additional capital may not be available on terms acceptable to KWG or at all.

Title Matters

KWG has taken reasonable measures, in accordance with industry standards for properties at the same stage of exploration as those of KWG, to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. Title insurance generally is not available for mining claims in Canada and KWG’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be limited. KWG’s properties may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims and title may be affected by, among other things, undetected defects. In addition, KWG may be unable to operate the properties as permitted or to enforce its rights with respect to its properties. The failure to comply with all applicable laws and regulations, including a failure to pay taxes, carry out and file assessment work, may invalidate title to portions of the properties where the mineral rights are not held by KWG.

Environmental Risks and Hazards

All phases of the operations of KWG are subject to environmental regulation in the jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the operations of KWG. Environmental hazards may exist on the properties on which KWG holds interests which are unknown to KWG at present and which have been caused by previous or existing owners or operators of the properties.

Government approvals and permits are currently, and may in the future be, required in connection with the operations of KWG. To the extent such approvals are required and not obtained, KWG may be curtailed or prohibited from continuing its operations or from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the mining operations and cause increases in exploration expenses, capital expenditures or production costs, or a reduction in production levels at producing properties or require the abandonment or delays in development of new mining properties.

Governmental Regulation

The operations of KWG are subject to extensive laws and regulations governing exploration, development, production, land use, land claims that may be brought by First Nations and other aboriginal groups, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupational health, handling, storage and transportation of hazardous substances and other matters. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the operations of KWG, could result in substantial costs and liabilities in the future. In particular, the Mining Act (Ontario) was amended on October 28, 2009. Many of the amendments prescribe processes that will be detailed in regulations, which are expected to be developed throughout 2010 and 2011. Although the timelines and ultimate implications of these amendments are presently unclear, the amended Mining Act and the regulations developed thereunder are expected to include, among other things, provisions mandating consultations with First Nations communities affected by exploration, development and mining activities. Such amendments may adversely impact the operations of KWG.

Permitting

The operations of KWG are subject to receiving and maintaining permits from appropriate governmental authorities. Although KWG currently has all required permits for its operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations, additional permits for any possible future changes to operations or additional permits associated with new legislation. Prior to any development on any of its properties, KWG must receive permits from appropriate governmental authorities. There can be no assurance that KWG will continue to hold all permits necessary to develop or continue operating at any particular property.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws, may have a material adverse impact on KWG, resulting in increased capital expenditures or production costs, reduced levels of production at producing properties or abandonment or delays in development of properties.

No Revenues and History of Losses

KWG’s properties are in the exploration stage and are not commercially viable at this time. KWG has not recorded any revenues from mining operations and there is no certainty that the exploration expenditures towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore or that KWG will generate revenue, operate profitably or provide a return on investment in the future. There can be no assurance that significant additional losses will not occur in the future. The operating expenses and capital expenditures may increase in subsequent years with advancing exploration, development and/or production of the properties.  KWG does not expect to receive revenues from operations in the foreseeable future.  KWG expects to incur losses until such time as its properties enter into commercial production and general sufficient revenue to fund its continuing operations. The development of KWG’s properties will require the commitment of substantial resources and there can be no assurance that KWG will be able to finance its operations externally.

There can be no assurance that KWG’s exploration programs will result in locating commercially exploitable mineral ores or that its properties will be successfully developed. There can be no assurance that the underlying assumed levels of expenses will prove to be accurate.

Commodity Prices

The development of KWG’s properties is dependent on the future price of chrome and other metals. As well, the profitability of KWG’s commercial operations, if any, will be significantly affected by changes in the market price of metals.

Commodity prices fluctuate on a daily basis and are affected by numerous factors beyond KWG’s control.  Such factors include, but are not limited to, interest and exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and political and economic conditions. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of commodities has historically fluctuated widely and future price declines could cause the development of and any future commercial production from KWG’s properties to be impracticable or uneconomical or force KWG to discontinue any development of, operations on or lose its interest in its properties. Such fluctuations in commodity prices could have a material adverse effect on KWG’s business and financial condition.

Insurance Risk

KWG’s operations are, and will continue to be, subject to all of the hazards and risks normally associated with exploration, development and production, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage. KWG’s activities may be subject to prolonged disruptions due to weather conditions, depending on the location of operations in which KWG has interests. Hazards, such as unusual or unexpected formations, rock bursts, pressures, adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, and natural phenomena such as inclement weather conditions, floods and earthquakes, flooding or other conditions may be encountered in the drilling and removal of material. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to KWG’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.
While KWG may obtain insurance against certain risks in such amounts as it considers adequate, the nature of these risks are such that liabilities could exceed policy limits or could be excluded from coverage. There are also risks against which KWG cannot insure or against which it may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting KWG’s earnings and competitive position in the future and, potentially, its financial position and results of operation.

Conflicts of Interest

Certain of the directors and officers of KWG also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations and consequently there exists the possibility for such directors and officers to be in a position of conflict.

The directors of KWG are required by law to act honestly and in good faith with a view to the best interests of KWG and to disclose any interest, which they may have in any project or opportunity of KWG. In addition, each of the directors is required by law to declare their interest in and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with applicable law.

Market Price of KWG Shares

Worldwide securities markets have been experiencing a high level of price and volume volatility and market prices of securities of many companies, particularly those considered exploration or development stage companies, have experienced unprecedented declines in prices which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Most significantly, the share price of many natural resources companies have experienced an unprecedented decline in value and there has been a significant decline in the number of buyers willing to purchase such securities. As a consequence, market forces may render it difficult or impossible for KWG to secure purchasers to purchase its securities at a price which will not lead to severe dilution to existing shareholders, or at all. In addition, shareholders may realize less than the original amount invested on dispositions of their common shares of KWG during periods of such market price decline.

Option and Joint Venture Agreements

KWG enters into option agreements and joint ventures as a means of gaining property interests and raising funds. Any failure of any partner to meet its obligations to KWG or other third parties, or any disputes with respect to third parties’ respective rights and obligations could have a material adverse affect on such agreements, including, but not limited to, the option agreement in connection with the Big Daddy Project. In addition, KWG may be unable to exert direct influence over strategic decisions made in respect to properties that are subject to the terms of these agreements.

Risks Associated with the Amalgamation

Business combinations commonly entail a number of risks and KWG cannot be sure that management will be able to effectively integrate Spider’s management and operations or generate the cost savings and synergies and/or benefits to Spider Shareholders anticipated. Failure to effectively integrate Spider’s management and operations or generate such cost savings and synergies could have a material and adverse impact on KWG’s costs, future earnings and cash flows. Furthermore, KWG may become liable for any liabilities of and/or claims against Spider not known at this time in connection with the past acts or omissions, if any, of Spider.

If as a result of the Amalgamation a person becomes the Beneficial Owner of 20% or more of the then outstanding Voting Shares of KWG and thereby becomes an Acquiring Person, this will trigger a Flip-in Event under the KWG Rights Plan which could lead to the implementation of the dilutive features of the KWG Rights Plan. The terms “Beneficial Owner”, “Voting Shares”, “Acquiring Person”  and “Flip-in Event” have the respective meanings ascribed to such terms in the KWG Rights Plan.  See “Information Concerning KWG - Description of Securities - KWG Rights Plan” for additional information regarding the KWG Rights Plan.

The Amalgamation will result in a change of control within the meaning of the Independent Contractor Agreement and the Employment Agreement. If the Independent Contractor Agreement and the Employment Agreement are terminated as a result of the completion of the Amalgamation, in accordance with their respective terms, Mr. Novak and Mr. Hamelin will be entitled to certain payments in connection therewith as provided under the Independent Contractor Agreement and the Employment Agreement, as applicable. See “Information Concerning Spider - Statement of Executive Compensation - Termination and Change of Control Benefits.”

AUDITORS’ CONSENT

We have read the Notice of Special Meeting of Shareholders of Spider Resources Inc. (Spider) and Management Information Circular (the Circular) related to the proposed combination of KWG Resources Inc. (KWG) and Spider dated June 11, 2010. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation in the above mentioned Circular of our report to the shareholders of KWG on the consolidated balance sheets of KWG as at December 31, 2009 and 2008 and the consolidated statements of operations and deficit, comprehensive loss, shareholders’ equity and cash flows for the years then ended. Our report is dated April 26, 2010.

Toronto, Ontario	PricewaterhouseCoopers LLP
June 11, 2010	Chartered Accountants, Licensed Public Accountants

AUDITORS’ CONSENT

We have read the Management Information Circular (the “Circular”) of Spider Resources Inc. (“Spider”) dated June 11, 2010 relating to the proposed amalgamation of Spider and 7569076 Canada Inc. We have complied with Canadian generally accepted standards for an auditor’s involvement with such documents.

We consent to the incorporation by reference in the above-mentioned Circular of our report to the shareholders of Spider on the balance sheets of Spider as at December 31, 2009 and 2008 and the statements of comprehensive loss, deficit, changes in shareholders’ equity and cash flows for each of the years then ended. Our report is dated February 22, 2010, except for Note 14 which is as of March 22, 2010.

Toronto, Ontario	McCarney Greenwood LLP
June 11, 2010	Chartered Accountants
Licensed Public Accountants

FINANCIAL ADVISOR CONSENT

TO:         SPIDER RESOURCES INC.

We hereby consent to the references to the fairness opinion (the “Fairness Opinion”) dated June 11, 2010, of our firm addressed to the Board of Directors and the Special Committee of the Board of Directors of Spider Resources Inc. (“Spider”) in the management information circular (the “Circular”) of Spider dated June 11, 2010, under the headings “Summary – Background to the Amalgamation”, “Summary – Reasons for the Amalgamation”, “Summary – Fairness Opinion”, “Glossary of Terms – Fairness Opinion”, “Particulars of Matters to be Acted Upon – Background to the Amalgamation”, “Particulars of Matters to be Acted Upon – Reasons for the Amalgamation” and “Particulars of Matters to be Acted Upon – Fairness Opinion” and to the attachment of the Fairness Opinion as Schedule “E” to the Circular.  In providing such consent, we do not intend that any person other than the Board of Directors and the Special Committee of the Board of Directors of Spider rely on such Fairness Opinion.

Dated the 11th day of June, 2010.

TD SECURITIES INC.
(signed)

SCHEDULE A

KWG RESOURCES INC.
Unaudited Pro Forma Consolidated Balance Sheet
As At March 31, 2010
(Expressed in Canadian dollars)

	As Reported
	KWG Resources Inc.	Spider Resources Inc.	Pro forma Adjustments	Notes	Consolidated
ASSETS
Current
Cash & cash equivalents	3,712,118	3,731,461	(501,987)	3(a)	6,941,592
Accounts receivable	790,192	502,971	(5,412)	3(a)	1,116,975
			(170,776)	3(b)
Temporary investments	202,611	-	(30,000)	3(c)	172,611
Prepaid expenses	19,945	48,084	-		68,029
Total current assets	4,724,866	4,282,516	(708,175)		8,299,207

Capital assets	60,592	-	(60,592)	3(a)	-
Mining assets	25,767,877	22,928,707	(12,452,975)	3(a)	122,773,125
			86,529,516	3(e)
TOTAL ASSETS	30,553,335	27,211,223	73,307,774		131,072,332

LIABILITIES
Current
Accounts payable and accrued liabilities	7,402,736	199,358	(1,000,000)	3(a)	6,976,847
			(125,247)	3(b)
			500,000	3(d)
Total current liabilities	7,402,736	199,358	(625,247)		6,976,847

Future income tax liability	-	3,415,306	23,085,000	3(e)	26,500,306

SHAREHOLDERS’ EQUITY

Share Capital	21,287,218	30,998,087	(12,530,897)	3(a)	79,986,666
			71,230,345	3(f)
			(30,998,087)	3(g)
Warrants, options & compensation options	4,941,001	5,982,916	15,295,730	3(h)	20,236,731
			(5,982,916)	3(g)
Contributed surplus	3,326,255	3,881,724	(3,881,724)	3(g)	3,326,255
Deficit	(6,215,690)	(17,266,168)	509,931	3(a)	(5,751,288)
			(45,529)	3(b)
			17,266,168	3(g)
Accumulated other comprehensive loss	(188,185)	-	(15,000)	3(c)	(203,185)
Total shareholders’ equity	23,150,599	24,726,659	50,848,021		97,595,179
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	30,553,335	27,211,223	73,307,774		131,072,332

See accompanying notes to unaudited pro forma consolidated financial statements.

KWG RESOURCES INC.
Unaudited Pro Forma Consolidated Statement of Operations
For the three months ended March 31, 2010
(Expressed in Canadian dollars)

	As Reported
	KWG Resources Inc.	Spider Resources Inc.	Pro forma Adjustments	Notes	Consolidated
REVENUE
Operators’ fees	-	91,058	(45,529)	3(b)	45,529
Interest income	978	-	-		978
TOTAL REVENUE	978	91,058	(45,529)		46,507

EXPENSES
Administrative	489,879	359,942	(242,213)	3(a)	607,608
Amortization on capital assets	5,635	-	(5,635)	3(a)	-
Stock compensation costs	67,823	47,917	-		115,740
Unrealized gain on foreign exchange	(47,187)	-	-		(47,187)
Total expenses	516,150	407,859	(247,848)		676,161
Loss for the period before income tax	(515,172)	(316,801)	202,319		(629,654)
Future income tax recovery	1,022,000	-	-		1,022,000
Income (loss) for the period	506,828	(316,801)	202,319		392,346
Change in fair value of marketable securities	67,620	-	(16,250)	3(c)	51,370
Net income and comprehensive income for the period	574,448	(316,801)	186,069		443,716
Basic net income per share				5	0.00
Weighted average number of shares outstanding	467,774,654		569,842,764	5	1,037,617,418

See accompanying notes to unaudited pro forma consolidated financial statements.

KWG RESOURCES INC.
Unaudited Pro Forma Consolidated Statement of Operations
For the year ended December 31, 2009
(Expressed in Canadian dollars)

	As Reported
	KWG Resources Inc.	Spider Resources Inc.	Pro forma Adjustments	Notes	Consolidated
REVENUE
Operators’ fees	-	250,943	(125,471)	3(b)	125,472
Interest income	20,005	-	-		20,005
TOTAL REVENUE	20,005	250,943	(125,471)		145,477

EXPENSES
Administrative	2,708,367	1,198,139	(253,783)	3(a)	3,652,723
Amortization on capital assets	8,300	-	(8,300)	3(a)	-
Stock compensation costs	252,266	427,100	-		679,366
Warrants extension cost	660,000	-	-		660,000
Unrealized loss on temporary investments	47,500	-	-		47,500
Unrealized loss on foreign exchange	443,898	-	-		443,898
Total expenses	4,120,331	1,625,239	(262,083)		5,483,487
Loss for the year before income tax	(4,100,326)	(1,374,296)	136,612		(5,338,010)
Future income tax recovery	105,000	626,019	-		731,019
Loss for the year	(3,995,326)	(748,277)	136,612		(4,606,991)
Change in fair value of marketable securities	(47,085)	-	6,250	3(c)	(40,835)
Net loss and comprehensive loss for the year	(4,042,411)	(748,277)	142,862		(4,647,826)
Basic net loss per share				5	0.00
Weighted average number of shares outstanding	364,914,105		569,842,764	5	934,756,869

See accompanying notes to unaudited pro forma consolidated financial statements.

KWG RESOURCES INC.
Notes to the unaudited Pro Forma Consolidated Financial Statements
(Expressed in Canadian dollars)
December 31, 2009 and March 31, 2010
______________________________________________________________________

1.	Basis of Presentation

KWG Resources Inc. (“KWG” or the “Company”) has proposed, through a Combination Agreement dated June 11, 2010, to combine with Spider Resources Inc. (“Spider”) by way of a three-cornered amalgamation with an effective closing date anticipated to be no later than July 16, 2010.  The mechanics of the proposed transaction are explained in Note 2.

The combined effects of the above transaction (the “Combination”) involving KWG, Spider and 7569076 Canada Inc. (a wholly-owned subsidiary of KWG, hereinafter referred to as “Newco” or “KWG Subco”) have been presented in these unaudited pro forma consolidated financial statements.

These unaudited pro forma consolidated financial statements have been compiled from and include:

(a)
An unaudited pro forma consolidated balance sheet combining the unaudited balance sheet of KWG as at March 31, 2010 with the unaudited balance sheet of Spider as at March 31, 2010, giving effect to the Combination as if it occurred on March 31, 2010.

(b)
An unaudited pro forma consolidated statement of operations combining the unaudited interim consolidated statement of operations of KWG for the three months ended March 31, 2010 with the unaudited interim statement of operations of Spider for the three months ended March 31, 2010, giving effect to the Combination as if it occurred on January 1, 2009.

(c)
An unaudited pro forma consolidated statement of operations combining the audited consolidated statement of operations of KWG for the year ended December 31, 2009 with the audited statement of operations of Spider for the year ended December 31, 2009, giving effect to the Combination as if it occurred on January 1, 2009.

The unaudited pro forma consolidated financial statements have been compiled using the significant accounting policies as set out in the Company’s audited financial statements for the year ended December 31, 2009 and unaudited financial statements for the three months ended March 31, 2010.  The unaudited pro forma consolidated financial statements should be read in conjunction with the historical consolidated financial statements and notes thereto of the Company and Spider as described above.

In preparing the unaudited pro forma consolidated financial statements, a review was undertaken to identify any accounting policy differences between the Company and Spider where the impact was potentially material and could be reasonably estimated.  A difference related to the treatment of Stock Issue Costs was identified however since Spider’s share capital and deficit balances are eliminated upon consolidation, no adjustments were necessary to account for this difference.  Although no other accounting policy differences were identified, other differences may be identified after consummation and integration of the Combination transaction.  It is management’s opinion that these unaudited pro forma consolidated financial statements include all adjustments necessary for the fair presentation, in all material respects, of the transactions described in Note 2.

The unaudited pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of the Company which would have actually resulted had the proposed transactions been effected on the dates indicated.

2.	Spider Acquisition

The combination agreement dated June 11, 2010 contemplates the following transactions:

	(a)	Prior to the effective date of the combination,

		(i)	all of the warrants held by KWG to purchase shares of Debuts Diamonds Inc. (“Debuts”), a 96.8% subsidiary KWG, will be cancelled;
(ii)
KWG will contribute to Debuts all of the shares of each of Canada Chrome Corporation and 7207565 Canada Inc. (which hold KWG’s interest in a railway right of way and its 50% interest in a 2% net smelter returns royalty) and $500,000 in cash;

		(iii)	Debuts will transfer to KWG, in recognition of the aforesaid contribution, Debuts’ interest in various diamond exploration projects;
		(iv)	Debuts’ shares will be subdivided on such basis as may be determined by KWG; and
		(v)	all of the outstanding shares of Debuts held by KWG will be distributed to the shareholders of record of KWG as a dividend in kind.

KWG RESOURCES INC.
Notes to the unaudited Pro Forma Consolidated Financial Statements
 (Expressed in Canadian dollars)
December 31, 2009 and March 31, 2010

To reflect this proposed transaction, the following accounts have been adjusted at their book values, which are shown below:

BALANCE SHEET ACCOUNTS:	As at March 31, 2010

Cash and cash equivalents	501,987
Accounts receivable	5,412
Capital assets	60,592
Mining assets	12,452,975
Accounts payable (related to net smelter royalty)	1,000,000
Share capital	14,530,897
Deficit	509,931

INCOME STATEMENT ACCOUNTS:	For the three months ended March 31, 2010	For the year ended December 31, 2009

Administrative expenses	242,213	253,783
Amortization of capital assets	5,635	8,300

(b)
All of the outstanding Spider common shares at the effective closing date (471,194,433 at March 31, 2010), except those owned by KWG will be exchanged for KWG common shares at the ratio of one (1) Spider common share for one point two one (1.21) KWG common shares (the “Exchange Ratio”).  Any shares of Spider owned by KWG will, prior to the effective date of closing of the transaction, be transferred to Newco and subsequently cancelled on closing of the transaction for no consideration.  As at March 31, 2010, KWG owned 250,000 shares of Spider with a historical cost of $15,000 and a fair value of $30,000.

(c)	Following completion of the transaction, any exercise of:
a.
an option to purchase one common share of Spider (each, a “Spider Option”) outstanding as at the effective closing date (30,885,018 as at March 31, 2010), other than Spider Options of Eligible Persons (as defined below) who consent, prior to the effective date of closing of the transaction, to the exchange of their Spider Options for New KWG Options (as defined below), shall be effected in accordance with the terms and conditions of the stock option plan of Spider and the option agreement pursuant to which such Spider Option was granted;

b.
a warrant to purchase one common share of Spider (each, a “Spider Warrant”) outstanding as at the effective date (140,217,328 as at March 31, 2010) shall be effected in accordance with the terms and conditions of the warrant certificate evidencing such Spider Warrant;

c.
a compensation option of Spider to purchase a unit of Spider (each, a “Spider Unit Compensation Option”) outstanding as at the effective date (9,433,497 as at March 31, 2010), each unit consisting of one Spider common share and one warrant to purchase one Spider common share (each, a “Spider Unit Warrant”), shall be effected in accordance with the terms and conditions of the certificate evidencing such Spider Unit Compensation Option; and

	d.	a Spider Unit Warrant shall be effected in accordance with the terms and conditions of the certificate evidencing such Spider Unit Warrant.
(d)	As soon as practicable following completion of the transaction, each outstanding Spider Option held by an Eligible Person who has consented, prior to the effective date of closing of the transaction, to the exchange of his Spider Options for New KWG Options will, subject to the approval of the TSXV and in accordance with the terms and conditions of the KWG stock option plan, be exchanged for an option of KWG (a “New KWG Option”) exercisable to acquire that number of KWG common shares equal to the Exchange Ratio at an exercise price per KWG common share determined by KWG on the effective date in accordance with the terms and conditions of the KWG stock option plan. Eligible Person” means a person who: (i) immediately prior to the closing of the transaction, holds one or more Spider Options; and (ii) following completion of the transaction, would be eligible to participate under the KWG stock option plan in accordance with the terms thereof.

These unaudited pro forma statements have been prepared using the outstanding security issues of both KWG and Spider as at March 31, 2010.  As at that date, KWG had 519,817,356 issued and outstanding common shares, 178,243,325 outstanding warrants and 30,032,280 options for a total fully diluted balance of 728,092,961 common shares and Spider had 471,194,433 issued and outstanding common shares, 140,217,328 outstanding warrants, 9,433,497 outstanding compensation options and 30,885,018 outstanding options for a total fully diluted balance of 651,730,276.

KWG RESOURCES INC.
Notes to the unaudited Pro Forma Consolidated Financial Statements
 (Expressed in Canadian dollars)
December 31, 2009 and March 31, 2010

For accounting purposes, the measurement of the purchase consideration in the unaudited pro forma consolidated financial statements is based on the market price of $0.125 per each KWG common share which was the closing market value on March 31, 2010.

As at March 31, 2010, Spider had 140,217,328 outstanding warrants, which upon exercise, would yield 169,662,967 common shares of KWG as per note 2(c).  These warrants have been included in the purchase consideration at their fair value of approximately $11,197,756 based on the Black Scholes pricing model with the following parameters:

Risk-free interest rate	0.85%
Dividend yield	0%
Volatility factor	100%
Average remaining period to expiry date	1.38 years

As at March 31, 2010, Spider had 30,885,018 outstanding options which would be converted into 37,370,872 New KWG options and 9,433,497 compensation options which, upon exercise, would yield 11,414,531 common shares of KWG as per note 2(c).  These options have been included in the purchase consideration at their fair value of approximately $4,097,974 based on the Black Scholes pricing model with the following parameters:

Risk-free interest rate	0.85%
Dividend yield	0%
Volatility factor	100%
Average expected life	2.96 years

For the purpose of determining the value of the purchase consideration, the shares, options and warrants have been derived from the latest published unaudited interim financial statements of Spider as at March 31, 2010.  The value of the purchase consideration for accounting purposes will differ from the amount assumed in the unaudited pro forma consolidated financial statement information for changes in the number of outstanding shares, options and warrants from March 31, 2010 to the effective transaction closing date.

The preliminary purchase price allocation is subject to change and is summarized as follows:

Purchase price:
Shares issued on acquisition	$ 71,230,345
Options and compensation options	4,097,974
Warrants	11,197,756
Acquisition costs (estimated)	500,000
Temporary investments written off (Note 2(b))	15,000

$ 87,041,075

Net assets acquired:
Cash and cash equivalents	$ 3,731,461
Accounts receivable	502,971
Prepaid and sundry assets	48,084
Mining assets	109,458,223
Accounts payable and accrued liabilities	(199,358)
Future tax liability	(26,500,306)

$ 87,041,075

3.	Pro forma Assumptions and Adjustments

The unaudited pro forma consolidated financial statements incorporate the following pro forma assumptions

	(a)	Accounts transferred to Debuts Diamonds Inc. as per Note 2(a). For purposes of these pro forma statements, it has been assumed the cash payment required under the agreement will be made in cash.
	(b)	Operators’ fees charged to KWG, inter-company receivables in the amount of $170,776 and inter-company payables of $125,247 have been eliminated as a consolidation adjustment.
	(c)	KWG’s investment in 250,000 common shares of Spider on March 31, 2010 has been eliminated as a consolidation adjustment as per Note 2(b).
	(d)	Transaction costs have been estimated to be $500,000 as per management’s best estimate.
	(e)	Fair value adjustment to mining assets of $86,529,516 including a future income tax related amount of $23,085,000 as a result of the Combination transaction as per Note 2.
	(f)	Fair value of common shares issued in Combination transaction using the March 31, 2010 closing market price of $0.125 as per Note 2(b).
	(g)	Book values of acquired business capital stock, equity accounts and accumulated deficit are eliminated in the Combination transaction.
	(h)	Value assigned to warrants, stock options and compensation options as per Note 2(c)&(d).

KWG RESOURCES INC.
Notes to the unaudited Pro Forma Consolidated Financial Statements
 (Expressed in Canadian dollars)
December 31, 2009 and March 31, 2010

4.	Pro forma Share Capital

Pro forma share capital as at March 31, 2010 has been determined as follows:

	Number of Shares	Amount

Number of KWG common shares issued and outstanding	519,817,356	$ 8,756,321

Number of KWG common shares to be issued to Spider’s Shareholders	569,842,764	71,230,345

	1,089,660,120	$ 79,986,666

5.	Pro forma Income/(loss) per Share

Pro forma basic loss per share for the three months ended March 31, 2010 and the year ended December 31, 2009 has been calculated based on actual weighted average number of KWG common shares outstanding for the respective periods and the assumed number of KWG common shares issued to Spider shareholders being effective on January 1, 2009.

	Three months ended March 31, 2010	Year ended December 31, 2009

Actual weighted average number of KWG common shares outstanding	467,774,654	364,914,105
Assumed number of KWG common shares to be issued to Spider shareholders	569,842,764	569,842,764
Pro forma weighted average number of KWG common shares outstanding	1,037,617,418	934,756,869

Pro forma net income/(loss)	$ 392,346	$ (4,606,991)

Pro forma adjusted basic income/(loss) per share	$ 0.00	$ 0.00

SCHEDULE B

COMBINATION AGREEMENT

among

KWG RESOURCES INC.

and

SPIDER RESOURCES INC.

and

7569076 CANADA INC.

Dated as of June 11, 2010

COMBINATION AGREEMENT

THIS AGREEMENT made as of the 11th day of June, 2010

AMONG:

KWG RESOURCES INC., a corporation existing under the Companies Act (Quebec) (hereinafter referred to as “KWG”)

OF THE FIRST PART

– and –

SPIDER RESOURCES INC., a corporation existing under the Canada Business Corporations Act (hereinafter referred to as “Spider”)

OF THE SECOND PART

– and –

7569076 CANADA INC., a corporation existing under the Canada Business Corporations Act (hereinafter referred to as “Newco”)

OF THE THIRD PART

WITNESSES THAT:

WHEREAS KWG and Spider propose to complete a business combination by way of an amalgamation under the provisions of the CBCA (as hereinafter defined) of Spider and Newco, a wholly-owned Subsidiary (as hereinafter defined) of KWG;

AND WHEREAS KWG and Spider have previously entered into a binding letter agreement dated May 25, 2010 (the “Letter Agreement”) establishing the general terms for the business combination;

AND WHEREAS pursuant to the Letter Agreement, KWG and Spider agreed to negotiate, in good faith, a definitive agreement respecting such business combination, all of which are set forth in this Agreement;

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto, the parties hereto hereby covenant and agree as follows:

ARTICLE 1
DEFINITIONS, INTERPRETATION AND SCHEDULES

1.1	Definitions

In this Agreement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

	(a)	“acting jointly or in concert” shall have the meaning ascribed to such expression under the Securities Act (Ontario);

	(b)	“affiliate” shall have the meaning ascribed to such term under the CBCA;

	(c)	“Agreement” means this combination agreement, together with the schedules attached hereto, as amended, amended and restated or supplemented from time to time;

(d)
“Alternative Proposal” means, with reference to a Party, any inquiry, submission, proposal or offer regarding any merger, amalgamation, share exchange, business combination, take-over bid, sale or other disposition of material assets, recapitalization, reorganization, liquidation, sale or issuance of a material number of treasury securities or rights or interests therein or thereto or rights or options to acquire any material number of treasury securities (except upon the due exercise of convertible securities outstanding on the date hereof and, in the case of Spider, except pursuant to the Proposed Spider Financing, and, in the case of KWG, except pursuant to the Permitted KWG Flow-Through Conversion) or any type of similar transaction involving a Party or any of its Subsidiaries other than with the other Party;

	(e)	“Amalco” means the corporation resulting from the amalgamation of Spider and Newco pursuant to the Amalgamation;

	(f)	“Amalco Shares” means the common shares in the capital of Amalco;

	(g)	“Amalgamating Corporations” means Spider and Newco;

(h)
“Amalgamation” means the amalgamation of Spider and Newco pursuant to section 181 of the CBCA on the terms and conditions set forth in this Agreement, subject to any amendment thereto in accordance herewith;

(i)
“Amalgamation Application” means, collectively (i) a completed Form 2 - Initial Registered Office Address and First Board of Directors, (ii) a completed Form 9 - Articles of Amalgamation, (iii) a statutory declaration of an officer or director of each Amalgamating Corporation, (iv) a covering letter to Corporations Canada for an application for amalgamation, and (v) the applicable filing fee payable to the Receiver General for Canada;

(j)	“Business Day” means a day, other than a Saturday or Sunday, on which the principal commercial banks located in the City of Toronto, Ontario are open for business;

(k)	“Canadian GAAP” means accounting principles generally accepted in Canada;

(l)	“CBCA” means the Canada Business Corporations Act;

(m)	“Change of KWG Recommendation” shall have the meaning ascribed thereto in Section 4.2(g)(iii);

(n)	“Change of Spider Recommendation” shall have the meaning ascribed thereto in Section 4.1(a)(ii);

(o)	“Cliffs” means Cliffs Natural Resources Inc.;

(p)
“Cliffs KWG Bid” means any cash offer by Cliffs and/or any Person(s) acting jointly or in concert with Cliffs to purchase all of the outstanding KWG Common Shares at a price of $0.13 or less per share;

(q)
“Cliffs Spider Bid” means any cash offer made by Cliffs and/or Person(s) acting jointly or in concert with Cliffs to purchase all of the outstanding Spider Common Shares at a price of $0.13 or less per share, including the cash offer of 7557558 Canada Inc., dated May 31, 2010, to purchase all of the outstanding Spider Common Shares at a price of $0.13 per share;

®
“Completion Deadline” means the latest date by which the transactions contemplated by this Agreement are to be completed, which date shall be the later of July 19, 2010 and ten (10) days following the date of the latest scheduled Spider Meeting, or such other date as the Parties may agree;

(s)	“Confidentiality Agreement” means the confidentiality agreement between KWG and Spider made effective as of May 25, 2010;

(t)	“Debuts” means Debuts Diamonds Inc.;

(u)	“disclosed by KWG” refers to disclosure of information, as the context requires, by KWG in this Agreement;

(v)	“disclosed by Spider” refers to disclosure of information, as the context requires, by Spider in this Agreement;

(w)	“Dissent Rights” means the rights of dissent in respect of the Amalgamation provided for in section 190 of the CBCA;

(x)	“Effective Date” means the date shown on the certificate of amalgamation issued by the Registrar in respect of the Amalgamation in accordance with sections 185(4), 186 and 262(3) of the CBCA;

(y)	“Effective Time” means the earliest moment on the Effective Date or such other time on the Effective Date as the parties hereto may agree in writing;

(z)	“Eligible Person” means a Person who:

(i) immediately prior to the completion of the Amalgamation, holds one or more Spider Options; and

(ii) following completion of the Amalgamation, would be eligible to participate under the KWG Stock Option Plan in accordance with the terms thereof;

(aa)
“Encumbrance” means any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(bb)	“Exchange Ratio” means 1.21, subject to adjustment in accordance with Section 2.10;

(cc)
“Governmental Entity” means any applicable: (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (ii) subdivision, agent, commission, board or authority of any of the foregoing; (iii) quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) stock exchange, including the TSXV;

(dd)	“KWG” shall have the meaning ascribed thereto on the first page of this Agreement;

(ee)	“KWG Alternative Proposal” means an Alternative Proposal in respect of KWG;

(ff)	“KWG Board” means the board of directors of KWG;

(gg)	“KWG Common Shares” means the authorized common shares in the capital of KWG;

(hh)	“KWG Financial Statements” shall have the meaning ascribed thereto in Section 3.3(i);

(ii)
“KWG Options” means the options of KWG, outstanding as of the close of business on June 9, 2010, to purchase an aggregate of up to 55,856,780 KWG Common Shares issued pursuant to the KWG Stock Option Plan;

(jj)	“KWG Public Documents” means the public documents filed by KWG since January 1, 2007 and available on SEDAR under KWG’s profile;

(kk)	“KWG Shareholder Rights Plan” means the shareholder rights plan agreement between KWG and Computershare Investor Services Inc., as rights agent, dated May 25, 2010;

(ll)	“KWG Shareholders” means, at any time, the holders of KWG Common Shares;

(mm)	“KWG Stock Option Plan” means the existing stock option plan of KWG;

(nn)	“KWG Subsidiaries” means, collectively, the Subsidiary corporations of KWG, as listed in Schedule “A” attached hereto;

(oo)
“KWG Superior Proposal” means any bona fide written Alternative Proposal by a third party which was not solicited or encouraged by or on behalf of KWG on or after the date of this Agreement and did not otherwise result from a breach of KWG’s obligations under Section 6.3 or 6.4 and that the KWG Board determines in its good faith after consultation with its financial advisors and outside legal counsel would, if consummated in accordance with its terms, result in a transaction more favourable to the KWG Shareholders, from a financial point of view, than the terms of the Amalgamation;

(pp)	“KWG Warrants” means the 184,537,494 common share purchase warrants of KWG, outstanding as of the close of business on June 9, 2010, to acquire an aggregate of up to 184,537,494 KWG Common Shares;

(qq)
“Laws” means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, principles of law, published policies and guidelines, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, including general principles of common and civil law, and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, statutory body or self regulatory authority, and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Governmental Entity (or any other Person) having jurisdiction over the aforesaid Person or Persons or its or their business, undertaking, property or securities;

(rr)	“Letter Agreement” shall have the meaning ascribed thereto on the first page of this Agreement;

(ss)
“Material Adverse Change” means any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or would reasonably be expected to have, a Material Adverse Effect on the applicable Party and its Subsidiaries, if any, on a consolidated basis;

(tt)
“Material Adverse Effect” means any change, effect, event, occurrence or state of facts that, individually or in the aggregate, with other such changes, effects, events, occurrences or states of facts, is or would reasonably be expected to be material and adverse to the business, properties, operations, results of operations or financial condition of the applicable Party and its Subsidiaries, if any, on a consolidated basis, except any change, effect, event, occurrence or state of facts resulting from or relating to: (i) the announcement of the execution of this Agreement or the transactions contemplated hereby or the performance of any obligation hereunder or communication by the applicable Party of its plans or intentions with respect to the other Party and/or any of its Subsidiaries (if any); (ii) changes in the U.S. or Canadian economies in general or the Canadian or U.S. capital or currency markets in general; (iii) the threat, commencement, occurrence or continuation of any war, armed hostilities, acts of environmental or First Nations groups, civil strife, or acts of terrorism; (iv) any change in applicable Laws or in the interpretation thereof by any Governmental Entity provided that it does not have a materially disproportionate effect on the applicable Party relative to comparable mineral exploration companies; (v) any change in Canadian generally accepted accounting principles; (vi) any natural disaster, provided that it does not have a materially disproportionate affect on the applicable Party relative to comparable mineral exploration companies; (vii) any change in the price of base metals, precious metals, chromite or diamonds; (viii) any change relating to foreign currency exchange rates; (ix) changes affecting the mining industry generally, provided that such changes do not have a materially disproportionate effect on the applicable Party relative to comparable mineral exploration companies; or (x) any decrease in the market price or any decline in the trading volume of the common shares of the applicable Party on the TSXV (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred);

(uu)	“New KWG Option” shall have the meaning ascribed thereto in Section 2.5(a);

(vv)	“Newco” shall have the meaning ascribed thereto on the first page of this Agreement;

(ww)	“Newco Shares” means common shares in the capital of Newco;

(xx)	“Party” shall mean, as the context requires, either KWG or Spider and “Parties” shall mean both of them;

(yy)
“Permitted KWG Flow-Through Conversion” means, subject to the approval of any applicable Governmental Entity and any other required approval, the amendment of all or part of the KWG Warrants to permit the holders thereof to purchase “flow-through” KWG Common Shares;

(zz)	“Person” means any individual, firm, partnership, joint venture, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

(aaa)
“Proposed Spider Financing” means, further to a price reservation form submitted by Spider to the TSXV on May 14, 2010, a private placement of units of Spider at $0.08 per unit, for aggregate gross proceeds of up to $750,000, with each unit consisting of one “flow-through” Spider Common Share and one warrant to purchase one “non-flow-through” Spider Common Share, each such warrant exercisable at $0.10 from the date of issuance of such warrant;

(bbb)	“Proxy Circular” means the management information circular of Spider dated June 11, 2010;

(ccc)	“Registrar” means the Director General of Corporations Canada, the administrator of the CBCA;

(ddd)
“Securities Authorities” means the securities commissions and/or other securities regulatory authorities in the provinces and territories of Canada, collectively, applicable to KWG or Spider, as the case may be;

(eee)	“SEDAR” means the System for Electronic Document Analysis and Retrieval;

(fff)	“Spider” shall have the meaning ascribed thereto on the first page of this Agreement;

(ggg)	“Spider Agreements” has the meaning ascribed thereto in Section 3.1(b);

(hhh)	“Spider Alternative Proposal” means an Alternative Proposal in respect of Spider;

(iii)	“Spider Board” means the board of directors of Spider;

(jjj)	“Spider Common Shares” means the authorized common shares in the capital of Spider;

(kkk)	“Spider Convertible Securities” means the Spider Unit Compensation Options, Spider Options, Spider Unit Warrants and Spider Warrants;

(lll)	“Spider Financial Statements” shall have the meaning ascribed thereto in Section 3.1(i);

(mmm)
“Spider Meeting” means the special meeting, including any adjournments or postponements thereof permitted by this Agreement, of the Spider Shareholders to be held to consider and, if deemed advisable, to approve the Spider Resolution;

(nnn)
“Spider Options” means those options of Spider issued pursuant to the Spider Stock Option Plan, outstanding as of the close of business on June 9, 2010, to purchase an aggregate of up to 31,185,018 Spider Common Shares set out in

Schedule “B” hereto and each of which entitles the holder to purchase one (1) Spider Common Share;

(ooo)	“Spider Public Documents” means the public documents filed by Spider since January 1, 2007 and available on SEDAR under Spider’s profile;

(ppp)	“Spider Resolution” means the special resolution approving the Amalgamation and this Agreement substantially in the form attached hereto as Schedule “C”;

(qqq)
“Spider Shareholder Approval” shall mean that a majority of not less than two-thirds of the votes cast in respect of the Spider Resolution by Spider Shareholders entitled to vote on the Spider Resolution, present, in person or by proxy, at the Spider Meeting shall have been voted in favour of such resolution;

(rrr)	“Spider Shareholder Rights Plan” means the shareholder rights plan agreement between Spider and Equity Transfer & Trust Company, as rights agent, dated as of May 8, 2009;

(sss)	“Spider Shareholders” means, at any time, the holders of Spider Common Shares;

(ttt)	“Spider Stock Option Plan” means the existing stock option plan of Spider;

(uuu)
“Spider Superior Proposal” means any bona fide written Alternative Proposal by a third party which was not solicited or encouraged by or on behalf of Spider on or after the date of this Agreement and did not otherwise result from a breach of Spider’s obligations under Section 6.1 or 6.2 and that the Spider Board determines in its good faith after consultation with its financial advisors and outside legal counsel would, if consummated in accordance with its terms, result in a transaction more favourable to the Spider Shareholders, from a financial point of view, than the terms of the Amalgamation;

(vvv)	“Spider Unit” means a unit of Spider comprised of one Spider Common Share and one Spider Unit Warrant;

(www)
“Spider Unit Compensation Options” means those compensation options of Spider, outstanding as of the close of business on June 9, 2010, to purchase an aggregate of up to 182,108 Spider Units set out in Schedule “B” hereto;

(xxx)
“Spider Unit Warrant” means a common share purchase warrant of Spider entitling the holder thereof to purchase one Spider Common Share at an exercise price of $0.10 per Spider Common Share until December 30, 2011;

(yyy)
“Spider Warrants” means those warrants of Spider, outstanding as of the close of business on June 9, 2010, to purchase an aggregate of up to 81,411,661 Spider Common Shares set out in Schedule “B” hereto;

(zzz)	“Spinoff” means collectively:

	(i)	the cancellation of all of the warrants to purchase common shares of Debuts held by KWG;

(ii)
the contribution by KWG to Debuts of all of the shares of each of Canada Chrome Corporation and 7207565 Canada Inc. (which hold KWG’s interest in the railway right of way and its 50% interest in the 2% net smelter returns royalty granted by Freewest Resources Canada Inc. to Richard Nemis pursuant to an agreement entered into on June 30, 2003, as amended by agreement among such Persons and KWG made as of July 21, 2009) and $500,000;

	(iii)	the transfer by Debuts to KWG, in recognition of the aforesaid contribution, of Debuts’ interest in various diamond exploration projects;

(iv)
the agreement of KWG to pay $2,000,000 to Debuts in consideration of Debuts issuing, from time to time, upon the exercise of KWG Warrants, common shares of Debuts to any holder of such KWG Warrants who has duly exercised the same (or to KWG for subsequent delivery thereof to such holder) in order to satisfy the obligation of KWG to deliver common shares of Debuts to a holder upon its exercise of KWG Warrants, such payment to be made out of 20% of the subscription proceeds received by KWG from each exercise of a KWG Warrant occurring on or after the date hereof;

	(v)	the subdivision of the common shares of Debuts on such basis as may be determined by KWG; and

	(vi)	the declaration by KWG of a dividend in kind of all of the outstanding common shares of Debuts held by KWG to the shareholders of record of KWG on a date, fixed by KWG, preceding the Effective Date;

(aaaa)	“Subsidiary” has that meaning as set out in section 2(5) of the CBCA;

(bbbb)	“Superior Proposal” means, in respect of KWG, a KWG Superior Proposal and, in respect of Spider, a Spider Superior Proposal;

(cccc)	“take-over bid” shall have the meaning ascribed to such term under the Securities Act (Ontario);

(dddd)
“Tax” and “Taxes” means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, license taxes, withholding taxes, payroll taxes, employment taxes, Canada Pension Plan premiums, excise, severance, social security, workers’ compensation, employment insurance or compensation taxes or premium, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

(eeee)	“Tax Act” means the Income Tax Act (Canada), as amended and the regulations thereunder, as amended;

(ffff)
“Tax Returns” means all returns, schedules, elections, declarations, reports, information returns, notices, forms, statements and other documents made, prepared or filed with any taxing authority or required to be made, prepared or filed with any taxing authority relating to Taxes;

(gggg)	“Termination Date” means, subject to Section 7.4(a)(X) or 7.5(a)(Y), as applicable, the date upon which this Agreement is terminated pursuant to Section 7.3;

(hhhh)	“TSXV” means the TSX Venture Exchange;

(iiii)	“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(jjjj)	“U.S. Holder” means a “U.S. holder” as that term is defined in Rule 800 under the 1933 Act;

(kkkk)	“1933 Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder;

(llll)	“1934 Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated from time to time thereunder; and

(mmmm)	“1940 Act” means the United States Investment Company Act of 1940, as amended, and the rules and regulations promulgated from time to time thereunder.

In addition, words and phrases used herein and defined in the CBCA shall have the same meaning herein as in the CBCA unless the context otherwise requires.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Agreement and the schedules attached hereto and not to any particular article, section or other portion hereof and include any agreement, schedule or instrument supplementary or ancillary hereto or thereto.

1.3	Number and Gender

In this Agreement, unless the context otherwise requires, words importing the singular only shall include the plural and vice versa and words importing the use of either gender shall include both genders and neuter.

1.4	Date for any Action

If the date on which any action is required to be taken hereunder by any party hereto is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

1.5	Statutory References

Any reference in this Agreement to a statute includes all regulations and rules made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6	Currency

Unless otherwise stated, all references in this Agreement to dollar amounts are expressed in Canadian currency.

1.7	Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable Laws, the parties hereto waive any provision of Law that renders any provision of this Agreement or any part thereof invalid or unenforceable in any respect. The parties hereto will engage in good faith negotiations to replace any provision hereof or any part thereof that is declared invalid or unenforceable with a valid and enforceable provision or part thereof, the economic effect of which approximates as much as possible the invalid or unenforceable provision or part thereof that it replaces.

1.8	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian GAAP and all determinations of an accounting nature required to be made hereunder shall be made in a manner consistent with Canadian GAAP.

1.9	Knowledge

Where the phrases “to the knowledge of KWG” or “to KWG’s knowledge” or “to the knowledge of Spider” or “to Spider’s knowledge” are used in respect of KWG, the KWG Subsidiaries or Spider, such phrase shall mean, in respect of each representation and warranty or other statement which is qualified by such phrase, that such representation and warranty or other statement is being made based upon: (A) in the case of KWG and the KWG Subsidiaries, the actual knowledge of Frank Smeenk; and (B) in the case of Spider, the actual knowledge of Neil Novak.

1.10	Meaning of Certain Phrase

In this Agreement the phrase “in the ordinary and regular course of business” shall mean and refer to those activities that are normally conducted by corporations engaged in the exploration, development, mining and production of diamonds and precious and base metals.

1.11	Schedules

The following schedules are attached to, and are deemed to be incorporated into and form part of, this Agreement:

Schedule	Matter
A	Description of KWG Subsidiaries
B	Description of Spider Convertible Securities
C	Form of Spider Resolution
D	Initial Directors of Amalco

ARTICLE 2
THE AMALGAMATION

2.1	Newco

Prior to the Effective Time, KWG shall transfer all Spider Common Shares held by it to Newco.

KWG, in its capacity as the sole shareholder of Newco, shall cause Newco to have the following provisions included in the articles and by-laws of Newco on the Effective Date:

	(a)	authority to issue an unlimited number of shares designated as common shares (being the Newco Shares);

	(b)	a minimum of one (1) director and a maximum of twenty (20) directors; and

	(c)	no restrictions on business.

2.2	Amalgamation

Pursuant and subject to the detailed steps contained in this Agreement and subject to the satisfaction of the terms and conditions of this Agreement, and in accordance with the applicable provisions of the constating documents of Spider, Newco and KWG and the provisions of the CBCA and applicable securities Laws, at the Effective Time:

	(a)	Newco and Spider will amalgamate and continue as one company under the terms and conditions of this Agreement and articles and by-laws of Newco;

	(b)	each Spider Common Share held by Newco shall be cancelled without any repayment of capital in respect thereof;

(c)
each outstanding Spider Common Share (other than Spider Common Shares held by a Spider Shareholder who has validly exercised its Dissent Rights and who is ultimately entitled to be paid fair value for its Spider Common Shares and other than the Spider Common Shares beneficially owned by Newco) will be exchanged for that number of KWG Common Shares equal to the Exchange Ratio, and:

(i) such holder shall cease to be a Spider Shareholder and the name of such holder shall be removed from the central securities register of holders of Spider Common Shares;

(ii)
KWG shall issue from the treasury and cause to be delivered to such Spider Shareholder the KWG Common Shares to which such holder is entitled as aforesaid and the name of such holder shall be added to the central securities register of holders of KWG Common Shares showing such holder as the registered holder of the KWG Common Shares so issued; and

(iii) each Spider Common Share so exchanged shall be cancelled and an equivalent number of Amalco Shares shall be issued to KWG;

(d)
all Newco Shares shall be converted on a share for share basis into fully paid and non-assessable Amalco Shares on the basis of one (1) fully paid and non-assessable Amalco Share for each one (1) Newco Share;

	(e)	Amalco shall be a wholly-owned Subsidiary of KWG;

	(f)	the property, rights and interests of each of Newco and Spider will continue to be the property, rights and interests of Amalco;

	(g)	Amalco will have, as its articles, articles substantially in the form of the articles of Newco, which will include the following provisions:

		(i)	Name. The name of Amalco shall be “Spider Resources Inc.”;

		(ii)	Registered office. The registered office of Amalco shall be located in Ontario;

		(iii)	Authorized Capital. Amalco will be authorized to issue an unlimited number of shares designated as common shares;

		(iv)	Number of Directors. The minimum number of directors of Amalco shall be one (1) and the maximum number of directors of Amalco shall be twenty (20);

		(v)	Restrictions of Business. There shall be no restrictions on the business that Amalco may carry on; and

	(h)	Amalco will have, as its by-laws, the by-laws of Newco; and

	(i)	the initial board of directors of Amalco will be comprised of the individuals set forth in Schedule “D” hereto.

2.3	No Fractional KWG Common Shares

No fractional KWG Common Shares will be issued pursuant to the Amalgamation and the aggregate number of KWG Common Shares issuable to a Spider Shareholder who would otherwise be entitled to a fraction of a KWG Common Share (taking into account the aggregate number of Spider Common Shares beneficially owned by such Spider Shareholder) will be rounded up to the nearest whole number.

2.4	Effective Time

The Amalgamation shall become effective at the Effective Time.

2.5	Spider Options and Post-Amalgamation KWG Board and Management

As soon as practicable following completion of the Amalgamation:

(a)
each outstanding Spider Option held by an Eligible Person who has consented, prior to the Effective Date, to the exchange of his Spider Options for New KWG Options will, subject to, and in accordance with, the terms and conditions of the KWG Stock Option Plan, be exchanged for an option of KWG (a “New KWG Option”) exercisable to acquire that number of KWG Common Shares equal to the Exchange Ratio at an exercise price per KWG Common Share determined by KWG on the Effective Date in accordance with the terms and conditions of the KWG Stock Option Plan, it being acknowledged and agreed by each of the parties hereto that:

		(i)	following completion of the Amalgamation:

(A)
any exercise of a Spider Option by a Person, other than an Eligible Person who has provided the consent contemplated above, shall be effected in accordance with the terms and conditions of this Agreement, the Spider Stock Option Plan and the option agreement pursuant to which such Spider Option was granted; and

(B)
each Spider Option held by a Person, other than an Eligible Person who has provided the consent contemplated above, shall expire in accordance with the terms and conditions of the Spider Stock Option Plan and the option agreements pursuant to which such Spider Option was granted; and

(ii)
all such exchanges of Spider Options for New KWG Options (including the exercise price thereof and the number of KWG Common Shares issuable pursuant thereto) shall be subject to the rules and approval of the TSXV;

	(b)	a meeting of the KWG Board shall be convened and held in order to:

		(i)	change the composition of the KWG Board such that it will be comprised of the following individuals: Norman Brewster, René Galipeau, Neil Novak, Bruce Reid, Frank Smeenk and Bryan Wilson; and

		(ii)	appoint Frank Smeenk as Executive Chairman of KWG and Neil Novak as President of KWG;

	(c)	KWG shall:

(i)
offer to engage those officers and directors of each of KWG and Spider who, following completion of the Amalgamation, will not continue as officers or directors of KWG and/or Amalco to provide transitional consulting services to KWG for a period of one (1) year from the Effective Date; and

(ii)
enter into consulting agreements in respect of such transitional services, on terms and conditions satisfactory to KWG, with such non-continuing officers and directors who have accepted such offer; and

	(d)	the KWG Board shall endeavour to effect a change of KWG’s corporate name to “Spider-KWG Resources Inc.”.

2.6	Consultation

KWG and Spider will consult with each other in issuing any press release or otherwise making any public statement with respect to this Agreement or the Amalgamation and in making any filing with any Governmental Entity, Securities Authority or stock exchange with respect thereto. Each of KWG and Spider shall use its commercially reasonable efforts to enable the other of them to review and comment on all such press releases and filings prior to the release or filing, respectively, thereof, provided, however, that the obligations herein will not prevent a Party from making, after consultation with the other Party, such disclosure as is required by applicable Laws or the rules and policies of any applicable stock exchange. This Section 2.6 shall not apply to any public statement made by Spider pursuant to Section 6.1(f) or by KWG pursuant to Section 6.3(f).

In connection with any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to enjoin or delay the closing of, or otherwise adversely affecting the ability of the Parties to consummate, the transactions contemplated hereby, including, without limitation, any matter arising in connection with the Spider Shareholder Rights Plan or the KWG Shareholder Rights Plan, Spider or KWG, as applicable, will provide prompt notice thereof to the other in respect of such injunction, order, action or matter and will consult with the other regarding the same.  Each Party shall use its commercially reasonable efforts to permit the other to attend any proceedings of a Governmental Entity before which it is to appear with respect to the Spider Shareholder Rights Plan, the KWG Shareholder Rights Plan, the Cliffs Spider Bid, any Cliffs KWG Bid, or any take-over bid in respect of the securities of itself or the other Party.

2.7	Effecting the Amalgamation

Subject to the rights of termination contained in Article 7, upon the Spider Shareholder Approval being obtained and the other conditions contained in Article 5 being complied with or waived, Spider and Newco shall file with the Registrar the Amalgamation Application and such other documents as may be required in order to effect the Amalgamation.

2.8	Closing

The closing of the Amalgamation will take place at the offices of Macleod Dixon LLP, 79 Wellington Street West, Suite 2300, Toronto, Ontario at 8:30 a.m. (Toronto time) on the Effective Date or such other time as the Parties may agree.

2.9	Post-Amalgamation Exercises

Subject to Section 2.5(a) and receipt by KWG of the agreement contemplated in Section 4.1(u) executed by the applicable Person, each of the parties hereto acknowledges and agrees that, following completion of the Amalgamation, upon the valid exercise of any Spider Convertible Security or any other right to acquire securities of Spider pursuant to any of the Spider Agreements and the payment to Amalco of the subscription price therefor, Amalco will transfer such subscription price to KWG in consideration of KWG issuing to the holder of such Spider Convertible Security or other right to acquire securities of Spider that number of KWG Common Shares equal to the Exchange Ratio or, as applicable, other securities of KWG as determined in accordance with the terms and conditions of this Agreement and, as applicable, such Spider Convertible Security or Spider Agreement; provided, however, that all such exercises of Spider Convertible Securities or other rights to acquire securities of Spider pursuant to any of the Spider Agreements (including the exercise price thereof and, as applicable, the number of KWG Common Shares or other securities of KWG issuable pursuant thereto) shall be subject to the rules and approval of the TSXV.

2.10	Adjustment of Exchange Ratio

Each of the Parties acknowledges and agrees that if, at any time on or after the date hereof and before the Effective Time, any of the following events occur, on the Effective Date an adjustment will be made to the “Exchange Ratio” as follows:

(a)
Spider Shareholder Rights Plan Triggered and KWG Shareholder Rights Plan not Triggered:  If Spider Common Shares are issued or made issuable by reason of a Flip-in Event (as defined in the Spider Shareholder Rights Plan) having occurred before the Effective Time (but KWG Common Shares are not issued or made issuable before the Effective Time by reason of a Flip-in Event (as defined in the KWG Shareholder Rights Plan) having occurred before the Effective Time), the “Exchange Ratio” shall be adjusted to equal a value calculated as 1.21 multiplied by an amount (the “Spider Rights Adjustment Factor”) equal to:

		(i)	the sum of:

(A)
the number of outstanding Spider Common Shares calculated on a fully-diluted basis as at the close of business on the date hereof (without taking into account Spider Common Shares issued or made issuable by reason of a Flip-in Event (as defined in the Spider Shareholder Rights Plan) having occurred before the Effective Time); and

(B)
0.5 multiplied by the number of Spider Common Shares issued or made issuable after the date hereof and before the Effective Time by reason of a Flip-in Event (as defined in the Spider Shareholder Rights Plan) having occurred before the Effective Time);

divided by

		(ii)	the sum of:

(A)
the number of outstanding Spider Common Shares calculated on a fully-diluted basis as at the close of business on the date hereof (without taking into account Spider Common Shares issued or made issuable by reason of a Flip-in Event (as defined in the Spider Shareholder Rights Plan) having occurred before the Effective Time); and

(B)
the number of Spider Common Shares issued or made issuable after the date hereof and before the Effective Time by reason of a Flip-in Event (as defined in the Spider Shareholder Rights Plan) having occurred before the Effective Time);

(b)
KWG Shareholder Rights Plan Triggered and Spider Shareholder Rights Plan not Triggered:  If KWG Common Shares are issued or made issuable by reason of a Flip-in Event (as defined in the KWG Shareholder Rights Plan) having occurred before the Effective Time (but Spider Common Shares are not issued or made issuable before the Effective Time by reason of a Flip-in Event (as defined in the Spider Shareholder Rights Plan) having occurred before the Effective Time), the “Exchange Ratio” shall be adjusted to equal a value calculated as 1.21 multiplied by an amount (the “KWG Rights Adjustment Factor”) equal to:

	(i)	the sum of:

(A)
the number of outstanding KWG Common Shares calculated on a fully-diluted basis as at the close of business on the date hereof (without taking into account KWG Common Shares issued or made issuable by reason of a Flip-in Event (as defined in the KWG Shareholder Rights Plan) having occurred before the Effective Time); and

(B)
the number of KWG Common Shares issued or made issuable after the date hereof and before the Effective Time by reason of a Flip-in Event (as defined in the KWG Shareholder Rights Plan) having occurred before the Effective Time);

divided by

	(ii)	the sum of:

(A)
the number of outstanding KWG Common Shares calculated on a fully-diluted basis as at the close of business on the date hereof (without taking into account KWG Common Shares issued or made issuable by reason of a Flip-in Event (as defined in the KWG Shareholder Rights Plan) having occurred before the Effective Time); and

(B)
0.5 multiplied by the number of KWG Common Shares issued or made issuable after the date hereof and before the Effective Time by reason of a Flip-in Event (as defined in the KWG Shareholder Rights Plan) having occurred before the Effective Time); or

(c)
Spider Shareholder Rights Plan Triggered and KWG Shareholder Rights Plan Triggered:  If Spider Common Shares are issued or made issuable by reason of a Flip-in Event (as defined in the Spider Shareholder Rights Plan) having occurred before the Effective Time and KWG Common Shares are issued or made issuable by reason of a Flip-in Event (as defined in the KWG Shareholder Rights Plan) having occurred before the Effective Time, the “Exchange Ratio” shall be adjusted to equal a value calculated as 1.21 multiplied by the product of the Spider Rights Adjustment Factor and the KWG Rights Adjustment Factor.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of Spider

Spider hereby represents and warrants to KWG and hereby acknowledges that KWG is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Amalgamation, as follows:

(a)
Organization. Spider has been incorporated, is subsisting and has full corporate and legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. Spider is registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on Spider.

	(b)	Capitalization. Spider is authorized to issue an unlimited number of Spider Common Shares. As of the close of business on June 9, 2010, there were outstanding:

		(i)	541,737,009 Spider Common Shares (and associated rights under the Spider Shareholder Rights Plan);

		(ii)	Spider Options to acquire an aggregate of up to 31,185,018 Spider Common Shares;

		(iii)	Spider Warrants to acquire an aggregate of up to 81,411,661 Spider Common Shares; and

		(iv)	182,108 Spider Unit Compensation Options.

Except for (W) the Spider Convertible Securities, (X) the securities issuable pursuant to (1) the option agreement made as of May 25, 2010 between Greenstone Exploration Co. Ltd. and Spider, (2) the investor relations consulting agreement made December 1, 2009 between Investor Cubed Inc. and Spider and (3) the marketing and communications agreement made September 5, 2008 between RM Communications Inc. and Spider (as the foregoing agreements exist on the date hereof) (collectively, the “Spider Agreements”), (Y) the securities issuable pursuant to the Proposed Spider Financing and (Z) the securities issuable under the Spider Shareholder Rights Plan, as of the date hereof, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Spider to issue or sell any shares of Spider or any securities or obligations of any kind convertible into or exchangeable for any shares of Spider. All outstanding Spider Common Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. As of the date hereof there are no outstanding bonds, debentures or other evidences of indebtedness of Spider. There are no outstanding contractual obligations of Spider to repurchase, redeem or otherwise acquire any outstanding Spider Common Shares or with respect to the voting or disposition of any outstanding Spider Common Shares.

(c)
Authority. Spider has all necessary corporate power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Spider as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by Spider and the completion by Spider of the transactions contemplated by this Agreement have been authorized by the Spider Board and, subject to obtaining the Spider Shareholder Approval and the approval of the TSXV in the manner contemplated herein, no other corporate proceedings on the part of Spider are necessary to authorize this Agreement or to complete the transactions contemplated hereby other than in connection with the approval by the Spider Board of the Proxy Circular and other than the filing of the Amalgamation Application with the Registrar. This Agreement has been executed and delivered by Spider and constitutes a legal, valid and binding obligation of Spider, enforceable against Spider in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity. The execution and delivery by Spider of this Agreement and the performance by Spider of its obligations hereunder and the completion of the transactions contemplated hereby, do not and will not:

(i)
result in a violation, contravention or breach of or constitute a default under, or entitle any party to terminate, accelerate, modify or call any obligations or rights under, require any consent to be obtained under or give rise to any termination rights under any provision of:

		(A)	the articles or by-laws of Spider,

(B)
any applicable Law or rule or policy of the TSXV (except that the approval of the TSXV, which is required for the completion by Spider of the transactions contemplated hereby, has been applied for by Spider but not obtained as of the date hereof), or

(C)
any credit arrangement, note, bond, mortgage, indenture, deed of trust, lease, franchise, concession, easement, contract, agreement, licence, permit or other instrument to which Spider is bound or is subject to or of which Spider is the beneficiary;

in each case, which would, individually or in the aggregate, have a Material Adverse Effect on Spider,

(ii)
cause any indebtedness owing by Spider to come due before its stated maturity or cause any available credit to cease to be available which would, individually or in the aggregate, have a Material Adverse Effect on Spider;

(iii)
result in the imposition of any Encumbrance upon any of the property or assets of Spider or give any Person the right to acquire any of Spider’s assets, or restrict, hinder, impair or limit the ability of Spider to conduct the business of Spider as and where it is now being conducted which would, individually or in the aggregate, have a Material Adverse Effect on Spider; or

(iv)
result in or accelerate the time for payment or vesting of, or increase the amount of any severance, unemployment compensation, “golden parachute”, bonus, termination payments, retention bonus or otherwise, becoming due to any director or officer of Spider or increase any benefits otherwise payable under any pension or benefits plan of Spider or result in the acceleration of the time of payment or vesting of any such benefits.

No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained by Spider in connection with the execution and delivery of this Agreement or the consummation by Spider of the transactions contemplated hereby other than (i) filings required under the CBCA, (ii) filings with and approvals required by the Securities Authorities and stock exchanges (including the approval referred to in Section 3.1I(i)(B)), and (iii) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Spider.

(d)	Directors’ Approvals. The Spider Board has:

	(i)	determined that the Amalgamation is in the best interests of Spider;

	(ii)	determined to recommend that the Spider Shareholders vote in favour of the Spider Resolution; and

	(iii)	authorized the entering into of this Agreement, and the performance of Spider’s obligations hereunder.

(e)	Subsidiaries. Spider has no Subsidiaries.

(f)
No Defaults. Spider is not in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a default by Spider under any contract, agreement or licence that is material to the conduct of the business of Spider to which it is a party or by which it is bound that would, individually or in the aggregate, have a Material Adverse Effect on Spider.

(g)	Absence of Changes. Except as disclosed in the Spider Public Documents, since March 31, 2010:

	(i)	Spider has conducted its business only in the ordinary and regular course of business consistent with past practice;

	(ii)	Spider has not incurred or suffered a Material Adverse Change;

	(iii)	there has not been any acquisition or sale by Spider of any material property or assets thereof;

(iv)
other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by Spider of any debt for borrowed money, any creation or assumption by Spider of any Encumbrance, any making by Spider of any loan, advance or capital contribution to or investment in any other Person or any entering into, amendment of, relinquishment, termination or non-renewal by Spider of any contract, agreement, licence, lease transaction, commitment or other right or obligation that would, individually or in the aggregate, have a Material Adverse Effect on Spider;

	(v)	Spider has not declared or paid any dividends or made any other distribution in respect of any of the Spider Common Shares;

	(vi)	Spider has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Spider Common Shares;

(vii)
other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable by Spider to its directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement (including, without limitation, the granting of Spider Options pursuant to the Spider Stock Option Plan) made to, for or with any of such directors, officers, employees or consultants (other than the grant of 750,000 Spider Options to Hubert Marleau);

	(viii)	Spider has not effected any material change in its accounting methods, principles or practices, other than as disclosed in the Spider Public Documents; and

	(ix)	Spider has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.

(h)	Employment Agreements. Spider:

(i)
is not a party to any written or oral policy, agreement, obligation or understanding providing for retention bonuses, severance or termination payments to, or any employment or consulting agreement with, any director or officer of Spider that would be triggered by Spider’s entering into this Agreement or the completion of the Amalgamation;

(ii)
does not have any employee or consultant whose employment or contract with Spider cannot be terminated by Spider in accordance with the provisions of such employment or consultant contract following the completion of the Amalgamation; and

(iii)
is not (a) a party to any collective bargaining agreement, (b) to the knowledge of Spider, subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement, or (c) subject to any current, or to the knowledge of Spider, pending or threatened strike or lockout.

(i)
Financial Matters. The audited annual financial statements of Spider for the financial years ended December 31, 2009 and 2008, the unaudited financial statements of Spider for the three months ended March 31, 2010 and the respective notes thereto (the “Spider Financial Statements”) were prepared in accordance with Canadian GAAP consistently applied, and fairly present in all material respects the financial condition of Spider at the respective dates indicated and the results of operations of Spider for the periods covered. Except as disclosed in the Spider Public Documents, as of the date hereof, Spider does not have any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, or any related party transactions or off-balance sheet transactions not reflected in the Spider Financial Statements, except liabilities and obligations incurred in the ordinary and regular course of business (including the business of operating, developing, constructing and exploring Spider’s projects) since March 31, 2010, which liabilities or obligations would not reasonably be expected to have a Material Adverse Effect on Spider.

(j)
Books and Records. The corporate records and minute books of Spider have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects, except where such incompleteness or inaccuracy would not have a Material Adverse Effect on Spider. Financial books and records and accounts of Spider in all material respects (i) have been maintained in accordance with good business practices on a basis consistent with prior years and past practice, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of Spider, and (iii) accurately and fairly reflect the basis for the financial statements of Spider.

(k)
Litigation. There is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of Spider, threatened against or relating to Spider or affecting any of its properties or assets before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on Spider and Spider is not aware of any existing ground on which any such claim, action, proceeding or investigation might be commenced with any reasonable likelihood of success. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Spider, threatened against or relating to Spider before any Governmental Entity. Neither Spider nor any of its properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict the right or ability of Spider to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement, except to the extent any such matter would not have a Material Adverse Effect on Spider.

(l)
Title to Properties and Operational Matters. Spider is the legal and beneficial owner of and has good and marketable title to the mining claims, concessions, licenses, leases or other instruments conferring mineral rights in respect of the properties in which Spider has an interest referred to in the Spider Public Documents (collectively, for the purposes of this Section 3.1(l), the “Spider properties and assets”). All agreements by which Spider holds an interest in the Spider properties and assets are in good standing according to their respective terms and the Spider properties and assets are in good standing under applicable Laws and all filings and work commitments required to maintain the Spider properties and assets in good standing have been properly recorded and filed in a timely manner with the appropriate Governmental Entity and there are no Encumbrances or any other interests in or on such Spider properties and assets except as disclosed in the Spider Public Documents. Spider has conducted and is conducting its business in material compliance with all applicable Laws, including all applicable Laws and all Governmental Entity authorizations and instructions, whether in writing or oral, relating to the Spider properties and assets. Spider has not received any notice of the revocation or cancellation of, or any intention to revoke or cancel, any of the mining claims, concessions, licenses, leases or other instruments conferring mineral rights in respect of the Spider properties and assets that would, individually or in the aggregate, result in a Material Adverse Effect on Spider. Without limiting the generality of the foregoing, Spider has obtained all export and import licences and permits necessary for the operation of the business of Spider, has not taken any action which would impair the ability of Spider to obtain necessary licences or permits in the future for the continued operation of such business, in accordance with applicable Laws and requirements of all Governmental Entities.

(m)	Insurance. Spider maintains policies of insurance in amounts and in respect of such risks as are normal and usual for companies of a similar size engaged in the exploration, development, mining and production of precious and base metals, and such policies are in full force and effect as of the date hereof.

(n)	Tax Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Spider:

(i)
Spider has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Entity and has, in all material respects, completely and correctly reported all income and all other amounts or information required to be reported thereon;

(ii)
Spider has (A) duly and timely paid all Taxes due and payable by it, (B) duly and timely withheld all Taxes and other amounts required by applicable Laws to be withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by applicable Laws to be remitted by it, and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by applicable Laws to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by applicable Laws to be remitted by it;

(iii)
the charges, accruals and reserves for Taxes reflected on the Spider Financial Statements (whether or not due and whether or not shown on any Tax Return but excluding any provision for deferred income taxes) are, in the opinion of Spider, adequate under Canadian GAAP to cover Taxes with respect to Spider accruing through the date hereof;

(iv)
there are no proceedings, investigations, audits, assessments, reassessments or claims now pending or to the knowledge of Spider, threatened against Spider that propose to assess Taxes in addition to those reported in the Tax Returns;

	(v)	no waiver of any statutory limitation period with respect to Taxes has been given or requested with respect to Spider; and

	(vi)	Spider is not in breach of its obligations under any agreement that it has entered into regarding the issue by Spider of “flow-through shares” within the meaning of the Tax Act.

(o)
Pension and Employee Benefits. Spider has complied, in all material respects, with all of the terms of the pension and other employee compensation and benefit obligations of Spider, including the provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each of the pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon

Spider, other than such non-compliance that would not reasonably be expected to have a Material Adverse Effect on Spider.

(p)	Reporting Status. Spider is a reporting issuer or its equivalent in the provinces of British Columbia, Alberta, Ontario and Quebec. The Spider Common Shares are listed on the TSXV.

(q)
Reports. To the knowledge of Spider, since January 1, 2007, Spider has filed with the Securities Authorities, the TSXV and all applicable self-regulatory authorities a true and complete copy of all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it, including the Spider Public Documents. The Spider Public Documents, at the time filed or, if amended, as of the date of such amendment (a) did not contain any misrepresentation (as defined in the Securities Act (Ontario)) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, and (b) complied in all material respects with the requirements of applicable securities Laws and the rules, policies and instruments of all Securities Authorities having jurisdiction over Spider except where such non-compliance has not had or would not reasonably be expected to have a Material Adverse Effect on Spider. Spider has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.

(r)
Compliance with Laws. Except as disclosed in this Agreement, Spider has complied with and is not in violation of any applicable Laws other than such non-compliance or violations that would not, individually or in the aggregate, have a Material Adverse Effect on Spider.

(s)
No Cease Trade. Spider is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of Spider, no investigation or other proceedings involving Spider that may operate to prevent or restrict trading of any securities of Spider are currently in progress or pending before any applicable stock exchange or Securities Authority.

(t)
No Option on Assets. No Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Spider any of the material assets of Spider, to require Spider to issue any of its securities (other than pursuant to the Spider Agreements), or to acquire any of its outstanding shares, other than pursuant to agreements to which KWG is also a party.

(u)
Certain Contracts. Spider is not a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree that purports to (i) limit the manner or the localities in which all or any material portion of the business of Spider is conducted, (ii) limit any business practice of Spider in any material respect, or (iii) restrict any acquisition or disposition of any property by Spider in any material respect, other than pursuant to agreements to which KWG is also a party.

(v)
No Broker’s Commission. Spider has not entered into any agreement that would entitle any Person to any valid claim against Spider for a broker’s commission, finder’s fee or any like payment in respect of the Amalgamation or any other matter contemplated by this Agreement, other than pursuant to its financial advisory services agreement with IBK Capital Corp. and its engagement letter with TD Securities Inc.

(w)
Vote Required. The only votes of the holders of any class or series of securities of Spider necessary to approve this Agreement and the Amalgamation and the transactions contemplated hereby or thereby is the Spider Shareholder Approval.

(x)
U.S. Securities Law Matters. Spider: (i) is a “foreign private issuer” as defined in Rule 405 under the 1933 Act, (ii) has no class of securities outstanding that is or is required to be registered under section 12 of the 1934 Act or that is subject to the reporting requirements of section 13 or 15(d) of the 1934 Act, and (iii) is not registered or required to register as an investment company under the 1940 Act.  No more than 10% of the Spider Common Shares (as calculated at the relevant date pursuant to Rule 800(h) under the 1933 Act) were held by U.S. Holders.

(y)
No Shareholdings in KWG. Spider does not, legally or beneficially, own, directly or indirectly, any securities of KWG and does not have any right, agreement or obligation to purchase any securities of KWG or any securities or obligations of any kind convertible into or exchangeable for any securities of KWG.

3.2	Spider Shareholder Rights Plan

Spider represents, warrants and covenants as follows:

	(a)	neither a Flip-in Event nor a Separation Time which could lead to the implementation of the dilutive features of the Spider Shareholder Rights Plan has occurred as at the date hereof;

(b)
the Amalgamation is an Exempt Acquisition for purposes of the Spider Shareholder Rights Plan and accordingly, the Amalgamation shall not trigger a Flip-in Event nor a Separation Time which could lead to the implementation of the dilutive features of the Spider Shareholder Rights Plan;

(c)
Spider, the Spider Board and the special committee of the Spider Board shall each use its commercially reasonable efforts to defend any application to a court or a securities regulatory authority having jurisdiction to cease-trade the Spider Shareholder Rights Plan until the earlier of (i) the date that is 15 days after the date on which the Spider Shareholders have resolved to not approve the Amalgamation at the Spider Meeting, and (ii) the date on which KWG advises

Spider in writing that it has determined to not make a Take-over Bid for Spider Common Shares; and

(d)
the Spider Board has, as at the date hereof, deferred the Separation Time until such date as shall be determined by the Spider Board, as contemplated by the definition of “Separation Time” set forth in section 1.1(tt) of the Spider Shareholder Rights Plan.

For purposes of this Section 3.2, the terms “Flip-in Event”, “Separation Time”, “Exempt Acquisition” and “Take-over Bid” shall have the meanings ascribed to such terms in the Spider Shareholder Rights Plan.

Section 3.2(c) shall survive the termination of this Agreement.

3.3	Representations and Warranties of KWG

KWG hereby represents and warrants to Spider, and hereby acknowledges that Spider is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Amalgamation, as follows:

(a)
Organization. Each of KWG and the KWG Subsidiaries has been incorporated, is subsisting and has full corporate and legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. Each of KWG and the KWG Subsidiaries is registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on KWG. All of the outstanding shares of the KWG Subsidiaries are validly issued, and are fully paid and non-assessable to the extent such a concept exists under applicable Laws. Except as disclosed by KWG, all of the outstanding shares of the KWG Subsidiaries are owned directly or indirectly by KWG.  Except pursuant to restrictions on transfer contained in the articles or by-laws (or their equivalent) of the applicable KWG Subsidiary, the outstanding shares of each of the KWG Subsidiaries are owned free and clear of all Encumbrances and KWG is not liable to any creditor in respect thereof. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued or unissued securities of, or interest in, any of the KWG Subsidiaries from either KWG or any of the KWG Subsidiaries, other than warrants to purchase up to an aggregate of 10,520,000 common shares of Debuts (which warrants will be cancelled in connection with, and prior to the completion of, the Spinoff).

	(b)	Capitalization. KWG is authorized to issue an unlimited number of KWG Common Shares. As of the close of business on June 9, 2010, there were outstanding:

	(i)	589,499,206 KWG Common Shares (and associated rights under the KWG Shareholder Rights Plan);

	(ii)	KWG Options to acquire an aggregate of up to 55,856,780 KWG Common Shares; and

	(iii)	KWG Warrants to acquire an aggregate of up to 184,537,494 KWG Common Shares.

Except for (X) the KWG Options, (Y) the KWG Warrants and (Z) the securities issuable pursuant to the KWG Shareholder Rights Plan, and except pursuant to this Agreement and the transactions contemplated hereby, as of the date hereof, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating KWG or any of the KWG Subsidiaries to issue or sell any shares of KWG or any securities or obligations of any kind convertible into or exchangeable for any shares of KWG. All outstanding KWG Common Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. As of the date hereof, there are no outstanding bonds, debentures or other evidences of indebtedness of KWG or any of the KWG Subsidiaries having the right to vote with the KWG Shareholders on any matter. There are no outstanding contractual obligations of KWG or of any of the KWG Subsidiaries to repurchase, redeem or otherwise acquire any outstanding KWG Common Shares or with respect to the voting or disposition of any outstanding KWG Common Shares.

(c)
Authority. KWG has all necessary corporate power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by KWG as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by KWG and the completion by KWG of the transactions contemplated by this Agreement have been authorized by the KWG Board and no other corporate proceedings on the part of KWG (including approval by KWG Shareholders) are necessary to authorize this Agreement or the completion by KWG of the transactions contemplated hereby. This Agreement has been executed and delivered by KWG and constitutes a legal, valid and binding obligation of KWG, enforceable against KWG in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity. The execution and delivery by KWG of this Agreement and the performance by it of its obligations hereunder and the completion of the transactions contemplated hereby, do not and will not:

(i)
result in a violation, contravention or breach or constitute a default under, or entitle any party to terminate, accelerate, modify or call any obligations or rights under, require any consent to be obtained under or give rise to any termination rights under any provision of:

	(A)	articles or by-laws of KWG or the constating documents of any of the KWG Subsidiaries,

(B)
any applicable Law or rule or policy of the TSXV (except that the approval of the TSXV, which is required for the completion by KWG of the transactions contemplated hereby, has been applied for by KWG but not obtained as of the date hereof), or

(C)
any credit arrangement, note, bond, mortgage, indenture, deed of trust, lease, franchise, concession, easement, contract, agreement, licence, permit or other instrument to which KWG or any of the KWG Subsidiaries are bound or are subject to or of which KWG or any of the KWG Subsidiaries is the beneficiary;

in each case, which would, individually or in the aggregate, have a Material Adverse Effect on KWG;

(ii)
cause any indebtedness owing by KWG or any of the KWG Subsidiaries to come due before its stated maturity or cause any available credit to cease to be available which would, individually or in the aggregate, have a Material Adverse Effect on KWG;

(iii)
result in the imposition of any Encumbrance upon any of the property or assets of KWG or any of the KWG Subsidiaries or give any Person the right to acquire any of KWG’s assets, or restrict, hinder, impair or limit the ability of KWG or any of the KWG Subsidiaries to conduct the business of KWG or any of the KWG Subsidiaries as and where it is now being conducted which would, individually or in the aggregate, have a Material Adverse Effect on KWG; or

(iv)
result in or accelerate the time for payment (or vesting of, or increase the amount of any severance, unemployment compensation, “golden parachute”, bonus, termination payments, retention bonus or otherwise) becoming due to any director or officer of KWG or any KWG Subsidiary or increase any benefits otherwise payable under any pension or benefits plan of KWG or any KWG Subsidiary or result in the acceleration of the time of payment or vesting of any such benefits.

No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained by KWG or any of the KWG Subsidiaries in connection with the execution and delivery of this Agreement or the consummation by KWG of the transactions contemplated hereby other than (i) filings required under the CBCA and the Companies Act (Quebec), (ii) filings with and approvals required by the Securities Authorities and stock exchanges (including the approval referred to in Section 3.3(c)(i)(B)), and (iii) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on KWG.

(d)	Directors’ Approvals. The KWG Board has:

	(i)	determined that the Amalgamation is in the best interests of KWG; and

	(ii)	authorized the entering into of this Agreement, and the performance of KWG’s obligations hereunder.

(e)
KWG Subsidiaries. The only Subsidiaries of KWG are the KWG Subsidiaries and KWG does not own a direct or indirect voting or equity interest in any Person that is not a KWG Subsidiary, other than 250,000 Spider Common Shares, 353,488 common shares of Copper Mesa Mining Corporation and 3,452,217 common shares of Strike Minerals Inc.

(f)
No Defaults. To the knowledge of KWG, none of KWG or any of the KWG Subsidiaries is in default under, and, there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a default by KWG or any of the KWG Subsidiaries, under any contract, agreement or licence that is material to the conduct of the business of KWG or any of the KWG Subsidiaries to which any of them is a party or by which any of them is bound that would, individually or in the aggregate, have a Material Adverse Effect on KWG.

(g)	Absence of Changes. Except as disclosed in the KWG Public Documents, since March 31, 2010:

	(i)	KWG and each of the KWG Subsidiaries has conducted its business only in the ordinary and regular course of business consistent with past practice;

	(ii)	none of KWG or any of the KWG Subsidiaries has incurred or suffered a Material Adverse Change;

	(iii)	there has not been any acquisition or sale by KWG or any of the KWG Subsidiaries of any material property or assets thereof;

(iv)
other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by KWG or any of the KWG Subsidiaries of any debt for borrowed money, any creation or assumption by KWG or any of the KWG Subsidiaries of any Encumbrance, any making by KWG or any of the KWG Subsidiaries of any loan, advance or capital contribution to or investment in any other Person (other than loans made to other KWG Subsidiaries which will be converted into shares thereof prior to the completion of the Spinoff) or any entering into, amendment of, relinquishment, termination or non-renewal by KWG or any of the KWG

Subsidiaries, of any contract, agreement, licence, lease transaction, commitment or other right or obligation that would, individually or in the aggregate, have a Material Adverse Effect on KWG;

	(v)	KWG has not declared or paid any dividends or made any other distribution in respect of any of the KWG Common Shares;

	(vi)	KWG has not effected or passed any resolution to approve a split, consolidation or reclassification of any outstanding KWG Common Shares;

(vii)
other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable by KWG or any of the KWG Subsidiaries to any of their respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement (including, without limitation, the granting of KWG Options pursuant to the KWG Stock Option Plan) made to, for or with any of such directors, officers, employees or consultants;

	(viii)	KWG has not effected any material change in its accounting methods, principles or practices, other than as disclosed in the KWG Financial Statements; and

	(ix)	KWG has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan.

(h)	Employment Agreements. None of KWG or any of the KWG Subsidiaries:

(i)
is a party to any written or oral policy, agreement, obligation or understanding providing for retention bonuses, severance or termination payments to, or any employment or consulting agreement with any director or officer of KWG or any of the KWG Subsidiaries that would be triggered by KWG’s entering into this Agreement or the completion of the Amalgamation;

(ii)
has any employee or consultant whose employment or contract with KWG or the KWG Subsidiary cannot be terminated by KWG or any KWG Subsidiary in accordance with the provisions of such employment or consultant contract following the completion of the Amalgamation; and

(iii)
(a) is a party to any collective bargaining agreement, (b) is, to the knowledge of KWG, subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement, or (c) is subject to any current, or to the knowledge of KWG, pending or threatened strike or lockout.

(i)
Financial Matters. The audited annual financial statements of KWG for the financial years ended December 31, 2009 and 2008, the unaudited consolidated financial statements of KWG for the three months ended March 31, 2010 and the respective notes thereto (the “KWG Financial Statements”) were prepared in accordance with Canadian GAAP consistently applied, and fairly present in all material respects the consolidated financial condition of KWG at the respective dates indicated and the results of operations of KWG for the periods covered on a consolidated basis. Except as disclosed in the KWG Public Documents, as of the date hereof, neither KWG nor any of the KWG Subsidiaries has any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, or any related party transactions or off-balance sheet transactions not reflected in the KWG Financial Statements, except liabilities and obligations incurred in the ordinary and regular course of business (including the business of operating, developing, constructing and exploring KWG’s projects) since March 31, 2010, which liabilities or obligations would not reasonably be expected to have a Material Adverse Effect on KWG.

(j)
Books and Records. The corporate records and minute books of KWG and the KWG Subsidiaries have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects, except where such incompleteness or inaccuracy would not have a Material Adverse Effect on KWG. Financial books and records and accounts of KWG and the KWG Subsidiaries, in all material respects (i) have been maintained in accordance with good business practices on a basis consistent with prior years and past practice, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of KWG and the KWG Subsidiaries, and (iii) accurately and fairly reflect the basis for the consolidated financial statements of KWG.

(k)
Litigation. There is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of KWG, threatened against or relating to KWG, any of the KWG Subsidiaries or affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on KWG, and KWG is not aware of any existing ground on which any such claim, action, proceeding or investigation might be commenced with any reasonable likelihood of success. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of KWG, threatened against or relating to KWG or any of the KWG Subsidiaries before any Governmental Entity. None of KWG or any of the KWG Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict the right or ability of KWG or the KWG Subsidiary, as the case may be, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement, except to the extent any such matter would not have a Material Adverse Effect on KWG.

(l)
Title to Properties and Operational Matters. KWG or one of the KWG Subsidiaries is the legal and beneficial owner of and has good and marketable title to the mining claims, concessions, licenses, leases or other instruments conferring mineral rights in respect of the properties in which KWG and any of the KWG Subsidiaries has an interest referred to in the KWG Public Documents (collectively, for the purposes of this Section 3.3(l), the “KWG properties and assets”). All agreements by which each of KWG or any of the KWG Subsidiaries holds an interest in the KWG properties and assets are in good standing according to their respective terms and the KWG properties and assets are in good standing under applicable Laws and all filings and work commitments required to maintain the KWG properties and assets in good standing have been properly recorded and filed in a timely manner with the appropriate Governmental Entity and there are no Encumbrances or any other interests in or on such KWG properties and assets except as disclosed in the KWG Public Documents. Each of KWG and each of the KWG Subsidiaries has conducted and is conducting its business in material compliance with all applicable Laws, including all applicable Laws and all Governmental Entity authorizations and instructions, whether in writing or oral, relating to the KWG properties and assets. KWG has not, nor has any of the KWG Subsidiaries, received any notice of the revocation or cancellation of, or any intention to revoke or cancel, any of the mining claims, concessions, licenses, leases or other instruments conferring mineral rights in respect of the KWG properties and assets that would, individually or in the aggregate, result in a Material Adverse Effect on KWG. Without limiting the generality of the foregoing, KWG and the KWG Subsidiaries have obtained all export and import licences and permits necessary for the operation of the business of KWG and the KWG Subsidiaries, respectively, have not taken any action which would impair the ability of KWG or the KWG Subsidiaries to obtain necessary licences or permits in the future for the continued operation of such business, in accordance with applicable Laws and requirements of all Governmental Entities.

(m)
Insurance. KWG maintains policies of insurance in amounts and in respect of such risks as are normal and usual for companies of a similar size engaged in the exploration, development, mining and production of precious and base metals, and such policies are in full force and effect as of the date hereof.

(n)	Tax Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to KWG:

(i)
each of KWG and the KWG Subsidiaries has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Entity and has, in all material respects, completely and correctly reported all income and all other amounts or information required to be reported thereon;

(ii)
each of KWG and the KWG Subsidiaries has (A) duly and timely paid all Taxes due and payable by it, (B) duly and timely withheld all Taxes and other amounts required by applicable Laws to be withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by applicable Laws to be remitted by it, and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by applicable Laws to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by applicable Laws to be remitted by it;

(iii)
the charges, accruals and reserves for Taxes reflected on the KWG Financial Statements (whether or not due and whether or not shown on any Tax Return but excluding any provision for deferred income taxes) are, in the opinion of KWG, adequate under Canadian GAAP to cover Taxes with respect to KWG and the KWG Subsidiaries accruing through the date hereof;

(iv)
there are no proceedings, investigations, audits, assessments, reassessments or claims now pending or to the knowledge of KWG, threatened against any of KWG or the KWG Subsidiaries that propose to assess Taxes in addition to those reported in the Tax Returns;

	(v)	no waiver of any statutory limitation period with respect to Taxes has been given or requested with respect to KWG or any of the KWG Subsidiaries; and

	(vi)	KWG is not in breach of its obligations under any agreement that it has entered into regarding the issue by KWG of “flow-through shares” within the meaning of the Tax Act.

(o)
Pension and Employee Benefits. KWG and the KWG Subsidiaries have complied, in all material respects, with all of the terms of the pension and other employee compensation and benefit obligations of KWG and the KWG Subsidiaries, as the case may be, including the provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each of the pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon KWG or the KWG Subsidiaries, as the case may be, other than such non-compliance that would not reasonably be expected to have a Material Adverse Effect on KWG.

(p)	Reporting Status. KWG is a reporting issuer or its equivalent in the provinces of British Columbia, Alberta, Manitoba, Ontario, Quebec and Nova Scotia. The KWG Common Shares are listed on the TSXV.

(q)
Reports. To the knowledge of KWG, since January 1, 2007, KWG has filed with the Securities Authorities, the TSXV and all applicable self-regulatory authorities a true and complete copy of all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it, including the KWG Public Documents. The KWG Public Documents, at the time filed or, if amended, as of the date of such amendment (a) did not contain any misrepresentation (as defined in the Securities Act (Ontario)) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, and (b) complied in all material respects with the requirements of applicable securities Laws and the rules, policies and instruments of all Securities Authorities having jurisdiction over KWG except where such non-compliance has not had or would not reasonably be expected to have a Material Adverse Effect on KWG. KWG has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.

(r)
Compliance with Laws. Except as disclosed in this Agreement, KWG and the KWG Subsidiaries have complied with and are not in violation of any applicable Laws other than such non-compliance or violations that would not, individually or in the aggregate, have a Material Adverse Effect on KWG.

(s)
No Cease Trade. KWG is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of KWG, no investigation or other proceedings involving KWG that may operate to prevent or restrict trading of any securities of KWG are currently in progress or pending before any applicable stock exchange or Securities Authority.

(t)
No Option on Assets. No Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from KWG or the KWG Subsidiaries of any of the material assets of KWG or any of the KWG Subsidiaries to require KWG or any of the KWG Subsidiaries to issue any of its securities, or to acquire any of its outstanding securities, other than pursuant to agreements to which Spider is also a party (including pursuant to the exercise of outstanding warrants held by KWG to purchase up to 10,520,000 common shares of Debuts, which warrants will be cancelled in connection with, and prior to the completion of, the Spinoff).

(u)
Certain Contracts. None of KWG or any of the KWG Subsidiaries is a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree that purports to (i) limit the manner or the localities in which all or any material portion of the business of KWG or the

KWG Subsidiaries are conducted, (ii) limit any business practice of KWG or any KWG Subsidiary in any material respect, or (iii) restrict any acquisition or disposition of any property by KWG or any KWG Subsidiary in any material respect, other than pursuant to agreements to which Spider is also a party.

(v)
No Broker’s Commission. KWG has not entered into any agreement that would entitle any Person to any valid claim against KWG for a broker’s commission, finder’s fee or any like payment in respect of the Amalgamation or any other matter contemplated by this Agreement, other than pursuant to its financial advisory services agreement with Canaccord Genuity Corp. or another financial services agreement which may be entered into with a financial advisor engaged by KWG in connection with the Amalgamation.

	(w)	Shares. The KWG Common Shares to be issued:

(i) pursuant to the Amalgamation will, upon issue, and

(ii)
upon exercise of New KWG Options, Spider Options (which have not been exchanged for New KWG Options and which have not expired), Spider Warrants, Spider Unit Compensation Options and Spider Unit Warrants outstanding immediately following completion of the Amalgamation, will, upon issue in accordance with their respective terms and conditions and this Agreement, be issued as fully paid and non-assessable shares and, subject to the approval of the TSXV, listed for trading on the TSXV.

(x)
U.S. Securities Law Matters. KWG: (i) is a “foreign private issuer” as defined in Rule 405 under the 1933 Act, (ii) has no class of securities outstanding that is or is required to be registered under section 12 of the 1934 Act or that is subject to the reporting requirements of section 13 or 15(d) of the 1934 Act, and (iii) is not registered or required to register as an investment company under the 1940 Act.

(y)
No Shareholdings in Spider. Other than 250,000 Spider Common Shares which are beneficially owned by KWG, KWG does not, legally or beneficially, own, directly or indirectly, any securities of Spider and does not have any right, agreement or obligation to purchase any securities of Spider or any securities or obligations of any kind convertible into or exchangeable for any securities of Spider.

3.4	KWG Shareholder Rights Plan

KWG represents, warrants and covenants as follows:

	(a)	neither a Flip-in Event nor a Separation Time which could lead to the implementation of the dilutive features of the KWG Shareholder Rights Plan has occurred as at the date hereof;

(b)
KWG, the KWG Board and the special committee of the KWG Board shall each use its commercially reasonable efforts to defend any application to a court or a securities regulatory authority having jurisdiction to cease-trade the KWG Shareholder Rights Plan until the earlier of (i) the date that is 15 days after the date on which the Spider Shareholders have resolved to not approve the Amalgamation at the Spider Meeting, and (ii) the date on which Spider advises KWG in writing that it has determined to not make a Take-over Bid for KWG Common Shares; and

(c)
the KWG Board has, as at the date hereof, deferred the Separation Time until such date as shall be determined by the KWG Board, as contemplated by the definition of “Separation Time” set forth in section 1.1 of the KWG Shareholder Rights Plan.

For purposes of this Section 3.4, the terms “Flip-in Event”, “Separation Time” and “Take-over Bid” shall have the meanings ascribed to such terms in the KWG Shareholder Rights Plan.

Section 3.4(b) shall survive the termination of this Agreement.

3.5	Survival of Representations and Warranties

The representations and warranties contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished upon completion of the Amalgamation.

ARTICLE 4
COVENANTS

4.1	Covenants of Spider

Subject to Sections 6.1 and 6.2, Spider hereby covenants and agrees with KWG as follows:

	(a)	Spider Meeting. In a timely and expeditious manner, Spider shall:

(i)
prepare, with the assistance of KWG, and file the Proxy Circular (which shall be in a form satisfactory to KWG, acting reasonably), together with any other documents required by applicable Laws, in all jurisdictions where the Proxy Circular is required to be filed and mail the Proxy Circular in accordance with all applicable Laws, to Spider Shareholders to whom the Proxy Circular is required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof and in the form and containing the information required by all applicable Laws, including all applicable corporate and securities Laws and requirements, and not containing any misrepresentation (as defined under applicable securities Laws and requirements) with respect thereto, other than with respect to any information relating to and provided by KWG;

(ii)
subject to the terms of this Agreement, the Spider Board shall: (A) recommend to all Spider Shareholders that they vote in favour of the Amalgamation and the Spider Resolution and the other transactions contemplated hereby or thereby and that they reject, and not tender their Spider Common Shares to, the Cliffs Spider Bid; and (B) not withdraw, modify, qualify, or publicly propose to or publicly state that it intends to withdraw, modify or qualify, its recommendation as set forth in clause (A) in any manner materially adverse to KWG (a “Change of Spider Recommendation”), it being understood that failing to affirm the approval or recommendation of the Spider Board of the transactions contemplated herein after a Spider Alternative Proposal has been publicly announced shall be considered a Change of Spider Recommendation except as expressly permitted by Section 6.1(a)(iii);

	(iii)	hold the Spider Meeting by no later than July 14, 2010;

	(iv)	provide notice to KWG of the Spider Meeting and allow representatives of KWG to attend the Spider Meeting;

(v)
provide KWG with information on the proxies received and the securityholder votes on the Spider Resolution on a daily basis commencing at least four (4) Business Days before the date of the Spider Meeting to the extent that such information is available to Spider;

	(vi)	conduct the Spider Meeting in accordance with the CBCA, the articles and by-laws of Spider and as otherwise required by applicable Laws; and

	(vii)	take all such actions as may be required under the CBCA in connection with the transactions contemplated by this Agreement.

(b)
Adjournment. Spider shall not adjourn the Spider Meeting (or propose to do so), unless quorum is not present at the Spider Meeting. Spider shall not otherwise adjourn, postpone or cancel the Spider Meeting unless:

	(i)	KWG consents in writing to such adjournment, postponement or cancellation of the Spider Meeting; or

	(ii)	a court or a securities regulatory authority having jurisdiction so orders such adjournment, postponement or cancellation of the Spider Meeting.

(c)
Dissent Rights. Spider shall provide KWG with a copy of any purported exercise of the Dissent Rights and written communications with such Spider Shareholder purportedly exercising such Dissent Rights, and shall not settle or compromise any action brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement, including the Amalgamation, without the prior consent of KWG, which consent shall not be unreasonably withheld or delayed.

(d)
Amendments. In a timely and expeditious manner, Spider shall prepare (in consultation with KWG) and file any amendments or supplements to the Proxy Circular that are mutually agreed upon by the Parties (or are otherwise required by applicable Laws) (which amendments or supplements shall be in a form satisfactory to KWG, acting reasonably) with respect to the Spider Meeting and mail such amendments or supplements in accordance with all applicable Laws, in and to all Spider Shareholders to whom such amendments or supplements are required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof.

(e)
U.S. Securities Law Matters. Spider shall disseminate the Proxy Circular, including any amendments thereto, to U.S. Holders of Spider Common Shares on a comparable basis to that provided to holders of the Spider Common Shares in Canada.

(f)
Copy of Documents. Spider shall furnish promptly to KWG a copy of any filings made under any applicable Laws and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the transactions contemplated by this Agreement.

(g)
Usual Business. Other than in contemplation of or as required to give effect to the transactions contemplated by this Agreement, from the date hereof until the earlier of the Termination Date and the Effective Date, Spider shall conduct its business only, and shall not take any action except, in the ordinary and regular course of business consistent with its past practices.

For the purposes of this Section 4.1(g), any payment outside of the ordinary course of business by Spider of an amount in excess of $150,000, which obligation did not exist at the date of this Agreement, or any obligation or agreement by Spider created after the date of this Agreement providing for payment by Spider of an amount in excess of $150,000 and not disclosed by Spider to KWG as of the date of this Agreement, shall in each case be deemed to not be in the ordinary course consistent with past practices of Spider, and shall require the prior written approval of KWG, which approval shall not be unreasonably withheld or delayed.

(h)
Certain Actions Prohibited. Other than in contemplation of or as required to give effect to the transactions contemplated by this Agreement or as otherwise permitted pursuant to this Agreement, Spider shall not, without the prior written consent of KWG, which consent shall not be unreasonably withheld or delayed, directly or indirectly do or permit to occur, any of the following:

	(i)	issue, sell, grant, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, grant, pledge, lease, dispose of, or encumber or create any Encumbrance on any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of Spider other than the issue of Spider Common Shares pursuant to:

	(A)	the valid exercise of the Spider Convertible Securities issued and outstanding on the date hereof in accordance with their terms as of the date hereof;

	(B)	the Proposed Spider Financing; and

	(C)	the Spider Agreements;

(ii)
other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other Persons), sell, lease, encumber or otherwise dispose of any property or assets or enter into any agreement or commitment in respect of any of the foregoing except where to do so would not have a Material Adverse Effect;

(iii)	amend or propose to amend the articles or by-laws of Spider or any of the terms of the Spider Convertible Securities as they exist at the date of this Agreement;

(iv)
reduce its stated capital, or split, combine or reclassify any of the shares of Spider, or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the Spider Common Shares;

(v)
redeem, purchase or offer to purchase any Spider Common Shares and, other than pursuant to the Spider Stock Option Plan, any options or obligations or rights under existing contracts, agreements and commitments;

(vi)
adopt resolutions or enter into any agreement providing for the amalgamation, merger, consolidation, reorganization, liquidation, dissolution or any other extraordinary transaction in respect of itself, or adopt any plan of liquidation;

(vii)	acquire or agree to acquire any corporation, partnership, business corporation (or other entity or material interest therein) or division of any corporation or other entity, or make any investment;

(viii)
(A) satisfy or settle any claim or dispute, except such as have been included in the interim financial statements of Spider for the three months ended March 31, 2010 and which are, individually or in the aggregate, in an amount in excess of $150,000; (B) relinquish any contractual rights that are, individually or in the aggregate, in an amount in excess of $150,000;

or (c) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments;

(ix)
acquire any material assets, incur any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other individual or entity, or make any loans or advances, authorize, recommend or propose any release or relinquishment of any material contractual right, waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document, enter into or terminate any hedges, swaps or other similar financial instruments or transactions, enter into any agreements with its directors or officers or their respective affiliates, or authorize, propose, permit or agree to any of the above;

(x)
enter into new commitments of a capital expenditure nature or incur any new contingent liabilities other than (A) ordinary course expenditures, (B) expenditures required by applicable Laws, (C) expenditures made in connection with transactions contemplated in this Agreement, and (D) capital expenditures required to prevent the occurrence of a Material Adverse Effect;

(xi)
create any new obligations or liabilities or modify or in any manner amend any existing obligations and liabilities to pay any amount, including loan amounts, to its officers, directors, employees and consultants, other than for salary, bonuses under its existing bonus arrangements and directors’ fees in the ordinary course, in each case in amounts consistent with historic practices and obligations or liabilities or arising in the ordinary and regular course of business;

(xii)
adopt or amend or make any contribution to any bonus, profit sharing, option, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with applicable Laws or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(xiii)	take actions that could reasonably be expected to be prejudicial to KWG’s interest in the business, property or assets of Spider following the closing of the Amalgamation; or

(xiv)	except as required by Canadian GAAP or any applicable Laws, make any changes to the existing accounting practices of Spider or make any material tax election inconsistent with past practice.

(i)
Employment Agreements. Except where the prior intention to do so has been disclosed by Spider, Spider shall not, without the prior written consent of KWG, enter into or modify any employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any officer, director, employee or consultant of Spider.

(j)
Insurance. Spider shall use its commercially reasonable efforts to cause its current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(k)	Certain Actions. Spider shall:

(i)
not take any action, or refrain from taking any action (subject to commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which would reasonably be expected to materially impede the completion of the transactions contemplated hereby or would render, or that could reasonably be expected to render, any representation or warranty made by Spider in this Agreement untrue or inaccurate in any material respect at any time on or before the Effective Date if then made, or which would or could have a Material Adverse Effect on Spider; and

(ii)
promptly notify KWG of (A) any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or state of facts that could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of the business or in the conduct of the business of Spider, (B) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated), (C) any breach by Spider of any covenant or agreement contained in this Agreement, and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of Spider contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect.

(l)
No Compromise. Spider shall not settle or compromise any claim brought by any present, former or purported holder of any securities of Spider in connection with the transactions contemplated by this Agreement on or before the Effective Date without the prior written consent of KWG.

(m)
Contractual Obligations. Without the prior written agreement of KWG, Spider shall not enter into, renew or modify in any respect any material contract, agreement, lease, commitment or arrangement to which Spider is a party or by which it is bound, except insofar as may be necessary to permit or provide for the completion of the Amalgamation or where to do so would not have a Material Adverse Effect.

(n)
Satisfaction of Conditions. Spider shall use all commercially reasonable efforts to satisfy, or cause to be satisfied, all conditions precedent to its obligations to the extent that the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using its commercially reasonable efforts to:

	(i)	obtain the Spider Shareholder Approval in accordance with the provisions of the CBCA and the requirements of any applicable regulatory authority;

(ii)
obtain all other consents, approvals and authorizations as are required to be obtained by Spider under any applicable Laws or from any Governmental Entity or under the rules or policies of the TSXV that would, if not obtained, materially impede the completion of the transactions contemplated by this Agreement or have a Material Adverse Effect on Spider;

(iii)
effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the transactions contemplated by this Agreement and participate and appear in any proceedings of any party hereto before any Governmental Entity;

(iv)
oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to enjoin or delay, or otherwise adversely affecting the ability of the parties hereto to consummate, the transactions contemplated hereby, subject to the Spider Board determining in good faith after receiving advice from outside legal counsel (which may include written opinions or advice) that taking such action would be inconsistent with the fiduciary duties of such directors under applicable Laws, and provided that, immediately upon receipt of such advice, Spider advises KWG in writing that it has received such advice and provides written details thereof to KWG;

	(v)	fulfill all conditions and satisfy all provisions of this Agreement and the Amalgamation required to be fulfilled or satisfied by Spider; and

	(vi)	cooperate with KWG in connection with the performance by it of its obligations hereunder, provided however that the foregoing shall not be construed to obligate Spider to pay or cause to be paid any monies to cause such performance to occur, other than as contemplated in this Agreement.

(o)
Keep Fully Informed. Subject to applicable Laws, Spider shall use commercially reasonable efforts to conduct itself so as to keep KWG fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business.

(p)
Cooperation. Spider shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.

(q)
Representations. Spider shall use its commercially reasonable efforts to conduct its affairs so that all of the representations and warranties of Spider contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.

(r)
Confirmatory Review. Subject to applicable Laws, until the Effective Date, Spider shall continue to make available and cause to be made available to KWG and the agents and advisors thereto all documents, agreements, corporate records and minute books as may be necessary to enable KWG to effect a thorough examination of Spider and the business, properties and financial status thereof, and shall cooperate with KWG in securing access for KWG to any documents, agreements, corporate records or minute books not in the possession or under the control of Spider. Subject to applicable Laws, upon reasonable notice, until the Effective Date, Spider shall afford officers, employees, counsel, accountants and other authorized representatives and advisors of KWG reasonable access, during normal business hours, to the properties, operations, books, contracts and records as well as to the management personnel of Spider and, during such period, Spider shall furnish promptly to KWG all information concerning the business, properties and personnel of Spider as KWG may reasonably request.

(s)
Closing Documents. Spider shall execute and deliver, or cause to be executed and delivered, at the closing of the transactions contemplated hereby such customary agreements, certificates, resolutions, opinions and other closing documents as may be required by KWG, all in form satisfactory to KWG, acting reasonably.

(t)
Consent of Spider Option Holders. Spider shall use its commercially reasonable efforts to obtain, prior to the Effective Date, consent to the exchange of Spider Options for New KWG Options from all Eligible Persons.

(u)
Consents relating to Spider Convertible Securities and Spider Agreements.  Spider shall use its commercially reasonable efforts to obtain, prior to the Effective Date, an agreement, in form and substance satisfactory to KWG, from each of the holders of all outstanding Spider Convertible Securities (other than

Eligible Persons who consent, prior to the Effective Date, to the exchange of Spider Options for New KWG Options), and from each of the holders of all other rights to acquire securities of Spider under the Spider Agreements, that each such holder will accept, upon the valid exercise of any such Spider Convertible Security or other right to acquire securities of Spider which occurs after the completion of the Amalgamation, in lieu of each Spider Common Share which such holder was entitled to acquire, that number of KWG Common Shares equal to the Exchange Ratio or, as applicable, other securities of KWG, in each case subject to the approval of the TSXV and as determined in accordance with the terms and conditions of this Agreement and, as applicable, such Spider Convertible Security or applicable Spider Agreement.

(v)
Notice to Third Parties Regarding Amalgamation.  In accordance with the terms of each agreement pursuant to which Spider is required to provide notice of the Spider Meeting, the Amalgamation or the transactions contemplated hereby, Spider shall provide such notice on or before the earlier of the date required in such agreement and, to the extent it is possible, the Effective Date.

4.2	Covenants of KWG

Subject to Sections 6.3 and 6.4, KWG hereby covenants and agrees with Spider as follows:

(a)
Information for Proxy Circular. In a timely and expeditious manner, KWG shall provide to Spider all information as may be reasonably requested by Spider or as required by applicable Laws with respect to KWG and its businesses and properties for inclusion in the Proxy Circular or in any amendment or supplement to the Proxy Circular that complies in all material respects with all applicable Laws on the date of the mailing thereof and containing all material facts relating to KWG required to be disclosed in the Proxy Circular and not containing any misrepresentation (as defined under applicable securities Laws) with respect thereto. KWG shall fully cooperate with Spider in the preparation of the Proxy Circular and shall provide such assistance as Spider may reasonably request in connection therewith.

(b)
Amendments. In a timely and expeditious manner, KWG shall provide Spider with information as requested by Spider, acting reasonably, in order to prepare any amendments or supplements to the Proxy Circular (which amendments or supplements shall be in a form satisfactory to KWG, acting reasonably) with respect to the Spider Meeting.

(c)
Copy of Documents. KWG shall furnish promptly to Spider a copy of any filing under any applicable Laws and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the transactions contemplated by this Agreement.

(d)
Certain Actions Prohibited. Other than in contemplation of or as required to give effect to the transactions contemplated by this Agreement or as otherwise permitted pursuant to this Agreement, KWG shall not, without the prior written consent of Spider, which consent shall not be unreasonably withheld or delayed, directly or indirectly do or permit to occur, or cause any of the KWG Subsidiaries to do any of the following:

(i)
issue, sell, grant, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, grant, pledge, lease, dispose of, or encumber or create any Encumbrance on any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of KWG other than:

		(A)	the issue of KWG Common Shares pursuant to the valid exercise of the KWG Options and KWG Warrants issued and outstanding on the date hereof in accordance with their terms as of the date hereof; or

		(B)	pursuant to the Permitted KWG Flow-Through Conversion;

(ii)
other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other Persons) or pursuant to the Spinoff, sell, lease, encumber or otherwise dispose of any property or assets or enter into any agreement or commitment in respect of any of the foregoing except where to do so would not have a Material Adverse Effect;

(iii)
reduce its stated capital, or split, combine or reclassify any of the shares of KWG or, other than in connection with the Spinoff, declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the KWG Common Shares;

(iv)
redeem, purchase or offer to purchase, or permit any of the KWG Subsidiaries to redeem, purchase or offer to purchase, any KWG Common Shares and, other than pursuant to the KWG Stock Option Plan, any options or obligations or rights under existing contracts, agreements and commitments;

(v)
adopt resolutions or enter into any agreement providing for the amalgamation, merger, consolidation, reorganization, liquidation, dissolution or any other extraordinary transaction in respect of itself, or adopt any plan of liquidation;

	(vi)	acquire or agree to acquire any corporation, partnership, business corporation (or other entity or material interest therein) or division of any corporation or other entity, or make any investment;

(vii)
(A) satisfy or settle any claim or dispute, except such as have been included in the interim consolidated financial statements of KWG for the three months ended March 31, 2010 and which are, individually or in the aggregate, in an amount in excess of $150,000; (B) relinquish any contractual rights that are, individually or in the aggregate, in an amount in excess of $150,000; or (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments;

(viii)	amend or propose to amend the articles or by-laws of KWG or any of the KWG Subsidiaries as they exist at the date of this Agreement;

(ix)
acquire any material assets, incur any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other individual or entity, or make any loans or advances, authorize, recommend or propose any release or relinquishment of any material contractual right, waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document, enter into or terminate any hedges, swaps or other similar financial instruments or transactions, enter into any agreements with its directors or officers or their respective affiliates, or authorize, propose, permit or agree to any of the above;

(x)
enter into new commitments of a capital expenditure nature or incur any new contingent liabilities other than (A) ordinary course expenditures, (B) expenditures required by applicable Laws, (C) expenditures made in connection with transactions contemplated in this Agreement, and (D) capital expenditures required to prevent the occurrence of a Material Adverse Effect;

(xi)
create any new obligations or liabilities or modify or in any manner amend any existing obligations and liabilities to pay any amount, including loan amounts, to its or their officers, directors, employees and consultants, other than for salary, bonuses under its or their existing bonus arrangements and directors’ fees in the ordinary course, in each case in amounts consistent with historic practices and obligations or liabilities or arising in the ordinary and regular course of business;

(xii)
adopt or amend or make any contribution to any bonus, profit sharing, option, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with applicable Laws or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(xiii)
take actions that could reasonably be expected to be prejudicial to the interests of Spider Shareholders in the business, property or assets of KWG and the KWG Subsidiaries following the closing of the Amalgamation; or

	(xiv)	except as required by Canadian GAAP or any applicable Laws, make any changes to the existing accounting practices of KWG or make any material tax election inconsistent with past practice.

(e)
Employment Agreements. Except where the prior intention to do so has been disclosed by KWG, KWG shall not, without the prior written consent of Spider, enter into or modify any employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any officer, director, employee or consultant of KWG.

(f)
Insurance. KWG shall use its commercially reasonable efforts to cause its current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(g)	Certain Actions. KWG shall:

(i)
not take any action, or refrain from taking any action (subject to commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or that would reasonably be expected to materially impede the completion of the transactions contemplated hereby or would render, or that could reasonably be expected to render, any representation or warranty made by KWG in this Agreement untrue or inaccurate in any material respect at any time on or before the Effective Date if then made or that would or could have a Material Adverse Effect on KWG;

(ii)
promptly notify Spider of (A) any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or state of facts that could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of the business or in the conduct of the business of KWG, (B) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated), (C) any breach by KWG of any covenant or agreement contained in this Agreement, and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of KWG contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect;

(iii)
subject to the terms of this Agreement, KWG shall not withdraw, modify, qualify or change in a manner materially adverse to Spider, or publicly propose to withdraw, modify, qualify or change in a manner materially adverse to Spider the approval, recommendation or declaration of advisability of the KWG Board with respect to the Amalgamation (a “Change of KWG Recommendation”); and

	(iv)	comply with the requirements of Rule 802(a)(2) and (3) under the 1933 Act in respect of the Amalgamation and the issuance of the KWG Common Shares pursuant thereto.

(h)
No Compromise. KWG shall not settle or compromise any claim brought by any present, former or purported holder of any securities of KWG in connection with the transactions contemplated by this Agreement on or before the Effective Date without the prior written consent of Spider.

(i)
Contractual Obligations. Without the prior written agreement of Spider, KWG shall not enter into, renew or modify in any respect any material contract, agreement, lease, commitment or arrangement to which KWG is a party or by which it is bound, except insofar as may be necessary to permit or provide for the completion of the Amalgamation or where to do so would not have a Material Adverse Effect.

(j)
Satisfaction of Conditions. KWG shall use all commercially reasonable efforts to satisfy, or cause to be satisfied, all of the conditions precedent to its obligations to the extent the same is within its control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using its commercially reasonable efforts to:

(i)
obtain all consents, approvals and authorizations as are required to be obtained by KWG or any of the KWG Subsidiaries under any applicable Laws or from any Governmental Entity or under the rules or policies of the TSXV that would, if not obtained, materially impede the completion of the transactions contemplated by this Agreement or have a Material Adverse Effect on KWG;

(ii)
effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the transactions contemplated by this Agreement and participate, and appear in any proceedings of, any party hereto before any Governmental Entity;

(iii)
oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to enjoin or delay, or otherwise adversely affecting the ability of the parties hereto to consummate, the transactions contemplated hereby, subject to the KWG Board determining in good faith after receiving advice from outside legal counsel (which may include written opinions or advice) that taking such action would be inconsistent with the fiduciary duties of such directors under applicable Laws, and provided that, immediately upon receipt of such advice, KWG advises Spider in writing that it has received such advice and provides written details thereof to Spider;

	(iv)	fulfill all conditions and satisfy all provisions of this Agreement and the Amalgamation required to be fulfilled or satisfied by it, and

(v)
cooperate with Spider in connection with the performance by Spider of its obligations hereunder, provided however that the foregoing shall not be construed to obligate KWG to pay or cause to be paid any monies to cause such performance to occur, other than as contemplated in this Agreement.

(k)
Cooperation. KWG shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.

(l)
Representations. KWG shall use its commercially reasonable efforts to conduct its affairs and to cause the KWG Subsidiaries to conduct their affairs so that all of the representations and warranties of KWG contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.

(m)
Confirmatory Review. Subject to applicable Laws, until the Effective Date, KWG shall continue to make available and cause to be made available to Spider and the agents and advisors thereto all documents, agreements, corporate records and minute books as may be necessary to enable Spider to effect a thorough examination of KWG and the KWG Subsidiaries and the business, properties and financial status thereof, and shall cooperate with Spider in securing access for Spider to any documents, agreements, corporate records or minute books not in the possession or under the control of KWG. Subject to applicable Laws, upon reasonable notice, until the Effective Date, KWG shall, and shall cause the KWG Subsidiaries to, afford officers, employees, counsel, accountants and other authorized representatives and advisors of Spider reasonable access, during normal business hours to the properties, books, contracts and records as well as to the management personnel of KWG and the KWG Subsidiaries, and, during such period, KWG shall, and shall cause the KWG Subsidiaries to, furnish promptly to Spider all information concerning the business, properties and personnel of KWG and the KWG Subsidiaries as Spider may reasonably request.

(n)
Closing Documents. KWG shall execute and deliver, or cause to be executed and delivered, at the closing of the transactions contemplated hereby such customary agreements, certificates, opinions, resolutions and other closing documents as may be required by Spider, all in form satisfactory to Spider, acting reasonably.

(o)
Usual Business. Other than in contemplation of or as required to give effect to the transactions contemplated by this Agreement (including the Spinoff), from the date hereof until the earlier of the date of the Termination Date and the Effective Date, KWG shall and shall cause the KWG Subsidiaries to conduct its business only, and shall not take any action except in the ordinary and regular course of business consistent with its past practices.

For the purposes of this Section 4.2(o), any payment outside of the ordinary course of business by KWG of an amount in excess of $150,000, which obligation did not exist at the date of this Agreement, or any obligation or agreement by KWG created after the date of this Agreement providing for payment by KWG of an amount in excess of $150,000 and not disclosed by KWG to Spider as of the date of this Agreement, shall in each case be deemed to not be in the ordinary course consistent with past practices of KWG, and shall require the prior written approval of Spider, which approval shall not be unreasonably withheld or delayed.

(p)
Keep Fully Informed. Subject to applicable Laws, KWG shall use commercially reasonable efforts to conduct itself so as to keep Spider fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business.

(q)	Newco. In its capacity as the sole shareholder of Newco, KWG shall:

(i)
take all such action as is necessary or desirable to cause Newco to satisfy its obligations hereunder, including without limitation, passing a resolution, on or prior to the Effective Date in form and substance satisfactory to each of KWG and Spider, acting reasonably, duly approving the Amalgamation; and

(ii)
prior to the Effective Date, not cause or permit Newco to issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities except for the issuance of a nominal number of Newco Shares to KWG, or carry on any business, enter into any transaction or effect any corporate act whatsoever, other than as contemplated herein or as reasonably necessary to carry out the Amalgamation, unless previously consented to in writing by Spider; and

	(iii)	after the Effective Date, cause Amalco to satisfy any obligations which Amalco may have to a Spider Shareholder who exercises Dissent Rights.

(r)
Shares. KWG will issue, at the Effective Time, KWG Common Shares, in accordance with the terms hereof, to those Spider Shareholders who are entitled to receive KWG Common Shares pursuant to the Amalgamation.

4.3	Mutual Covenants of KWG and Spider

As soon as practicable, KWG and Spider each shall file merger notification forms required by the merger notification or control Laws of any applicable jurisdiction, which KWG and Spider reasonably determine to be necessary. KWG and Spider each shall promptly: (a) supply the other with any information which may be required in order to effectuate such filings; (b) supply any additional information which reasonably may be required by the competition or merger control authorities of any other jurisdiction; and (c) take all commercially reasonable action to obtain any required approval from such competition or merger control authorities.

Each of the Parties agrees that, following the conclusion of the Spider Meeting at which the Spider Resolution is passed, it shall complete the Amalgamation prior to the close of business on the Completion Deadline.

4.4	Spider Options

KWG shall take all corporate action necessary to reserve for issuance a sufficient number of KWG Common Shares for delivery upon the exercise of the New KWG Options granted in accordance with Section 2.5(a).

4.5	Spider Convertible Securities

KWG shall take all corporate action necessary to reserve for issuance a sufficient number of KWG Common Shares for delivery upon the exercise of the Spider Options (which have not been exchanged for New KWG Options and which have not expired), Spider Warrants, Spider Unit Compensation Options and Spider Unit Warrants (underlying such Spider Unit Compensation Options) outstanding immediately following completion of the Amalgamation.

ARTICLE 5
CONDITIONS

5.1	Mutual Conditions in Favour of KWG and Spider

The respective obligations of Spider and KWG to complete the transactions contemplated herein are subject to the fulfillment of the following conditions at or before the Effective Time or such other time as is specified below:

	(a)	the Spider Shareholder Approval shall have been obtained at the Spider Meeting in accordance with the provisions of the CBCA and the requirements of any applicable regulatory authority;

(b)
there shall not be in force any Law, ruling, order or decree, and there shall not have been any action taken under any Law or by any Governmental Entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Amalgamation in accordance with the terms hereof or results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Amalgamation that has, or could reasonably be expected to have, a Material Adverse Effect on Spider or KWG;

(c)
(A) the KWG Common Shares shall be listed and posted for trading on the TSXV; (B) the TSXV shall have conditionally approved the listing thereon, subject to official notice of issuance, of the KWG Common Shares to be issued pursuant to the Amalgamation or as otherwise contemplated herein (including the KWG Common Shares which are issuable upon the exercise of the New KWG Options and the Spider Options (which have not been exchanged for New KWG Options and which have not expired), Spider Warrants, Spider Unit Compensation Options and Spider Unit Warrants (underlying such Spider Unit Compensation Options) outstanding immediately following completion of the Amalgamation) as of the Effective Date, or as soon as possible thereafter, and (C) the TSXV shall have, if required, accepted notice for filing of all transactions of each of KWG and Spider contemplated herein or necessary to complete the Amalgamation, subject only to compliance with the usual requirements of the TSXV, as applicable;

(d)
(A) all consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any Governmental Entity, in connection with, or required to permit, the completion of the Amalgamation including, without limitation, the laws of any jurisdiction which KWG and Spider reasonably determine to be applicable, and (B) all third person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements, the failure of which to obtain or the non-expiry of which would, or could reasonably be expected to have, a Material Adverse Effect on Spider or KWG or materially impede the completion of the Amalgamation, shall have been obtained or received on terms that are reasonably satisfactory to each Party;

(e)	the KWG Common Shares to be issued pursuant to the Amalgamation shall be exempt from registration requirements under Rule 802 under the 1933 Act;

(f)	the Spinoff shall have been completed;

(g)	this Agreement shall not have been terminated pursuant to Section 7.3; and

(h)	the Amalgamation shall have been completed on or before the Completion Deadline.

The foregoing conditions are for the mutual benefit of the Parties and may be waived by mutual consent of KWG and Spider in writing at any time. If any of such conditions shall not be complied with or waived as aforesaid on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to Sections 5.4, 7.3, 7.4 and 7.5, as applicable, any Party may terminate this Agreement by written notice to the other parties hereto in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by such rescinding Party.

5.2	Spider Conditions

The obligation of Spider to complete the transactions contemplated herein is subject to the fulfillment of the following additional conditions at or before the Effective Time or such other time as is specified below:

(a)
the representations and warranties made by KWG in this Agreement that are qualified by the expression “Material Adverse Change” or “Material Adverse Effect” shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by KWG in this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), in either case, except where any failures or breaches of representations and warranties would not either individually or in the aggregate, in the reasonable judgment of Spider, have a Material Adverse Effect on KWG, and KWG shall have provided to Spider a certificate of two officers thereof certifying such accuracy or lack of Material Adverse Effect on the Effective Date. No representation or warranty made by KWG hereunder shall be deemed not to be true and correct if the facts or circumstances which make such representation or warranty untrue or incorrect are disclosed or referred to, or provided for, or stated to be exceptions under this Agreement;

	(b)	from the date of this Agreement to the Effective Date, there shall not have occurred a Material Adverse Change in respect of KWG;

(c)
KWG shall have complied in all material respects with its covenants herein and KWG shall have provided to Spider a certificate of two officers thereof, certifying that, as of the Effective Date, it has so complied with their covenants herein;

	(d)	the KWG Board shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by KWG and Newco to permit the consummation of the Amalgamation;

	(e)	the KWG Board shall not have effected a Change of KWG Recommendation; and

	(f)	a Flip-in Event for purposes of the KWG Shareholder Rights Plan shall not have occurred.

The foregoing conditions are for the benefit of Spider and may be waived, in whole or in part, by Spider in writing at any time. If any of such conditions shall not be complied with or waived by

Spider on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to Sections 5.4, 7.3 and 7.5, Spider may terminate this Agreement by written notice to KWG in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by Spider.

5.3	KWG Conditions

The obligation of KWG to complete the transactions contemplated herein is subject to the fulfillment of the following additional conditions at or before the Effective Time or such other time as is specified below:

(a)
the representations and warranties made by Spider in this Agreement that are qualified by the expression “Material Adverse Change” or “Material Adverse Effect” shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by Spider in this Agreement that are not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), in either case, except where any failures or breaches of representations and warranties would not either, individually or in the aggregate, in the reasonable judgment of KWG, have a Material Adverse Effect on Spider, and Spider shall have provided to KWG a certificate of two officers thereof certifying such accuracy or lack of Material Adverse Effect on the Effective Date. No representation or warranty made by Spider hereunder shall be deemed not to be true and correct if the facts or circumstances that make such representation or warranty untrue or incorrect are disclosed or referred to, or provided for, or stated to be exceptions under this Agreement;

	(b)	from the date of this Agreement to the Effective Date, there shall not have occurred a Material Adverse Change in respect of Spider;

(c)
Spider shall have complied in all material respects with its covenants herein and Spider shall have provided to KWG a certificate of two officers thereof certifying that, as of the Effective Date, Spider has so complied with its covenants herein;

(d)
provided that KWG shall have materially fulfilled its obligations under Section 4.2(a), Spider shall have caused the Proxy Circular and all related material to be mailed to the Spider Shareholders no later than June 21, 2010 or such other date as the Parties may agree, acting reasonably;

(e)
Spider Shareholders holding no more than 10% of the outstanding Spider Common Shares shall have exercised their Dissent Rights (and not withdrawn such exercise) and KWG shall have received a certificate dated the day immediately preceding the Effective Date of two officers of Spider to such effect;

	(f)	the Spider Board shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Spider to permit the consummation of the Amalgamation;

	(g)	the Spider Board shall not have effected a Change of Spider Recommendation;

(h)
the Spider Board shall have received an opinion from its financial advisors that the Amalgamation is fair, from a financial point of view, to the Spider Shareholders and all of the directors of Spider who shall have attended the meeting at which the Amalgamation was considered shall have:

(i) determined that the Amalgamation is fair to the Spider Shareholders and the Amalgamation is in the best interests of Spider; and

(ii) recommended that the Spider Shareholders vote in favour of the Amalgamation;

	(i)	a Flip-in Event for purposes of the Spider Shareholder Rights Plan shall not have occurred; and

(j)
Spider shall have delivered to KWG all of the agreements contemplated in Section 4.1(u) and no securities of Amalco shall be issuable pursuant to any exercise, occurring after the completion of the Amalgamation, of a Spider Convertible Security or other right to acquire securities under any of the Spider Agreements.

The foregoing conditions are for the benefit of KWG and may be waived, in whole or in part, by KWG in writing at any time. If any of such conditions shall not be complied with or waived by KWG on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to Sections 5.4, 7.3 and 7.4, KWG may terminate this Agreement by written notice to Spider in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by KWG.

5.4	Notice and Cure Provisions

Each Party hereto shall give prompt notice to the other Party of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, would be likely to or could:

	(a)	cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any respect on the date hereof or on the Effective Date;

	(b)	result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by such Party on or before the Effective Date; or

	(c)	result in the failure to satisfy any of the conditions precedent in favour of the other Parties contained in Section 5.1, 5.2 or 5.3, as the case may be.

Subject as herein provided, a Party may (a) elect not to complete the transactions contemplated hereby by virtue of any of the conditions for its benefit contained in Section 5.1, 5.2 or 5.3 not being satisfied or waived or (b) exercise any termination right arising therefrom; provided, however, that (i) promptly and in any event prior to the earlier of the Effective Date and the Completion Deadline, the Party hereto intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail the breaches of covenants or untruthfulness or inaccuracy of representations and warranties or other matters that the Party delivering such notice is asserting as the basis for the exercise of the termination right, as the case may be, (ii) if any such notice is delivered, the Party that has delivered such notice may not terminate this Agreement until the lesser of ten (10) days from the date of delivery of such notice and the number of days remaining before the earlier of the Effective Date and the Completion Deadline, and (iii) if the other Party proceeds diligently, at its own expense, to cure such matter (if such matter is susceptible to being cured) and, in fact, cures such matter within such period, the Party that has delivered such notice may not terminate this Agreement.

5.5	Merger of Conditions

If no notice has been sent by either Party pursuant to Section 5.4 on or before the Effective Date, the conditions set out in Section 5.1, 5.2 or 5.3 shall be conclusively deemed to have been satisfied, fulfilled or waived as of the Effective Time.

ARTICLE 6
NON-SOLICITATION AND STANDSTILL

6.1	Spider Covenant Regarding Non-Solicitation

	(a)	Spider shall not, directly or indirectly, through any officer, director, employee, representative, advisor or agent of Spider, or otherwise:

(i)
make, solicit, initiate, facilitate, entertain, encourage, engage in, respond to or promote (including by way of furnishing information, permitting any visit to facilities or properties of Spider or entering into any form of agreement, arrangement or understanding) any inquiries, submissions, proposals or offers regarding, constituting or that may reasonably be expected to lead to a Spider Alternative Proposal or potential Spider Alternative Proposal;

(ii)
encourage or participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any Person any information or otherwise co-operate with, respond to, assist or participate in, any Spider Alternative Proposal or potential Spider Alternative Proposal;

(iii)
agree to, accept, approve or recommend, or propose publicly to agree to, accept, approve or recommend any Spider Alternative Proposal or potential Spider Alternative Proposal (it being understood that publicly taking no position or a neutral position with respect to a Spider Alternative Proposal until fifteen (15) days following formal commencement of such

Spider Alternative Proposal shall not be considered a violation of this Section 6.1(a)(iii)); or

	(iv)	accept, enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement related to any Spider Alternative Proposal or potential Spider Alternative Proposal;

provided, however, that, notwithstanding the preceding part of this Section 6.1(a), but subject to the following provisions of this Section 6.1, the Spider Board, and on the direction of any of the directors of Spider, any officer, employee, representative, agent or advisor of Spider, may, prior to the approval of the Amalgamation by Spider Shareholders, consider, participate in discussions or negotiate or provide information to any other Person who has delivered or issued an unsolicited Spider Alternative Proposal that the Spider Board determines in good faith, after consultation with its outside legal counsel and financial advisors, would, if consummated in accordance with its terms, constitute a Spider Superior Proposal, and the Spider Board may make a Change of Spider Recommendation in respect of such Spider Superior Proposal, or accept, approve or recommend to the Spider Shareholders or enter into an agreement in respect of such Spider Superior Proposal in accordance with the provisions of the following subsections of this Section 6.1, but in each case only if the Spider Superior Proposal did not result from a breach of this Agreement by Spider and the Spider Board determines in good faith after receiving advice from outside legal counsel (which may include written opinions or advice) that failure to take such action would be inconsistent with the fiduciary duties of such directors under applicable Laws, and provided further that, immediately upon receipt of such advice, Spider advises KWG in writing that it has received such advice and provides written details thereof to KWG.

(b)
Spider shall, and shall cause the officers, directors, employees, consultants, representatives and agents of Spider to, immediately terminate and cease any discussions or negotiations with any parties (other than KWG) with respect to any proposal that constitutes, or may reasonably be expected to constitute, a Spider Alternative Proposal. Spider agrees not to release any third party from any confidentiality agreement relating to a potential Spider Alternative Proposal to which such third party is a party. Spider further agrees not to release any third party from any standstill agreement or provision to which such third party is a party. Spider shall immediately request the return or destruction of all information provided to any third party that has entered into a confidentiality agreement with Spider relating to a potential Spider Alternative Proposal to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honoured.

(c)
Promptly and, in any event, within 24 hours of the receipt by any director or officer of Spider of any Spider Alternative Proposal, or any amendment to the foregoing, or any request for non-public information relating to Spider in connection with any potential Spider Alternative Proposal or for access to the properties, books or records of Spider by any Person that informs Spider that it is considering making, or has made, a Spider Alternative Proposal, Spider shall notify KWG thereof, at first orally and then, as soon as possible thereafter, in writing. Such written notice shall include the identity of the Person(s) making such proposal and all material terms and conditions of the Spider Alternative Proposal and provide such other details of the Spider Alternative Proposal, inquiry or contact as KWG may reasonably request.

(d)
If Spider receives a request for material non-public information from a Person who is considering making or has made a written Spider Alternative Proposal (the existence and content of which have been disclosed to KWG), and the Spider Board determines that such proposal could, if consummated in accordance with its terms, reasonably be expected to result in a Spider Superior Proposal or does constitute a Spider Superior Proposal and Spider is permitted, subject to and as contemplated under this Section 6.1(d) then, and only in such case, the Spider Board may, subject to the execution of a confidentiality agreement on terms and conditions that are not more favourable to such Person making or considering making the Spider Alternative Proposal than those set forth in the Confidentiality Agreement and which includes a standstill provision that restricts such Person from acquiring, or publicly announcing an intention to acquire, any securities or assets of Spider (other than pursuant to a Spider Superior Proposal) for a period of not less than two (2) years from the date of such agreement, provide such Person with access to information regarding Spider; provided, however, that Spider sends a copy of any such confidentiality agreement to KWG immediately upon the execution thereof and KWG is provided with a list of or a copy of the information, if any, provided to such Person that was not previously provided to KWG and KWG is immediately provided with access to similar information.

(e)
Spider shall ensure that its officers, directors, consultants and employees and any financial advisors or other advisors or representatives retained by Spider are aware of the provisions of this Section 6.1, and Spider shall be responsible for any breach of this Section 6.1 by its financial advisors or other advisors or representatives.

(f)
For greater certainty, Spider may respond to an unsolicited Spider Alternative Proposal, but may not consider an unsolicited Spider Alternative Proposal or participate in discussions or negotiate or provide information to any other Person who has delivered or issued an unsolicited Spider Alternative Proposal, other than in accordance with this Section 6.1.

6.2	Notice of Spider Superior Proposal Determination

(a)
Spider and the Spider Board shall not accept, approve, recommend or enter into any agreement in respect of a Spider Alternative Proposal (other than a confidentiality agreement and a standstill agreement contemplated by Section 6.1(d)) on the basis that it would constitute a Spider Superior Proposal, unless:

	(i)	Spider has complied with its obligations under Section 6.1 and the other provisions of this Article 6;

(ii)
such Spider Superior Proposal does not provide for the payment of any break, termination or other fees or expenses to the other party in the event that Spider completes the Amalgamation or any similar other transaction with KWG or any of its affiliates agreed prior to any termination of this Agreement;

(iii)
it has provided KWG with the information about such Spider Alternative Proposal as required under Section 6.1(c) that the Spider Board has determined would be a Spider Superior Proposal pursuant to Section 6.1(a); and

(iv)
five (5) Business Days shall have elapsed from the later of the date KWG received notice of the determination of the Spider Board to accept, approve, recommend or enter into an agreement in respect of such Spider Superior Proposal and the date KWG received the documents pursuant to Section 6.1(c).

(b)
During the five (5) Business Days referred to in Section 6.2(a)(iv), KWG shall have the opportunity, but not the obligation, to offer in writing to amend the terms of this Agreement and the Amalgamation. The Spider Board shall review any offer by KWG to amend the terms of this Agreement and the Amalgamation in order to determine in good faith, as of the later of the dates referred to in Section 6.2(a)(iv), whether the offer of KWG upon acceptance by Spider would result in the Spider Alternative Proposal not being a Spider Superior Proposal. If the Spider Board so determines, Spider shall enter into an amended agreement with KWG reflecting the amended proposal of KWG and will promptly reaffirm its recommendation of the Amalgamation as amended.

(c)
Spider acknowledges and agrees that each successive modification of any Spider Alternative Proposal shall constitute a new Spider Alternative Proposal for purposes of the requirement under Section 6.2(a)(iv) and shall initiate an additional five (5) Business Day period.

(d)
If the Proxy Circular has been sent to Spider Shareholders prior to the expiry of the five (5) Business Day period set forth in Section 6.2(a)(iv) and, during such period, KWG requests in writing that the Spider Meeting proceed, Spider shall continue to take all reasonable steps necessary to hold the Spider Meeting and to cause the Amalgamation to be voted on at the Spider Meeting.

(e)
Where at any time before a Spider Meeting, Spider has provided KWG with a notice under Section 6.1(c), a Spider Alternative Proposal has been publicly disclosed or announced, and the five (5) Business Day period under Section 6.2(a)(iv) has not elapsed, then, subject to applicable Laws, at KWG’s request, Spider will postpone or adjourn such Spider Meeting at such Spider Meeting (but not beforehand without KWG’s consent) to a date acceptable to KWG, acting reasonably, which shall not be less than five (5) and not more than ten (10) Business Days after the latest scheduled date of such Spider Meeting and shall, in the event that KWG and Spider amend the terms of this Agreement pursuant to Section 6.2(b), use its commercially reasonable efforts to ensure that the details of such amended Agreement are communicated to the Spider Shareholders prior to the resumption of such adjourned Spider Meeting.

6.3	KWG Covenant Regarding Non-Solicitation

	(a)	KWG shall not, directly or indirectly, through any officer, director, employee, representative, advisor or agent of KWG or any of the KWG Subsidiaries, or otherwise:

(i)
make, solicit, initiate, facilitate, entertain, encourage, engage in, respond to or promote (including by way of furnishing information, permitting any visit to facilities or properties of KWG or any KWG Subsidiary or entering into any form of agreement, arrangement or understanding) any inquiries, submissions, proposals or offers regarding, constituting or that may reasonably be expected to lead to a KWG Alternative Proposal or potential KWG Alternative Proposal;

(ii)
encourage or participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any Person any information or otherwise co-operate with, respond to, assist or participate in, any KWG Alternative Proposal or potential KWG Alternative Proposal;

(iii)
agree to, accept, approve or recommend, or propose publicly to agree to, accept, approve or recommend any KWG Alternative Proposal or potential KWG Alternative Proposal (it being understood that publicly taking no position or a neutral position with respect to a KWG Alternative Proposal until fifteen (15) days following formal commencement of such KWG Alternative Proposal shall not be considered a violation of this Section 6.3(a)(iii)); or

		(iv)	accept, enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement related to any KWG Alternative Proposal or potential KWG Alternative Proposal;

provided, however, that, notwithstanding the preceding part of this Section 6.3(a), but subject to the following provisions of this Section 6.3, the KWG Board, and on the direction of any of the directors of KWG, any officer, employee, representative, agent or advisor of KWG, may, prior to the approval of the Amalgamation by Spider Shareholders, consider, participate in discussions or negotiate or provide information to any other Person who has delivered or issued an unsolicited KWG Alternative Proposal that the KWG Board determines in good faith, after consultation with its outside legal counsel and financial advisors, would, if consummated in accordance with its terms, constitute a KWG Superior Proposal, and the KWG Board may make a Change of KWG Recommendation in respect of such KWG Superior Proposal, or accept, approve or recommend to the KWG Shareholders or enter into an agreement in respect of such KWG Superior Proposal in accordance with the provisions of the following subsections of this Section 6.3, but in each case only if the KWG Superior Proposal did not result from a breach of this Agreement by KWG and the KWG Board determines in good faith after receiving advice from outside legal counsel (which may include written opinions or advice) that failure to take such action would be inconsistent with the fiduciary duties of such directors under applicable Laws, and provided further that, immediately upon receipt of such advice, KWG advises Spider in writing that it has received such advice and provides written details thereof to Spider.

(b)
KWG shall, and shall cause the officers, directors, employees, consultants, representatives and agents of KWG and the KWG Subsidiaries to, immediately terminate and cease any discussions or negotiations with any parties (other than Spider) with respect to any proposal that constitutes, or may reasonably be expected to constitute, a KWG Alternative Proposal. KWG agrees not to release any third party from any confidentiality agreement relating to a potential KWG Alternative Proposal to which such third party is a party. KWG further agrees not to release any third party from any standstill agreement or provision to which such third party is a party. KWG shall immediately request the return or destruction of all information provided to any third party that has entered into a confidentiality agreement with KWG relating to a potential KWG Alternative Proposal to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honoured.

(c)
Promptly and, in any event, within 24 hours of the receipt by any director or officer of KWG of any KWG Alternative Proposal, or any amendment to the foregoing, or any request for non-public information relating to KWG or any of the KWG Subsidiaries in connection with any potential KWG Alternative Proposal or for access to the properties, books or records of KWG or any of the KWG Subsidiaries by any Person that informs KWG or any of the KWG Subsidiaries that it is considering making, or has made, a KWG Alternative Proposal, KWG shall notify Spider thereof, at first orally and then, as soon as possible thereafter, in writing. Such written notice shall include the identity of the Person(s) making such proposal and all material terms and conditions of the KWG Alternative Proposal and provide such other details of the KWG Alternative Proposal, inquiry or contact as Spider may reasonably request.

(d)
If KWG receives a request for material non-public information from a Person who is considering making or has made a written KWG Alternative Proposal (the existence and content of which have been disclosed to Spider), and the KWG Board determines that such proposal could, if consummated in accordance with its terms, reasonably be expected to result in a KWG Superior Proposal or does constitute a KWG Superior Proposal and KWG is permitted, subject to and as contemplated under this Section 6.3(d) then, and only in such case, the KWG Board may, subject to the execution of a confidentiality agreement on terms and conditions that are not more favourable to such Person making or considering making the Spider Alternative Proposal than those set forth in the Confidentiality Agreement and which includes a standstill provision that restricts such Person from acquiring, or publicly announcing an intention to acquire, any securities or assets of KWG (other than pursuant to a KWG Superior Proposal) for a period of not less than two (2) years from the date of such agreement, provide such Person with access to information regarding KWG; provided, however, that KWG sends a copy of any such confidentiality agreement to Spider immediately upon the execution thereof and Spider is provided with a list of or a copy of the information, if any, provided to such Person that was not previously provided to Spider and Spider is immediately provided with access to similar information.

(e)
KWG shall ensure that its officers, directors, consultants and employees and any financial advisors or other advisors or representatives retained by KWG are aware of the provisions of this Section 6.3, and KWG shall be responsible for any breach of this Section 6.3 by its financial advisors or other advisors or representatives.

(f)
For greater certainty, KWG may respond to an unsolicited KWG Alternative Proposal, but may not consider an unsolicited KWG Alternative Proposal or participate in discussions or negotiate or provide information to any other Person who has delivered or issued an unsolicited KWG Alternative Proposal, other than in accordance with this Section 6.3.

6.4	Notice of KWG Superior Proposal Determination

(a)
KWG and the KWG Board shall not accept, approve, recommend or enter into any agreement in respect of a KWG Alternative Proposal (other than a confidentiality agreement and a standstill agreement contemplated by Section 6.3(d)) on the basis that it would constitute a KWG Superior Proposal, unless:

		(i)	KWG has complied with its obligations under Section 6.3 and the other provisions of this Article 6;

(ii)
such KWG Superior Proposal does not provide for the payment of any break, termination or other fees or expenses to the other party in the event that KWG completes the Amalgamation or any similar other transaction with Spider or any of its affiliates agreed prior to any termination of this Agreement;

(iii)
it has provided Spider with the information about such KWG Alternative Proposal as required under Section 6.3© that the KWG Board has determined would be a KWG Superior Proposal pursuant to Section 6.3(a); and

(iv)
five (5) Business Days shall have elapsed from the later of the date Spider received notice of the determination of the KWG Board to accept, approve, recommend or enter into an agreement in respect of such KWG Superior Proposal and the date Spider received the documents pursuant to Section 6.3(c).

(b)
During the five (5) Business Days referred to in Section 6.4(a)(iv), Spider shall have the opportunity, but not the obligation, to offer in writing to amend the terms of this Agreement and the Amalgamation. The KWG Board shall review any offer by Spider to amend the terms of this Agreement and the Amalgamation in order to determine in good faith, as of the later of the dates referred to in Section 6.4(a)(iv), whether the offer of Spider upon acceptance by KWG would result in the KWG Alternative Proposal not being a KWG Superior Proposal. If the KWG Board so determines, KWG shall enter into an amended agreement with Spider reflecting the amended proposal of Spider and will promptly reaffirm its recommendation of the Amalgamation as amended.

(c)
KWG acknowledges and agrees that each successive modification of any KWG Alternative Proposal shall constitute a new KWG Alternative Proposal for purposes of the requirement under Section 6.4(a)(iv) and shall initiate an additional five (5) Business Day period.

6.5	Cliffs Bids Not Superior

Notwithstanding any other provision of this Agreement:

	(a)	Spider acknowledges and agrees that the Cliffs Spider Bid shall not constitute a Spider Superior Proposal; and

	(b)	KWG acknowledges and agrees that a Cliffs KWG Bid shall not constitute a KWG Superior Proposal.

6.6	Standstill

Each Party covenants and agrees that it shall not, and it shall use its commercially reasonable efforts to cause its directors, officers, employees and their respective affiliates (including any Person, directly or indirectly, through one or more intermediaries, controlled by or under common control with it or acting jointly or in concert with it or such Person) not to, directly or indirectly, without the prior written consent of the other Party:

	(a)	commence a take-over bid (as defined in the Securities Act (Ontario)) for any securities of the other Party;

(b)
solicit proxies of the shareholders of the other Party, or form, join or in any way participate in a proxy group, or seek to advise or influence any Person with respect to the voting of any voting securities of the other Party;

(c)	act alone or with others to seek to control or influence the management, the board of directors or the policies of the other Party, other than as contemplated by this Agreement;

(d)	make any public announcement with respect to the foregoing, except as may be required by applicable Laws; or

(e)	assist, advise or encourage any Person in doing any of the foregoing (including, without limitation, by providing or arranging financing).

Each Party acknowledges and agrees that, in the event that it acquires any securities of the other Party prior to the Completion Deadline, it will provide prompt written notice thereof to such other Party.

ARTICLE 7
AMENDMENT, TERMINATION AND BREAK FEES

7.1	Amendment

This Agreement may, at any time and from time to time before or after the holding of the Spider Meeting be amended by mutual written agreement of the parties hereto without, subject to applicable Laws, further notice to or authorization on the part of the Spider Shareholders and any such amendment may, without limitation:

	(a)	change the time for the performance of any of the obligations or acts of any of the parties hereto;

	(b)	waive any inaccuracies in or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

	(c)	waive compliance with or modify any of the covenants herein contained and waive or modify the performance of any of the obligations of any of the parties hereto; and

	(d)	waive compliance with or modify any condition herein contained;

provided, however, that notwithstanding the foregoing, following the Spider Meeting, no amendments to the definition of “Exchange Ratio” as it applies to the Spider Common Shares which are adverse in interest to Spider Shareholders, nor to Section 2.5(b), shall be made without the approval of the Spider Shareholders given in the same manner as required for the approval of the Amalgamation.

7.2	Mutual Understanding of KWG and Spider Regarding Amendments

(a)
In addition to the transactions contemplated hereby or at the request of a Party, the Parties will continue from and after the date hereof and through and including the Effective Date to use their respective commercially reasonable efforts to maximize present and future planning opportunities for Spider, the Spider

Shareholders, KWG, the KWG Shareholders and the KWG Subsidiaries as and to the extent that the same shall not prejudice any Party or the shareholders thereof. The Parties will ensure that such planning activities do not impede the progress of the Amalgamation in any material way.

(b)
The Parties mutually agree that if a Party proposes any other amendment or amendments to this Agreement or to the Amalgamation, Spider on the one hand, and KWG on the other hand, will act reasonably in considering such amendment and if the other of them and the shareholders thereof are not materially prejudiced by reason of any such amendment they will co-operate in a reasonable fashion with the Party proposing the amendment so that such amendment can be effected subject to applicable Laws and the rights of the Spider Shareholders.

(c)
At any time and from time to time prior to the Effective Time: (i) Spider and KWG shall each be entitled to propose to the other modifications to the Amalgamation in order to facilitate the tax or other planning objectives of Spider, KWG, the Spider Shareholders and the KWG Shareholders; and (ii) Spider shall be entitled to propose to KWG modifications to the manner in which the Spider Warrants, Spider Options and Spider Unit Compensation Options are to be dealt with pursuant to this Agreement or under the Amalgamation in order to take into account the tax planning or other objectives of the holders of such securities, provided, in each case that: (A) any such proposal is not likely to materially prejudice the other Party, the Spider Shareholders or the KWG Shareholders, (B) any such proposal would not impede or materially delay the completion of the transactions contemplated hereby, (C) the Party making such proposal has provided notice of such proposal to the other Party not less than three (3) Business Days prior to the Effective Date and (D) implementation of such proposal would not result in a transaction that is inconsistent with the fundamental terms of this Agreement, including, without limitation, the Exchange Ratio.

Each of Spider and KWG agree that any such modifications and any transactions or steps taken in accordance therewith shall not be considered in determining whether any representation or warranty made by them under this Agreement has been breached if such modifications, transactions and steps are the sole cause of such breach.

(d)
Subject to the foregoing provisions of this Section 7.2, Spider and KWG shall enter into an amending agreement reflecting the proposed amendments to the Amalgamation and this Agreement and the Amalgamation shall be modified accordingly and Spider and KWG shall each use its respective commercially reasonable efforts to communicate any such modifications to the Spider Shareholders and to ensure that any such modifications are, to the extent required under applicable Laws, presented to the Spider Shareholders at the Spider Meeting.

7.3	Termination

This Agreement may be terminated at any time prior to the Effective Time:

	(a)	by mutual written agreement between Spider and KWG;

	(b)	subject to Section 5.4:

		(i)	by Spider, if any condition in Section 5.2 is not satisfied or waived in accordance with such section;

		(ii)	by KWG, if any condition in Section 5.3 is not satisfied or waived in accordance with such section; or

		(iii)	if any of the conditions in Section 5.1 for the benefit of the terminating party is not satisfied or waived in accordance with such Section 5.1;

	(c)	by KWG:

(i)
if the Spider Board fails to recommend to Spider Shareholders that they vote in favour of the Amalgamation and the Spider Resolution and the other transactions contemplated hereby or thereby, except as expressly permitted by Section 6.1(a)(iii);

		(ii)	if the Spider Board shall have made a Change of Spider Recommendation;

		(iii)	if the Spider Board accepts, approves or recommends a Spider Alternative Proposal;

		(iv)	if Spider enters into a letter of intent or definitive written agreement with respect to a Spider Alternative Proposal;

(v)
except as permitted under Section 6.1(a)(iii), if Spider shall have failed, after being requested by KWG in writing, to reaffirm its approval or recommendation of the Amalgamation and the transactions contemplated herein as promptly as possible (but in any event within five (5) Business Days) after receipt of such written request from KWG; or

		(vi)	if any Spider Common Shares are acquired by a third party pursuant to a take-over bid (including an exempt take-over bid);

	(d)	by KWG if Spider shall have not mailed the Proxy Circular to the Spider Shareholders on or before June 21, 2010; provided that KWG shall have materially fulfilled its obligations under Section 4.2(a);

	(e)	by KWG if Spider shall have failed to hold the Spider Meeting on or before July 14, 2010, unless such failure results from an adjournment of the Spider

Meeting for not more than ten (10) Business Days due to its obligation to adjourn the Spider Meeting in the circumstances described in Section 6.2;

(f)
by KWG if there is an intentional breach of the covenants of Spider contained herein by Spider or any of its directors, officers, employees, agents, consultants or other representatives, in each case, on or before the Effective Date;

(g)	by Spider:

	(i)	if the KWG Board shall have made a Change of KWG Recommendation;

	(ii)	if the KWG Board accepts, approves or recommends a KWG Alternative Proposal;

	(iii)	if KWG enters into a letter of intent or definitive written agreement with respect to a KWG Alternative Proposal;

(iv)
except as permitted under Section 6.3(a)(iii), if KWG shall have failed, after being requested by Spider in writing, to reaffirm its approval or recommendation of the Amalgamation and the transactions contemplated herein as promptly as possible (but in any event within five (5) Business Days) after receipt of such written request from Spider; or

	(v)	if any KWG Common Shares are acquired by a third party pursuant to a take-over bid (including an exempt take-over bid);

(h)
by Spider if there is an intentional breach of the covenants of KWG contained herein by KWG, any of its Subsidiaries or any of their respective directors, officers, employees, agents, consultants or other representatives, in each case, on or before the Effective Date;

(i)
by KWG or by Spider if the Amalgamation shall not have been completed by the Completion Deadline; provided however, (i) there is no intentional breach of the covenants of such terminating Party contained herein by such Party, any of its Subsidiaries, if any, or any of their respective directors, officers, employees, agents, consultants or other representatives, in each case, before the Completion Deadline, and (ii) if the Amalgamation has not been completed by the Completion Deadline because the Spider Meeting has not been held due to the fault of Spider (the Parties acknowledging that Spider is not at fault in the event that the Spider Meeting has not been held due to an order of a Governmental Entity), then Spider shall not be entitled to terminate this Agreement;

(j)
by KWG in order to enter into a letter of intent or definitive agreement with respect to a KWG Superior Proposal or otherwise accept, approve or recommend a KWG Superior Proposal, subject to compliance with Sections 6.3 and 6.4;

(k)
by Spider in order to enter into a letter of intent or definitive agreement with respect to a Spider Superior Proposal or otherwise accept, approve or recommend a Spider Superior Proposal, subject to compliance with Sections 6.1 and 6.2;

(l)
by KWG, if Spider shall have breached or not performed any material covenant when required to be performed by it under this Agreement (unless such non-performance or breach, if susceptible to being cured, is cured by Spider within the lesser of ten (10) days from the date of delivery of written notice of termination from KWG and the number of days remaining before the earlier of the Effective Date and the Completion Deadline) or if any representation or warranty of Spider shall have been untrue when made to the extent that the failure of such representation or warranty to be true and correct shall result in a Material Adverse Effect on Spider or have a material adverse effect on the ability of KWG to complete the Amalgamation; or

(m)
by Spider, if KWG shall have breached or not performed any material covenant when required to be performed by it under this Agreement (unless such non-performance or breach, if susceptible to being cured, is cured by KWG within the lesser of ten (10) days from the date of delivery of written notice of termination from Spider and the number of days remaining before the earlier of the Effective Date and the Completion Deadline) or if any representation or warranty of KWG shall have been untrue when made to the extent that the failure of such representation or warranty to be true and correct shall result in a Material Adverse Effect on KWG or have a material adverse effect on the ability of Spider to complete the Amalgamation;

provided that any termination by a Party in accordance with the paragraphs above shall be made by such Party delivering written notice thereof to the other Party or parties hereto prior to the earlier of the Effective Date and the Completion Deadline and specifying therein in reasonable detail the matter or matters giving rise to such termination right. In the event of any such termination, subject to the obligations of Spider and KWG contained in Article 6 and this Article 7, including the payment required by Section 7.4 or 7.5, as applicable, each party hereto shall be deemed to have released, remised and forever discharged the other parties hereto in respect of any and all claims arising in respect of this Agreement, except as otherwise provided herein.

7.4	Spider Break Fee

	(a)	If this Agreement is terminated:

		(i)	by KWG pursuant to Section 7.3(j);

		(ii)	by Spider pursuant to Section 7.3(g); or

(iii)
by Spider pursuant to Section 7.3(m), provided that there is no breach or non-performance by Spider, in any material respect, of its representations, warranties or covenants made in this Agreement which has not been cured, then:

(X)
in the case of a termination referred to in Section 7.4(a)(i), as a condition to the right of KWG to terminate this Agreement, KWG shall, on or prior to the Termination Date, pay to Spider a cash payment equal to $2,300,000, or

		(Y)	in the case of a termination referred to in Section 7.4(a)(ii), within two (2) Business Days following the Termination Date, KWG shall pay to Spider a cash payment equal to $2,300,000, or

		(Z)	in the case of a termination referred to in Section 7.4(a)(iii), within two (2) Business Days following the Termination Date, KWG shall pay to Spider a cash payment equal to $1,400,000,

in immediately available Canadian funds. The obligation of KWG to pay the break fee pursuant to this Section 7.4 shall survive the termination of this Agreement.

(b)
KWG shall not be obligated to make more than one payment pursuant to this Section 7.4. KWG acknowledges that payment by KWG under this Section 7.4 is a payment of liquidated damages which are a genuine pre-estimate of the damages which Spider will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Amalgamation and are not penalties. KWG hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt by Spider of payment under this Section 7.4, Spider shall have no further claim against KWG in respect of the failure to complete the Amalgamation, provided that nothing herein shall preclude Spider from seeking injunctive relief to restrain any breach or threatened breach by KWG of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting bond or security in connection therewith.

7.5	KWG Break Fee

	(a)	If this Agreement is terminated:

		(i)	by KWG pursuant to Section 7.3(c);

		(ii)	by Spider pursuant to Section 7.3(k);

		(iii)	by KWG pursuant to Section 7.3(d) or 7.3(e); or

(iv)
by KWG pursuant to Section 7.3(l), provided that there is no breach or non-performance by KWG, in any material respect, of its representations, warranties or covenants made in this Agreement which has not been cured, then:

	(X)	in the case of a termination referred to in Section 7.5(a)(i), within two (2) Business Days following the Termination Date, Spider shall pay to KWG a cash payment equal to $2,300,000,

(Y)
in the case of a termination referred to in Section 7.5(a)(ii), as a condition to the right of Spider to terminate this Agreement, Spider shall, on or prior to the Termination Date, pay to KWG a cash payment equal to $2,300,000, or

	(Z)	in the case of a termination referred to in Section 7.5(a)(iii) or 7.5(a)(iv) within two (2) Business Days following the Termination Date, Spider shall pay to KWG a cash payment equal to $1,100,000, in immediately available Canadian funds. The obligation of Spider to pay the break fee pursuant to this Section 7.5 shall survive the termination of this Agreement.

(b)
Spider shall not be obligated to make more than one payment pursuant to this Section 7.5. Spider acknowledges that payment by Spider under this Section 7.5 is a payment of liquidated damages which are a genuine pre-estimate of the damages which KWG will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Amalgamation and are not penalties. Spider hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt by KWG of payment under this Section 7.5, KWG shall have no further claim against Spider in respect of the failure to complete the Amalgamation, provided that nothing herein shall preclude KWG from seeking injunctive relief to restrain any breach or threatened breach by Spider of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting bond or security in connection therewith.

ARTICLE 8
GENERAL

8.1	Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party hereto shall be in writing and shall be delivered by hand to the party hereto to which the notice is to be given at the following address or sent by facsimile to the following numbers or to such other address or facsimile number as shall be specified by a party hereto by like notice. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business

Day) and if sent by facsimile be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 5:00 p.m. (local time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

The address for service of each of the parties hereto shall be as follows:

(a)	if to Spider:

Spider Resources Inc.
50 Richmond Street East
Suite 101
Toronto, Ontario, M5C 1N7

Attention: Neil Novak, President and Chief Executive Officer
Fax: (416) 815-1355;

with a copy (which shall not constitute notice) to:

McMillan LLP
Suite 440, 181 Bay St.
Toronto, Ontario M5J 2T3

Attention : Carmen Diges
Fax : (416) 865-7048 ;

(b)	if to KWG or Newco:

KWG Resources Inc.
1000 – 141 Adelaide Street West
Toronto, Ontario M5H 3L5

Attention: Frank Smeenk;

and to:

600 de Maisonneuve Boulevard West
Bureau 2750
Montreal, Quebec, H3A 3J2

Attention : Luce St. Pierre
Fax : (514) 866-6193 ;

with a copy (which shall not constitute notice) to:

Macleod Dixon LLP
79 Wellington Street West
Suite 2300, P.O. Box 128
Toronto, Ontario M5K 1H1

Attention: Marvin Singer and Anthony Shapiro
Fax: (416) 360-8277.

8.2	Remedies

The parties hereto acknowledge and agree that an award of money damages may be inadequate for any breach of this Agreement by any party hereto or its representatives and advisors and that such breach may cause the non-breaching party hereto irreparable harm. Accordingly, the parties hereto agree that, in the event of any such breach or threatened breach of this Agreement by one of the parties hereto, Spider (if KWG is the breaching party) or KWG (if Spider is the breaching party) will be entitled, without the requirement of posting a bond or other security, to seek equitable relief, including injunctive relief and specific performance. Subject to any other provision hereof including, without limitation, Sections 7.4 and 7.5, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available hereunder or at law or in equity to each of the parties hereto.

8.3	Expenses

The parties hereto agree that all out-of-pocket expenses incurred in connection with this Agreement and the transactions contemplated hereby, the Spider Meeting, and the preparation and mailing of the Proxy Circular, including legal and accounting fees, printing costs, financial advisor fees and all disbursements by advisors, shall be paid by the party hereto incurring such expense and that nothing in this Agreement shall be construed so as to prevent the payment of such expenses.

The provisions of this Section 8.3 shall survive the termination of this Agreement.

8.4	Time of the Essence

Time shall be of the essence in this Agreement.

8.5	Entire Agreement

This Agreement, together with the agreements and other documents herein or therein referred to, including the Confidentiality Agreement, constitute the entire agreement between the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect to the subject matter hereof, including the Letter Agreement. There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein.

8.6	Further Assurances

Each party hereto shall, from time to time, and at all times hereafter, at the request of the other of them, but without further consideration, do, or cause to be done, all such other acts and execute and deliver, or cause to be executed and delivered, all such further agreements, transfers, assurances, instruments or documents as shall be reasonably required in order to fully perform and carry out the terms and intent hereof including, without limitation, the Amalgamation.

8.7	Governing Law

This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of Ontario. The parties hereto irrevocably attorn to the non-exclusive jurisdiction of the courts of the Province of Ontario.

8.8	Execution in Counterparts

This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same. Delivery of an executed counterpart of the signature page to this Agreement by facsimile shall be effective as delivery of a manually executed counterpart of this Agreement, and any party hereto delivering an executed counterpart of the signature page to this Agreement by facsimile to any other party hereto shall thereafter also promptly deliver a manually executed original counterpart of this Agreement to such other party, but the failure to deliver such manually executed original counterpart shall not affect the validity, enforceability or binding effect of this Agreement.

8.9	Waiver

No waiver or release by any party hereto shall be effective unless in writing and executed by the party granting such waiver or release and any waiver or release shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence. Waivers may only be granted upon compliance with the provisions governing amendments set forth in Section 7.1.

8.10	No Personal Liability

(a)
No director or officer of Spider shall have any personal liability whatsoever (other than in the case of fraud, negligence or wilful misconduct) to KWG under this Agreement or any other document delivered in connection with this Agreement or the Amalgamation by or on behalf of Spider.

(b)
No director or officer of KWG shall have any personal liability whatsoever (other than in the case of fraud, negligence or wilful misconduct) to Spider under this Agreement or any other document delivered in connection with this Agreement or the Amalgamation by or on behalf of KWG.

8.11	Enurement and Assignment

This Agreement shall enure to the benefit of the parties hereto and their respective successors and permitted assigns and shall be binding upon the parties hereto and their respective successors. This Agreement may not be assigned by any party hereto without the prior written consent of the other parties hereto.

8.12	Language

It is the express wish of the parties hereto that this Agreement and any related documentation be drawn up in English. Il est de la volonté expresse de chacune des parties aux présentes que cette convention ainsi que tout document connexe soient rédigés en langue anglaise.

[EXECUTION PAGE FOLLOWS]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

KWG Resources Inc.

Per:	/s/ Frank Smeenk
	Name:	Frank Smeenk
	Title:	President and Chief Executive Officer

Spider Resources Inc.

Per:	/s/ Neil Novak
	Name:	Neil Novak
	Title:	President and Chief Executive Officer

7569076 CANADA INC

Per:	/s/ Frank Smeenk
	Name:	Frank Smeenk
	Title:	Director

SCHEDULE A

DESCRIPTION OF KWG SUBSIDIARIES

KWG Subsidiary	Jurisdiction	Authorized Capital	Outstanding Capital
7207565 Canada Inc.	Canada	unlimited common shares	15,000,001 common shares held by KWG
7569076 Canada Inc.	Canada	unlimited common shares	1 common share held by KWG
Canada Chrome Corporation	Canada
unlimited common shares

unlimited preferred shares or other securities without nominal or par value in one or more series as may be determined by the directors of the corporation; the directors may fix the number of preferred shares in each series and may , subject to the limitations set out in the articles, determine the dividends, designations, voting rights, privileges, restrictions and conditions attached to the securities of each series, including without limitation, a right or privilege to exchange a share or securities of a series for a share, securities of another class or series or assets of the corporation

1 common share held by KWG Nil
Debuts Diamonds Inc.	Ontario	unlimited common shares	30,395,400 common shares held by KWG 500,000 common shares held by Gestion Aline Leclerc Inc. 500,000 common shares beneficially held by Mousseau Tremblay

SCHEDULE B

DESCRIPTION OF SPIDER CONVERTIBLE SECURITIES

Spider Options outstanding as of the close of business on June 9, 20101

Type / No. Outstanding	Exercise Price	Expiry Date
2,650,000	$0.10	August 19, 2010
5,385,018	$0.10	February 8, 2011
500,000	$0.10	July 25, 2011
9,900,000	$0.10	October 2, 2013
6,350,000	$0.10	April 21, 2014
4,100,000	$0.10	December 21, 2014
1 Additional Spider Options outstanding pursuant to the Spider Agreements are listed below under “Securities issuable pursuant to the Spider Agreements as of the close of business on June 9, 2010”.

Spider Warrants Outstanding as of the close of business on June 9, 2010

Type / No. Outstanding	Exercise Price	Expiry Date
19,053,660	$0.10	October 11, 2010
2,700,000	$0.10	November 27, 2010
1,200,000	$0.10	December 30, 2010
15,388,332	$0.05 until July 24, 2010, $0.10 thereafter	July 24, 2011
10,388,000	$0.10	December 24, 2011
3,218,333	$0.10	December 30, 2011
29,463,336	$0.10	January 22, 2012

B-1

Spider Unit Compensation Options outstanding as of the close of business on June 9, 2010

Type / No. Outstanding	Exercise Price	Expiry Date
182,1082	$0.06	December 30, 2011
2 Each Spider Compensation Unit Option is exercisable to acquire a Unit comprised of one Spider Common Share and one share purchase warrant.  Each full warrant will be exercisable for one Spider Common Share at a price of $0.10 for a period of 24 months from December 30, 2009.

Securities issuable pursuant to the Spider Agreements as of the close of business on June 9, 2010

Type / No. Outstanding	Exercise Price	Expiry Date
Spider Common Shares (in the sole discretion of Spider) to a maximum dollar value of $45,000 Spider Common Shares (in the sole discretion of Spider) to a maximum dollar value of $45,0003	Discounted Market Price as of the date prior to issuance.	May 25, 2011
	Discounted Market Price as of the date prior to issuance.	May 25, 2012
3 Subject to the exercise of the option on May 25, 2011.

Securities outstanding under the Spider Agreements as of the close of business on June 9, 2010

2,000,000 Spider Options	$0.10	December 21, 2014
300,000 Spider Options	$0.15	October 31, 2010

B-2

SCHEDULE C

FORM OF SPIDER RESOLUTION

BE IT RESOLVED as a special resolution that:

1.
the amalgamation (the “Amalgamation”) of 7569076 Canada Inc. (“Newco”), a wholly-owned subsidiary of KWG Resources Inc. (“KWG”), and Spider Resources Inc. (“Spider”) on the terms and conditions contained in the amalgamation agreement dated as of June 11, 2010, between KWG, Spider and Newco, as amended from time to time (the “Combination Agreement”) is hereby authorized and approved;

2.	the Combination Agreement is hereby approved;

3.	if the Combination Agreement is approved, the directors may at any time elect to redeem all but not less than all of the rights under the Spider Shareholder Rights Plan;

4.
any officer or director of Spider is hereby authorized and directed for and on behalf of Spider to execute and deliver or cause to be executed and delivered, all such documents and instruments as are necessary or desirable to give effect to the Amalgamation in accordance with the Combination Agreement, including without limitation the filing of articles of amalgamation with the Registrar under the Canada Business Corporations Act (“CBCA”), and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or doing of any such act or thing; and

5.
notwithstanding that this resolution has been passed by the shareholders of Spider, the directors of Spider are hereby authorized and empowered (i) to amend the Combination Agreement to the extent permitted by the Combination Agreement, (ii) not to proceed with Amalgamation at any time prior to the issuance of a Certificate of Amalgamation under the CBCA without further approval of the shareholders of Spider, and/or (iii) not to redeem the rights under the Spider Shareholder Rights Plan.

C-1

SCHEDULE D

INITIAL DIRECTORS OF AMALCO

Names	Addresses
Neil Novak	88 Cottonwood Crescent Cambridge, Ontario N1T 2J1
Frank Smeenk	6081 Kirby Road, P.O. Box 283 Kleinburg, Ontario L0J 1C0

D-1

SCHEDULE “C”
AMALGAMATION RESOLUTION

AMALGAMATION RESOLUTION

BE IT RESOLVED THAT:

1.           the amalgamation (the “Amalgamation”) of 7569076 Canada Inc. (“KWG Sub”), a wholly-owned subsidiary of KWG Resources Inc. (“KWG”), and Spider Resources Inc. (“Spider”) on the terms and conditions contained in the combination agreement dated as of June 11, 2010, between KWG, Spider and KWG Sub, as amended from time to time (the “Combination Agreement”) is hereby authorized and approved;

2.           the Combination Agreement between Spider, KWG and KWG Sub is hereby approved;

3.           if the Combination Agreement is approved by the shareholders, the directors may at any time elect to redeem all but not less than all of the rights under the shareholder rights plan agreement between Spider and Equity Transfer & Trust Company, as rights agent, dated May 8, 2009 (the “Spider Shareholder Rights Plan”);

4.           any officer or director of Spider is hereby authorized and directed for and on behalf of Spider to execute and deliver or cause to be executed and delivered, all such documents and instruments as are necessary or desirable to give effect to the Amalgamation in accordance with the Combination Agreement, including without limitation the filing of articles of amalgamation with the Registrar under the Canada Business Corporations Act (“CBCA”), and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or doing of any such act or thing; and

5.             notwithstanding that this resolution has been passed by the shareholders of Spider, the directors of Spider are hereby authorized and empowered (i) to amend the Combination Agreement to the extent permitted by the Combination  Agreement, (ii) not to proceed with Amalgamation at any time prior to the issuance of a Certificate of Amalgamation under the CBCA without further approval of the shareholders of Spider, and/or (iii) not to redeem the rights under the Spider Shareholder Rights Plan.

SCHEDULE “D”
DISSENTERS’ RIGHTS UNDER SECTION 190 OF THE CBCA

190. (1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c) amalgamate otherwise than under section 184;

(d) be continued under section 188;

(e) sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f) carry out a going-private transaction or a squeeze-out transaction.

Further right

(2) A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

If one class of shares

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.

Payment for shares

(3) In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

No partial dissent

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(5) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

Notice of resolution

(6) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

Demand for payment

(7) A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a) the shareholder’s name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares.

Share certificate

(8) A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Forfeiture

(9) A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

Endorsing certificate

(10) A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

Suspension of rights

(11) On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a) the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b) the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

Offer to pay

(12) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Same terms

(13) Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

Payment

(14) Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Corporation may apply to court

(15) Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

Shareholder application to court

(16) If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

Venue

(17) An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

No security for costs

(18) A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

Parties

(19) On an application to a court under subsection (15) or (16),

(a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court

(20) On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

Appraisers

(21) A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(22) The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

Interest

(23) A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Notice that subsection (26) applies

(24) If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Effect where subsection (26) applies

(25) If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Limitation

(26) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

R.S., 1985, c. C-44, s. 190; 1994, c. 24, s. 23; 2001, c. 14, ss. 94, 134(F), 135(E).

SCHEDULE E

TD Securities Inc.
TD Tower
66 Wellington Street West, 8th floor
Toronto, Ontario
M5K 1A2

June 11, 2010

The Board of Directors and
The Special Committee of the Board of Directors
Spider Resources Inc.
50 Richmond Street East, Suite 101
Toronto, Ontario
M5C 1N7

To the Board of Directors and the Special Committee of the Board of Directors:

TD Securities Inc. (“TD Securities”) understands that Spider Resources Inc. (“Spider” or the “Company”) is proposing to enter into a combination agreement (“Combination Agreement”), the terms and conditions of which will not be materially different from the draft Combination Agreement as of June 11, 2010  among Spider, KWG Resources Inc. (the “KWG”) and 7569076 Canada Inc., a wholly-owned subsidiary of KWG (the “KWG Subsidiary”), under which Spider and the KWG Subsidiary will amalgamate (the “Amalgamation”) such that the outstanding common shares of Spider (the “Spider Shares”) will be exchanged for common shares of KWG (the “KWG Shares”) at the ratio of one (1) Spider Share for 1.21 KWG Shares (subject to adjustment in accordance with the Combination Agreement) (the “Exchange Ratio”), with any fractional KWG Shares otherwise issuable to a Spider Shareholder (as defined below) (taking into account the aggregate number of Spider Shares beneficially owned by such Spider Shareholder) being rounded up to the nearest whole number. TD Securities also understands that under the Combination Agreement, certain outstanding options to acquire Spider Shares will be exchanged for KWG options exercisable to acquire that number of KWG Shares equal to the Exchange Ratio at an exercise price per KWG Share determined by KWG on the effective date of the Amalgamation in accordance with the terms and conditions of the KWG stock option plan, and that certain other outstanding Spider options, warrants and other rights to acquire Spider securities will be exercisable after the Amalgamation in consideration for KWG issuing to the holder thereof the number of KWG Shares or, as applicable, other securities of KWG determined in accordance with the Combination Agreement and, as applicable, the terms and conditions of such Spider options, warrants or other rights or certain other agreements, in any case subject to certain regulatory approvals.

TD Securities further understands that, prior to the completion of the Amalgamation KWG will transfer its interest in certain assets including $500,000 to Debuts Diamonds Inc. (“Debuts”), a wholly owned subsidiary of KWG, in exchange for Debuts’ interest in various diamond exploration projects, and that KWG also will agree to pay $2,000,000 to Debuts in consideration for Debuts issuing from time to time its common shares to holders of KWG warrants upon the exercise thereof (paid out of 20% of the exercise price of a KWG warrant).  KWG will then distribute all of the outstanding common shares of Debut to the shareholders of KWG prior to the completion of the Amalgamation.

TD Securities understands that the Amalgamation will be implemented under the Canada Business Corporation Act and must be approved by not less than two-thirds of the votes cast by holders of Spider Shares (“Spider Shareholders”) entitled to vote thereon present in person or represented by proxy at a

Member of TD Bank Financial Group

special meeting of the shareholders of Spider.  The specific terms and conditions of the Amalgamation are more fully described in the Combination Agreement.

TD Securities further understands that on May 31, 2010, 7557558 Canada Inc. (the “Offeror”), a corporation incorporated under the laws of Canada and a wholly-owned subsidiary of Cliffs Natural Resources Inc. (“Cliffs”), commenced an offer (the “Cliffs Transaction”) to purchase for cash, upon the terms and subject to the conditions described in the take-over bid circular dated May 31, 2010 (the “Circular”), all of the issued and outstanding Spider Shares and associated SRP Rights (as defined in the Circular) of Spider, other than the Spider Shares owned directly or indirectly by the Offeror and its affiliates, and including any Spider Shares that may become issued and outstanding after the date of the Circular but before the time of expiry of the Cliffs Transaction upon the conversion, exchange or exercise of any existing warrants or options of Spider or other rights (other than the SRP rights) to acquire Spider Shares, at a price of $0.13 in cash per Spider Share.  TD Securities also understands that Cliffs has announced that it intends to make a take-over bid to acquire all of the issued and outstanding KWG Shares not already owned by it or its affiliates (such transaction or any similar transaction made by Cliffs, the Offeror and/or any person acting jointly or in concert with Cliffs being a “KWG Offer”).

Engagement of TD Securities

TD Securities was first contacted by Spider on or about May 26, 2010 and was formally engaged by Spider pursuant to an engagement agreement dated June 3, 2010 (the “Engagement Agreement”) to provide financial advisory services in connection with the Amalgamation, the Cliffs Transaction and any other potential transaction (any of the Amalgamation, the Cliffs Transaction or any other potential transaction being a “Transaction”), including the preparation and delivery to the Board of Directors of the Company and the Special Committee of the Board of Directors (the “Special Committee”) of an opinion (the “Fairness Opinion”) as to the fairness of the consideration to be received by the Spider Shareholders (other than KWG and its affiliates) under the Amalgamation (being 1.21 KWG Shares (subject to adjustment in accordance with the Combination Agreement) for each Spider Share) (the “Consideration”), from a financial point of view, to such Spider Shareholders. Pursuant to the Engagement Agreement, TD Securities has also verbally delivered to the Special Committee the opinion of TD Securities that, based upon and subject to the expressed scope of review and certain assumptions, limitations and qualifications, as of June 10, 2010, the consideration to be received by the Spider Shareholders (other than Cliffs and its affiliates) under the Cliffs Transaction is inadequate from a financial point of view to the Spider Shareholders (other than Cliffs and its affiliates). TD Securities has not prepared a valuation of the Company, KWG, the KWG Subsidiary or their respective affiliates or any of their respective securities or assets and the Fairness Opinion must not be construed as such.

The terms of the Engagement Agreement provide that TD Securities will receive a fee for its services as financial advisor and a portion of such fee is contingent upon the completion of any Transaction. Furthermore, TD Securities is entitled to receive a portion of any termination fee paid to Spider in connection with an unsuccessful Transaction. In addition, the Company has agreed to reimburse TD Securities for its reasonable out-of-pocket expenses and to indemnify TD Securities, in certain circumstances, against certain expenses, losses, claims, actions, damages and liabilities incurred in connection with the provision of its services.

Credentials of TD Securities

TD Securities is a Canadian investment banking firm with operations in a broad range of investment banking activities, including corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment management and investment research.  TD Securities has

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participated in a significant number of transactions involving public and private companies and has extensive experience in preparing fairness opinions.

The Fairness Opinion is the opinion of TD Securities and its form and content have been approved by a committee of senior investment banking professionals of TD Securities, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Relationship with Interested Parties

Neither TD Securities, nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Company, KWG, the KWG Subsidiary or any of their respective associates or affiliates (collectively, the “Interested Parties”).  Neither TD Securities nor any of its affiliates have been engaged to act as an advisor to any Interested Party, Cliffs or any of their affiliates in connection with any Transaction, nor have they, or any of them, acted as lead or co-lead manager on any offering of securities of any Interested Party, Cliffs or any of their affiliates , or had a material financial interest in any transaction involving any Interested Party, Cliffs or any of their affiliates during the 24 months preceding the date on which TD Securities was first contacted in respect of the proposed Amalgamation, other than the services provided under the Engagement Agreement. An affiliate of TD Securities holds an aggregate of 41,667 compensation broker warrants which could be exercised to acquire 41,667 Spider Shares representing approximately 0.008% of the issued shares of Spider.

No understanding or agreement exists between TD Securities and any Interested Party, Cliffs or any of their affiliates with respect to future financial advisory or investment banking business other than those that may arise as a result of the terms of the Engagement Agreement.  TD Securities may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Company, any other Interested Party, Cliffs or any of their affiliates.  The Toronto-Dominion Bank, the parent company of TD Securities, directly or through one or more affiliates may provide banking services, extend loans or credit, offer financial products or provide other financial services to the Company, any other Interested Party, Cliffs or any of their affiliates.

TD Securities acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of any Interested Party, Cliffs  or any of their affiliates and, from time to time, may have executed or may execute transactions on behalf of any Interested Party, Cliffs or any of their affiliates or other clients for which it may have received or may receive compensation.  As an investment dealer, TD Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to any Transaction, the Company, any other Interested Party, Cliffs or any of their affiliates.

Scope of Review

In connection with the Fairness Opinion, TD Securities has reviewed and relied upon (without attempting to verify independently the completeness or accuracy or fair presentation of) or carried out, among other things, the following:

1.	The letter agreement dated May 25, 2010 from KWG to Spider Re: Proposed Business Combination of KWG and Spider;

2.	A draft Combination Agreement as of June 11, 2010 among Spider, KWG and the KWG Subsidiary;

Member of TD Bank Financial Group

3.	A draft of the notice of special meeting of the shareholders of Spider and management information circular as of June 11, 2010 in respect of the Amalgamation;

4.	Audited annual financial statements and the related management discussion and analysis (“MD&A”) of Spider for the years ended December 31, 2008 and 2009;

5.	Management information circulars of Spider dated May 12, 2008, May 8, 2009, and April 19, 2010;

6.	Financial statements and the related MD&As of Spider for the quarters ended March 31, 2009, June 30, 2009, September 30, 2009, and March 31, 2010;

7.	Cash offer of 7557558 Canada Inc., dated May 31, 2010, to purchase all of the outstanding Spider Shares at a price of $0.13 per share;

8.	Stock market trading information on the TSX Venture Exchange for Spider and KWG;

9.	Spider Board of Director minutes since January 1, 2008;

10.	Public information with respect to selected transactions, mineral properties, and public companies considered by TD Securities to be relevant and/or comparable to Spider and KWG;

11.	Analyst research commentary on the industry and selected companies considered relevant to our analysis;

12.
Draft technical Report on the Mineral Resource Estimate for the Big Daddy Chromite Deposit McFaulds Lake area, James Bay Lowlands, Northern Ontario, Canada, prepared by Micon International Limited, effective date March 30, 2010.;

13.	Meetings and discussions with management of Spider (“Management”) relating but not limited to the information referred to above and the outlook for Spider;

14.	Meetings and discussions with the legal counsel to Spider and to the Special Committee;

15.	Audited annual financial statements and the related management discussion and analysis (“MD&A”) of KWG for the years ended December 31, 2008 and 2009;

16.	Management information circulars of KWG dated May 22, 2008, March 16, 2009, and April 19, 2010;

17.	Financial statements and the related MD&As of KWG for the quarters ended March 31, 2009, June 30, 2009, September 30, 2009, and March 31, 2010;

18.	Discussions with KWG management and their legal counsel related to KWG and the Amalgamation;

19.
Schedule of outstanding common shares and issued and outstanding options and warrants of Spider provided by DSA Corporate Services Inc. as of June 10, 2010, and schedule of outstanding common shares and issued and outstanding options and warrants of KWG as set out in the draft Combination Agreement as of June 11, 2010;

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20.
Representations contained in a certificate (the “Officers’ Certificate”) addressed to TD Securities, as of June 11, 2010, signed by Neil D. Novak, in his capacity as President and Chief Executive Officer and Carmelo Marrelli in his capacity as Chief Financial Officer of Spider and not in their personal capacities as to the completeness and accuracy of certain information provided by or on behalf of Spider in connection with the preparation of the Fairness Opinion;

21.	Such other corporate, industry, financial and market information, investigations and analyses as TD Securities considered necessary or appropriate in the circumstances.

TD Securities has not, to the best of its knowledge, been denied access by the Company to any information requested by TD Securities.

Prior Valuations

The Company has represented to TD Securities that there have not been any prior valuations or appraisals relating to Spider or any affiliate or any of their respective material assets or liabilities made in the preceding 24 months and in the possession or control of the Company other than those which have been provided to TD Securities or, in the case of valuations known to the Company which it does not have within its possession or control, notice of which has not been given to TD Securities.

Assumptions and Limitations

With the Board of Directors’ acknowledgement and agreement as provided for in the Engagement Agreement, TD Securities has relied upon the accuracy, completeness and fair presentation of all data, documents, opinions and other information and materials of whatsoever kind or nature obtained by it from public sources (including on the System for Electronic Document Analysis and Retrieval (“SEDAR”)) or provided to it by the Company and/or its personnel, advisors and consultants, or otherwise obtained by TD Securities, including the Officers’ Certificate described below (collectively, the “Information”).  The Fairness Opinion is premised and conditional upon such accuracy, completeness and fair presentation of the Information and upon there being no misrepresentation (as defined in the Securities Act (Ontario)) in the Information.  In addition, TD Securities has assumed that there is no information relating to the business, operations, assets, liabilities, financial condition, capital or business prospects of Spider, KWG, the KWG Subsidiary or Cliffs that is or could reasonably be expected to be material to the Fairness Opinion that has not been disclosed or otherwise made available to TD Securities as part of the Information.  Subject to the exercise of professional judgment, and except as expressly described herein, TD Securities has not attempted to verify independently the accuracy, completeness or fair presentation of any of the Information.

TD Securities has assumed and relied upon the accuracy, completeness and fair presentation of the audited financial statements of Spider and KWG and the reports of the auditors thereon.

With respect to the budgets, forecasts, projections or estimates provided to TD Securities and used in its analyses, TD Securities notes that projecting future results is inherently subject to uncertainty.  TD Securities has assumed, however, that such budgets, forecasts, projections and estimates were prepared using the assumptions identified therein which, in the opinion of the Company, are (or were at the time of preparation and continue to be) reasonable in the circumstances. TD Securities expresses no independent view as to, and disclaims all responsibility for, the reasonableness of such budgets, forecasts, projections and estimates or the assumptions on which they are based.

TD Securities was not engaged to review and has not reviewed any of the legal, accounting or tax aspects of the Amalgamation. In preparing the Fairness Opinion, TD Securities has assumed that the

Member of TD Bank Financial Group

Amalgamation complies with all applicable laws and stock exchange and accounting requirements and has no adverse tax or other adverse consequences for Spider, KWG or the KWG Subsidiary.

Senior officers of the Company have represented to TD Securities in the Officers’ Certificate, among other things, that to the best of their knowledge, information and belief after due inquiry (i) the Company has no information or knowledge of any facts, public or otherwise, not specifically provided to TD Securities relating to the Amalgamation, the Cliffs Transaction or any other Transaction, or to Spider, KWG or Cliffs which would reasonably be expected to affect materially the Fairness Opinion; (ii) with the exception of forecasts, projections or estimates referred to in subparagraph (iv) below, the Information as filed under the Company’s profile on SEDAR and/or provided to TD Securities by or on behalf of the Company or its representatives in respect of Spider or its affiliates in connection with the Amalgamation is or, in the case of historical Information was, at the date of preparation, true, complete and accurate and did not and does not contain any untrue statement of a material fact and did not and does not omit to state a material fact necessary to make the Information not misleading in the light of circumstances in which it was presented; (iii) to the extent that any of the Information identified in subparagraph (ii) above is historical, there have been no changes in any material facts or new material facts since the respective dates thereof which have not been disclosed to TD Securities or updated by more current information not provided to TD Securities by the Company and there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Spider and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion; (iv) any portions of the Information provided to TD Securities (or filed on SEDAR) which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of the Company, are (or were at the time of preparation and continue to be) reasonable in the circumstances; (v) there have been no valuations or appraisals relating to Spider or any affiliate or any of its respective material assets or liabilities made in the preceding 24 months and in the possession or control of the Company other than those which have been provided to TD Securities or, in the case of valuations known to the Company which it does not have within its possession or control, notice of which has not been given to TD Securities; (vi) there have been no verbal or written offers or serious negotiations for or transactions involving any material property of Spider or any of its affiliates during the preceding 24 months which have not been disclosed to TD Securities;  (For the purposes of subparagraphs (v) and (vi), “material assets”, “material liabilities” and “material property” shall include assets, liabilities and property of Spider or its affiliates having a gross value greater than or equal to Cdn. $1,000,000); (vii) since the dates on which the Information was provided to TD Securities (or filed on SEDAR), no material transaction has been entered into by Spider or any of its affiliates; (viii) other than as disclosed in the Information, neither Spider  nor any of its affiliates has any material contingent liabilities and there are no actions, suits, claims, proceedings, investigations or inquiries pending or threatened against or affecting the Amalgamation, Spider or any of its affiliates at law or in equity or before or by any federal, national, provincial, state, municipal or other governmental department, commission, bureau, board, agency or instrumentality which may, in any way, materially adversely affect Spider or any of its affiliates or the Amalgamation; (ix) all financial material, documentation and other data concerning the Amalgamation, Spider and its affiliates, including any projections or forecasts provided to TD Securities, were prepared on a basis consistent in all material respects with the accounting policies applied in the most recent audited consolidated financial statements of Spider; (x) there are no agreements, undertakings, commitments or understandings (whether written or oral, formal or informal) relating to the Amalgamation, except as have been disclosed in complete detail to TD Securities; (xi) the contents of any and all documents prepared in connection with the Amalgamation for filing with regulatory authorities or delivery or communication to security holders of Spider (collectively, the “Disclosure Documents”) have been, are and will be true, complete and correct in all material respects and have not and will not contain any misrepresentation (as defined in the Securities Act (Ontario)) and the Disclosure Documents have complied, comply and will comply with all requirements under applicable laws; (xii) the Company has complied with the Engagement Agreement; and (xiii) to the best of its knowledge, information and belief

Member of TD Bank Financial Group

there is no plan or proposal for any material change (as defined in the Securities Act (Ontario)) with respect to Spider or any of its affiliates or the Amalgamation which has not been disclosed to TD Securities, and there have been no mineral resource estimates or other technical studies relating to the assets or projects of Spider and its affiliates in the possession or control of Spider other than those which have been provided to TD Securities.

In preparing the Fairness Opinion, TD Securities has made several assumptions, including that all final versions of all agreements and documents executed and delivered in respect of or in connection with the Transaction will conform in all material respects to the drafts provided to TD Securities, that all conditions to be satisfied to complete the Amalgamation can and will be satisfied, that, to the extent relevant to the Fairness Opinion, all representations and warranties contained in the Combination Agreement are complete, true and accurate, that, to the extent relevant to the Fairness Opinion, all covenants and obligations of the parties contained in the Combination Agreement will be complied with, that all approvals, authorizations, consents, permissions, exemptions or orders of relevant regulatory authorities required in respect of or in connection with the Amalgamation will be obtained in a timely manner, without adverse condition or qualification, that all steps or procedures being followed to implement the Amalgamation are legal, valid and effective and comply with all applicable laws and stock exchange requirements, that a KWG Offer is not made or, if a KWG Offer is made, it is not successfully completed, and that no shareholder rights plan or other similar plan of either Spider or KWG is or will be triggered by a Transaction.  In its analysis in connection with the preparation of the Fairness Opinion, TD Securities made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of TD Securities or the Company.

The Fairness Opinion does not address the relative merits of the Amalgamation as compared to other transactions or business strategies that might be available to the Company, nor does it address the underlying business decision to implement the Amalgamation.  In considering the fairness, from a financial point of view, of the Consideration, TD Securities considered the Amalgamation from the perspective of Spider Shareholders generally and did not consider the specific circumstances of any particular Spider Shareholder, including with regard to tax considerations.  TD Securities expresses no opinion with respect to future trading prices of securities of KWG subsequent to the Amalgamation.  The Fairness Opinion is not intended to and does not constitute a recommendation to the Special Committee or the Board of Directors of Spider to approve, support or complete the Amalgamation.  Furthermore, the Fairness Opinion does not constitute a recommendation to Spider Shareholders to either approve or support the Amalgamation or otherwise as to how to vote in connection with the Amalgamation or as to whether Spider Shareholders should tender their Spider Shares to the Cliffs Transaction. The Fairness Opinion is rendered as of June 11, 2010, on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of the Company, KWG and their respective subsidiaries and affiliates as reflected in the Information provided or otherwise available to TD Securities.  Although TD Securities reserves the right to change, modify, update, supplement or withdraw the Fairness Opinion in the event that there is any material change in any fact or matter affecting the Fairness Opinion, it disclaims any undertaking or obligation to advise any person of any such material change that may come to its attention or to change, modify, update, supplement or withdraw its Fairness Opinion as a result of any such material change.

The Fairness Opinion is intended solely for the use of the Special Committee and the Board of Directors of the Company with regard to the Amalgamation and for inclusion in the management information circular to be prepared by Spider for dissemination to Spider Shareholders in connection with the Amalgamation and must not be used by any other person or relied upon by any other person other than the Special Committee and the Board of Directors of the Company without the express prior written consent of TD Securities.  Except as contemplated herein, the Fairness Opinion (including the fact that it has been delivered by TD Securities) is not to be reproduced, disseminated, quoted from, made public or

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referred to (in whole or in part) without TD Securities’ prior written consent. In preparing the Fairness Opinion, TD Securities was not authorized to solicit, and did not solicit, interest from any other party with respect to the acquisition of Spider Shares or other securities of the Company, or any business combination or other extraordinary transaction involving the Company.  TD Securities has not undertaken an independent evaluation, appraisal or physical inspection of any assets or liabilities of Spider or its subsidiaries.  TD Securities is not an expert on, and did not render advice to the Special Committee or the Board of Directors of Spider regarding, legal, accounting, regulatory or tax matters.

The preparation of a fairness opinion is a complex process and is not necessarily amenable to partial analysis or summary description.  TD Securities believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Fairness Opinion.  Accordingly, this Fairness Opinion should be read in its entirety.

Conclusion

Based upon and subject to the foregoing and such other factors that TD Securities considered relevant, TD Securities is of the opinion that, as of June 11, 2010, the Consideration to be received by the Spider Shareholders (other than KWG and its affiliates) under the Amalgamation is fair, from a financial point of view, to the Spider Shareholders (other than KWG and its affiliates).

Yours very truly,

TD Securities Inc.

Member of TD Bank Financial Group

SCHEDULE F

KWG RESOURCES INC.

(An exploration stage company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

THREE-MONTH PERIOD ENDED MARCH 31, 2010

KWG Resources Inc.

NOTICE  TO  READERS  OF  THE  UNAUDITED  INTERIM  CONSOLIDATED  FINANCIAL STATEMENTS:

The unaudited interim consolidated financial statements of KWG Resources Inc. for the three-month period ended March 31, 2010 have been prepared by management and have not been reviewed by the Company’s external auditors.

(s)MICHAEL S. HARRINGTON
MICHAEL HARRINGTON, Director

(s)THOMAS E. MASTERS
THOMAS E. MASTERS, Chief Financial Officer

Montreal, Quebec

May 31, 2010

KWG Resources Inc.
(An exploration stage company)
Interim Consolidated Balance Sheets (in Canadian dollars)(unaudited)

	As at	As at
	March 31,	December 31,
	2010	2009
Assets

Current assets
Cash and cash equivalents (note 4)	3,712,118	2,056,751
Accounts receivable	790,192	216,486
Temporary investments (note 5)	202,611	134,991
Prepaid expenses	19,945	25,022
	4,724,866	2,433,250
Capital assets (note 6)	60,592	40,101
Mining assets (note 7)	25,767,877	18,256,842
	30,553,335	20,730,193
Liabilities

Current liabilities
Accounts payable and accrued liabilities	7,402,736	1,961,496

Shareholders’ Equity

Share capital (note 8 and 16)	21,287,218	17,039,499
Warrants and compensation options (note 9)	4,941,001	4,031,086
Contributed surplus (note 11)	3,326,255	3,258,431
Deficit	(6,215,690)	(5,304,514)
Accumulated other comprehensive loss (note 12)	(188,185)	(255,805)
	23,150,599	18,768,697

	30,553,335	20,730,193

The notes on pages 6 to 18 form an integral part of these financial statements.

Approved by the Board of Directors

(s)		(s)
	Director		Director

KWG Resources Inc.
(An exploration stage company)
Interim Consolidated Statements of Operations and Deficit and Statements of Comprehensive
Income (Loss) for the three-month periods ending March 31, 2010 and 2009 (in Canadian dollars) (unaudited)

	2010	2009
Income
Interest income	978	3,165

Expenses
Administrative	489,879	480,064
Amortization on capital assets	5,635	-
Stock compensation costs (note 10)	67,823	29,466
Unrealized loss on temporary investments (note 5 (a))	-	47,500
Unrealized (gain) loss on foreign exchange	(47,187)	25,711
	516,150	582,741
Loss for the period before income tax	(515,172)	(579,576)
Future income tax recovery	1,022,000	105,000
Income (loss) for the period	506,828	(474,576)
Deficit - Beginning of the period	(5,304,514)	(20,877,880)
Share and warrant issue expenses	(1,418,004)	(215,026)
Deficit - End of the period	(6,215,690)	(21,567,482)
Loss per share (basic and diluted)	(0.00)	(0.00)
Weighted average number of outstanding shares	467,774,654	296,542,986

Interim Consolidated Statements of Comprehensive Income (loss) for the three-month periods ended March 31, 2010 and 2009

	2010	2009

Income (loss) for the period	506,828	(474,576)
Other Comprehensive income (loss)
- Change in unrealized loss on financial assets available-for-sale	67,620	23,726
Comprehensive income (loss)	574,448	(450,850)

The notes on pages 6 to 18 form an integral part of these financial statements.

KWG Resources Inc.
(An exploration stage company)
Interim Consolidated Statements of Cash Flows (in Canadian dollars) (unaudited)

	Three-month period
	ended March 31
	2010	2009
Cash flows from
Operating activities
Income (loss) for the period	506,828	(474,576)
Adjustments for
Amortization of capital assets	5,635	-
Stock compensation costs (note 10)	67,823	29,466
Unrealized loss on temporary investments	-	47,500
Future income tax recovery	(1,022,000)	(105,000)

	(441,714)	(502,610)
Financing activities
Share capital issued	4,207,534	2,472,135
Warrants and compensation options issued	950,101	665,091
Share and warrant issue expenses	(396,004)	(110,026)

	4,761,631	3,027,200
Investing activities
Additions to mining assets	(7,511,035)	(275,021)
Proceeds from disposal of capital assets	400	-
Additions to capital assets	(26,526)	-
Acquisition of temporary investments	-	(60,000)
Change in non-cash working capital balances	4,872,611	1,062,114

	(2,664,550)	727,093

Net change in cash and cash equivalents during the period	1,655,367	3,251,683

Cash and cash equivalents - Beginning of the period	2,056,751	1,528,897

Cash and cash equivalents - End of the period	3,712,118	4,780,580

Change in non-cash working capital items comprises:
Accounts receivable	(573,706)	7,732
Prepaid expenses	5,077	14,038
Accounts payable and accrued liabilities	5,441,240	(263,081)
Convertible debenture	-	1,303,425

	4,872,611	1,062,114
Additional information - non-cash transactions

Expired warrants included in contributed surplus	-	136,587
Additions to mining assets included in accounts payable	6,141,641	77,708

The notes on pages 6 to 18 form an integral part of these financial statements.

KWG Resources Inc.
(An exploration stage company)
Notes to Interim Consolidated Financial Statements (in Canadian dollars)
March 31, 2010 and 2009 (unaudited)

1	Nature of Operations and Going Concern

KWG Resources Inc. (the “Company”), an exploration stage company, is involved in the exploration of base and precious metals and diamonds and in the development of a transportation link to access the remote areas where these are located.  It has interests in properties located in Canada at the exploration stage.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral deposits that are econom ically recoverable. The Company will periodically have to find additional funds to continue its exploration activities, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.

Until it is determined that properties contain mineral reserves or resources that can be economically mined, they are classified as exploration properties. The recoverability of deferred exploration expenses is dependent upon: the discovery of economically recoverable reserves and resources; securing and maintaining title and beneficial interest in the properties; the ability to obtain necessary financing to complete exploration, development and construction of processing facilities; obtaining certain government approvals; and attaining profitable production.

Management will continue to pursue all financing alternatives available to fund its ongoing obligations and exploration activities.  There is no assurance that the Company will be successful in these actions.  Should the Company not be able to obtain the necessary financing, there would be significant doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations.  Such adjustments could be material.

2	Significant accounting policies

Basis of consolidation

These interim consolidated financial statements include the accounts of the Company and its whollyowned subsidiaries Debuts Diamonds Inc. (“DDI”), incorporated in Ontario, Canada on October 18, 2007, which owns all the issued and outstanding shares of SMD Mining Corporation (“SMD”) incorporated in Ontario, Canada in January, 2008 and Canada Chrome Corporation (formerly Chrome Canada Corporation) incorporated in Ontario, Canada on July 15, 2009.

Presentation

The interim consolidated financial statements of the Company have been prepared by management following the same accounting policies and methods of computation as the annual audited consolidated financial statements of the Company for the year ended December 31, 2009, except as noted hereafter. The disclosure provided hereafter is incremental to that included in the annual audited consolidated financial statements. These interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual audited consolidated financial statements and should be used in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2009. Operating results for the threemonth period ended March 31, 2010 may not necessarily be indicative of the results that may be expected for the full year ending December 31, 2010.

KWG Resources Inc.
(An exploration stage company)
Notes to Interim Consolidated Financial Statements (in Canadian dollars)
March 31, 2010 and 2009 (unaudited)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting  principles requires management to make estimates and assumptions that affect the reported amounts of  assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial  statements and the reported amounts of income and expenses during the reporting period. Significant  areas where management judgment is applied include asset valuations, future income taxes and  compensation options.   Actual results could differ from those estimates and such differences could be  material.

Cash and cash equivalents

Cash and cash equivalents includes cash on hand, bank balances and short-term liquid investments with original maturities of three months or less.

Capital assets

Capital assets represent assets located at the corporate head office and at exploration site and are recorded at the acquisition cost.  Amortization is computed using the straight-line method based on the following number of periods:

Computer equipment	-	2 years
Automobiles	-	3 years
Office furniture	-	5 years

Foreign currency translation

Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at year-end exchange rates. Other assets and liabilities as well as items from the Consolidated Statements of Operations and Deficit are translated at the rates of exchange on each transaction date. Gains and losses on translation are included in the Consolidated Statements of Operations and Deficit.

Future accounting changes

Business Combinations/Consolidated Financial Statement/Non-Controlling Interest

In January 2009, the CICA adopted sections 1582, "Business Combinations", 1601, “Consolidated Financial Statements” and 1602, “Non-Controlling Interest” which superseded current sections 1581, “Business Combinations” and 1600, “Consolidated Financial Statements”. These sections will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. If an entity applies these sections before January 1, 2011, it is required to disclose that fact and apply each of the new sections concurrently. These new sections were created to converge Canadian GAAP to International Financial Reporting Standards.

KWG Resources Inc.
(An exploration stage company)
Notes to Interim Consolidated Financial Statements (in Canadian dollars)
March 31, 2010 and 2009 (unaudited)

3	Capital management

The capital of the Company consists of items included in the shareholder’s equity of $23,150,599 as of March 31, 2010 ($18,768,697 as of December 31, 2009). In order to maximize its ongoing exploration activities, the Corporation will not pay any dividends in cash.

While the Company is not exposed to any external capital requirements, neither regulatory nor contractual, funds from the flow-through financing to be spent on the Company’s exploration properties are restricted for this use.

The Company’s objectives while managing capital are to safeguard its ability to continue its operations as well as its acquisitions and exploration programs. As needed, the Company raises funds through private placements. The Company does not use long term debt financing since it does not generate operating revenues. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geological or economic potential and if it has adequate financial resources to do so.

There were no changes in the Company’s approach to capital management during the period ended March 31, 2010.

4	Cash and cash equivalents

As at March 31, 2010, the Company is obliged to incur qualifying exploration expenditures of $4,886,250 (December 31, 2009 $1,433,801) for renunciations made to flow-through share subscribers in 2010.

5	Temporary investments

The portfolio investments consist of common shares of publicly held companies that are available for sale and are recorded at fair value.

	March 31,	December 31,
	2010	2009
	(unaudited) $	(audited) $
Spider Resources Inc. (“Spider”)
250,000 common shares, quoted market value of $30,000
(2009 − 250,000 common shares, quoted market value of $13,750)	15,000	15,000

Copper Mesa Mining (formerly Ascendant Copper Corporation) (“Mesa”)
353,488 common shares, quoted market value of nil
(2009 - 353,488 common shares quoted market value of $17,674)	97,596	97,596

Strike Minerals Inc. (“Strike”)
3,452,217 common shares, quoted market value of $172,611
(2009 - 3,452,217 common shares quoted market value of $103,567)	278,200	278,200

Cost	390,796	390,796

Unrealized loss	(188,185)	(255,805)

Fair value of temporary investments	202,611	134,991

KWG Resources Inc.
(An exploration stage company)
Notes to Interim Consolidated Financial Statements (in Canadian dollars)
March 31, 2010 and 2009 (unaudited)

6	Capital Assets

	March 31, 2010			December 31, 2009
	(unaudited)			(audited)
	$			$
		Accumulated			Accumulated
	Cost	amortization	Net Value	Cost	amortization	Net Value
Computer equipment	17,634	4,225	13,409	14,400	2,244	12,156
Automobiles	34,526	8,977	25,549	34,000	6,055	27,945
Office furniture	22,000	366	21,634	-	-	-

	74,160	13,568	60,592	48,400	8,299	40,101

7	Mining assets

	March 31,	December
	2010	31, 2009
	(unaudited) $	(audited) $
Cost and deferred exploration expenses	25,767,877	18,256,842

Exploration properties

			Deferred
	Cost		exploration expenses		Total	Total

	March 31,	December	March 31,	December	March 31,	December
	2010	31, 2009	2010	31, 2009	2010	31, 2009
	(unaudited) $	(audited) $	(unaudited) $	(audited) $	(unaudited) $	(audited) $
Canada - Ontario
Spider No. 1 / MacFadyen and
Kyle	264,867	264,867	2,237,084	2,237,084	2,501,951	2,501,951
Spider No. 3 / McFaulds Lake	156,281	156,281	4,033,414	4,033,414	4,189,695	4,189,695
Wawa	64,995	64,995	91,949	91,949	156,944	156,944
Freewest (a)	58,900	58,900	5,288,806	4,701,472	5,347,706	4,760,372
Diagnos	19,065	19,065	78,800	78,800	97,865	97,865
Pele Mountain	109,676	109,676	370,352	369,602	480,028	479,278
Uniform Surround	7,747	7,747	203	203	7,950	7,950
East West option	128,849	128,849	275,397	275,397	404,246	404,246
Railway infrastructure (b)	9,820,388	2,897,437	-	-	9,820,388	2,897,437
Smelter Royalty	2,632,587	2,632,587	-	-	2,632,587	2,632,587
Victor West	119,979	119,979	-	-	119,979	119,979
Other	5,289	5,289	3,249	3,249	8,538	8,538
	13,388,623	6,465,672	12,379,254	11,791,170	25,767,877	18,256,842

(a)
On March 27, 2009, the Company negotiated an amendment to the Freewest Option Agreement whereby the option earn-in calls for a $15 million, three-year commitment.   As a result of this amendment, the Company is no longer required to prepare a bankable feasibility study within 18 months, as had been called for in the 2005 agreement.  Under the amendment, KWG would have options for up to a $7.5 million commitment over the next three years, of which $2.5 million would be required to be spent before March 31, 2010.   During the first quarter of 2010, Freewest was served with a notice that this first commitment had been met.

KWG Resources Inc.
(An exploration stage company)
Notes to Interim Consolidated Financial Statements (in Canadian dollars)
March 31, 2010 and 2009 (unaudited)

(b)
During the first quarter of 2010, the Company through its wholly-owned subsidiary Canada Chrome Corporation, continued to explore and develop a transportation link to the Company’s properties in Northern Ontario.  All costs related to this project have been capitalized.

	March 31,	December 31,
Cost and deferred exploration expenses	2010	2009
Balance - Beginning of year	18,256,842	9,658,935

Acquisition, staking and permits	6,922,951	5,650,003
Exploration expenses
Drilling	361,486	1,211,890
Geology	149,040	848,873
Geophysics	2,715	147,843
Sampling	-	103,876
Consulting	7,056	127,129
Field preparation	-	3,811
Management	7,309	170,439
Line cutting and road	8,209	55,658
Camp expenses	28,104	121,641
Resource studies	1,221	43,809
Drafting	2,846	14,080
Planning	10,635	33,891
Fuel	-	45,955
Survey	9,463	19,009
	588,084	2,947,904
Balance - End of year	25,767,877	18,256,842

8	Share capital

Authorized
An unlimited number of common shares
Issued
Changes in the Company’s share capital were as follows:

	March 31, 2010		December 31, 2009

	Number of shares	Amount $	Number of shares	Amount $
Balance - Beginning of year	477,863,510	17,039,499	288,134,821	27,835,259
Issued for Canadian exploration expenses (i)	39,090,000	4,886,250	67,489,920	4,086,845
Less: Value of warrants	-	(945,726)	-	(754,582)
Issued for working capital requirements (ii)	500,000	35,000	80,334,056	4,825,226
Less: Value of warrants	-	(4,375)	-	(1,106,944)
Issued for acquisition of mining assets	-	-	15,000,000	970,000
Less: Value of warrants	-	-	-	(370,000)
Issued for commission	-	-	2,204,746	143,308
Issued following exercise of warrants and
compensation options	2,363,846	276,570	24,699,967	1,458,649
Less: Value of warrants	-	-	-	(48,262)
Reduction of share capital issued	-	-	-	(20,000,000)

Balance - End of year	519,817,356	21,287,218	477,863,510	17,039,499

KWG Resources Inc.
(An exploration stage company)
Notes to Interim Consolidated Financial Statements (in Canadian dollars)
March 31, 2010 and 2009 (unaudited)

(i)
On March 31, 2010 the Company completed a non-brokered private placement of 39,090,000 “flow-through” units for total consideration of $4,886,250.  These units were issued at $0.125 each and comprised one flow-through common share of the Company and one-half of a common share purchase warrant exercisable at a price of $0.15 per warrant to acquire one common share for a period of two years.

The fair value of the purchase warrants included in the units was estimated using the Black- Scholes method based on the following assumptions: dividend yield of 0%, volatility of 100%, risk free interest rate of 0.96% and an expected life of two years.  As a result, the fair value of the purchase warrants was estimated at $945,726 after a pro rata allocation of the fair value of the units’ components.

(ii)
On February 23, 2010 the Company completed a private placement of 500,000 units at $0.07 per unit for a total consideration of $35,000.  Each unit was comprised of one common share and one-half of a common share purchase warrant exercisable at a price of $0.10 per warrant to acquire one common share for a period of one year.

The fair value of the purchase warrants included in the units was estimated using the Black- Scholes method based on the following assumptions: dividend yield of 0%, volatility of 100%,  risk free interest rate of 0.62% and an expected life of one year.  As a result, the fair value of the purchase warrants was estimated at $4,375 after a pro rata allocation of the fair value of the units’ components.

9	Warrants and compensation options

Changes in the Company’s outstanding common share purchase warrants and compensation options were as follows:

	Three month period ended			Year ended
	March 31, 2010			December 31, 2009
	Warrants	Compensation options	Amount $	Warrants	Compensation options	Amount $
Issued
Balance - Beginning of year	159,709,798	1,102,373	4,031,086	94,005,808	9,060,157	1,637,809
Issued as part of private placement of units
(note 9(i)(ii))	19,795,000	-	950,101	84,030,583	-	1,861,526
Issued for acquisition of mining assets	-	-	-	15,000,000	-	370,000
Agent’s compensation options	-	-	-	2,529,967	1,102,373	18,740
Exercised	(2,363,846)	-	(40,186)	(18,475,000)	(4,377,467)	(137,439)
Extension of warrants maturity date	-	-	-	-	-	660,000
Expired	-	-	-	(17,381,560)	(4,682,690)	(379,550)

Balance - End of year	177,140,952	1,102,373	4,941,001	159,709,798	1,102,373	4,031,086

Outstanding common share purchase warrants and compensation options entitle their holders to subscribe for an equivalent number of common shares.

KWG Resources Inc.
(An exploration stage company)
Notes to Interim Consolidated Financial Statements (in Canadian dollars)
March 31, 2010 and 2009 (unaudited)

A summary of the Company’s outstanding warrants and compensation options as at March 31, 2010 is presented below:

Number of warrants	Compensation options	Exercise price $	Expiry date

2,000,000	-	0.10	August 2010
17,994,960	-	0.10	November 2010
5,750,000	1,102,373	0.10	December 2010
250,000	-	0.10	February 2011
2,453,044	-	0.065	October 2011
19,545,000	-	0.15	March 2012
200,000	-	0.10	May 2012
1,300,000	-	0.10	June 2012
1,000,000	-	0.10	July 2012
6,600,000	-	0.10	September 2012
24,190,000	-	0.10	October 2012
9,375,000	-	0.12	October 2012
4,135,000	-	0.15	December 2012
7,062,325	-	0.18	December 2012
22,224,784	-	0.05/0.10 U.S.	March 2014
9,310,839	-	0.05/0.10 U.S.	April 2014
15,000,000	-	0.10	July 2014
28,750,000	-	0.05/0.10	August 2014

177,140,952	1,102,373

10	Stock option plan

During the three-month period ended March 31, 2010 there was no change in the Company’s number of stock options outstanding (note 16).

The following table summarizes information about options outstanding and exercisable as at March 31, 2010:
		Outstanding	Exercisable
		options	options
Exercise price $	Number of options	Average contractual life (in years)

0.10	23,591,780	2.15	19,442,718
0.12	5,940,500	2.68	5,940,500
0.15	500,000	2.81	500,000

	30,032,280		25,883,218

Total stock compensation costs for the period ended March 31, 2010 amounted to $67,823 (2009 -$29,466).

KWG Resources Inc.
(An exploration stage company)
Notes to Interim Consolidated Financial Statements (in Canadian dollars)
March 31, 2010 and 2009 (unaudited)

11	Contributed surplus

	March 31,	December 31,
	2010 $	2009 $
Balance - Beginning of year	3,258,431	2,626,615

Stock compensation costs (note 11)	67,824	252,266
Expiry of warrants	-	379,550

Balance - End of year	3,326,255	3,258,431

12	Accumulated other comprehensive loss

	March 31,	December
	2010	31, 2009
	(unaudited) $	(audited) $

Accumulated other comprehensive loss - beginning of year	(255,805)	(225,574)

Latent gain/(loss) on temporary investments available for sale	67,620	(30,231)

Accumulated other comprehensive loss - end of year	(188,185)	(255,805)

	Three month	Year ended
	period ended	December 31,
	March 31, 2010 $	2009 $

Latent loss on temporary investments - beginning of year	(255,805)	(225,574)

Unrealized gain (loss) for the year on Spider investment	16,250	6,250
Unrealized gain (loss) for the year on Mesa investment	(17,674)	5,302
Unrealized gain (loss) for the year on Strike investment	69,044	(41,783)

Latent loss on temporary investments - end of year	(188,185)	(255,805)

With respect to the Company’s investments, the latent loss on temporary investments available for sale adjustments represent the unrealized gain or loss on the Company’s net investments (note 5).

KWG Resources Inc.
(An exploration stage company)
Notes to Interim Consolidated Financial Statements (in Canadian dollars)
March 31, 2010 and 2009 (unaudited)

13	Related party transactions

Related party transactions occurred in the normal course of business and were recorded at the exchange value, reflecting the consideration determined and agreed to by the parties. In the first quarter of 2010, officers and companies controlled by officers charged consulting fees totalling $61,438 (March 31, 2009 - $70,952) of which $35,761 remained payable at March 31, 2010 (March 31, 2009 - $31,898) and directors of the Company and a company controlled by a director of the Company charged $30,728 (March 31, 2009 - $58,300) for professional consulting services and directors fees of which $nil remained payable at March 31, 2010 (March 31, 2009 - $nil).

14	Financial instruments

The Company is exposed to various financial risks resulting from both its operations and its investments activities. The Company’s management manages financial risks. The Company does not enter in financial instrument agreements including derivative financial instruments for speculative purposes. The Company’s main financial risk exposure and its financial risk management policies are as follows:

Interest rate risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in the market interest rates.

Credit Risk

It is management’s opinion that the Company is not exposed to significant credit risks.

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is subject to concentrations of credit risk through cash and accounts receivable. The Company reduces its credit risk by maintaining part of its cash in financial instruments guaranteed by and held with a Canadian chartered bank.

Foreign Exchange Risk

Foreign exchange risk is the potential adverse impact on earnings and economic value due to movements and volatilities in foreign exchange rates. The Company maintains cash denominated in US dollars and it also engages suppliers whose payments are required to be made in US dollars. As a result, the Company is exposed to US dollar fluctuations. As at March 31, 2010 US dollar denominated balances included cash of US$398,163 (US$30,925 in 2009) and accounts payable of US$3,098,983 (US$272,720 in 2009).

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet the obligations associated with its financial liabilities. As at March 31, 2010, the Company did not have enough funds available to satisfy its obligations under accounts payable and accrued liabilities. However, this was rectified through the issuance of new equity in April 2010 (note 16).

In the past few years, the Company has financed its liquidity needs primarily by issuing equity securities. As the Company is currently incurring operating losses, additional capital will be required to continue exploration activities on the properties (note 1).

KWG Resources Inc.
(An exploration stage company)
Notes to Interim Consolidated Financial Statements (in Canadian dollars)
March 31, 2010 and 2009 (unaudited)

Fair Value

Fair value estimates are made at the balance sheet date, based on relevant market information and other information about financial instruments.

As at both March 31, 2010 and December 31, 2009, all financial instruments (cash, accounts receivable, and accounts payable and accrued liabilities) have fair values which approximate their carrying values due to the relatively short period to maturity of the instruments. For temporary investments refer to note 6.

15	Commitments

Pursuant to flow-through financing agreements closed during the period ended March 31, 2010, the Company must incur $4,886,250 in exploration expenses by December 31, 2010.

16	Subsequent events

(i)
On April 16, 2010 the Company closed the second tranche of a non-brokered private placement through the sale of 22,467,308 units at $0.125 each for gross proceeds of $2,808,414.  Finder’s fees  totaling $224,673 were paid. All securities issued pursuant to this private placement have a hold period of four months ending August 17, 2010.  Directors of the Company subscribed for $500,000 of these units.

(ii)
On April 7, 2010 the Company was notified by Cliffs Greene B. V. (“Cliffs”) that it wished to exercise its pre-emptive right to participate in the private placement announced by the Company on March 19, 2010 and it will subscribe for such number of units that it holds a 19.9% interest in the Company on a fully-diluted basis following completion of the Private Placement and the exercise of warrants referred to below.  On April 21, 2010 Cliffs purchased the final tranche of the private placement which consisted of 26,382,390 non flow-through units at $0.125 each for gross proceeds   of $3,297,799.  In the result, the private placement raised a total of approximately $11 million.

In addition, Cliffs provided notice that it is exercising warrants previously issued to it to acquire 5,016,769 common shares of the Company for gross proceeds of US$250,839.45. These warrants were issued to Cliffs to enable it to avoid dilution of its interest in the Company, and became exercisable upon the exercise of warrants held by third parties to acquire 25,083,845 common shares of the Company.

(iii)
On May 19, 2010 the shareholders of the Company approved the conversion of the Company’s Employee Incentive Stock Option Plan into a rolling option plan pursuant to which a maximum of 10% of the number of issued and outstanding shares of the Company from time to time may be reserved and allocated for the granting of stock options.

(iv)
On May 21, 2010 the Board of Directors awarded 26,045,000 options to purchase treasury shares at $0.125 each under the provisions of the Company’s revised Employee Incentive Stock Option Plan. Of the total awards 8,345,000 were allocated to employees and consultants of the Company and of its subsidiaries, 7,500,000 to directors, 4,500,000 to directors who are also officers, and 5,700,000 to officers of the Company and of its subsidiaries. The options vest over a period of 18 months and are exercisable over a period of five years.

KWG Resources Inc.
(An exploration stage company)
Notes to Interim Consolidated Financial Statements (in Canadian dollars)
March 31, 2010 and 2009 (unaudited)

(v)
On May 25, 2010 the Company announced that the board of directors of the Corporation approved the  adoption of a shareholder rights plan, effective May 25, 2010. The objective of the rights plan is to ensure, to the extent possible, that all shareholders of the Corporation are treated equally and fairly in connection with any initiative to acquire control of the Corporation. The rights plan is not intended to and will not prevent a take-over of the Corporation. The purpose of the rights plan is to encourage a potential bidder to make a "Permitted Bid", having terms and conditions designed to meet the objectives of the rights plan, or to negotiate the terms of an offer with the board of directors of the Corporation. A Permitted Bid is a take-over bid that is made to all holders of voting shares of the Corporation (other than the bidder) for all of the voting shares held by them, by way of a take-over bid circular prepared in compliance with applicable securities laws, that remains open for acceptance by shareholders of the Corporation for 60 days (or such shorter period of time as may be approved by the board of directors of the Corporation from time to time), and that satisfies certain other conditions, including the condition that a take-over bid made by an offeror who possesses confidential information concerning the Corporation will not constitute a Permitted Bid unless the offeror has entered into a confidentiality agreement containing a standstill provision with the Corporation within the three months that precedes the commencement of the bid. The rights plan must be confirmed by shareholders within six months of its effective date. The listing of the rights is subject to acceptance by the TSX Venture Exchange.

(v)
On May 25, 2010 the Company announced that it had entered into a binding letter agreement (“Letter   Agreement”) with Spider Resources Inc. which sets out the principal terms upon which it is proposed that the two corporations will complete a business combination (the “Merger”), at the conclusion of which the shareholders of each corporation will hold 50% of the outstanding shares of the ongoing public corporation. The combined company will hold a current interest of 53% in the Big Daddy deposit, with the option to earn a further 7% to achieve a 60% interest in the project. It is anticipated that the ongoing public corporation will continue to be named “KWG Resources Inc.” for a period of time after the Merger and will continue to be listed on the TSX Venture Exchange (“TSXV”) and on the Canadian National Stock Exchange (the “CNSX”). Following the Merger, it is proposed that the name of the ongoing public company will be changed to “Spider-KWG Resources Inc.” subject to shareholder and regulatory approvals.

Rationale for the Merger

KWG and Spider have decided to combine, as the logical next step of the continued exploration and development of their jointly held mineral projects in Northern Ontario. The Merger has been initiated in order to combine the companies’ respective assets and experienced management teams, facilitate future financings and rationalize operations, all with a view to enhancing shareholder value. In particular, the Merger will result in the combined company having a majority interest in the Big Daddy Deposit with the ongoing right to operate the continued exploration, development and mining activities thereon.

Highlights of the Merger

It is anticipated that the Merger will be effected by way of a three cornered amalgamation under the Canada Business Corporations Act (the “CBCA”), pursuant to which Spider (a corporation formed under  the CBCA) will amalgamate with a newly-incorporated, wholly-owned CBCA formed subsidiary of KWG, to become a wholly-owned subsidiary of KWG. Prior to the completion of the Merger, KWG will transfer its interests in the railway right of way, in its 1% net smelter returns royalty covering the Big Daddy deposit, the Black Thor Deposit and the Black Label Deposit

KWG Resources Inc.
(An exploration stage company)
Notes to Interim Consolidated Financial Statements (in Canadian dollars)
March 31, 2010 and 2009 (unaudited)

granted by Freewest Resources Canada Inc., and cash in an amount to be agreed upon between KWG and Spider to KWG’s wholly-owned subsidiary, Debuts Diamonds Inc. (“Debuts”), in exchange for Debut’s interest in various diamond exploration projects and a number of common shares of Debuts to be specified, and will distribute all of the outstanding common shares of Debuts to the shareholders of record of KWG.

Under the terms of the Merger:

(a)
all of the common shares of Spider (the “Spider Shares”) outstanding will be exchanged for common shares of KWG (the “KWG Shares”) at the ratio of one (1) Spider Share for that number of KWG Shares equal to:

(i)	the number of outstanding KWG Shares, divided by

(ii)	the number of outstanding Spider Shares,

in each case calculated as at the close of business on the date immediately preceding the effective date of the Merger (the “Exchange Ratio”);

(b)
each of the outstanding warrants to purchase one Spider Share (“Spider Warrant”) will, subject to regulatory approval, be exchanged for a warrant of KWG (“KWG Warrant”) exercisable to acquire that number of KWG Shares equal to the Exchange Ratio. All other terms of such KWG Warrant, including the exercise price and the expiry date thereof, shall be the same as the Spider Warrant;

(c)
each of the outstanding options (whether or not vested) to acquire one Spider Share will, subject to regulatory approval, be exchanged for an option of KWG exercisable to acquire that number of KWG Shares equal to the Exchange Ratio at an exercise price per KWG Share and on other terms to be agreed upon and included in the definitive agreement in respect of the Merger (the “Definitive Agreement”);

(d)
each of the outstanding compensation options of Spider (each, a “Spider Unit Compensation Option”) to acquire a unit of Spider (each, a “Spider Unit”), each Spider Unit consisting of one Spider Share and one common share purchase warrant of Spider, will, subject to regulatory approval, be exchanged for one compensation option of KWG (each, a “KWG Unit Compensation Option”) exercisable to acquire a number of units of KWG equal to the  Exchange Ratio (each, a “KWG Unit”), each KWG Unit consisting of one KWG Share and one common share purchase warrant of KWG. All other terms of the KWG Unit Compensation Options, including the expiry dates thereof, shall be the same as the Spider Unit Compensation Options for which they are exchanged and all terms of the common share purchase warrants of KWG comprising part of the KWG Unit, including the exercise price and expiry date thereof, shall be the same as the common share purchase warrant of Spider comprising part of the Spider Unit; and

(e)	KWG shall continue with its listing on the TSXV and the CNSX.

KWG and Spider will cooperate in structuring the Merger, which may vary from the foregoing structure on the basis of tax, securities, corporate law and other advice in order to ensure the most  efficient structure for each of the parties and their respective security holders. Completion of the  Merger is subject to a number of conditions, including, but not limited to, confirmatory due

KWG Resources Inc.
(An exploration stage company)
Notes to Interim Consolidated Financial Statements (in Canadian dollars)
March 31, 2010 and 2009 (unaudited)

diligence, the negotiation and execution of the Definitive Agreement, the receipt of all required regulatory approvals, including the approval of the TSXV, and approval of the shareholders of Spider.

The Merger will be submitted to the shareholders of Spider (the “Spider Shareholders”) for consideration and approval at a special meeting to be convened by Spider as soon as possible following the completion, to the satisfaction of Spider and KWG, as applicable, of their due diligence investigations and execution of definitive documentation.

Each party will pay its own costs and expenses (including all legal, accounting and financial advisory fees and expenses) in connection with the Merger, including expenses related to the preparation, execution and delivery of the Letter Agreement, the Definitive Agreement and such other required documents.

In addition, the parties have agreed that each party will pay the other a break fee of CDN$2.3 million if, among other things, the Merger is not completed as a result of such party completing an alternative transaction, including but not limited to a merger, amalgamation, share exchange, business combination, take-over bid, sale or other disposition of material assets, recapitalization, reorganization, liquidation, sale or issuance of a material number of treasury securities (except upon the due exercise of convertible securities outstanding on the date of this news release) or rights or interests therein or thereto or rights or options to acquire any material number of treasury securities or any type of similar transaction involving it or any of its subsidiaries other than with the other party to the Letter Agreement, the board of directors of such party withdraws or modifies, in a manner materially adverse to the other party to the Letter Agreement, its approval or recommendation of the Merger or otherwise fails to make such approval or recommendation, such party enters into a letter of intent or definitive written agreement with respect to a Superior Proposal (as defined in the Letter Agreement), or if such party is subject to a take-over bid initiated by a third party. This break fee will also be payable by Spider to KWG if KWG terminates the Letter Agreement following the failure by Spider to mail a proxy circular and related documents in respect of the Merger to its shareholder on or before June 21, 2010. The parties have further agreed that, in certain other circumstances, Spider will pay a break fee to KWG of CDN$1.1 million or, KWG will pay a break fee to Spider of CDN$1.4 million.

Proposed Take-Over Bids for KWG and/or Spider by Cliffs Natural Resources Inc.

On May 24, 2010, Cliffs Natural Resources Inc. (“Cliffs”) announced that it intends to make take-over bids for all of the issued and outstanding common shares (not already owned by Cliffs or its affiliates) of KWG and/or Spider for cash consideration of $0.13 per share. Cliffs advised  that neither bid would be conditional upon the completion of the other. The board of directors of each of Spider and KWG has formed an independent special committee to consider the bid by Cliffs.

KWG RESOURCES INC.
(An exploration stage company)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

PricewaterhouseCoopers LLP Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000 Toronto Dominion Centre Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133 Facsimile +1 416 365 8215

April 26, 2010

Auditors’ Report

To the Shareholders and Directors of
KWG Resources Inc.

We have audited the consolidated balance sheets of KWG Resources Inc. (the Company) as at December 31, 2009 and 2008 and the consolidated statements of operations and deficit, comprehensive loss, shareholders’ equity and cash flow for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Accountants, Licensed Public Accountants

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l. and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

KWG Resources Inc.
(An exploration stage company)

Consolidated Balance Sheets
As at December 31, 2009 and 2008

	2009	2008
	$	$
Assets

Current assets
Cash (note 5)	2,056,751	1,528,897
Accounts receivable	216,486	96,059
Temporary investments (note 6)	134,991	152,722
Prepaid expenses	25,022	23,062
	2,433,250	1,800,740

Capital assets (note 7)	40,101	-
Mining assets (note 8)	18,256,842	9,701,315
	20,730,193	11,502,055
Liabilities

Current liabilities
Accounts payable and accrued liabilities	1,961,496	505,826

Shareholders’ Equity

Share capital (note 9)	17,039,499	27,835,259

Warrants and compensation options (note 10)	4,031,086	1,637,809

Contributed surplus (note 12)	3,258,431	2,626,615

Deficit	(5,304,514)	(20,877,880)

Accumulated other comprehensive loss (note 13)	(255,805)	(225,574)
	18,768,697	10,996,229

	20,730,193	11,502,055

Nature of Operations and Going Concern (note 1)

Approved by the Board of Directors

(s) Douglas M. Flett		(s) Michael S. Harrington
	Director		Director

KWG Resources Inc.
(An exploration stage company)

Consolidated Statements of Operations and Deficit
For the years ended December 31, 2009 and 2008

	2009	2008
	$	$

Income
Gain on disposal of royalty (note 8(j))	-	117,751
Interest income	20,005	93,036
	20,005	210,787
Expenses
Administrative	2,708,367	1,030,819
Amortization	8,300	-
Part XII.6 taxes	-	86,000
Stock compensation costs (note 11)	252,266	448,037
Warrants extension cost (note 10)	660,000	-
Write-down and write-off of mining assets (note 8)	-	10,829,266
Unrealized loss on temporary investment (note 6(b))	47,500	88,566
Loss on exchange	443,898	-
	4,120,331	12,482,688
Loss before income tax	(4,100,326)	(12,271,901)

Future income tax recovery (note 14)	105,000	1,140,000

Loss for the year	(3,995,326)	(11,131,901)

Deficit - Beginning of year	(20,877,880)	(8,546,676)

Share and warrant issue expenses	(431,308)	(1,199,303)
Reduction of deficit	20,000,000	-

Deficit - End of year	(5,304,514)	(20,877,880)

Loss per share	(0.01)	(0.04)

Weighted average number outstanding shares
	364,914,105	265,482,144

Consolidated Statements of Comprehensive Loss
For the years ended December 31, 2009 and 2008
	2009	2008
	$	$

Loss for the year	(3,995,326)	(11,131,901)
Other Comprehensive loss
- Change in unrealized loss on financial assets
available-for-sale	(47,085)	(189,210)

Comprehensive Loss	(4,042,411)	(11,321,111)

KWG Resources Inc.
(An exploration stage company)

Consolidated Statements of Cash Flows
For the years ended December 31, 2009 and 2008

	2009	2008
Cash flows from	$	$

Operating activities
Loss for the year	(3,995,326)	(11,131,901)
Adjustments for
Amortization of capital assets	8,300	-
Stock compensation costs (note 11)	252,266	448,037
Write-down and write-off of mining assets	-	10,829,266
Write-off of accounts receivable	-	2,007
Unrealized loss on temporary investment (note 6(b))	47,500	88,566
Warrants extension cost	660,000	-
Future income tax recovery (note 14)	(105,000)	(1,140,000)
	(3,132,260)	(904,025)

Change in non-cash working capital items	1,333,283	354,619

	(1,798,977)	(549,406)

Financing activities
Share capital issued	8,326,414	537,720
Warrants and compensation options issued	1,861,526	101,020
Share and warrant issue expenses	(164,259)	(46,370)
	10,023,681	592,370

Investing activities
Additions to mining assets	(7,585,527)	(3,631,951)
Acquisition of temporary investments (note 6)	(60,000)	(354,266)
Acquisition of capital assets	(48,401)	-

	(7,693,928)	(3,986,217)

Effect of exchange rate changes on cash	(2,922)	-

Net change in cash and cash equivalents during the year	527,854	(3,943,253)

Cash and cash equivalents - Beginning of year	1,528,897	5,472,150

Cash and cash equivalents - End of year	2,056,751	1,528,897

Change in non-cash working capital items comprises:
Accounts receivable	(120,427)	(37,531)
Prepaid expenses	(1,960)	(15,756)
Accounts payable and accrued liabilities	1,455,670	407,906

	1,333,283	354,619
Additional information - non-cash transactions

Issuance of shares/warrants for mining assets	970,000	68,000
Issuance of agent compensation options	18,740	12,933
Expired warrants included in contributed surplus	378,998	182,070
Additions to mining assets included in accounts payable	1,502,796	77,708

KWG Resources Inc.
(An exploration stage company)

Notes to Consolidated Financial Statements
December 31, 2009 and 2008

1	Nature of Operations and Going Concern

KWG Resources Inc. (the “Company”), an exploration stage company, is involved in the exploration  of base and precious metals and diamonds and in the development of a transportation link to access  the remote areas where these are located.  It has interests in properties located in Canada at the  exploration stage.

These financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due for the foreseeable future.

The Company is in the process of exploring its mineral property interests and has not yet determined  whether its mineral property interests contain mineral deposits that are economically recoverable.  The Company will periodically have to find additional funds to continue its exploration activities,  and while it has been successful in doing so in the past, there can be no assurance it will be able to  do so in the future.

Until it is determined that properties contain mineral reserves or resources that can be economically mined, they are classified as exploration properties. The recoverability of deferred exploration expenses is dependent upon: the discovery of economically recoverable reserves and resources; securing and maintaining title and beneficial interest in the properties; the ability to obtain necessary financing to complete exploration, development and construction of processing facilities; obtaining certain government approvals; and attaining profitable production.

For the year ended December 31, 2009, the Company incurred a loss of $3,995,326 ($11,131,901 for the year ended December 31, 2008). Cash as at December 31, 2009 amounted to $2,056,751 ($1,528,897 as at December 31, 2008) including funds reserved for exploration of $1,433,801 ($369,808 as at December 31, 2008). Accounts payable and accrued liabilities as at December 31, 2009 amounted to $1,961,496 ($505,826 as at December 31, 2008). In addition to ongoing working capital requirements, the Company must secure on an ongoing basis sufficient funds for its existing commitments for exploration and general and administration costs.

Management will continue to pursue all financing alternatives available to fund its ongoing obligations and exploration activities.  There is no assurance that the Company will be successful in these actions.  Should the Company not be able to obtain the necessary financing, there would be significant doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations.  Such adjustments could be material.

2	Significant accounting policies

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned  subsidiaries Debuts Diamonds Inc. (“DDI”), incorporated in Ontario, Canada on October 18, 2007, which owns  all the issued and outstanding shares of SMD Mining  Corporation (“SMD”) incorporated in Ontario, Canada in January, 2008 and Canada Chrome Corporation (formerly Chrome Canada Corporation) incorporated in Ontario, Canada on July 15, 2009.

KWG Resources Inc.
(An exploration stage company)

Notes to Consolidated Financial Statements
December 31, 2009 and 2008

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting  principles requires management to make estimates and assumptions that affect the reported amounts  of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial  statements and the reported amounts of income and expenses during the reporting period. Significant  areas where management judgment is applied include asset valuations, future income taxes and  compensation options.   Actual results could differ from those estimates and such differences could  be material.

Cash and cash equivalents
Cash and cash equivalents includes cash on hand, bank balances and short-term liquid investments with original maturities of three months or less.

Capital assets

Capital assets represent assets located at the corporate head office and at exploration site and are recorded at the acquisition cost.  Amortization is computed using the straight-line method based on the following number of periods:

Computer & office equipment	-	2 years
Automobiles	-	3 years

Mining assets
Exploration properties include rights in mining properties and deferred exploration expenses.

Exploration costs are deferred until the economic viability of the project has been established, at which time costs are added to mining properties. Costs are written off when properties are abandoned or when cost recovery is uncertain. Management has defined uncertainty as either there being no financial resources available  from the Company or its joint venture partners for development of a mining property over a three-year period or results from exploration work not warranting further investment.

Proceeds from the sale of exploration properties are applied in reduction of related carrying costs and any excess is recorded as a gain in the Consolidated Statements of Operations and Deficit. In the case of a partial sale, if carrying costs exceed the proceeds, only the losses are recorded.

Impairment of long-lived assets

Long-lived assets are reviewed for impairment upon the occurrence of events or changes in circumstances indicating that the carrying value of the assets may not be recoverable, as identified  by comparing their net book value to the estimated undiscounted future cash flows generated by their use and eventual disposal.  Impairment is measured as the excess of the carrying value over the  fair value, determined principally by discounting the estimated net future cash flows expected to be  generated from the use and eventual disposal of the related asset. In the event that the Company has insufficient information about its exploration properties to estimate future cash flows to test the recoverability of the capitalized costs, the Company will test for impairment by comparing the fair value to the carrying amount, without first performing a test for recoverability.

KWG Resources Inc.
(An exploration stage company)

Notes to Consolidated Financial Statements
December 31, 2009 and 2008

Flow-through shares

The Company may finance a portion of its exploration and development activities through the issuance of flow-through common shares. Under the terms of the flow-through share agreements, the resource expenditure deductions for income tax purposes are renounced to investors in accordance with the appropriate income tax legislation. The Company provides for the future effect on income taxes related to flow through shares as a charge to deficit and future income tax liability when the renunciation forms are filed with the tax authorities.

Stock option plan

The Company applies the fair value method to account for options granted to its employees, officers,  directors and consultants. Any consideration paid on exercise of stock options is credited to share capital. The stock compensation cost is stated as per the periods of option acquisition. The contributed surplus resulting from the stock compensation is transferred to share capital when the options are exercised.

Foreign currency translation

Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at year-end exchange rates. Other assets and liabilities as well as items from the Consolidated Statements of  Operations and Deficit are translated at the rates of exchange on each transaction date. Gains and losses on translation are included in the Consolidated Statements of Operations and Deficit.

Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the accounting values and tax values of assets and liabilities using substantively enacted or enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

The Company establishes a valuation allowance against future income tax assets if, based upon  available information, it is more likely than not that some or all of the income tax assets will not be realized.

Share and warrant issue expenses

Share and warrant issue expenses are recorded as an increase in deficit in the year in which they are incurred, with the exception of expenses related to financings not closed at the end of the year, which are deferred.

Loss per share
Loss per share is calculated using the weighted average number of shares outstanding during the year.

KWG Resources Inc.
(An exploration stage company)

Notes to Consolidated Financial Statements
December 31, 2009 and 2008

Related Party Transactions
Related party transactions occurred in the normal course of business and were recorded at the exchange value, reflecting the consideration determined and agreed to by the parties.

Financial instruments - Recognition and measurement

All financial instruments are required to be measured at fair value on initial recognition, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities.

▪	Financial assets and liabilities classified as held-for-trading are required to be measured at fair value, with changes in fair value recognized in net earnings.
▪

Financial assets classified as held-to-maturity, loans and receivables and financial liabilities (other than those held-for-trading) are required to be measured at amortized cost using the  effective interest method of amortization.

▪

Available-for-sale financial assets are required to be measured at fair value, with unrealized gains and losses recognized in Other Comprehensive Loss. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market should be measured at cost.

Fair value measurement of financial assets and liabilities recognized on the balance sheet are categorized into levels within a fair value hierarchy based on the nature of valuation inputs.  The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 - Inputs that are not based on observable market data.

The Company has adopted the following classification:

▪	Cash and cash equivalents are classified as "Financial Assets Held for Trading".
▪	Receivables are classified as “Loans and Receivables”
▪	Temporary investments are classified as “Available-for-Sale”
▪	Accounts payables and accrued liabilities are classified as "Other Financial Liabilities", all of which are measured at amortized cost.

3	Changes in Accounting Policies
Effective January 1, 2009, the Company adopted the following guidance of the Canadian Institute of Chartered Accountants’ Handbook (“CICA”) Handbook.

CICA Handbook Section 3031, "Inventories", relates to the accounting for inventories and revises and  enhances the requirements for assigning costs to and disclosure of inventories. The Company records all  major spare parts inventory in Property, plant and equipment in accordance with CICA Handbook  Section 3031. There was no impact on the financial statements as a result of adoption of this standard.

KWG Resources Inc.
(An exploration stage company)

Notes to Consolidated Financial Statements
December 31, 2009 and 2008

CICA Handbook Sections 3862, "Financial Instruments - Disclosures", and CICA Handbook Section 3863, "Financial Instruments - Presentation", replaces CICA Handbook Section 3861, "Financial Instruments - Disclosure and Presentation". During 2009, CICA Handbook Section 3862, Financial Instruments - Disclosures ("Section 3862"), was amended to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurements.

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives and provides guidance for the classification of related interest, dividends, losses and gains, and circumstances in which financial assets and financial liabilities are offset.

In March 2009, the CICA approved EIC 174, "Mining Exploration Costs". This guidance clarified  when exploration costs related to mineral properties may be capitalized and, if exploration costs are  initially capitalized, when should impairment be assessed to determine whether a write-down is  required. The  guidance further clarified what conditions indicate impairment. This guidance is  applicable to financial statements filed after March 27, 2009. The Company has considered this guidance in assessing the value of its mineral properties and has determined that there is no impairment in value at December 31, 2009.

Future accounting changes
Business Combinations/Consolidated Financial Statement/Non-Controlling Interest

In January 2009, the CICA adopted sections 1582, "Business Combinations", 1601, “Consolidated Financial Statements” and 1602, “Non-Controlling Interest” which superseded current sections 1581, “Business Combinations” and 1600, “Consolidated Financial Statements”. These sections will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. If an entity applies these sections before January 1, 2011, it is required to disclose that fact and apply each of the new sections concurrently. These new sections were created to converge Canadian GAAP to International Financial Reporting Standards.

Goodwill and Intangible Assets - Section 3064

In February 2008, the Canadian Institute of Chartered Accountants ("CICA") issued Section 3064 "Goodwill and Intangible Assets" which replaces "Goodwill and Other Intangible Assets." This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill  and intangible assets. It ensures that intangible assets meet the definition of an asset, and eliminates the "matching" principle, whereby certain costs were being deferred and expensed to match with revenue earned. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the pre-operating period. This change has no impact on the Company since it does not apply to extractive industries.

4	Capital management

The capital of the Company consists of items included in the shareholder’s equity of $18,768,697 as of December 31, 2009 ($10,996,229 as of December 31, 2008). In order to maximize its ongoing exploration activities, the Corporation will not pay any dividends in cash.

While the Company is not exposed to any external capital requirements, neither regulatory nor contractual, funds from the flow-through financing to be spent on the Company’s exploration properties are restricted for this use.

KWG Resources Inc.
(An exploration stage company)

Notes to Consolidated Financial Statements
December 31, 2009 and 2008

The Company’s objectives while managing capital are to safeguard its ability to continue its operations as well as its acquisitions and exploration programs. As needed, the Company raises funds through private placements. The Company does not use long term debt financing since it does not generate operating revenues. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geological or economic potential and if it has adequate financial resources to do so.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2009.

5	Cash
As at December 31, 2009, cash includes an amount of $1,433,801 (2008 - $369,808) reserved for new exploration activities to be conducted in Canada before December 31, 2010.

6	Temporary investments
The portfolio investments consist of common shares of publicly held companies that are available for sale and are recorded at fair value.

	2009	2008
	$	$
Spider Resources Inc. (“Spider”)
250,000 common shares, quoted market value of $13,750
(2008 − 250,000 common shares, quoted market value of $7,500)	15,000	15,000
Copper Mesa Mining (formerly Ascendant Copper Corporation) (“Mesa”)
353,488 common shares, quoted market value of $17,674 (a)
(2008 - 353,488 common shares quoted market value of $12,372)(a)	97,596	97,596
Strike Minerals Inc. (“Strike”)
3,452,217 common shares, quoted market value of $103,567
(2008 - 2,952,217 common shares quoted market value of $132,850) (b)	278,200	265,700
Cost	390,796	378,296
Unrealized loss	(255,805)	(225,574)
Fair value of temporary investments	134,991	152,722

(a)

On March 27, 2008, Mesa completed the acquisition of all of St. Geneviève’s issued and outstanding shares. As a result, St. Geneviève is now a wholly-owned subsidiary of Mesa. In connection with the acquisition, St. Geneviève’s shareholders received one Mesa share for each 6.5394054 St. Geneviève shares held.

(b)

As at December 31, 2008, the assets of SMD included 2,952,217 shares of Strike purchased at a price of $354,266. As the purchase price exceeded the quoted market value at the date of purchase, an unrealized loss of $88,566 was recorded in the 2008 Consolidated Statements of Operations and Deficit. In February 2009, SMD acquired a further 500,000 shares of Strike for a consideration of $60,000 as committed for in 2008.   Since the purchase price exceeded the quoted market value at the date of acquisition, an unrealized loss of $47,500 has been recorded in the 2009 Consolidated Statements of Operations and Deficit.

KWG Resources Inc.
(An exploration stage company)

Notes to Consolidated Financial Statements
December 31, 2009 and 2008

7	Capital Assets

	December 31, 2009			December 31, 2008
			$			$
		Accumulated			Accumulated
	Cost	amortization	Net Value	Cost	amortization	Net Value

Computer & office equipment	14,400	2,244	12,156	-	-	-
Automobiles	34,000	6,055	27,945	-	-	-

	48,400	8,299	40,101	-	-	-

8	Mining assets

	2009	2008
	$	$

Cost and deferred exploration expenses	18,256,842	9,658,935
Deposits on mining assets	-	42,380
	18,256,842	9,701,315

Exploration properties

	Cost		Deferred exploration expenses		Total	Total

	2009	2008	2009	2008	2009	2008
	$	$	$	$	$	$

Canada - Ontario
Spider No. 1 / MacFadyen and
Kyle (a)(b)(c)(d)	264,867	264,867	2,237,084	2,187,948	2,501,951	2,452,815
Spider No. 3 / McFaulds Lake
(a)(e)	156,281	156,281	4,033,414	4,033,414	4,189,695	4,189,695
Wawa (a)(b)	64,995	64,995	91,949	91,949	156,944	156,944
Freewest (a)(f)	58,900	58,900	4,701,472	1,940,474	4,760,372	1,999,374
Diagnos (a)(b)	19,065	19,065	78,800	78,800	97,865	97,865
Pele Mountain (a)(b)(g)	109,676	109,676	369,602	242,856	479,278	352,532
Uniform Surround (b)(h)	7,747	7,747	203	203	7,950	7,950
East West option (i)	128,849	128,849	275,397	264,373	404,246	393,222
Railway infrastructure (k)	2,897,437	-	-	-	2,897,437	-
Smelter Royalty (l)	2,632,587	-	-	-	2,632,587	-
Victor West (m)	119,979	-	-	-	119,979	-
Other	5,289	5,289	3,249	3,249	8,538	8,538
	6,465,672	815,669	11,791,170	8,843,266	18,256,842	9,658,935

(a)
On May 15, 2006, the Company and Spider Resources Inc. (“Spider”) agreed to amend and revise their joint venture agreement. The companies agreed to treat each project in their joint venture as a separate joint venture, to enable each company to either increase or decrease its interest in a project based upon their respective strategic objectives. The Company and Spider agreed to have their respective interest established at 50% in all the current projects of the joint venture.

KWG Resources Inc.
(An exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

Each party agreed to have its interest diluted by not contributing further to the other party’s exploration program until its interest has reached 33 1/3%. At that level, a party’s interest in a project may be maintained by contribution to subsequent programs, or suffer further dilution. When an interest has been reduced to less than 10%, it will be automatically converted to a 0.5% Net Smelter Royalty (“NSR”) in base metals and a 1% NSR in precious metals and diamonds.

(b)
In April 2008, the Company transferred to its wholly-owned subsidiary DDI, the diamond group claims. The fair market value of the mining assets transferred was evaluated at $7,000,000.  Consequently, the Company recorded a write-down  of  mining assets of $5,383,821 prior to the transfer. In December 2008, the Company recorded an additional write-down of $5,311,380 for a total of $10,695,201.

Write-down and write-off of mining properties	2009	2008
	$	$
Write-down
MacFadyen	-	9,120,028
Wawa	-	615,355
Pele Mountain	-	885,104
Uniform	-	31,170
Diagnos	-	43,544
	-	10,695,201
Write-off
Geraldton	-	116,065
Greenstone	-	18,000
	-	134,065

Total	-	10,829,266

(c)
Ashton Mining Canada Ltd. holds a 25% claw back entitlement to any kimberlite property found or developed by KWG/Spider within the geographic limits of the Spider No. 1 project area, with the exception of Kyle Lake No. 1 where Ashton Mining relinquished its rights, which can be executed by paying KWG/Spider an amount equal to 300% of all exploration expenditures on said property.

(d)
The Kyle project was optioned to the new operator, Renforth Resources Inc. (formerly Wycliffe Resources Inc) (“Renforth”), who may earn a 55% interest by transferring a group of adjacent claims and incurring a total of $6 million of exploration expenditures, over a period of three years. The Company’s interest will then be reduced to 22.5% and may be further reduced to 15% by Spider incurring exploration expenditures equal to its prior capital in the KWG/Spider Joint Venture (“KWG/Spider”).

(e)
Following work performed in 2002 and the discovery of massive sulphide mineralization, KWG/Spider and De Beers Canada Exploration Inc. (“De Beers”) entered into a royalty agreement whereby De Beers transferred the acquired participating interest in the Spider No. 3 project in consideration of a 1.5% (NSR) royalty on all mineral products that may be produced from the property. KWG/Spider did not exercise the option to buy back one third (0.5%) of the royalty for a purchase price of $1,500,000 prior to April 30, 2008.

KWG Resources Inc.
(An exploration stage company)

Notes to Consolidated Financial Statements
December 31, 2009 and 2008

On March 6, 2009, UC Resources Ltd. (“UC”), Spider Resources Inc. and the Company signed an option agreement pertaining to the McFaulds east and west properties held jointly by Spider and the Company in the James Bay Lowlands area of Northern Ontario.

The option agreement provides that UC Resources can earn up to a 55% interest in these properties by expending a total of $4.5 million prior to March 6, 2011.  In addition, UC is the operator of the exploration program during its earn-in, after which operatorship is dictated by the terms of a joint venture agreement, where operatorship resides with the party holding the greatest interest in the project.

Under the terms of the option agreement, UC had to spend $1 million on exploration prior to March 6, 2008, to earn a 10% interest, which was included in the letter of intent, in the land package.   In year two, UC was required to spend an additional $1 million prior to March 6, 2009 to obtain an additional 15% of the property package.  In year three, UC was required to spend a further $1.25 million prior to March 6, 2010 to obtain a further 15% of the property package.   All three of these commitments have been fulfilled by UC at this time for a completed 40% interest.

A final incremental interest of 15% can be earned by UC if it spends $1.25 million prior to March 6, 2011, thus making UC’s total commitment $4.5 million in exploration expenditures.

(f)
In December 2005, KWG/Spider entered into an agreement with Freewest Resources Canada Inc. for the acquisition of a 25% interest in certain mining property claims contiguous to McFauld’s Lake in Ontario. The contribution of the Company included a commitment to carry out exploration work in the amount of $1,500,000 before October 13, 2009 of which at least $200,000 was incurred before February 28, 2006; and accordingly, each of KWG and Spider has earned a 25% interest of the property.

On March 27, 2009, the Company negotiated an amendment to the Freewest Option Agreement whereby the option earn-in calls for a $15 million, three-year commitment.   As a result of this amendment, the Company no longer is required to prepare a bankable feasibility study within 18 months, as had been called for in the 2005 agreement.  Under the amendment, KWG would have options for up to a $7.5 million commitment over the next three years, of which $2.5 million would be required to be spent before March 31, 2010.   In early 2010, Freewest was served with a notice that this first commitment had been met.

(g)
In July 2006, the Company acquired from Pele Mountain Resources Inc. certain Attawapiskat River claims located in the Porcupine Mining Division in the Province of Ontario in consideration for 10,127,860 treasury shares. The transaction was recorded at the fair value of the common shares given up at the date of the transaction. The fair value of the common shares was determined based on the quoted value of the shares.  The mineral rights transferred are subject to a 1.0% net product royalty, of which 0.5% may be purchased at any time for $5,000,000.   During the year, the Company staked additional claims for total cost including inherent acquisition expenses of $126,746.

(h)
In February 2007, the Company acquired a 28.12% participating interest and a 2% NSR on a group of claims adjoining the east side of the MacFadyen JV property. These mineral claims surround the DeBeers claims that host the Uniform Pipe.

KWG Resources Inc.
(An exploration stage company)

Notes to Consolidated Financial Statements
December 31, 2009 and 2008

(i)
On July 23, 2008, the Company acquired an option to earn a 65% interest in a group of claims held by East West Resources Corporation. The Company issued 2,000,000 shares at a price of $ 0.034 per share and paid $50,000 for the option for a total of $118,000. The Company must incur exploration expenditures of $250,000 in each of 2008 and 2009 and an additional $1,000,000 by August 2012 to earn 60%. An additional 5% may be earned in any mineral deposit discovered by the Company providing development and production financing. During the year, the Company incurred $11,024 ($264,373 in 2008) in exploration expenses.

(j)
In December 2004, the Company disposed of its interest in Haiti in consideration for work commitments from the purchaser and a 1.5% NSR on all mineral products from the Haitian properties. The purchaser has the right to buy back the NSR by paying to the Company US$750,000 in two installments of (i) US$250,000 and (ii) US$500,000 respectively. In 2008, the Company agreed to reduce the remaining price of repurchase of the royalty to US$100,000 and received the last two installments totaling $117,751 (US$100,000). This amount was recorded as a gain on disposal of royalty since all Haitian properties had been written off in accordance with the Company’s accounting principles.

(k)
During the year, the Company through its wholly-owned subsidiary Canada Chrome Corporation, commenced operations in an effort to explore and develop a transportation link to the Company’s properties in Northern Ontario in order to increase the economic viability of these properties.  These operations entailed a detailed analysis of railroad route alternatives, preliminary soils analysis and claim staking.  All costs related to this project have been capitalized.

(l)
On July 22, 2009, the Company completed the purchase of a 1% net smelter royalty in the Black Thor, Black Label and Big Daddy chrome discoveries in the James Bay lowlands for cash consideration of $1,635,000 including $635,000 payable at the closing of the transaction and a further $1 million payable within one year, and the issuance of 15 million common shares and 15 million common share purchase warrants, with each share purchase warrant entitling the holder to purchase a common share at a price of 10 cents for a period of five years.  The common shares have been valued at $600,000 and the warrants at $370,000 (Note 9(iii)) making the total cost of the purchase $2,605,000.  Additional ancillary costs of $27,587 were also incurred and these have been capitalized.  Included in accounts payable at the end of the year is the amount of $1,000,000 related to the purchase, which is due in July 2010.

(m)
The Company, through its wholly-owned subsidiary DDI, purchased a 100% interest in certain claims in the Victor West area in the James Bay Lowlands south of The Pele Mountain property and west of the Victor Mines during the year.  All costs related to this purchase have been capitalized.

KWG Resources Inc.
(An exploration stage company)

Notes to Consolidated Financial Statements
December 31, 2009 and 2008

Cost and deferred exploration expenses	2009	2008
	$	$

Balance - Beginning of year	9,658,935	16,897,432

Acquisition, staking and permits	5,650,003	165,845
Write-down and write-off of mining assets	-	(1,900,130)
	5,650,003	(1,734,285)
Exploration expenses
Drilling	1,211,890	2,051,619
Geology	848,873	-
Geophysics	147,843	391,078
Sampling	103,876	118,640
Consulting	127,129	451,672
Field preparation	3,811	5,859
Management	170,439	145,211
Line cutting and road	55,658	154,931
Camp expenses	121,641	105,914
Resource studies	43,809	-
Drafting	14,080	-
Planning	33,891	-
Fuel	45,955	-
Survey	19,009	-
Write-down and write-off of mining assets	-	(8,929,136)
	2,947,904	(5,504,212)
Balance - End of year	18,256,842	9,658,935

9	Share capital
Authorized
An unlimited number of common shares
Issued
Changes in the Company’s share capital were as follows:

		2009		2008
	Number of shares	Amount	Number of shares	Amount
		$		$
Balance - Beginning of year	288,134,821	27,835,259	262,863,821	27,212,107
Issued for Canadian exploration expenses
(iv)(v)(vii)	67,489,920	4,086,845	18,475,000	369,500
Less: Value of warrants	-	(754,582)	-	(66,510)
Issued for working capital requirements
(i)(ii)(iv)(viii)	80,334,056	4,825,226	4,000,000	200,000
Less: Value of warrants	-	(1,106,944)	-	(34,510)
Issued for acquisition of mining assets
(iii)	15,000,000	970,000	2,000,000	68,000
Less: Value of warrants	-	(370,000)	-	-
Issued for commission (v)	2,204,746	143,308	-	-
Issued for following exercise of warrants and
compensation options	24,699,967	1,458,649	796,000	86,672
Less: Value of warrants	-	(48,262)	-	-
Reduction of share capital issued (vi)	-	(20,000,000)	-	-

Balance - End of year	477,863,510	17,039,499	288,134,821	27,835,259

KWG Resources Inc.
(An exploration stage company)

Notes to Consolidated Financial Statements
December 31, 2009 and 2008

(i)

On January 20, 2009, Cliffs Natural Resources Inc. (“Cliffs”) entered into an Option to Purchase Securities (the “Option Agreement”) in the Company on or before March 16, 2009 in the aggregate amount of $4,516,750 (US$3,500,000).

As permitted by section 7(c) of the Option Agreement, on March 16, 2009, Cliffs assigned the Option Agreement to an affiliated entity, Cliffs Greene B.V. (“Cliffs B.V.”). At that same date Cliffs B.V exercised the option to subscribe for:

50,448,987 units of the Company (each a “Unit”) at a subscription price of $0.06218 (US$0.048893) per Unit, with each Unit comprised of one (1) common share in the capital of the Company (each a “Common Share”) and approximately 0.44 of a non-transferable Common Share purchase warrant of the Company (each such whole common share purchase warrant, a “Warrant”), with each Warrant entitling Cliffs to purchase one (1) Common Share at $0.063065 (US$0.05) during the first year after issuance thereof and $0.12613 (US$0.10) thereafter, subject to the undertaking of the Company to reduce such price to $0.063065 (US$0.05) upon receipt of all necessary regulatory approvals. Each Warrant would be exercisable for a period of 20 business days following the issuance by the Company of five (5) Common Shares upon the exercise of any of the warrants, options and other rights to purchase or obligations to issue Common Shares outstanding as at the date of execution of the Option Agreement, and would terminate on the fifth anniversary of the date of  issuance of the Warrants; and a non-transferable, non-interest bearing, secured convertible debenture of the Company in the principal amount  of $1,303,425 (US$1,033,398) maturing on April 16, 2009, such amount being equal to the difference between $4,414,550 (US$3.5 million) and the aggregate subscription price of $3,111,125 (US$2,466,602) payable for the Units above (the “Debenture”).  The Debenture was to be converted automatically and without any further action on the part of the Company or Cliffs into Units at the rate of $0.061670 (US$0.048894) per Unit resulting in a further issuance to Cliffs of 21,135,069 Units comprised of 21,135,069 Common Shares and 9,310,839 Warrants.

The fair value of the purchase warrants included in the units was estimated using the BlackSholes method based on the following assumptions: dividend yield of 0%, volatility of 100%, risk-free interest rate of 1.87% and an expected life of five years. As a result, the fair value of the purchase warrants was estimated at $665,091 after a pro-rata allocation of the fair value of the units’ components.

On March 16, 2009, in connection with the exercise of the option granted to Cliffs pursuant to the Option Agreement, the Company and Cliffs B.V. entered into a shareholders’ agreement which provides Cliffs with certain rights of first refusal, pre-emptive rights and the ability to appoint a director to the Company Board of directors.

(ii)
At the annual and special meeting of the shareholders of the Company held on April 15, 2009 (the “Shareholders’ Meeting”), the disinterested shareholders approved the conversion of the principal amount of the debenture $1,303,425 (US$1,033,398) into 21,135,069 units of the Company comprised of 21,135,069 common shares and 9,310,839 warrants.

The fair value of the purchase warrants included in the units was estimated using the Black-Sholes method based on the following assumptions: dividend yield of 0%, volatility of 100%, risk-free interest rate of 1.87% and an expected life of five years. As a result, the fair value of

KWG Resources Inc.
(An exploration stage company)

Notes to Consolidated Financial Statements
December 31, 2009 and 2008

the purchase warrants was estimated at $267,903 after a pro-rata allocation of the fair value of the units’ components.

Following the conversion of the debenture, Cliffs held an aggregate of 71,584,056 common shares and 31,535,623 warrants representing 19.9% of the issued and outstanding common shares on a fully diluted basis.

Each warrant entitles Cliffs to purchase one (1) common share at $0.05233 (US$0.05) until March 16, 2010 and $0.10466 (US$0.10) thereafter (subject to the undertaking of the Company to reduce such price to $0.05233 (US$0.05) upon regulatory approval) and is exercisable for 20 business days following the issuance by the Company of five (5) common shares upon the exercise of any of the warrants, options and other rights to purchase or obligations of the Company to issue common shares outstanding as at January 20, 2009. To the extent not previously exercised the warrants will expire on March 16, 2014.

The conversion of the debenture resulted in a change of control for purposes of certain employment and consulting agreements between the Company and its directors and officers.  As a result a payment totalling $435,000 was made to directors and officers which is included in administrative expenses.

(iii)
On July 22, 2009, the Company issued 15 million common shares and 15 million common share purchase warrants as partial consideration for the purchase of a 1-percent net smelter royalty (Note 7).  Each purchase warrant entitles the holder to purchase one common share at a price of $0.10 for a period of five years.

The fair value of the purchase warrants included in the units was estimated using the Black-Scholes method based on the following assumptions: dividend yield of 0%, volatility of 100%, risk-free interest rate of 1.87% and an expected life of five years.  As a result, the fair value of the purchase warrants was estimated at $370,000 after a pro rata allocation of the fair value of the units’ components.

(iv)
On August 20, 2009, the Company completed a non-brokered private placement of 20,000,000 “flow-through” units and 8,750,000 units, for total subscriptions of $1,437,500.   Both “flow-through” units and units were issued at $0.05 each and comprised one common share of KWG and one common share purchase warrant exercisable at a price of $0.10 per warrant to acquire one common share for a period of five years.

Cliffs Greene B.V. (“Cliffs”), an affiliate of Cliffs Natural Resources Inc., in order to maintain its 19.9% equity interest in KWG, subscribed for all of the units.   Directors and Officers of KWG and its subsidiary Canada Chrome Corporation, subscribed for $622,500 of the “flow-through” units.

The fair value of the purchase warrants included in the units was estimated using the Black-Scholes method based on the following assumptions: dividend yield of 0%, volatility of 100%, risk-free interest rate of 1.87% and an expected life of five years.  As a result, the fair value of the purchase warrants was estimated at $572,500 after a pro rata allocation of the fair value of the units’ components.

KWG Resources Inc.
(An exploration stage company)

Notes to Consolidated Financial Statements
December 31, 2009 and 2008

(v)
On December 7, 2009 the Company completed a private placement totalling 47,489,920 units at $0.065 each for an aggregated amount $3,086,845.  Each unit is comprised of one flow-through common share and one half common share purchase warrant at a price of $0.10 per share until December 7, 2010.  Finder’s fees totalling 2,204,746 compensation units were paid to five qualified parties and each such unit was comprised of one non flow-through share and one-half common share purchase warrant.   All common shares acquired in both the flow-through and non flowthrough units are subject to a four month hold period.

The fair value of the purchase warrants included in the units was estimated using the Black-Scholes model based on the following assumptions: dividend yield of 0%, volatility of 100%, risk-free interest rate of 0.54% and an expected life of one year. As a result, the fair value of the purchase warrants was estimated at $356,982 after a pro-rata allocation of the fair value of the units’ components.

The fair value of the Warrant portion of the agent’s compensation units was estimated using the Black-Scholes model based on the following assumptions: dividend yield of 0%, volatility of 100%, risk-free interest rate of 0.54% and an expected life of one year. As a result, the fair value of the compensation options was estimated at $18,740.

(vi)
At the Shareholders’ Meeting held on April 15, 2009, the shareholders also approved the reduction of the issued and paid-in capital account of the Company by $20,000,000 without reimbursement to the shareholders and the reduction of the deficit by same amount.  This amount has been recorded in the current fiscal year.

(vii)
On December 31, 2008, the Company completed a private placement totalling 18,475,000 units at $0.02 each for an aggregated amount $369,500.   Each unit is comprised of one flow-through common share and one common share purchase warrant at a price of $0.05 per share until December 31, 2009 and thereafter, at a price of $0.10 until December 31, 2010.  Limited Market Dealer Inc. acted as agent and was paid a due diligence fee of $11,085 as well as a finder’s fee consisting of a cash payment of $18,475 and 1,847,500 compensation options.  Each compensation option is exercisable into one non-flow-through unit having the same other terms and conditions as the units issued in the private placement, at a price of $0.05 until December 31, 2009 and thereafter at a price of $0.10 until December 31, 2010.

The fair value of the purchase warrants included in the units was estimated using the Black-Scholes model based on the following assumptions: dividend yield of 0%, volatility of 120%, risk-free interest rate of 2.22% and an expected life of two years. As a result, the fair value of the purchase warrants was estimated at $66,510 after a pro-rata allocation of the fair value of the units’ components.

The fair value of the agent’s compensation options was estimated using a binominal pricing model based on the following assumptions: dividend yield of 0%, volatility of 120%, risk-free interest rate of 2.22% and an expected life of two years. As a result, the fair value of the compensation options was estimated at $12,933.

(viii)
On August 26, 2008 the Company completed a private placement totalling 2,000,000 units at a price of $0.10 each for an aggregate amount of $200,000. Each unit is comprised of two common shares and one purchase warrant exercisable at a price of $0.10 for a period of 24 months from closing.

KWG Resources Inc.
(An exploration stage company)

Notes to Consolidated Financial Statements
December 31, 2009 and 2008

The fair value of the purchase warrants included in the units was estimated using the Black-Scholes model based on the following assumptions: dividend yield of 0%, volatility of 119%, risk-free interest rate of 3.32% and an expected life of two years. As a result, the fair value of the purchase warrants was estimated at $34,510 after a pro-rata allocation of the fair value of the units’ components.

10	Warrants and compensation options
Changes in the Company’s outstanding common share purchase warrants and compensation options were as follows:

	Year ended			Year ended
	December 31, 2009			December 31, 2008
	Warrants	Compensation	Amount	Warrants	Compensation	Amount
		options	$		options	$
Issued
Balance - Beginning of year	94,005,808	9,060,157	1,637,809	91,830,808	7,987,157	1,723,358
Issued as part of private placement of
units (note 9(i)(ii)(iv)(v)(vii)(viii))	84,030,583	-	1,861,526	20,475,000	-	101,020
Issued for acquisition of mining assets
(note 9(iii))	15,000,000	-	370,000	-	-	-
Agent’s compensation options
(note 9(v)(vii))	2,529,967	1,102,373	18,740	-	1,847,500	12,933
Exercised	(18,475,000)	(4,377,467)	(137,439)	(500,000)	(296,000)	(17,432)
Extension of warrants maturity date	-	-	660,000	-	-	-
Expired	(17,381,560)	(4,682,690)	(379,550)	(17,800,000)	(478,500)	(182,070)

Balance - End of year	159,709,798	1,102,373	4,031,086	94,005,808	9,060,157	1,637,809

Outstanding common share purchase warrants and compensation options entitle their holders to subscribe for an equivalent number of common shares.

On May 22, 2009, the TSX Venture Exchange approved the amendment to the terms of 56,149,248 of the company’s outstanding warrants, confirming the extension of warrants having expiry dates varying from June 18 to December 21, 2009 to new expiry dates varying from June 18 to December 21, 2012.   The exercise price of the warrants was not amended.

The fair value of the warrants for which the maturity period was extended was estimated using the BlackScholes financial model based on the following assertions: dividend yield of 0%, volatility of 100%, riskfree interest rate of 1.84% and an expected life of three years.  As a result, the fair value of the extended purchase warrants was estimated at $660,000 which amount was accounted for as an expense in the Consolidated Statement of Operations and Deficit.

KWG Resources Inc.
(An exploration stage company)

Notes to Consolidated Financial Statements
December 31, 2009 and 2008

A summary of the Company’s outstanding warrants and compensation options as at December 31, 2009 is presented below:

Number of warrants	Compensation options	Exercise price $	Expiry date
2,000,000	-	0.10	August 2010
17,994,960	-	0.10	November 2010
5,750,000	1,102,373	0.10	December 2010
2,529,967	-	0.065	October 2011
200,000	-	0.10	May 2012
1,300,000	-	0.10	June 2012
1,000,000	-	0.10	July 2012
6,600,000	-	0.10	September 2012
26,476,923	-	0.10	October 2012
9,375,000	-	0.12	October 2012
4,135,000	-	0.15	December 2012
7,062,325	-	0.18	December 2012
22,224,784	-	0.05/0.10 U.S.	March 2014
9,310,839	-	0.05/0.10 U.S.	April 2014
15,000,000	-	0.10	July 2014
28,750,000	-	0.05/0.10	August 2014
159,709,798	1,102,373

11	Stock option plan

The Company maintains a stock option plan (the “Plan”) whereby the Board of Directors may from time to time grant to employees, officers, directors and consultants of the Company or any subsidiary thereof options to acquire common shares in such numbers, for such terms and at such exercise prices as may be determined by the Board, provided that the exercise price may not be lower than the market price of the common shares at the time of the grant of the options.

As at December 31, 2009, the Plan provides (i) that the maximum number of common shares that may be reserved for issuance under the Plan shall be equal to 40,000,000 common shares (as at December 31, 2008 - 26,280,000); (ii) that the maximum number of common shares which may be reserved for issuance to any one optionee pursuant to a share option may not exceed 5% of the common shares outstanding at the time of the grant; and (iii) that the maximum number of common shares that may be reserved for issuance to insiders of the Company is limited to 10% of the common shares outstanding at the time of the grant.

Options vest over an 18-month period: 25% at the date of the grant and 12.5% in each of the following six quarters. Options granted must be exercised over a period no longer than five years after the date of grant, and they are not transferable.

KWG Resources Inc.
(An exploration stage company)

Notes to Consolidated Financial Statements
December 31, 2009 and 2008

A summary of changes in the Company’s stock options outstanding is presented below:
Options at a fixed price

		2009		2008
		Average	Average
	Number of	exercise	Number of	exercise
	shares	price	shares	price
		$		$

Balance - Beginning of year	23,868,880	0.11	23,881,080	0.11
Granted	6,558,500	0.10	3,379,700	0.10
Exercised	-	-	-	-
Cancelled or expired	(395,100)	0.15	(3,391,900)	0.13
Balance - End of year	30,032,280	0.10	23,868,880	0.11

The following table summarizes information about options outstanding and exercisable as at December 31, 2009:

		Outstanding	Exercisable
		options	options

		Average
Exercise	Number of	contractual life
price	options	(in years)
$
0.10	23,591,780	2.15	18,572,905
0.12	5,940,500	2.68	5,940,500
0.15	500,000	2.81	500,000

	30,032,280		25,013,405

Total stock compensation costs for the year ended December 31, 2009 amounted to $252,266 (2008 - $448,037).

The fair value of the options granted in 2009 and 2008 was estimated using the Black-Scholes option pricing model based on the following assumptions:

	2009	2008

Average dividend per share	Nil	Nil
Estimated volatility	100%	85%
Risk-free interest rate	0.67%	3.85%
Expected life of the options granted	5 years	5 years
Weighted average of estimated fair value of each option granted	$0.057	$0.063

KWG Resources Inc.
(An exploration stage company)

Notes to Consolidated Financial Statements
December 31, 2009 and 2008

12	Contributed surplus

	2009	2008
	$	$
Balance - Beginning of year	2,626,615	1,996,508
Stock compensation costs (note 11)	252,266	448,037
Expiry of warrants (note 10)	379,550	182,070
Balance - End of year	3,258,431	2,626,615

13	Accumulated other comprehensive income (loss)

	2009	2008
	$	$
Accumulated other comprehensive income (loss) - beginning of year	(225,574)	(36,364)
Latent loss on temporary investments available for sale	(30,231)	(189,210)
Accumulated other comprehensive income (loss) - end of year	(255,805)	(225,574)

	2008	2008
	$	$

Latent loss on temporary investments - beginning of year	(225,574)	(36,364)
Unrealized gain (loss) for the year on Spider investment	6,250	(22,500)
Unrealized gain (loss) for the year on Mesa investment	5,302	(33,860)
Unrealized gain (loss) for the year on Strike investment	(41,783)	(132,850)

Latent loss on temporary investments - end of year	(255,805)	(225,574)

With respect to the Company’s investments, the latest loss on temporary investments available for sale adjustments represent the unrealized gain or loss on the Company’s net investments (note 6).

KWG Resources Inc.
(An exploration stage company)

Notes to Consolidated Financial Statements
December 31, 2009 and 2008

14	Income taxes
The future income tax balances are summarized as follows:
(i)

The provision for income taxes presented in these Consolidated Financial Statements is different from what would have resulted from applying the combined Canadian Statutory tax rate as a result of the following:

	2009	2008
	$	$
Loss before income taxes	(4,100,326)	(12,271,901)
Combined federal and provincial income tax at 32.42% (32.85% in 2008)	(1,329,122)	(4,031,319)
Impact of decrease (increase) income tax rate on future income tax balances	1,830,923	(107,611)
Expired tax losses	99,623	75,226
Stock compensation costs	81,772	147,180
Non-taxable portion of capital gain	-	318
Warrants extension cost	213,939	-
Other	(3,135)	(18,545)
Valuation allowance	(999,000)	2,794,753
Recovery of future income taxes	(105,000)	(1,140,000)

(ii)	Future income tax assets

	2009	2008
	$	$
Current future income tax assets
Non-capital losses	110,000	100,000
Share and warrant issue expenses	67,000	54,000
	177,000	154,000
Valuation allowance	(177,000)	(154,000)
Current future income tax assets	-	-
Long-term future income tax assets
Mining assets and deferred exploration expenses	6,741,000	6,546,000
Non-capital losses	1,839,000	1,277,000
Capital losses	10,797,000	12,544,000
Share and warrant issue expenses	102,000	108,000
Investments	52,000	41,000
Exploration equipment	623,000	660,000
	20,154,000	21,176,000
Valuation allowance	(20,154,000)	(21,176,000)
Long-term future income tax assets	-	-
Total future income tax assets	-	-

KWG Resources Inc.
(An exploration stage company)

Notes to Consolidated Financial Statements
December 31, 2009 and 2008

In 2009 the Company issued flow-through units for gross proceeds of $4,086,845 (2008 − $369,500). Under the flow-through share agreements, the Company agreed to renounce $4,086,845 of qualifying expenditures to the investors effective December 31, 2009, although under Canadian tax law, the expenditures may actually be incurred up to December 31, 2010.

The Company is required to record a provision at the time the renunciation is filed with the tax authorities, by an increase in the share and warrant issue expenses relating to the flow-through shares, for the future income taxes related to the tax deductions the Company has forgone. The Company has filed and renounced to the authorities in early 2009, therefore estimated future income taxes of $105,000 were recorded as at December 31, 2009 (2008 − $1,140,000). Consequently, the Company has recognized such expenses as share and warrant issue expenses in 2009 (2008 − $1,140,000).

(iii)

As at December 31, 2009, the cost for income tax purposes of exploration equipment, mining assets and deferred exploration expenses totaled approximately $44,660,000. The difference between the tax cost and the amount capitalized in these Consolidated Financial Statements arises from the write-off of certain assets for accounting purposes, rollover transactions and the tax benefits related to some exploration expenses being renounced in favour of subscribers.

The Company has accumulated non-capital losses for income tax purposes amounting to approximately $7,317,000. These losses will expire as follows:

$
Year ending December 31, 2010	359,000
2014	535,000
2015	653,000
2026	737,000
2027	888,000
2028	1,274,000
2029	2,871,000
(iv)	The Company’s balance of capital losses amounts to approximately $84,500,760 and can be carried forward indefinitely against capital gains.
(v)	The unamortized balance for tax purposes of share and warrant issue expenses amounting to approximately $641,000 is deductible over the next four years.
(vi)	The tax values of assets and liabilities arising from the year ended December 31, 2009, have not been agreed with the relevant tax authorities nor have they been disputed.

15	Related party transactions

In 2009, officers and companies controlled by officers were paid consulting fees totalling $172,787 ($238,244 in 2008) of which $nil remained payable at December 31, 2009 ($4,125 in 2008) and directors of the Company and a company controlled by a director of the Company were paid $85,699 ($68,768 in 2008) for professional consulting services.

KWG Resources Inc.
(An exploration stage company)

Notes to Consolidated Financial Statements
December 31, 2009 and 2008

16	Financial instruments

The Company is exposed to various financial risks resulting from both its operations and its investments activities. The Company’s management manages financial risks. The Company does not  enter in  financial instrument  agreements including derivative financial instruments for speculative purposes.  The Company’s main financial risk exposure and its financial  risk management policies are as follows:

Interest rate risk
Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in the market interest rates.

Credit Risks
It is management’s opinion that the Company is not exposed to significant credit risks.

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is subject to concentrations of credit risk through cash and accounts receivable. The Company reduces its credit risk by maintaining part of its cash in financial instruments guaranteed by and held with a Canadian chartered bank.

Foreign Exchange Risk

Foreign exchange risk is the potential adverse impact on earnings and economic value due to movements and volatilities in foreign exchange rates.   Prior to the current year, the Company did not have any financial assets or liabilities denominated in currencies other than Canadian and was therefore not exposed to significant foreign exchange risk.   However, since the transactions with Cliffs Natural Resources (note 9 (i)(ii)) the Company now maintains cash denominated in US dollars and it also engages suppliers whose payments are required to be made in US dollars.  As a result, the Company is now exposed to US dollar fluctuations.  During 2009, the company realized $443,898 in net foreign exchange losses.  At December 31, 2009 US dollar denominated balances included cash of US$30,925 and accounts payable of US$272,720.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet the obligations associated with its financial liabilities. As at December 31, 2009, the Company had enough funds available to satisfy its obligations under accounts payable and accrued liabilities.

In the past few years, the Company financed its liquidity needs primarily by issuing equity securities. As the Company is currently incurring operating losses, additional capital will be required to continue exploration activities on the properties (note 1).

KWG Resources Inc.
(An exploration stage company)

Notes to Consolidated Financial Statements
December 31, 2009 and 2008

Fair Value
The fair value of financial instruments is summarized as follows:

	2009		2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Fair value Hierarchy Level (note 2)
Financial assets

Held for trading:
Cash	2,056,751	2,056,751	1,528,897	1,528,897	Level 2

Available-for-sale:
Temporary investments	134,991	134,991	152,722	152,722	Level 1

Fair value estimates are made at the balance sheet date, based on relevant market information and other information about financial instruments.

As at both December 31, 2009 and 2008, all financial instruments (cash, accounts receivable, and accounts payable and accrued liabilities) have fair values which approximate their carrying values due to the relatively short period to maturity of the instruments. For temporary investments refer to note 6.

17	Commitments
Pursuant to flow-through financing agreements closed during the year ended December 31, 2009, the Company must incur $1,433,801 in exploration expenses by December 31, 2010.

18	Subsequent events
(i)

On February 23, 2010 the Company closed a private placement of $35,000 of units at a price of $0.07 per unit, each comprised of one common share and one-half of a common share purchase warrant.   Each full warrant is exercisable at a price of $0.10 to acquire one common share for a period of one year from the closing date. All securities issued are subject to a hold period of four months ending June 23, 2010. The proceeds will be affected to working capital.

(ii)

On March 19, 2010 the Company announced a proposed non-brokered private placement of a maximum of $10 million of units of securities of the Company comprised of up to 80,000,000 flow-through units at a price of $0.125 per flow-through unit, with each flow-through unit comprised of one common share of the Company to be issued on a "flow-through" basis and one-half of one Common Share purchase warrant exercisable at a price of $0.15 per Warrant to acquire one Common Share for a period of 2 years from the date of the issuance of the Warrant. The gross proceeds of the private placement will be used for eligible flow-through exploration expenses to be incurred in further assessment of the Big Daddy chromite deposit in the Ring of Fire, as well as data

KWG Resources Inc.
(An exploration stage company)

Notes to Consolidated Financial Statements
December 31, 2009 and 2008

accumulation for railroad engineering studies and will be renounced for the 2010 taxation year.

On March 31, 2010 the Company closed the first tranche of this non-brokered private placement through the sale of 39,090,000 units at $0.125 each for gross proceeds of $4,886,250.  Finder’s fees totaling $390,900 were paid. All securities issued pursuant to this private placement have a hold period of four months ending August 1, 2010.

On April 16, 2010 the Company closed the second tranche of this non-brokered private placement through the sale of 22,467,308 units at $0.125 each for gross proceeds of $2,808,414.  Finder’s fees totaling $224,673 were paid. All securities issued pursuant to this private placement have a hold period of four months ending August 17, 2010.  Directors of the Company subscribed for $500,000 of these units.

(iii)

On April 7, 2010 the Company was notified by Cliffs Greene B. V. (“Cliffs”) that it wished to exercise its pre-emptive right to participate in the private placement announced by the Company on March 19, 2010 and it will subscribe for such number of units that it holds a 19.9% interest in the Company on a fully-diluted basis following completion of the Private Placement and the exercise of warrants referred to below.   On April 21, 2010 Cliffs purchased the final tranche of the private placement (Note 18(ii)) which consisted of 26,382,390 non flow-through units at $0.125 each for gross proceeds of $3,297,799.   In the result, the private placement raised a total of approximately $11 million.

In addition, Cliffs provided notice that it is exercising warrants previously issued to it to acquire 5,016,769 common shares of the Company for gross proceeds of US$250,839.45. These warrants were issued to Cliffs to enable it to avoid dilution of its interest in the Company, and became exercisable upon the exercise of warrants held by third parties to acquire 25,083,845 common shares of the Company.

 Schedule G

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

I.	Purpose

The Audit Committee (the "Committee") is a committee of the board of directors. The primary function of the Committee is to assist the board of directors in fulfilling its financial reporting and controls responsibilities to the shareholders of the Company and the investment community. The external auditors will report directly to the Committee. The Committee's primary duties and responsibilities are:

•
overseeing the integrity of the Company's financial statements and reviewing the financial reports and other financial information provided by the Company to any governmental body or the public and other relevant documents;

•
recommending the appointment and reviewing and appraising the audit efforts of the Company's external auditors, overseeing the external auditors' qualifications and independence and providing an open avenue of communication among the external auditors, financial and senior management and the board of directors;

•	monitoring the Company's financial reporting process and internal controls, its management of business and financial risk, and its compliance with legal, ethical and regulatory requirements.

II.	Composition

The Committee shall consist of a minimum of three directors of the Company, including the Chair of the Committee, the majority of whom shall not be employees, officers or "control persons", as such term is defined hereunder, of the Company. All members shall, to the satisfaction of the board of directors, be "financially literate" as such term is defined hereunder.

The members of the Audit Committee shall be elected by the board of directors at the annual organizational meeting of the board of directors following the annual meeting of shareholders and hold office until until their successors are duly elected and qualified. The board of directors may remove a member of the Audit Committee at any time in its sole discretion by resolution of the board.

III.	Duties and Responsibilities

1.	The Committee shall review and recommend to the board for approval the annual audited consolidated financial statements and the annual MD&A.

2.
The Committee shall review with financial management and the external auditor the Company's financial statements, MD&A's and earnings releases prior to filing with regulatory bodies such as securities commissions and/or prior to their release.

3.
The Committee shall review all documents referencing, containing or incorporating by reference the annual audited consolidated financial statements or non audited interim financial statements results (e.g., prospectuses, press releases with financial results) prior to their release.

4.	The Committee, in fulfilling its mandate, will:

(a)
Satisfy itself that adequate internal controls and procedures are in place to allow the Chief Executive Officer and the Chief Financial Officer to certify financial statements and other disclosure documents as required under securities laws.

(b)
Satisfy itself that adequate procedures are in place for the review of the issuer's public disclosure of financial information extracted or derived from the issuer's financial statements, other than MD&A and annual and interim earnings press releases, and must periodically assess the adequacy of those procedures.

(c)	Recommend to the board of directors the selection of the external auditor, consider the independence and effectiveness and approve the fees and other compensation to be paid to the external auditor.

(d)
Monitor the relationship between management and the external auditor including reviewing any management letters or other reports of the external auditor, and discussing and resolving any material differences of opinion or disagreements between management and the external auditor.

(e)	Review and discuss, on an annual basis, with the external auditor all significant relationships they have with the Company to determine their independence and report to the board of directors.

(f)
Review the performance of the external auditor and approve any proposed discharge and replacement of the external auditor when circumstances warrant. Consider with management the rationale for employing accounting/auditing firms other than the principal external auditor.

(g)
Periodically consult with the external auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the organization's financial statements. Particular emphasis should be given to the adequacy of internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper.

(h)
Arrange for the external auditor to be available to the Audit Committee and the full board of directors as needed. Ensure that the auditors report directly to the Audit Committee and are made accountable to the board and the Audit Committee, as representatives of the shareholders to whom the auditors are ultimately responsible.

(i)	Oversee the work of the external auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services.

(j)	Review and approve hiring policies for employees or former employees of the past and present external auditors.

(k)	Review the scope of the external audit, including the fees involved.

(l)	Review the report of the external auditor on the annual audited consolidated financial statements.

(m)	Review problems found in performing the audit, such as limitations or restrictions imposed by management or situations where management seeks a second opinion on a significant accounting issue.

(n)	Review major positive and negative observations of the auditor during the course of the audit.

(o)
Review with management and the external auditor of the Company's major accounting policies, including the impact of alternative accounting policies and key management estimates and judgments that can materially affect the financial results.

(p)	Review emerging accounting issues and their potential impact on the Company's financial reporting.

(q)	Review and approve requests for any engagement to be performed by the external auditor that is beyond the scope of the audit engagement letter and related fees.

(r)
Review with management, the external auditors and legal counsel, any litigation, claims or other contingency, including tax assessments, which could have a material effect upon the financial position or operating results of the Company, and whether these matters have been appropriately disclosed in the financial statements.

(s)	Review the conclusions reached in the evaluation of management's internal control systems by the external auditors, and management's responses to any identified weaknesses.

(t)
Review with management their approach to controlling and securing corporate assets (including intellectual property) and information systems, the adequacy of staffing of key functions and their plans for improvements.

	(u)	Review with management their approach with respect to business ethics and corporate conduct.

	(v)	Review annually the legal and regulatory requirements that, if breached, could have a significant impact on the Company's published financial reports or reputation.

(w)
Receive periodic reports on the nature and extent of compliance with security policies. The nature and extent of non-compliance together with the reasons therefore, with the plan and timetable to correct such non-compliance will be reported to the board, if material.

	(x)	Review with management the accuracy and timeliness of filing with regulatory authorities.

	(y)	Review periodically the business continuity plans for the Company.

	(z)	Review the annual audit plans of the external auditors of the Company.

	(aa)	Review annually general insurance coverage of the Company to ensure adequate protection of major corporate assets including but not limited to D&O and "Key Person" coverage.

	(bb)	Perform such other duties as required by the Company's incorporating statute and applicable securities legislation and policies.

	(cc)	Establish procedures for:

(i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls, or auditing matters; and

(ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or audit matters.

5.	The Committee may engage and communicate directly and independently with outside legal and other advisors for the Committee as required and set and pay the compensation of such advisors.

6.	On a yearly basis, the Committee will review the Audit Committee Charter and where appropriate recommend changes to the board of directors.

IV.	Secretary

The Secretary of the Committee will be appointed by the Chair.

V.	Meetings

1.
The Committee shall meet at such times and places as the Committee may determine, but no less than four times per year. At least annually, the Committee shall meet separately with management and with the external auditors.

2.	Meetings may be conducted with members present, in person, by telephone or by video conference facilities.

3.	A resolution in writing signed by all the members of the Committee is valid as if it had been passed at a meeting of the Committee.

4.
Meetings of the Audit Committee shall be held from time to time as the Audit Committee or the Chairman of the Committee shall determine upon 48 hours notice to each of its members. The notice period may be waived by a quorum of the Committee.

5.	The external auditors or any member of the Committee may also call a meeting of the Committee. The external auditors of the Company will receive notice of every meeting of the Committee.

	6.	The board shall be kept informed of the Committee's activities by a report, including copies of minutes, at the next board meeting following each Committee meeting.

VI.	Quorum

Quorum for the transaction of business at any meeting of the Audit Committee shall be a majority of the number of members of the Committee.

VII.	Definitions

In accordance with Multilateral Instrument 52-110 - Audit Committee,

"Financially literate" means that the director has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

"Control Person" means any person that holds or is one of a combination of persons that holds a sufficient number of any of the securities of the Company so as to affect materially the control of the Company, or that holds more than 20% of the outstanding voting shares of the Company except where there is evidence showing that the holder of those securities does not materially affect the control of the Company.

Approved by the Board of Directors

April 19, 2010

Document 2

The instructions accompanying this Letter of Transmittal should be read carefully before completing this Letter of Transmittal. Computershare Investor Services Inc. (see below for address and telephone number) or your broker or other financial adviser may assist you in completing this Letter of Transmittal.

LETTER OF TRANSMITTAL

To accompany certificates for common shares of

SPIDER RESOURCES INC.

This Letter of Transmittal, properly completed and signed in accordance with the instructions and rules set out below, together with certificates representing common shares of Spider Resources Inc. (“Spider Shares”) to be exchanged for common shares of KWG Resources Inc. (“KWG Shares”), and all other required documents must be delivered in person or by courier or sent by mail to Computershare Investor Services Inc. at the address set forth on the last page of this Letter of Transmittal.

TO:           COMPUTERSHARE INVESTOR SERVICES INC.

The undersigned hereby represents and warrants that the undersigned is the owner of the number of Spider Shares, which shares are represented by the share certificate(s) described below and delivered herewith and the undersigned has good title to the shares represented by the said certificate(s), free and clear of all liens, charges and encumbrances, and has full power and authority to herewith deposit such shares.

Certificate Number	Number of Shares	Registered in the Name of

The above-listed share certificates are hereby surrendered in exchange for certificates representing KWG Shares at the ratio of one (1) Spider Share for 1.21 KWG Shares, subject to adjustment in accordance with the combination agreement between KWG Resources Inc., Spider Resources Inc. and 7569076 Canada Inc. made as of June 11, 2010.

The undersigned authorizes and directs Computershare Investor Services Inc. to issue a certificate for KWG Shares to which the undersigned is entitled as indicated above. Subject to the foregoing and unless otherwise directed in this Letter of Transmittal, the certificates will be issued in the name of the registered shareholder of the Spider Shares. Unless the shareholder depositing the Spider Shares instructs Computershare Investor Services Inc. to hold the certificate representing the KWG Shares for pick-up by checking the appropriate box in this Letter of Transmittal, the certificate will be forwarded by first class insured mail to such person at the address specified in this Letter of Transmittal. If no such address is specified, the certificate will be sent to the address of the shareholder as shown on the central securities register maintained by or on behalf of Spider Resources Inc. Certificates mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

The undersigned agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the exchange of the Spider Shares, and acknowledges that each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned in this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

PLEASE COMPLETE BLOCK A AND BLOCK B

BLOCK A (see Instruction 4)	BLOCK B (see Instruction 4)
ISSUE KWG SHARE CERTIFICATE(S) IN THE NAME OF: (please print or type):	UNLESS BLOCK C IS CHECKED, MAIL THE KWG SHARE CERTIFICATE(S) TO: (please print or type):

(Name)	(Name)

(Street Address and Number)	(Street Address and Number)

(City and Province or State)	(City and Province or State)

(Country and Postal (Zip) Code)	(Country and Postal (Zip) Code)

(Canadian Social Insurance Number) (U.S. Resident/Citizen must provide their Taxpayer Identification Number)	BLOCK C ☐ HOLD THE KWG SHARE CERTIFICATE(S) FOR PICKUP

THE UNDERSIGNED ACKNOWLEDGES HAVING READ THE TERMS SET OUT ABOVE AND THE INSTRUCTIONS BELOW.

Signature guaranteed by (if required under Instruction 4):	Date:	, 20

Authorized Signatory	Signature of Shareholder or Authorized Representative (See Instruction 3 and 5)

Name of Guarantor (please print or type)	Name of Shareholder (please print or type)

Address (please print or type)	Name of Authorized Representative, if applicable (please print or type)

INSTRUCTIONS

1.	Use of Letter of Transmittal

A manually signed copy of this Letter of Transmittal, properly completed and duly executed as required by the instructions set forth below, together with certificate(s) representing the Spider Shares and other documents required by this Letter of Transmittal, must be received by Computershare Investor Services Inc. at the address specified below. The method of delivery of this Letter of Transmittal, certificates representing the Spider Shares and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received by Computershare Investor Services Inc. Spider Resources Inc. recommends that such documents be delivered by hand to Computershare Investor Services Inc. and a receipt obtained. However, if such documents are mailed, Spider Resources Inc. recommends that registered mail with return receipt be used and that proper insurance be obtained. Holders of Spider Shares which are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in delivering such shares to Computershare Investor Services Inc.

2.	Requirements for Completion of Letter of Transmittal

To complete this Letter of Transmittal, it is mandatory to:

(a)
list the number(s) of the certificate(s) representing the Spider Shares delivered with this Letter of Transmittal and the number of Spider Shares represented by each certificate by completing the panel provided on the first page of this Letter of Transmittal;

(b)	complete Block A and either Block B or Block C; and

(c)
sign this Letter of Transmittal and return it with the certificate(s) representing the Spider Shares to Computershare Investor Services Inc. at the address specified on the last page of this Letter of Transmittal.

3.	Signatures

(a)
This Letter of Transmittal must be duly completed as specified in Instruction 1 and signed by the registered holder of the Spider Shares or by such registered holder’s duly authorized representative (in accordance with Instruction 5);

(b)
If this Letter of Transmittal is signed by the registered holder(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) is/are held of record by two or more joint holders, all such holders must sign this Letter of Transmittal; and

(c)	If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Spider Shares:

(i)	such deposited certificate(s) must be endorsed, or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered holder(s); and

(ii)
the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered holder(s) or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 below.

4.	Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered holder of the Spider Shares or if the KWG Shares are to be issued to a person other than such registered holder(s) or sent to an address other than the address of the registered holders maintained by or on behalf of Spider Resources Inc., such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to Computershare Investor Services Inc. (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

5.	Fiduciaries, Representatives and Corporations

Where this Letter of Transmittal or any certificate, share transfer or power of attorney is executed on behalf of a corporation, partnership or association or by an agent, executor, administrator, trustee, guardian, attorney-in-fact or any other person acting in a fiduciary or representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. KWG Resources Inc. or Computershare Investor Services Inc. may require additional evidence of authority or additional documentation.

6.	Lost Certificates

If a certificate representing Spider Shares has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible, and forwarded, together with a letter describing the loss or destruction to Computershare Investor Services Inc. so arrangements can be made to issue a replacement certificate upon the holder satisfying the requirements of Computershare Investor Services Inc. relating to the replacement certificates.

7.	Miscellaneous

Additional copies of the Letter of Transmittal may be obtained from Computershare at the office listed below. Any questions should be directed to Computershare Investor Services Inc. at 1-800-564-6253 or by e-mail to corporateactions@computershare.com.

By Mail:	P.O. Box 7021 31 Adelaide St E Toronto, ON M5C 3H2 Attn: Corporate Actions	By Registered Mail, Hand or Courier:	100 University Avenue 9th Floor Toronto, ON M5J 2Y1 Attn: Corporate Actions

Document 3

SPIDER RESOURCES INC.
(The “Company”)
PROXY SOLICITED BY MANAGEMENT OF THE COMPANY

Type Of Meeting:	Special Meeting
Meeting Date And Time:	Thursday, July 8, 2010, at 10:00 a.m. (Toronto Time)
Meeting Location:	The offices of McMillan LLP, located at Brookfield Place, Bay Wellington Tower, Suite 4400, 181 Bay Street, Toronto, Ontario M5J 2T3 (the “Meeting”)

THIS FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR.

The undersigned shareholder of the Company hereby appoints Neil Novak, President of the Company, or failing him, Earl Coleman, a Director of the Company, or failing him, Norman Brewster, a Director of the Company, or in place of all of the foregoing, ____________________________ (print name), as proxyholder for and on behalf of the undersigned, to attend, vote and otherwise act for and in the name of the undersigned shareholder at the Meeting and at every adjournment thereof. Unless otherwise expressly stated herein by the undersigned shareholder, receipt of this proxy, duly executed and dated, revokes any former proxy given to attend and vote at the Meeting and any adjournment thereof.

UNLESS THE UNDERSIGNED DIRECTS OTHERWISE, THE NOMINEE IS HEREBY INSTRUCTED TO VOTE THE COMMON SHARES OF THE COMPANY HELD BY THE UNDERSIGNED AS SPECIFIED HEREIN. WITHOUT LIMITING THE GENERAL AUTHORIZATION AND POWER HEREBY GIVEN, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR OR AGAINST OR WITHHELD IN RESPECT OF THE MATTERS LISTED IN ACCORDANCE WITH THE CHOICE, IF ANY, INDICATED IN THE SPACE PROVIDED HEREIN AND ON ANY BALLOT THAT MAY BE CALLED FOR. IF NO CHOICE IS INDICATED, THE PROXY WILL BE VOTED FOR SUCH MATTER.

IF ANY AMENDMENTS OR VARIATIONS ARE TO BE VOTED ON, OR ANY FURTHER MATTERS COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED ACCORDING TO THE BEST JUDGMENT OF THE PERSON VOTING THE PROXY.

The undersigned shareholder hereby revokes any proxy previously given to attend and vote at the meeting.

SIGN HERE:

Print Name:

Date:

THIS PROXY IS NOT VALID UNLESS IT IS SIGNED AND DATED. SEE INFORMATION ON REVERSE.

Resolutions (For full detail of each item, please see the accompanying Notice of Meeting and Management Information Circular)

RESOLUTION	FOR	AGAINST
1.    To approve the amalgamation of the Company and 7569076 Canada Inc., a wholly-owned subsidiary of KWG Resources Inc., as described in the Management Information Circular.  The Amalgamation Resolution is included as Schedule “C” to the Management Information Circular.

2. To approve and adopt the resolution ratifying and confirming By-Law No. 1 of the Company.

INFORMATION REGARDING PROXY:

1.
This proxy form is not valid unless it is signed and dated. To be valid, this proxy form DULY EXECUTED AND DATED must be submitted to the offices of the Company’s transfer agent, Equity Transfer & Trust Company, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof. The mailing address of Equity Transfer & Trust Company: Suite 400, 200 University Avenue, Toronto, Ontario M5H 4H1 or by fax at (416) 361-0470.

2.
YOU HAVE THE RIGHT TO APPOINT A PERSON OR COMPANY TO REPRESENT YOU AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE FORM OF PROXY. IF YOU WISH TO EXECUTE THIS RIGHT, INSERT THE NAME OF YOUR NOMINEE IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE IN THE FORM OF PROXY, AND STRIKE OUT THE THREE PRINTED NAMES OF THE MANAGEMENT’S NOMINEES.

3.
Please date the Proxy, and sign the Proxy exactly as the shares are registered, and return promptly. If this proxy is not dated in the space provided, authority is hereby given by the shareholder for the proxyholder to date this proxy seven (7) calendar days after the date it was mailed to you by the Company or Equity Transfer & Trust Company or its agents.

4.
If the shareholder is a corporation, its name must be completed in the signature section of the proxy and the proxy must be signed by a duly authorized officer or attorney of the corporation and either the corporate seal of the corporation affixed or the title of the duly authorized officer completed.

5.
In the case of shares registered in the name of two or more persons (including representatives), the vote of the senior holder who exercises a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint registered holders. For this purpose, seniority is determined by the order in which names stand in the register of members.

6.
The directors of the Company have determined by resolution that proxies may be sent to Equity Transfer & Trust Company by mail, delivery or facsimile or any method of transmitting legibly recorded messages so as to arrive before the times specified in Note 1 above.

7.
If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the meeting. Please contact your broker or the Company if you have questions. Also see “Advice to Beneficial Shareholders” in the Management Information Circular.

PLEASE SEE FORM OF PROXY ON REVERSE.

Document 4

NOT FOR DISTRIBUTION IN THE UNITED STATES OR FOR DISSEMINATION TO U.S. NEWS WIRE SERVICES

NEWS RELEASE

June 14, 2010

KWG RESOURCES INC. AND SPIDER RESOURCES INC. ENTER INTO
DEFINITIVE BUSINESS COMBINATION AGREEMENT

KWG Resources Inc. (“KWG” – TSXV:KWG) is pleased to announce the signing of a definitive business combination agreement (the “Combination Agreement”) with Spider Resources Inc. (“Spider”) pursuant to which KWG and Spider propose to complete a business combination (the “Amalgamation”).

The Amalgamation will be effected by way of a three cornered amalgamation, as described in the joint news release of KWG and Spider of May 25, 2010.  Pursuant to the Amalgamation, and subject to regulatory approval and the approval of the shareholders of Spider, each outstanding common share of Spider will be exchanged for 1.21 common shares of KWG, subject to adjustment in certain circumstances relating to the shareholder rights plans of each of KWG and Spider.  As well, the Combination Agreement contains provisions dealing with the exchange or exercise of outstanding Spider share purchase warrants and options.

The Spider shareholders’ special meeting called to consider the Amalgamation has been scheduled for 10:00 a.m. in Toronto, Ontario on July 8, 2010.  The Amalgamation requires the approval of a majority of not less than two-thirds of the votes cast in respect of the resolution to approve the Amalgamation by shareholders of Spider entitled to vote at the meeting.

An information circular in respect of the meeting, including the Combination Agreement will be mailed to Spider shareholders and will be posted under Spider’s SEDAR profile at www.sedar.com.  The Combination Agreement will also be separately filed on the SEDAR profiles of each of KWG and Spider.

Upon completion of the Amalgamation, the current shareholders of KWG and Spider will each own approximately 50% of the combined public entity based on the current issued and outstanding shares of both companies.  The proposed transaction will create a company with a controlling 53% interest in and operatorship of the Big Daddy project, with the option to earn a further 7% interest to achieve a 60% interest in the project.

Canaccord Genuity Corp. is acting as the exclusive financial advisor to KWG and TD Securities Inc. is acting as financial advisor to Spider in connection with the Amalgamation.

About KWG Resources Inc.

KWG is a mineral exploration company with extensive claim holdings in the James Bay Lowlands of Northern Ontario, Canada, where important discoveries of nickel and chromium have been made recently in the Ring of Fire. KWG has an equal participating interest in a large claim block in the central part of the discovery area, with Spider. The co-optionees are developing the Big Daddy Chromite Deposit adjacent to the Black Thor and Black Label chromite discoveries of Freewest Resources Canada Inc.  In addition, KWG holds a 1% net smelter royalty in all three prospects together with 223 claims covering a possible railroad right-of-way in two wholly-owned subsidiary corporations which, subject to regulatory approval, will merge and then be distributed to KWG’s shareholders of record prior to the Amalgamation. KWG presently has 589,499,206 shares outstanding which are listed for trading on Tier 1 of the TSXV and on CNSX.

For further information concerning KWG Resources Inc., please contact:

Bruce Hodgman
Communications Director
Tel: (416) 646-1374
Email: info@kwgresources.com
Website: www.kwgresources.com.

Forward-Looking Information

This news release contains or refers to forward-looking information. All statements, other than statements of historical fact, that address activities, events or developments that KWG believes, expects or anticipates will or may occur in the future are forward-looking information. Such forward-looking information includes statements contained in this news release regarding the completion of the Amalgamation and future plans and objectives of KWG.  This forward-looking information reflects the current expectations or beliefs of KWG based on information currently available to it. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of KWG to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on KWG. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to: delays in obtaining or failure to obtain required regulatory and shareholder approval for the Amalgamation; alternative transactions involving third parties which may result in the Amalgamation not being completed and/or the terms thereof being changed; the failure to achieve any of the anticipated benefits from the Amalgamation and other factors. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, KWG disclaims any intent or obligation to update forward-looking information, whether as a result of new information, future events or results or otherwise.  Although KWG believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

This news release, required by applicable Canadian securities law, is not for distribution to U.S. news services or for dissemination in the United States, and does not constitute an offer of the securities described herein. These securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States, or to or for the benefit of U.S. persons, unless registered or exempt therefrom.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not Applicable.

(2)	The following documents are incorporated by reference into the Management Information Circular:

(a)
the report of Micon International Limited, Toronto, Ontario with a signing date of June 4, 2010, entitled “Spider Resources Inc. and KWG Resources Inc. - Technical Report on the Mineral Resource Estimate for the Big Daddy Chromite Deposit, McFaulds Lake Area, James Bay Lowlands, Northern Ontario, Canada” prepared by Richard Gowans, P. Eng., Jane Spooner, M.Sc., P. Geo., Ing. Alan J. San Martin, MAusIMM, and Charley Murahwi, M.Sc., P. Geo., MAusIMM;

	(b)	the unaudited consolidated financial statements of Spider Resources Inc. as at and for the three-month period ended March 31, 2010 (including the notes thereto and the March 31, 2009 comparatives);
	(c)	the management’s discussion and analysis of Spider Resources Inc. as at and for the three-month period ended March 31, 2010;
(d)
the audited consolidated financial statements of Spider Resources Inc. as at and for the financial years ended December 31, 2009 and December 31, 2008 (including the notes thereto and the auditors’ reports thereon);

	(e)	the management’s discussion and analysis of Spider Resources Inc. as at and for the financial year ended December 31, 2009;
	(f)	the management’s discussion and analysis of Spider Resources Inc. as at and for the financial year ended December 31, 2008;
	(g)	the management information circular of Spider Resources Inc. dated as of April 19, 2010
(3)	Not Applicable.

Part II(2)(a)

SPIDER RESOURCES INC. AND KWG RESOURCES INC.

TECHNICAL REPORT ON THE MINERAL RESOURCE ESTIMATE

FOR

THE BIG DADDY CHROMITE DEPOSIT

McFAULDS LAKE AREA, JAMES BAY LOWLANDS, NORTHERN ONTARIO,
CANADA.

NTS 43D16S½

86° 14' 11" W
52° 45' 32" N

Effective Date: March 30, 2010
Signing Date: June 4, 2010

Richard Gowans, P. Eng.

Jane Spooner, M.Sc., P. Geo.

Ing. Alan J. San Martin, MAusIMM

Charley Murahwi, M.Sc., P. Geo., MAusIMM

SUITE 900 - 390 BAY STREET, TORONTO ONTARIO, CANADA M5H 2Y2
Telephone (1) (416) 362-5135 Fax (1) (416) 362 5763

Table of Contents
Page
1.0	SUMMARY	1
1.1	TERMS OF REFERENCE, PROPERTY DESCRIPTION AND OWNERSHIP	1
1.1.1	Terms of Reference	1
1.1.2	Property Description	1
1.1.3	Property	1
1.1.4	Underlying Agreements and Ownership	1
1.2	LOCATION AND TENURE	2
1.2.1	Location and tenure	2
1.2.2	Environmental and Permitting	2
1.2.3	Accessibility, Climate, Local Resources, Infrastructure	2
1.2.4	Physiography	2
1.2.5	Relief and Drainage	2
1.2.6	Accessibility	3
1.2.7	Climate	3
1.2.8	Vegetation	3
1.2.9	Fauna	3
1.2.10	First Nations	3
1.3	GEOLOGICAL OUTLINE	4
1.4	DEPOSIT TYPE	5
1.4.1	Uses and Processing of Chromite	5
1.5	MINERALIZATION	6
1.6	EXPLORATION	6
1.6.1	Exploration Concept	7
1.6.2	Status of Exploration	8
1.6.3	Exploration Results	8
1.7	MINERAL RESOURCES	8
1.8	INTERPRETATION AND CONCLUSIONS	11
1.8.1	Exploration Concept	11
1.8.2	Geology and Mineral Resources	11
1.8.3	Metallurgy	11
1.8.4	Market Outlook	11
1.8.5	Project Objectives	12
1.9	RECOMMENDATIONS	12
1.9.1	Further Assessment of Chromite Resources	12
1.9.2	Follow-up on Unexplained EM anomalies	13

2.0	INTRODUCTION	14
2.1	AUTHORIZATION AND PURPOSE	14
2.2	BACKGROUND	14
2.3	SOURCES OF INFORMATION	15
2.4	SCOPE OF PERSONAL INSPECTION	16
2.5	ABBREVIATIONS	17

i

3.0	RELIANCE ON OTHER EXPERTS	19

4.0	PROPERTY DESCRIPTION AND LOCATION	20
4.1	SIZE, LOCATION AND TENURE	20
4.2	COSTS OF MAINTENANCE	21
4.3	ROYALTIES AND PROPERTY RIGHTS	22
4.3.1	4.3.1 Underlying Agreements	22
4.3.2	Royalty Interests	23
4.3.3	Other Parties to the Agreement	23
4.4	ENVIRONMENTAL AND PERMITTING	23
4.4.1	Current Status	23
4.4.2	Baseline Line Environmental Studies	24

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	25
5.1	PHYSIOGRAPHY	25
5.2	RELIEF AND DRAINAGE	25
5.3	ACCESSIBILITY AND INFRASTRUCTURE	26
5.4	CLIMATE	27
5.5	VEGETATION	27
5.6	FAUNA	27
5.7	FIRST NATIONS	28
5.8	LOCAL RESOURCES	28

6.0	HISTORY	29
6.1	GENERAL	29
6.2	PROPERTY HISTORY	30
6.3	HISTORIC PRODUCTION	30

7.0	GEOLOGICAL SETTING	32
7.1	REGIONAL GEOLOGY	32
7.2	LOCAL GEOLOGY	32
7.3	PROPERTY GEOLOGY	34

8.0	DEPOSIT TYPES	37
8.1	RELATED DEPOSITS	37
8.2	GENETIC MODEL FOR STRATIFORM CHROMITE	38

9.0	MINERALIZATION	42
9.1	OVERVIEW	42
9.2	LOCALIZATION	42
9.3	DISTRIBUTION OF CHROMITE GRADES	42
9.4	SULPHIDES AND PGE	43

10.0	EXPLORATION	44
10.1	2009-2010 EXPLORATION	44

10.1.1	QA/QC.	44
10.1.2	Evaluation of PGE – Potential of Hanging Wall Pyroxenite	44
10.1.3	Ground Geophysical Surveys	44
10.1.4	T-2 Target	45
10.2	DELINEATION STAGE - 2009/2010 DRILLING	45
10.3	INTERPRETATION OF EXPLORATION INFORMATION	46

11.0	DRILLING	48
11.1	2004, 2006 AND 2008 DRILLING CAMPAIGNS	48
11.2	2009/2010 DRILLING CAMPAIGN	48
11.3	DRILLING PROTOCOLS	48
11.3.1	Spotting and Surveying of Drill Collars	48
11.3.2	In-hole Directional Surveys	50
11.4	SUMMARY AND INTERPRETATION OF THE RESULTS OF THE DRILLING COMPLETED ON THE BIG DADDY DEPOSIT
		51

12.0	SAMPLING METHOD AND APPROACH	55

13.0	SAMPLE PREPARATION, ANALYSES AND SECURITY	57
13.1	QUALITY CONTROL MEASURES BEFORE DISPATCH OF SAMPLES	57
13.1.1	Pre-2008 Drill holes and Samples	57
13.1.2	2008 Analyses	57
13.1.3	2009-2010 Analyses	57
13.2	LABORATORY DETAILS	58
13.3	SAMPLE PREPARATION	58
13.4	ANALYSES	58
13.4.1	2006/2008 Analyses	59
13.4.2	2009/2010 Cr2O3 Analyses	59
13.4.3	INAA versus Fusion XRF	59
13.4.4	Laboratory In-house QA/QC	60
13.5	SECURITY	60

14.0	DATA VERIFICATION	61
14.1	INTRODUCTION	61
14.2	SITE VISIT (OCTOBER, 2009)	61
14.2.1	Overview	61
14.2.2	SG Determinations	61
14.3	RESOURCE DATABASE VALDATION	62
14.4	CONCLUSIONS ON DATA VERIFICATION	63

15.0	ADJACENT PROPERTIES	64
15.1	CHROMITE	64
15.1.1	Black Thor / Black Label	64
15.1.2	Black Creek	64
15.1.3	Blackbird	65

15.2	FE-VA-TI (THUNDERBIRD)	66
15.3	MAGMATIC MASSIVE SULPHIDES (NI-CU-PGE) – EAGLE ONE	66
15.4	VOLCANOGENIC MASSIVE SULPHIDES (CU-ZN) – MCFAULDS DEPOSITS	67

16.0	MINERAL PROCESSING AND METALLURGICAL TESTING	68
16.1	METALLURGICAL SAMPLES	68
16.2	MINERALOGICAL AND CHEMICAL ANALYSIS	69
16.2.1	WIM Preliminary Test Program	69
16.2.2	SGS-L Preliminary Testwork Program	70
16.3	METALLURGICAL TESTING	73
16.3.1	WIM Preliminary Test Program	73
16.3.2	SGS Preliminary Testwork Program	74
16.4	RECOMMENDATIONS	78

17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	79
17.1	DATABASE DESCRIPTION	79
17.1.1	Drill Holes and Assays	79
17.1.2	Lithology and Mineralization	79
17.1.3	Survey	79
17.1.4	Specific Gravity (2,216 determinations)	79
17.1.5	Surpac Master Database	80
17.2	ESTIMATION DETAILS	80
17.2.1	Overview of Estimation Methodology	80
17.2.2	Geological Modelling/Interpretation	80
17.2.3	Statistical Interpretation of Grade Domains	83
17.2.4	Composite Data and Grade Domains Statistics	85
17.2.5	Cut-off Grade and Economic Parameters	87
17.2.6	Geostatistics	87
17.2.7	Interpretation and Application of Spatial Analysis Results.	88
17.2.8	Block Size, Interpolation Search Parameters and Technique	89
17.2.9	Block Modelling Description.	90
17.3	CLASSIFICATION CRITERIA AND BLOCK MODELLING RESULTS	90
17.3.1	Classification Criteria	90
17.3.2	Responsibility For Estimation	91
17.3.3	Statement of Results	91
17.3.4	Comments	94
17.3.5	Validation	97
17.3.6	Qualification of the Mineral Resources	97
17.3.7	Potential Upgrading of the Indicated Resource	97

18.0	OTHER RELEVANT DATA AND INFORMATION	98
18.1	THE MARKET FOR CHROMITE	98
18.2	OVERVIEW	98
18.3	PRODUCTION OF CHROMITE AND FERROCHROMIUM	99

18.4	END-USE SECTORS	100
18.4.1	Stainless Steel	101
18.5	INDUSTRY STRUCTURE	101
18.6	PRICES	101
18.7	OTHER RELEVANT DATA AND INFORMATION	102

19.0	INTERPRETATION AND CONCLUSIONS	103
19.1	EXPLORATION CONCEPT	103
19.2	GEOLOGY AND MINERAL RESOURCES	103
19.3	METALLURGY	103
19.4	MARKET OUTLOOK	103
19.5	PROJECT OBJECTIVES	104

20.0	RECOMMENDATIONS	105

21.0	REFERENCES	107
21.1	TECHNICAL REPORTS (SEDAR/IN-HOUSE)	107
21.2	SCIENTIFIC PUBLICATIONS AND REPORTS	109

22.0	DATE AND SIGNATURE PAGE	114

23.0	CERTIFICATES	115

List of Appendices

APPENDIX 1	Claim Abstracts	At end of Report

APPENDIX 2	Example of QC Report for the Big Daddy Deposit	At end of Report

APPENDIX 3	Full Results of Variographic Analysis	At end of Report

APPENDIX 4	Level Plans at 50m Intervals Starting from Surface	At end of Report

APPENDIX 5	Sections at 50m Intervals	At end of Report

v

List of Tables
Page
Table 1.1	Summary of the Big Daddy Massive Chromite Resources	9
Table 1.2	Summary of the Big Daddy Chromite Deposit Mineral Resource @15% Cr2O3 Cut-off	10
Table 1.3	Summary of Budget Proposals for the Big Daddy Chromite Project	13
Table 2.1	Summary of Abbreviations Used	17
Table 4.1	SKF Property – Summary of Claim Abstracts as of March 19, 2010	20
Table 6.1	Summary of Exploration Completed on SKF Property between 1995 and 2008	31
Table 9.1	Distribution of Cr2O3 Grades	43
Table 11.1	List of Drill Holes Drilled on SKF Property (2004 – 2010 Programs) (UTM Zone 16, NAD’83	49
Table 11.2	Big Daddy : Drill Intercept Summary (>25% Cr2O3)	52
Table 13.1	Standards Used During 2009/2010 Drilling and Re-sampling Programs	57
Table 13.2	Summary of Cr and Cr2O3 Analyses by Method	58
Table 13.3	Analytical Methods for 2009-2010 Drilling and Resampling Programs	59
Table 15.1	Resource Estimate by the Sibley Basin Group Ltd. (A. Aubut, 2009)	64
Table 15.2	Black Creek intersections (Probe Mines Ltd, 2009)	65
Table 15.3	Summary of Blackbird resource showing all categories (Micon, 2010	66
Table 15.4	Eagles Nest Resource Estimate (Golder Associates, 2010) Indicated and Inferred	66
Table 15.5	Summary of Resources on McFaulds 1 and 3 (reported by Lahti, 2008)	67
Table 16.1	SGS-L Metallurgical Samples	68
Table 16.2	Summary of XRD Analysis Results	69
Table 16.3	Summary of XRF Analysis Results	69
Table 16.4	SGS-L Metallurgical Sample Chemical Analyses	70
Table 16.5	SGS-L EPMA Results	72
Table 16.6	Summary of Metallurgical Test Results	73
Table 16.7	Average Feed and Combined Concentrate XRF Analyses	74
Table 16.8	Gravity/Magnetic Separation Test Results - 1	76
Table 16.9	Gravity/Magnetic Separation Test Results - 2	76

Table 16.10	Flotation Test Results	77
Table 17.1	Average Specific Gravity Determinations by Cr2O3 Content	80
Table 17.2	Summary of the Major Characteristics of the Big Daddy Deposit	82
Table 17.3	Global Statistics of the Cr2O3 Raw Data	84
Table 17.4	Composites Summary Statistics of the Massive Chromite Domain and the 15%Cr2O3 Cut-off Domain	87
Table 17.5	Summary Results of the Spatial/Variographic Analysis of the Big Daddy Deposits	88
Table 17.6	Summary of Search Parameters	89
Table 17.7	Summary of the Big Daddy Massive Chromite Resources	91
Table 17.8	Summary of the Big Daddy Chromite Deposit Mineral Resource @ 15% Cr2O3 Cut-off	92
Table 17.9	Summary of Global Results of ID3 Versus Ordinary Kriging (OK)	97
Table 18.1	General Specifications for Chromite Grades	98
Table 18.2	World Chromite Production	99
Table 18.3	World Production of Ferrochromium	99
Table 18.4	Principal Uses for Chromite Ores and Concentrates	100
Table 18.5	Production of Stainless Steel by Region	101
Table 18.6	Representative Prices for Chromite	102
Table 20.1	Summary of Budget Proposals for the Big Daddy Chromite Project	106

List of Figures
Page
Figure 2.1	Location Map of the Big Daddy Chromite Deposit	17
Figure 4.1	SKF Project Claim Map. SKF Option claims are shown in green. Claim locations are “as staked” based on GPS-derived locations of claim posts	21
Figure 5.1	Annual Mean Daily Temperature and Range, January to December (month 1 to 12	27
Figure 7.1	Regional Geological Setting of the Superior Province	32
Figure 7.2	Local Geology of the McFaulds Lake Sill showing the Big Daddy Chromite Occurrence.	33
Figure 7.3	Bedrock Geology of the Big Daddy Deposit Based on Drill Hole and Ground Geophysics. (UTM Zone 16;NAD’83	34
Figure 8.1	Phase Relations in the System Olivine-Silica-Chromite as determined by Irvine (1977)	39
Figure 8.2	Variation in Solubility of Fe-sulphide in Differentiating Basaltic Magma	40
Figure 8.3	Cross-section through a Hypothetical Layered Intrusion	41
Figure 10.1	Section 19+00 E (looking northeast) showing Pyroxenite cutting down into Massive Chromite Interval. Coloured bars below drill hole traces show chromite-bearing intervals with values below. Section is 400 m long	47
Figure 11.1	Plan Showing all Drill Holes Covering the Big Daddy Deposit	49
Figure 12.1	Sealed Rice Bags Being Placed into Pails	56
Figure 14.1	Technician Working the Totalcomp Strain Gauge	62
Figure 15.1	Claim Map of the McFaulds Lake Area (as of 22 April 2010	67
Figure 16.1	EPMA Samples, Cr:Fe Ratio vs Al2O3 and MgO	71
Figure 16.2	EPMA Samples, Cr2O3 Grade vs MgO and FeO	73
Figure 16.3	SGS Gravity and Magnetic Separation Test Flowsheet	75
Figure 17.1	Schematic Lithologic Column for McFaulds Lake Sill, Big Daddy Segment	81
Figure 17.2	Gravity Map Bandpass Filter Gravity (Upper Wavelength is 833 m) with the Massive Chrome Domain Projected to Surface from Sections	82
Figure 17.3	Histogram of the Raw Assay Data for Cr2O3 (%)	83
Figure 17.4	Probability Plot of the Raw Cr2O3 Data	85
Figure 17.5	Histogram of the Massive Chromite Domain	86

Figure 17.6	Histogram of Composites at 15% Cut-off with Internal Waste	86
Figure 17.7	Block Model of the Massive Domain of the Big Daddy Chromite Deposit	93
Figure 17.8	Block Model of the Big Daddy Chromite Zone Constrained at 15% Cr2O3 Cut-off	93
Figure 17.9	Sketch of Longitudinal Section of the Big Daddy Deposit, Looking West	95
Figure 17.10	Distribution of Resources within the Block Model for the Massive Domain	96
Figure 17.11	Distribution of Resources within the Block Model constrained at 15% Cut-off	96

1.0        SUMMARY

1.1           TERMS OF REFERENCE, PROPERTY DESCRIPTION AND OWNERSHIP

1.1.1        Terms of Reference

Spider Resources Inc (Spider) represented by Messrs. Neil Novak and James Burns, President and VP Exploration, respectively, and KWG Resources Inc. (KWG) represented by Messrs. Frank Smeenk and Maurice (Moe) Lavigne, President and VP Exploration and Development, respectively, commissioned Micon International Limited (Micon) in March, 2010 to provide an independent resource estimate of the chromite mineralization in the Big Daddy deposit and to prepare a Technical Report in accordance with the requirements set out in Canadian National Instrument 43-101 (NI 43-101). The estimate of mineral resources presented in this report conforms to the CIM Mineral Resource and Mineral Reserve definitions (December, 2005) referred to in NI 43-101.

1.1.2        Property Description

The Big Daddy chromite deposit lies on mining claim P 3012253 situated in the McFaulds Lake area of the James Bay Lowlands of north-central Ontario, some 280 km due north of the town of Nakina. P 3012253 is the westernmost claim of a seven-claim, 1,241 ha property under option from Freewest Resources Canada Inc. (Freewest) by Spider and KWG (SKF option). The property is centred near 86° 14' 11" W longitude, 52° 45' 32" N latitude, in NTS map area 43D16S½.

1.1.3        Property

The property comprises five staked claims (P 3012252, P 3012253, P 3008268, P 3008269 and P 3008793) and two single unit (400 m x 400 m, 16 ha) blocks excised from adjacent claims (P 3012250 and P 3012251) to the north. The two westernmost claims and both contiguous single units are subject to a 2% Net Smelter Return royalty currently held by Richard Nemis (1%) and KWG (1%). All claims are currently registered to Freewest, however, the property is to be held by KWG in trust.

1.1.4        Underlying Agreements and Ownership

Spider and KWG each held a 25% interest in the property as of September 10, 2009. On that date each company acquired an option to earn an additional 5% interest in the property by making minimum annual expenditures of $2.5 million over three years to gain an additional 1½% in each of the first two years and 2% in the final year ending on March 31, 2012. Provided a minimum of $5 million is spent on exploration, one or both parties may also gain the balance of the 10% available for option by delivering a positive feasibility study to Freewest by March 31, 2012. Prior to March 31, 2010, Spider and KWG each spent a further $2.5 millions, earning an additional 1½%. Spider and KWG currently each hold 26½% (Freewest 47%).

Upon fulfilling the terms of the option, the parties (Freewest, Spider and KWG) will form a joint venture the decisions of which are to be made by a simple majority. On April 1, 2010,

management of the option was transferred to KWG for the period ending March 31, 2011, at which time it will revert to Spider.

Freewest is a wholly owned subsidiary of Cliffs Natural Resources Inc. (Cliffs). In addition Cliffs holds a 19.9% interest in KWG and has board representation.

1.2           LOCATION AND TENURE

1.2.1        Location and tenure

The SKF option encompasses 1,241 ha (78 claim units) in five staked and two single unit claim units the annual maintenance cost of which is $31,200. The claims were staked in 2003  and are not subject to dispute after their first anniversary. The property lies near the western  margin the James Bay Lowland, 258 km west of Attawapiskat and 78 km east of Webequie, both remote First Nations communities.

1.2.2        Environmental and Permitting

There is no evidence of past activity on the property. The surface exploration work comprised cutting of grids, completion of geophysical and GPS surveys and helicopter-supported diamond drilling of 56 holes. The total area disturbed by drilling is about 1.35 ha. In 2009 AECOM was retained to commence baseline environmental studies comprising spring, summer and fall sampling at six sites on the three creeks that cross the property. The observations to be made will include water flow, electrophysical properties, chemistry and fish tissue sampling.

1.2.3        Accessibility, Climate, Local Resources, Infrastructure

The area is currently accessible by float or ski-equipped charter aircraft from Nakina, 280 km to the south or Pickle Lake, 310 km to the southwest.

1.2.4        Physiography

The property lies close to the western margin of the James Bay Lowland, an extensive, poorly drained area occupying a 400 km wide swath to the west of James Bay, and is locally underlain by unconsolidated marine clay.

1.2.5        Relief and Drainage

Relief across the Big Daddy claim is about 2 m, which is about 7 m above the Attawapiskat and Muketei drainages to the east and west respectively. Average relief over the Lowland is about 0.7 m/km.

1.2.6        Accessibility

The property lies 280 km north of the closest paved road at Nakina. Current access is by float and ski-equipped, charter aircraft from Nakina. Helicopters are required for local transport.

All-weather highways extend to Nakina (Highway 584) and Pickle Lake (Highway 808) where the gravel North Road extends a further 193 km to the Musselwhite mine, 290 km to the west of the property. The Ontario power grid reaches the Victor mine (De Beers), 157 km to the east and the Musselwhite mine (Goldcorp Inc.) to the west.

Canada Chrome Corporation, a subsidiary of KWG, has reported completion of geotechnical studies along a proposed rail corridor to link the area to the CN rail network near Nakina.

1.2.7        Climate

Mean temperatures range from -20°C in mid-winter to 15°C in mid-summer. Annual precipitation is about 70 cm, 70% of which falls during the summer. Snowfall peaks in early winter with accumulation reaching approximately 0.6 m by spring.

1.2.8        Vegetation

The area lies on the northern fringe of the boreal forest and is covered by extensive fen and bog complexes. Tree cover is highly variable, being dense along the better drained margins of major drainages where the major species are black and white spruce, and larch.

1.2.9        Fauna

While a wide range of animals and birds are reported, those observed include fox, wolf, marten, moose, black bear and caribou. The latter are a species at risk due to habitat loss in their southern range.

1.2.10      First Nations

The Marten Falls First Nation has asserted that the McFaulds Lake area falls within its traditional lands. Webequie, Fort Hope, and Lansdowne (like Marten Falls) are presently accessible only by air and may also benefit from potential transportation development.

The remote communities are small offering very limited employment and business opportunities. Comments by community leaders and elders indicate that the First Nations want to participate in development of the McFaulds area projects through direct employment, business opportunities and other potential revenue streams.

1.3           GEOLOGICAL OUTLINE

The area is underlain by the Sachigo greenstone belt of the Oxford–Stull Domain in the Sachigo Subprovince (Stott and Rainsford, 2006). Due to very limited mapping, extensive marine clay and Paleozoic platform cover, coupled with difficult access, current geological understanding of the area relies on airborne magnetic data supplemented by diamond drill holes.

The Sachigo belt comprises a narrow, 5 to 25 km wide, west-facing, arcuate belt of cresentic greenstone belts intruded to the north and west by granodiorite plutons (2727 to 2683 Ma, Rayner and Stott, 2005). The belt extends over a strike length of more than 100 km. The Sachigo belt appears to be wrapped around an older (circa 2.9 Ga) continental fragment.

Chromite, nickel-copper-PGE and iron-titanium-vanadium deposits in the McFaulds Lake are contained in phases of the large, mafic-ultramafic, magmatic complex, the Ring of Fire Intrusion. The known chromite deposits occur over a 13 km strike length of a narrow, steeply  dipping, differentiated body, here termed the McFaulds Lake Sill. The principal nickel deposit (Eagle One) is reported to occur in a dyke lying a little to the west of and said to be a feeder to the sill. The Thunderbird iron-titanium-vanadium prospect is reported in ferrograbbos lying to the east of the sill and interpreted to be the more differentiated portion of the Ring of Fire intrusive complex.

The McFaulds Lake Sill is generally intruded along a northeast-trending granodiorite-volcanic contact. Evidence of the intrusive relationship comprises remnants of volcanics remaining between granodiorite and the body and the absence of blackwall alteration in the sill adjacent to the contact.

The Big Daddy segment of the sill is well-fractionated, comprising lower olivine-rich and upper olivine-poor units to the west and east respectively. Chromite occurs in the upper portion of the olivine-rich facies which culminates in the thick, massive Big Daddy chromite deposit. The upper contact between massive chromite and overlying, olivine-poor pyroxenite is sharp; Cr2O3 concentrations drop from ~40% to <1% within less than 1 cm.

Silicate minerals comprising the sill units have been pervasively altered by the addition of water forming serpentine, talc and chlorite. Despite pervasive and complete destruction of primary igneous minerals, original cumulate textures are faithfully preserved.

Diamond drilling on the Big Daddy claim shows that the sill comprises, from its base (northwest) to top (southeast), dunite, locally chromite-bearing peridotite, massive chromite, pyroxenite and gabbro. The latter is in intrusive contact with hanging wall volcanics and contained sediments. Correlation of units from hole to hole and section to section and occasional igneosedimentary structures (e.g., bedding) indicate that the sill has been rotated 90° from the original horizontal position so that the body now stands vertical or nearly so. In addition truncation geophysical features and the northward offset of the Black Creek deposit suggest that the sill is segmented and offset along a north-south trending left lateral fault lying east of section 2100 E. A second fault may offset the west end of the deposit near section 1000 E.

The property lies near the western limit of the post-glacial Tyrrell Sea (ancestral Hudson’s Bay) and just west of the flat lying Paleozoic Hudson Bay Platform intersected in holes drilled to the east of the Big Daddy deposit. Pre-Silurian saprolite (tropically weathered material) is locally preserved. Deep weathering of the upper parts of the chromitite zone is likely of Pre-Silurian age.

1.4           DEPOSIT TYPE

The Big Daddy chromite deposit is a magmatic stratiform chromite deposit, similar in setting,  form, mineralogy and dimensions to other chromite deposits found in layered mafic to ultramafic complexes. Examples of currently economic deposits occur in the Bushveld (South Africa), Great Dyke (Zimbabwe), Sukinda (Orissa, India), Kemi (Finland) and Ipuera (Brazil) complexes.

The most economically significant massive chromitite deposits occur as laterally extensive layers, typically a few decimetres to tens of metres thick. These deposits reflect fractional crystallization of chromite from mafic to ultramafic magmas precipitated due to either magma contamination or by mixing of magmas. Accessory disseminated chromite is also formed within the cooling magma chamber. Chrome contents range from a few percent Cr2O3 (in disseminated chromite) to more than 40% Cr2O3 (in massive chromite). The thicknesses of individual massive chromite bodies range from centimetres to more than 30 m (e.g., Big Daddy).

The ultramafic-mafic complex that hosts chromite deposits (Big Daddy, Black Creek, Black Thor/Black Label and Blackbird) also contains magmatic massive sulphide (Ni-Cu-PGE, e.g., Eagle One), vanadium (e.g., Thunderbird) and could host reef-type platinum-palladium deposits (not yet found in the McFaulds area).

1.4.1        Uses and Processing of Chromite

Chromite is the sole economic source for the metal chromium which is used in the manufature of stainless steel and in which it comprises about 18%. Minor amounts of chromite are used in the chemical and refractory industries.

Mines upgrade run-of-mine feed by crushing, sometimes grinding and gravity separation, to produce a range of products including lumpy chromite (+ 15 mm / -80 mm), chips and fines.

The mine product is upgraded by the reduction of pelletized material in submerged, electric arc furnaces to produce ferrochrome. Although the reduction process is energy intensive, major primary chromite producers tend to sell the ferrochrome product. The major ferrochrome producers are South Africa, Kazakhstan and India, however, Russian and Chinese production is increasing rapidly.

Both chrome ore and ferrochrome markets are sensitive to bulk composition which is reflected in both demand and price variations. The principal compositional/quality indicators of chromite ores and concentrates are their chrome to iron ratio (Cr2O3:Fe2O3 ) of two or better and with Cr2O3 at or exceeding 40%.

1.5           MINERALIZATION

The McFaulds Sill extends over more than 10 km from the Blackbird chromite deposit in the southwest to the Black Thor and Black Label deposits in the northeast. The Thunderbird vanadium deposits appear to occur in a separate but sub-parallel ferrogabbro sill to the east and northeast of Black Thor. Available descriptions suggest that the McFaulds Sill varies in character along its known length (Chance, P., personal communication, 2010). On the current  property the sill is less than 200 m wide on sections 10+00 E and 11+00 E, where drilling has  intersected both the footwall granodiorite and hanging wall volcanics. To the northeast, the sill is thicker (>400 m), and its contacts have not yet been intersected in drilling.

Chromite mineralization in the Big Daddy segment of the McFaulds Sill occurs within a 65 to 180 metre thick, peridotite interval which is stratigraphically above a dunite footwall and below a pyroxenite hanging wall. The lower contact of the main chromite layer tends to be gradational over a couple of metres while the upper is sharp.

Mineralized rock comprises sub-millimetre-diameter, idiomorphic, cumulate, chromite grains (e.g. Scoates, 2009). Mineralized intervals are a mixture of chromite and occasional olivine crystals set in a fine grained peridotitic matrix. At lower Cr2O3 concentrations chromite grains are disseminated through the host rock. As concentration increases, bedding becomes evident but disappears at the highest grades (>35% Cr2O3) due to uniform crystal size and absence of lower grade incursions or perturbations. The bulk of the Big Daddy mineralization occurs as massive chromite containing about 40% Cr2O3.

1.6           EXPLORATION

In the early 1990’s, following discovery of the Attawapiskat kimberlites, then joint venture partners Spider and KWG used recently published airborne magnetic maps to focus on kimberlite exploration. They quickly found the five Kyle kimberlites, which lie a few kilometres east of the Attawapiskat River and of McFaulds Lake. Those successes led to financing exploration of an 300 kilometre diameter area, centred on McFaulds Lake. In 2002,  De Beers in the search for diamonds and using data optioned from Spider/ KWG, discovered copper-zinc mineralization – later identified by Spider/KWG as the McFaulds #1 deposit. In the following years, Spider tested similar geophysical targets in a broad arc extending south and west of McFaulds Lake. In 2006, Howard Lahti recognized a pair of thin chromite beds in ultramafic rocks in FW-06-03, drilled on the current property. A year later, Noront discovered the Eagle One Ni-Cu-PGE occurrence. In early 2008, Noront discovered the Blackbird chrome deposit while testing an EM target a few kilometers southeast of Eagle One.

In late 2008, Spider and KWG with the aid of multiple sets of regionally extensive airborne data, re-evaluated the SKF property, drilling holes in search of Ni-Cu-PGE, chromite and platinum-palladium deposits. That work outlined the southwest end of the Big Daddy deposit, tracing mineralization over a 400 m strike length.

In early 2009 the J grid covering the Big Daddy project area was re-cut, re-chained and surveyed using gravity and magnetic methods. The new geophysical data showed a gravity anomaly extending and widening east of the known intersections to an apparent termination along a prominent creek to the northeast near line 2100 E. A strong magnetic anomaly lies adjacent and to the north of the gravity feature. In late 2009 and early 2010, a further 33 diamond drill holes were drilled at approximately 50 m intervals on surveyed lines spaced at 100 m apart over a 1,000 m strike length.

During the 2009-2010 campaign, recommendations made in an earlier NI 43-101 compliant report (Micon, 2009) were followed with respect to assessing the potential of the sill for chromite, base and precious metals, by testing remaining EM anomalies and improved quality and precision in the collection, processing and management of technical data, including implementation of a comprehensive QA/QC program for sampling and assaying.

1.6.1        Exploration Concept

Due to the paucity of outcrop and difficulty in traversing the swampy ground, exploration relies on airborne geophysical methods to generate preliminary geological maps. Ground geophysical surveys, typically carried out during the winter, provide additional detail and confirm target locations for drill testing. Since base metal sulphides conduct, EM is the preferred geophysical method. By contrast, chromite does not conduct but has a high specific  gravity so gravity is effective for definition of drill targets. Finally PGE’s are present in amounts too small to alter the electrophysical properties of the host rock so drilling and detailed sampling of potential host lithologies is required.

The initial McFaulds Lake chromite deposits (Big Daddy and Blackbird) were discovered while testing EM conductors with coincident magnetic anomalies as potential massive sulphide deposits.

In retrospect prospecting (including airborne surveys) and government supported mapping had outlined several large layered mafic complexes (e.g., Big Trout Lake, Highbank Lake) to the west and south of McFaulds Lake. Alluvium and till sampling carried out by Spider in the mid-1990’s showed consistent ~15 km long chromium and chromite anomalies, lying parallel to the McFaulds Sill and the now known chromite deposits. In addition the sill outcrops at at least two locations; one on the current property and the other about a kilometer to the north on the Freewest property.

Serpentinization [hydration] of the dunite produces excess iron which forms magnetite, thus the altered olivine-rich, portion of the sill produces very strong total magnetic and highly variable vertical magnetic gradient anomalies. Locally, magnetite aggregates in the altered dunite to form narrow, highly conductive veinlets which produce a weak, diffuse but persistent airborne EM anomaly in the footwall of the Big Daddy, Black Creek and Black Thor/Black Label deposits.

Although the matrix of the massive chromitite is also pervasively altered to serpentine, talc and chlorite it lacks significant amounts of magnetite and is non-conductive, but, due to high density of chromite, has a high specific gravity that is measurable on the ground as a gravity anomaly.

1.6.2        Status of Exploration

Exploration completed to date is sufficient to define an indicated chromite resource. Substantial widths of massive chromite mineralization extend from the sub-outcrop, 3 to 10 m below surface, to the deepest intersection 365 m below surface. The deposit has been tested on 100 m sections between 900 E and 2100 E, a distance of 1,200 m.

The deposit remains open along strike and down dip. However, both gravity and magnetic anomalies diminish to the southwest near section 900 E and appear to be terminated along the creek to the northeast beyond section 2100E. Additional drilling and extension of gravity and magnetic coverage to the south property boundary are required. Drilling northeast of section 2100 E was not possible due to swampy conditions; however, geophysical data suggest that the chromite horizon is faulted 600 m left laterally (between sections 2100E and 2200E), becoming the Black Creek deposit on the north property boundary.

1.6.3        Exploration Results

Drilling results indicate that the bulk of the Big Daddy deposit consists of massive chromite averaging 40% Cr2O3 with Cr:Fe ratio of approximately 2. The thickness of the deposit is variable but averages 17 m and 12 m for the southwest segment (BD 1) and northeast segment (BD 2), respectively. Both segments of the deposit are open down dip.

1.7           MINERAL RESOURCES

The Big Daddy resource estimate has been conducted using geological modelling, conventional statistics, geostatistics, creation of interpolation parameters, block modelling, resource classification based on both geological, geostatistical and mineralization continuity and finally, block model validation.

The resource estimate was completed using Surpac Version 6.1.3 and is based on two scenarios.

•	Scenario 1: Focuses on high grade massive material that would produce a lumpy product comparable to South African products with little or no beneficiation.

•
Scenario 2: Defines a broad zone of mineralization to match the Kemi situation exploitable by open pit but requiring beneficiation to upgrade. The broad zone is constrained by a 15% Cr2O3 cut-off envelope but includes internal waste up to a maximum of 3.4 m.

The results of the resource estimate for both scenarios are summarized in Tables 1.1 and 1.2, respectively.

Table 1.1
Summary of the Big Daddy Massive Chromite Resources

Deposit/Code	Category	Cr2O3% Interval	Tonnes x 106	Avg. Cr2O3%	Cr/Fe Ratio
BD 1 (100)	Indicated	>35.0	12.934	40.74	2.0
		30.0 – 35.0	0.435	33.63	1.8
		25.0 – 30.0	0.017	28.87	1.7
		20.0 – 25.0	0	0	0
		15.0 – 20.0	0	0	0
Sub-total			13.4	40.49	2.0

BD 2	Indicated	>35.0	9.234	41.44	2.0
		30.0 – 35.0	0.520	32.83	1.8
		25.0 – 30.0	0.090	29.36	1.7
		20.0 – 25.0	0	0	0
		15.0 – 20.0	0	0	0
Sub-total			9.8	40.88	2.0

Grand Total	Indicated		23.2	40.66	2.0

BD 1 (100)	Inferred	>35.0	6.216	39.34	2.0
		30.0 – 35.0	1.014	33.25	1.8
		25.0 – 30.0	0.005	27.97	1.7
		20.0 – 25.0	0	0	0
		15.0 – 20.0	0	0	0
Sub-total			7.2	38.48	2.0

BD 2	Inferred	>35.0	8.382	40.24	2.0
		30.0 – 35.0	0.609	33.32	1.8
		25.0 – 30.0	0.047	28.35	1.7
		20.0 – 25.0	0.021	22.87	1.5
		15.0 – 20.0	0.042	16.76	1.1
		.01 – 15.0	0	0	0

Sub-total			9.1	39.57	2.0

Grand Total	Inferred		16.3	39.09	2.0
Note:	The tonnages have been rounded to 3 decimals for grade intervals and to 1 decimal for sub-totals and grand totals.

Table 1.2
Summary of the Big Daddy Chromite Deposit Mineral Resource @ 15% Cr2O3 Cut-off

Deposit/Code	Category	Cr2O3% Interval	Tonnes	Avg. Cr2O3%	Cr/Fe Ratio
BD 1 (100)	Indicated	>35.0	13.535	40.22	2.0
		30.0 – 35.0	1.333	32.98	1.8
		25.0 – 30.0	0.447	27.77	1.7
		20.0 – 25.0	0.152	23.34	1.5
		15.0 – 20.0	0.019	17.81	1.1
		0.01 – 15.0	0.001	12.09	0.7
Sub-total			15.5	39.05	2.0

BD 2	Indicated	>35.0	9.622	41.11	2.0
		30.0 – 35.0	1.031	32.97	1.8
		25.0 – 30.0	0.190	28.04	1.7
		20.0 – 25.0	0.007	22.56	1.4
		15.0 – 20.0	0.009	18.46	1.2
		0.01 – 15.0	0.087	7.74	0.6
Sub-total			10.9	39.82	1.9

Grand Total	Indicated		26.4	39.37	2.0

BD 1 (100)	Inferred	>35.0	7.097	39.14	2.0
		30.0 – 35.0	1.877	32.94	1.8
		25.0 – 30.0	0.543	27.93	1.7
		20.0 – 25.0	0.349	22.58	1.4
		15.0 – 20.0	0.174	18.33	1.1
		0.01 – 15.0	0.016	9.17	0.6
Sub-total			10.1	36.40	1.9

BD 2	Inferred	>35.0	8.993	39.80	2.0
		30.0 – 35.0	0.986	32.89	1.8
		25.0 – 30.0	0.241	28.06	1.7
		20.0 – 25.0	0.123	23.11	1.5
		15.0 – 20.0	0.059	16.90	1.0
		.01 – 15.0	0.014	11.96	0.9

Sub-total			10.4	38.51	2.0

Grand Total			20.5	37.47	1.9
(Includes internal waste within the 15% Cr2O3 envelope). Note:The tonnages have been rounded to 3 decimals for grade intervals and to 1 decimal for sub-totals and grand totals.

Micon believes that at present there are no known environmental, permitting, legal, title, taxation, socio-economic, marketing or political issues which would adversely affect the mineral resources estimated above. However, mineral resources, which are not mineral reserves, do not have demonstrated economic viability. Micon cannot guarantee that the SKF parties will be successful in obtaining any or all of the requisite consents, permits or approvals, regulatory or otherwise for the project. Other future setbacks may include aboriginal challenges to title or interference with ability to work on the property and lack of efficient infrastructure. There are currently no mineral reserves on the Big Daddy property and there is no assurance that the project will be placed into production.

1.8           INTERPRETATION AND CONCLUSIONS

1.8.1        Exploration Concept

Since 2006, the SKF personnel have employed a combination of geophysical techniques involving magnetic, electromagnetic and gravity surveys to determine the extent and rough geometry of the Big Daddy chromite mineralization prior to evaluation by drilling. This worked well, and has reduced the amount of drilling required to delineate the Big Daddy deposit.

1.8.2        Geology and Mineral Resources

The Big Daddy deposit is tabular as is typical of stratiform chromite deposits hosted by mafic-ultramafic layered intrusions. The tabular geometry and the continuity of the massive chromite intersections from hole to hole and section to section have facilitated delineation of the deposit using relatively wide hole spacing. Three to four holes were drilled along sections cut at 100 m intervals so that collars were 50 or 100 m apart. The sections extend over a 1,200 m strike length of which approximately 1,000 m is continuously mineralized. The current drill density is sufficient to estimate an Indicated resource over part of the deposit (using parameters defined for the NI 43-101 standard). The consistency and persistency of the deposit as revealed by variographic analysis implies that only very limited additional drilling will be necessary to upgrade the Indicated resource to the Measured category.

The two segments of the Big Daddy deposit (BD 1 and BD 2) remain open at depth but the lateral extents are unlikely materially to exceed the already established limits. Micon suggests that a few strategically positioned drill holes will upgrade the bulk of the Indicated resource to the Measured level.

1.8.3        Metallurgy

The preliminary metallurgical investigations completed to date are inconclusive. However the Big Daddy deposit consists of remarkably uniform, massive, high grade chromite with a favourable Cr:Fe ratio from which a lumpy product may be readily produced and should satisfy a broad market. Future work should focus on quantifying the product quality.

1.8.4        Market Outlook

Chromite is the source of chromium which is used in a wide range of applications in metallurgy, refractory materials and chemicals. The principal end uses are in stainless steel which accounts for approximately 94% of output of chromite, and non-ferrous alloys.

Potential new sources of supply will be evaluated in relation to the geographical location of potential markets and product quality.

1.8.5        Project Objectives

Micon is satisfied that the overall project objectives as detailed in the previous Micon technical report (2009) have been met in a highly efficient and cost saving manner. The next major challenge will be to bring the property into production; prior to which additional technical and economic studies will be required.

1.9           RECOMMENDATIONS

1.9.1        Further Assessment of Chromite Resources

Spider and KWG have established a firm resource base upon which to proceed with prefeasibility studies. However, in order to advance the project to prefeasibility level, it is critical to complete sufficient metallurgical investigations to establish the product quality of the massive chromite and the optimum beneficiation process for the disseminated/lower grade mineralization.

Whilst additional resources may be discovered by deeper drilling, Micon believes that the optimal economic depth for mining should be determined before such drilling is undertaken. Thus in the short to medium term, additional drill programs are not a priority.

In view of the foregoing, Micon makes the following recommendations:

i.
Detailed metallurgical work needs to be completed to enable prefeasibility studies to commence. The investigations should primarily focus on the establishment of product quality/recovery relationships and the marketing potential of the Big Daddy chromite concentrates.

ii.
Detailed mineralogical work should be conducted simultaneously with metallurgical investigations so as to elucidate chromite grain liberation characteristics, chromite grain chemistry and gangue mineralogy.

iii.	A prefeasibility study should be conducted at the conclusion of metallurgical /mineralogical investigations, if warranted.

In addition to the above, a basic but detailed survey of the infrastructural requirements should be initiated taking into account the possible synergies from cooperation with third parties holding prospective mining rights in the McFaulds Lake area.

If prefeasibility studies are favourable, Micon recommends that infill drill holes as indicated on Figure 17.9 be drilled to upgrade the resource. Additional holes to increase the resource are not marked on Figure 17.9 but can be designed and drilled if warranted. In view of the remoteness and lack of infrastructure of the SKF project area, the overall (global) size of the deposit will impact significantly in any future investment decision making process.

1.9.2        Follow-up on Unexplained EM anomalies

Whilst current exploration efforts are on chrome, the potential for other deposit types should not be overlooked, particularly Magmatic Massive Sulphides (MMS) deposits of Ni-Cu-PGE (which might occur in the same peridotite unit hosting the chrome mineralization) and Volcanogenic Massive Sulphides (VMS) deposits (Cu-Zn-Au) in the eastern segment of the SKF project area. Freewest’s and Noront’s MMS discoveries in peridotite (see Section 15) lend support for continued follow-up work on EM conductors.

In line with these recommendations, Spider/KWG have proposed the following two-phased budget (Table 1.3)

Table 1.3
Summary of Budget Proposals for the Big Daddy Chromite Project

Phase	Description of Activity/Program	Estimated. Cost($)
1 a	Geometallurgical studies involving mineralogical and microprobe work	50,000
1 b	Metallurgical testing including allowance for drill holes to get metallurgical	500,000
	sample
1 c	Infrastructural study	50,000
1 d	Prefeasibility/scoping study	100,000
	Contingency on phase 1 activities (about 10% of totals 1 a to 1 d)	70,000
	Sub total Phase 1	770,000

2	Diamond drilling	4,000,000
	Contingency on phase 2 activities	400,000
	Sub-total phase 2	4,400,000

1 & 2	Grand total	5,170,000

Micon has reviewed Spider/KWG’s budget proposals and recommends that Spider/KWG conduct the proposed activities subject to funding and any other matters which may cause the proposals to be altered in the normal course of their business activities or alterations which may affect the program as a result of exploration activities themselves.

2.0           INTRODUCTION

2.1           AUTHORIZATION AND PURPOSE

At the request of Messrs. Neil Novak and James Burns, President and VP Exploration of Spider Resources Inc. (Spider), respectively, and Messrs. Frank Smeenk and Maurice (Moe) Lavigne, President and VP Exploration and Development of KWG Resources Inc. (KWG), respectively, Micon International Limited (Micon) has been retained to complete a mineral resource estimate of the Big Daddy chrome deposit. Spider and KWG require an independent  Technical Report to fulfill the requirements of Canadian National Instrument (NI) 43-101 for a first time disclosure of the Big Daddy mineral resources.

Micon’s independent Qualified Persons responsible for the preparation of this report are Richard Gowans, P.Eng., Jane Spooner, MSc., P. Geo., Alan San Martin, MAusIMM and Charley Murahwi, M.Sc., P. Geo., MAusIMM. The report has been compiled following the format and guidelines of Form 43-101F1, Technical Report for National Instrument 43-101 (NI 43-101), Standards of Disclosure for Mineral Projects, and its Companion Policy NI 43- 101CP. All members of the Micon team are independent of Spider and KWG as defined in NI 43-101.

This report is intended to be used by Spider and KWG subject to the terms and conditions of their contracts with Micon. Those contracts permit Spider and KWG to file this report on SEDAR (www.sedar.com) as an NI 43-101 Technical Report with the Canadian Securities Regulatory Authorities pursuant to provincial securities legislation. Micon understands that Spider and KWG may use the report for a variety of corporate purposes including financings. Except for the purposes legislated under provincial securities laws, any other use of this report, by any third party, is at that party’s sole risk.

2.2           BACKGROUND

In this report Big Daddy (Figure 2.1) refers to the chromite deposit situated on claim P 3102253. SKF (Spider-KWG-Freewest) refers to the relationship between Spider, KWG and Freewest Resources Canada Inc. (Freewest) as described in the September, 2009 option agreement to which each party is a signatory.

Spider and KWG have recently completed a diamond drilling program which has outlined substantial thicknesses of high grade chromite mineralization extending over a 1,200 m strike length to a maximum depth of about 365 m below surface. Under the current option agreement, Spider and/or KWG can earn an additional 10% interest in the property through minimum annual exploration expenditures of $5 million over three years ending March 31, 2012. The additional 10% interest may also be gained through minimum exploration expenditures of $5 million and delivery of a positive feasibility study to Freewest (the property vendor) by March 31, 2012.

In January, 2009, Spider and KWG commissioned Micon to review exploration results obtained to that date and to make recommendations regarding the most expeditious means to advance the project and to generate a complete and reliable data set on which to base additional work. The report, dated March 31, 2009, and entitled “NI 43-101 Technical Report  on the Big Daddy Chromite Deposit and Associated Ni-Cu-PGE, James Bay Lowlands, Northern Ontario” has been filed on SEDAR by both Spider and KWG. Micon recommended:

•	A combination of ground gravity and magnetic surveys to guide drilling.

•	A two phase drilling program designed to establish the extent and character of the deposit and then generate detailed information required to support a resource estimate.

•	Thorough investigation of PGE potential.

•	Geophysical definition and drill testing of unexplained conductors (VMS and Ni-Cu- PGE targets).

In addition Micon recommended adoption of a comprehensive QA/QC program with respect to sampling and analyses, implementation of more a comprehensive logging program to include collection of geotechnical observations, and improved down-hole directional surveying. Ancillary metallurgical and petrographic studies were recommended. The immediate objective of this work was to outline a significant chromite resource while completing a thorough evaluation of the potential for PGE’s in the hanging wall of the chrome deposit and massive Ni-Cu-PGE-bearing sulphides elsewhere.

Micon noted that:

“due to remoteness and lack of infrastructure the overall (global) size of the deposit will impact significantly in any future investment decision-making process”.

2.3           SOURCES OF INFORMATION

The sources of information for this report are detailed below, and include those in the public domain as well as privately acquired data.

•	Data and transcripts supplied by and at the instruction of Spider/KWG.

•
Patrick Chance, P. Eng., was a project manager from early October, 2009 until March 31, 2010 and was on site during part of the 2009 and for the entire 2010 drilling campaign. He assembled the drill hole database, and implemented and supervised implementation of systematic data collection procedures.

•	Review of various geological reports and maps produced by the Ontario Geological Survey (OGS), its predecessors, and the Geological Survey of Canada (GSC).

•	Discussions with Spider/KWG management and Billiken Management Services (Billiken) staff, consultants and contractors familiar with the property.

•	Research of technical papers produced in various journals.

•	Independent analyses of quartered core samples.

•	Independent repeat analyses of sample pulps (assay splits).

•	Personal knowledge of Cr and Ni-Cu-PGE in layered intrusions and similar geological environments.

Micon is pleased to acknowledge the helpful cooperation of Spider/KWG’s management and Billiken, the project contractor, whose staff and management made any and all data requested available and responded openly and helpfully to all questions, queries and requests for material.

2.4           SCOPE OF PERSONAL INSPECTION

Micon (represented by Charley Murahwi) has twice inspected the property (Claim P 3102253)  and the McFaulds Lake camp, where core was logged and processed and is stored; first, between January 11 and 13, 2009, and again on October 22, 2009. In addition, Murahwi  visited the Activation Laboratory’s sample preparation and analytical facility in Thunder Bay on January 10, 2009, selecting pulps for re-analysis.

During the initial visit the following activities were completed:

•	Review of QA/QC (including sample security) procedures.

•	Verification of drill hole collar positions and mineralization intercepts in drill cores.

•	Selection of sample pulps (assay splits) for repeat analyses.

•	Independent sampling of quarter drill core samples.

During the second visit Micon confirmed that recommendations of the earlier report had been implemented and that the data collected were of a quality, detail and form required to support resource estimation and subsequent technical studies.

Figure 2.1
Location Map of the Big Daddy Chromite Deposit

2.5           ABBREVIATIONS

The abbreviations used in this report are summarized in Table 2.1

Table 2.1
Summary of Abbreviations Used

Unit(s) of Measurement	Abbreviation	Name	Abbreviation
Average	Avg	Activation Laboratories	Actlabs
Above sea level	ASL	Billion years	Ga
Centimetre(s)	cm	Big Daddy Deposit	BD
Coefficient of variation	Coef. Var	Big Daddy Deposit southwest segment main mass	BD 1
Degree(s)	o	Big Daddy Deposit northeast segment main mass	BD 2
Degrees Celsius	oC	Big Daddy Deposit southwest segment subsidiary body	BD 1 sub
Digital elevation model/Digital Terrain Model	DEM/DTM	Big Daddy Deposit northeast segment subsidiary body	BD 2 sub
Electro-magnetic(s)	EM	Canadian Institute of Mining, Metallurgy and Petroleum	CIM
Gram(s)	g	Canadian National Instrument 43-101	NI 43-101

Unit(s) of Measurement	Abbreviation	Name	Abbreviation
Grams per metric tonne	g/t	Diamond drill hole	DDH
Greater than	>	End of hole	EOH
Hectare(s)	ha	Eurasian Natural Resources Corp	ENRC
Inverse distance	ID	Geological Survey of Canada	GSC
Inverse distance cubed	ID3	Global Positioning System	GPS
Kilogram(s)	kg	Horizontal Loop Electromagnetic survey	HLEM
Kilometre(s)	km	International Chromium Development Association	ICDA
High intensity magnetic separation	HIMS	International Stainless Steel Forum	ISSF
Heavy liquid separation	HLS	Magmatic Massive Sulphide	MMS
Induced polarization	IP	Marten Falls First Nation	MFFN
Loss on ignition	LOI	Micon International Limited	Micon
Low intensity magnetic separation / Laboratory Information Management System	LIMS	Ontario Department of Mines	ODM
Maximum	max	Ontario Geological Survey	OGS
Metre(s)	m	Parts per billion	ppb
Milligram	mg	Parts per million	ppm
Millimetre	mm	Platinum Group Elements/Metals	PGE/M
Million tones	Mt	Qualified Person	QP
Million / Billion years	Ma / Ga	Quality Assurance/Quality Control	QA/QC
Minimum	min	Net Smelter Return	NSR
North American Datum 1983	NAD’83	Noront Resources Limited	Noront
Ordinary kriging	OK	Not available/applicable	n.a.
Percent(age)%		Ring of Fire	ROF
Rock quality designation	RQD	Ring of Fire Intrusion	RFI
Specific gravity	SG	Standard Reference Material	SRM
Standard deviation	Std	System for Electronic Document Analysis and Retrieval	SEDAR
Système International d’Unités	SI	Time Domain Electro Magnetic survey	TDEM
True thickness	T.T.	Volcanogenic Massive Sulphide	VMS
Universal Transverse Mercator	UTM	Webequie First Nation	WFN
Very low frequency	VLF	Measured Resource	MR
Wet high intensity magnetic separation	WHIMS	Indicated Resource	IR
		Inferred Resource	Inf. R
		Whole rock assay	WRA

3.0        RELIANCE ON OTHER EXPERTS

The authors are Qualified Persons only in respect of the areas in this report identified in their “Certificates of Qualified Persons” submitted with this report.

Micon has reviewed an executed copy of the September 10, 2009 option agreement between Spider, KWG (optionors) and Freewest (vendor) but has not verified the legality of any underlying agreement(s) that may exist concerning the licenses or other agreement(s) between third parties. Thus Micon offers no legal opinion as to the validity of the mineral titles claimed. The description of the property, and ownership thereof, as set out in this report, is provided for general information purposes only.

The existing environmental conditions, liabilities and remediation have been described under the relevant section as per the NI 43-101 requirements. However, the statements made are for information purposes only and Micon offers no opinion in this regard.

The general descriptions of geology and past exploration activities used in this report are taken from transcripts prepared by Spider staff/consultants and from reports prepared by various reputable companies or their contracted consultants, as well as from various government and academic publications. Micon has relied on these data, supplemented by its own observations at site.

While exercising all reasonable diligence in checking, confirming and testing it, Micon has relied upon the Spider’s presentation of the project data from previous and recently completed exploration programs.

4.0        PROPERTY DESCRIPTION AND LOCATION

4.1           SIZE, LOCATION AND TENURE

The Big Daddy chromite deposit lies entirely on mining claim P 3012253 situated in the McFaulds Lake area of the James Bay Lowlands of north-central Ontario. P 3012253 is the westernmost of a seven-claim, 1,241 ha property under option from Freewest by Spider and KWG (SKF option).

The SKF property lies in NTS 43D16S½ near 86° 14' 11" W longitude, 52° 45' 32" N latitude. The area is situated 280 km due north of the town of Nakina and 258 km due west of the James Bay coastal community of Attawapiskat. The option property lies 13 km  westsouthwest of the McFaulds Lake camp which is situated on the northwest corner of the lake.

The property comprises five staked claims (P 3012252, P 3012253, P 3008268, P 3008269 and P 3008793) and two single-unit, (400 m x 400 m, 16 ha) blocks excised from adjacent staked claims (P 3012250 and P 3012251) to the north (Figure 4.1) encompassing a total of 1,241 ha (78 claim units). Claim abstracts are summarized in Table 4.1.

Claim boundaries were marked out by stakers. James Burns, VP Exploration of Spider, has walked the claim lines recording the locations of lines and posts with a hand-held, retail grade, GPS.

The property is in good standing until April and August, 2011. Annual assessment requirements are $31,200. Claim abstracts currently report Freewest as the recorded holder; however, the property is to be held by KWG in trust.

As of September, 2009 both Spider and KWG had earned a 25% interest (Freewest 50%) in the property. Spider and KWG’s exploration expenditures in late 2009 and early 2010 each exceed the $2.5 million required to earn an additional 1½% interest. As of March 31, 2010 the property interests are Spider 26½ %, KWG 26½ % and Freewest 47%.

The two westernmost claims and both contiguous single units are subject to a 2% Net Smelter Return royalty currently held by Richard Nemis (1%) and KWG (1%).

Table 4.1
SKF Property – Summary of Claim Abstracts as of March 19, 2010
(Freewest is the recorded holder of these claims. Claim abstracts are available at
www.mci.mndm.gov.on.ca/claims)

Claim No	Units	Area (ha)1	Due Date	Recorded	Work Req’d	Total Work	Total Reserve	Present Work Assigned	NSR
P 3012253	16	249	2011-Apr-22	2003-Apr-22	$6,400	$38,400	$152,334	$30,786	2%
P 3012252	16	258	2011-Apr-22	2003-Apr-22	$6,400	$38,400	$0		2%
P 3008269	16	257	2011-Aug-11	2003-Aug-11	$6,400	$38,400	$33,429	$60,945	0%
P 3008793	12	202	2011-Aug-11	2003-Aug-11	$4,800	$28,800	$0	$0	0%

Claim No	Units	Area (ha)1	Due Date	Recorded	Work Req’d	Total Work	Total Reserve	Present Work Assigned	NSR
P 3008268	16	243	2011-Aug-11	2003-Aug-11	$6,400	$38,400	$20,203	$24,000	0%
	76	1,209				$182,400	$205,966	$115,731
P 30122502	1	163	2011-Apr-22	2003-Apr-22	$6,400	$38,400	$10,560	$0	2%
P 30122512	1	163	2011-Apr-22	2003-Apr-22	$6,400	$38,400	$10,560	$0	2%
		32				$76,800	$21,120
	78	1,241
1 – Measured based on uncorrected, hand-held GPS-derived locations of claim [corner] posts.
2 - Assessment work is for entire claim which must be maintained to retain the optioned portions.
3 – Nominal areas based on descriptions of the optioned parcels and locations of relevant claim [corner] posts

Figure 4.1
SKF Project Claim Map. SKF Option claims are shown in green. Claim locations are “as staked” based on GPS-derived locations of claim posts

4.2           COSTS OF MAINTENANCE

In Ontario, mining rights are acquired by staking out and recording claims in a manner prescribed in the Mining Act (R.S.O. 1990, Chapter M. 14 Section 38 (1)). Claim holders are required to submit proof of permitted exploration expenditures at a rate of $400 per claim unit annually starting prior to the second anniversary of recording until the claims are taken to lease. The annual maintenance costs for 78 units are $31,200. Sufficient eligible work has been completed to retain the property in good standing for many years. An assessment report of recent drilling is in preparation.

4.3           ROYALTIES AND PROPERTY RIGHTS

4.3.1        4.3.1 Underlying Agreements

On 22 April, 2003, Richard Nemis became the recorded holder of six, 16-unit claims (the Nemis Claims), comprising the western two SKF Option claims (P 3012252 and P 3012253) and the four adjoining claims to the north that now comprise the Black Thor (Freewest, 100%) property (shown in pink on Figure 4.1).

On June 17, 2003, Richard Nemis agreed to sell 100% interest in the Nemis Claims to Freewest in consideration of a payment of $10,800 and a 2% NSR royalty. The claims were transferred to Freewest on August 14, 2003.

On August 11, 2003, Freewest caused the three claims that comprise the east part of the SKF property (P 3008269, P 3008793 and P 3008268) to be recorded.

On December 5, 2005, KWG and Spider, as equal partners, agreed to earn a 50% interest in Freewest’s property comprising P 3012253, P 3012252, P 3008269, P 3008793 and P 3008268 together with two single claim units (~32 ha) excised from adjoining Freewest claims 302250 and 3022251 for exploration expenditures of $1,500,000 by October 31, 2009 of which $200,000 was to be spent by February 28, 2006. The addition of the two single units permits Spider and KWG to test two EM conductors that extend northwards onto the Black Thor property.

In March, 2009, Freewest, KWG and Spider entered into a letter agreement which forms the basis for the September 10, 2009 agreement described below.

On July 21, 2009, Nemis, Freewest and KWG entered an agreement whereby KWG purchased half of the Nemis NSR (i.e., 1% NSR royalty) which was conveyed to 7207565 Canada Inc., a subsidiary of KWG.

On September 10, 2009, Freewest, KWG and Spider amended and restated the December 5, 2005 agreement, allowing KWG and/or Spider to earn a combined additional 10% interest in the property through annual expenditures of $2,500,000 each within three years ending March 31, earning 3% in each of the first two years and 4% in the last year ending March 31, 2012. The additional 10% may also be earned should one or both parties spend a minimum of $5,000,000 and deliver a positive feasibility study to Freewest by March 31, 2012.

Title of the property was to be transferred to KWG to be held in trust. That has not yet occurred.

The September, 2009 agreement acknowledged that KWG and Spider had already each earned a 25% interest in the property and warranted that there were no encumbrances on the property beyond the NSR royalty.

Spider has operated the project from inception until March 31, 2010. KWG is to be operator for the year beginning April 1, 2010, with operatorship reverting to Spider during the following year, subject to conditions, after which a joint venture of the three parties is to be formed at which an operator is to be appointed by a simple majority.

4.3.2        Royalty Interests

Richard Nemis and KWG Resources each hold a 1% Net Smelter Return royalty on claims P 3012252, P 3012253 (Big Daddy deposit), and the adjoining single unit portions of P 3012250 and P 3012251.

4.3.3        Other Parties to the Agreement

Freewest Resources Canada Inc. is a wholly owned subsidiary of Cliffs Natural Resources Inc. KWG Resources Inc. is a junior exploration company in which Cliffs Natural Resources holds ~19.9% interest and has board representation.

4.4           ENVIRONMENTAL AND PERMITTING

There are no known environmental liabilities associated with the SKF property. No mining or  other potentially disruptive work has been carried out on the current property beyond that described in this report. Current legislation (chiefly the Mining Act) does not require permitting of the early stages of exploration (e.g, ground geophysics, prospecting and drilling).

4.4.1        Current Status

Surface exploration to date has comprised line cutting of several grids, conducting magnetic, HLEM, gravity and PEM surveys over portions of the property and the drilling of 56 diamond drill holes. The drilling was supported by helicopter resulting in minimal ground disturbance (approximately 1.35 ha in total). At the cessation of the 2010 drilling campaign all foreign materials including containers, drill parts and garbage were removed. A final walkover is required in snow-free conditions.

On about January 20, 2010, Chief Elijah Moonias of the Marten Falls First Nation reported his community’s concerns regarding the use of ice strips and the protection of caribou. Studies into the impacts of ice roads on fish and mammal populations carried out to the north of Yellowknife and elsewhere were unable to detect measureable impacts (e.g. Moulton et al., 2003).

The woodland caribou and wolverine are listed as species at risk in Ontario. Caribou tracks are plentiful during the winter, although sightings are rare.

In February, 2010, representatives of relevant federal, provincial and municipal regulatory agencies inspected the camp facilities at McFaulds Lake and were invited to visit the work site. The few concerns related to the camp site and have been addressed by Billiken, the camp owner.

4.4.2           Baseline Line Environmental Studies

In 2009, Spider, as project manager, retained AECOM, formerly Gartner-Lee, to initiate baseline environmental studies. AECOM established pairs of observation stations on the three drainages that cross the property, sited up and down-drainage of the property.

During 2009, AECOM completed spring, summer and fall sampling programs, measuring water flow, quality and physiochemical parameters. Biological (tissue) sampling was also undertaken.

5.0        ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE
AND PHYSIOGRAPHY

5.1           PHYSIOGRAPHY

The Big Daddy (average elevation 173 m) property lies near the western limit of the Hudson Bay Lowlands, a vast, poorly-drained area extending along the south and west coasts of James and Hudson Bays between the Ontario-Quebec boarder and Churchill, Manitoba (e.g., Brookes, 2010). The area corresponds with the maximum extent of periglacial marine inundation (to 180 m) by the ancient Tyrrell Sea and with that of the western margin of the Hudson Bay Platform. The Platform comprises Lower Paleozoic carbonates and clastics sediments. Remnants of the Paleozoic platform cover strata were reported in drill holes FW- 06-04 and FW-08-11, which are collared within 200 m of the chromite sub-outcrop, as well as in holes drilled to the east of the Big Daddy deposit.

Sjörs (1959) describes four distinct landscape features; fens, bogs, black spruce islands and riparian zones. All are evident on the Big Daddy claim.

•	Fens are the basic landscape feature characterized by shallow, typically circular ponds, relatively diverse vegetation, higher pH and metal contents.

•
Bogs comprise island-like, thick sphagnum accumulations (~3 m) above the local surface with irregular, 1.5 m-deep ponds that form string bogs where gradients are steeper. Plant diversity is low due to acid, nutrient-poor water.

•	Ovoid, black spruce islands are elevated 2 m above the surrounding area, commonly with treeless centres. Sjörs (ibid.) encountered frozen ground a metre or so below surface.

•
The riparian zone comprises river banks including the area subject to seasonal flooding. Nutrient availability and locally good drainage contribute to a diverse flora including, locally, mature spruce and aspen.

5.2           RELIEF AND DRAINAGE

Big Daddy project area lies in the Attawapiskat drainage system which consist of one of the two great rivers (the other being the Albany) that drain northwestern Ontario. These provided  convenient access for early explorers and traders. Drainage over the Lowlands is very poor due to the gentle slope (approximately 0.7 m / km).

Relief across the Big Daddy claim is about 4 m, and as much as 7 m above the closest points on the Muketei and Attawapiskat rivers. Water flow along creeks and rivers varies from a maximum in the spring falling gradually until the following spring. During the remainder of the year even local rainfall rapidly reaches the major drainages causing slight increases in water level.

The Big Daddy claim drains to Black Creek which straddles the east claim boundary. From there drainage is north-northwest towards the Muketei river.

5.3           ACCESSIBILITY AND INFRASTRUCTURE

The area is remote lying far from the nearest paved road at Nakina, 280 km to the south. A power line and road also serve the Musselwhite mine (Goldcorp Inc.) 280 km to the west over much better drained terrain. The area is currently accessible only by float and ski- quipped aircraft which can land on larger lakes. Aircraft are available in Nakina and Pickle Lake. Helicopters are essential for local transport, although skidoos and larger tracked vehicles are useful when the ground is frozen and there is sufficient snowpack.

Nakina has a paved 3,500 foot (about 1,000 m) runway. The main transcontinental CN rail line also passes through the town. Longer runways are available at Geraldton, (5,000 feet (about 1,500 m), 337 km south) and Pickle Lake (4,500 feet (about 1,400 m), 310 km southwest).

Thunder Bay (540 km south-southwest) is the regional centre with daily air service to the remote communities, Nakina and Pickle Lake. Although the Ministry of Northern Development, Mines and Forestry’s (MNDM&F’s) development coordinator is based in Thunder Bay, the area lies in the Porcupine Mining Division and is administered from Timmins (about 600 km southeast).

All-weather highways extend to Nakina (Highway 584) and Pickle Lake (Highway 808) from where the gravel North Road extends 193 km to Opapimiskan Lake (Musselwhite mine) to the west.

The Ontario power grid reaches the Victor mine (DeBeers Canada Inc.), 157 km to the east, Nakina, 280 km to the south and the Musselwhite mine 290 km to the west.

During 2009 Marten Falls Logistics began construction of an airstrip about four kilometers north of Noront’s Esker camp. Work is reported as halted due in part to permitting issues.

In 2009 KWG through its subsidiary Canada Chrome Corporation, staked two “rail corridors”. Subsequently Canada Chrome Corporation commenced a scoping study pertaining to costs for a rail link to the McFaulds Lake area. The company has completed a geotechnical, soil sampling program along a 340 km corridor to the area from the CN railway line at Exton near Nakina. Feasibility level engineering studies and cost estimates for a rail link are expected to be completed by the end of 2010 (M.J. Lavigne, personal communication, 2010).

5.4           CLIMATE

Mean temperatures range from -20°C in December and January to a peak of 15°C in July (Figure 5.1). Annual precipitation is about 70 cm, of which almost 70% falls as rain with peak amounts during July. Snowfall peaks in November gradually diminishing to March. Typical snow accumulations are about 0.6 m.

Figure 5.1
Annual Mean Daily Temperature and Range, January to December (month 1 to 12)
(Upper curves, left scale) and monthly precipitation (lower curves, right scale) showing rain (blue curve)
and snow (grey curve for Pickle Lake (1971-2010 data; source: www.climate.weatheroffice.gc.ca).).

5.5           VEGETATION

The property lies in a broad transition zone between the boreal forest and arctic tundra further north. It is covered by extensive fen and bog complexes with highly variable tree cover intermixed with vast numbers of ponds and lakes. The principal tree species include black spruce (Picea mariana), white spruce (Picea glauca) and tamarack (Larix laricina) (Sjörs, 1959). Caribou grazing locally alters plant community structure (Proceviat et al., 2001).

5.6           FAUNA

While a wide range of animals and birds are reported, those observed include fox, wolf, marten, moose, black bear and woodland caribou. The area lies in the northern range of the woodland caribou, a species at risk in its southern range due to habitat loss (removal of  ldgrowth, boreal forest; Proceviat et al., 2001).

“Winter survival of woodland caribou in the black spruce peatlands of northeastern Ontario also appears to be dependent on the availability of ground and arboreal lichen and arboreal lichen biomass has been shown to be an important parameter identifying late winter habitat selected by this species.” (ibid.)

Despite intermittent aerial surveys since 1950, the abundance and migration patterns of the lowland woodland caribou population are not well understood (Magoun et al, 2005).

5.7           FIRST NATIONS

First Nations communities are the principal permanent settlements in the far north of Ontario. Although the mineral rights were surrendered in the James Bay Treaty No. 9 in the early 20th century, recent court rulings combined with the absence of economic opportunity in the region have encouraged First Nations to assert rights to traditional lands. The Marten Falls First Nation asserts that the McFaulds area and KWG’s currently proposed access corridor lie within its traditional lands. It is likely that other nearby communities (e.g., Webequie, Fort Hope, Lansdowne House and Summer Beaver) will seek economic advantage from developments in the area.

Prior to 2010 mineral exploration companies acted individually, reaching accommodations and in some cases agreements with First Nations. In early 2010, the Marten Falls First Nation  with the support of the Webequie First Nation initiated a logistics blockade of Koper and McFaulds Lakes between January 20 and March 18. While the objectives of the blockade are unclear, the need for sustained engagement to structure development of and eventual mutually-beneficial operations in the area is clear.

The closest communities are members of the Matawa Tribal Council which represents Oji- Cree communities in an arc along the west edge of the James Bay Lowland from Constance Lake in the southeast to Neskantaga First Nation (Lansdowne House) in the northwest. The population of the remote communities is about 3,000 (2006 data; www.matawa.on.ca). The remaining 5,000 Matawa members live off reserve or in road accessible communities around Nakina, Long Lac and Hearst.

During the most recent Big Daddy drill campaigns, a third of the workforce comprised First Nations members. Geotechnical logging, down-hole and GPS surveys and all sampling were carried out to a high standard by First Nations members under supervision of the site geologist.

5.8           LOCAL RESOURCES

Few local resources have been identified to date. In particular there is little evidence of aggregate an essential commodity for mine and infrastructure development.

There is sufficient space on the current property to develop a mine and ancillary installations.

6.0        HISTORY

There is no evidence that the current property had been staked or otherwise explored prior to 2003, however, Spider/KWG and others had conducted diamond exploration in the area since the early 1990’s.

Government survey agencies have carried out very limited, largely reconnaissance work in the area due to the perceived lack of outcrop and the high cost of supporting field programs. Prior to the 1990’s there are few records of past exploration beyond a flurry of diamond drilling to the north and west of the current area in the early 1970’s following the Kidd Creek (Timmins) VMS discovery.

6.1           GENERAL

Robert Bell (1886) provides the earliest account of the geology of the Attawapiskat and tributaries describing well-exposed Paleozoic stratigraphy along the river and including initial description of Archean rocks exposed in the headwaters of the river. McInnes (1910) travelled along the upper Attawapiskat and adjacent Winisk rivers a quarter century later. During the 1940’s the Provincial Government investigated the lignite, gypsum and petroleum possibilities of the James Bay Lowland, drilling several drill holes to basement (e.g., Martison, 1953). The GSC completed regional mapping of the Hudson Bay Platform during the 1970’s (e.g., Sandford & Norris, 1975). Although Bostock’s (1968) work was of regional scope, he and colleagues reported much outcrop along drainages from the Muketei westwards.

Diamond explorers, Monopros (a subsidiary of De-Beers) and Selco, traced diamond indicator minerals from initial discoveries in the Kirkland Lake area into the Lowland in 1962 culminating in the discovery of the Jurassic-aged, Attawapiskat kimberlites in 1989. In 1971 Inco, Sherritt Gordon, Denison and Kennco drilled base metal targets to the north and west of the current area. During the mid-1990’s the then Spider-KWG joint venture tested potential kimberlite targets over a 200 km square area centred on McFaulds Lake, quickly discovering the five, Proterozoic age Kyle diamondiferous kimberlites under Paleozoic cover.  Elevated chromite counts were reported in drainage and overburden samples collected during this period marking the earliest report of chromite in the area (Gleason and Thomas, 1997).

The 2002 discovery of chalcopyrite by DeBeers and recognition of VMS mineralization in 2003 by Spider and KWG focused exploration attention in the McFaulds area prompting Richard Nemis and Freewest to cause the claims comprising the current property to be staked. Howard Lahti, PhD, P. Geo., was first to recognize chromite in situ noting two thin beds in drill hole FW-06-03. The Eagle One Ni-Cu-PGE discovery in 2007 precipitated intense exploration effort over the following two years during which time the Blackbird, Big Daddy, Black Thor, Black Label and Black Creek chromite and the Thunderbird vanadium deposits were discovered, Initial resource estimates have been made on all but the last three mentioned deposits (see Section 15 on Adjacent Properties).

6.2           PROPERTY HISTORY

Spider has managed exploration since inception, latterly through Billiken Management Services, Inc. In mid-2007 Billiken was sold to an unrelated party, thus Spider and Billiken have operated at arms-length for almost three years.

Early exploration programs (airborne surveys and ground follow-up) were conducted over contiguous properties. Costs were apportioned according to the work done over each property. For this reason the J (Big Daddy) grid extends over the adjacent properties.

At some time prior to 2007 Probe Mines held an option on the Freewest Claims, completing three short diamond drill holes (F-1 to F-3) that narrowly missed the chromite mineralization. The claims were returned to Freewest before Probe was vested.

The past exploration history, which was reported in the previous 43-101 report, has been summarized in Table 6.1.

6.3           HISTORIC PRODUCTION

The property has no historical resource or reserve estimates and there has been no prior production.

Table 6.1
Summary of Exploration Completed on SKF Property between 1995 and 2008

Year	Company / Contractor	Work completed	Results
Pre-1995		Assessment file search.	No work filed in Spider 3 area.
1995-1996	SPQ & KWG (Burns, 2005)	Fixed wing mag over Spider #3 area. Helimag over 48 targets. Ground mag over selected targets. Modern alluvium sampling. Limited bedrock mapping. Airphoto interpretation. Two diamond drill holes	McFaulds magnetic anomaly detected and detailed [Selected datasets sold to OGS (Operation Treasure Hunt) and subsequently released as MRD .]
2001-2002	DeBeers (Burns, 2005)	McFaulds anomaly designated SP3-0029. Helicopter mag & EM (N-S on 50 m lines, 20 m elevation 1.6 km sq. Ground mag (N-S, 50 m lines). Vertical reverse circulation drill hole (SP3-02-007R),	Results for SP3-0029. • Apparent resistivity correlates with mag over principal anomalies. • Anomaly detailed. • Cut 1.75% Cu/6.5 m below regolith (saprolite) from 25.0 below surface.
2003	Freewest	AeroTEM Fugro	Found numerous EM targets in an arc including McFaulds Lake and extending to south and west.
2003	R Nemis & Freewest	Claim staking	Staked current property
2003	Freewest	Line cutting (J & H); ground mag and Max-Min (Scott Hogg)	Detailed ground targets on J and H grids
2004	Freewest	FWM-04-01 (Grid H, L 37 E, 5+50 S; Az ~120 °, Dip -45°;P 3008269)	19 m overburden, 10 m unknown, 67.5 m gabbro and 93.5 m tuff (mineralized, VMS style pyrite). The gabbro reports elevated Cr & Ni.
2006	SPQ & KWG (Novak, 2006)	FW-06-02 (Grid H) FW-06-03 (353.5 m) & 04 (Grid J) to test coincident HLEM-magnetic anomalies.	Cut ~10 m sulphide mineralization in a fragmental pile. Howard Lahti noted two "massive chrome beds" [1.05 & 0.6 m] in FW-06-03 marking the discovery of in-situ chromite in McFaulds area. FW-06-04 cut hanging wall volcanics containing locally anomalous Ni (but not Cr) concentrations.
2008	SPQ & KWG	FW-08-05 to 23	Drilling defined the chromite mineralization for 400 m along strike and also tested nearby EM anomalies

Note: SPQ = Spider

7.0        GEOLOGICAL SETTING

7.1           REGIONAL GEOLOGY

The edge of the Hudson Bay Platform also marks the maximum transgression (180 m above sea level) of the ancient Tyrrell Sea and of deposition of several metres of thixotrophic, fossil-bearing mud.

The property lies at the western edge of the preserved flat-lying, Lower Paleozoic Hudson Bay Platform, remnants of which were observed on the current property. The Hudson Bay Platform comprises Ordovician to Cretaceous sedimentary strata which reach a maximum known thickness of about 2,500 m in Hudson Bay. Two holes contain saprolite, indicative of an early Paleozoic tropical weathering event (Patrick Chance, personal communication, 2010).

The property lies in the Sachigo greenstone belt of the Oxford–Stull Domain (Stott and Rainsford, 2006) of the Sachigo Subprovince (Figure 7.1). The Sachigo greenstone belt is arcuate, west-facing and 100 km long by 5 km to 25 km wide belt. It is in intrusive contact with granodiorite rocks to the north and west (Atkinson et al., 2009). The Oxford-Stull Domain also contains a series of significant mafic to ultramafic intrusions including Big Trout, Springer, Highbank and McFaulds. Those at Big Trout and Highbank exhibit magmatic layering a characteristic of fertile mafic complexes.

Figure 7.1
Regional Geological Setting of the Superior Province

7.2           LOCAL GEOLOGY

Due to poor access, lack of abundant outcrop and limited mapping, local geology has been largely interpreted from airborne geophysical data and constrained by limited and selective diamond drilling (Figure 7.2). The area is underlain by volcanics of the Sachigo belt into which the Ring of Fire mafic-ultramafic complex is intruded. The Ring of Fire complex comprises three elements; the feeder dyke within which the Eagle One Ni-Cu-PGE deposit is contained, the sill or sills containing stratiform chromite deposits, here called the McFaulds Lake Sill, and the ferrograbbo bodies that contain the Thunderbird Fe-Ti-V prospect.

Petrographic and chemical evidence from the Big Daddy property (Scoates, 2009-03) indicate that the McFaulds Lake Sill is a well fractionated, body comprising lower (to the northwest) olivine-rich units overlain by upper olivine-poor units. The principal Big Daddy chromite bodies lie at the top of the olivine-rich unit.

The McFaulds Lake mafic-ultra-mafic sill (elsewhere termed the Ring of Fire intrusion) has been intermittently emplaced along a granodiorite-greenstone contact over a 20 km length of which 15 km between Eagle 2/Blackbird 1 (in the southwest) and Black Thor/Black Label (in the northeast) are known to be mineralized. The Thunderbird vanadium deposit occurs in ferrograbbos which form a distinct magnetic anomaly that lies parallel to and east of the main McFaulds Sill about 9 km northeast of the Big Daddy deposit.

Figure 7.2
Local Geology of the McFaulds Lake Sill showing the Big Daddy Chromite Occurrence.
(Symbols: Red - Ni-Cu-PGE, Purple lines - Cr2O3, Blue – Fe-Ti-V & Pink – VMS). Modified from OGS MRD 265

Volcanic rocks in the McFaulds Lake area have a U/Pb zircon isotopic age of 2737 ±7 Ma which is comparable with ages from other parts of the Superior Province of the Canadian Shield (Stott, 2007). It is older than most parts of the Abitibi belt, but similar in age to greenstone belts in Wabigoon and other belts.

7.3           PROPERTY GEOLOGY

The interpreted geology of the property is based on drill holes and ground geophysics (Figure 7.3). Bedrock is obscured by a relatively thin (approximately 10 m) layer of marine clay with  the exception of two small areas of peridotite outcrop that straddle the creek near the north property boundary.

Figure 7.3
Bedrock Geology of the Big Daddy Deposit Based on Drill Hole and Ground Geophysics. (UTM Zone
16;NAD’83)

Glacial overburden over the deposit area is typically 6 m to 10 m thick but can be as little as 1.6 m (drill hole FW-09-30). It comprises marine clay with a few pebbles and cobbles at the bedrock surface. Locally, overburden may be as much as 13.4 m thick (drill hole FW-08- 05).

Saprolite was reported in two holes (FW-04-01 and FW-09-45) drilled on EM targets off the sill. Oxidation (assumed to be due to deep, early Paleozoic weathering) is commonly observed to 50 m below surface but hematite has been reported as deep as 250 m.

Drilling and geophysical data suggest that the sill segment containing the Big Daddy deposit is about 1,000 m thick. Limited information suggests that the sill thins to the southwest. Mappable geologic contacts and limited igneosedimentary structures (e.g., bedding) indicate that the sill has been rotated from an original horizontal to a nearly vertical to overturned position.

Silicate minerals within the sill have been pervasively altered to serpentinite (serpentine- talc-chlorite), however, original textures are well preserved in both hand specimen and thin section.

Sill stratigraphy, comprising lower (to the northwest) olivine-rich and upper (to the southeast)  olivine-poor units, indicates that the sill is strongly fractionated and that the top is to the east (Scoates, 2009-03). The olivine-rich units comprise a lower marginal pyroxenite, dunite, peridotite and chromitite. Overlying olivine-poor units are relatively Cr-poor comprising pyroxenite and gabbros which were observed in intrusive contact with overlying volcanics.

The dunite is typically coarse grained and dull green. While the grain size varies there is little evidence of disruption. Magnetite occurs as rims around former olivine grains, as diffuse patches and in narrow (~1 cm wide), massive veinlets. The latter are strongly conductive. The abundance of magnetite and presence of narrow but highly conductive magnetite veinlets produce large amplitude total magnetic fields and diffuse but persistent AEM anomalies that extend from the Big Daddy claim, northwards onto the Black Creek (Probe-Noront) and Black Thor-Black Label properties.

The peridotite is chaotic in appearance, being marked by abrupt grain size changes. Scoates (2009-03) describes an extensive, magmatic breccia unit that reflects a high energy magmatic environment possibly occupying a feeder dyke. Massive chromite fragments were observed in earlier (pre-2009) holes (ibid.) but were rare in subsequent holes.

The peridotite unit also contains the economically significant chromite mineralization of which two intervals were typically observed. The stratigraphically lower unit(s) are characterized by variable (from interval to interval) chromite contents between 15% and 40% Cr2O3. The upper massive unit comprises uniform, ~40% Cr2O3, grades, often within 1% over tens of metres. The grade of the upper unit is consistent over the deposit with the exception of the southwest part where grades drop to ~38% Cr2O3.

Drilling of the Big Daddy deposit has been carried out from footwall to hanging wall so that the peridotite has been well sampled. The unit is marked by frequent faulting and fracturing reflected in poor recoveries, lower RQD’s and evidence of deep weathering. While the faulting and fracturing may be important in mine design through-going faulting is not required to resolve continuity between holes or sections. It is suggested that these faults reflect mechanical discontinuities between relatively unaltered massive chromite and pervasively altered, soft, host rocks (Patrick Chance, personal communication, 2010).

The upper contact of the massive chromitite with olivine-poor pyroxenite is sharp, occurring over as little as a centimetre. The pyroxenite comprises a distinctive pale green unit in which pseudomorphs after pyroxene are distinctive. In addition the Cr2O3 contents drops from ~40% to less than 1% across this contact.

Gabbros, some in contact with overlying volcanics, were reported in several holes.

Volcanic hanging wall rocks were not encountered during the recent drill campaign. Work on  the McFaulds Lake volcanogenic massive sulphides suggests that they reflect a back arc environment (Jim Franklin, personal communication, 2010).

The Big Daddy appears to be contained between north-trending, left lateral faults near section 1000 E and 2100 E where geophysical anomalies appear to be truncated and along which the Black Creek deposit is shifted.

8.0        DEPOSIT TYPES

Primary/orthomagmatic chromite occurs in two types of deposits, stratiform and podiform. These both have comparable mineralogy but contrasting origins. Residual and transported deposits are additional but rarely significant producers (WIM, 2008). The Big Daddy chromite is a typical stratiform deposit by virtue of its setting, host rock lithologies, mineralogy and dimensions.

The current major producers are all stratiform and occur in sills typically emplaced in stable continent environments. Productive sills include the Bushveld (South Africa), Great Dyke (Zimbabwe), Sukinda (Orissa, India), Kemi (Finland) and Ipuera (Brazil).

The collectively important but individually minor podiform deposits occur as very small pods (median tonnage 20,000 t; Singer et al., 1986) in the tectonized base of obducted ophiolites. These deposits are preserved in younger mountain ranges including the Tethyan orogen from the Balkans, through Turkey to Pakistan and India. Similar deposits occur in the North American Cordillera in northern California and Oregon. In exceptional environments, larger, multimillion tonne, podiform deposits have developed (e.g., Kempirasai, Kazakhstan).

Residual secondary deposits are locally significant producers (e.g., Sukinda). Locally accumulations in beach sands may be significant (e.g., Oregon), however, these tend to have low Cr:Fe ratios making them problematic to market.

Stratiform deposits account for 45% of total world chromite production and 95% of reserves. The Bushveld alone accounts for 35% of production. Other significant producers are the Great Dyke, Kemi and Brazilian deposits, which together produce about 10% of the world’s total. The many small scale podiform deposits produce the remaining 55% of chromite which enters the market as ores rather than ferrochrome.

8.1           RELATED DEPOSITS

The shear size, emplacement and crystallization processes associated with ultramafic sills give rise to an important group of four related deposit types, of which three have been found in the McFaulds Sill; magmatic massive sulphides (MMS: Ni-Cu-PGE’s), stratiform chromite, Fe-Ti-V, and reef-type, low sulphide, PGE deposits (not yet found in the McFaulds Lake area).

MMS deposits (e.g., Eagle One, Voiseys Bay) represent the accumulation of sulphides in traps in the floors of feeder dykes below the main sill. The remaining deposits occur within the cooling sills under a set of crystallization conditions that favour the economically important minerals.

Additional details are available at several on-line sources including USGS (Cox and Singer, 1998), GSC (e.g. Eckstrand and Hulbert, 2008) and BC Department of Mines (Lefebure et al., 1995).

8.2           GENETIC MODEL FOR STRATIFORM CHROMITE

Stratiform chromite deposits are formed by magmatic segregation during fractional crystallization (fractionation) of mafic-ultramafic magma. Stratiform chromite deposits require that chromite be the major and ideally the sole crystallizing phase over an extended period. Irvine (1975, 1977) suggested two mechanisms whereby a chromite saturated picritic tholeiite liquid becomes more siliceous either by contamination (assimilation) with granitic and/or volcanosedimentary material or alternatively by mixing with a more siliceous differentiate of the parent magma, thereby causing chromite to precipitate in the absence of silicate minerals.

On the evidence of field relations and mineralogical data (Jackson 1961, von Gruenewaldt 1979) combined with isotopic studies (Kruger and Marsh 1982, Sharpe 1985, Lambert et al. 1989) it has been shown that large layered intrusions are not the result of single, one-event injections of magma, but are the result of repetitive inputs. Irvine (1977) demonstrated that if a new input of magma was injected into one that had reached a higher level of fractionation, the resultant mixing action could inhibit the fractional crystallization of silicate minerals such as olivine and orthopyroxene and permit the crystallization of chromite alone. This is the mechanism by which layers of massive chromitite can develop, without dilution by cumulate silicates. As illustrated in Figure 8.1 (after Irvine 1977), the mixing of liquid A which is on the olivine – chromite cotectic, with liquid D on the orthopyroxene field may, provided that points on the mixing line lie above the liquidus surface, culminate in a hybrid magma such as AD which will intersect the liquidus in the chromite field on cooling. Hence it will crystallize  chromite alone while it moves to point X on the olivine – chromite cotectic, and thereafter it will continue to crystallize chromite and olivine. It has been shown that the decrease in the solubility of chromite in basaltic magma in equilibrium with chromite per degree centigrade fall in temperature is greater at high (1,300°C – 1,400°C) than at low (1,100°C – 1,200°C) temperature. Due to this concave – upward curvature of the solubility curve, the mixing of two magmas at different temperatures saturated (or nearly saturated) in chromite places the resultant mixture above the saturation curve, which suggests that point AD in Figure 8.1 is likely to lie above the liquidus.

The suggestions by Irvine (1977) are consistent with observations on chromitites in layered intrusions. Most significant amongst these observations is the fact that most of these chromitite layers occur at the base of well defined cyclic units (e.g. Bushveld Complex and Great Dyke in Southern Africa) or at/near the base of similar cyclic units. Further evidence comes from the textures of the underlying rock units which indicate a common cotectic crystallization of chromite with olivine or orthopyroxene showing that the magmas previously in the chambers were saturated with respect to chromite.

More recently, the crustal contamination hypothesis has been supported by MELTS (Ghiorso and Sack, 1995; Asimow and Ghiorso, 1998) thermodynamic modelling software and textural observations of xenolithic clasts of iron-formation occurring stratigraphically below the massive chromitite layers within the RFI. Workers investigating similar deposits such as the Ipueira-Merado Sill determined, supported by isotopic and textural observations, that crustal assimilation by a primitive and chrome enriched magma was the most likely cause for the formation of the chrome deposit (Marques et al., 2003).

Figure 8.1
Phase Relations in the System Olivine-Silica-Chromite as determined by Irvine (1977)
(Illustrating the consequence of mixing primitive magma (A) with well fractionated (D) and slightly fractionated (B) variants of the same primitive magma (Source: Naldrett et al., 1990))

Scoates (2009) speculates that both mixing of primitive magma with fractionated magma (Irvine, 1977) and crustal contamination of the parental magma (Irvine, 1975; Alapieti et al., 1989; Rollinson, 1997; Prendergast, 2008) appear to have had complementary roles in the formation of the Big Daddy chrome deposit. The hanging wall volcanics include both banded  iron formation intervals and volcanogenic sulphide accumulations which, if assimilated by the sill, could alter magma chemistry sufficiently to deposit chromite.

Association of Ni-Cu-PGE with Stratiform Chromite

Stratiform chrome deposits are commonly associated with magmatic Ni-Cu-PGE mineralization. For sulphide precipitation to occur, the silicate liquid in the magma chamber must become sulphur-over saturated and this is dependent upon the following factors:

•	Melt temperature.
•	Oxygen fugacity.
•	Magma composition – MgO/FeO ratio, SiO2 content, and S content.
•	Magma recharge

As far as magma mixing is concerned, it is generally accepted (Campbell and Turner, 1986) that layered intrusions have formed through repetitive inputs of magma. These inputs are likely to have been turbulent and thus to have involved significant entrainment and mixing of resident magma within the input. The resulting hybrid would also spread out at the appropriate density level to give rise to turbulently convecting layers. If sulphides formed in the hybrid at this stage, the turbulent mixing and convection would have provided the ideal environment in which they could have developed a high R-factor, and thus have become enriched in PGE. The R factor is defined as the ratio of silicate melt to sulphide melt during sulphide segregation.

Sulphide saturation may be achieved in one of three ways as proposed by Naldrett et al. (1990):

•	Fractional segregation where sulphide saturation is attained through fractionation (Figure 8.2).

•	Batch segregation where batch segregation of sulphide is achieved through mixing of a primitive magma with an evolved resident magma that is close to crystallizing plagioclase (Figure 8.2).

•	Constitutional zone refining where sulphide saturation is preceded by volatileinduced partial melting and remobilization of cumulates and sulphides (Figure 8.3, example iv).

The above three processes lead to the formation of different types of deposits as illustrated in Figure 8.3. Subsolidus and deuteric processes are responsible for the modification of the original primary textures in these deposits.

It is important to note that the mixing of fresh primitive magma with that resident in an intrusion can give rise to a chromitite formation regardless of the degree of fractionation of the resident magma, whereas extensive segregation of sulphide will only occur as a consequence of this type of mixing close to or after the stage at which plagioclase saturation has been achieved by the resident magma.

Figure 8.2
Variation in Solubility of Fe-sulphide in Differentiating Basaltic Magma
(Modified after Naldrett & Von Gruenewaldt, 1989. (Source: Maier et al., 1998))

Figure 8.3
Cross-section through a Hypothetical Layered Intrusion

Diagram shows the types of chromitite and PGE-enriched sulphide deposits that can result from fractional crystallization, magma mixing and constitutional zone refining. Mixing of resident magma with primitive magma before plagioclase has appeared on the liquidus of the former is likely to produce sulphide- and, therefore, PGE- poor chromitite (Example I); fractional crystallization may give rise to a PGE-rich layer not associated with the base of a cyclic unit (Example II); mixing of resident magma with more primitive magma after plagioclase is crystallizing from the former may give rise to sulphide- and, therefore, PGE- enriched chromitites or PGE-rich sulphide layers (Example III). Volatile-induced partial melting of cumulates can give rise to constitutional zone refining and the concentration of PGE at the point at which the partial melt becomes saturated in sulphide (Example IV). (Re-drawn after Naldrett et al., 1990).

9.0        MINERALIZATION

9.1           OVERVIEW

The accumulation of chromite on the Big Daddy property depended on two processes. First, emplacement of the McFaulds Sill along a then near-horizontal contact between underlying granodiorite and overlying volcanic and sedimentary strata; and second, maintenance of the magma temperature and magma composition such that only chromite could crystallize over a prolonged period.

9.2           LOCALIZATION

The chromite mineralization of the Big Daddy deposit and similar discoveries such as the Black Thor and Black Label in the northeast and the Blackbird in the southwest (Figure 7.2) is hosted in the ultramafic unit (i.e. peridotite) of the McFaulds Lake Sill. Mineralization in the Big Daddy segment of the McFaulds Lake Sill occurs within a 65 to 180 metre thick, often brecciated peridotite interval lying stratigraphically above a dunitic footwall and below a pyroxenite hanging wall. The lower contact of mineralization tends to be gradational while the upper is sharp.

Mineralized rock comprises sub-millimetre-diameter, idiomorphic, cumulate, chromite grains.  Mineralized intervals are a mixture of chromite and olivine crystals set in a fine grained peridotitic matrix. At lower Cr2O3 contents chromite grains are disseminated through the host rock. As concentration increases, bedding becomes evident but disappears at the highest grades (>35% Cr2O3) due to uniform crystal size and absence of silicate diluents.

The bulk of the Big Daddy chromite mineralization is manifested as a persistent tabular zone of massive chromite with distinct hanging and footwall contacts and with grades typically >35% Cr2O3.

9.3           DISTRIBUTION OF CHROMITE GRADES

Based on information derived from drill hole logs and assay data sheets, the Cr2O3 grades are distributed as shown in Table 9.1. In a generalized section, three broad grade-texture zones are evident. The onset of mineralization is marked by intermittent accumulations of heavily disseminated material with occasional massive beds. Stratigraphically above this zone, grades tend to be lower until the massive unit is reached. Grades in the massive unit are consistent and universally high (>40% Cr2O3) but fall slightly (36 to 38% Cr2O3) in the southern end of the deposit where pyroxene oikocrysts are indicative of lower grades.

Table 9.1
Distribution of Cr2O3 Grades

Mineralization Type	%Cr2O3	Remarks
Massive	30 – 50	Dominant type
Banded	20 – 30	Rare type. Individual bands may contain up to 40% Cr2O3
Semi-massive	20 – 30	Very minor type
Heavily disseminated	10 – 20	Locally common
Disseminated	1 – 10	Locally common [Background values]

9.4           SULPHIDES AND PGE

Massive sulphides have not been encountered in the chromite-rich zones. However, local sulphide disseminations have been noted within and immediately above the massive chromite layers. The identifiable sulphides are pyrrhotite, chalcopyrite, pyrite and rarely pentlandite.

A  small (<10 cm diameter) sulphide-rich accumulation from hole FW-09-33 reported a massive, secondary Fe-Cu-Ni-sulphide assemblage (godevskite, Ni9S8 and mackinawite, (Fe,Ni)9S8 with minor chalcopyrite, chromite and trace millerite (Kjarsgaard, 2009), in a fault or shear zone. This assemblage is typical of low-temperature, hydrothermally emplaced nickel-iron sulphides.

10.0        EXPLORATION

The pre-2009 exploration is summarized under History (Section 6, Table 6.1) and was also described in detail in Micon’s (2009) previous report. The following outlines results of the most recent exploration campaigns which follow Micon’s (2009) recommendations.

10.1         2009-2010 EXPLORATION

Recent exploration programs reflect implementation of Micon’s 2009 recommendations.

10.1.1      QA/QC

In early 2009, Spider/KWG retained Tracy Armstrong to review the assay data set, make recommendations for replicate analyses, review the analytical methods used and recommend appropriate standards and control sample methodologies to ensure quality and to recommend protocols to meet Spider/KWG’s objective of rapidly acquiring the high quality data required to fully value the deposit.

Ms. Armstrong concurred with the adoption of XRF as the project’s standard method for chrome analyses. She identified several problematic batches which were re-analyzed, and she  designed comprehensive QA/QC protocols and supervised the preparation and certification of standard materials (BD-1, DB-2 and BD-3) prepared from coarse rejects from previously submitted samples.

10.1.2      Evaluation of PGE – Potential of Hanging Wall Pyroxenite

During the late summer of 2009, Howard Lahti completed a comprehensive resampling program focusing on PGE’s in the hanging wall pyroxenite, taking almost 500 samples. These data show locally anomalous intervals containing up to 2 g/t Pt + Pd, however, there was no evidence of consistently mineralized interval that might reflect potential for a Merensky or Stillwater-style reef. Both these and subsequent data show a marked increase in PGE contents in the upper couple of sample intervals in the massive chromite.

10.1.3      Ground Geophysical Surveys

During 2009 and 2010, gravity, magnetic and pulse EM surveys were completed over the central portion of Grid J. In addition, a Max-Min survey was completed over a small oblique grid cut over the T-11 airborne target in the southwest corner of the property. A grid was also  cut over the T-2 target and a hole (FW-09-45) was spotted using existing data.

In early 2009 the J grid was re-chained. Geosig (2009) then completed precise (+/- 0.1 m) Real Time Kinematic GPS levelling, gravity and gradiometer surveys. The gravity data, which were refined by modelling (e.g, Reed, 2009), show a distinct positive anomaly gaining width and magnitude from line 900 E to 1400 E and then continuing to about 2100 E where it is abruptly truncated. Total magnetic intensity data show broad areas lying adjacent to and immediately north of the gravity anomaly.

In late October, 2009, Crone completed pulse EM surveys based on seven loops centred on the gravity anomaly and extending to the north property boundary. Extension of the survey over the southwest corner of the property and across the creek near 2100 E was not possible due to late freeze-up. The survey detected a diffuse but persistent anomaly adjacent to and northwest of the gravity anomaly, coinciding with the total field magnetic anomaly above and earlier airborne anomalies that persist northwards across the Probe property and onto the Freewest property. Hole FW-09-46 was collared in massive chromite and drilled northwest into the sill footwall where it cut a wide interval of magnetite-bearing, serpentinized dunite containing occasional massive magnetite-filled veinlets which were found to be highly conductive.

In January, 2010 Max-Min was completed over the T-11 grid situated in the southwest corner of the property. The data collected were ambiguous. The most significant response was a broad and diffuse anomaly evident only in the higher frequencies suggesting an overburden source. No hole was completed in this area.

10.1.4      T-2 Target

The T-2 target lies on the north property boundary, extending onto the western excised claim unit. Airborne magnetic data suggested a strong, strike-parallel, magnetic feature that extends onto SKF property where it bifurcates and weakens.

A single hole, FW-09-45, tested the target, returning a broad (16 m) interval of pyritic, interflow cherts and volcaniclastics containing trace amounts of chalcopyrite in ampibolitic, fragmental volcanic strata.

10.2         DELINEATION STAGE - 2009/2010 DRILLING

Drilling was completed in two campaigns; late September to mid-November, 2009 and January to early February, 2010. A total of 32 holes were collared on the Big Daddy deposit two of which did not reach the deposit hanging wall. One, FW-09-44, was abandoned due to poor drilling conditions. The second, FW-10-52, was suspended at 195 m prior to intersecting mineralization due a blockade by First Nations.

Holes were spotted and aligned relative to grid pickets. Routine down hole directional surveys with Flexit and Deviflex suggested minimal deviation (<6 m/100 m). North-seeking gyro surveys, run on several casings, generated refined initial azimuths and reported drooping of casings due to low-strength overburden. All casings were subsequently surveyed using a Timble Pro-XRT with an Omni Real-Time Correction (RTC) signal activated, providing accuracies of better than +/-0.4 m.

Logging was enhanced with the adoption of a standard project legend, adoption of GeoTic© for data capture and use of a Niton hand-held XRF to aid discrimination of chromite grade. In addition magnetic susceptibility, specific gravity, recovery, RQD and additional geotechnical parameters were collected for all holes.

Initial holes (2009) designed to confirm continuity of the deposit were drilled in pairs on sections 100 m apart. Eventually, a third deep hole was added. Intermediate (50 m spacing) holes were added where additional hanging and footwall contacts were required. Many of the  in-fill holes that Micon will recommend had been planned for the 2010 campaign but were not drilled due to delays and uncertain supplies due to the blockade initiated by the communities of Marten Falls and Webequie.

Eventually 32 drill holes were completed with between two and four holes per section, spaced 50 or 100 m apart. Section lines are 100 m apart. The layout is depicted in Figures 11.1 and 17.2 and covered a total strike length of 1 km down to a maximum depth of about 365 m.

10.3         INTERPRETATION OF EXPLORATION INFORMATION

Although the geophysical techniques were initially aimed at identifying VMS and MMS targets, they were effective firstly in identifying the highly magnetic peridotitic phase of the McFaulds Lake Sill which contains the chromite mineralization, and secondly, in defining the potential chromite zone due to its high density characteristic. The strike lengths of the magnetic anomaly and gravity anomaly match the strike length of the chromite zone; furthermore, the intensity of the gravity anomaly is proportional to the thick massive chromite zone.

Drilling results indicate that the bulk of the Big Daddy deposit consists of massive chromite averaging 40% Cr2O3 with Cr/Fe ratio of approximately 2. The thickness of the deposit is variable but averages 17 m and 12 m for the southwest segment (BD 1) and northeast segment (BD 2), respectively. Both segments of the deposit remain open down dip and have yet to be closed off along strike.

The interpreted geology of the Big Daddy deposit is shown in Figure 7.3. A typical section of the deposit is shown in Figure 10.1.

Figure 10.1
Section 19+00 E (looking northeast) showing Pyroxenite cutting down into Massive Chromite Interval.
Coloured bars below drill hole traces show chromite-bearing intervals with values below. Section is
400 m long

11.0        DRILLING

The layout and extent of drill holes covering the Big Daddy deposit is shown in Figure 11.1. Details for each hole are given in Table 11.1.

11.1         2004, 2006 AND 2008 DRILLING CAMPAIGNS

The initial diamond drilling on the SKF claims was conducted in the winter of 2004. In that year, drill hole FW-04-01 was completed in claim block 3008793 (H Grid). Drill hole FW- 06-02 (H Grid) and discovery hole FW-06-03 and hole FW-06-04 in claim P 3012253 (J Grid) were drilled in 2006.

The test drilling operations were suspended during 2007 and then revived in the winter of 2008. Between January and December, 2008, nineteen NQ drill holes (6,098 m) were completed on three targets on the Big Daddy claim (J Grid). The drilling completed during this phase defined chromite mineralization over a strike length of 400 m.

11.2         2009/2010 DRILLING CAMPAIGN

A total of 32 holes directed at the Big Daddy deposit (J Grid) were drilled during the 2009/2010 drill campaign. This drilling tested the chromite mineralization to a vertical depth of about 365 m and increased the known strike length of the mineralization from 400 m to about 1,200 m.

11.3         DRILLING PROTOCOLS

11.3.1      Spotting and Surveying of Drill Collars

Collars were spotted relative to the 100 m cut lines. In early 2009, the J grid was re-cut and 25 metre-spaced pickets re-chained. Picket coordinates were located by GPS (Trimble GeoXH with post processing using an identical unit as a local base station (positional error is ±0.1 m)) and Trimble ProXRT with Omnistar real time correction (error is ±0.4 m). All coordinates are reported as metres in UTM Zone 16, NAD’83 datum. Elevations are reported as distance above sea level.

Cut lines and many pre-2009 drill pads are also visible on a Quickbird satellite image (circa summer 2008). All data points coincide within approximately 1 m.

Drill hole collars were  spotted relative to the cut, J grid and azimuths were taken to be those of the cut lines. Initial collar dips were set using a builders’ inclinometer. Azimuths and dips are reported in degrees.

Upon completion of drilling, all collars were surveyed using a pole-mounted, Trimble ProXRT GPS receiver. Buried casings were located using a magnetic pin finder.

Figure 11.1
Plan Showing all Drill Holes Covering the Big Daddy Deposit

Note: The deposit is shown in purple colour

Table 11.1
List of Drill Holes Drilled on SKF Property (2004 – 2010 Programs) (UTM Zone 16, NAD’83)

DDH Id	UTM_E	UTM_N	Elevation	Length	Grid	Line	Station	Azimuth	Dip
FW-04-01	555535.0	5846609.0	170.0	190.5	H	37+00 mS	05+50 mE	130.0	-45
FW-06-02	555368.0	5845849.0.	170.0	197.0	H	30+00 mE	09+00 mS	130.0	-50
FW-06-03	551084.5	5845307.3	174.0	353.5	J	10+00 mE	15+28 mN	150.6	-50
FW-06-04	551592.9	5845230.2	170.8	254.0	J	14+00 mE	12+01 mN	329.1	-50
FW-08-05	551048.2	5845369.3	174.7	327.0	J	10+00 mE	16+01 mN	151.1	-50
FW-08-06	550960.2	5845321.7	173.8	384.0	J	09+06 mE	16+00 mN	155.9	-50
FW-08-07	551138.6	5845423.6	172.9	405.7	J	11+00 mE	16+00 mN	149.6	-50
FW-08-08	551685.8	5846058.5	171.3	270.0	J	19+01 mE	18+72 mN	150.7	-50
FW-08-09	551685.4	5846059.1	171.6	176.0	J	19+01 mE	18+73 mN	150.7	-65
FW-08-10	551590.7	5845233.9	170.9	312.0	J	14+00 mE	12+06 mN	149.9	-50
FW-08-11	551554.3	5845294.9	170.7	309.0	J	14+00 mE	12+76 mN	149.2	-50
FW-08-12	551112.6	5845468.1	173.1	354.0	J	11+00 mE	16+51 mN	149.9	-50
FW-08-13	551163.3	5845380.4	172.8	297.0	J	10+99 mE	15+50 mN	150.5	-50
FW-08-14	551181.9	5845448.6	173.6	189.0	J	11+50 mE	16+00 mN	150.3	-50
FW-08-15	551154.8	5845495.5	172.1	240.0	J	11+50 mE	16+50 mN	147.7	-50
FW-08-16	550875.0	5846305.0	174.0	372.0	J	13+19 mE	24+97 mN	315.0	-50
FW-08-17	550875.0	5846305.0	174.0	376.0	J	13+19 mE	24+97 mN	315.0	-65

DDH Id	UTM_E	UTM_N	Elevation	Length	Grid	Line	Station	Azimuth	Dip
FW-08-18	551190.7	5845511.9	171.4	255.0	J	11+93 mE	16+50 mN	155.0	-50
FW-08-19	551167.7	5845558.9	171.8	273.0	J	11+97 mE	17+02 mN	145.4	-50
FW-08-20	551134.0	5845599.0	174.0	375.0	J	11+88 mE	17+55 mN	150.0	-50
FW-08-21	551119.3	5845646.5	172.3	447.0	J	12+00 mE	18+04 mN	150.6	-50
FW-08-22	551208.6	5845694.5	172.2	330.0	J	13+00 mE	18+02 mN	149.8	-50
FW-08-23	551183.6	5845735.8	172.4	424.0	J	12+99 mE	18+50 mN	145.8	-50
FW-09-24	551340.5	5845658.8	171.6	219.0	J	14+00 mE	17+00 mN	150.1	-50
FW-09-25	551290.9	5845743.4	172.0	339.0	J	14+00 mE	18+09 mN	148.6	-50
FW-09-26	551505.6	5845756.7	171.4	207.0	J	16+00 mE	16+98 mN	150.7	-50
FW-09-27	551455.7	5845840.7	171.5	321.0	J	16+00 mE	18+00 mN	149.7	-50
FW-09-28	551657.6	5845895.6	171.0	207.0	J	18+00 mE	17+45 mN	150.7	-50
FW-09-29	551603.9	5845986.4	171.3	368.0	J	18+00 mE	18+49 mN	149.4	-50
FW-09-30	551838.4	5846005.7	170.4	65.0	J	20+00 mE	17+51 mN	150.2	-50
FW-09-31	551788.6	5846092.2	171.1	339.0	J	20+01 mE	18+52 mN	148.4	-50
FW-09-32	551859.5	5846135.2	169.8	291.5	J	21+00 mE	18+50 mN	150.1	-50
FW-09-33	551381.9	5845791.6	172.7	267.0	J	15+00 mE	17+95 mN	149.6	-50
FW-09-34	551239.8	5845831.8	171.8	468.0	J	14+00 mE	19+02 mN	150.3	-50
FW-09-35	551405.3	5845925.7	171.7	429.0	J	16+00 mE	18+98 mN	150.2	-50
FW-09-36	551429.4	5845710.4	172.6	192.0	J	15+00 mE	17+01 mN	150.2	-50
FW-09-37	551259.4	5845608.0	172.2	175.0	J	13+00 mE	17+01 mN	150.4	-50
FW-09-38	551805.9	5846225.5	171.2	423.0	J	20+99 mE	19+55 mN	150.7	-50
FW-09-39	551517.7	5845936.5	171.9	328.0	J	17+01 mE	18+50 mN	149.5	-50
FW-09-40	551569.6	5845849.9	171.2	175.5	J	17+00 mE	17+49 mN	150.0	-50
FW-09-41	551469.6	5846018.6	171.8	490.5	J	17+01 mE	19+46 mN	150.9	-50
FW-09-42	551745.9	5845954.4	171.0	133.5	J	19+00 mE	17+51 mN	150.5	-50
FW-09-43	551696.0	5846040.5	171.1	330.0	J	19+01 mE	18+51 mN	150.7	-50
FW-09-44	551553.8	5846071.9	171.4	423.0	J	18+00 mE	19+49 mN	149.7	-50
FW-09-45	552792.0	5846549.0	174.0	228.0	J	31+00 mE	17+32 mN	135.0	-50
FW-09-46	551771.9	5845909.5	171.1	351.0	J	19+00 mE	16+99 mN	329.1	-50
FW-10-47	551542.3	5845896.2	171.2	177.0	J	17+01 mE	17+98 mN	149.1	-50
FW-10-48	551629.1	5845944.3	171.4	228.0	J	19+00 mE	18+02 mN	150.2	-50
FW-10-49	551329.4	5845881.5	172.1	456.0	J	15+00 mE	18+99 mN	150.2	-50
FW-10-50	551721.2	5845997.0	171.2	265.0	J	19+00 mE	18+00 mN	150.6	-50
FW-10-51	551813.5	5846048.9	170.3	156.0	J	20+00 mE	18+02 mN	148.8	-50
FW-10-52	551645.8	5846126.2	171.1	195.0	J	19+00 mE	19+50 mN	150.8	-50
FW-10-53	551884.7	5846091.9	169.5	182.0	J	20+99 mE	18+01 mN	149.3	-50
FW-10-54	551404.3	5845753.3	172.4	210.0	J	15+00 mE	17+51 mN	150.4	-50
FW-10-55	551188.2	5845338.3	173.7	95.0	J	11+00 mE	15+00 mN	153.1	-50
FW-10-56	551151.9	5845540.2	173.3	241.0	J	11+70 mE	16+94 mN	140.7	-50

11.3.2      In-hole Directional Surveys

In-hole deviations were determined using one of three instruments; Flexit, Deviflex and north-seeking gyro. The Flexit employs a pendulum for inclinations and a magnetic compass to measure azimuth. Magnetic azimuth data are not usable due to the prevalence of magnetite  in the sill. The Deviflex employs a pendulum for inclination and deformation of a flexible tube to estimate deflection. The instrument is deployed inside the drill string and is run through the entire hole to correctly estimate deviation. A north-seeking gyro was used to determine the down-hole deviation parameters of 12 holes. Once set, the gyro provides both the dip and azimuth for each station down the hole. Plans to complete both Deviflex and north-seeking gyro readings on a number of holes to assess the quality of the methods were not possible due to scheduling and equipment issues.

A review of results suggests that maximum deviations are less than 6 m per 100 m in both azimuth and dip.

11.4         SUMMARY AND INTERPRETATION OF THE RESULTS OF THE
    DRILLING COMPLETED ON THE BIG DADDY DEPOSIT

Forty-two drill holes intersected chromite mineralization. All but three intersections (FW- 06-03, FW-09-46 and FW10-56) were in holes collared at a 150° azimuth and -50° dip, thus footwall and hanging wall pierce points are evenly distributed providing good control on the mineralized envelopes.

Core recoveries were excellent particularly for the mineralized intercepts. Table 11.2 provides the composite assay results obtained from drill intersections >25% Cr2O3 on the Big Daddy deposit. An interpretation of the geometry of the deposit in plan view is given in Figure 11.1

The deposit consists of two segments, BD 1and BD 2 (Figure 17.2) and each segment comprises principal and subsidiary massive chromite bodies. The major massive chromite trends between 050 degrees and 060 degrees following the trend of the gravity anomaly. Based on the current drilling, the main mass of the Big Daddy deposit covers a strike length of 1 km and averages 17 m and 12 m in true thickness for BD 1 and BD 2, respectively. The mineralization has been tested to a vertical depth of about 365 m and remains open down dip and along strike.

Table 11.2
Big Daddy : Drill Intercept Summary (>25% Cr2O3)

Hole #	Section	Station	Azimuth	Dip	Length	Intercepts
						From (m)	To (m)	Length (m)	Pd ppb	Pt ppb	Cr2O3%	Fe %	Fe2O3%	Cr:Fe
FW-08-05	10+00 E	1600 N	150o	50o SE	327	251.20	264.00	12.80	101	86	25.18		16.68	1.48
						264.00	270.00	6.00	49	41	34.03		18.69	1.78
						291.40	298.85	7.45	31	90	37.00		22.68	1.60

FW-08-07	11+00 E	1600 N	150o	50o SE	405.7	194.35	205.90	11.55	440	321	28.63	14.74		1.33
						209.80	223.20	13.40	88	186	33.92	18.67		1.24

FW-08-12	11+00 E	1650 N	150o	50o SE	354	228.25	240.00	11.75	407	177	34.36		21.99	1.53
						252.25	260.70	8.45	272	199	33.23		25.55	1.27

FW-08-13	11+00 E	1550 N	150o	50o SE	297	74.30	102.00	27.70	138	186	33.06		17.29	1.87
						116.35	142.15	25.80	283	205	34.76		24.34	1.40

FW-08-14	11+50 E	1600 N	150o	50o SE	189	36.25	81.00	44.75	166	189	39.30		20.27	1.90
						81.00	103.50	22.50	201	154	26.64		18.54	1.41

FW-08-15	11+50 E	1650 N	150o	50o SE	240	160.15	171.30	11.15	171	146	34.41		24.14	1.39

FW-08-18	12+00 E	1650 N	150o	50o SE	255	44.90	46.50	1.60	291	177	31.77		25.08	1.24
						104.70	136.60	31.90	67	88	37.60	15.61		1.65

FW-08-19	12+00 E	1700 N	150o	50o SE	273	141.50	144.10	2.60	222	199	31.32	13.79		1.55
						160.85	161.95	1.10	54	59	32.16	20.00		1.10
						183.00	229.50	46.50	189	212	37.18	15.30		1.66

FW-08-20	12+00 E	1750 N	150o	50o SE	357	260.10	263.70	3.60	173	153	31.60	14.30		1.51
						304.30	336.95	32.65	168	218	39.56	14.37		1.88

FW-08-21	12+00 E	1800 N	150o	50o SE	447	376.00	385.80	9.80	67	122	37.33		23.23	1.57
						405.00	417.00	12.00	105	144	35.46		21.99	1.58

FW-08-22	13+00 E	1800 N	150o	50o SE	330	256.05	262.65	7.60	247	260	28.55	10.34		1.89
						263.65	298.50	34.85	170	194	42.08	15.92		1.81

FW-08-23	13+00 E	1850 N	150o	50o SE	424	332.30	337.50	5.20	526	297	37.36	15.04		1.70
						337.30	351.50	14.00	133	157	24.54	11.41		1.47
						351.50	378.00	26.50	98	178	38.78	14.92		1.78

FW-09-24	14+00 E	1700 N	150o	50o SE	219	73.50	80.30	6.80	264	229	41.01		21.10	1.90
						100.87	132.20	31.33	167	230	40.63		23.40	1.70

FW-09-25	14+00 E	1800 N	150o	50o SE	339.5	232.1	270.35	38.25	167	231	41.63		21.04	1.94

						Intercepts

FW-09-27	16+00 E	1800 N	150o	50o SE	321	173.30	186.80	13.50	282	245	36.32	20.77	1.71
						208.00	246.80	38.80	204	216	42.99	20.99	2.00

FW-09-28	18+00 E	1750 N	150o	50o SE	207	38.70	61.10	22.40	117	200	41.30	22.16	1.82

FW-09-29	18+00 E	1850 N	150o	50o SE	368	117.00	136.00	19.00	496	231	40.02	19.92	1.97
						226.00	230.70	4.70	456	267	37.90	20.39	1.82
						234.75	244.30	9.55	319	386	38.33	19.70	1.90
						248.60	323.75	75.15	234	248	43.40	21.26	2.00

FW-09-30	20+00 E	1750 N	150o	50o SE	77	24.10	32.75	8.65	263	257	40.92	22.61	1.77

FW-09-31	20+00 E	1850 N	150o	50o SE	339	207.00	214.50	7.50	184	218	41.61	20.49	1.99
						220.50	225.00	4.50	253	390	36.46	19.36	1.84
						235.90	264.50	28.60	179	215	40.26	19.80	1.99

FW-09-32	21+00 E	1850 N	150o	50o SE	291.5	180.90	186.00	5.10	301	238	40.78	22.57	1.77
						188.00	196.15	8.15	270	280	38.50	21.45	1.76
						200.60	206.60	6.00	215	190	37.55	21.79	1.69

FW-09-33	15+00 E	1800 N	150o	50o SE	267	195.00	203.70	8.70	289	185	29.92	22.25	1.32
						203.70	205.60	1.90	198	194	34.89	25.86	1.32
						207.60	210.00	2.40	145	197	29.25	23.45	1.22
						210.00	221.00	11.00	115	195	40.29	25.63	1.54

FW-09-34	14+00 E	1900 N	150o	50o SE	468	343.50	363.00	19.50	235	228	33.17	18.38	1.76
						383.50	415.22	32.72	247	252	41.25	20.93	1.93

FW-09-35	16+00 E	1900 N	150o	50o SE	429	349.16	355.50	6.34	259	345	36.95	28.80	1.25
						364.50	399.00	34.50	318	270	41.15	21.25	1.89

FW-09-36	15+00 E	1800 N	150o	50o SE	192	9.80	21.00	11.20	122	179	40.14	21.12	1.86
						24.90	38.00	13.10	139	235	31.22	20.39	1.50
						47.65	96.00	48.35	162	231	41.35	22.03	1.84

FW-09-37	13+00 E	1700 N	150o	50o SE	171	100.00	114.40	14.40	168	200	41.07	22.35	1.80

FW-09-38	21+00 E	1950 N	150o	50o SE	423	263.00	266.00	3.00	622	269	34.10	22.92	1.46
						390.50	398.00	7.50	240	201	39.38	24.58	1.57

FW-09-39	17+00 E	1850 N	150o	50o SE	328	119.10	124.50	5.40	406	206	36.96	21.84	1.66
						124.50	138.00	13.50	237	89	33.44	21.30	1.54

FW-09-40	17+00 E	1750 N	150o	50o SE	175	79.50	83.60	4.10	240	291	34.62	22.76	1.49
						87.40	102.20	14.80	150	225	43.11	20.95	2.01

FW-09-41	17+00 E	1950 N	150o	50o SE	490.5	234.00	235.50	1.50	311	173	36.41	28.53	1.25

						Intercepts
						262.50	265.50	3.00	339	208	33.39	25.52	1.28
						319.50	320.60	1.10	782	257	31.38	23.23	1.32

FW-09-42	19+00 E	1750 N	150o	50o SE	133.5	25.50	31.50	6.00	115	210	36.01	20.32	1.73
						32.70	35.90	3.20	53	211	39.45	20.69	1.87

FW-09-43	19+00 E	1850 N	150o	50o SE	330	225.00	249.00	24.00	190	260	35.75	18.99	1.84
						260.00	317.00	57.00	216	241	40.52	20.73	1.91

FW-09-44	18+00 E	1950 N	150o	50o SE	423	281.35	314.00	32.65	508	252	36.33	19.11	1.86

FW-09-46	19+00 E	1700 N	330o	50o NW	350	43.00	51.10	8.10	117	211	34.28	20.39	1.64
						54.10	64.70	10.60	162	203	41.45	19.70	2.06
						109.50	112.00	2.50	525	220	32.21	19.77	1.59

FW-09-47	17+00 E	1800 N	150o	50o SE	177	66.00	76.20	10.20	297	135	34.06	22.34	1.49

FW-09-48	18+00E	1800 N	150o	50o SE	228	8.90	10.75	1.85	521	276	40.44	21.13	1.87
						13.65	28.50	14.85	299	149	39.52	21.41	1.81
						126.20	132.00	5.80	218	205	37.79	20.84	1.77
						136.93	144.10	7.17	186	330	36.29	20.61	1.72
						148.00	180.40	32.40	137	233	42.51	21.52	1.93

FW-10-49	19+00 E	1900 N	150o	50o SE	456	337.40	338.65	1.25	748	370	41.47	23.45	1.73
						346.30	403.30	57.00	237	259	40.52	20.58	1.93

FW-10-50	16+00 E	1800 N	150o	50o SE	256	79.50	100.00	20.50	241	243	38.00	19.19	1.94
						103.75	124.65	20.90	285	329	38.13	19.53	1.91
						135.00	198.30	63.30	211	237	41.93	20.97	1.96

FW-10-51	20+00 E	1800 N	150o	50o SE	156	111.55	116.00	4.45	169	226	40.41	20.82	1.90
						118.50	133.40	14.90	308	273	41.02	22.54	1.78

FW-10-53	21+00 E	1800 N	150o	50o SE	182	99.10	106.75	7.65	176	241	40.52	21.95	1.81

FW-10-54	19+00 E	1750 N	150o	50o SE	210	137.60	142.70	5.10	255	267	26.70	18.87	1.38
						155.00	181.80	26.80	124	212	41.46	22.31	1.82

FW-10-55	11+00 E	1500 N	150o	50o SE	95	10.70	44.00	33.30	239	209	37.18	21.21	1.72

FW-10-56	11+50 E	1750 N	150o	50o SE	240	146.67	147.62	0.95	84	191	37.60	24.60	1.50
						173.61	223.02	49.41	225	239	37.86	20.10	1.84

Notes.  1.  Intercept lenghts do not equal true widths.  2.  Intercepts are as averaged by J. Burns of Spider.  3.  Cr:Fe ratios are averages for the intercept for the elements.

12.0        SAMPLING METHOD AND APPROACH

The core logger marked out lithologic units including mineralized intervals. A Niton handheld XRF was used to more precisely locate assay cut-off (<5% Cr2O3) and grade-range limits. Generally the entire mineralized interval plus a minimum of five intervals (~7.5 m) into sub-cut-off material were sampled. In a few places, wide (>20 m) sections containing <5% Cr2O3 were encountered within the broadly mineralized zone and were not sampled.

The geologist then marked out end points of sample intervals. All sample intervals were selected within geologically-defined intervals of uniform lithology (including alteration and structure) and then of consistent grade, finally selecting samples of ~1.5 m length. Lower grade “shoulders” on massive intervals and rare lower grade intervals within massive material were sampled separately to ensure that true grade-thickness profiles were captured. A few sample intervals were as short as 0.3 m.

In view of the wide intervals of consistently high grade material, geologists tended to synchronize sample start or finish positions with driller’s blocks providing for great uniformity in the sampling process and allowing for consistency between geotechnical and chemical parameters. Once the sample intervals were selected, sample tags were inserted and sample descriptions recorded.

A technician then completed geotechnical observations including core photography, magnetic susceptibility, specific gravity (SG), recovery and RQD, after which samples were cut and packed. The sample cutters maintained a sample log which provided a means of verifying values entered by the logger.

Core cutting was carried out using diamond-embedded blades in a separate tent. Cutters wore  face masks, gloves and glasses while the saw mist was vented from the tent. Core cuttings were accumulated and backhauled to a licensed landfill.

Samples were cut by batch, so that each batch was checked, packed and sealed before the next was started.

Samples were placed in 20 L plastic pails, in rice bags, sorted by batch position. Each rice bag (one per pail) was sealed with a numbered locking tag (Figure 12.1). The lid was then secured with locking ties inserted through drilled holes to avoid separation in transit. Samples were shipped by batch (typically three pails).

Pails were transported to Nakina, stored in a secure warehouse and then shipped by bonded carrier to Actlabs in Thunder Bay. Upon receipt Actlabs issued work orders by which the batch was tracked to completion.

The sampling process and data capture, evolved over the 2009/2010 drilling program, such that an already low error rate was reduced to near zero. In addition the grade of each interval as, visually estimated by the logger, may be validated against the specific gravity and checked on core photos.

Micon comments

Micon believes that the insertion of at least two standards in each sample batch and the monitoring of the analytical results by an independent consultant (i.e. Ms. Tracy Armstrong, P. Geo. – see Section 14) add confidence that the assays reported are reliable.

Given that down-hole surveys were conducted using appropriate methodology and equipment,  and that core recoveries were good as described in Section 11, there are no factors known to  Micon which might materially impact on the reliability of the results reported by Spider/KWG. The down-hole surveys and good core recoveries also ensured that samples are representative of the deposit.

A summary of the results of the composite samples is given in Table 11.2.

Figure 12.1
Sealed Rice Bags Being Placed into Pails

13.0        SAMPLE PREPARATION, ANALYSES AND SECURITY

All on-site at McFaulds Lake sample handling and preparation were carried out by Billiken Management Services under the supervision of Qualified Persons (Lahti and Chance). At no time were employees, officers, directors or agents of Spider, KWG or Freewest involved in the sample selection, preparation and shipping process beyond exercising oversight to ensure that established protocols were being observed.

13.1         QUALITY CONTROL MEASURES BEFORE DISPATCH OF SAMPLES

13.1.1      Pre-2008 Drill holes and Samples

All pre-2008 drill holes and samples were purely of a reconnaissance nature designed to test geophysical anomalies for a variety of metals and no specific QA/QC measures were instituted for those samples.

13.1.2      2008 Analyses

During the 2008 drilling and sampling campaign, Howard Lahti, PhD, P. Geo. instituted an initial QA/QC program which involved inserting split duplicates and blanks in the sample stream.

13.1.3      2009-2010 Analyses

In March, 2009, Spider retained Tracy Armstrong, P. Geo., to institute a comprehensive QA/QC program which was achieved in two parts. First, samples were assigned to specific positions in batches of 35, leaving space for the laboratory to insert internal controls. Company control samples comprised two or three certified standards (Table 13.1), a project “blank”, split, coarse reject and pulp duplicates. There were typically six QA/QC samples in each batch of 35.

Table 13.1
Standards Used During 2009/2010 Drilling and Re-sampling Programs

Standard	Cr2O3 (%)	Ni (%)	Pb (ppb)	Pt (ppb)	Au (ppb)	Source
OREAS 73A	1.69*	1.41	78	64	14	Ore Research, Australia
SARM 8	48.90					Mintek, South Africa
BD-1	21.60	0.124	182	177		CDN Resource Lab (custom)
BD-2	30.23	0.001	232	261	10.6	CDN Resource Lab (custom)
BD-3	40.75	0.097	234	197		CDN Resource Lab (custom)
PGMS 16			4,660	1,230	1120	CDN Resource Lab (custom)
* Cr (acid digestion)

Other than the insertion of QA/QC samples into sample batches, packing and dispatching the batches from McFaulds Lake, no other task was performed by employees of Billiken.

13.2         LABORATORY DETAILS

All Cr2O3 analyses completed in 2009 and 2010 were carried out by Activation Laboratories Ltd. (Actlabs) the principal office of which is in Ancaster, Ontario. Since February 27, 1998 Actlabs has been certified (accredited laboratory number 266) by the Standards Council of Canada as a mineral analysis laboratory with specific ability to analyze Cr2O3 by XRF fusion as follows:

“Fusion XRF using PHILIPS PW 2400 XRF Spectrometer (Quantify 15 analytes by X-ray Fluorescence which are fused with lithium and reported in the oxide form - SiO2, Al2O3, Fe2O3, MnO, MgO, CaO, Na2O, K2O, TiO2, P2O5, Cr2O3, Co3O4, NiO, Zn, Sn and Cu).” (source: www.actlabs.com).

13.3         SAMPLE PREPARATION

In 2009 and 2010 sample preparation, ICP and fire assays were completed at Actlabs Thunder Bay facility. The material pulps were shipped by bonded courier to ActLabs, Ancaster laboratory for XRF analysis.

The following summary on sample preparation was provided by Actlabs, Thunder Bay: The entire sample is crushed to a nominal minus 10 mesh (1.7 mm), mechanically split (riffle) to obtain a representative sample (about 500 g) and then pulverized to at least 95 % minus 150 mesh (105 microns). (source: www.actlabs.com).

13.4         ANALYSES

Table 13.2 summarizes the sources of Cr/Cr2O3 data in the database. However, only the INAA and XRF results are used in the resource estimate. The large number of ICP analyses reflect the effort made to find potential PGE-enriched intervals for which geochemical evidence suggests reasonable potential. The evolution of analytical methods used reflects the growth of the project from Cu-Zn, through Ni-Cu-PGE to chrome.

Table 13.2
Summary of Cr and Cr2O3 Analyses by Method

Method	Count
ICP	5,662
INAA (only)	613
INAA + XRF	377
XRF (only)	2,359
Note: The ICP count includes 505 samples taken from holes that did not intersect the sill.

13.4.1      2006/2008 Analyses

Sample pulps were shipped to Ancaster where all were analyzed by ICP using a four acid digestion (Actlabs Method 1F2, Total Digestion – ICP; Table 13.3). Designated and ICP over-limit samples were analyzed for nickel and copper by Optical Emission Spectrometry (ICP-OES). Precious metals (Au, Pd and Pt) were determined by ICP analysis of a fire assay bead. Samples reporting >1% Cr by ICP were re-analyzed by Instrumental Neutron Activation Analysis (INAA).

13.4.2      2009/2010 Cr2O3 Analyses

In early 2009, following a QA/QC review by Tracy Armstrong, XRF analysis of fused borate disks was adopted as the method of choice due to shorter turn-around times, greater laboratory capacity and delivery of the major element oxides and loss on ignition (LOI). A summary of the 2009/2010 analytical procedures is presented in Table 13.3.

Table 13.3
Analytical Methods for 2009-2010 Drilling and Resampling Programs

Code	Method	Description
RX1	Sample preparation	Crush (<5kg > up to 75% passing 2 mm (coarse reject), split (250 g) and pulverize (hardened steel) to 95% passing 105 μ (pulp).
1F2	Total Digestion - ICP	A 0.25 g sample is successively digested with hydrofluoric, nitric and perchloric and finally hydrochloric acids. Chromite is partially solubilized. Analysis by Varian Vista ICP.
1C	Exploration - Fire Assay -Au,Pd,Pt-ICP/MS
A 30 g (may be 5 to 50 gram) sample is fired to 1060 °C with fluxes (borax, soda ash, silica, litharge) and an Ag collector for a hour. The lead button is cupelled at 950°C to recover the Ag (doré bead), acid digested and the solution analyzed for Au, Pt, Pd by ICP/MS. Smaller sample splits are used for high chromite or sulphide samples to ensure proper fluxing and metal recoveries. LDL’s & UDL’s are 1 ppb & 30 g/t repectively.

4C	XRF Fusion – XRF
The sample is roasted 1050°C for 2 hours (from which LOI is determined), a glass is formed by fluxing a portion of the roasted material with lithium borate flux. The glass is analyzed on a Panalytical Axios Advanced wavelength dispersive XRF. The limit of detection is about 0.01 wt% for most of the elements including Cr2O3.

Source: http://www.actlabs.com/list.aspx. (30 March 2010)

13.4.3      INAA versus Fusion XRF

Prior to 2009 INAA was the analytical method of choice due to perceived problems with fusions and limitations of acid digestions. XRF analysis of borate glass disks was adopted as a result of limited reactor capacity (required to irradiate samples), slow turn around time due to the delay between irradiation and counting and the importance of other major element oxides in characterizing potentially marketable products. These changes reflected the suggestions of a chromite expert (S. McQuade, personal communication, 2009).

Some cross-check analyses conducted under the supervision of independent consultant Tracy Armstrong, P. Geo., showed that the INNA and Fusion-XRF methods yielded the same result for Cr2O3. However, other than the problems associated with INAA already mentioned above, the latter was more preferable as it gave a quicker turn around.

13.4.4      Laboratory In-house QA/QC

The ActLabs in-house analytical QA/QC procedures include the following:

•	Use of certified reference materials.
•	Routine duplicate analyses.
•	Use of blanks.
•	Participation in round robin analytical exercises.

13.5         SECURITY

A chain of custody was maintained on dispatching the samples to the laboratory. Samples were shipped in complete batches (typically three pails) by backhaul flights to Nakina where they were stored in Nakina Air Services’ secure warehouse before being shipped by bonded carrier to Actlabs facility in Thunder Bay.

Upon receipt of the samples in Thunder Bay, ActLabs personnel verified that seals were intact, checked the samples against the included packing slip and entered the batch into LIMS and forwarded a batch receipt, including the batch work order, to the sender, Ms. Armstrong, the client and Billiken’s management and database manager. Any discrepancies were checked with the source prior to entry into LIMS. The laboratory’s performance on control samples was monitored on a batch by batch basis by Tracy Armstrong, P.Geo. Ms. Armstrong “green-lighted” batches as received and compiled her analyses in reports issued approximately monthly and sent to Spider and copied to Billiken. An example of Ms. Armstrong’s reports is in Appendix 2.

Micon Comments

Micon is satisfied that the sample preparation, security and analytical procedures follow the current CIM exploration best practices guide lines. This ensures credibility of the analytical results used for the resource estimate.

14.0        DATA VERIFICATION

14.1         INTRODUCTION

The data verification conducted by Micon comprised four separate phases as follows:

•	Laboratory visit.

•	Site visit to the Big Daddy chrome project area at the close of the initial 2008 drilling phase.

•	Site visit to the Big Daddy chrome project area during the latter half of the 2009/2010 drilling campaign.

•	Resource database validation prior to conducting the resource estimate.

The first two items above were completed in conjunction with the previous 43-101 report (Gowans and Murahwi, 2009). The second two items support the current report and are described below.

14.2         SITE VISIT (OCTOBER, 2009)

14.2.1      Overview

Micon conducted a second site visit to the Big Daddy chromite project area on October 22, 2009 primarily to review QA/QC procedures, the construction of the resource database and at the same time to provide guidance in geotechnical logging of drill cores. In line with Micon’s  recommendations contained in the March 31, 2009 Technical Report, the SKF project personnel were found to have introduced stringent QA/QC measures under the guidance of QA/QC specialist Tracy Armstrong, P. Geo. These measures include the use of standards (certified reference materials) and blanks and monitoring of the performance of the standards and blanks on a real time basis. Ms. Armstrong also carried out a random selection of some pulps of the earlier (2008) analyses for repeat analyses.

14.2.2      SG Determinations

Another important component for the second site visit was verification of the tonnage factor.

Specific gravities were determined using a Totalcomp strain gauge attached to a control unit generally following ASTM standard D5779 – 08. The strain gauge (Figure 14.1) was attached to a bracket on a length of casing driven into the overburden and thus isolated from the core shack floor. A basket allowed pieces of core to be suspended in air and then in water.

The operator selected intact pieces of core from each sample interval determined, numbering them in advance to aid correct replacement in the core tray. The apparatus was well damped such that the mass settled to ±0.001 kg in less than a couple of seconds. The masses in air and water were entered in a customized spreadsheet into which a correction for the buoyancy of the apparatus in water was inserted, the mass in air having been tared out. Initially the specific gravities of all mineralized intervals and adjacent wallrock were determined. Over the course of the project the frequency was reduced to every third mineralized and sixth  unmineralized interval with additional determinations across grade changes. A total of 2,216 observations were eventually made.

Figure 14.1
Technician Working the Totalcomp Strain Gauge

14.3         RESOURCE DATABASE VALDATION

The resource database validation conducted by Micon involved the following steps:

•	Checking for any non-conforming assay information such as duplicate samples and missing sample numbers.

•	Verifying collar elevations against survey information for each drill hole.

•	Verifying collar coordinates against survey information for each drill hole.

•	Verifying the dip and azimuth against survey information for each hole.

•	Comparing the database assays and intervals against the original assay certificates and drill logs.

Some minor discrepancies were noted with duplication of sample intervals where duplicate analyses had been conducted. The necessary corrections were made.

14.4         CONCLUSIONS ON DATA VERIFICATION

Based on the foregoing data verification exercises, Micon is satisfied that the database used for the resource estimate in this Technical Report was generated in a credible manner and is representative of the main characteristics of the Big Daddy chromite deposit.

As described in its 2009 Technical Report, Micon had previously taken samples of core and of assay rejects which confirmed the presence of chromite at the grades reported for the Big Daddy deposit.

15.0        ADJACENT PROPERTIES

The following is a description of the properties adjacent to and within the environs of the Big Daddy deposit (Figure 15.1). The resources quoted below, with the exception of Black Thor,  are taken from NI 43-101 compliant reports filed on SEDAR. The Black Thor estimate was reported in a press release (January 14, 2010) and the report, which states that it is NI 43-101 compliant, was obtained from Freewest’s website in late January, 2010.

Micon has not independently verified the information contained in this section. Micon notes that the information is not necessarily indicative of the character and tenor of mineralization on the Big Daddy property.

15.1         CHROMITE

15.1.1      Black Thor / Black Label

The Black Thor and Black Label chromite deposits (owned by Freewest) are approximately 3 km northeast of the Big Daddy deposit. In early December, 2009 Freewest announced an initial resource estimate on its Black Thor and Black Label chromite properties (Table 15.1).

Table 15.1
Resource Estimate by the Sibley Basin Group Ltd. (A. Aubut, 2009)
All resources are in the inferred category

Tonnes	Grade	Cut-Off
(millions)	% Cr2O3	(%Cr2O3)
121.9	27.8	20
69.6	31.9	25
36.1	36.1	30
16.7	40.5	35

15.1.2      Black Creek

The Black Creek chromite deposit is adjacent to the Big Daddy deposit. During the second half of 2009, the Probe Mines/Noront Resources joint venture completed 20 holes along a 200 m long gravity anomaly situated in the southeast corner of claim P 4208219. Eleven  holes (1,706 m) were drilled towards the northwest on five lines spaced 50 m apart and were completed to between 150 m and 175 m below surface (Probe, 2009; Noront, 2010).

The results of fifteen holes drilled from southeast to northwest (Table 15.2) describe a higher grade interval overlying a lower, less consistently mineralized footwall to the north. These data suggest that the deposit is comparable to the Big Daddy deposit which is the subject of this report.

Table 15.2
Black Creek intersections (Probe Mines Ltd, 2009)

Drill Hole	Section	From (m)	To (m)	Width (m)	Cr2O3 (%)	Cr:Fe
MJV09-18	0E	37.2	66.4	29.2	32.0
including		37.2	54.3	17.1	41.6
MJV09-19	0E	102.0	142.5	40.5	19.5
including		102.0	116.5	14.5	30.0
MJV09-20	0E	122.9	138.2	15.3	35.6
including		124.0	131.5	7.5	40.0
MJV09-10	50E	52.0	95.0	43.0	26.3
including		52.0	67.0	15.0	36.1
MJV09-03	50E	148.6	188.7	40.1	37.4	1.7
including		149.0	174.0	25.0	41.0	1.8
MJV09-04	50E	173.0	202.3	29.3	39.2	1.8
including		173.5	199.1	25.6	42.7	1.9
MJV09-12	100E	131.7	174.3	42.6	34.6
including		131.7	153.4	21.7	43.1
also including		166.8	174.3	7.5	41.2
MJV09-13	100E	158.7	222.3	63.6	33.9
including		158.7	193.4	34.7	41.4
MJV09-14	100E	56.2	95.5	39.3	36.8
including		56.2	80.4	24.2	42.8
MJV09-11	150E	44.0	78.5	34.5	33.8
including		44.0	65.0	21.0	37.4
also including		44.0	59.0	15.0	43.7
MJV09-05	150E	123.8	174.4	50.6	32.2	1.6
including		123.8	146.0	22.2	43.1	2.0
also including		164.4	171.4	7.0	40.3	1.9
MJV09-06	150E	160.0	224.4	62.4	34.5	1.6
including		160.0	194.0	34.0	41.4	1.8
also including		214.0	222.4	8.4	43.4	1.7
MJV09-17	200E	51.4	82.0	30.6	28.2
including		51.4	63.5	12.1	40.5
MJV09-15	200E	107.0	132.0	25.0	34.8
including		107.0	119.4	12.4	43.7
MJV09-16	200E	164.0	204.0	40.0	32.0
including		164.0	173.0	9.0	42.4

15.1.3      Blackbird

Noront Resources’ Blackbird 1 and 2 chromite deposits are located about 6 km to the southwest of the Big Daddy deposit. The resource estimate is based on 82 diamond drill holes (out of 154 drilled) completed on a 50 m grid. The database included 13,564 samples taken over 11,700 m of core. The area drilled extended along a 1,600 m portion of the sill over a 1,600 m width. Six mineralized zones have been outlined in an 1,100 m long by 800 m wide portion of drilled area, with estimated resources as shown in Table 15.3.

Table 15.3
Summary of Blackbird resource showing all categories (Micon, 2010)

Description	Category	Tonnes x 106	Avg. %Cr2O3	Cr:Fe
BB2 Massive Chromite	Measured(M)	4.2	36.55	1.94
BB1 & BB2 Massive Chromite	Indicated (I)	3.4	36.08	1.94
BB1 & BB2 Massive Chromite	Total M & I	7.6	36.34	1.94

BB2 Massive Chromite	Total Inferred	3.5	34.93	1.95

BB2 Intercalated Chromite	Measured (M)	1.0	25.40	1.6
BB2 Intercalated Chromite	Indicated (I)	0.3	26.00	1.57
BB2 Intercalated Chromite	Total (M & I)	1.3	25.54	1.6

BB2 Intercalated Chromite	Total Inferred	2.6	31.39	1.77

15.2         Fe-Va-Ti (THUNDERBIRD)

In 2009 Noront Resources tested a prominent magnetic anomaly lying about 2 km northeast of the Freewest-Cliffs property (Figure 15.1). Three shallow holes reported about 0.5% vanadium (V2O5) in three ~30 m wide intersections over 900 metres of strike in ferrogabbro. The company suggests that the ferrogabbro is a more evolved portion of the McFaulds Sill.

15.3         MAGMATIC MASSIVE SULPHIDES (Ni-Cu-PGE) – EAGLE ONE

Noront Resources’ (Golder Associates, 2010) current resource estimate describes mineralization as being 30 m thick, extending 125 m along strike and defined to 1,200 m below surface. Elsewhere, the company describes a series of lenses (1B, 1C, 1D, etc.,) (Noront, 2009) or informally, a “string of pearls”. See Table 15.4.

The deposit is reported to be contained in a narrow feeder dyke to the McFaulds sill. The discovery was made in 2007 when Noront gained access to the property and tested coincident airborne EM and magnetic anomalies thought to be similar to those at over the McFaulds VMS deposits.

Table 15.4
Eagles Nest Resource Estimate (Golder Associates, 2010) Indicated and Inferred

Indicated
CUTOFF (Ni %)	TONNES	Ni %	Cu %	Pt gpt	Pd gpt	Au gpt	Ag gpt
0.5	5,943,512	2.31	1.08	1.45	3.82	0.18	3.08
1	4,841,619	2.67	1.23	1.64	4.35	0.20	3.47
2	2,299,495	3.98	1.71	2.28	6.03	0.24	4.50
3	1,250,402	5.31	2.16	2.80	7.63	0.28	5.45
4	842,337	6.21	2.52	2.81	8.90	0.33	6.31
5	600,292	6.91	2.82	2.90	9.94	0.38	6.97
6	399,372	7.64	3.17	2.92	11.09	0.44	7.79
7	259,562	8.24	3.36	2.80	11.96	0.50	8.26

Inferred
CUTOFF (Ni %)	TONNES	Ni %	Cu %	Pt gpt	Pd gpt	Au gpt	Ag gpt
0.5	4,050,123	1.50	0.91	0.83	3.60	0.25	3.54
1	2,650,781	1.88	1.11	0.90	4.21	0.28	4.24
2	685,490	3.28	1.25	0.71	5.39	0.21	4.80
3	280,372	4.60	1.17	0.56	6.33	0.14	4.32
4	164,931	5.40	1.19	0.52	7.14	0.12	4.43
5	91,834	6.12	1.22	0.47	7.93	0.10	4.62
6	44,672	6.81	1.21	0.45	8.81	0.05	4.90
7	15,870	7.52	1.15	0.42	9.22	0.05	4.69

15.4         VOLCANOGENIC MASSIVE SULPHIDES (CU-ZN) – MCFAULDS
    DEPOSITS

In 2002 De Beers Canada discovered sulphides in a reverse circulation hole testing an isolated magnetic anomaly immediately to the north of McFaulds Lake. Spider and KWG drilled the McFaulds #1 and #3 prospects in sufficient detail to estimate resources on each deposit (Lahti, 2008). (See Table 15.5).

Table 15.5
Summary of Resources on McFaulds 1 and 3 (reported by Lahti, 2008)

Deposit	Class	t	Cu (%)	Zn (%)	Cut off	DDH	Drilled (m)
McFaulds 3	Indicated	802,000	3.75	1.10	1.5% CuEquiv	39	12,114
McFaulds 1	Inferred	279,000	2.13	0.58.	1.5% CuEquiv	15	4,715

Figure 15.1
Claim Map of the McFaulds Lake Area (as of 22 April 2010)
The SKF property is the multi-hatched area at the centre of the map

Other than the De Beers Victor diamond mine located approximately 100 km to the east, there are no producing mines in the James Bay Lowlands.

16.0        MINERAL PROCESSING AND METALLURGICAL TESTING

Two phases of preliminary metallurgical testing have been completed using samples from the Big Daddy chromite deposit. The first phase comprised preliminary mineralogical, chemical and beneficiation testing by World Industrial Minerals, Arvada, Colorado, USA (WIM) in 2008.

The second phase consisted of a mineralogical and metallurgical test program undertaken by SGS Lakefield Research Limited, Lakefield, Ontario, Canada (SGS) in 2009. The metallurgical program completed by SGS was scoping in nature. It was designed to provide a preliminary indication of the metallurgical performance with regard to chromite recovery and upgrading potential of the Big Daddy mineralization.

16.1         METALLURGICAL SAMPLES

In July, 2008, quarter core samples taken from drill hole FW-08-05 were submitted to World Industrial Minerals (WIM) in Arvada, Colorado. Eight samples comprising two intervals (264.0 to 268.5 and 292 to 297 m) were tested.

Micon and Spider jointly selected the metallurgical samples in January, 2009 for the SGS test program. Eight composite metallurgical samples and twenty microprobe samples were prepared under the supervision of the Billiken’s geological site team. Table 16.1 shows the sources of the metallurgical samples.

Table 16.1
SGS-L Metallurgical Samples

Sample ID	Drill Hole	No. of Intervals	Core Length (m)
Sample 2	FW-08-06	17	25.80
Sample 3	FW-08-23	17	25.50
Sample 4	FW-08-15	17	25.50
Sample 5	FW-08-18	16	24.00
Sample 6	FW-08-13	17	25.15
Sample 7	FW-08-22	16	24.35
Sample 8	FW-08-14	17	25.25
Sample 9	FW-08-12	16	20.80

The eight metallurgical composite samples, comprising split quarter drill core, were crushed, blended, assayed and tested to investigate chromite recovery and upgrading potential.

A total  of 20 samples were selected for Electron Microprobe Probe Analysis (EPMA) of chromite  grains identified in thin sections prepared from drill core samples. Samples were selected from drill holes FW-08-05, FW-08-12, FW-08-13, FW-08-18 and FW-08-21.

16.2         MINERALOGICAL AND CHEMICAL ANALYSIS

16.2.1      WIM Preliminary Test Program

The eight samples were submitted to DCM Science Laboratory Inc. of Wheat Ridge Colorado (DCM) for x-ray diffraction (XRD) analysis and The Mineral Lab. Inc., of Lakewood, Colorado for x-ray fluorescence (XRF) analysis. DCM also completed a petrographic study of the samples.

A summary of the XRD analytical results is presented in Table 16.2.

Table 16.2
Summary of XRD Analysis Results

Phase	17204	172405	172406	172426	172427	172428	172429	172430
Amphibole	-	-	8%	-	-	-	-	-
Chlorite	45%	45%	32%	37%	38%	36%	41%	34%
Pyroxene	5%	3%	-	-	-	-	-	-
Chromite	48%	51%	52%	61%	58%	60%	55%	50%
Talc	-	-	6%	-	2%	2%	1%	13%
Unaccounted	<5%	<5%	<5%	<5%	<5%	<5%	<5%	<5%

A summary of the XRF analytical results is presented in Table 16.3. Only elements and compounds with values above the instrument detection limit are included in the table.

Table 16.3
Summary of XRF Analysis Results

Element /Compound	Units	17204	172405	172406	172426	172427	172428	172429	172430
MgO	%	28	27	24	24	24	23	24	24
Al2O3%		7	9	8	12	11	11	12	10
SiO2%		25	22	23	16	18	16	18	23
CaO	%	2.1	1.2	1.5	<0.1	<0.1	<0.1	<0.1	<0.1
TiO2%		0.3	0.3	0.4	0.4	0.3	0.3	0.4	0.3
MnO	%	0.2	0.2	0.1	0.2	0.3	0.3	0.3	0.3
Fe2O3%		12	14	14	17	16	18	17	16
V	ppm	635	690	744	785	791	864	804	842
Cr	ppm	180,000	190,000	200,000	230,000	220,000	230,000	210,000	190,000
Co	ppm	135	142	162	176	170	174	155	176
Ni	ppm	1,320	825	1,040	1,120	1,070	921	1,130	819
Zn	ppm	316	348	403	529	518	540	499	567

As XRF analyses indicate that the chrome contents are between 18% and 23%, which corresponds to calculated chromite (Cr2O3) values of between 26% and 34%.

It is noted that the XRF analysis did not include PGM’s, such as Pd, Pt and Rh.

The petrographic analysis showed that chromite grains were generally discrete and high grade. The grains typically had subhedral to euhedral shape and measured from 50 μm to

750 μm in size. The chromite grains tended to be of very high purity and no deleterious inclusions were identified.

The matrix containing the chromite grains is composed of altered chlorite and talc and the mineralogical investigations suggest that chromite could be liberated and recovered using standard mineral processing technology.

16.2.2      SGS-L Preliminary Testwork Program

Metallurgical Samples

Detailed analyses of the SGS-L metallurgical samples are included in Table 16.4.

Table 16.4
SGS-L Metallurgical Sample Chemical Analyses

Sample ID	Sample 2	Sample 3	Sample 4	Sample 5	Sample 6	Sample 7	Sample 8	Sample 9
Cr2O3% 2	3.99	7.85	10.1	20.2	35.5	43.3	40.2	34.1
Cr %	2.73	5.37	6.91	13.8	24.3	29.6	27.5	23.3
Fe %	8.46	10.0	9.79	12.4	17.9	15.2	14.2	17.0
Cr:Fe Ratio	0.32	0.54	0.71	1.12	1.36	1.95	1.94	1.37
SiO2%	35.6	30.6	30.5	22.9	11.8	8.29	10.1	12.4
Al2O3%	2.42	2.87	4.58	7.46	12.5	13.3	13.5	11.8
Fe2O3%	12.1	14.3	14	17.7	25.6	21.7	20.3	24.3
MgO %	28.6	32.8	30.2	23.4	12.3	13.8	13.8	14.3
CaO %	2.54	0.39	0.23	0.79	0.23	0.09	1.23	0.23
Na2O %	0.03	0.03	0.05	0.07	0.07	0.07	0.08	0.085
K2O %	< 0.01	< 0.01	0.03	0.08	0.11	0.05	0.2	0.010
TiO2%	0.11	0.1	0.17	0.33	0.53	0.42	0.45	0.40
P2O5%	< 0.01	< 0.01	< 0.01	0.07	< 0.01	< 0.01	< 0.01	0.010
MnO %	0.16	0.07	0.11	0.16	0.4	0.21	0.26	0.31
Cr2O3%	3.99	7.85	10.1	---	---	---	---	---
V2O5%	0.03	0.03	0.05	0.11	0.18	0.17	0.16	0.14
LOI %	14	11.4	9.13	6.34	1.77	0.64	0.33	2.35
Sum %	99.6	100.4	99.1	---	---	---	---	---
Ni %	0.14	0.14	0.14	0.14	0.093	0.11	0.11	0.12
S %	0.15	0.06	0.08	0.22	0.05	0.04	0.03	0.075
Au g/t	0.07	0.02	< 0.02	0.07	0.03	0.03	0.03	0.07
Pt g/t	0.09	0.06	0.14	0.25	0.22	0.19	0.15	0.215
Pd g/t	0.16	0.08	0.23	0.26	0.32	0.14	0.1	0.41
Cr2O3% 2	---	---	---	20.2	35.5	43.3	40.2	34.05
Fe3O4% 1	2.2	5.4	2.9	0.6	0	0	0	0
1 Magnetic iron minerals using a Satmagan analyzer.
2 SGS noted that chromite minerals are often difficult to digest when submitted for chemical analyses. For this test program, SGS used fusion for the digestion of the samples. Borate fusion was used for the whole rock assay  suite (WRA), followed by x-ray fluorescence (XRF) analysis. For samples with greater than 15% Cr2O3 content the samples were submitted for a re-assay using a Na2O2 fusion, followed by analysis by atomic absorption (AA).

Microprobe Analyses (EPMA)

A summary of the EPMA test results is presented in Table 16.5.

Microprobe work on 20 samples show that the Cr:Fe ratio of the chromite grains sampled ranges from 1.0 to 1.9. These ratios are lower than expected. The work also shows that the chromite grains are low in SiO2 (<0.1%), contain about 14% Al2O3 and that there is a negative correlation between MgO and Fe. This is expected considering that the spinel structure of chromite generally has a positive correlation between Cr:Fe ratio and MgO content. This work also suggests a higher Cr:Fe ratio for the chromite grains for higher grade chromite samples.

Figure 16.1 compares the Cr:Fe ratio to the Al2O3 and MgO analysis. Figure 16.2 plots the FeO and MgO analyses against Cr2O3 and shows that as the MgO content of the chromite tends to increase when the Cr:Fe ratio increases. This is probably due to the spinel nature of the chromite and the substitution of Fe with Mg.

Figure 16.1
EPMA Samples, Cr:Fe Ratio vs Al2O3 and MgO

Table 16.5
SGS-L EPMA Results
(All Units are Percent)

Sample	Cr2O3	Fe2O3	FeO	Cr:Fe ratio	SiO2	TiO2	Al2O3	MgO	CaO	MnO	NiO	Na2O	Total
PS 5-1	51.9	3.95	20.8	1.87	0.12	0.37	13.8	8.69	0.005	0.20	0.061	0.011	100.0
PS 5-2	51.3	4.42	19.7	1.90	0.001	0.45	14.7	9.82	0.005	0.17	0.058	0.014	101
PS 5-3	50.2	3.41	27.4	1.45	0.037	0.62	13.7	4.52	0.009	0.53	0.033	0.023	101
Ave 5	51.1	3.93	22.7	1.74	0.053	0.48	14.1	7.68	0.006	0.30	0.050	0.016	100
PS 12-1	48.3	7.54	29.7	1.17	0.059	1.49	9.98	3.26	0.001	0.41	0.090	0.005	101
PS 12-2	50.6	4.12	22.6	1.69	0.15	0.42	14.1	7.63	0.002	0.22	0.092	0.017	100.0
PS 12-3	47.7	5.27	27.8	1.29	0.095	0.70	13.7	4.28	0.002	0.36	0.057	0.010	100.0
PS 12-4	47.7	3.83	29.1	1.29	0.051	0.54	14.3	3.26	0.002	0.38	0.008	0.023	99.2
Ave 12	48.6	5.19	27.3	1.36	0.089	0.79	13.0	4.61	0.002	0.34	0.062	0.014	100
PS 13-1	46.4	12.1	30.2	1.0	0.063	0.82	7.40	1.95	0.005	0.44	0.020	0.025	99.5
PS 13-2	51.3	3.91	21.6	1.80	0.034	0.45	14.1	8.33	0.000	0.35	0.037	0.015	100
PS 13-3	50.7	3.62	23.7	1.66	0.052	0.47	13.8	6.85	0.000	0.35	0.009	0.028	99.6
PS 13-4	46.4	5.04	29.2	1.21	0.055	0.61	14.3	3.20	0.002	0.37	0.010	0.021	99.2
Ave 13	48.7	6.17	26.2	1.42	0.051	0.59	12.4	5.08	0.002	0.38	0.019	0.022	100
PS 18-1	45.4	5.80	27.5	1.22	0.044	0.69	15.1	4.54	0.004	0.35	0.16	0.008	99.6
PS 18-2	50.3	3.68	26.2	1.50	0.061	0.40	14.1	5.43	0.000	0.21	0.042	0.010	100
PS 18-3	50.1	5.28	20.0	1.78	0.049	0.44	14.5	9.43	0.000	0.21	0.098	0.001	100
PS 18-4	49.4	5.83	21.3	1.64	0.046	0.44	14.2	8.42	0.003	0.47	0.17	0.003	100
Ave 18	48.8	5.15	23.8	1.53	0.050	0.49	14.5	6.95	0.002	0.31	0.116	0.005	100
PS 21-1	50.2	5.37	26.3	1.42	0.061	0.46	12.2	4.96	0.005	0.46	0.17	0.009	100
PS 21-2	43.6	8.38	30.0	1.02	0.042	1.26	13.4	3.28	0.003	0.27	0.070	0.000	100
PS 21-3	48.7	4.92	25.9	1.42	0.054	0.54	14.4	5.75	0.003	0.24	0.055	0.025	101
PS 21-4	50.0	4.23	25.6	1.50	0.038	0.47	13.8	5.77	0.004	0.27	0.067	0.021	100
PS 21-5	46.4	5.45	29.4	1.19	0.075	0.64	14.7	3.54	0.000	0.25	0.037	0.016	100
Ave 21	47.8	47.79	47.8	47.79	47.792	47.79	47.8	47.79	47.792	47.79	47.792	47.792	48

Figure 16.2
EPMA Samples, Cr2O3 Grade vs MgO and FeO

16.3         METALLURGICAL TESTING

16.3.1      WIM Preliminary Test Program

Metallurgical testing on the Big Daddy composite sample was performed by Phillips Enterprises LLC of Golden, Colorado. The scope of this preliminary testwork program included gravity separation and flotation of ground material. The work was scoping in nature and significant improvements in results would be expected from more detailed studies.

Table 16.6 provides a summary of the scoping testwork results. These results are based on chemical analyses, which are generally more accurate for chromite determination than the XRF method.

Table 16.6
Summary of Metallurgical Test Results

Product	Chromite Grade (%)	Chromite Distribution (%)
Gravity concentrate	49	47
Flotation concentrate	43	28
Combined concentrate	47	74
Total Tailings	10	26
Feed	37	100

An XRF analysis of the combined concentrate is compared to the average feed analysis in Table 16.7.

Table 16.7
Average Feed and Combined Concentrate XRF Analyses

Stream	MgO (%)	Al2O3 (%)	SiO2 (%)	CaO (%)	TiO2 (%)	MnO (%)	Fe2O3 (%)	V (ppm)	Cr (ppm)	Co (ppm)	Ni (ppm)	Zn (ppm)
Feed	24	11	19	1.6	0.3	0.3	17	814	211,250	167	994	518
Conc.	18	10	11	0.2	0.5	0.2	22	954	280,000	221	761	652

Using the XRF analyses presented in Table 16.7, the calculated Cr to Fe ratio of both the average feed and combined concentrate is 1.83. However, using wet chemical methods to analyze for Cr2O3, which is more accurate than XRF due to potential incomplete dissolution of chromium using the XRF method, the value of Cr2O3 of 46.6% for the combined concentrate equates to a Cr to Fe ratio of 2.07.

Of note is the 11% SiO2 assay of the combined concentrate which would preclude this product from some of the main chromite markets. However, mineralogical analyses suggest that the chromite grains are relatively pure, therefore additional liberation studies and metallurgical testing would most likely reduce this to an industry acceptable level.

16.3.2      SGS Preliminary Testwork Program

Metallurgical testwork on all eight composite samples comprised gravity separation tests and magnetic separation tests on fine gravity tailings. This work was designed to investigate the upgrading potential of the Big Daddy chromite samples.

In order to ascertain the pre-concentration potential, coarse separation tests (-½ inch) using heavy liquid separation (HLS) and magnetic separation were undertaken on two selected composites. Samples 6 and 9 were selected for these tests.

A scoping sulphide flotation test was undertaken to investigate sulphide-hosted base metals and PGM recoveries.

Gravity and Magnetic Separation

The gravity/magnetic separation test flowsheet developed by SGS is presented in Figure 16.3. This procedure had the following steps.

•	The test sample is crushed to pass 20 mesh (850 μm).

•	In order to enhance recovery as well as upgrading, the crushed sample is then split into three size fractions: 850 x 300 μm, 300 x 75 μm and -75 μm.

•	The two coarsest sizes were passed over a Wilfley shaking table and the concentrates were processed on a Mozley mineral separator or a superpanner to further upgrade the heavy concentrate.

•	To try and recover non-liberated chromite from the coarse gravity separation tailings, they were stage-ground to pass a 75 μm screen and combined with the original -75 μm fraction.

•	Shaking table separation followed by the Mozley mineral separator or superpanner was used to produce a gravity concentrate from the -75 μm material.

•	A sub-sample from the fine tailings was tested for chromite recovery by wet high-intensity magnetic separation [WHIMS].

•	It is noted that prior to each gravity separation, the magnetic iron minerals were removed by low-intensity magnetic separation [LIMS].

Figure 16.3
SGS Gravity and Magnetic Separation Test Flowsheet

The results from the gravity/magnetic separation tests are summarized in Table 16.8 and Table 16.9.

Table 16.8
Gravity/Magnetic Separation Test Results – 1

Sample	Feed		+75 μ Grav Conc			-75 μ Grav Conc			Low-Intensity Magn.		High-Intensity Magnetics
	Assay, %	Ratio	Cr2O3, %		Ratio	Cr2O3, %		Ratio	Cr2O3, %		Cr2O3, %		Ratio
	Cr2O3	Cr:Fe	Grade	Recovery	Cr:Fe	Grade	Recovery	Cr:Fe	Grade	Recovery	Grade	Recovery	Cr:Fe
2	4.42	0.35	37.0	5.93	0.83	34.8	4.34	0.77	14.0	56.2	7.05	16.8	0.32
3	7.96	0.56	42.5	1.57	1.28	41.4	1.79	1.09	11.2	92.2	1.96	2.06	0.29
4	12.3	0.76	41.2	11.4	1.26	42.7	7.55	1.19	16.2	65.7	7.20	8.21	0.67
5	20.4	1.17	44.8	22.4	1.47	46.8	25.5	1.49	14.9	7.20	20.5	13.5	1.17
6	35.4	1.35	44.3	57.2	1.37	47.3	19.5	1.37	23.0	0.32	40.8	8.87	1.37
7	42.9	1.88	49.0	51.6	1.89	50.3	4.10	1.89	32.5	0.53	47.6	32.0	1.90
8	40.0	1.96	47.3	52.9	2.02	51.2	16.9	2.10	28.3	0.63	46.4	23.2	1.88
9	34.8	1.43	46.3	33.2	1.43	47.5	10.7	1.39	28.2	0.78	42.0	15.0	1.37

Table 16.9
Gravity/Magnetic Separation Test Results – 2

Sample	Product	Weight	Assays (%)			Distribution (%)
		%	Cr203	S	Si02	Cr203	S
Sample 2	Gravity Conc +75μm	0.71	37.0	2.96	2.93	5.93	1.92
	Gravity Conc -75 μm	0.55	34.8	0.29	1.44	4.34	0.15
	LI Magnetic Fraction	17.8	14.0	0.14	23.6	56.2	2.31
	HI Magnetic Conc	10.6	7.05	3.18	19.2	16.8	30.7
Sample 3	Gravity Conc +75 μm	0.29	42.5	0.62	2.73	1.57	3.24
	Gravity Conc -75 μm	0.34	41.4	0.36	2.12	1.79	2.19
	LI Magnetic Fraction	65.2	11.2	0.07	26.5	92.2	84.09
	HI Magnetic Conc	8.4	1.96	0.02	34.7	2.1	3.0
Sample 4	Gravity Conc +75 μm	3.41	41.2	0.070	4.28	11.4	3.78
	Gravity Conc -75 μm	2.17	42.7	0.11	2.17	7.55	3.79
	LI Magnetic Fraction	49.9	16.2	0.074	24.2	65.7	58.4
	HI Magnetic Conc	14.0	7.20	0.046	33.7	8.21	10.2
Sample 5	Gravity Conc +75 μm	10.2	44.8	0.051	3.01	22.4	2.90
	Gravity Conc -75 μm	11.2	46.8	0.16	1.63	25.5	9.93
	LI Magnetic Fraction	9.90	14.9	0.79	22.4	7.20	43.6
	HI Magnetic Conc	13.5	20.5	0.14	23.3	13.5	10.5
Sample 6	Gravity Conc +75 μm	45.7	44.3	0.032	3.64	57.2	64.3
	Gravity Conc -75 μm	14.6	47.3	0.022	1.83	19.5	14.11
	LI Magnetic Fraction	0.50	23.0	0.14	17.8	0.32	3.06
	HI Magnetic Conc	7.71	40.8	0.015	6.57	8.87	4.91
Sample 7	Gravity Conc +75 μm	45.2	49.0	0.000	2.77	51.6	0.0
	Gravity Conc -75μm	3.50	50.3	0.095	0.84	4.10	16.8
	LI Magnetic Fraction	0.69	32.5	0.085	11.4	0.53	2.98
	HI Magnetic Conc	28.9	47.6	0.025	3.40	32.0	36.4
Sample 8	Gravity Conc +75 μm	44.8	47.3	0.010	2.49	52.9	19.4
	Gravity Conc -75 μm	13.2	51.2	0.032	0.80	16.9	18.1
	LI Magnetic Fraction	0.89	28.3	0.073	15.3	0.63	2.83
	HI Magnetic Conc	20.0	46.4	0.026	3.24	23.2	22.9
Sample 9	Gravity Conc +75 μm	24.9	46.3	0.010	3.17	33.2	3.68
	Gravity Conc -75 μm	7.80	47.5	0.11	1.81	10.7	12.5
	LI Magnetic Fraction	0.96	28.2	0.48	15.2	0.78	6.82
	HI Magnetic Conc	12.4	42.0	0.12	5.78	15.0	21.3

The results from these tests suggest the following:

•
Samples with Cr2O3 values of 20% and over (samples 5 to 9) upgraded to potentially marketable chromite concentrates with reasonable recoveries. The two samples grading  between 8.0% and 12.3% Cr2O3 upgraded to over 40% Cr2O3 but with low recoveries.

•
There tends to be a positive recovery/feed grade relationship for samples 5 to 9. Also, the Cr:Fe ratios of the respective feed and concentrates were similar suggesting that the ratio cannot be improved with upgrading.

•
It is noted that for the low grade samples (samples 2, 3 and 4) the LIMS recoveries were relatively high while for the higher grade samples (samples 5 to 9) the recoveries were low.  This suggests magnetite locking, magnetite surface coatings or magnetic chromite grains due to high Fe content.

•
Good chromite recoveries (>85%) were maintained for samples 6 to 9 while keeping the SiO2 content in the concentrate below 5%. The SiO2 content of sample 5 rose above 5% at just over 70% Cr2O3 recovery. The SiO2 content of the low grade sample (2 to 4) concentrates was consistently high.

Pre-Concentration Tests

Pre-concentration at a relative coarse size, which is common in many commercial chromite beneficiation facilities, was undertaken to see if heavy media separation (HMS) or coarse particle magnetic separation would be feasible. Minus ½ inch portions of samples 6 and 9 were used. Heavy liquid separation (HLS) tests at ¼ inch, 0.85 mm and 0.3 mm resulted in very little upgrading which suggests a smaller than 0.3 mm liberation size for the chromite samples. The coarse magnetic separation results also showed negligible upgrading.

Sulphide Flotation

One sulphide flotation test was performed to determine if a sulphide concentrate with platinum group metals (PGM) minerals can be extracted from the chromite ore. A composite of equal fractions of samples 5, 6 and 9 was used in a 10-kg flotation test. Table 16.10 summarizes the flotation test results.

Table 16.10
Flotation Test Results

Element	Head Grade	Rougher Recovery	Cleaner Grade	Cleaner Recovery
Sulphur:	0.11%	71%	6.4%	47%
Palladium	0.32 g/t	65%	14 g/t	36%
Platinum	0.22 g/t	46%	3 g/t	11%
Gold	0.05 g/t	43%	1 g/t	19%

The flotation test was not optimized and improved results would be expected with a more detailed testwork program.

16.4         RECOMMENDATIONS

Most of the various chemical correlations discussed in the report are interesting but not unexpected. These data would benefit from mineralogical or geo-met investigations. QEMSCAM was included as an option by SGS but initially declined due to budget constraints. This, or similar technology, should be included in the next phase of work undertaken on samples that will be more representative of the potential total mineral resource.

The testwork conducted so far was undertaken using either massive or disseminated material. The coarse beneficiation tests were conducted on massive material. No samples crossed the contact between the 2 types, therefore magnetic and gravity tests to upgrade material were, in effect, inconclusive. It was suggested that future tests should include samples of massive chromite and low grade contact material to ascertain coarse beneficiation waste rejection.

A more detailed metallurgical and geo-metallurgical program of work is recommended using samples representing the mineral resource in order to establish an optimum beneficiation flowsheet.

17.0        MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Prior to conducting the resource estimate, the integrity of the entire database was validated as per the methodology described in Section 14 of this report.

17.1         DATABASE DESCRIPTION

The mineral resources for the Big Daddy chromite deposit have been estimated from surface diamond drill holes only. The following is a concise description of the database composition and how the master database used in the resource estimate was derived.

17.1.1      Drill Holes and Assays

The Big Daddy deposit has been tested by 48 drill holes of NQ size on a grid of 100 m between lines taking 2 to 4 holes per line at between 50 m and 100 m apart. The layout is depicted in Figure 11.1. The drill holes cover a strike length of 1 km down to a maximum vertical depth of about 365 m. The assay database consists of 2,974 samples of which the principal analyses were for Cr2O3, Al2O3, Fe2O3, Cr, Fe, SiO2, and PGEs.

17.1.2      Lithology and Mineralization

All drill holes have the major rock types identified and documented in a “from – to” interval format. The major rock types that have been coded include granodiorite, peridotite, harzburgite/dunite, pyroxenite, gabbro, banded ironstone, mafic volcanic rock, intermediate volcanic rock, felsic volcanic rock, mafic/felsic dykes, dolomite and limestone. The overburden averages about 10 m. The mineralization has also been recorded for each interval  as being either massive, semi-massive, intermittent beds, heavily disseminated or disseminated.

17.1.3      Survey

The survey information recorded in the files includes collar co-ordinates, dip, azimuth and down-hole survey data. Collars were laid out relative to a surveyed grid (±0.1 m) and verified  by GPS (±0.4 m). Down-hole deviations were measured using Flexit, Deviflex or north-seeking gyro (12 collars).

The Big Daddy project area is monotonously flat and therefore a digital terrain model (DTM) is not critical to the estimation of resources.

17.1.4      Specific Gravity (2,216 determinations)

Specific gravity determinations were carried out broadly following ASTM standard D5779 – 08 (Standard Test Method for Field Determination of Apparent Specific Gravity of Rock and Manmade Materials for Erosion Control) using an apparatus suggested by Dr. James Franklin, a director of Spider Resources.

Specific gravities were determined after the core was logged and marked for sampling but prior to the splitting/cutting of the core samples. Core was broken to about 35 cm or shorter pieces, the pieces were sequentially numbered to facilitate replacement in the core box, then weighed first in air and then in water. Shattered and excessively broken core was not included due to the difficulty in correctly returning it to the core box.

Micon witnessed these SG determinations during its site visit on October 22, 2009 and is satisfied that the dataset generated is representative of the mineralization encountered at the Big Daddy deposit. Based on 2,216 determinations, the SG data have been evaluated by Cr2O3 content and are summarized in Table 17.1

Table 17.1
Average Specific Gravity Determinations by Cr2O3 Content

%Cr2O3 Range	Density
0 – 15	2.8
15 – 20	3.0
20 – 25	3.2
25 – 30	3.3
30 – 35	3.4
>35	4.0

17.1.5      Surpac Master Database

The resource estimate was completed using Surpac Version 6.1.3 Software. The Surpac Master Database was created by importing the data described in Sections 17.1.1 to 17.1.4 from Excel spreadsheet files provided by Spider.

17.2         ESTIMATION DETAILS

17.2.1      Overview of Estimation Methodology

The Big Daddy resource estimate has been conducted using a systematic and logical approach involving geological modelling, conventional statistics, geostatistics, creation of interpolation parameters, block modelling, classification based on both geological and mineralization continuity and finally, block model validation.

17.2.2      Geological Modelling/Interpretation

Based on a detailed analysis of the drill hole logs in conjunction with the assays, the major geological domains as encountered down-hole are dunite, peridotite, massive chromite, pyroxenite and gabbro (Figure 17.1). The sequence of appearance of these domains reflects a fractionation trend in the down-hole direction (northwest to southeast) thus confirming the conclusion that the mafic-ultramafic complex (sill) has been rotated.

The bulk of the chromite mineralization is confined to the massive chromite domain. However, the peridotite unit does contain sparsely disseminated chromite grains in concentrations varying between 0 and 10% Cr2O3. Locally, the chromite mineralization may also occur as either heavily disseminated or semi-massive or intermittent beds within the peridotite. Sectional interpretation of the drilled profiles shows that the massive chromite domain forms a distinct layer with observable continuity laterally and down dip. The deepest drill hole intercept is at a vertical depth of about 365 m below surface, with a true thickness of about 13 m; this thickness suggests that at this depth, the massive chromite layer is far from tapering off or pinching.

A surface trace of the massive chromite domain (based on plots from sectional projections) shows that the Big Daddy deposit comprises two segments which the authors have designated BD 1 and BD 2. These are plotted on a gravity map (Figure 17.2) and show a strong correlation between the massive chromite and the gravity anomaly. The subsidiary smaller massive bodies in the footwall are in this report referred to as BD 1 sub and BD 2 sub for BD 1 and BD 2, respectively. A longitudinal section of the two segments is presented in Figure 17.9 which also portrays the distribution of resources. Table 17.2 summarizes the major characteristics of the segments.

Figure 17.1
Schematic Lithologic Column for McFaulds Lake Sill, Big Daddy Segment
(Main Geological Domains)

The contact/boundary of the massive chromite (labelled as chromitite in Figure 17.1) with both the peridotite and pyroxenite is in the majority of instances very sharp. However, in rare  instances the contact with peridotite is gradational from disseminated or intermittent beds or semi-massive chromite. No chromite content high enough to be considered economically significant (>15% Cr2O3) has been observed beyond the contact between massive chromite and pyroxenite; therefore the latter boundary is considered critical for geological continuity and has been used in linking massive chromite zones from section to section demonstrating continuity for the entire 450 m to 500 m of each segment.

Figure 17.2
Gravity Map Bandpass Filter Gravity (Upper Wavelength is 833 m) with the Massive Chrome Domain
Projected to Surface from Sections

Note: The massive chromite is shown as linear black zones. White dots and numbers denote drill hole collars.

Table 17.2
Summary of the Major Characteristics of the Big Daddy Deposit

Segment	Approximate Strike Length (m)	Bearing (Degrees)	Dip (Degrees)	Geometry & Mineralizatiuon	Avg. True Thickness (m)	Remarks
BD 1	500	Varies between 50 and 60	Varies between -85 East and -90	Tabular; Massive	17	Compact; open down dip; limited potential along strike
BD 2	450	050	Varies between -70 and -80 East	Tabular; Massive	12	Compact; open down dip; limited potential along strike.
(Note: In both cases the footwall subsidiaries are excluded)

17.2.3      Statistical Interpretation of Grade Domains

Statistical analysis of the raw data comprising 2,974 samples (2,359 by XRF + 615 by INAA)  shows a bimodal distribution (Figure 17.3) representing two extremes, i.e. low grade background mineralization disseminated in peridotite and high grade mineralization in  massive chromite. The distribution clearly demonstrates that the mineralization is not fragmented or spread out, but compact. This is consistent with the geological model implying that the high grade mineralization envelope corresponds to the massive chromite geological  domain. Using the same graph (Figure 17.3), the top-cut assay for Cr2O3 has been set at 45.3% which correspond to the 99.5 percentile. Table 17.3 summarizes the global statistics.

In order to analyze a broader zone of mineralization, a probability plot of the raw data was constructed and a 15% cut-off was selected based on the break in the probability plot (Figure 17.4). The statistics within this zone shows a very strong negative skewness thereby confirming the compactness and high grade nature of the Big Daddy deposit. This is demonstrated in Section 17.2.4.

Figure 17.3
Histogram of the Raw Assay Data for Cr2O3 (%)

Table 17.3
Global Statistics of the Cr2O3 Raw Data

Variable	Cr2O3%
Lower cut	0.001

Number of samples	2,974
Minimum value	0.005
Maximum value	47.7

Ungrouped Data
Mean	18.247806
Median	9.435001
Geometric Mean	7.969418
Variance	285.284539
Standard Deviation	16.890368
Coefficient of variation	0.925611

Skewness	0.405344
Kurtosis	1.412646

Natural Log Mean	2.075611
Log Variance	2.697682

10.0 Percentile	0.82
20.0 Percentile	1.8805
25.0 Percentile	2.49
30.0 Percentile	3.69
40.0 Percentile	6.1045
50.0 Percentile (median)	9.435001
60.0 Percentile	20.475
70.0 Percentile	35.275
80.0 Percentile	39.575
90.0 Percentile	42.245
95.0 Percentile	43.27
96.0 Percentile	43.535
97.0 Percentile	43.9
98.0 Percentile	44.345
99.0 Percentile	44.905
99.5 Percentile	45.29
100.0 Percentile	47.7

Sichel-t	30.673167

Figure 17.4
Probability Plot of the Raw Cr2O3 Data

17.2.4      Composite Data and Grade Domains Statistics

Inspections of drill hole sample intervals augmented by a statistical analysis show that the majority of the sample intervals are 1.5 m. Thus 1.5 m was selected as the standard length (support) and compositing was done to normalize the database to this length.

The statistical distributions of the massive chromite (mineralization domain 1) and the 15% cut-off envelope (mineralization domain 2) are presented in Figures 17.5 and 17.6. The similarity displayed by these distributions is further evidence of a compact distribution of the mineralization. A summary table comparing the statistics of the two grade domains is shown in Table 17.4.

Figure 17.5
Histogram of the Massive Chromite Domain

(Skewness: -1.90)

Figure 17.6
Histogram of Composites at 15% Cut-off with Internal Waste

(Skewness: -1.57)

Table 17.4
Composites Summary Statistics of the Massive Chromite Domain and the 15%Cr2O3 Cut-off Domain

Domain	No. of Samples	Min. Value	Max. Value	Mean	Median	Var.	Std	Coef. Var	Remarks
Massive Cr Zone	927	11.94	47.7	39.39	40.61	21.42	4.63	0.12	Includes internal waste in exceptional cases
15% Cut-off Zone	1,149	2.48	47.7	36.50	39.323	66.78	8.17	0.22	Includes internal waste within envelope (maximum 4.5 m)

17.2.5      Cut-off Grade and Economic Parameters

Demand for chromite is mainly for a metallurgical grade product which is around 40% Cr2O3 with a Cr:Fe ratio of generally at least 2. Metallurgical grades of this nature currently sell for US$180.00 to US$240.00 per tonne. Currently, the Bushveld complex (South Africa) and the Great Dyke (Zimbabwe) rank high amongst the world producers with many of their operations being underground mines.

The Kemi operations in Finland are mainly open pit with an end of 2009 reserve base of 37 Mt at 26% Cr2O3 (Outokumpu, 2009 Annual Report) and a Cr:Fe ratio of about 1.8. However, a portion of the Kemi production is upgraded by means of beneficiation. Thus in the Micon’s  opinion, two scenarios must be evaluated for the Big Daddy deposit:

•	Scenario 1: Focuses on high grade massive material that would produce a lumpy product comparable to South African products with little or no beneficiation.

•	Scenario 2: Defines a broad zone of mineralization to match the Kemi situation exploitable by open pit but requiring beneficiation to upgrade.

Hence, resources have been estimated for the massive zone only, and also for the broad zone constrained by a 15% Cr2O3 cut-off but including internal waste up to a maximum of 4.5 m. The 15% cut-off is based on the break in the probability plot (Figure 17.4).

17.2.6      Geostatistics

Fundamental geostatistical principles dictate that variography be conducted on data comprising a single population (i.e. samples from geologically homogeneous areas) and on samples representing the deposit (not barren samples). Thus only the massive chromite domain was considered suitable for spatial analysis. The variographic/spatial analysis was conducted to achieve the following:

1.
To define the continuity of the mineralization in order to establish (a) the maximum range or distance over which samples and drill hole intercepts may be correlated, and (b) the adequacy of the drilling grid for a resource estimate.

2.	To define the optimum parameters for the search ellipse to be used in the interpolation of block grades.

The geometry of the Big Daddy deposit is tabular (stratiform) with the major/principal direction along strike, the semi-major direction down dip and the minor axis across width. Hence, for each segment of the deposit three sets of variograms were computed to cover the three geometrical directions. The experimental variograms and their fitted models are presented in Appendix 3. The down-hole variograms are, as expected, quite stable due to the high density of sample information. The variograms for the major and semi-major axes are generally unstable due to low densities of sample information beyond the 275 m lag. Nonetheless, the variograms give a reasonable reflection of the highly continuous nature of the Big Daddy mineralization. The variogram models were fitted giving weight to the number of pairs in each lag in proportion to the drilling grid and using the variance to establish the sill. A summary of the spatial analysis is presented in Table 17.5.

Table 17.5
Summary Results of the Spatial/Variographic Analysis of the Big Daddy Deposits

Segment	Axis	Direction	Nugget	Structure 1	Range	Bearing	Dip
BD 1	Major	Along strike	0	11	250	60	-90
	Semi-major	Down dip	0	11	200
	Minor	Down hole	0	21	40
BD 2	Major	Along Strike	10	14	225	50	-75
	Semi-major	Down dip	10	14	225
	Minor	Down hole	0	21	40

17.2.7 Interpretation and Application of Spatial Analysis Results

The ranges of influence in the major and semi-major directions are in a broad sense about the same, reflecting the isotropic nature of the massive and compact Big Daddy deposit. The apparent shorter range in the down-hole direction (minor axis) is due only to the restriction imposed by the geometry, i.e. the restricted width of 30 m to 60 m of the deposit.

Taking the lower limit of the major axis reflected in BD 2, the range of influence and, therefore, the maximum distance over which drill intercepts and samples can be correlated is 225 m, indicating highly continuous mineralization. Thus, the drilling grid over the Big Daddy deposit as it stands at approximately 100 m x 50 m, is considered adequate for resource definition to the Indicated category. Similar stratiform chromite deposits in Southern Africa display even higher levels of continuity and ranges of influence.

Based on the ranges of influence, the maximum dimensions of the radii of the search ellipsoid for grade interpolation of the Big Daddy should not exceed 225 m x 225 m x 40 m for an Indicated resource.

The variogram range of influence in the major direction is often used in the categorization of resources. As a general rule, mineral resources are classified as follows:

•	Measured Resource when the drill hole spacing is less than the variogram range of influence at 66% or less of the sill. This translates to approximately 110 m for the massive chromite domain.

•
Indicated Resource when the drill hole spacing is less than the variogram range of influence at between 66% and 100% of the sill. (100% corresponds to the maximum range of influence beyond which there is no spatial correlation between samples). This translates to 225 m to 250 m for the massive chromite domain.

•	Inferred resource when drill hole spacing is beyond the range of influence.

(Reference: PDAC Short course, 2009. “From the Core Barrel to a Resource Estimate.”)

17.2.8       Block Size, Interpolation Search Parameters and Technique

In an ideal situation the longest axis of a block should equal the drill spacing but in practice it is varied between half and a quarter of the spacing. On this basis the longer axis of the block  was selected as 25 m. The other dimensions of 10 m and 5 m were based on ideal minimum height and width, respectively, in a selective open pit or mechanized bulk mining situation.

In deriving the search radii for the major and semi-major axes, Micon adopted a prudent approach and halved the maximum range of influence as determined by the variography to fit the current spacing between lines of 100 m. For the minor axis, Micon adopted 5 m which is the width of the envisaged mining block.

The inverse-distance-cubed (ID3) interpolation method was selected as the most ideal to bring out grade patterns inherent in the deposit at a micro-scale due to waste inclusions, particularly for the 15% cut-off domain. The search parameters are summarized in Table 17.6.

Table 17.6
Summary of Search Parameters

Attribute	Pass 1	Pass 2	Pass 3
Major axis search radius (m)	100	200	400
Semi-major axis search radius (m)	100	200	400
Minor axis search radius (m)	5	10	20
Maximum # of samples/drill hole	3	3	3
Minimum # of samples/interpolation	5	3	3
Maximum samples/interpolation	10	20	30
Interpolation method	ID3	ID3	ID3

For the three passes, the maximum number of samples per drill hole is designed to manage and control the number of drill holes in the interpolation.

For Pass 1, the minimum and maximum number of samples for each interpolation is designed to ensure that the nearest sample(s) is/are accorded the highest weighting and that a maximum of the three closest holes are used in the interpolation.

For Pass 2, the minimum number of samples for interpolation is designed to ensure a minimum of two drill holes in the interpolation while the allowable maximum samples per interpolation are increased to twenty to go beyond the limits of Pass 1.

For Pass 3, the minimum number of samples for interpolation allows the interpolation to fill all the space in the solid. The maximum number of samples per interpolation is increased to 30 to allow the bigger ellipse to find at least a second hole for interpolation.

17.2.9      Block Modelling Description

Domain model solids were created to encompass the limits of the components of the deposit as defined by the geological interpretation. For scenario 1, only the massive chromite intercepts were considered with no allowance for internal dilution, except in <5% of the cases where linking sections dictated otherwise. For scenario 2, the 15% Cr2O3 cut-off envelope was used allowing for a maximum of 4.5 m of internal waste. (Note: The 4.5 m allowable internal waste equates to three samples and is just under the envisaged block width of 5 m).

An inclined, rotated, partial-percentage block model (i.e. the percentage of any block that is contained within the domain model is used to weight the volume and tonnage reports), with the long axis of the blocks oriented along an azimuth varying between 065 degrees and 050 degrees (parallel to the average domain orientation) and dipping at between -70 degrees and - 90 degrees.

Cr2O3 grades and Cr/Fe ratios were interpolated into the individual blocks of the mineralized domains using ID3. Ordinary kriging was used to run a parallel estimate to validate the ID3 results.

17.3         CLASSIFICATION CRITERIA AND BLOCK MODELLING RESULTS

17.3.1      Classification Criteria

The mineral resources in this report were estimated in accordance with the definitions contained in the CIM Definition Standards on Mineral Resources and Mineral Reserves that were prepared by the CIM Standing Committee on Reserves Definitions and adopted by the CIM Council on December 11, 2005.

The mineralized material was classified into either the Indicated or Inferred mineral resource category on the basis of a combination of the following factors: (a) confidence in the geological and mineralization continuity, (b) position of blocks in relation to the range of influence as defined by the variographic analysis and (c) and the search ellipse ranges presented in Table 17.4.

17.3.2      Responsibility For Estimation

The Micon staff with responsibility for this resource estimate are Alan J. San Martin, and Charley Murahwi. All are Qualified Persons as defined in NI 43-101, and are independent of the SKF parties.

17.3.3      Statement of Results

Following the concepts and processes described above, the mineral resources for the Big Daddy deposit were estimated and include all blocks that are located within the domain models of the two scenarios. The results of the block model are summarized in Tables 17.7 and 17.8, and are exclusive of the overburden tonnages. The respective block models are presented in Figures 17.7 and 17.8.

Table 17.7
Summary of the Big Daddy Massive Chromite Resources

Deposit/Code	Category	Cr2O3% Interval	Tonnes x 106	Avg. Cr2O3%	Cr/Fe Ratio
BD 1 (100)	Indicated	>35.0	12.934	40.74	2.0
		30.0 – 35.0	0.435	33.63	1.8
		25.0 – 30.0	0.017	28.87	1.7
		20.0 – 25.0	0	0	0
		15.0 – 20.0	0	0	0
Sub-total			13.4	40.49	2.0

BD 2	Indicated	>35.0	9.234	41.44	2.0
		30.0 – 35.0	0.520	32.83	1.8
		25.0 – 30.0	0.090	29.36	1.7
		20.0 – 25.0	0	0	0
		15.0 – 20.0	0	0	0
Sub-total			9.8	40.88	2.0

Grand Total	Indicated		23.2	40.66	2.0

BD 1 (100)	Inferred	>35.0	6.216	39.34	2.0
		30.0 – 35.0	1.014	33.25	1.8
		25.0 – 30.0	0.005	27.97	1.7
		20.0 – 25.0	0	0	0
		15.0 – 20.0	0	0	0
Sub-total			7.2	38.48	2.0

BD 2	Inferred	>35.0	8.382	40.24	2.0
		30.0 – 35.0	0.609	33.32	1.8
		25.0 – 30.0	0.047	28.35	1.7
		20.0 – 25.0	0.021	22.87	1.5
		15.0 – 20.0	0.042	16.76	1.1
		.01 – 15.0	0	0	0

Sub-total			9.1	39.57	2.0

Grand Total	Inferred		16.3	39.09	2.0
Note: The tonnages have been rounded to 3 decimals for grade intervals and to 1 decimal for sub-totals and grand totals.

Table 17.8
Summary of the Big Daddy Chromite Deposit Mineral Resource @ 15% Cr2O3 Cut-off

Deposit/Code	Category	Cr2O3% Interval	Tonnes	Avg. Cr2O3%	Cr/Fe Ratio
BD 1 (100)	Indicated	>35.0	13.535	40.22	2.0
		30.0 – 35.0	1.333	32.98	1.8
		25.0 – 30.0	0.447	27.77	1.7
		20.0 – 25.0	0.152	23.34	1.5
		15.0 – 20.0	0.019	17.81	1.1
		0.01 – 15.0	0.001	12.09	0.7
Sub-total			15.5	39.05	2.0

BD 2	Indicated	>35.0	9.622	41.11	2.0
		30.0 – 35.0	1.031	32.97	1.8
		25.0 – 30.0	0.190	28.04	1.7
		20.0 – 25.0	0.007	22.56	1.4
		15.0 – 20.0	0.009	18.46	1.2
		0.01 – 15.0	0.087	7.74	0.6
Sub-total			10.9	39.82	1.9

Grand Total	Indicated		26.4	39.37	2.0

BD 1 (100)	Inferred	>35.0	7.097	39.14	2.0
		30.0 – 35.0	1.877	32.94	1.8
		25.0 – 30.0	0.543	27.93	1.7
		20.0 – 25.0	0.349	22.58	1.4
		15.0 – 20.0	0.174	18.33	1.1
		0.01 – 15.0	0.016	9.17	0.6
Sub-total			10.1	36.40	1.9

BD 2	Inferred	>35.0	8.993	39.80	2.0
		30.0 – 35.0	0.986	32.89	1.8
		25.0 – 30.0	0.241	28.06	1.7
		20.0 – 25.0	0.123	23.11	1.5
		15.0 – 20.0	0.059	16.90	1.0
		.01 – 15.0	0.014	11.96	0.9

Sub-total			10.4	38.51	2.0

Grand Total			20.5	37.47	1.9
(Includes internal waste within the 15% Cr2O3 envelope up to a maximum of 4.5m).
Note: The tonnages have been rounded to 3 decimals for grade intervals and to1 decimal for sub-totals and grand totals.

Figure 17.7
Block Model of the Massive Domain of the Big Daddy Chromite Deposit

Figure 17.8
Block Model of the Big Daddy Chromite Zone Constrained at 15% Cr2O3 Cut-off

17.3.4      Comments

The block model grades for the massive chromite domain as displayed in Figure 17.7 are fully supported by the distribution of drill hole intercept grades seen in Figure 17.9. The distribution of the Indicated and Inferred Resources within the block model is presented in Figures 17.10 and 17.11 for the massive and 15% cut-off domains, respectively.

Indicated Mineral Resource

The CIM Definition Standards for Mineral Resources and Mineral Reserves of December, 2005 state that:

Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions.

On the evidence of the geological model/interpretation, statistical and spatial analysis, the Big Daddy deposit demonstrates a high level of continuity in the mineralization both in the lateral and vertical sense. The geological continuity is equally demonstrated, although minor displacements of the deposit, if any, may not have been revealed on the 50 x 100 m grid. Nonetheless, the broad zone of continuity along strike (Figure 17.2) and down dip (Figure 17.9) is sufficiently defined to justify the categorization of the drilled part of the deposit as an Indicated resource.

Inferred Mineral Resource

In accordance with the CIM definition of Inferred Resources , the portion of the Big Daddy deposit below the -220 m elevation for BD 1 and -160 m for BD 2, and all satellite bodies the geological continuity of which is questionable, have been categorized as Inferred. The bulk of the Inferred category of the major components of the deposit remains to be drill tested. Nonetheless, the lower limit of the inferred resource (at 600 m below surface) is considered appropriate. This interpretation is based on:

•	The large thicknesses of the massive chromite encountered in the line of the deepest holes suggesting that, at between 350 m and 400 m depth, the deposit is not narrowing at depth.

•	A Magnetic 3-D inversion which suggests that the ultramafic rocks hosting the chromite mineralization extend to a depth of +/- 1,700 m.

•	Experience with similar type deposits: The sill hosting the chromite mineralization is known to extend for a lateral distance of over 12 km from Blackbird in the southwest to beyond Black Thor in the northeast. Thus, a depth extension of 600 m is conceivable and considered conservative by analogy with similar intrusions like the Stillwater, Bushveld and Great Dyke Complexes. The relatively thin (<1 m) chromite layers of the Great Dyke are known to be persistent for several km down dip. Recent geophysical investigations at the Kemi deposit indicate persistent mineralization at great depth. The Big Daddy ultramafic-mafic rocks may be part of a much larger intrusion or magmatic complex, extending at least 50 km along strike (Naldrett, 2009).

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies.

Figure 17.9
Sketch of Longitudinal Section of the Big Daddy Deposit, Looking West

Figure 17.10
Distribution of Resources within the Block Model for the Massive Domain

Figure 17.11
Distribution of Resources within the Block Model constrained at 15% Cut-off

17.3.5      Validation

Validation of the block model and tonnages was conducted manually  sing sectional and polygonal techniques and by ordinary kriging. A comparison of results obtained using ordinary kriging and ID3 is presented in Table 17.9.

Table 17.9
Summary of Global Results of ID3 Versus Ordinary Kriging (OK)

Description	OK Blocks	ID3 Blocks
Count	15,645	15,645
Mean (%Cr2O3)	39.26	39.32
Median (%Cr2O3)	40.07	40.25
Variance	10.51	12.49
Standard Deviation	3.24	3.53
Coefficient of variation	0.08	0.09

17.3.6      Qualification of the Mineral Resources

Micon believes that at present there are no known environmental, permitting, legal, title, taxation, socio-economic, marketing or political issues which would adversely affect the mineral resources estimated above. However, mineral resources, which are not mineral reserves, do not have demonstrated economic viability. Micon cannot guarantee that the SKF  parties will be successful in obtaining any or all of the requisite consents, permits or approvals, regulatory or otherwise for the project. Other future setbacks may include aboriginal challenges to title or interference with ability to work on the property and lack of efficient infrastructure. There are currently no mineral reserves on the Big Daddy property and there is no assurance that the project will be placed into production.

17.3.7      Potential Upgrading of the Indicated Resource

It is considered likely that, in order to upgrade the Indicated resource to the Measured category, a few strategically positioned drill holes will suffice. These positions are marked on the sketch long section shown in Figure 17.9. Additional holes are unlikely to improve the grade but may assist in revealing minor displacements.

18.0        OTHER RELEVANT DATA AND INFORMATION

18.1         THE MARKET FOR CHROMITE

The results of metallurgical testwork described in Section 16.0 of this report indicate that marketable chromite products may, potentially, be produced from the Big Daddy deposit.

18.2         OVERVIEW

Chromite is the source of the metallic element chromium which is used in a wide range of applications in metallurgy, refractory materials and chemicals. The principal end-uses are in stainless steel and non-ferrous alloys, and stainless steel accounts for approximately 94% of demand for chromite. Metallurgical grade chromite is converted to ferrochromium which is then added to steel and iron melts. The foundry sands sector accounted for approximately 3% of output in 2007, followed by chromium chemicals at 2% of output and refractories at less than 1%.

Chromite is produced in metallurgical, chemical, refractory and foundry grades for which the general specifications are shown in Table 18.1.

Table 18.1
General Specifications for Chromite Grades

	Metallurgical Grade	Chemical Grade	Refractory Grade	Foundry Grade
Cr2O3 (%)	>46	>44	30-40	44
Cr:Fe	>2:1	>1.5	2-2.5:1
SiO2 (%)	<10	<3.5	6	<4

Specific end-use sectors require additional physical and chemical characteristics. In metallurgical applications, phosphorus, sulphur and other minor elements should not exceed certain levels. Foundry sands require silica at less than 1%, sub-angular grains and specific grain sizes. Premium refractory grades are relatively coarse-grained.

The majority of chromite used in metallurgical applications is smelted to ferrochromium before it is added to the steel melt. The principal ferrochromium alloys are high-carbon ferrochromium (HCFeCr) for which the chromite ores should have a Cr:Fe ratio of 2.0-3.6, and charge chrome which is produced from lower grade ores with Cr:Fe ratio of 1.3-2.0. Direct shipping, or lumpy ore, has grain a size over 6 mm and is a premium product since it can be fed directly to the ferroalloy smelter. Fine grained chromite (less than 6 mm) must be pelletized before use.

Refractory chromite is further divided into magnesia-chromite (20-70% Cr2O3), chromite (>30% Cr2O3) and picrochromite (>70% Cr2O3), depending on the specific end use.

18.3         PRODUCTION OF CHROMITE AND FERROCHROMIUM

World production of chromite reached 22.5 Mt gross weight in 2008, having increased steadily since 2000 (International Chromium Development Association, (ICDA), 2008). Preliminary figures published by the United States Geological Survey indicate output of 23 Mt in 2009.

Table 18.2 shows the 10 largest producers in 2008 and world output for the five years from 2004 to 2008. Production in both Russia and Turkey has increased significantly since the early 2000s.

Table 18.2
World Chromite Production
(Thousand t gross weight)

	2004	2005	2006	2007	20081
South Africa	7,310	7,244	6,865	8,720	8,646
Kazakhstan	3,290	3,581	3,366	3,687	3,940
India	2,949	3,255	3,600	3,320	2,895
Turkey	506	859	1,060	1,679	18,901
Russia	320	772	966	777	1,020
Brazil	623	677	604	626	712
Zimbabwe	621	820	713	664	528
Finland	580	571	549	556	500
Pakistan	130	148	199	323	385
Oman	19	18	71	338	355
Others	1,254	1,196	1,248	1,464	1,656
Total	17,602	19,141	19,241	22,154	22,527
1 Industrial Minerals, March, 2009 (reporting ICDA).
Source: ICDA, 2008 Statistical Bulletin.

There has been a general trend towards production of ferrochromium within the vicinity of chromite output, and away from the major stainless steel production centres, although China has emerged as a significant producer of both ferrochromium and stainless steel based primarily on imported feedstocks. China has the largest non-integrated ferrochromium capacity

Production of ferrochromium (high carbon charge grade) between 2004 and 2008 is given in Table 18.3 which shows the rapid increase in output in China.

Table 18.3
World Production of Ferrochromium
(Thousand t gross weight)

	2004	2005	2006	2007	20081
South Africa	2,960	2,506	2,818	3,536	3,260
Kazakhstan	820	908	928	1,070	1,040
China	532	680	858	1,060	1,250
India	527	611	634	820	750

	2004	2005	2006	2007	20081
Russia	147	295	304	345	320
Finland	264	235	243	242	240
Zimbabwe	218	257	214	201	210
Brazil	185	170	141	164	175
Sweden	128	127	136	124	115
Turkey	25	16	56	59	60
Others	60	54	39	18	42
Total	5,866	5,859	6,371	7,639	7,462
1 Industrial Minerals, March, 2009 (reporting ICDA).
Source: ICDA, 2008 Statistical Bulletin.

18.4         END-USE SECTORS

The breakdown for the principal uses of chromite ores and concentrates is given in Table 18.4. The use of chromite in foundry sands has increased steadily since 2000 while, generally,  chromium chemicals have accounted for a declining share of output. Use of chromite in refractories was strong in 2006 and 2007 compared with earlier years.

Table 18.4
Principal Uses for Chromite Ores and Concentrates
(Thousand t gross weight)

	2004	2005	2006	2007	2008
Metallurgical	16,254	17,878	17,723	20,756	21,400
Refractory	101	125	189	180	180
Chemical	753	595	672	531	450
Foundry sands	495	542	657	688	500
Total	17,602	19,141	19,241	22,154	22,530
Source: ICDA, 2008, Statistical Bulletin

Refractory chromite is used in products for the linings of iron and steel furnaces, flash and continuous smelters, rotary cement kilns, and glass manufacture.

Chromite is used to manufacture a wide range of chromium chemicals of which chromic acid,  sodium dichromate, sodium chromate and sodium chromate tetrahydrate are the most important. The uses of chromium chemicals include metal finishing (corrosion resistance, promotion of adhesion of paint), wood preservative, dyes, oxidizing agents, pigments, leather tanning, oil well drilling and catalysts. However, a number of chromium compounds are hazardous or toxic (particularly hexavalent chromium) and the use of chromite in chromium chemicals has declined significantly with increasing control on usage and on the disposal of chromium-containing wastes.

Chromite foundry sands have good thermal conductivity, resist metal penetration and slag attack, resist thermal shock and have a low coefficient of thermal expansion. They are used in manganese-, carbon- and alloy-steel casting and non-ferrous casting.

Production of chromium metal is relatively minor at approximately 35,000 t/y. It is valued for its resistance to chemical corrosion.

18.4.1      Stainless Steel

Chromium is the only element which results in steels having stainless properties. Stainless steels contain a minimum of 10.5% chromium (International Stainless Steel Forum, ISSF) and are divided into ferritic, martensitic, austenitic and duplex types. All are corrosion resistant. Ferritic steels contain 13 to 17% chromium and martensitic steels contain around 12% chromium. Austenitic steels contain the highest proportion of chromium, typically 18%.  Duplex steels combine austenitic and martensitic structures and contain 18 to 28% chromium, plus nickel and molybdenum and are used in particularly stringent corrosion conditions.

The ISSF reports production of stainless and heat resisting steels, as shown in Table 18.5. World output exceeded 20 Mt in 2002.

Table 18.5
Production of Stainless Steel by Region
(Thousand t ingot/slab equivalent)

Region	2004	2005	2006	2007	20081	20092
Western Europe/Africa	9,422	8,823	9,972	8,669	8,272	6,449
Central and Eastern Europe	318	310	363	364	333	237
Americas	2,933	2,688	2,951	2,604	2,315	1,958
Asia	11,897	12,498	15,074	16,200	15,0112	15,9352
Total	24,570	24,319	28,359	27,836	25,930	24,578
1 Preliminary.
2 From 2008, China’s output reported separately: 6,943,000 t in 2008 and 8,805 t in 2009.

18.5         INDUSTRY STRUCTURE

The proportion of mined chromite production by independent, non-integrated companies has generally decreased over the past decade and the majority of mine capacity is now owned and operated by companies in the ferrochromium, chromium chemicals or chromite refractory sectors.

There remains, however, significant international trade in chromite concentrates, directly between producers and end-users or through trading houses.

18.6         PRICES

There is no terminal market, such as the London Metal Exchange, for chromite and ferrochromium and prices are negotiated between buyers and sellers, either on the spot market or under contract. Representative prices are reported by industry publications. Prices for chromite are quoted monthly by Industrial Minerals journal based on data from industry participants (producers, traders and consumers). It should be noted that such prices are indicative of market activity and do not represent actual transactions. Unit values may also be calculated from trade statistics although it should be noted that these represent value at the point of export or import and not at the mine gate. See Table 18.6.

Table 18.6
Representative Prices for Chromite
(US$/t)

	2005	2006	20071	2008	2009	20102
Metallurgical grade
South African3 40% Cr2O3, fob	65-95	100-145	240-290	320-350	115-135	180-240
Turkish 40-402%, 2.5:1			200-300	350	240-260	240-260
Kazakh 40-41% min			200-300	350	220-250	220-250
46% Cr2O3, wet bulk, fob
South African chemical grade	105-125	175-183	270-350	560-570	190-210	240-280
South African foundry grade	170-195	195-220	300-350	510	230-260	280-335
South African refractory grade	100-120	215-235	455	880	370-390	370-395
1 Turkish and Kazakh metallurgical grades quoted starting January, 2007.
2 May, 2010.
3 Friable lumpy grade.
Source: Industrial Minerals, December issues.

Chromite prices in 2009 reflected the sharp slowdown in industrial and economic activity due to the recession. Prices for all South African grades started to fall at the beginning of 2009. By May, 2010, some firming in prices for South African grades was apparent.

18.7         OTHER RELEVANT DATA AND INFORMATION

All other relevant data and information regarding the Big Daddy chromite deposit has been disclosed under the relevant sections of this report.

19.0        INTERPRETATION AND CONCLUSIONS

19.1         EXPLORATION CONCEPT

Since 2006, the SKF personnel have employed a combination of geophysical techniques involving magnetic, electromagnetic and gravity surveys to determine the extent and rough geometry of the Big Daddy chromite mineralization prior to evaluation by drilling. This worked well, and has reduced the amount of drilling required to delineate the deposit.

19.2         GEOLOGY AND MINERAL RESOURCES

The Big Daddy deposit is tabular, as is typical of stratiform chromite deposits hosted by layered mafic-ultramafic intrusions. The tabular form and the continuity of massive chromite intersections from hole to hole and section to section has facilitated delineation of the deposit using relatively wide hole spacing. Three to four holes were drilled along sections cut at 100 m intervals so that collars were 50 or 100 m apart. The sections extend over a 1,200 m strike length of which ~1,000 m is mineralized. The current drill density is sufficient to estimate an Indicated resource over part of the deposit. The consistency and persistency of the deposit as revealed by variographic analysis implies that only very limited additional drilling should be necessary to upgrade the Indicated resource to the Measured category.

The two segments of the Big Daddy deposit (BD 1 and BD 2) remain open at depth but the lateral extents are unlikely materially to exceed the already established limits. In Micon’s opinion, therefore, infill drilling to enhance the confidence level of the resource is more important than step-out drilling to increase tonnage.

19.3         METALLURGY

The preliminary metallurgical investigations completed to date are inconclusive but the initial work did indicate that marketable products were obtainable. In particular, the core of the Big Daddy deposit consists of massive mineralization which should generate a lumpy product comparable in quality to others currently offered in the marketplace. Further testwork is required.

19.4         MARKET OUTLOOK

Chromite is the source of chromium which is used in a wide range of applications in metallurgy, refractory materials and chemicals. The principal end uses are in stainless steel which accounts for approximately 94% of output of chromite, and non-ferrous alloys.

Potential new sources of supply will be evaluated in relation to the geographical location of potential markets and product quality.

19.5         PROJECT OBJECTIVES

Micon is satisfied that the overall project objectives as detailed in the previous Micon technical report (2009), have been met in a highly efficient and cost saving manner. The next major challenge will be to bring the property into production; prior to which additional technical and economic studies will be required.

20.0        RECOMMENDATIONS

Spider and KWG have established a firm resource base upon which to proceed with prefeasibility studies. However, in order to advance the project to the prefeasibility level, a critical prerequisite is to complete metallurgical investigations to establish the product quality of the massive chromite and the optimum beneficiation process for the disseminated/lower grade mineralization.

Whilst additional resources may be discovered by deeper drilling, Micon believes that the optimal economic depth for mining should be determined before such drilling is undertaken. Thus, in the short to medium term, additional drill programs are not a priority.

In view of the foregoing, Micon makes the following recommendations:

1.
Detailed metallurgical work needs to be completed to enable prefeasibility studies to commence. The investigations should primarily focus on the establishment of product quality/recovery relationships and the marketing potential of the Big Daddy chromite concentrates.

2.
Detailed mineralogical work should be conducted simultaneously with metallurgical investigations so as to elucidate chromite grain liberation characteristics, chromite grain chemistry and gangue mineralogy.

3.	A prefeasibility study should to be conducted at the conclusion of metallurgical /mineralogical investigations, if warranted.

4.
In addition to the above, a basic but detailed survey of the infrastructural requirements  should be initiated, taking into account the possible synergies of cooperation with other parties holding prospective mineral resources in the McFaulds Lake area.

If prefeasibility studies are favourable, Micon recommends that infill drill holes as indicated on Figure 17.9 be drilled for the purpose of upgrading the resource from Indicated to Measured. Additional holes to increase the resource from Inferred to Indicated are not marked on Figure 17.9 but can be designed and drilled if warranted. In view of the remoteness and lack of infrastructure of the SKF project area, the overall (global) size of the deposit will impact significantly in any future investment decision making process.

Whilst current exploration/evaluation efforts are on chrome, the potential for other deposit types should not be overlooked, particularly MMS (which might occur in the same peridotite unit hosting the chrome mineralization) and VMS type deposits in the eastern segment of the SKF property area. Freewest’s and Noront’s MMS discoveries in peridotite (see Section 15) lend support for continued follow-up work on EM conductors

In line with these recommendations, Spider/KWG have proposed the following two-phased budget (Table 20.1)

Table 20.1
Summary of Budget Proposals for the Big Daddy Chromite Project

Phase	Description of Activity/Program	Estimated. Cost($)
1 a	Geometallurgical studies involving mineralogical and microprobe work	50,000
1 b	Metallurgical testing including allowance for drill holes to get metallurgical	500,000
	sample
1 c	Infrastructural study	50,000
1 d	Prefeasibility/scoping study	100,000
	Contingency on phase 1 activities (about 10% of totals 1 a to 1 d)	70,000
	Sub total Phase 1	770,000

2	Diamond drilling	4,000,000
	Contingency on phase 2 activities	400,000
	Sub-total phase 2	4,400,000

1&2	Grand Total	5,170,000

Micon has reviewed Spider/KWG’s budget proposals and recommends that Spider/KWG conduct the proposed activities subject to funding and any other matters which may cause the proposals to be altered in the normal course of their business activities or alterations which may affect the program as a result of exploration activities themselves.

21.0        REFERENCES

21.1         TECHNICAL REPORTS (SEDAR/IN-HOUSE)

Armstrong, T., Puritch, E., Yassa, A., 2008 08 14. Technical Report and Resource Estimate on the Eagle One Deposit, Double Eagle Property, McFaulds Lake Area, James Bay Lowlands, Ontario. NI 43-101 Technical Report by P&E Mining Consultants Inc., Report No. 149, August 14, 2008.

Armstrong, T., Puritch, E., Yassa, A., Pearson, J. L., Hayden, A., Partsch, A., 2008 10 20. Technical Report and Preliminary Economic Assessment on the Eagle One Deposit, Double Eagle Property, McFaulds Lake Area, James Bay Lowlands, Ontario, NI 43-101 Technical Report by P&E Mining Consultants Inc., Report No. 156.

Aubut, A. 2010 01 10 Mineral Resource Estimation of Black Thor Chromite Deposit, McFauld’s Lake, Ontario, Canada 43-101 compliant report for Freewest Resources Ltd. (Disclosed on Freewest’s website; Circa 2010 01 01).

Burns, J. G. April, 2005. Report of Drilling on the McFaulds Lake Property, Porcupine Mining Division, Ontario, of Freewest Resources Canada Inc. for Freewest Resources Canada Inc. (Internal Report).

Cavén, R. J. December, 2008. Report on the Mag 3D Inversion of the Magnetic Anomalies on the Spider Property of Billiken Management, McFaulds Area, Ontario.

Gleason, C.F. and Thomas, R.D. 1997. Regional heavy mineral geochemical survey report prepared for Spider Resources Inc. 32 pp with appendices and maps.

Golder Associates 2010 04 23 Technical Report and Resource Estimate on McFaulds Lake Project, James Bay Lowlands, Ontario, Canada for Noront Resources Ltd; 183 pp and 5 appendices. Available at www.sedar.com).

Gowans, R. and Murahwi, C. 2009 03 31 Ni 43-101 Technical Report on the Big Daddy Chromite Deposit and associated Ni-Cu-Pge James Bay Lowlands, Northern Ontario for Spider Resources Inc., KWG Resources Inc. and Freewest Resources Inc
.
Gowans R., Spooner, J., San Martin, AJ and Murahwi, C. 2010 01 22 Technical Report on the Mineral Resource Estimate for the Black Bird Chrome Deposits James Bay Lowlands Northern Ontario, Canada 197 pp. (Available at www.sedar.com).

JVX Geophysical Surveys and Consulting, November, 2008. Report on Magnetic/VLF and HLEM Surveys, Freewest Option Property, McFaulds Lake Area, Ontario. Private Report for SKF Option Parties.

Kjarsgaard, I. 2009 12 Petrography of a Polished Section from the McFaulds property, Northern Ontario; DDH FW-09-33 for Dr. James Franklin. 6 pp

Lahti, H. R., April, 2008. Technical Report on the McFaulds Lake Project, Porcupine Mining  Division, James Bay Lowlands, Ontario, Canada, for UC Resources and Spider Resources Inc.

Lahti, H. R., April, 2008. Final Report on Drill Results Spider/KWG/Freewest [SKF] Project  McFaulds Camp, Ontario. Claims 3012250, 30122252, 3012253, 3008268, 3008269 and 3008793. BMA 527861. Private Report for option parties.

Lahti, H.R. 2008 08 30 Updated Technical Report on the McFaulds Lake Project, James Bay  Lowland, Ontario, Canada 43-101 report for Spider & UC Resources, 96 pp

McBride, D. E., September, 1994. Report on the geological observations and their significance, Spider Lake Project, Attawapiskat River, James Bay Lowlands. Unpublished report for KWG Resources and Spider Resources Inc.

Naldrett, A.J., 2009. Report on visit to Spider-KWG and Freewest properties, September 16- 19, 2009.

Noront 2009 07 29 Noront Resources reports Thunderbird vanadium assay results; Press release.

Noront 2010 03 09 Noront announces resource increase at Eagle's Nest deposit; Press release.

Noront 2009 08 09 MD&A for year ended 30 April 2009

Novak, N., April 12, 2006. Spider Resource Inc. / KWG Resources Inc/ Freewest Resources Inc., Option Agreement, West Property, Grids “H” and “J” on claims 3012250, 3012252, 3012253, 3008268, 3008269 and 3008793 (NTS 43D/16). Private Report for option parties.

Phillips Enterprises, LLC, Metallurgical Testing and Consulting Services, October 2, 2008. Beneficiation Report.

Probe Mines 2009 08 26 Intersects High-Grade Chromite in the New Black Creek Discovery; Press Release.

Probe Mines 2009 11 24 Phase II Drilling Results Yield More High-Grade Chromite for the Black Creek Discovery; Press Release.

Reed, L.E. 2009 09 Notes on the Ground Magnetometer and Gravity Surveying, Grid J, McFaulds Lake Area, Greig Lake, 42D16, Northwest Ontario 11 pp

Scott Hogg & Associates, 2004. Ground Magnetic and  Horizontal Loop Electromagnetic Survey, McFaulds Lake - Northwestern Ontario; Compilation and Interpretation Report.

Scott Hogg & Associates, 2006. Condor Diamond Corp. Compilation and Interpretation Report of a Ground Magnetic Survey in the McFaulds Lake Area, Northern Ontario.

Thomas, Roger D., 2004. Technical Report Spider #1 and #3 Projects, James Bay Joint Venture, James Bay, Ontario. Spider Resources and KWG Resources.

Naldret, A.J. 2009. Report on visit to Spider-KWG and Freewest properties, September 16- 19, 2009.

World Industrial Minerals, September, 2008. “Chromite Testing Analyses Report, Big Daddy Chromite Occurrence”. Prepared for the SKF Option Parties.

PDAC Short Course, 2009. From the Core Barrel to a Resource Estimate, A review of Current Best Practices

21.2         SCIENTIFIC PUBLICATIONS AND REPORTS

Alpeiti, T.T., Kujanpää, J., Lahtinen, J.J. & Papunen, H., 1989. The Kemi Stratiform Deposit, Northern Finland. Economic Geology, 84, 1057-1077.

Atkinson, B.T., Pace, A., Woo, H., Wilson, A.C., Butorac, S. & Draper, D.M. 2009. Report of Activities 2008 Timmins Regional Resident Geologist Report: Timmins & Sault Ste.Marie Districts; Ontario Geological Survey Open File Report 6235, 109p.

Bichan, R., 1969, Chromite seams in the Hartley Complex of the Great Dyke of Rhodesia, in Wilson, H. D. B., Magmatic ore deposits: Economic Geology Monograph 4, p. 95-113.

Bostok, H.H., 1962. Geology Lansdowne House Ontario, Geological Survey of Canada, Map 4-1962, Scale One inch to Four miles =1:253,440.

Campbell, I.H., Naldrett, A.J., 1979. The influence of silicate:sulphide ratio on the geochemistry of magmatic sulphides. Economic Geology, 76, 1503 – 1506.

Campbell, I.H. and Turner, J.S., 1986. The in fluence of viscosity on fountains in magma chambers. Journal of Petrology 27 1 – 30.

Cameron, E.N., and Desborough, G.A., 1969, Occurrence and characteristics of chromite deposits--Eastern Bushveld Complex, in Wilson, H.D.B., ed., Magmatic ore deposits: Economic Geology Monograph 4, p. 95-113.

Coad, P.R., 1979 Nickel Sulphide Deposits Associated with Ultramafic Rocks of the Abitibi Belt and Economic Potential of Mafic-Ultramafic Intrusions; Ontario Geological Survey, Study 20, 84p.

Cox, D.P. and Singer, D.A., eds. 1998. Mineral Deposit Models, 3rd ed USGS Bull. 1693.

Dickey, J.S., Jr., 1975, A hypothesis of origin for podiform chromite deposits: Geochimica et Cosmochimica Acta, v. 39, p. 1061-1074.

Eckstrand, R.O. and Hulbert, L.J. 2008. Magmatic Nickel-Copper-PGE deposits in Mineral Deposits of Canada at http://gsc.nrcan.gc.ca/mindep/synth_dep/ni_cu_pge/index_e.php

Jackson, E.D., 1969. Chemical variation in coexisting chromite and olivine in chromite zones  of the Stillwater Complex, in Wilson, H.D.B., ed., Magmatic ore deposits: Economic Geology Monograph 4, p. 41-71.

Irvine, T.N., 1975. Crystallization sequences in the Muskox Intrusion and other layered intrusions. II. Origin of chromite layers and similar deposits of other magmatic ores. Geochim. Cosmochin. Acta, 39, 991 – 1020.

Irvine, T.N., 1977. Origin of the chromite layers in the Muskox Intrusion and other stratiform intrusions: a new interpretation. Geology, 5 273 -277.

Jackson, E.D. 1961. Primary textures and mineral associations in the ultramafic zone of the Stillwater complex. U. S. Geol. Surv., Prof. Pap. 358.

Kruger, F.J. and Marsh, J.S., 1982. Significance of Sr87/Sr86 ratios in the Merensky cyclic unit of the Bushveld complex. Nature 298, 53 – 55.

Lago, B.L., Rabinowicz, M. and Nicolas, A. 1982 Podiform Chromite Ore Bodies: a Genetic Model; J. Petrol. 23:1:103-125

Lambert, D.D., Morgan, J.W, Walker, R.J., Shirey S.B. Carlson, R.W. Zientek, M.L. and Koski, M.S. 1989 Rhenium-Osmium and Samarium-Neodymium Isotopic Systematics of the Stillwater Complex. Science, 244(4909): 1169 - 1174.

Leblanc, Marc, and Violette, J.F., 1983, Distribution of aluminum-rich chromite pods in ophiolite peridotites: Economic Geology, v. 78, p. 293-301.

Lefebure, D.V., Alldrick, D.J. and Simandl, G.J. 1995. Mineral Deposit Profile Tables - Listed by Deposit Group and Lithological Affinities; B.C. Ministry of Energy, Mines and Petroleum Resources, Open File 1995-8.

Magoun, A.J., Abraham, K.F. Thompson, J.E. Ray, J.C. Gauthier, M.E. Brown, G. Woolmer, G. Chenier, C. and Dawson, N. Distribution and relative abundance of caribou in the Hudson Bay Lowland of Ontario. Rangifer. Special Issue No. 16, p105-1

Wolfgang D. Maier1, Nicholas T. Arndt2 and Edward A. Curl.

Maier, W.D., Arndt, N.T. & Cirl, E.A. 1998. Exploration for magmatic Ni-Cu-PGE sulphide deposits: a review of recent advances in the use of geochemical tolls, and their application to some South African ores. S.Afr J. Geo., 1998, 101(3), 237 – 253.

Marques, J.C. , Ferreira Filho, C. F., Carlson, R. W. & Pimentel, M. M., 2003. Re-Os and Sm-Nd Isotope and Trace Element Constraints on the Origin of the Chromite Deposit of the Ipueria-Medrado Sill, Bahia, Brazil. Journal of Petrology 44(4), 659-678.

Martison, N.W. 1952: Petroleum Possibilities of the James Bay Lowland Area; Ontario Dept. Mines, Vol.61, Pt.6, p.1.
McDonald, J.A., 1965. Liquid Immiscibility as One Factor in Chromitite Seam Formation in the Bushveld Igenous Complex. Economic Geology, 60, 1674-1685.

McInnes, W. 1910 Report on part of North West Territories of Canada drained by Winisk and Upper Attawapiskat rivers Geological Survey of Canada, Separate Rpt. 1080 59 pp 5 plates.

Mondal, S.K., Ripley, E.M., Chusi, L. & Frei, R., 2006. The Genesis of Archaean Chromitites from the Nuasahi and Sukinda Massifs in the Singhbhum Craton, Indian. Precambrian Research 148, 45-66.

Moulton, V.D., Richardson, W.J., Williams, M.T. and Blackwell, S.B. 2003 Ringed seal densities and noise near an icebound artificial island with construction and drilling. Acoustics Research Letters Online, 6 pp

Mungall, J.E., 2008. Formation of massive chromitite by assimilation of iron formation: The Blackbird Deposit, Ontario, Canada. EOS Transcripts AGU, 89(53), Fall Meeting Supplement, Abstract 15064 V11A-2014 in Gowans R et al. 2010 01 22.

Naldrett, A.J., Brugmann, G.E. and Wilson, A.H., 1990. Models for the concentration of PGE in layered intrusions. Can. Mineral. 28, 389 – 408.

Page, N.J, Cassard, Daniel, and Haffty, Joseph, 1982b, Palladium, platinum, rhodium, ruthenium, and iridium in chromitites from the Massif du Sud and Tiebaghi Massif, New Caledonia, Economic Geology, v. 77, p. 1571-1577.

Page, N.J, Engin, Tandogan, and Haffty, Joseph, 1979, Palladium, platinum, and rhodium concentrations in mafic and ultramafic rocks from the Kizidag and Guleman areas, Turkey and the Faryab and Esfandagheh-Abdasht areas, Iran: U.S. Geological Survey Open-File Report 79-340, 15p.

Page, N.J, Engin, Tandogan, and Singer, D.A., and Haffty, Joseph, 1984, Distribution of platinum-group elements in the Bati Kef chromite deposit, Guleman-Elagig area, eastern Turkey: Economic Geology, v. 79, p. 177-184.

Percival J.A., Breaks F.W., Brown J.L., Corkery M.T., Devaney J., Dubé B., McNicoll V., Parker JR., Rogers N., Sanborn-Barrie M., Sasseville C., Skulski T., Stone D., Stott G.M., Syme E.C., Thurston P.C., Tomlinson K.Y., and Whalen J.B., 1999. Project 95034.  Evolution  of Archean continental and oceanic domains in the Western Superior Province: 1999 NATMAP results. Ontario Geological Survey Open File Report 6000, Summary of Field Work and Other Activities 1999, 17-1 to 17-16.

Percival J.A., Sanborn-Barrie M., Skulski T., Stott, G.M., Helmstaedt, H. and White D.J., 2006. Tectonic Evolution of the Western Superior Province from NATMAP and Lithoprobe Studies. Canadian Journal of Earth Science 43, 1085-1117.

Proceviat S.K., Mallory F.F., & Rettie W.J. 2003 Estimation of arboreal lichen biomass available to woodland caribou in Hudson Bay lowland black spruce sites. 9th North American Caribou workshop, Kuujjuaq, QC, 23-27 April 2001. Rangifer, Special Issue 14: 95-99.

Prendergast, M.D., 2008. Archean Komatiitic Sill-hosted Chromite Deposits in the Zimbabwe Craton. Economic Geology 103, 981-1004.

Rayner N. and Stott G.M. Discrimination of Archean Domains in the Sachigo Subprovince: A Progress Report on the Geochronology. Summary of Field Work and Other Activities 2005, Ontario Geological Survey, Open File Report 6172, p 10-1 to 10-21.

Rollinson, H., 1997. The Archean Komatiite-related Inyala Chromitite, Southern Zimbabwe. Economic Geology, 92, 98-107.

Sanford, B V & Norris, A W 1975 Devonian stratigraphy of the Hudson Platform; Geological Survey of Canada, Memoir 37 p 1-121.

Sharpe, M. R., 1985. Strontium isotope evidence for preserved density stratification in the main zone of the Bushveld Complex, South Africa. Nature 316, 119 – 126.

Singer, D.A., Page, N.J. and Lipin, B.R., 1986. Grade and Tonnage Model of Major Podiform Chromite. In: Cox, D.P. and Singer, D.A. (Eds.), Mineral Deposit Models, U.S.
Geological Survey, Bulletin 1693, pages 38-44.

Sjörs, H. 1959 Bogs and fens in the Hudson Bay lowlands. Arctic, vol. 12, p. 10.

Stott, G. M., 2007a. Precambrian geology of the Hudson Bay and James Bay Lowlands region interpreted from aeromagnetic data – east sheet. Ontario Geological Survey, Preliminary Map p. 3597; scale 1:500,000.

Stott G. M., 2007b. Precambrian Geology of the Hudson Bay Lowland Interpreted from Aeromagnetic Data, poster, Ontario Exploration and Geoscience Symposium, Sudbury Ontario, December 11-12, 2007.

Stott, G.M. and Josey, S.D. 2009 Regional Geology and Mineral Deposits of Northern Ontario, North of Latitude 49°30′. Ontario Geological Survey, Miscellaneous Release—Data 265.

Stott G.M., 2008. Precambrian geology of the Hudson Bay and James Bay lowlands region interpreted from aeromagnetic data – east sheet; Ontario Geological Survey, Preliminary Map P.3598-Revised, scale 1:500,000.

Thurston, P.C., Sage, R.P. and Siragusa, G.M. 1979 Geology of the Winisk Lake Area, District of Kenora, Patricia Portion; OGS Report 193,169p. Appendix and maps 2287 and 2292.

Thayer, T.P., 1964, Principal features and origin of podiform chromite deposits and some observations on the Guliman-Soridag district, Turkey: Economic Geology, v. 59, p. 1497- 1524.

Thurston P.C., Osmani I.A., and Stone D., 1991. Northwestern Superior Province: Review and terrane analysis. In Geology of Ontario. Edited by P.C. Thurston, H.R. Williams, R.H. Sutcliffe, and G.M. Stott. Ontario Geological Survey, Special Vol 4, Part 1, pp. 81-144.

Ulmer, G. C., 1969. Experimental Investigations of Chromite Spinels. Economic Geology Monographs 4, 114-131.

Von Gruenewaldt, G., 1979. A review of some recent concepts of the Bushveld complex with particular reference to the sulfide mineralisation. Can. Mineral. 17, 233 – 256.

Wells, F.G., Cater, F.W., Jr., and Rynearson, G.A., 1946, Chromite deposits of Del Norte
County, California: California Division of Mines and Geology Bulletin 134

22.0         DATE AND SIGNATURE PAGE

MICON INTERNATIONAL LIMITED

Effective Date: March 30, 2010

Signing Date: June 4, 2010

Richard Gowans, P.Eng.
Micon International Limited

“Richard Gowans” {signed and sealed}

Jane Spooner, M.Sc., P. Geo.
Micon International Limited

“Jane Spooner” {signed and sealed}

Alan J. San Martin, MAusIMM
Micon International Limited

“Alan San Martin” {signed}

Charley Murahwi, M.Sc., P. Geo., Pr.Sc.Nat., MAusIMM
Micon International Limited

“Charley Murahwi” {signed and sealed}

23.0        CERTIFICATES

CERTIFICATE OF QUALIFIED PERSON
RICHARD M. GOWANS, P.Eng.

As a co-author of this report entitled “Technical Report on the Mineral Resource Estimate for the Big Daddy Chromite Deposit, McFaulds Lake Area, James Bay Lowlands, Northern Ontario, Canada”, dated March 30, 2010, I, Richard M. Gowans P. Eng. do hereby certify that:

1.	I am employed by, and carried out this assignment for
Micon International Limited
Suite 900, 390 Bay Street
Toronto, Ontario
M5H 2Y2
tel. (416) 362-5135 fax (416) 362-5763
e-mail: rgowans@micon-international.com

2.	I hold the following academic qualifications:
B.Sc. (Hons) Minerals Engineering, The University of Birmingham, U.K. 1980

3.	I am a registered Professional Engineer of Ontario (membership number 90529389); as well, I am a member in good standing of the Canadian Institute of Mining, Metallurgy and Petroleum.

4.	I have worked as an extractive metallurgist in the minerals industry for over 28 years.

5.
I do, by reason of education, experience and professional registration, fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes the management of technical studies and design of numerous metallurgical test-work programs and metallurgical processing plants.

6.	I have not visited the project site.

7.
I am responsible for the preparation of Section 16 of this report entitled “Technical Report on the Mineral Resource Estimate for the Big Daddy Chromite Deposit, McFaulds Lake Area, James Bay Lowlands, Northern Ontario, Canada , dated March 30, 2010.

8.	I am independent of the SKF option parties involved in the Big Daddy property, as described in Section 1.4 of NI 43-101.

9.	I have had no prior involvement with the mineral property in question, other than that I was a co-author of the March 31, 2009 Technical Report.

10.	I have read NI 43-101 and the portions of this report for which I am responsible have been prepared in compliance with the instrument.

11.
As of the date of this certificate, to the best of my knowledge, information and belief, the sections of this Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make this report not misleading.

Effective Date: March 30, 2010
Signing Date: June 4, 2010

“Richard M. Gowans” {signed and sealed}

Richard M. Gowans, P.Eng.

CERTIFICATE OF QUALIFIED PERSON
JANE SPOONER, M.Sc., P.Geo.

As a co-author of this report entitled “Technical Report on the Mineral Resource Estimate for the Big Daddy Chromite Deposit, McFaulds Lake Area, James Bay Lowlands, Northern Ontario, Canada”, dated March 30, 2010, I, Jane Spooner, P.Geo., do hereby certify that:

1.	I am employed by, and carried out this assignment for
Micon International Limited
Suite 900, 390 Bay Street
Toronto, Ontario
M5H 2Y2
tel. (416) 362-5135 fax (416) 362-5763
e-mail: jspooner@micon-international.com

2.	I hold the following academic qualifications:
B.Sc. (Hons) Geology, University of Manchester, U.K. 1972
M.Sc., Environmental Resources, University of Salford, U.K. 1973

3.
I am a member of the Association of Professional Geoscientists of Ontario (membership number 0990); as well, I am a member in good standing of the Canadian Institute of Mining, Metallurgy and Petroleum.

4.	I have worked as a specialist in mineral market analysis for over 30 years.

5.
I do, by reason of education, experience and professional registration, fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes the analysis of markets for base and precious metals, industrial and specialty minerals, coal and uranium.

6.	I have not visited the project site.

7.
I am responsible for the preparation of Section 18 of this report entitled “Technical Report on the Mineral Resource Estimate for the Big Daddy Chromite Deposit, McFaulds Lake Area, James Bay Lowlands, Northern Ontario, Canada”, dated March 30, 2010.

8.	I am independent of the parties involved in the Big Daddy property, as described in Section 1.4 of NI 43-101.

9.	I have had no prior involvement with the mineral property in question.

10.	I have read NI 43-101 and the portions of this report for which I am responsible have been prepared in compliance with the instrument.

11.
As of the date of this certificate, to the best of my knowledge, information and belief, the sections of this Technical Report for which I am responsible contain all scientific and technical information that is required  to be disclosed to make this report not misleading.

Effective Date: March 30, 2010
Signing Date: June 4, 2010

“Jane Spooner” {signed and sealed}

Jane Spooner, M.Sc., P.Geo.

CERTIFICATE OF QUALIFIED PERSON
ALAN J. SAN MARTIN

As a co-author of this report entitled “Technical Report on the Mineral Resource Estimate for the Big Daddy Chromite Deposit, McFaulds Lake Area, James Bay Lowlands, Northern Ontario, Canada”, dated March 30, 2010 , I, Alan J. San Martin do hereby certify that:

1)
I am employed as a Mineral Resource Modeller by Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, tel. (416) 362-5135, fax (416) 362-5763, e-mail asanmartin@miconinternational. com;

2)	I hold a Bachelor Degree in Mining Engineering (equivalent to B.Sc.) from the National University of Piura, Peru, 1999;

3)	I am a registered Engineer with the Colegio de Ingenieros del Peru (CIP) Membership # 79184;

4)	I am a member of the Australasian Institute of Mining and Metallurgy (Membership #301778)

5)	I have worked as a mining engineer in the minerals industry for 10 years;

6)	I am familiar with NI 43-101 and I am a Qualified Person for the purposes of NI 43-101.

7)	I have not visited the Big Daddy property.

8)	I have had no prior involvement with the mineral property in question.

9)
As of the date of this certificate to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this report not misleading;

10)	I am independent of the parties involved in the Big Daddy project as described in Section 1.4 of NI 43-101.

11)	I have read NI 43-101 and the portions of this report for which I am responsible have been prepared in compliance with the instrument.

12)
I am jointly responsible for the preparation of Section 17 of this Technical Report dated March 30, 2010 entitled “Technical Report on the Mineral Resource Estimate for the Big Daddy Chromite Deposit, McFaulds Lake Area, James Bay Lowlands, Northern Ontario, Canada.”

Effective Date: March 30, 2010
Signing Date: June 4, 2010

“Alan J. San Martin” {Signed}

Ing. Alan J. San Martin, MAusIMM
Micon International Limited

CERTIFICATE OF QUALIFIED PERSON
CHARLEY Z. MURAHWI

As a co-author of this report entitled “Technical Report on the Mineral Resource Estimate for the Big Daddy Chromite Deposit, McFaulds Lake Area, James Bay Lowlands, Northern Ontario, Canada” dated March 30, 2010, I, Charley Z. Murahwi do hereby certify that:

1)
I am employed as a Senior Geologist by, and carried out this assignment for, Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, telephone 416 362 5135, fax 416 362 5763, e-mail cmurahwi@micon-international.com.

2)	I hold the following academic qualifications:

B.Sc. (Geology) University of Rhodesia, Zimbabwe, 1979;

Diplome d΄Ingénieur Expert en Techniques Minières, Nancy, France, 1987;

M.Sc. (Economic Geology), Rhodes University, South Africa, 1996.

3)	I am a registered Professional Geoscientist of Ontario (membership number 1618) and am also a member of the Australasian Institute of Mining & Metallurgy (AusIMM) (membership number 300395).

4)	I have worked as a mining and exploration geologist in the minerals industry for over 28 years;

5)
I do, by reason of education, experience and professional registration, fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 12 years on Cr-Ni-Cu-PGE deposits (on and offmine), and the balance on a wide variety of other mineral commodities including gold, silver, copper, tin, and tantalite.

6)	I visited the Activation Laboratory in Thunder Bay on 10 January, 2009 and the Big Daddy mineral property, between 11 and 13 January, 2009 and on October 22, 2009.

7)	I have had no prior involvement with the mineral property in question, other than that I was a co-author of the March 31, 2009 Technical Report.

8)
As of the date of this certificate to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this report not misleading;

9)	I am independent of the parties involved in the Big Daddy property as described in Section 1.4 of NI 43-101.

10)	I have read NI 43-101 and the portions of this Technical Report for which I am responsible have been prepared in compliance with this Instrument.

11)
I am responsible for the preparation of all sections except Sections 16 and 18 of this Technical Report dated March 30, 2010 and entitled “Technical Report on the Mineral Resource Estimate for the Big Daddy Chromite Deposit, McFaulds Lake Area, James Bay Lowlands, Northern Ontario, Canada”.

Effective Date: March 30, 2010
Signing Date: June 4, 2010

“Charley Z. Murahwi” {signed and sealed}

Charley Z. Murahwi, M.Sc., P. Geo. Pr.Sci.Nat., MAusIMM

APPENDIX 1

Claim Abstracts

APPENDIX 2

Example of QC Report for the Big Daddy Deposit

MEMORANDUM

TO: Jim Burns, VP Exploration, Spider Resources

FROM: Tracy Armstrong, P. Geo.

DATE: February 1, 2010

SUBJECT: January 2010 Quality Control Report for SKF Big Daddy JV Project

This report describes the results for 15 batches, which were treated in January and are described in Table 1. All samples were sent to Activation Laboratories ("Actlabs") in Thunder Bay, Ontario for sample preparation and forwarded to Actlabs in Ancaster, Ontario for analysis.

Table 1: List of Analytical Certificates Included in January 2010 QC Report

Batch no.	Laboratory	Lab Certificate #	No. of samples	Date green light
58	Actlabs	A09-6712final	35	January 11
59	Actlabs	A09-6713final	35	January 13
74	Actlabs	A09-6921final	35	January 11
75	Actlabs	A09-7395final	35	January 11
76	Actlabs	A09-7396final	35	January 13
77	Actlabs	A09-7398final	35	January 11
79	Actlabs	A09-7403rev1final	35	January 19
80	Actlabs	A09-6923final	35	January 13
81	Actlabs	A09-7406final	35	January 13
82	Actlabs	A09-7407final	35	January 11
83	Actlabs	A09-7408final	35	January 13
84	Actlabs	A09-7410final	35	January 11
85	Actlabs	A09-7415final	31	January 11
86	Actlabs	A09-7420final	35	January 19
87	Actlabs	A09-7421final	35	January 13
TOTAL			**521**	

A total of 521 samples were analyzed at Actlabs. This number includes the QC samples inserted in each batch. Samples were assembled into batches of 35 samples which included three certified reference materials, one blank sample comprised of sterile rock, one pulp duplicate, one coarse reject duplicate and one field (1/4 core) duplicate.

OREAS 14P Reference Material

There were no batches containing OREAS 14P for the month of January.

T.J. Armstrong Geological Consulting Inc.
Spider Resources: SKF JV Project QC Report January 2010 1 of 12

OREAS 73A Reference Material

The OREAS 73A certified reference material was purchased from Analytical Solutions Ltd. ("ASL") in Toronto, Ontario. The supplier is Ore Research & Exploration Pty Ltd. in Australia. The standard is made from a blend of ore from the Cosmos Nickel Mine in Western Australia and barren ultramafic material. It is certified for Au, Pd, Pt, Cu and Ni. There were six data points for this reference material, however three samples were not analyzed for Ni, due to the standard being greater than 1% Ni and the analytical method having a maximum of 1% for the certificates in question.

There were no failures.

Spider/KWG Big Daddy JV Project
Performance of OREAS 73A for Au: January 2010
Au (ppb)
25
20
15
10
5
0
A09-6712final
A09-6713final
A09-7398final
A09-7406final
A09-7408final
A09-7410final
Certificate Number
Assay value Au
Au Mean ppb
Mean +2SD
Mean -2SD
Mean +3SD
Mean -3SD

T.J. Armstrong Geological Consulting Inc.
Spider Resources: SKF JV Project QC Report January 2010 2 of 12

Spider/KWG Big Daddy JV Project
Performance of OREAS 73A for Pd: January 2010
Pd (ppb)
100
90
80
70
60
50
40
30
A09-6712final
A09-6713final
A09-7398final
A09-7406final
A09-7408final
A09-7410final
Certificate Number
Assay value Pd
Mean Pd ppb
Mean +2SD
Mean -2SD
Mean +3SD
Mean -3SD

Spider/KWG Big Daddy JV Project
Performance of OREAS 73A for Pt: January 2010
Pt (ppb)
90
80
70
60
50
40
30
A09-6712final
A09-6713final
A09-7398final
A09-7406final
A09-7408final
A09-7410final
Certificate Number
Assay value Pt
Mean Pt ppb
Mean +2SD
Mean -2SD
Mean +3SD
Mean -3SD

T.J. Armstrong Geological Consulting Inc.
Spider Resources: SKF JV Project QC Report January 2010 3 of 12

Spider/KWG Big Daddy JV Project
Performance of OREAS 73A for Cu: January 2010
Cu (ppm)
1000
950
900
850
800
750
A09-6712final
A09-6713final
A09-7398final
A09-7406final
A09-7408final
A09-7410final
Certificate Number
Assay value Cu
Mean Cu ppm
Mean +2SD
Mean -2SD
Mean +3SD
Mean -3SD

Spider/KWG Big Daddy JV Project
Performance of OREAS 73A for Ni: January 2010
Ni (%)
1.5
1.48
1.46
1.44
1.42
1.4
1.38
1.36
1.34
1.32
1.3
A09-6713final A09-7406final A09-7410final
Certificate Number
Assay value Ni
Mean Ni %
Mean +2SD
Mean -2SD
Mean +3SD
Mean -3SD

T.J. Armstrong Geological Consulting Inc.
Spider Resources: SKF JV Project QC Report January 2010 4 of 12

SARM8 CR2O3 REFERENCE MATERIAL

The SARM 8 reference material is made from chromium ore from the basal zone of the Bushveld Complex, South Africa and was prepared and supplied by Mintek in South Africa. This reference material is certified for Cr_2O_3. There was only one data point for SARM8, and it passed the QC. The graph is not presented here.

PGMS-16 REFERENCE MATERIAL

There were no batches containing PGMS-16 for the month of January.

BD-1 REFERENCE MATERIAL

The BD-1 reference material is a reference material certified for Cr2O3, Pd and Pt, and was made from coarse reject material from Big Daddy drill core. CDN Resource Labs in Delta, British Columbia made the standard, sent 125 samples to five different labs for round robin analyses, and the standard was certified by Dr. Barry Smee, Ph.D.

This standard performed well for Cr2O3 with no failures, though Cr2O3 demonstrates a high bias with 100% of the points falling above the mean. There was one failure for each of Pd and Pt. No action was taken as either BD-3 and/or OREAS73A passed in the same batch.

Spider/KWG Big Daddy JV Project
Performance of BD-1 for Cr2O3: January 2010
Cr2O3 (%)
23.0
22.5
22.0
21.5
21.0
20.5
20.0
A09-6712final
A09-6921final
A09-7395final
A09-7396final
A09-7403 rev 1 final
A098-6923final
A09-7406final
A09-7410final
A09-7415final
A09-7420final
A09-7421final
A09-7421final
Certificate Number
Cr2O3 %
Mean Cr2O3 %
+2 st dev
-2 st dev
+3 st dev
-3 st dev

T.J. Armstrong Geological Consulting Inc.
Spider Resources: SKF JV Project QC Report January 2010
5 of 12

Spider/KWG Big Daddy JV Project
Performance of BD-1 for Pd: January 2010
Pd (ppb)
275
225
175
125
75
25
A09-6712final
A09-6921final
A09-7395final
A09-7396final
A09-7403 rev 1 final
A098-6923final
A09-7406final
A09-7410final
A09-7415final
A09-7420final
A09-7421final
A09-7421final
Certificate Number
Pd ppb
MeanPd ppb
+2 st dev
-2 st dev
+3 st dev
-3 st dev

Spider/KWG Big Daddy JV Project
Performance of BD-1 for Pt: January 2010
Pt (ppb)
275
225
175
125
75
25
A09-6712final
A09-6921final
A09-7395final
A09-7396final
A09-7403 rev 1 final
A098-6923final
A09-7406final
A09-7410final
A09-7415final
A09-7420final
A09-7421final
A09-7421final
Certificate Number
Pt ppb
Mean Pt ppb
+2 st dev
-2 st dev
+3 st dev
-3 st dev

BD-2 REFERENCE MATERIAL

The BD-2 reference material is a reference material certified for Cr_2O_3 and Vanadium, and was made from coarse reject material from Big Daddy drill core. CDN Resource Labs in Delta, British Columbia made the standard, sent 125 samples to five different labs for round robin analyses, and the standard was certified by Dr. Barry Smee, Ph.D.

T.J. Armstrong Geological Consulting Inc.
Spider Resources: SKF JV Project QC Report January 2010 6 of 12

There were only two data points for this reference material and both passed the QC.

Spider/KWG Big Daddy JV Project
Performance of BD-2 for Cr2O3: January 2010
32
31.5
31
30.5
30
29.5
29
28.5
Cr2O3 (%)
A09-6921final
A09-7403 rev 1 final
Certificate Number
Cr2O3
Mean Cr2O3 %
+2 st dev
-2 st dev
+3 st dev
-3 st dev

Spider/KWG Big Daddy JV Project
Performance of BD-2 for V: January 2010
800
750
700
650
600
550
500
V (ppm)
A09-6921final
A09-7403 rev 1 final
Certificate Number
V (converted from V2O5)
Mean V ppm
+2 st dev
-2 st dev
+3 st dev
-3 st dev

T.J. Armstrong Geological Consulting Inc.
Spider Resources: SKF JV Project QC Report January 2010 7 of 12

BD-3 REFERENCE MATERIAL

The BD-3 reference material is a reference material certified for Cr2O3, Pd and Pt, and was made from coarse reject material from Big Daddy drill core. CDN Resource Labs in Delta, British Columbia made the standard, sent 125 samples to five different labs for round robin analyses, and the standard was certified by Dr. Barry Smee, Ph.D.

There were ten data points for this standard. There was one failure for Cr2O3, however the other BD-3 in the same batch passed and no action was taken.

Spider/KWG Big Daddy JV Project
Performance of BD-3 for Cr2O3: January 2010
Cr2O3 (%)
42.5
42.0
41.5
41.0
40.5
40.0
39.5
39.0
38.5
38.0
A09-6712final
A09-7395final
A09-7396final
A09-7398final
A098-6923final
A09-7407final
A09-7407final
A09-7408final
A09-7415final
A09-7420final
Certificate Number
Cr2O3 %
Mean Cr2O3 %
+2 st dev
-2 st dev
+3 st dev
-3 st dev

Spider/KWG Big Daddy JV Project
Performance of BD-3 for Pd: January 2010
Pd (ppb)
240
220
200
180
160
140
A09-6712final
A09-7395final
A09-7396final
A09-7398final
A098-6923final
A09-7407final
A09-7407final
A09-7408final
A09-7415final
A09-7420final
Certificate Number
Pd ppb
Pd Mean ppb
+2 st dev
-2 st dev
+3 st dev
-3 st dev

T.J. Armstrong Geological Consulting Inc.
Spider Resources: SKF JV Project QC Report January 2010 8 of 12

Spider/KWG Big Daddy JV Project
Performance of BD-3 for Pt: January 2010
Pt (ppb)
300
280
260
240
220
200
180
160
A09-6712final
A09-7395final
A09-7396final
A09-7398final
A098-6923final
A09-7407final
A09-7407final
A09-7408final
A09-7415final
A09-7420final
Certificate Number
Pt ppb
Pt mean ppb
+2 st dev
-2 st dev
+3 st dev
-3 st dev

Blanks

All blank data for Cr, Au, Pd, Pt, Cu and Ni were graphed. An upper tolerance limit of three times the detection limit was indicated for each element. If the assayed value in the certificate was indicated as being less than detection limit the value was assigned the value of half the detection limit for data treatment purposes.

There were 15 blank samples analyzed.

The Cr content of the blank material exceeds the threshold limit 100% of the time, however the highest grade reported in a blank sample was 0.06% Cr. Copper had two failures with a high value of 161 ppm (0.0161%). No action was taken.

Spider/KWG Big Daddy JV Project
Performance of Blanks for Cr: January 2010
Cr (%)
0.07
0.06
0.05
0.04
0.03
0.02
0.01
0
A09-6712final
A09-6921final
A09-7396final
A09-7403 rev 1 final
A09-7406final
A09-7408final
A09-7415final
A09-7421final
Certificate Number
Assay value Cr%
3 x DL Cr

T.J. Armstrong Geological Consulting Inc.
Spider Resources: SKF JV Project QC Report January 2010 9 of 12

Spider/KWG Big Daddy JV Project
Performance of Blanks for Au: January 2010
Au (ppb)
0
1
2
3
4
5
6
7
A09-6712final
A09-6921final
A09-7396final
A09-7403 rev 1 final
A09-7406final
A09-7408final
A09-7415final
A09-7421final
Certificate Number
Assay value Au ppb
3 xDL Au

Spider/KWG Big Daddy JV Project
Performance of Blanks for Pd: January 2010
Pd (ppb)
0
2
4
6
8
10
12
14
16
A09-6712final
A09-6921final
A09-7396final
A09-7403 rev 1 final
A09-7406final
A09-7408final
A09-7415final
A09-7421final
Certificate Number
Assay value Pd ppb
3 x DL Pd

T.J. Armstrong Geological Consulting Inc.
Spider Resources: SKF JV Project QC Report January 2010 10 of 12

Spider/KWG Big Daddy JV Project
Performance of Blanks for Pt: January 2010
Pt (ppb)
16
14
12
10
8
6
4
2
0
A09-6712final
A09-6921final
A09-7396final
A09-7403 rev 1 final
A09-7406final
A09-7408final
A09-7415final
A09-7421final
Certificate Number
Assay value Pt ppb
3 xDL Pt

Spider/KWG Big Daddy JV Project
Performance of Blanks for Cu: January 2010
Cu (ppm)
180
160
140
120
100
80
60
40
20
0
A09-6712final
A09-6921final
A09-7396final
A09-7403 rev 1 final
A09-7406final
A09-7408final
A09-7415final
A09-7421final
Certificate Number
Assay value Cu ppm
3 x DL Cu

T.J. Armstrong Geological Consulting Inc.
Spider Resources: SKF JV Project QC Report January 2010 11 of 12

Spider/KWG Big Daddy JV Project
Performance of Blanks for Ni: January 2010
Ni (%)
0.01
0.008
0.006
0.004
0.002
0
A09-6712final
A09-6921final
A09-7396final
A09-7403 rev 1 final
A09-7406final
A09-7408final
A09-7415final
A09-7421final
Certificate Number
Assay value Ni %
3 x DL Ni

DUPLICATES

There were only 14 duplicate pairs analyzed in January, which is not enough to change the current statistics.

T.J. Armstrong Geological Consulting Inc.
Spider Resources: SKF JV Project QC Report January 2010 12 of 12

APPENDIX 3

Full Results of Variographic Analysis

BD 1 PRINCIPAL DIRECTION (MAJOR AXIS)

major: 0 -> 60 (30)
gamma(h)
distance
Normal
Variance
Variogram Model
Variogram Structures

VARIOGRAM MODELLING   24-Mar-2010

Current anisotropy parameters

Ellipsoid plunge : 0.000000
Ellipsoid bearing: 60.000000
Ellipsoid dip   : -90.000000
major:semi-major : 1.307016
major:minor   : 1.000000

Current variogram model parameters

Model Type   : Spherical
Nugget   : 0.000000

Structure	Sill	Range
1	11.031010	249.452

BD 1 SEMI-MAJOR AXIS

semi-major: -90 -> 240 (30)
gamma(h)
distance
Normal
Variance
Variogram Model
Variogram Structures

VARIOGRAM MODELLING 24-Mar-2010

Current anisotropy parameters

Ellipsoid plunge : 0.000000
Ellipsoid bearing: 60.000000
Ellipsoid dip : -90.000000
major:semi-major : 1.307016
major:minor : 1.000000

Current variogram model parameters

Model Type : Spherical
Nugget : 0.000000

BD 1 MINOR AXIS (DOWNHOLE)

-90 -> 0 (10)
gamma(h)
distance
Normal variogram
Variance
Variogram Model
Variogram Structures

VARIOGRAM MODELLING 29-Apr-2010

Current variogram model parameters

Model Type : Spherical
Nugget : 0.000000

Structure	**Sill**	**Range**
1	20.954050	39.877

BD 2 PRINCIPAL DIRECTION (MAJOR AXIS)

major: 0 -> 50 (30)
gamma(h)
distance
Normal
Variance
Variogram Model
Variogram Structures

VARIOGRAM MODELLING 30-Apr-2010

Current anisotropy parameters

Ellipsoid plunge : 0.000000
Ellipsoid bearing: 50.000021
Ellipsoid dip : -79.999996
major:semi-major : 1.000000
major:minor : 1.000000

Current variogram model parameters

Model Type : Spherical
Nugget : 9.898158

Structure	Sill	Range
1	14.335420	225.509

BD 2 SEMI-MAJOR AXIS

semi-major: -80 -> 140 (30)
gamma(h)
distance
0.0
2.5
5.0
7.5
10.0
12.5
15.0
17.5
20.0
22.5
25.0
27.5
30.0
32.5
35.0
37.5
40.0
42.5
45.0
47.5
50.0
52.5
55.0
0
25
50
75
100
125
150
175
200
225
250
275
300
325
350
375
400
425
450
475
500
Normal variogram
Variance
Variogram Model
Variogram Structures

VARIOGRAM MODELLING 30-Apr-2010

Current anisotropy parameters

Ellipsoid plunge : 0.000000
Ellipsoid bearing: 50.000021
Ellipsoid dip : -79.999996
major:semi-major : 1.000000
major:minor : 1.000000

Current variogram model parameters

Model Type : Spherical
Nugget : 9.898158

Structure	Sill	Range
1	14.335420	225.509

APPENDIX 4

Level Plans at 50m Intervals Starting from Surface

planview_0m
Colorcode
Cr2O3 %
Unfilled blocks
0.01 -> 15.00
15.00 -> 20.00
20.00 -> 25.00
25.00 -> 30.00
30.00 -> 35.00
> 35.00
Gemcom Software
Big Daddy Chrome Project
15% Cr2O3 Envelopes - Planview 0
Blocks by Cr2O3 % and Drill Holes Location
Scale 1: 7500
Plan No.
Date: 14-Apr-10

SURPAC - Micon International Limited - Toronto Office.

planview_50m
Gemcom Software
Big Daddy Chrome Project
15% Cr2O3 Envelopes - Planview 50m
Blocks by Cr2O3 % and Drill Holes Location
Scale 1: 7500
Plan No.
Date: 14-Apr-10

SURPAC - Micon International Limited - Toronto Office.

Gemcom Software
Big Daddy Chrome Project
15% Cr2O3 Envelopes - Planview 100m
Blocks by Cr2O3 % and Drill Holes Location
Scale 1: 7500
Plan No.
Date: 14-Apr-10
Colorcode
Unfilled blocks
planview_100m
SURPAC - Micon International Limited - Toronto Office.

Gemcom Software
Big Daddy Chrome Project
15% Cr2O3 Envelopes - Planview 150m
Blocks by Cr2O3 % and Drill Holes Location
Scale 1: 7500
Plan No.
Date: 14-Apr-10
Colorcode
Unfilled blocks
planview_150m
SURPAC - Micon International Limited - Toronto Office.

Gemcom Software
Big Daddy Chrome Project
15% Cr2O3 Envelope - Planview -100m
Blocks by Cr2O3 % and Drill Holes Location
Scale 1: 7500
Plan No.
Date: 14-Apr-10
planview_-100
SURPAC - Micon International Limited - Toronto Office.

Gemcom Software
Big Daddy Chrome Project
15% Cr2O3 Envelope - Planview -150m
Blocks by Cr2O3 % and Drill Holes Location
Scale 1: 7500
Plan No.
Date: 14-Apr-10
planview_-150
SURPAC - Micon International Limited - Toronto Office.

APPENDIX 5

Sections at 50m Intervals

Part II(2)(b)

SPIDER RESOURCES INC.

(A development stage company)

Interim Financial Statements

(Unaudited)

(Expressed in Canadian Dollars)

 Three months ended March 31, 2010

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited interim financial statements of Spider Resources Inc. (A Development Stage Company) were prepared by management in accordance with Canadian generally accepted accounting principles. The most significant of these accounting principles have been set out in the December 31, 2009 audited financial statements. Only changes in accounting policies have been disclosed in these unaudited interim financial statements. Management acknowledges responsibility for the preparation and presentation of the unaudited interim financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the unaudited interim financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the unaudited interim financial statements and (ii) the unaudited interim financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the unaudited interim financial statements.

The Board of Directors is responsible for reviewing and approving the unaudited interim financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited interim financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited interim financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

Spider Resources Inc.
(A Development Stage Company)
Interim Balance Sheets
(Unaudited)

	March 31, 2010	December 31, 2009

Assets
Current assets
Cash	$3,731,461	$2,716,778
Prepaid expenses and sundry receivables	551,055	496,746
Due from KWG Resources Inc.	-	200,000

	4,282,516	3,413,524
Mining interests (Note 5)	22,928,707	21,971,700

	$27,211,223	$25,385,224

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$199,358	$334,164

Future income tax liability	3,415,306	2,285,206

	3,614,664	2,619,370

Shareholders' Equity (Statement)	23,596,559	22,765,854

	$27,211,223	$25,385,224

Nature of operations and going concern (Note 1)
Subsequent events (Note 11)

See accompanying notes to unaudited interim financial statements

Spider Resources Inc.
(A Development Stage Company)
Interim Statements of Operations and Comprehensive Loss
(Unaudited)

	Three months ended March 31,		Cumulative from January 1,
	2010	2009	1995

Revenue
Sale of geophysical and geochemical data	$-	$-	$454,168
Gain on sale of mining interests	-	-	16,250

	-	-	570,418

Expenses
Administrative expenses (Note 9)	359,942	244,598	8,163,257
Stock-option compensation	47,917	-	2,752,617
Loss on disposal of property, plant and equipment	-	-	10,844
Write-down of marketable securities	-	-	43,050
Write-down of investments	-	-	794,533
Loss on foreign exchange	-	-	37,159
Write-down of mining interests	-	-	4,925,236

	407,859	244,598	16,726,696

Other income and expenses
Operators fee	(91,058)	-	(342,001)
Interest	-	-	(14,650)
Gain on sale of marketable securities	-	-	(134,257)

	(91,058)	-	(490,908)

Net loss before income taxes	(316,801)	(244,598)	(15,665,370)

Future income tax recovery	-	-	1,827,093

Net income (loss) and comprehensive income (loss) for the period	$(316,801)	$(244,598)	$(13,838,277)

Basic and diluted income (loss) per share	$(0.00)	$(0.00)

Weighted average shares outstanding	456,197,145	316,211,767

See accompanying notes to unaudited interim financial statements

Spider Resources Inc.
(A Development Stage Company)
Interim Statements of Deficit
(Unaudited)

	Three months ended March 31,		Cumulative from January 1,
	2010	2009	1995

Deficit, beginning of period	$(16,949,367)	$(16,201,090)	$(572,796)
Retroactive restatement of 2001 future tax liability	-	-	(2,855,095)

Deficit, beginning of period restated	(16,949,367)	(16,201,090)	(3,427,891)

Net loss for period	(316,801)	(244,598)	(13,838,277)

Deficit, end of period	$(17,266,168)	$(16,445,688)	$(17,266,168)

See accompanying notes to unaudited interim financial statements

Spider Resources Inc.
(A Development Stage Company)
Interim Statements of Changes in Shareholders' Equity
(Unaudited)

	Share Capital	Warrants	Contributed Surplus	Deficit	Total
Balance, December 31, 2008	$31,269,134	$1,997,131	$2,348,460	$(16,201,090)	$19,413,635
Tax effect of flow-through renunciation	(85,550)	-	-	-	(85,550)
Expiry of warrants	-	(120,751)	120,751	-	-
Net loss for the period	-	-	-	(244,598)	(244,598)

Balance, March 31, 2009	$31,183,584	$1,876,380	$2,469,211	$(16,445,688)	$19,083,487

Balance, December 31, 2009	$31,292,375	$4,887,487	$3,535,359	$(16,949,367)	$22,765,854
Tax effect of flow-through renunciation	(1,130,100)	-	-	-	(1,130,100)
Private placements	1,754,900	-	-	-	1,754,900
Warrant valuation	(1,337,653)	1,337,653	-	-	-
Exercise of warrants	480,183	-	-	-	480,183
Fair value of warrants exercised	242,224	(242,224)	-	-	-
Cost of issue - cash	(5,394)	-	-	-	(5,394)
Agents options valuation	(298,448)	-	298,448	-	-
Fair value of stock options granted	-	-	47,917	-	47,917
Net loss for the period	-	-	-	(316,801)	(316,801)

Balance, March 31, 2010	$30,998,087	$5,982,916	$3,881,724	$(17,266,168)	$23,596,559

See Note 6 for share capital, warrants and contributed surplus from the date of inception of the development stage, January 1, 1995 to March 31, 2010.

See accompanying notes to unaudited interim financial statements

Spider Resources Inc.
(A Development Stage Company)
Interim Statements of Cash Flows
(Unaudited)

	Three months ended March 31,		Cumulative from January 1,
	2010	2009	1995
Cash flows used in operating activities
Net loss for the period	$(316,801)	$(244,598)	$(13,838,277)
Adjustment for
Gain on sale of mining interests and exploration expenditures	-	-	(116,250)
Gain on sale of marketable securities	-	-	(134,257)
Loss on disposal of property, plant and equipment	-	-	10,844
Write-down of mining interests	-	-	4,925,236
Write-down of investments	-	-	794,533
Write-down of marketable securities	-	-	43,050
Stock-option compensation	47,917	-	2,752,617
Future income tax recovery	-	-	(1,827,093)
Changes in non-cash working capital
Other receivables	200,000	-	(155,325)
Funds held in trust	-	-	2,500
Prepaid expenses and sundry receivables	(54,309)	(15,146)	(428,801)
Accounts payable and accrued liabilities	(134,806)	(85,164)	655,542

	(257,999)	(344,908)	(7,315,681)

Cash flows used in investing activities
Acquisition of mining interests	(957,007)	(229,855)	(23,136,434)
Acquisition of property, plant and equipment	-	-	(61,079)
Proceeds from sale of marketable securities	-	-	199,230
Proceeds from disposition of mining interests	-	-	124,000
Proceeds from disposition of investments	-	-	50,000
Purchase of investments	-	-	(695,622)

	$(957,007)	$(229,855)	$(23,519,905)

See accompanying notes to unaudited interim financial statements

Spider Resources Inc.
(A Development Stage Company)
Interim Statements of Cash Flows
(Unaudited)

	Three months ended March 31,		Cumulative from January 1,
	2010	2009	1995

Cash flows provided by financing activities
Proceeds from issuance of share capital	$1,754,900	$-	$24,143,432
Proceeds from issuance of warrants	-	-	5,619,260
Proceeds from the exercise of stock options	-	-	878,232
Proceeds from the exercise of warrants	480,183	-	5,486,920
Issuance of convertible debentures	-	-	300,000
Costs of share issue	(5,394)	-	(2,842,741)
Due from related parties	-	-	964,489
Repayment of notes payable	-	-	(22,018)

	2,229,689	-	34,527,574

Net change in cash	1,014,683	(574,763)	3,691,988
Cash, beginning of period	2,716,778	3,205,855	39,473

Cash, end of period	$3,731,461	$2,631,092	$3,731,461

Supplement schedule of non-cash transactions
Shares issued for acquisition of mining interests	$-	$-	$1,000,000
Shares issued in settlement of debt	$-	$-	$1,580,069
Shares issued for conversion of convertible debentures	$-	$-	$300,000
Warrants issued in settlement of debt	$-	$-	$28,500

See accompanying notes to unaudited interim financial statements

Spider Resources Inc.
(A Development Stage Company)
Notes to Interim Financial Statements
(Unaudited)
Three months ended March 31, 2010

1.     NATURE OF OPERATIONS AND GOING CONCERN

Spider Resources Inc. (the "Company" or "Spider") is an exploration enterprise and carries on business in one segment, being the exploration for valuable minerals, exclusively in Canada. To date, the Company has not earned significant revenues from its exploration rights and is considered to be in the development stage. As such, the Company has applied Accounting Guideline 11 "Enterprises in the Development Stage" from January 1, 1995, which is the date of inception of the development stage.

The recoverability of amounts shown as mining interests is dependent upon a number of factors including, among others, environmental risk, legal and political risk, the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying properties, the ability of the Company to obtain necessary financing to complete the development and future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on the basis that the Company is a going concern, which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. The ability of the Company to continue operations is dependent upon obtaining necessary financing to complete the development of its properties and/or the realization of proceeds from the sale of one or more of its properties. The development of its properties and the future profitability of the Company is directly related to the market price of certain minerals. These financial statements do not include any adjustments related to the carrying values and classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern.

2.     BASIS OF PRESENTATION AND ACCOUNTING POLICIES

The unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") for interim financial information.  Accordingly, they do not include all of the information and notes to the financial statements required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2010 may not necessarily be indicative of the results that may be expected for the year ending December 31, 2010.

The balance sheet at December 31, 2009 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by Canadian GAAP for annual financial statements.  The interim financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual audited financial statements for the year ended December 31, 2009.  For further information, refer to the audited financial statements and notes thereto for the year ended December 31, 2009.

Future accounting changes

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009: Section 1582, "Business Combinations", Section 1601, "Consolidated Financial Statements" and Section 1602, "Non-Controlling interests". These new standards will be effective for fiscal years beginning on or after January 1, 2011. Section 1582 replaces section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to IFRS 3 - Business Combinations. Sections 1601 and 1602 together replace section 1600, Consolidated Financial Statements. Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS lAS 27 - Consolidated and Separate Financial Statements. The Company is in the process of evaluating the requirements of the new standards.

Spider Resources Inc.
(A Development Stage Company)
Notes to Interim Financial Statements
(Unaudited)
Three months ended March 31, 2010

2.     BASIS OF PRESENTATION AND ACCOUNTING POLICIES (Continued)

Future accounting changes (Continued)

International Financial Reporting Standards (“IFRS”)

In January 2006, the CICA’s Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2009 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises.  For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

The Company is currently assessing the impact of IFRS on its financial statements.

3.     CAPITAL MANAGEMENT

The Company’s objective when managing capital is to maintain adequate levels of funding to support the acquisition, exploration and development of mineral properties.

The Company considers its capital to be equity, which comprises share capital, warrants, stock options, contributed surplus, and deficit, which at March 31, 2010 totaled $23,596,559 (December 31, 2009 - $22,765,854).

The Company manages its capital structure in a manner that provides sufficient funding for acquisition, exploration and development of mineral properties. Funds are primarily secured through equity capital raised by way of private placements. There can be no assurance that the Company will be able to continue raising equity capital in this manner.

The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the three months ended March 31, 2010.  The Company is not subject to externally imposed capital requirements.

4.      PROPERTY AND FINANCIAL RISK FACTORS

(a) Property risk

The Company's mining interests are the only properties that are currently material to the Company. Unless the Company acquires or develops additional material properties, the Company will be solely dependent upon its current mining interests. If no additional mineral properties are acquired by the Company, any adverse development affecting the Company's mining interests would have a material adverse effect on the Company's financial condition and results of operations.

Spider Resources Inc.
(A Development Stage Company)
Notes to Interim Financial Statements
(Unaudited)
Three months ended March 31, 2010

4.      PROPERTY AND FINANCIAL RISK FACTORS (Continued)

(b) Financial risk

The Company’s activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate, foreign exchange rate and commodity and equity price risk).  Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to sundry receivables. The Company has no significant concentration of credit risk arising from operations. Financial instruments included in sundry receivables consist of sales tax receivable due from government authorities in Canada and deposits held with service providers. Sundry receivables are in good standing as of March 31, 2010. Management believes that the credit risk concentration with respect to financial instruments is minimal.

Liquidity risk

Liquidity risk refers to the risk that the Company will not be able to meet its financial obligations when they become due, or can only do so at excessive cost. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at March 31, 2010, the Company had a cash balance of $3,731,461 (December 31, 2009 - $2,716,778) to settle current liabilities of $199,358 (December 31, 2009 - $334,164). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.   The Company is committed to spending eligible exploration expenditures of approximately $1,953,000 resulting from flow-through offerings that were completed in fiscal 2009 and January 22, 2010 (Note 6(a)(i)).

Market risk

(i) Interest rate risk

Interest rate risk is the risk that the fair value of a financial instrument will fluctuate due to changes in market interest rates. The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the creditworthiness of its banks.

(ii) Foreign currency risk

Foreign exchange risk arises from future commercial transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency. The risk is measured using cash flow forecasting. The Company's functional and reporting currency is the Canadian dollar and major purchases are transacted in Canadian dollars. As a result, the Company's exposure to foreign currency risk is minimal.

(iii) Price risk

The Company is exposed to price risk with respect to commodity price. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

Spider Resources Inc.
(A Development Stage Company)
Notes to Interim Financial Statements
(Unaudited)
Three months ended March 31, 2010

4.      PROPERTY AND FINANCIAL RISK FACTORS (Continued)

(c) Fair Value Hierarchy and Liquidity Risk Disclosure

Fair value measurement of assets and liabilities recognized on the balance sheet are categorized into levels within a fair value hierarchy based on the nature of valuations inputs. The Company's cash is classified in Level 1 within the fair value hierarchy as at March 31, 2010.

Sensitivity analysis

Sundry receivables which are classified for accounting purposes as loans and receivables, are measured at amortized cost. Accounts payable and accrued liabilities are classified for accounting purposes as other financial liabilities, which are measured at amortized cost. Due to the short-term nature of these instruments, their carrying value approximates fair value.

Fair value represents the amount that would be exchanged in an arm's length transaction between willing parties and is best evidenced by a quoted market price, if one exists.

Commodity price risk could adversely affect the Company. In particular, the Company’s future profitability and viability depends upon the world market price of valuable minerals. Commodity prices have fluctuated significantly in recent years. There is no assurance that, even as commercial quantities of valuable minerals may be produced in the future, a profitable market will exist for them. As of March 31, 2010, the Company was not a producer of valuable minerals.  As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

5.     MINING INTERESTS

	Cumulative Acquisition Costs		Cumulative Deferred Exploration Expenditures
	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009

Big Daddy Chromite Deposit	$34,000	$34,000	$5,572,025	$4,625,772
Diagnos	39	39	66,919	66,919
McFaulds Lake -	-	-	6,176,530	6,176,530
Spider #1	1,983,760	1,983,760	7,379,737	7,379,737
Wawa	466,173	466,173	1,249,524	1,238,770

	$2,483,972	$2,483,972	$20,444,735	$19,487,728

Acquisition costs and deferred exploration expenditures
			March 31, 2010	December 31, 2009

Balance at beginning of period			$21,971,700	$18,833,397
Acquisition cost and deferred exploration expenditures			957,007	3,138,303

Balance at end of period			$22,928,707	$21,971,700

Spider Resources Inc.
(A Development Stage Company)
Notes to Interim Financial Statements
(Unaudited)
Three months ended March 31, 2010

5.      MINING INTERESTS (Continued)

On a quarterly basis, management of the Company reviews mining interests to determine if exploration costs are eligible for capitalization. For a description of mining interests owned by the Company, refer to Note 6 of the audited financial statements of Spider as at December 31, 2009. No specific changes to mining interests occurred from January 1, 2010 to March 31, 2010.

6.      SHARE CAPITAL

(a)	COMMON SHARES

Authorized
An unlimited number of common and preference shares issuable in series.

Issued:

	Number of Shares	Amount

Balance, date of Inception on January 1, 1995	39,239,070	$4,099,577
Private placements	11,284,045	2,468,043
Shares issued for acquisition of mineral properties	150,000	31,000
Exercise of stock options	32,000	6,720
Exercise of warrants	3,414,689	631,904

Balance, December 31, 1995	54,119,804	7,237,244
Private placements	17,950,100	4,367,344
Exercise of stock options	740,000	155,400
Exercise of warrants	200,000	66,000

Balance, December 31, 1996	73,009,904	11,825,988
Private placements	4,154,000	1,890,080
Shares issued in settlement of debt	3,913,044	450,000
Exercise of stock options	840,000	176,400
Exercise of warrants	2,050,204	623,954

Balance, December 31, 1997	83,967,152	14,966,422
Shares issued in settlement of debt	4,608,695	530,069

Balance, December 31, 1998	88,575,847	15,496,491
Private placements	3,450,000	330,000

Balance, December 31, 1999	92,025,847	15,826,491
Private placements	13,500,000	1,350,000
Conversion of convertible debt	4,000,000	300,000
Exercise of stock options	621,300	62,130

Balance, December 31, 2000	110,147,147	$17,538,621

Spider Resources Inc.
(A Development Stage Company)
Notes to Interim Financial Statements
(Unaudited)
Three months ended March 31, 2010

6.     SHARE CAPITAL (Continued)

(a)	COMMON SHARES (Continued)

	Number of Shares	Amount

Balance, December 31, 2000	110,147,147	$17,538,621
Private placements	1,500,000	150,000
Shares issued in settlement of debt	4,500,000	450,000
Exercise of stock options	436,364	43,636

Balance, December 31, 2001	116,583,511	18,182,257
Retroactive restatement of share issue costs	-	(942,171)
Exercise of stock options	320,000	32,000

Balance, December 31, 2002	116,903,511	17,272,086
Private placement - flow-through	14,920,000	1,492,000
Private placement - non-flow-through	9,100,000	910,000
Warrant valuation	-	(724,280)
Shares issued in settlement of debt	1,500,000	150,000
Exercise of stock options	2,830,468	283,047
Exercise of warrants	100,000	12,000
Reversal of warrant valuation on exercise of warrants	-	1,900
Costs of issue	-	(191,756)

Balance, December 31, 2003	145,353,979	19,204,997
Private placement - flow-through	19,409,583	2,675,046
Private placement - non-flow-through	5,000,000	500,000
Warrant valuation	-	(1,350,411)
Broker warrant valuation	-	(158,529)
Conversion of property rights	9,600,000	960,000
Exercise of stock options	4,049,500	410,450
Exercise of warrants	11,650,000	1,398,000
Reversal of warrant valuation on exercise of warrants	-	221,350
Expiry of warrants	-	94,050
Cost of issue - cash	-	(439,665)

Balance, December 31, 2004	195,063,062	$23,515,288

Spider Resources Inc.
(A Development Stage Company)
Notes to Interim Financial Statements
(Unaudited)
Three months ended March 31, 2010

6.         SHARE CAPITAL (Continued)

(a)	COMMON SHARES (Continued)

	Number of Shares	Amount

Balance, December 31, 2004	195,063,062	$23,515,288
Exercise of stock options	200,000	20,000
Reversal of stock option valuation on exercise of stock options	-	6,260
Exercise of warrants	583,333	74,167
Reversal of warrant valuation on exercise of warrants	-	29,500
Private placement - flow-through	8,276,285	579,340
Warrant valuation	-	(256,565)
Broker warrant valuation	-	(30,622)
Private placements	8,480,000	424,000
Warrant valuation	-	(110,240)
Private placement - flow-through	3,840,000	192,000
Warrant valuation	-	(49,920)
Expiry of warrants	-	382,480
Cost of issue - cash	-	(80,828)

Balance, December 31, 2005	216,442,680	24,694,860
Tax effect of flow-through renunciation	-	(278,610)
Shares issued for mineral property	150,000	9,000
Private placements - flow-through	12,100,855	819,060
Warrant valuation	-	(381,128)
Broker warrant valuation	-	(22,162)
Private placement	2,500,000	150,000
Warrant valuation	-	(57,500)
Expiry of warrants	-	1,503,940
Cost of issue - cash	-	(79,379)

Balance, December 31, 2006	231,193,535	26,358,081
Tax effect of flow-through renunciation	-	(295,844)
Private placement - flow-through	6,400,000	320,000
Private placement	4,600,000	230,000
Warrant valuation	-	(253,000)
Private placement	400,000	20,000
Warrant valuation	-	(7,245)
Private placement - flow-through	20,000,000	1,800,000
Private placement	10,666,666	960,000
Warrant valuation	-	(1,594,667)
Broker warrant valuation	-	(190,133)
Exercise of warrants	26,998,216	2,676,870
Fair value of warrants exercised	-	622,678
Exercise of stock options	575,000	57,500
Fair value of stock options exercised	-	48,004
Cost of issue - cash	-	(304,044)

Balance, December 31, 2007	300,833,417	$30,448,200

Spider Resources Inc.
(A Development Stage Company)
Notes to Interim Financial Statements
(Unaudited)
Three months ended March 31, 2010

6.     SHARE CAPITAL (Continued)

(a)	COMMON SHARES (Continued)

	Number of Shares	Amount

Balance, December 31, 2007	300,833,417	$30,448,200
Tax effect of flow-through renunciation	-	(609,000)
Private placement - flow-through	4,700,000	235,000
Warrant valuation	-	(65,800)
Broker warrant valuation	-	(6,580)
Private placement - flow-through	1,200,000	60,000
Warrant valuation	-	(19,200)
Exercise of stock options	1,072,350	107,235
Fair value of stock options exercised	-	31,902
Exercise of warrants	8,406,000	840,600
Fair value of warrants exercised	-	267,927
Cost of issue - cash	-	(21,150)

Balance, December 31, 2008	316,211,767	31,269,134
Private placement - flow-through	73,333,333	2,200,000
Warrant valuation	-	(660,000)
Broker warrant valuation	-	(91,000)
Broker compensation options	-	(105,000)
Tax effect of flow-through renunciation	-	(73,750)
Warrant extension adjustment	-	(674,667)
Private placement - flow-through	22,887,999	1,373,280
Warrant valuation	-	(1,052,848)
Agents option valuation	-	(343,915)
Private placement - flow-through	15,785,332	947,120
Warrant valuation	-	(726,125)
Exercise of warrants	170,000	5,100
Fair value of warrants exercised	-	3,400
Cost of issue - cash	-	(778,354)

Balance, December 31, 2009	428,388,431	31,292,375
Tax effect of flow-through renunciation	-	(1,130,100)
Private placement - flow-through (i)	9,823,336	589,400
Warrant valuation (i)	-	(451,873)
Agents options valuation (i)	-	(93,320)
Private placement - non flow-through (i)	23,310,000	1,165,500
Warrant valuation (i)	-	(885,780)
Agents options valuation (i)	-	(205,128)
Cost of issue - cash	-	(5,394)
Exercise of warrants	9,672,666	480,183
Fair value of warrants exercised	-	242,224

Balance, March 31, 2010	471,194,433	$30,998,087

Spider Resources Inc.
(A Development Stage Company)
Notes to Interim Financial Statements
(Unaudited)
Three months ended March 31, 2010

6.     SHARE CAPITAL (Continued)

(a)	COMMON SHARES (Continued)

(i) On January 22, 2010, the Company completed a private placement where an aggregate of 9,823,336 flow-through units, at a price of $0.06 per unit, and 23,310,000 non-flow-through units at price of $0.05 per unit, were issued to subscribers for aggregate proceeds of $1,754,900. Each flow-through unit consists of one common share (issued on a flow-through basis) and one common share purchase warrant (non-flow-through). Each non-flow-through unit consists of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to acquire one common share (which share shall not be issued on a flow-through basis) at a price of $0.10 for a period of two years from date of issue.

Spider issued non-transferable compensation options (the “Agent Options”) to purchase up to 3,313,334 Units (the “Agent Units”), of which 982,334 Agent Units are exercisable at an exercise price of $0.06 per Agent Unit and 2,331,000 Agent Units are exercisable at an exercise price of $0.05 per Agent Unit. The Agent Options are exercisable at any time before 5:00 p.m. (Toronto time) on January 22, 2012. Each Agent Unit consists of one common share and one common share purchase warrant exercisable to acquire one common share at an exercise price of $0.10 per share on or before 5:00 p.m. (Toronto time) on the day that is 24 months from January 22, 2010.

The securities issued under the private placement were subject to a hold period from the date of issuance until May 23, 2010 in accordance with applicable securities laws and TSX Venture Exchange policies.

The fair value of the 9,823,336 warrants issued for the flow-through units was estimated to be $451,873 using the Black-Scholes valuation model with the following assumptions: a two year expected term, 190% volatility, risk-free interest rate of 1.17% per annum and a dividend rate of 0%.

The fair value of the 23,310,000 warrants issued for the non flow-through units was estimated to be $885,780 using the Black-Scholes valuation model with the following assumptions: a two year expected term, 190% volatility, risk-free interest rate of 1.17% per annum and a dividend rate of 0%.

The fair value of the 982,334 Agent Options was estimated to be $93,320 using the Black-Scholes valuation model with the following assumptions: a two year expected term, 190% volatility, risk-free interest rate of 1.17% per annum and a dividend rate of 0%.

The fair value of the 2,331,000 Agent Options was estimated to be $205,128 using the Black-Scholes valuation model with the following assumptions: a two year expected term, 190% volatility, risk-free interest rate of 1.17% per annum and a dividend rate of 0%.

Spider Resources Inc.
(A Development Stage Company)
Notes to Interim Financial Statements
(Unaudited)
Three months ended March 31, 2010

6.     SHARE CAPITAL (Continued)

(b)    STOCK OPTIONS

The following table reflects the continuity of stock options and agent options for the three months ended March 31, 2010:

	Number of Stock Options and Agent Options	Weighted Average Exercise Price ($)

Balance, December 31, 2009	37,005,181	0.10
Granted (Note 6(a)(i))	3,313,334	0.05

Balance, March 31, 2010	40,318,515	0.09

The following table reflects the actual stock options and agent options issued and outstanding as of March 31, 2010:

Expiry Date	Weighted Average Exercise Price ($)	Outstanding Number of Stock Options and Agent Options	Exercisable Number of Stock Options and Agent Options	Weighted Average Remaining Contractual Life (Years)

Stock options
August 2, 2010	0.10	300,000	300,000	0.34
February 8, 2011	0.10	5,085,018	5,085,018	0.86
July 25, 2011	0.10	1,000,000	1,000,000	1.32
October 2, 2013	0.10	10,900,000	10,900,000	3.51
April 21, 2014	0.10	7,100,000	7,100,000	4.06
December 21, 2014	0.10	4,500,000	4,500,000	4.73
December 21, 2014	0.10	2,000,000	500,000	4.73

		30,885,018	29,385,018
Agents options
August 7, 2011	0.03 - 0.06	2,500,000	2,500,000	1.35
December 24, 2011	0.06	2,083,298	2,083,298	1.73
December 30, 2011	0.06	1,536,865	1,536,865	1.75
January 22, 2012	0.06	982,334	982,334	1.81
January 22, 2012	0.05	2,331,000	2,331,000	1.81

	0.09	40,318,515	38,818,515	2.96

Spider Resources Inc.
(A Development Stage Company)
Notes to Interim Financial Statements
(Unaudited)
Three months ended March 31, 2010

6.      SHARE CAPITAL (Continued)

(c)     WARRANTS

The following table reflects the continuity of warrants from January 1, 1995 to March 31, 2010:

	Number of Warrants	Fair Value
Balance, January 1, 1995	-	$-
Private placements	4,150,000	-

Balance, December 31, 1995	4,150,000	-
Private placements	4,429,550	-
Expiry of warrants	(3,950,000)	-
Exercise of warrants	(200,000)	-

Balance, December 31, 1996	4,429,550	-
Private placements	2,077,000	-
Expiry of warrants	(864,146)	-
Exercise of warrants	(2,050,204)	-

Balance, December 31, 1997	3,592,200	-
Private placements	1,650,000	-
Expiry of warrants	(3,592,200)	-

Balance, December 31, 1998 and 1999	1,650,000	-
Private placements	5,000,000	-
Broker warrants	1,150,000	-
Expiry of warrants	(1,650,000)	-

Balance, December 31, 2000	6,150,000	-
Private placements	1,500,000	-

Balance, December 31, 2001	7,650,000	-
Expiry of warrants	(7,650,000)	-

Balance, December 31, 2002	-	-
Private placement - flow-through	14,920,000	440,080
Private placement - non-flow-through	9,100,000	255,700
Settlement of debt	1,500,000	28,500
Exercise of warrants	(100,000)	(1,900)

Balance, December 31, 2003	25,420,000	722,380
Private placement - flow-through	14,409,583	1,105,411
Private placement - non-flow-through	5,000,000	245,000
Broker warrants	2,264,705	158,529
Expiry of warrants	(4,950,000)	(94,050)
Exercise of warrants	(11,650,000)	(221,350)

Balance, December 31, 2004	30,494,288	$1,915,920

Spider Resources Inc.
(A Development Stage Company)
Notes to Interim Financial Statements
(Unaudited)
Three months ended March 31, 2010

6.      SHARE CAPITAL (Continued)

(c)	WARRANTS (Continued)

	Number of Warrants	Fair Value

Balance, December 31, 2004	30,494,288	$1,915,920
Private placements - flow-through	12,116,285	306,485
Private placement	8,480,000	110,240
Broker warrants	827,629	30,622
Expiry of warrants	(8,320,000)	(382,480)
Exercise of warrants	(583,333)	(29,500)

Balance, December 31, 2005	43,014,869	1,951,287
Private placement - flow-through	12,100,855	381,128
Private placement	2,500,000	57,500
Broker warrants	671,585	22,162
Expiry of warrants	(21,590,955)	(1,503,940)

Balance, December 31, 2006	36,696,354	908,137
Private placement - flow-through	11,000,000	253,000
Private placement	400,000	7,245
Private placement - flow-through	30,666,666	1,594,667
Broker warrants on above private placement	3,066,667	190,133
Expiry of warrants	(4,059,737)	(57,107)
Exercise of warrants	(26,998,216)	(622,678)

Balance, December 31, 2007	50,771,734	2,273,397
Private placement - flow-through	4,700,000	65,800
Broker warrants on above private placement	470,000	6,580
Private placement - flow-through	1,200,000	19,200
Expiry of warrants	(3,382,401)	(99,919)
Exercise of warrants	(8,406,000)	(267,927)

Balance, December 31, 2008	45,353,333	1,997,131
Private placement - flow-through	36,666,661	660,000
Broker warrants on above private placement	4,550,000	91,000
Private placement - flow-through	22,887,999	1,052,848
Expiry of warrants	(8,316,667)	(310,884)
Warrant extension adjustment	-	674,667
Exercise of warrants	(170,000)	(3,400)
Private placement - flow-through	15,785,332	726,125

Balance, December 31, 2009	116,756,658	4,887,487
Private placement - flow-through (Note 6(a)(i))	9,823,336	451,873
Private placement - non-flow-through (Note 6(a)(i))	23,310,000	885,780
Exercise of warrants	(9,672,666)	(242,224)

Balance, March 31, 2010	140,217,328	$5,982,916

Spider Resources Inc.
(A Development Stage Company)
Notes to Interim Financial Statements
(Unaudited)
Three months ended March 31, 2010

6.     SHARE CAPITAL (Continued)

(c)	WARRANTS (Continued)

The following table summarizes the warrants issued and outstanding as at March 31, 2010:

Expiry Date	Number of Warrants	Exercise Price ($)	Fair Value

October 11, 2010	29,555,666	$0.10	$2,187,120
November 27, 2010	4,700,000	0.10	65,800
November 27, 2010	470,000	0.10	6,580
December 30, 2010	1,200,000	0.10	19,200
July 24, 2011	18,554,996	0.05 - 0.10	333,990
July 28, 2011	1,429,999	0.03 - 0.06	28,600
August 7, 2011	12,500,000	0.05 - 0.10	225,000
December 24, 2011	22,887,999	0.10	1,052,848
December 30, 2011	15,785,332	0.10	726,125
January 22, 2012	9,823,336	0.10	451,873
January 22, 2012	23,310,000	0.10	885,780

	140,217,328		$5,982,916

(d)         CONTRIBUTED SURPLUS

The following is a continuity of contributed surplus:

Balance, January 1, 1995 to December 31, 2001	$-
Stock option compensation	28,000

Balance, December 31, 2002	28,000
Stock option compensation	60,575

Balance, December 31, 2003	88,575
Stock option compensation	315,825

Balance, December 31, 2004	404,400
Reversal of valuation on exercise of stock options	(6,260)
Stock option compensation	566,633

Balance, December 31, 2005	964,773
Stock option compensation	848,767

Balance, December 31, 2006	1,813,540
Expiry of warrants	57,107
Fair value of options exercised	(48,004)

Balance, December 31, 2007	$1,822,643

Spider Resources Inc.
(A Development Stage Company)
Notes to Interim Financial Statements
(Unaudited)
Three months ended March 31, 2010

6.      SHARE CAPITAL (Continued)

(d)     CONTRIBUTED SURPLUS (Continued)

Balance, December 31, 2007	$1,822,643
Stock option compensation	457,800
Expiry of warrants	99,919
Fair value of options exercised	(31,902)

Balance, December 31, 2008	2,348,460
Stock option compensation	427,100
Expiry of warrants	310,884
Agents options	448,915

Balance, December 31, 2009	3,535,359
Stock option compensation	47,917
Agents options (Note 6(a)(i))	298,448

Balance, March 31, 2010	$3,881,724

7.         RELATED PARTY TRANSACTIONS NOT DISCLOSED ELSEWHERE

For the three months ended March 31, 2010, the Company paid $34,500 (three months ended March 31, 2009 - $24,000) to Nominex Ltd. ("Nominex") a company controlled by the President and director of the Company, for geological and other services. Included in accounts payable and accrued liabilities is $12,075 (December 31, 2009 - $8,400) owing to Nominex for management services provided.

For the three months ended March 31, 2010, the Company paid the Vice President of the Company fees totaling $22,500 (three months ended March 31, 2009 - $18,000).

For the three months ended March 31, 2010, legal fees in the amount of $76,553 (three months ended March 31, 2009 - $55,439) were charged by a law firm in which the Corporate Secretary is a partner.  In addition, as at March 31, 2010, this law firm was owed $76,553 (December 31, 2009 - $205,496) and this amount was included in accounts payable and accrued liabilities.

For the three months ended March 31, 2010, the Company paid $7,500 to Marrelli CFO Outsource Syndicate Inc. ("Marrelli") for the services of Carmelo Marrelli to act as Chief Financial Officer of the Company (three months ended March 31, 2009 - $7,500). Carmelo Marrelli is the president of Marrelli. The Chief Financial Officer is also the president of a firm providing accounting services to Spider.  During the three months ended March 31, 2010, Spider expensed $21,103, (three months ended March 31, 2009 - $14,173) for services rendered by this firm. In addition, as at March 31, 2010, this firm was owed $12,618 (December 31, 2009 - $15,860) and this amount was included in accounts payable and accrued liabilities.

For the three months ended March 31, 2010, the Company paid consulting fees of $15,000 (three months ended March 31, 2009 - $nil) to an officer of the Company. As at March 31, 2010, this officer was owed $10,817 (December 31, 2009 - $6,719), and this amount was included in accounts payable and accrued liabilities.

As at March 31, 2010, a company beneficially owned by a director of the Company was owed $nil (December 31, 2009 - $24,780) for outstanding consulting fees and unreimbursed expenses. This amount was included in accounts payable and accrued liabilities.

Spider Resources Inc.
(A Development Stage Company)
Notes to Interim Financial Statements
(Unaudited)
Three months ended March 31, 2010

7.     RELATED PARTY TRANSACTIONS NOT DISCLOSED ELSEWHERE (Continued)

The Company expensed $7,250, (three months ended March 31, 2009 - $nil) as director fees. As at March 31, 2010, the directors were owed $7,250 (December 31, 2009 - $nil). In addition, as at March 31, 2010, $15,146 (December 31, 2009 - $5,856) was owed to two of the directors as reimbursable expenses and it was included in accounts payable and accrued liabilities.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

8.     SEGMENTED INFORMATION

The Company's operations comprise a single reporting operating segment engaged in the business of mineral exploration. As the operations comprise a single reporting segment amounts disclosed in the statements of operations and comprehensive loss for the period and loss per share also represent segment amounts.

All of the Company's operations and assets are located in Canada.

9.     ADMINISTRATIVE EXPENSES

	Three months ended March 31,
	2010	2009
Accounting, tax and corporate services	$19,808	$18,721
Shareholder relations	1,552	2,845
Professional fees	75,743	47,870
Management fees	34,500	24,000
Transfer agent, listing and filing fees	35,086	6,690
General and administration	22,418	12,622
Travel	23,927	24,247
Occupancy costs	3,750	3,750
Interest and bank charges	8,449	372
Advertising and promotion	79,719	48,838
Consulting fees	45,000	47,083
Insurance	9,990	7,560

	$359,942	$244,598

10.     COMMITMENT

The Company is committed to spending approximately $1,953,000 associated with the flow-through offerings that were completed in fiscal 2009 and January 22, 2010. The Company is in the process of complying with its flow-through contractual obligations with subscribers with respect to the requirements of the Income Tax Act (Canada).

Spider Resources Inc.
(A Development Stage Company)
Notes to Interim Financial Statements
(Unaudited)
Three months ended March 31, 2010

11.    SUBSEQUENT EVENTS

(a) On April 6, 2010, a total of 166,666 warrants were exercised for 166,666 common shares of Spider at $0.10 per share for gross proceeds of $16,666.

(b) On April 13, 2010, a total of 333,333 warrants were exercised for 333,333 common shares of Spider at $0.05 per share for gross proceeds of $16,667.

(c) On April 20, 2010, a total of 1,000,000 warrants were exercised for 1,000,000 common shares of Spider at $0.05 per share for gross proceeds of $50,000.

(d) On April 26, 2010, a total of 416,666 warrants were exercised for 416,666 common shares of Spider at $0.05 per share for gross proceeds of $20,833.  In addition, a total of 358,500 agent options were exercised for 358,500 common shares of Spider at $0.06 per share for gross proceeds of $21,510 and 358,500 warrants with an exercise price of $0.10 and expiry date of December 24, 2011, were issued.

(e) On May 3, 2010, a total of 583,333 warrants were exercised for 583,333 common shares of Spider at $0.05 per share for gross proceeds of $29,167.

(f) On May 3, 2010, a total of 416,666 warrants were exercised for 416,666 common shares of Spider at $0.05 per share for gross proceeds of $20,833.

(g) On May 14, 2010, 912,299 agent options were exercised for 912,299 common shares of Spider at $0.06 per share for gross proceeds of $54,738 and 912,299 warrants with an exercise price of $0.10 and expiry date of December 24, 2011, were issued.

(h) On May 14, 2010, 88,701 agent options were exercised for 88,701 common shares of Spider at $0.06 per share for gross proceeds of $5,322 and 88,701 warrants with an exercise price of $0.10 and expiry date of December 30, 2011, were issued.

(i) On May 17, 2010, a total of 416,666 warrants were exercised for 416,666 common shares of Spider at $0.05 for gross proceeds of $20,833.

(j) On May 21, 2010, 449,202 agent options were exercised for 449,202 common shares of Spider at $0.06 per share for gross proceeds of $26,952 and 449,202 warrants with an exercise price of $0.10 and expiry date of December 30, 2011, were issued.

(k) On May 25, 2010, Spider and KWG Resources Inc. (“KWG”) entered into a binding letter agreement (“Letter Agreement”) which sets out the principal terms upon which it is proposed that the two corporations will complete a business combination (the “Merger”), at the conclusion of which the shareholders of each corporation will hold 50% of the outstanding shares of the ongoing public corporation. The combined company will hold a current interest of 53% in the Big Daddy deposit, with the option to earn a further 7% to achieve a 60% interest in the project. It is anticipated that the ongoing public corporation will continue to be named “KWG Resources Inc.” for a period of time after the Merger and will continue to be listed on the TSX Venture Exchange (“TSXV”) and on the Canadian National Stock Exchange (the “CNSX”). Following the Merger, it is proposed that the name of the ongoing public company will be changed to “Spider-KWG Resources Inc.” subject to shareholder and regulatory approvals.

Spider Resources Inc.
(A Development Stage Company)
Notes to Interim Financial Statements
(Unaudited)
Three months ended March 31, 2010

11.    SUBSEQUENT EVENTS (Continued)

(k)(continued) It is anticipated that the Merger will be effected by way of a three cornered amalgamation under the Canada Business Corporations Act (the “CBCA”), pursuant to which Spider will amalgamate with a newly-incorporated, wholly-owned subsidiary of KWG, to become a wholly-owned subsidiary of KWG. Prior to the completion of the Merger, KWG will transfer its interest in the railway right of way, in its 1% net smelter returns royalty covering the Big Daddy Deposit, the Black Thor Deposit and the Black Label Deposit granted by Freewest Resources Canada Inc., and cash in an amount to be agreed upon between KWG and Spider to KWG’s wholly-owned subsidiary, Debuts Diamonds Inc. (“Debuts”), in exchange for Debut’s interest in various diamond exploration projects and a number of common shares of Debuts to be specified, and will distribute all of the outstanding common shares of Debuts to the shareholders of record of KWG.

Under the terms of the Merger:

(i)
all of the common shares of Spider (the “Spider Shares”) outstanding will be exchanged for common shares of KWG (the “KWG Shares”) at the ratio of one (1) Spider Share for that number of KWG Shares equal to:

(1) the number of outstanding KWG Shares, divided by (2) the number of outstanding Spider Shares,

In each case calculated as at the close of business on the date immediately preceding the effective date of the Merger (the “Exchange Ratio”);

(ii)
each of the outstanding warrants to purchase one Spider Share (“Spider Warrant”) will, subject to regulatory approval, be exchanged for a warrant of KWG (“KWG Warrant”) exercisable to acquire that number of KWG Shares equal to the Exchange Ratio. All other terms of such KWG Warrant, including the exercise price and the expiry date thereof, shall be the same as the Spider Warrant;

(iii)
each of the outstanding options (whether or not vested) to acquire one Spider Share will, subject to regulatory approval, be exchanged for an option of KWG exercisable to acquire that number of KWG Shares equal to the Exchange Ratio at an exercise price per KWG Share and on other terms to be agreed upon and included in the definitive agreement in respect of the Merger (the “Definitive Agreement”);

(iv)
each of the outstanding compensation options of Spider (“Spider Unit Compensation Option”) to acquire a unit of Spider (“Spider Unit”), each Spider Unit consisting of one Spider Share and one common share purchase warrant of Spider, will, subject to regulatory approval, be exchanged for one compensation option of KWG (“KWG Unit Compensation Option”) exercisable to acquire a number of units of KWG equal to the Exchange Ratio (“KWG Unit”), each KWG Unit consisting of one KWG Share and one common share purchase warrant of KWG. All other terms of the KWG Unit Compensation Options, including the expiry dates thereof, shall be the same as the Spider Unit Compensation Options for which they are exchanged and all terms of the common share purchase warrants of KWG comprising part of the KWG Unit, including the exercise price and expiry date thereof, shall be the same as the common share purchase warrant of Spider comprising part of the Spider Unit; and

(v)	KWG shall continue with its listing on the TSXV and the CNSX.

Completion of the Merger is subject to a number of conditions, including, but not limited to, confirmatory due diligence, the negotiation and execution of the Definitive Agreement, the receipt of all required regulatory approvals, including the approval of the TSXV, and approval of the shareholders of Spider.

Spider Resources Inc.
(A Development Stage Company)
Notes to Interim Financial Statements
(Unaudited)
Three months ended March 31, 2010

11.    SUBSEQUENT EVENTS (Continued)

(k)(continued) The Merger will be submitted to the shareholders of Spider for consideration and approval at a special meeting to be convened by Spider as soon as possible following the completion, to the satisfaction of Spider and KWG, as applicable, of their due diligence investigations and execution of definitive documentation.

Each party will pay its own costs and expenses (including all legal, accounting and financial advisory fees and expenses) in connection with the Merger, including expenses related to the preparation, execution and delivery of the Letter Agreement, the Definitive Agreement and such other required documents.

In addition, the parties have agreed that each party will pay the other a break fee of CDN$2.3 million if, among other things, the Merger is not completed as a result of such party completing an alternative transaction, including but not limited to a merger, amalgamation, share exchange, business combination, take-over bid, sale or other disposition of material assets, recapitalization, reorganization, liquidation, sale or issuance of a material number of treasury securities (except upon the due exercise of convertible securities outstanding on the date of this news release) or rights or interests therein or thereto or rights or options to acquire any material number of treasury securities or any type of similar transaction involving it or any of its subsidiaries other than with the other party to the Letter Agreement, the board of directors of such party withdraws or modifies, in a manner materially adverse to the other party to the Letter Agreement, its approval or recommendation of the Merger or otherwise fails to make such approval or recommendation, such party enters into a letter of intent or definitive written agreement with respect to a Superior Proposal (as defined in the Letter Agreement), or if such party is subject to a take-over bid initiated by a third party. This break fee will also be payable by Spider to KWG if KWG terminates the Letter Agreement following the failure by Spider to mail a proxy circular and related documents in respect of the Merger to its shareholder on or before June 21, 2010. The parties have further agreed that, in certain other circumstances, Spider will pay a break fee to KWG of CDN$1.1 million or, KWG will pay a break fee to Spider of CDN$1.4 million.

Proposed Take-Over Bids for KWG and/or Spider by Cliffs Natural Resources Inc.

On May 24, 2010, Cliffs Natural Resources Inc. (“Cliffs”) announced that it intends to make take-over bids for all of the issued and outstanding common shares (not already owned by Cliffs or its affiliates) of KWG and/or Spider for cash consideration of $0.13 per share. Cliffs advised that neither bid would be conditional upon the completion of the other. The board of directors of each of Spider and KWG has formed an independent special committee to consider the bid by Cliffs.

(l) On May 26, 2010, a total of 3,500,000 warrants were exercised for 3,500,000 common shares of Spider at $0.10 for gross proceeds of $350,000.  On the same date, 2,500,000 agent options were exercised for 2,500,000 common shares of Spider at $0.03 per share for gross proceeds of $75,000 and 1,250,000 warrants with an exercise price of $0.05 and expiry date of August 7, 2010, were issued and exercised for gross proceeds of $62,500.

Part II(2)(c)

Spider Resources Inc.
Management’s Discussion and Analysis
Three Months Ended
March 31, 2010

Spider Resources Inc.
Management’s Discussion & Analysis
Dated – May 28, 2010	Three Months Ended March 31, 2010

INTRODUCTION

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Spider Resources Inc. (“Spider” or “Company”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the three months ended March 31, 2010. This MD&A has been prepared in compliance with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations. This discussion should be read in conjunction with the audited annual financial statements of the Company for the year ended December 31, 2009, as well as the unaudited interim financial statements for the three months ended March 31, 2010, together with the notes thereto. Results are reported in Canadian dollars, unless otherwise noted. The unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial reporting and, accordingly, do not include all of the information and notes required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results for the interim periods presented are not necessarily indicative of the results that may be expected for any future period. Information contained herein is presented as at May 28, 2010, unless otherwise indicated.

For the purposes of preparing this MD&A, management, in conjunction with the board of directors, considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of Spider common shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Further information about the Company and its operations is available on Spider’s website at www.spiderresources.com or on SEDAR at www.sedar.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement. Specifically, this MD&A includes, but is not limited to, forward-looking statements regarding: the potential of Spider’s properties to contain valuable mineral deposits; the Company’s ability to meet its working capital needs at the current level for the next nine-month period ending in the fourth quarter of fiscal 2010; the plans, costs, timing and capital for future exploration and development of Spider’s property interests, including the costs and potential impact of complying with existing and proposed laws and regulations; management’s outlook regarding future trends; sensitivity analysis on financial

www.spiderresources.com	Page 2

Spider Resources Inc.
Management’s Discussion & Analysis
Dated – May 28, 2010	Three Months Ended March 31, 2010

instruments, which may vary from amounts disclosed; prices and price volatility for minerals; and general business and economic conditions.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond Spider’s ability to predict or control. These risks, uncertainties and other factors include, but are not limited to, mineral price volatility, changes in debt and equity markets, timing and availability of external financing on acceptable terms, the uncertainties involved in interpreting geological data and confirming title to the Company’s properties, the possibility that future exploration results will not be consistent with Spider’s expectations, increases in costs, environmental compliance and changes in environmental and other local legislation and regulation, interest rate and exchange rate fluctuations, changes in economic and political conditions and other risks involved in the mining industry, as well as those risk factors listed in the “Risk and Uncertainties” section below. Readers are cautioned that the foregoing list of factors is not exhaustive of the factors that may affect the forward-looking statements. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A. Such statements are based on a number of assumptions that may prove to be incorrect, including, but not limited to, assumptions about the following: the availability of financing for Spider’s exploration and development activities; the Company’s operating and exploration costs; its ability to retain and attract skilled staff; timing of the receipt of regulatory and governmental approvals for exploration projects and other operations; market competition; and general business and economic conditions.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Spider’s actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

The Company is a reporting issuer under applicable securities legislation in the provinces of Alberta, British Columbia, Ontario and Quebec and its outstanding shares are listed on the TSX Venture Exchange   under the symbol “SPQ”.

DESCRIPTION OF BUSINESS

The Company is an exploration enterprise and carries on business in one segment, being the exploration for valuable minerals, exclusively in Canada.  To date, the Company has not earned significant revenues from its exploration rights and is considered to be in the development stage. As such, the Company has applied Accounting Guideline 11, "Enterprises in the Development Stage", from January 1, 1995, which is the date of inception of the development stage.

The recoverability of amounts shown as mining interests is dependent upon a number of factors including environmental risk, legal and political risk, the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying properties, the ability of the Company to obtain necessary financing to complete the development and future profitable production or proceeds from the disposition thereof.

www.spiderresources.com	Page 3

Spider Resources Inc.
Management’s Discussion & Analysis
Dated – May 28, 2010	Three Months Ended March 31, 2010

Spider's near term goal is to deliver superior returns to shareholders by concentrating on the acquisition of exploration properties that have the potential to contain valuable mineral deposits. The Company plans to focus on certain of its properties, as set out below under “Mineral Exploration Properties”.

OVERALL PERFORMANCE

Management is focusing on and developing the “Big Daddy” chromite deposit.  The Company's long-term goal is to continue to explore the economic potential of the deposit and consider developing the deposit through to commercial production or to sell its interest at a favourable price once an independent valuation has been determined to ensure fairness in the event of a sale of this strategic asset.

KWG Resources Inc. (“KWG”) became operator of the Big Daddy project on April 1, 2010.  KWG and Spider each currently hold a 26.5% interest in the Freewest Option Project, which contains the Big Daddy chromite deposit. KWG and Spider each have the right to earn an additional aggregate 7% interest by spending $10 million by March 31, 2012, or by delivering a positive feasibility study on or before March 31, 2012, and related resource definition study on the deposit as part of their earn-in.  As operator, KWG has proposed to Spider that KWG and Spider undertake a scoping and related resource definition study on the deposit as part of their earn-in. The details of the proposal have yet to be finalized.

See “Subsequent Events” for proposed business combination (“Merger”) between Spider and KWG.

While general economic conditions continue to improve and stability appears to be returning to financial and commodity markets, significant uncertainty concerning the short and medium term global economic outlook persists. Management, in conjunction with the Board of Directors, will continue to monitor these developments and their effect on Spider’s business.

At March 31, 2010, the Company had assets of $27,211,233 and a net equity position of $23,596,559. This compares with assets of $25,385,224 and a net equity position of $22,765,854 at December 31, 2009. The Company has $199,358 of current liabilities and no debt. The Company spent $957,007 during the three months ended March 31, 2010, on exploration activities on its mining interests. At March 31, 2010, the Company had mining interests of $22,928,707, compared to $21,971,700 at December 31, 2009. The majority of expenditures during the three months ended March 31, 2010, were incurred on the Big Daddy chromite deposit.

At March 31, 2010, the Company had working capital of $4,083,158, compared to $3,079,360 at December 31, 2009. The Company had cash of $3,731,461 at March 31, 2010, compared to $2,716,778 at December 31, 2009, an increase of about 37%. The increase in cash during the three months ended March 31, 2010, is primarily due to the private placement that closed on January 22, 2010, for total gross proceeds of $1,754,900.  Refer to “Liquidity and Capital Resources”, below.

The Company plans to spend approximately $1,953,000 resulting from its remaining flow-through commitment at March 31, 2010, associated with its flow-through obligations

The Company plans to undertake an expanded exploration program on its projects in the McFaulds Lake area.  In particular, KWG and Spider have committed to undertake an exploration program on the Big Daddy chromite deposit under which an aggregate of at least $5 million (Spider’s share - $2.5 million and KWG’s share – $2.5 million) will be spent by March 31, 2011.  The details of the proposed program have

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Spider Resources Inc.
Management’s Discussion & Analysis
Dated – May 28, 2010	Three Months Ended March 31, 2010

yet to be finalized.  Spider will also engage in a $100,000 diamond drill program on both the Wawa project and Diagnos Initiative property.

The Company has sufficient cash on hand to fund its working capital needs at the current level for the next nine-month period ending in the fourth quarter of fiscal 2010.  Refer to “Liquidity and Capital Resources” below.

See “Mineral Exploration Properties” below.

TRENDS

The Company anticipates that it will continue to experience net losses as a result of ongoing exploration of its prospective mineral properties and operating costs until such time as revenue-generating activity is commenced. The Company’s future financial performance is dependent on many external factors. Both the price of and the market for copper, zinc, chromite and diamonds are volatile, difficult to predict, and subject to changes in domestic and international political, social, and economic environments. Circumstances and events such as current economic conditions and ongoing volatility in the capital markets could materially affect the future financial performance of the Company. For a summary of other factors and risks that have affected, and which in future may affect, the Company and its financial position, please refer to the sections entitled “Trends” and “Risks and Uncertainties” in the Company’s management's discussion and analysis for the fiscal year ended December 31, 2009, available on SEDAR at www.sedar.com.

MINERAL EXPLORATION PROPERTIES

Spider has been exploring in a vast region of Northern Ontario, now referred to as the “Ring of Fire exploration area” and also to the northeast of Lake Superior near the town of Wawa, Ontario. The Company is involved in three project areas in Ontario, known as “Spider #1”, “Spider #3” and “Wawa”. Of these areas, Spider’s main focus remains on the Spider #3 area, which includes the property optioned by Spider and KWG from Freewest Resources Canada Inc. (“Freewest”) where the Company can earn up to a 30% interest, the Diagnos property, where the Company has a 50% interest, the McFaulds Lake property, currently under option to UC Resources Inc. (“UC”), which can earn up to a 55% interest in this property, leaving the Company with 30% interest, and the Kyle property, optioned to Renforth Resources Inc. (“Renforth”), which can earn up to a 55% interest in the property, leaving the Company with 30% interest.

The following table outlines Spider’s projects and level of involvement:

Property	Claims	Hectares	JV details (potential interest)	Commodity sought

Freewest Option	7	1,280	JV with KWG and Freewest (Spider operator until March 31, 2010, then KWG is operator) Spider to earn 30%	Chrome, nickel, PGMs

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Spider Resources Inc.
Management’s Discussion & Analysis
Dated – May 28, 2010	Three Months Ended March 31, 2010

Diagnos Initiative	22	3,696	JV with KWG (Spider operator) Spider to maintain 50%	Diamonds, base and precious metals

McFaulds Project (W)	51	11,200	UC to earn in from Spider/KWG (UC operator) Spider to reduce to 30%	Copper, zinc
McFaulds Project (E)	73	17,088	UC to earn in on project Spider to reduce to 30%	Copper, zinc
McFaulds Project (N)	13	2,688	UC to earn in on project Spider to reduce to 30%	Copper, zinc

Kyle Project	8	2,048	Renforth to earn in 55% from Spider/KWG (Renforth operator) Spider to reduce to 30%	Diamonds
Renforth claims	15	3,616	Renforth option to reduce to 55% Spider to earn up to 30%	Diamonds, base metals

Wawa Project	45	4,500	JV with KWG (Spider operator) Spider to earn 66 2/3%	Diamonds

MacFadyen Project	5	672	JV with KWG (KWG operator) Spider to reduce to 33 1/3%	Diamonds

Spider #3 Project Area (includes McFaulds, Freewest and Diagnos properties)

The Spider #3 project area is geographically located immediately west of the Spider #1 project area. The project area includes several identified properties, the McFaulds Lake (East and West) VMS (volcanogenic massive sulphide) properties, the Freewest Option property (chromite and PGEs) and the Diagnos Initiative property.

Freewest Option Property

This property, located approximately 15 kilometres southwest of the McFaulds Lake VMS property, includes four 16-unit claims, one 12-unit claim and two additional one-unit mineral claims constituting 78 claim units (1,248 hectare property).

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Spider Resources Inc.
Management’s Discussion & Analysis
Dated – May 28, 2010	Three Months Ended March 31, 2010

Under the terms of the original agreement with Freewest, Spider and KWG agreed to spend an aggregate of $3 million on exploration over a four-year period to earn an initial joint 50% interest in the Freewest Option property. Under this agreement Spider and KWG could earn a cumulative joint 60% interest in the property by delivering a bankable feasibility study on any mineralization identified, and subsequently a cumulative joint 65% interest by arranging financing on behalf of Freewest to put the property into commercial production.  At present, Spider and KWG have earned an initial 50% interest in the property by jointly expending a total of $3 million, as announced on January 16, 2009.

On March 27, 2009, the Company negotiated an amendment to the Freewest Option agreement whereby the option earn-in calls for a $15 million, three-year commitment. As a result of this amendment, the Company no longer is required to prepare a bankable feasibility study within 18 months, as had been called for in the 2005 agreement, upon successful completion of documentation evidencing such amendment and the receipt of all required approvals.   Under the amendment, Spider would have a $7.5 million commitment over the next three years, of which $2.5 million was required to be spent before March 31, 2010. Spider announced on September 14, 2009, that it has amended and restated the December 2005 option agreement.

During most of fiscal 2008, the Company reported that the main exploration focus of the Spider-KWG joint venture was on the massive chromite occurrence. This deposit underwent significant drill testing during the year, as did other nearby deposits. The Big Daddy deposit is located approximately 3.6 kilometres northeast of Noront’s Eagle One Magmatic Massive Sulphide (nickel, copper and PGM), or five kilometres northeast of Noront’s Blackbird One and Two (chromite) discoveries, and four kilometres southwest of Freewest’s Black Thor and Black Label chromite discoveries. Over the course of 2008 several drill holes intersected economic grade chromite mineralization, but much more work was needed to quantify the resource. It was determined that chromite mineralization consists of varying widths of a variable tenor, in many instances high tenor of chrome, forming a series of stacked beds. Additional drilling was required to confirm continuity of the beds from section to section and to the northeast. The deposit was open to depth as well as along strike in both directions. In addition, near surface drilling of the upward extension to surface had not been completed. A number of faults were noted from the drilling, some of which appeared to occur at the contact of the chromite with the surrounding peridotite/dunite. These fault sets were modeled, as they would likely affect the interpretation and continuity of the mineralization from section to section.

During 2009, the main exploration activity of the Spider-KWG joint venture on the Big Daddy chromite deposit was several ground geophysical surveys, designed to outline and delineate the chromium-enriched deposit. The results of the geophysical surveys infer that the earlier drill program, which consisted of 14 drill holes, had only tested the extreme southwest portion of the deposit over a strike length of 400 metres.  The gravimetric survey results, when coupled with the magnetic survey results, inferred that the favourable area of mineralization might extend to drill section 20+00NE and beyond. The deposit remained open to depth and was geophysically inferred to extend to the northeast for a further 700 metres. Drilling commenced in the third quarter of 2009 and continued through the fourth quarter and was completed during the first quarter of 2010.

On January 7, 2010, the Company reported that diamond drilling on the Big Daddy project had resumed, with the intent to complete drilling sufficient to complete a NI 43-101 compliant resource estimate during Q1 2010. In addition, the company reported results of nine holes from the 2009 drilling at Big Daddy, highlighted by hole FW-09-36, which encountered 86.2 metres of chromite mineralization between 9.8 metres and 96.0 metres downhole. The initial 11.2 metres of chromite mineralization in this hole averaged

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Spider Resources Inc.
Management’s Discussion & Analysis
Dated – May 28, 2010	Three Months Ended March 31, 2010

40.14% Cr2O3; the last 48.35 metres averages 41.35% Cr2O3. In addition, hole FW-09-33, after passing through 11.0 metres that averaged 40.29% Cr2O3, entered a narrow nickel sulphide filled fault zone that averages 2.74% nickel, 0.12% cobalt and 1.04 g/t Pt+Pd over 1.0 metres. A sample selected for petrographic analysis was determined to contain a low temperature alteration assemblage of minerals including godlevskite along with veinlets of mackinawite, which infers a possible nearby primary nickel source.  Eight of the nine holes reported on January 7, 2010, encountered chromite mineralization in excess of 35% Cr2O3 over significant widths.

On January 22, 2010, the Company reported results of the remaining six holes from the 2009 drilling at Big Daddy, highlighted by hole FW-09-43, which had encountered two zones of massive chromite mineralization, 24.0 metres averaging 35.75% Cr2O3, as well as 57.0 metres averaging 40.52% Cr2O3, separated by 11.0 metres of thin, massive beds of chromite averaging 15.47% Cr2O3. All six holes reported on this date for Big Daddy encountered chromite mineralization in excess of 35% Cr2O3 over significant widths. Spider also reported that drilling continues, and that it anticipated completion of drilling by the end of January.

On February 16, 2010, Spider reported that all priority drillholes for the 2010 program had been completed, and initial analytical results from 2010 drilling were arriving. Hole FW-10-48 encountered two zones of massive chromite mineralization, 14.85 metres averaging 39.52% Cr2O3, as well as 32.4 metres averaging 42.51% Cr2O3. In light of a First Nations blockade on neighbouring projects, negotiations were underway with First Nations communities to resolve a list of issues related to exploration in the general area. The blockade was subsequently removed in March.

On March 5, 2010, all analytical results were completed and were reported, highlighted by hole FW-09-50, which had encountered chromite mineralized envelope of 126.3 metres, of which 63.3 metres averaged 41.93% Cr2O3 with Cr:Fe ratio of 1.96. As well, seven of the final eight holes encountered grades in excess of 35% Cr2O3. A National Instrument 43-101 compliant resource estimate was to commence on the Big Daddy chromite deposit.

In early March 2010, Spider engaged Micon International Ltd. to complete a National Instrument 43-101 compliant resource estimate on the Big Daddy Deposit. Micon had much earlier visited the project site on two occasions and had been monitoring project progress for nearly one year, having previously reported on the project one year earlier.

On May 3, 2010, Spider announced the initial resource estimate for the Big Daddy chrome deposit.  Micon estimates that within the Massive Chromite Domain Big Daddy is estimated to contain  an indicated resource of 23.2 million tonnes averaging 40.66% Cr2O3, additional inferred resource of 16.3 million tonnes averaging 39.09% Cr2O3.

Spider’s expenditure on this project for Q1 2010 amounted to $946,253.

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Spider Resources Inc.
Management’s Discussion & Analysis
Dated – May 28, 2010	Three Months Ended March 31, 2010

Diagnos Initiative Properties

These properties are prospective for kimberlite and are located in the vicinity of the Kyle properties in the James Bay Lowlands area of Northern Ontario. The properties were acquired by staking and by a purchase agreement in 2005.  During the first quarter of 2006 the Company completed ground geophysical surveying on the six properties. This exploration work has been compiled and interpreted as required for drill positioning, and the Company has presented the results to its joint venture partner for discussion and planning. The Company intends to continue the review of the geophysical results and make plans for drilling selected anomalies during fiscal 2010. Consequently, discretionary exploration expenses for 2010 have been allocated to this project. A few of the claims involved in this project lapsed during Q1 2010 but were subsequently restaked. No exploration work was completed on this project during Q1 2010.

The cost of this program, if undertaken, will be shared equally with KWG. It is anticipated that one target will be drill-tested during 2010 on this project at an estimated cost of $200,000. Spider is responsible for 50% of the cost of this program.

McFaulds Lake VMS Properties

This project covers three properties, the McFaulds (East) property, the McFaulds (West) property and the McFaulds (North) property (the latter property is located north of McFaulds (East) property). Collectively, these volcanogenic massive sulphide (VMS) properties cover approximately 31,000 hectares and are located in the western portion of the James Bay Lowlands. The VMS potential of this diamond exploration project became apparent in 2002 while the company was exploring in joint venture with De Beers Canada Exploration Limited. As a result of the discovery of VMS-style mineralization, the Company and its joint venture partner, KWG, completed several exploration campaigns, including diamond drilling programs, during the period 2003 to early 2007, outlining several VMS-style occurrences, including two where definition drilling was completed (McFaulds #1 and #3 VMS occurrences).

On March 7, 2007, the Company announced the signing of a letter of intent with UC regarding a four-year exploration program on the McFaulds Lake project. This LOI outlined the terms and conditions upon which UC has an option to earn-in up to a 55% undivided interest in the McFaulds Lake project, leaving 45% to be shared pro rata by the Company and KWG.   This agreement was amended in March 2009. To date, UC has earned a 40% interest in the project and upon spending an additional $1.25 million prior to the fourth anniversary (prior to March 2011), UC can earn the entirety of its 55% interest. Then the option agreement would be fulfilled and a formal joint venture would be entered into, with UC holding 55% interest and the Company and KWG holding the remaining 45% interest. The Company would then start spending during the KWG dilution phase, during which KWG’s interest can be reduced to 15%, leaving the Company with 30%, after which all parties contribute pro rata or undergo additional dilution.

During the latter part of 2008, Scott Wilson Roscoe Postle Associates Inc. completed a review of the historical drilling on the McFaulds #1 and #3 occurrences and provided indicated and inferred resource estimates for the two occurrences.  The estimates were included in a technical report that was independently prepared and filed on SEDAR in the third quarter of 2008. The following is a summary only, the reader is referred to the full report, “UPDATED TECHNICAL REPORT ON THE MCFAULDS LAKE PROJECT PORCUPINE MINING DIVISION JAMES BAY LOWLAND, ONTARIO, CANADA”, which may be viewed on SEDAR at www.sedar.com.  The following tables provide details of the resource estimates:

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Spider Resources Inc.
Management’s Discussion & Analysis
Dated – May 28, 2010	Three Months Ended March 31, 2010

Spider Resources – McFaulds 3 Deposit

Location	Indicated Resources
	Tonnes	% Cu	% Zn
Copper-Zinc Domain	802,000	3.75	1.1
Total, Indicated	802,000	3.75	1.1

Notes:
1.	CIM definitions were followed for mineral resources.
2.	Mineral resources are estimated at cutoff grades of 1.5% Cu
3.	Mineral resources are estimated using an average long-term copper price of US$2.50 per pound.
4.	A minimum mining width of two metres was used.

Spider Resources – McFaulds 1 Deposit

Location	Inferred Resources
	Tonnes	% Cu	% Zn
Copper Domain	279,000	2.13	0.58
Zinc Domain	560,700	0.48	3.27
Total, Inferred	839,700	1.03	2.38

Notes:
1.	CIM definitions were followed for mineral resources.
2.	Mineral resources are estimated at cutoff grades of 1.5% Cu and 1% Zn
3.	Mineral resources are estimated using an average long-term copper price of US$2.50 per pound.
4.	A minimum mining width of two metres was used.

At present the McFaulds Lake project area is the focus of attention as a result of some very encouraging news by other explorers in the region; namely Noront and its exploration/pre-feasibility activities related to the magmatic massive sulphide (“MMS”) Eagle’s Nest Deposit located 27.4 km to the west-southwest of the two main McFaulds Lake VMS occurrences. The MMS style mineralization encountered by Noront contains appreciable copper, nickel, platinum, palladium and gold. Much attention is also being given to Noront’s JJ gold occurrence located a few kilometres to the west of the Eagle’s Nest, as well as the chromite potential of the area as noted in the discovery of the Blackbird deposits (of Noront), the Black Label/Black Thor of Cliffs (Freewest) and the Company’s Big Daddy. Noront has also identified Vanadium in their Thunderbird deposit. The geophysical anomalies associated with all these type of occurrences are slightly different than those of VMS-style mineralization that was the original focus of the McFaulds Lake project. Consequently, the historical geophysics over the McFaulds Lake projects (E and W) are undergoing review by UC to ascertain whether there are similar-looking anomalies on this option property. Spider’s management is assisting in this review and planning process.

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Spider Resources Inc.
Management’s Discussion & Analysis
Dated – May 28, 2010	Three Months Ended March 31, 2010

UC completed several holes during 2009, none of which encountered significant mineralization; however, some of the drill results and geophysical work were intriguing. The results of the UC 2009 program were reviewed in Q1 2010 and will continue to be subject of review by Spider management during Q2 2010.

Because this project is currently funded by UC, Spider has no financial requirements for it during fiscal 2010.  Furthermore, information concerning the work done on the property by UC has been provided to Spider by UC.  While management of Spider believes this information to be correct, it has relied on UC in respect of the information provided.

Spider #1 Project Area (includes Kyle and MacFadyen properties)

The Spider #1 project is a regional reconnaissance project located on the western edge of the James Bay Lowlands in northern Ontario. The project was initiated in the early 1990s to explore diamond bearing kimberlite bodies. The project encompasses numerous identified kimberlite occurrences and two distinct project areas, the Kyle project and the MacFadyen project. The project area (except for the Kyle Lake #1 kimberlite) is subject to an agreement whereby Ashton Mining of Canada may acquire a 25% interest under certain conditions. The Company maintains an interest in a minimum number of claims that effectively cover the identified kimberlites.  The Kyle properties are currently the subject of an option agreement with Renforth Resources Inc., whereby Renforth can earn up to a 55% interest in the Kyle properties.

Kyle Properties

These properties consist of five diamondiferous kimberlites, including Kyle Lake #1 and Kyle #3, both of which have undergone mini-bulk testing in earlier exploration campaigns by the Company. Kyle 2, 4 and 5 properties require additional exploration work, having been the subject of only preliminary drilling in 1994 and 1995 by the Company.

These properties are currently subject to an option agreement with Renforth whereby Renforth can earn up to a 55% interest.  In order to earn its interest, Renforth was to make an aggregate of $6 million in exploration expenditures by June 30, 2009, with annual exploration expenditure requirements of $2.0 million. The option agreement was amended in 2007 whereby Renforth advised that it failed to complete the minimum expenditure due by June 30, 2007, and requested an amendment whereby it could make payment in lieu of expenditures. Both Spider and KWG agreed to the amendment. Renforth sought and received a one-year extension on the next work commitment that was due on June 30, 2008. In partial payment for these concessions, Renforth agreed to pay Spider and KWG shares valued at $1.0 million, to be shared in a pro rata manner between Spider and KWG, the levels to be reflective of each party’s current interest.  At the date of this MD&A, Spider has not received the Renforth shares, although Renforth has advised that it intends to deliver the shares.

In addition, Renforth must contribute all of its existing claim holdings (15 claims covering 3,616 hectares) in the Attawapiskat River area, to be added to the Kyle project area.

Spider/KWG will retain a collective 45% in the Kyle properties once Renforth has earned its 55% interest, and Renforth will transfer a 45% interest in its own properties in the project area to Spider/KWG. No less than 75% of the annual $2 million expenditure must be dedicated to the Kyle properties in order for Renforth to acquire its 55% interest. Renforth agreed to fund the project in its entirety for the first three years and as such, is the operator during the earn-in option period.

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Spider Resources Inc.
Management’s Discussion & Analysis
Dated – May 28, 2010	Three Months Ended March 31, 2010

Pursuant to the revision to the Spider/KWG joint venture dated May 12, 2006, KWG agreed to not contribute further to Spider’s exploration program on the Kyle kimberlite project and as such appointed Spider as manager. In May 2006, both parties were deemed to have a 50% interest in the Kyle kimberlite project.  Once Renforth has earned its 55% interest in the project, the underlying agreement terms will apply to Spider and KWG in determination of their respective interests.

No work was reported on this project by Renforth during Q1 2010.

As a result of this project being funded by Renforth’s earn-in agreement, Spider expects to only contribute a minor amount of the spending.   Furthermore, information concerning the work done on the property by Renforth has been provided to Spider by Renforth.  While management of Spider believes this information to be correct, it has relied on Renforth in respect of the information provided.

MacFadyen Property

This property includes three diamond-bearing kimberlites (MacFadyen-1, MacFadyen-2 and Good Friday) located eight kilometres north of the Victor Diamond Mine project of De Beers Canada Explorations Inc. that commenced full production in August 2008.

The Company announced in May 2006 that under a revision to the joint venture with KWG, the Company had permitted its interest level to be diluted to one-third, allowing KWG to expend sufficient funds on its own to obtain up to two-thirds. An exploration agreement was negotiated with the Attawapiskat First Nation covering further exploration programs to be undertaken at the property by KWG over the next two years. Upon its signing, KWG commenced a reconnaissance program in September 2006, and made preparations for a winter drilling program to sample each of the five kimberlite pipes that constitute the MacFadyen cluster.

Initial results of the kimberlite processing of a drilling program carried out by KWG were reported on June 21, 2007, when KWG announced that a 0.23 quarter-carat diamond had been recovered from one of its MacFadyen kimberlite samples. Bulk sample processing and diamond sorting and picking were executed at the SGS Lakefield Research Laboratory in Lakefield, Ontario.

No work has been reported by KWG on this project during Q1 2010.

As a result of this project being the focus of KWG until Spider is diluted to a one-third interest, Spider does not expect to expend any funds on it in the near future.

Project #6 Wawa Diamond Property

This project is located 35 km north of Wawa in central Ontario on the northeast shore of Lake Superior along the Trans-Canada Highway (Hwy 17), encompassing 44.2 square kilometres.

The property encompasses several diamond occurrences in lamprophyre dykes, one of which was drill tested in October 2008 by four short HQ holes totaling 307 metres. These holes were designed to undercut a lamprophyre dyke that hosts numerous diamond bearing xenoliths. This dyke had been previously exposed in 2004/2005 by mechanical stripping over a strike length in excess of 300 metres. Some 42 samples were collected and submitted to SGS Lakefield for caustic dissolution diamond analysis. These samples were processed during Q3 2009.

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Spider Resources Inc.
Management’s Discussion & Analysis
Dated – May 28, 2010	Three Months Ended March 31, 2010

Subsequent to the end of Q3 2009, the Company received micro-diamond results pertaining to the four holes drilled during 2008. Highlights of the caustic dissolution test results included the recovery of a total of 1,095 diamonds from 336 kilograms of xenolith bearing lamprophyre dyke core selected from four diamond drill holes. Of these, eight diamonds were retained on a +0.425 mm sieve, 45 were retained on a +0.300 mm sieve, 140 were retained on a +0.212 mm sieve, 301 were retained on a +0.150 mm sieve and 601 were retained on a +0.106 mm screen. Five of the 8-kilogram samples, in which the number of xenoliths ranged between 6 and 10 in the sample interval, had a group weight for only those diamonds retained on +425 mm screen of 0.01339 carats (equating to 0.33 carats per tonne for 40 kilogram of selected samples). Additional work is being considered for the summer of 2010 to follow up on these encouraging results.

Spider’s expenditure on this project for Q1 2010 amounted to $10,754.

Following are plans related to the Company’s properties for fiscal 2010. Planned expenditures for fiscal 2010 have been estimated based upon expenditure requirements.

Project/Property Name	Plans for Project	Planned Expenditures	Timing for Completion of Planned Activities	Remaining Expenditures (rounded)	Remaining Commitment
Freewest Option	Exploration with intent to define resource	$2,500,000	March 31, 2011	$1,554,000	$2,500,000 (1)
Diagnos Initiative	Diamond drilling	$100,000 (2)	Q4 ‘10	$100,000	$0
McFaulds Project (W)	UC to continue its earn-in	$0	NA	$0	$0
McFaulds Project (E)	UC to continues its earn-in	$0	NA	$0	$0
McFaulds Project (N)	UC to continue its earn-in	$0	NA	$0	$0
Kyle Project Renforth claims	Renforth to continue its earn-in	$0	NA	$0	$0
Wawa Project	Diamond drilling	$100,000	Q4 ‘10	$89,000	$0

www.spiderresources.com	Page 13

Spider Resources Inc.
Management’s Discussion & Analysis
Dated – May 28, 2010	Three Months Ended March 31, 2010

MacFadyen Project	KWG to continue its earn-in to 66.6%	$0	NA	$0	$0

(1)	Additional $2,500,000 to be completed by March 31, 2012; and
(2)	Exploration budget of $200,000 - Spider is responsible for 50% of the cost of the program.

TECHNICAL DISCLOSURE

Mr. Neil Novak, P.Geo., President, Chief Executive Officer and director of the Company, is a Qualified Person as defined under National Instrument 43-101.  Mr. Novak has reviewed and verified the technical information in this MD&A.

ENVIRONMENTAL LIABILITIES

The Company is not aware of any environmental liabilities or obligations associated with its mining interests.  The Company is conducting its operations in a manner that is consistent with governing environmental legislation. Pertaining to the Freewest Option project, AECOM has been retained by the project operator to commence an environmental base line study.

OVERALL OBJECTIVE

The Company’s business objective is to discover a viable mineral deposit, more specifically copper, zinc, chromite and diamonds, on a property in which it holds an interest. The Company is in the business of exploring its mining interests and has not yet determined whether these properties contain an economic mineral deposit. The recoverability of the amounts shown for mining interests is dependent upon: the selling price of copper, zinc, chromite and diamonds or any other commodity that is discovered at the time the Company intends to mine its properties; the existence of economically recoverable reserves; the ability of the Company to obtain the necessary financing to complete exploration and development; government policies and regulations; and future profitable production or proceeds from disposition of such properties.

To date, the Company has not discovered an economic deposit. While discovery of ore-bearing structures may result in substantial rewards, it should be noted that few properties that are explored are ultimately developed into producing mines.

The Company notes that although the exploration of its existing projects is positive, mineral exploration in general is uncertain.  As a result, the Company believes that by acquiring additional mineral properties, it is able to better minimize overall exploration risk. In conducting its search for additional mineral properties, the Company may consider acquiring properties that it considers prospective based on criteria such as the exploration history of the properties, the location of the properties, or a combination of these and other factors. Risk factors to be considered in connection with the Company’s search for and acquisition of additional mineral properties include the significant expenses required to locate and establish mineral reserves; the fact that expenditures made by the Company may not result in discoveries of commercial quantities of minerals; environmental risks; risks associated with land title; the competition faced by the Company; and the potential failure of the Company to generate adequate funding for any such acquisitions. See “Risks and Uncertainties” below.

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Spider Resources Inc.
Management’s Discussion & Analysis
Dated – May 28, 2010	Three Months Ended March 31, 2010

SUMMARY OF QUARTERLY RESULTS

	First	Fourth	Third	Second
	Quarter	Quarter	Quarter	Quarter
	March 31,	December 31,	September 30,	June 30,
	2010	2009	2009	2009
Revenue (including interest and other income)	$91,058	$250,943	$0	$0
Expenses	$407,859	$534,229	$297,863	$548,549
Gain on sale of marketable securities	$0	$0	$0	$0
Future income tax (recovery)	$0	($626,019)	$0	$0
Net income (loss)	($316,801) (1)	$342,733 (2)	($297,863) (3)	($548,549) (4)
Net income (loss) per share basic	$0.00	$0.00	($0.00)	($0.00)
Net income (loss) per share diluted	$0.00	$0.00	($0.00)	($0.00)
Cash flows from (used in) operating activities	($257,999)	($244,174)	($368,833)	($140,005)
Cash and cash equivalents, end of period	$3,731,461	$2,716,778	$3,238,880	$2,261,080
Assets	$27,211,223	$25,385,224	$23,567,913	$21,722,068
Long term liabilities	$3,415,306	$2,285,206	$2,923,025	$2,923,025
	First	Fourth	Third	Second
	Quarter	Quarter	Quarter	Quarter
	March 31,	December 31,	September 30,	June 30,
	2009	2008	2008	2008
Revenue (including interest income)	$0	$0	$0	$0
Expenses	$244,598	$732,804	$163,338	$157,892
Gain on sale of marketable securities	$0	$0	$0	$0
Future income tax (recovery)	$0	($460,107)	$0	$0
Net income (loss)	($244,598) (5)	($272,697) (6)	($163,338) (7)	($157,892) (8)
Net income (loss) per share basic	($0.00)	($0.00)	($0.00)	($0.00)
Net income (loss) per share diluted	($0.00)	($0.00)	($0.00)	($0.00)
Cash flows from (used in) operating activities	($344,908)	($375,190)	$59,286	($370,928)
Cash and cash equivalents, end of period	$2,631,092	$3,205,855	$4,102,592	$4,602,542
Assets	$22,087,429	$22,417,191	$22,852,916	$22,548,038
Long term liabilities	$2,923,025	$2,837,475	$3,392,082	$3,392,082

www.spiderresources.com	Page 15

Spider Resources Inc.
Management’s Discussion & Analysis
Dated – May 28, 2010	Three Months Ended March 31, 2010

Notes:

(1) The net loss of $316,801 principally relates to (i) professional fees of $75,743; (ii) transfer agent fees of $35,086; (iii) advertising and promotion expenses of $79,719; (iv) consulting fees of $45,000; (v) management fees of $34,500; (vi) and stock-option compensation of $47,917. All other expenses related to general working capital purposes.

(2) The net income of $342,733 principally relates to a future income tax recovery of $626,019 and an operator fee of $250,943.  These amounts were partly offset by (i) professional fees of $54,641; (ii) advertising and promotion of $38,470; (iii) consulting fees of $108,900; and (iv) stock option compensation of $207,000.  All other expenses related to general working capital purposes.

(3) The net loss of $297,863 principally relates to (i) professional fees of $62,541; (ii) advertising and promotion of $61,096; and (iii) consulting fees of $40,500. All other expenses related to general working capital purposes.

(4) The net loss of $548,549 principally relates to (i) stock-option compensation of $220,100; (ii) consulting fees of $95,800; (iii) shareholder relations expense of $83,219; and (iv) professional fees of $54,450. All other expenses related to general working capital purposes.

(5) The net loss of $244,598 principally relates to (i) advertising and promotion of $48,838; (ii) professional fees of $47,870; (iii) consulting fees of $47,083; and (iv) travel of $24,247. All other expenses related to general working capital purposes.

(6) The net loss of $272,697 principally relates to (i) stock based compensation of $457,800; (ii) future income tax recovery of $460,107; (iii) professional fees of $60,000; and (iv) consulting fees of $47,500. All other expenses related to general working capital purposes.

(7) The net loss of $163,338 principally relates to (i) accounting and corporate services of $37,004; (ii) consulting fees of $32,500; (iii) management fees of $24,011; and (iv) professional fees of $15,030. All other expenses related to general working capital purposes.

(8) The net loss of $157,892 principally relates to (i) shareholder relations expense of $50,576; (ii) consulting fees of $25,000; (iii) management fees of $24,000 and (iv) professional fees of $16,060. All other expenses related to general working capital purposes.

www.spiderresources.com	Page 16

Spider Resources Inc.
Management’s Discussion & Analysis
Dated – May 28, 2010	Three Months Ended March 31, 2010

RESULTS OF OPERATIONS

Three months ended March 31, 2010, compared with three months ended March 31, 2009

The net loss from operations for the three months ended March 31, 2010, was $316,801 or $0.00 per share, compared to net loss of $244,598 or $0.00 for the comparative period in 2009. The $72,203 increase in loss from operations was driven by several variables, including:

•
The Company incurred a stock-based compensation expense of $47,917 for the three months ended March 31, 2010, compared to the three months ended March 31, 2009 of $nil. The increase can be attributed to the vesting term of 2,000,000 stock options issued on December 21, 2009.   These stock options were granted to an investor relations consultant exercisable over a five-year period at a price of $0.10 per share.  The fair value of these stock options at the date of the grant was estimated using the Black-Scholes valuation model with the following assumptions: a five-year expected term; 167% volatility; risk-free interest rate of 2.57% per annum; and a dividend rate of 0%.  The fair value assigned to these incentive stock options was $92,000.  These stock options will vest quarterly over a period of one year.   There were no stock options granted during the three months ended March 31, 2009.

Several variables are used when determining the value of stock options using the Black-Scholes valuation model:

o
The expected term: the Company used the expected term of five years, which is the maximum term ascribed to these stock options, for the purposes of calculating their value.  The Company chose the maximum term because it is difficult to determine with any reasonable degree of accuracy when these stock options will be exercised.

o
Volatility: the Company used historical information on the market price of its common shares to determine the degree of volatility at the date the stock options were granted.  Therefore, depending on when the stock options were granted and the period of historical information examined, the degree of volatility can be different when calculating the value of different incentive stock options.

o
Risk-free interest rate: the Company used the interest rate available for government securities of an equivalent expected term as at the date of the grant of the stock options.  The risk-free interest rate would vary depending on the date of the grant of the stock options and their expected term.

o
Dividend yield: the Company has not paid dividends in the past because it is in the development stage and has not yet earned any significant income.  Also, the Company does not expect to pay dividends in the foreseeable future because it does not expect to bring its mineral properties into production and earn significant revenue any time soon.  Therefore, a dividend rate of 0% was used for the purposes of the valuation of the incentive stock options.

Incentive stock options are issued to attract key personnel to work for the Company.

•
Professional fees during the three months ended March 31, 2010, were $75,743 (three months ended March 31, 2009 - $47,870). The increase of $27,873 resulted from an increase in services provided by legal counsel in relation to increased corporate activity during the three months ended March 31, 2010, compared to the corresponding period in 2009.

www.spiderresources.com	Page 17

Spider Resources Inc.
Management’s Discussion & Analysis
Dated – May 28, 2010	Three Months Ended March 31, 2010

•
The $9,796 increase in general and administration expenses for the three months ended March 31, 2010, over the comparative period in 2009 is due to director fees of $7,250 incurred in Q1 2010 compared to $nil in the comparative period.

•
Advertising and promotion expense increased by $30,881 during the three months ended March 31, 2010, over the comparative period in 2009 as a result of investor relation expenditures and increased corporate activity.

•
The increase in transfer agent, listing and filing fees of $28,396 during the three months ended March 31, 2010, compared to the year-earlier three months is a result of higher reporting issuer costs incurred in Q1 2010 compared to Q1 2009.

•
Management fees during the three months ended March 31, 2010, were $34,500 compared to the three months ended March 31, 2009, of $24,000.  The monthly payment to the Chief Executive Officer of the Company has increased from $8,000 to $11,500.

•	The increase in interest and bank charges of $8,077 consists of an $8,000 accrual for Part XII.6 tax (Canada) on the Company’s flow-through obligation in Q1 2010 compared to Q1 2009.

•	Other expense fluctuations can be related to small variances seen in accounting and corporate services, interest and bank charges, travel, occupancy costs, consulting fees and insurance.

LIQUIDITY AND CAPITAL RESOURCES

The activities of the Company, principally the acquisition and exploration of properties that have the potential to contain metals, are financed through the completion of equity transactions such as equity offerings and the exercise of incentive stock options, agent options and warrants. For the three months ended March 31, 2010, the Company had the following equity transaction:

•
On January 22, 2010, the Company completed a private placement where an aggregate of 9,823,336 flow-through units, at a price of $0.06 per unit, and 23,310,000 non-flow-through units at price of $0.05 per unit, were issued to subscribers for aggregate proceeds of $1,754,900. Each flow-through unit consists of one common share (issued on a flow-through basis) and one common share purchase warrant (non-flow-through). Each non-flow-through unit consists of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to acquire one common share (which share will not be issued on a flow-through basis) at a price of $0.10 for a period of two years from date of issue.

Spider issued non-transferable compensation options (the “Agent Options”) to purchase up to 3,313,334 Units (the “Agent Units”), of which 982,334 Agent Units are exercisable at an exercise price of $0.06 per Agent Unit and 2,331,000 Agent Units are exercisable at an exercise price of $0.05 per Agent Unit. The Agent Options are exercisable at any time before 5:00 p.m. (Toronto time) on January 22, 2012. Each Agent Unit consists of one common share and one common share purchase warrant exercisable to acquire one common share at an exercise price of $0.10 per share on or before 5:00 p.m. (Toronto time) on the day that is 24 months from January 22, 2010.

www.spiderresources.com	Page 18

Spider Resources Inc.
Management’s Discussion & Analysis
Dated – May 28, 2010	Three Months Ended March 31, 2010

The securities issued under the private placement were subject to a hold period from the date of issuance until May 23, 2010, in accordance with applicable securities laws and TSX Venture Exchange policies.

•	On January 12, 2010, a total of 2,500,000 warrants were exercised for 2,500,000 common shares of Spider at $0.05 per share for gross proceeds of $125,000.

•
On March 16, 2010, total of 1,111,000 warrants were exercised for 1,111,000 common shares of Spider at $0.10 per share for gross proceeds of $111,100. In addition, a total of 200,000 warrants were exercised for 200,000 common shares of Spider at $0.05 per share for gross proceeds of $10,000.

•	On March 17, 2010, a total of 161,666 warrants were exercised for 161,666 common shares of Spider at $0.05 per share for gross proceeds of $8,083.

•
On March 18, 2010, a total of 1,500,000 warrants were exercised for 1,500,000 common shares of Spider at $0.05 per share for gross proceeds of $75,000. In addition, a total of 150,000 warrants were exercised for 150,000 common shares of Spider at $0.03 per share for gross proceeds of $4,500.

•
On March 19, 2010, a total of 2,800,001 warrants were exercised for 2,800,001 common shares of Spider at $0.03 per share for gross proceeds of $84,000. In addition, a total of 416,666 warrants were exercised for 416,666 common shares of Spider at $0.05 per share for gross proceeds of $20,833.

•	On March 22, 2010, a total of 833,333 warrants were exercised for 833,333 common shares of Spider at $0.05 per share for gross proceeds of $41,667.

There is no assurance that future equity capital will be available to the Company in the amounts or at the times desired or on terms that are acceptable to the Company, if at all. See “Risks and Uncertainties” below.

The Company has no operating revenues and therefore must utilize its current cash reserves, funds obtained from the exercise of warrants, stock options, agent options, and other financing transactions to maintain its capacity to meet ongoing discretionary and committed exploration and operating activities.

As of March 31, 2010, the Company had 471,194,433 common shares issued and outstanding, 140,217,328 warrants outstanding which would raise $12,368,883 if exercised in full, and 40,318,515 incentive stock options and agent options outstanding which would raise $3,556,202 if exercised in full.

To date, the cash resources of Spider are held with HSBC Bank Canada.  The Company has no debt and its credit and interest rate risk is minimal. Accounts payable and accrued liabilities are short-term and non-interest bearing.

The Company’s liquidity risk with financial instruments is minimal as excess cash is invested in investment grade short-term deposit certificates.  As of March 31, 2010, the Company’s funds were in two non-interest bearing accounts. The Company did not have any investments as of March 31, 2010.

www.spiderresources.com	Page 19

Spider Resources Inc.
Management’s Discussion & Analysis
Dated – May 28, 2010	Three Months Ended March 31, 2010

In addition, sundry receivables are composed of sales tax receivable from government authorities in Canada and deposits held with service providers.

Accounts payable and accrued liabilities decreased to $199,358 at March 31, 2010, compared to $334,164 at December 31, 2009, primarily due to less accounts payable at March 31, 2010, compared to December 31, 2009. The Company’s cash as at March 31, 2010, is sufficient to pay these liabilities.

The Company’s use of cash at present occurs, and in the future will occur, principally in two areas, namely, funding of its general and administrative expenditures and funding of its investment activities. Those investing activities include the cash components of the cost of acquiring and exploring its mineral claims. Currently, the Company’s operating expenses are averaging approximately $120,000 per month for working capital related expenses. The Company also plans to incur exploration expenditures of $2,700,000 on its mining interests.  Of this, $2,500,000 relates to the Big Daddy chromite deposit and must be spent by March 31, 2011 ($946,000 spent (rounded)); about $200,000 relates to other mining interests, and which the Company anticipates spending by December 31, 2010 ($11,000 spent (rounded)).  See “Mineral Exploration Properties”, above.  The Company’s existing funds on hand at March 31, 2010, are anticipated to be adequate for Spider to meet its working capital needs at the current level for the next nine-month period ending in the fourth quarter of fiscal 2010.   This is subject to the Company’s ability to attract and retain skilled staff and consultants.  The Company’s anticipated spending includes its flow-through commitment of approximately $1,953,000.  The flow-through obligations from fiscal 2009 are required to be spent by December 31, 2010, under the Canadian tax rules regarding flow-through shares. The Company can elect to spend the January 22, 2010, flow-through financing by December 31, 2011, under the same tax rules. The decision where to spend the remaining $210,000 flow-through commitment from the January 22, 2010, flow-through financing will be determined by management in due course.

OFF-BALANCE-SHEET ARRANGEMENTS

As of the date of this filing, the Company does not have any off balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

PROPOSED TRANSACTIONS

There are no proposed transactions of a material nature being considered by the Company other than the Merger between KWG and Spider.  See “Overall Objective” above and “Subsequent Events” below.

TRANSACTIONS WITH RELATED PARTIES

During the three months ended March 31, 2010, the Company paid $34,500 (three months ended March 31, 2009 - $24,000) to Nominex Ltd., a company controlled by Neil Novak, the President and director of the Company, for geological and other services. Included in accounts payable and accrued liabilities is $12,075 (December 31, 2009 - $8,400) owing to Nominex for management services provided.

The Company paid Richard Hamelin, the Vice President of the Company, fees totaling $22,500 for the three months ended March 31, 2010 (three months ended March 31, 2009 - $18,000).

For the three months ended March 31, 2010, legal fees in the amount of $76,553 (three months ended March 31, 2009 - $55,439) were paid to a law firm in which the Corporate Secretary, Carmen Diges, is a

www.spiderresources.com	Page 20

Spider Resources Inc.
Management’s Discussion & Analysis
Dated – May 28, 2010	Three Months Ended March 31, 2010

partner. As at March 31, 2010, this law firm was owed $76,553 (December 31, 2009 - $205,496) and this amount was included in accounts payable and accrued liabilities.

For the three months ended March 31, 2010, the Company paid $7,500 (three months ended March 31, 2009 - $7,500) to Marrelli CFO Outsource Syndicate Inc. ("Marrelli") for the services of Carmelo Marrelli to act as Chief Financial Officer of the Company. The Company's Chief Financial Officer is the president of Marrelli and Marrelli Support Services Inc., a firm that provides accounting services to Spider. During the three months ended March 31, 2010, Spider expensed $21,103 (three months ended March 31, 2009 - $14,173) for services rendered by this firm. In addition, as at March 31, 2010, this firm was owed $12,618 (December 31, 2009 - $15,860) and this amount was included in accounts payable and accrued liabilities.

During the three months ended March 31, 2010, the Company paid consulting fees of $15,000 (three months ended March 31, 2009 - $nil) to James G. Burns, an officer of the Company. As at March 31, 2010, this officer was owed $10,817 (December 31, 2009 - $6,719) and this amount was included in accounts payable and accrued liabilities.

As at March 31, 2010, Franklin Geosciences Ltd. was owed $nil (December 31, 2009 - $24,780) in outstanding consulting fees and unreimbursed expenses.  This amount was included in accounts payable and accrued liabilities. Franklin Geosciences Ltd. is a company beneficially owned by Jim Franklin, a director of the Company.

During the three months ended March 31, 2010, the Company paid $7,250 (three months ended March 31, 2009 - $nil) as director fees. Director fees include payments to Earl Coleman - $1,750; Norman Brewster - $1,500; Bryan Wilson $1,250; Jim Franklin $1,500; and Gregory Roberts - $1,250). As at March 31, 2010, $15,146 (December 31, 2009 - $5,856) was owed to two directors as reimbursable expenses and this amount was included in accounts payable and accrued liabilities (March 31, 2010: Neil Novak - $13,063 and Earl Coleman - $2,083) (March 31, 2009 - Neil Novak - $5,856).

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s unaudited interim financial statements requires management to make certain estimates that affect the amounts reported in the financial statements. The accounting estimates considered significant are the valuation of the Company’s mining interests, warrants and stock-based compensation.

The policy of capitalizing exploration costs to date does not necessarily relate to the future economic value of the exploration properties. The valuation of mining interests is dependent entirely upon the discovery of economic mineral deposits.

The Company uses the Black-Scholes model to determine the fair value of stock options and warrants. The main factor affecting the estimates of stock-based compensation and warrants is the stock price volatility used. The Company uses historical price data and comparables in the estimate of future volatility.

Changes in the accounting estimates in the items discussed above may have a material impact on the financial position of the Company.

www.spiderresources.com	Page 21

Spider Resources Inc.
Management’s Discussion & Analysis
Dated – May 28, 2010	Three Months Ended March 31, 2010

Other items requiring estimates for the three months ended March 31, 2010, are accounts payable and accrued liabilities and asset retirement obligation. Changes in the accounting estimates in these items may have a material impact on the financial position of the Company.

FUTURE ACCOUNTING CHANGES

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009: Section 1582, "Business Combinations", Section 1601, "Consolidated Financial Statements" and Section 1602, "Non-Controlling interests". These new standards will be effective for fiscal years beginning on or after January 1, 2011. Section 1582 replaces section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to IFRS 3 - Business Combinations. Sections 1601 and 1602 together replace section 1600, Consolidated Financial Statements.  Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS IAS 27 - Consolidated and Separate Financial Statements. The Company is in the process of evaluating the requirements of the new standards.

International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board has confirmed that IFRS will replace current Canadian GAAP for publicly accountable enterprises, including the Company, effective for fiscal years beginning on or after January 1, 2011.

Accordingly, the Company will report interim and annual financial statements in accordance with IFRS beginning with the quarter ended March 31, 2011. The Company's 2011 interim and annual financial statements will include comparative 2010 financial statements, adjusted to comply with IFRS.

IFRS Transition Plan

The Company has established a comprehensive IFRS transition plan and engaged third-party advisers to assist with the planning and implementation of its transition to IFRS. The following summarizes the Company's progress and expectations with respect to its IFRS transition plan:

Initial scoping and analysis of key areas for which accounting policies may be impacted by the transition to IFRS.	Complete.

Detailed evaluation of potential changes required to accounting policies, information systems and business processes, including the application of IFRS 1 First-time Adoption of International Financial Reporting Standards.
Complete.

www.spiderresources.com	Page 22

Spider Resources Inc.
Management’s Discussion & Analysis
Dated – May 28, 2010	Three Months Ended March 31, 2010

Final determination of changes to accounting policies and choices to be made with respect to first-time adoption alternatives.	In progress, completion expected during Q2 2010
Resolution of the accounting policy change implications on information technology, business processes and contractual arrangements.	In progress, completion expected during Q3 2010
Quantification of the financial statement impact of changes in accounting policies.	Throughout 2010
Management and employee education and training.	Throughout the transition process

Impact of Adopting IFRS on the Company’s Business

As part of its analysis of potential changes to significant accounting policies, the Company is assessing what changes may be required to its accounting systems and business processes. The Company believes that the changes identified to date are minimal and the systems and processes can accommodate the necessary changes.

To date, the Company has not identified any contractual arrangements that may be affected by potential changes to significant accounting policies.

The Company's staff and advisers involved in the preparation of the financial statements are being trained on the relevant aspects of IFRS and the anticipated changes to accounting policies. Employees of the Company who will be affected by a change to business processes as a result of the conversion to IFRS will also be trained as necessary.

The Board of Directors and the Audit Committee have been regularly updated on the progress of the IFRS conversion plan, and made aware of the evaluation to date of the key aspects of IFRS affecting the Company.

First-time adoption of IFRS

The adoption of IFRS requires the application of IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”), which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires retrospective application of IFRS, effective at the end of its first annual IFRS reporting period. However, IFRS 1 also provides certain optional exemptions and mandatory exceptions to this retrospective treatment.

The Company has identified the following optional exemptions that it expects apply in its preparation of an opening IFRS statement of financial position as at January 1, 2010, its transition date:

•	To apply IFRS 2 Share-based Payments only to equity instruments issued after November 7, 2002, and that had not vested by the transition date.
•	To apply IFRS 3 Business Combinations prospectively from the transition date, therefore not restating business combinations that took place prior to the transition date.

www.spiderresources.com	Page 23

Spider Resources Inc.
Management’s Discussion & Analysis
Dated – May 28, 2010	Three Months Ended March 31, 2010

•
To apply the transition provisions of IFRIC 4 Determining whether an Arrangement Contains a Lease, therefore determining if arrangements existing at the transition date contain a lease based on the circumstances existing at that date.

•
To apply IAS 23 Borrowing Costs prospectively from the transition date. IAS 23 requires the capitalization of borrowing costs directly attributable to the acquisition, production or construction of certain assets.

Prior to reporting interim financial statements in accordance with IFRS for the quarter ending March 31, 2011, the Company may decide to apply other optional exemptions contained in IFRS 1.

IFRS 1 does not permit changes to estimates that have been made previously. Accordingly, estimates used in the preparation of the Company’s opening IFRS statement of financial position as at the transition date will be consistent with those made under current Canadian GAAP. If necessary, estimates will be adjusted to reflect any difference in accounting policy.

Impact of Adopting IFRS on the Company’s Financial Statements

The adoption of IFRS will result in some changes to the Company's accounting policies that are applied in the recognition, measurement and disclosure of balances and transactions in its financial statements.

The following provides a summary of the Company's evaluation to date of potential changes to accounting policies in key areas based on the current standards and guidance within IFRS. This is not intended to be a complete list of areas where the adoption of IFRS will require a change in accounting policies, but to highlight the areas the Company has identified as having the most potential for a significant change. The International Accounting Standards Board has a number of ongoing projects, the outcome of which may have an effect on the changes required to the Company’s accounting policies on adoption of IFRS. At the present time, however, the Company is not aware of any significant expected changes prior to its adoption of IFRS that would affect the summary provided below.

1)	Exploration and Evaluation Expenditures

Subject to certain conditions, IFRS currently allows an entity to determine an accounting policy that specifies the treatment of costs related to the exploration for and evaluation of mineral properties. The Company expects to establish an accounting policy to expense, as incurred, all costs relating to exploration and evaluation until such time as it has been determined that a property has economically recoverable reserves.

The application of this policy on the adoption of IFRS will have a significant impact on the Company’s financial statements. On adoption of IFRS, the carrying value of the mineral resource properties will be reduced to zero (as at the transition date), with a corresponding adjustment to accumulated deficit. All subsequent exploration and evaluation costs will be expensed as incurred until such time as it has been determined that a property has economically recoverable reserves.

www.spiderresources.com	Page 24

Spider Resources Inc.
Management’s Discussion & Analysis
Dated – May 28, 2010	Three Months Ended March 31, 2010

2)	Impairment of (Non-financial) Assets

IFRS requires a write down of assets if the higher of the fair market value and the value in use of a group of assets is less than its carrying value. Value in use is determined using discounted estimated future cash flows. Current Canadian GAAP requires a write down to estimated fair value only if the undiscounted estimated future cash flows of a group of assets are less than its carrying value.

The Company's accounting policies related to impairment of non-financial assets will be changed to reflect these differences. However, the Company does not expect that this change will have an immediate impact on the carrying value of its assets. The Company will perform impairment assessments in accordance with IFRS at the transition date.

3)	Share-based Payments

In certain circumstances, IFRS requires a different measurement of stock-based compensation related to stock options than current Canadian GAAP.

The Company does not expect any changes to its accounting policies related to share-based payments that would result in a significant change to line items within its financial statements.

4)	Asset Retirement Obligations (Decommissioning Liabilities)

IFRS requires the recognition of a decommissioning liability for legal or constructive obligations, while current Canadian GAAP only requires the recognition of such liabilities for legal obligations. A constructive obligation exists when an entity has created reasonable expectations that it will take certain actions.

The Company's accounting policies related to decommissioning liabilities will be changed to reflect these differences. However, the Company does not expect this change will have an immediate impact on the carrying value of its assets.

5)	Property and Equipment

IFRS contains different guidance related to recognition and measurement of property and equipment than current Canadian GAAP.

The Company does not expect any changes to its accounting policies related to property and equipment that would result in a significant change to line items within its financial statements.

6)	Income Taxes

In certain circumstances, IFRS contains different requirements related to recognition and measurement of future (deferred) income taxes.

The Company does not expect any changes to its accounting policies related to income taxes that would result in a significant change to line items within its financial statements.

www.spiderresources.com	Page 25

Spider Resources Inc.
Management’s Discussion & Analysis
Dated – May 28, 2010	Three Months Ended March 31, 2010

Subsequent Disclosures

Further disclosures of the IFRS transition process are expected as follows:

•
The Company’s MD&A for the 2010 interim periods and the year ended December 31, 2010, will include updates on the progress of the transition plan, and, to the extent known, further information regarding the impact of adopting IFRS on key line items in the annual financial statements.

•
The Company's first financial statements prepared in accordance with IFRS will be the interim   financial statements for the three months ending March 31, 2011, which will include notes disclosing transitional information and disclosure of new accounting policies under IFRS. The interim financial statements for the three months ending March 31, 2011, will also include 2010 financial statements for the comparative period adjusted to comply with IFRS, and the Company’s transition date IFRS statement of financial position (at January 1, 2010).

MANAGEMENT OF CAPITAL

The Company’s objective when managing capital is to maintain adequate levels of funding to support the acquisition, exploration and development of mineral properties.

The Company considers its capital to be equity, which comprises share capital, warrants, stock options, contributed surplus, and deficit, which at March 31, 2010, totaled $23,596,559 (December 31, 2009 - $22,765,854).

The Company manages its capital structure in a manner that provides sufficient funding for acquisition, exploration and development of mineral properties. Funds are primarily secured through equity capital raised by way of private placements. There can be no assurance that the Company will be able to continue raising equity capital in this manner.

The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the three months ended March 31, 2010.  The Company is not subject to externally imposed capital requirements.

PROPERTY RISK AND FINANCIAL RISK AFFECTING FINANCIAL INSTRUMENTS

(a) Property risk

The Company's mining interests are the only properties that are currently material to the Company. Unless the Company acquires or develops additional material properties, it will be solely dependent upon its current mining interests. If no additional mineral properties are acquired by the Company, any adverse development affecting the Company's mining interests would have a material adverse effect on its financial condition and results of operations.

www.spiderresources.com	Page 26

Spider Resources Inc.
Management’s Discussion & Analysis
Dated – May 28, 2010	Three Months Ended March 31, 2010

 (b) Financial risk

The Company’s activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate, foreign exchange rate and commodity and equity price risk).  Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to sundry receivables. The Company has no significant concentration of credit risk arising from operations. Financial instruments included in sundry receivables consist of sales tax receivable due from government authorities in Canada and deposits held with service providers. Sundry receivables are in good standing as of March 31, 2010. Management believes that the credit risk concentration with respect to financial instruments is minimal.

Liquidity risk

Liquidity risk refers to the risk that the Company will not be able to meet its financial obligations when they become due, or can only do so at excessive cost. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at March 31, 2010, the Company had a cash balance of $3,731,461 (December 31, 2009 - $2,716,778) to settle current liabilities of $199,358 (December 31, 2009 - $334,164). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.   The Company is committed to spending eligible exploration expenditures of approximately $1,953,000 resulting from flow-through offerings that were completed in fiscal 2009 and on January 22, 2010.

Market risk

(i) Interest rate risk

Interest rate risk is the risk that the fair value of a financial instrument will fluctuate due to changes in market interest rates. The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the creditworthiness of its banks.

(ii) Foreign currency risk

Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the entity’s functional currency. The risk is measured using cash flow forecasting. The Company's functional and reporting currency is the Canadian dollar and major purchases are transacted in Canadian dollars. As a result, the Company's exposure to foreign currency risk is minimal.

www.spiderresources.com	Page 27

Spider Resources Inc.
Management’s Discussion & Analysis
Dated – May 28, 2010	Three Months Ended March 31, 2010

 (iii) Price risk

The Company is exposed to price risk with respect to commodity price. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

(c) Fair Value Hierarchy and Liquidity Risk Disclosure

Fair value measurement of assets and liabilities recognized on the balance sheet is categorized into levels within a fair value hierarchy based on the nature of valuations inputs. The Company's cash is classified in Level 1 within the fair value hierarchy as at March 31, 2010.

Sensitivity analysis

Sundry receivables, which are classified for accounting purposes as loans and receivables, are measured at amortized cost. Accounts payable and accrued liabilities are classified for accounting purposes as other financial liabilities, measured at amortized cost. Due to the short-term nature of these instruments, their carrying value approximates fair value.

Fair value represents the amount that would be exchanged in an arm's length transaction between willing parties and is best evidenced by a quoted market price, if one exists.

Commodity price risk could adversely affect the Company. In particular, the Company’s future profitability and viability depend upon the world market price of valuable minerals. Commodity prices have fluctuated significantly in recent years. There is no assurance that, even if commercial quantities of valuable minerals are produced in the future, a profitable market will exist for them. As of March 31, 2010, the Company was not a producer of valuable minerals.  Even so, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

DISCLOSURE OF INTERNAL CONTROLS

Management has established processes to provide them sufficient knowledge to support representations that they have exercised reasonable diligence that (i) the unaudited  interim financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the unaudited interim financial statements; and (ii) the unaudited  interim financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented.

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

www.spiderresources.com	Page 28

Spider Resources Inc.
Management’s Discussion & Analysis
Dated – May 28, 2010	Three Months Ended March 31, 2010

i)
controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

The following table sets forth a breakdown of material components of mining interests for the three months ended March 31, 2010, and the year ended December 31, 2009.

Exploration expenditures

Projects	March 31, 2010 ($)	December 31, 2009 ($)
Spider #1
Opening balance	7,379,737	7,379,737

Geophysics	nil	nil

Closing balance	7,379,737	7,379,737
Wawa
Opening balance	1,238,770	1,133,232

Contractor wages	6,540	4,440
Geochemical	nil	74,735
Operator costs	nil	7,979
License fees	875	18,120
Travel, meals and accommodation	3,339	264
Geophysics	nil	nil

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Spider Resources Inc.
Management’s Discussion & Analysis
Dated – May 28, 2010	Three Months Ended March 31, 2010

Closing balance	1,249,524	1,238,770
McFaulds Lake
Opening balance	6,176,530	5,999,624

Operator costs	nil	129,684
Drilling costs	nil	nil
Reversal of fees previously accrued for consulting services	nil	nil
Consulting	nil	nil
Valuation report	nil	nil
Claims staking and maintenance	nil	nil
Travel, accommodation and meals	nil	2,865
Geochemical	nil	nil
Other	nil	nil
Geology	nil	nil
Gemcom software	nil	nil
Labour	nil	nil
Transportation	nil	nil
Administration	nil	nil
Rental	nil	nil
First Nations	nil	nil
Camp/lodging/meals/travel	nil	44,357

Closing balance	6,176,530	6,176,530
Diagnos
Opening balance	66,919	66,919

Geophysics	nil	nil

Closing balance	66,919	66,919
Big Daddy Chromite Deposit
Opening balance	4,625,772	1,769,913

Drilling	436,660	1,106,381
Claims staking	nil	nil
Geochemical	201,306	37,161

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Spider Resources Inc.
Management’s Discussion & Analysis
Dated – May 28, 2010	Three Months Ended March 31, 2010

Meals and lodging	110,419	124,612
Operator costs	45,529	528,245
Travel and fuel	17,117	43,424
Contractor wages	58,394	881,758
Survey	49,164	17,583
Geophysics	10,483	116,695
Administration	17,181	nil

Closing balance	5,572,025	4,625,772

Total	20,444,735	19,487,728

Acquisition costs

Projects	March 31, 2010 ($)	December 31, 2009 ($)
Spider #1
Opening balance	1,983,760	1,983,760

No activity	nil	nil

Closing balance	1,983,760	1,983,760
Wawa
Opening balance	466,173	466,173

No activity	nil	nil

Closing balance	466,173	466,173
McFaulds Lake
Opening balance	nil	nil

No activity	nil	nil

Closing balance	nil	nil
Diagnos

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Spider Resources Inc.
Management’s Discussion & Analysis
Dated – May 28, 2010	Three Months Ended March 31, 2010

Opening balance	39	39

No activity	nil	nil

Closing balance	39	39
Big Daddy Chromite Deposit
Opening balance	34,000	34,000

No activity	nil	nil

Closing balance	34,000	34,000

Total	2,483,972	2,483,972

The following table sets forth a breakdown of material components of administrative expenses of the Company for the three months ended March 31, 2010 and 2009.

Administrative Expenses	Three Months Ended
	March 31, 2010	March 31, 2009
	($)	($)
Accounting, tax and corporate services	19,808	18,721
Shareholder relations	1,552	2,845
Professional fees	75,743	47,870
Management fees	34,500	24,000
Transfer agent, listing and filing fees	35,086	6,690
General and administration	22,418	12,622
Travel	23,927	24,247
Occupancy costs	3,750	3,750
Interest and bank charges	8,449	372
Advertising and promotion	79,719	48,838
Consulting fees	45,000	47,083
Insurance	9,990	7,560
Capital tax		-
Totals	359,942	244,598

DISCLOSURE OF OUTSTANDING SHARE DATA

As of the date of this MD&A, Spider had 483,586,465 common shares issued and outstanding.

As of the date of this MD&A, Spider had the following stock options and agent options outstanding:

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Spider Resources Inc.
Management’s Discussion & Analysis
Dated – May 28, 2010	Three Months Ended March 31, 2010

Number of Options and Agent Options	Exercise Price	Expiry Date

300,000	$0.10	August 2, 2010
5,085,018	$0.10	February 8, 2011
1,000,000	$0.10	July 25, 2011
(1) 812,499	$0.06	December 24, 2011
(1) 998,962	$0.06	December 30, 2011
(2) 982,334	$0.06	January 22, 2012
(2) 2,331,000	$0.05	January 22, 2012
10,900,000	$0.10	October 2, 2013
7,100,000	$0.10	April 21, 2014
4,500,000	$0.10	December 21, 2014
2,000,000	$0.10	December 21, 2014
36,009,813

(1)
3,261,663 non-transferable agent options entitling the holders to purchase up to 3,261,663 units at a price of $0.06 per unit for a period of two years from the date of issue. Each unit consist of one common share and one common share purchase warrant exercisable to acquire one common share at the price of $0.10 per share for a period of two years from the date of issue of the agent options. The Company issued two tranches of agent options: (i) 2,083,298 units at a price of $0.06 that expire on December 24, 2011 (1,270,799 units exercised). The attached warrants to these options also expire on December 24, 2011; and (ii) 1,536,865 units at a price of $0.06 that expire on December 30, 2011 (537,903 units exercised). The attached warrants to these agent options also expire on December 30, 2011.

(2)
3,313,334 units, of which 982,334 agent units are exercisable at an exercise price of $0.06 per agent unit and 2,331,000 agent units are exercisable at an exercise price of $0.05 per agent unit. Each agent unit consists of one common share and one common warrant exercisable to acquire one common share at an exercise price of $0.10 per share in a period of two years from the date of issue.

As of the date of this MD&A, Spider had the following warrants outstanding:

Number of Warrants	Exercise Price	Expiry Date

29,389,000	$0.10	(4) October 11, 2010
2,700,000	$0.10	November 27, 2010
470,000	$0.10	November 27, 2010
1,200,000	$0.10	December 30, 2010
(1) 15,388,332	$0.05 - $0.10	July 24, 2011
(2)1,429,999	$0.03 - $0.06	July 28, 2011
(3)12,500,000	$0.05 - $0.10	August 7, 2011
24,158,798	$0.10	December 24, 2011
16,323,235	$0.10	December 30, 2011

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Spider Resources Inc.
Management’s Discussion & Analysis
Dated – May 28, 2010	Three Months Ended March 31, 2010

8,323,336	$0.10	January 22, 2012
23,310,000	$0.10	January 22, 2012

135,192,700

(1)
Each full warrant entitles the holder to acquire one common share (which share will not be issued on a flow-through basis) at a price of $0.05 for a period of one year from the date of issue (July 24, 2010) and thereafter at a price of $0.10 for a period of two years from the date of issue (July 24, 2011).

(2)
Each broker warrant entitles the holder to acquire one common share (which share will not be issued on a flow-through basis) at a price of $0.03 for a period of one year from the date of issue (July 28, 2010) and thereafter at a price of $0.06 for a period of two years from the date of issue (July 28, 2011).

(3)
Each full warrant entitles the holder to acquire one common share (which share will not be issued on a flow-through basis) at a price of $0.05 for a period of one year from the date of issue (August 7, 2010) and thereafter at a price of $0.10 for a period of two years from the date of issue (August 7, 2011).

(4)
The TSX Venture Exchange on October 9, 2009, agreed that Spider could amend the terms of the warrants as follows: (i) extend the term of the warrants by one year until October 11, 2010, and (ii) reduce the exercise price of the warrants from $0.175 per share to $0.10 per share.

RISKS AND UNCERTAINTIES

An investment in the securities of the Company is highly speculative and involves numerous and significant risks. Only investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment should undertake such investment. Prospective investors should carefully consider the risk factors that have affected, and which in the future are reasonably expected to affect, the Company and its financial position. Please refer to the section entitled "Risk and Uncertainties" in the Company's management's discussion and analysis for the fiscal year ended December 31, 2009, available on SEDAR at www.sedar.com. There have been no significant changes to such risk factors since the date thereof.

SUBSEQUENT EVENTS

(a) On April 6, 2010, a total of 166,666 warrants were exercised for 166,666 common shares of Spider at $0.10 per share for gross proceeds of $16,666.

(b) On April 13, 2010, a total of 333,333 warrants were exercised for 333,333 common shares of Spider at $0.05 per share for gross proceeds of $16,667.

(c) On April 20, 2010, a total of 1,000,000 warrants were exercised for 1,000,000 common shares of Spider at $0.05 per share for gross proceeds of $50,000.

(d) On April 26, 2010, a total of 416,666 warrants were exercised for 416,666 common shares of Spider at $0.05 per share for gross proceeds of $20,833.  In addition, a total of 358,500 agent options were exercised for 358,500 common shares of Spider at $0.06 per share for gross proceeds of $21,510 and 358,500 warrants with an exercise price of $0.10 and expiry date of December 24, 2011, were issued.

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Spider Resources Inc.
Management’s Discussion & Analysis
Dated – May 28, 2010	Three Months Ended March 31, 2010

(e) On May 3, 2010, a total of 583,333 warrants were exercised for 583,333 common shares of Spider at $0.05 per share for gross proceeds of $29,167.

(f) On May 3, 2010, a total of 416,666 warrants were exercised for 416,666 common shares of Spider at $0.05 per share for gross proceeds of $20,833.

(g) On May 14, 2010, 912,299 agent options were exercised for 912,299 common shares of Spider at $0.06 per share for gross proceeds of $54,738 and 912,299 warrants with an exercise price of $0.10 and expiry date of December 24, 2011, were issued.

(h) On May 14, 2010, 88,701 agent options were exercised for 88,701 common shares of Spider at $0.06 per share for gross proceeds of $5,322 and 88,701 warrants with an exercise price of $0.10 and expiry date of December 30, 2011, were issued.

(i) On May 17, 2010, a total of 416,666 warrants were exercised for 416,666 common shares of Spider at $0.05 for gross proceeds of $20,833.

(j) On May 21, 2010, 449,202 agent options were exercised for 449,202 common shares of Spider at $0.06 per share for gross proceeds of $26,952 and 449,202 warrants with an exercise price of $0.10 and expiry date of December 30, 2011, were issued.

(k) On May 25, 2010, Spider and KWG entered into a binding letter agreement (“Letter Agreement”) which sets out the principal terms upon which it is proposed that the two corporations will complete a Merger, at the conclusion of which the shareholders of each corporation will hold 50% of the outstanding shares of the ongoing public corporation. The combined company will hold a current interest of 53% in the Big Daddy deposit, with the option to earn a further 7% to achieve a 60% interest in the project. It is anticipated that the ongoing public corporation will continue to be named “KWG Resources Inc.” for a period of time after the Merger and will continue to be listed on the TSX Venture Exchange (“TSXV”) and on the Canadian National Stock Exchange (the “CNSX”). Following the Merger, it is proposed that the name of the ongoing public company will be changed to “Spider-KWG Resources Inc.” subject to shareholder and regulatory approvals.

It is anticipated that the Merger will be effected by way of a three cornered amalgamation under the Canada Business Corporations Act (the “CBCA”), pursuant to which Spider will amalgamate with a newly-incorporated, wholly-owned subsidiary of KWG, to become a wholly-owned subsidiary of KWG. Prior to the completion of the Merger, KWG will transfer its interest in the railway right of way, in its 1% net smelter returns royalty covering the Big Daddy Deposit, the Black Thor Deposit and the Black Label Deposit granted by Freewest Resources Canada Inc., and cash in an amount to be agreed upon between KWG and Spider to KWG’s wholly-owned subsidiary, Debuts Diamonds Inc. (“Debuts”), in exchange for Debut’s interest in various diamond exploration projects and a number of common shares of Debuts to be specified, and will distribute all of the outstanding common shares of Debuts to the shareholders of record of KWG.

Under the terms of the Merger:

(i)
all of the common shares of Spider (the “Spider Shares”) outstanding will be exchanged for common shares of KWG (the “KWG Shares”) at the ratio of one (1) Spider Share for that number of KWG Shares equal to:

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Spider Resources Inc.
Management’s Discussion & Analysis
Dated – May 28, 2010	Three Months Ended March 31, 2010

	(1)	the number of outstanding KWG Shares, divided by
	(2)	the number of outstanding Spider Shares,

In each case calculated as at the close of business on the date immediately preceding the effective date of the Merger (the “Exchange Ratio”);

(ii)
each of the outstanding warrants to purchase one Spider Share (“Spider Warrant”) will, subject to regulatory approval, be exchanged for a warrant of KWG (“KWG Warrant”) exercisable to acquire that number of KWG Shares equal to the Exchange Ratio. All other terms of such KWG Warrant, including the exercise price and the expiry date thereof, shall be the same as the Spider Warrant;

(iii)
each of the outstanding options (whether or not vested) to acquire one Spider Share will, subject to regulatory approval, be exchanged for an option of KWG exercisable to acquire that number of KWG Shares equal to the Exchange Ratio at an exercise price per KWG Share and on other terms to be agreed upon and included in the definitive agreement in respect of the Merger (the “Definitive Agreement”);

(iv)
each of the outstanding compensation options of Spider (“Spider Unit Compensation Option”) to acquire a unit of Spider (“Spider Unit”), each Spider Unit consisting of one Spider Share and one common share purchase warrant of Spider, will, subject to regulatory approval, be exchanged for one compensation option of KWG (“KWG Unit Compensation Option”) exercisable to acquire a number of units of KWG equal to the Exchange Ratio (“KWG Unit”), each KWG Unit consisting of one KWG Share and one common share purchase warrant of KWG. All other terms of the KWG Unit Compensation Options, including the expiry dates thereof, shall be the same as the Spider Unit Compensation Options for which they are exchanged and all terms of the common share purchase warrants of KWG comprising part of the KWG Unit, including the exercise price and expiry date thereof, shall be the same as the common share purchase warrant of Spider comprising part of the Spider Unit; and

(v)	KWG shall continue with its listing on the TSXV and the CNSX.

Completion of the Merger is subject to a number of conditions, including, but not limited to, confirmatory due diligence, the negotiation and execution of the Definitive Agreement, the receipt of all required regulatory approvals, including the approval of the TSXV, and approval of the shareholders of Spider.

The Merger will be submitted to the shareholders of Spider for consideration and approval at a special meeting to be convened by Spider as soon as possible following the completion, to the satisfaction of Spider and KWG, as applicable, of their due diligence investigations and execution of definitive documentation.

Each party will pay its own costs and expenses (including all legal, accounting and financial advisory fees and expenses) in connection with the Merger, including expenses related to the preparation, execution and delivery of the Letter Agreement, the Definitive Agreement and such other required documents.

In addition, the parties have agreed that each party will pay the other a break fee of CDN$2.3 million if, among other things, the Merger is not completed as a result of such party completing an alternative transaction, including but not limited to a merger, amalgamation, share exchange, business combination, take-over bid, sale or other disposition of material assets, recapitalization, reorganization, liquidation, sale or issuance of a material number of treasury securities (except upon the due exercise of convertible

www.spiderresources.com	Page 36

Spider Resources Inc.
Management’s Discussion & Analysis
Dated – May 28, 2010	Three Months Ended March 31, 2010

securities outstanding on the date of this news release) or rights or interests therein or thereto or rights or options to acquire any material number of treasury securities or any type of similar transaction involving it or any of its subsidiaries other than with the other party to the Letter Agreement, the board of directors of such party withdraws or modifies, in a manner materially adverse to the other party to the Letter Agreement, its approval or recommendation of the Merger or otherwise fails to make such approval or recommendation, such party enters into a letter of intent or definitive written agreement with respect to a Superior Proposal (as defined in the Letter Agreement), or if such party is subject to a take-over bid initiated by a third party. This break fee will also be payable by Spider to KWG if KWG terminates the Letter Agreement following the failure by Spider to mail a proxy circular and related documents in respect of the Merger to its shareholder on or before June 21, 2010. The parties have further agreed that, in certain other circumstances, Spider will pay a break fee to KWG of CDN$1.1 million or, KWG will pay a break fee to Spider of CDN$1.4 million.

Proposed Take-Over Bids for KWG and/or Spider by Cliffs Natural Resources Inc.

On May 24, 2010, Cliffs Natural Resources Inc. (“Cliffs”) announced that it intends to make take-over bids for all of the issued and outstanding common shares (not already owned by Cliffs or its affiliates) of KWG and/or Spider for cash consideration of $0.13 per share. Cliffs advised that neither bid would be conditional upon the completion of the other. The board of directors of each of Spider and KWG has formed an independent special committee to consider the bid by Cliffs.

(l) On May 26, 2010, a total of 3,500,000 warrants were exercised for 3,500,000 common shares of Spider at $0.10 for gross proceeds of $350,000. On the same date, 2,500,000 agent options were exercised for 2,500,000 common shares of Spider at $0.03 per share for gross proceeds of $75,000 and 1,250,000 warrants with an exercise price of $0.05 and expiry date of August 7, 2010, were issued and exercised for gross proceeds of $62,500.

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Part II(2)(d)

SPIDER RESOURCES INC.

(A Development Stage Company)

Financial Statements

December 31, 2009 and 2008

Auditors' Report

To the Shareholders of
Spider Resources Inc.

We have audited the balance sheets of Spider Resources Inc. (A Development Stage Company) as at December 31, 2009 and 2008 and the statements of operations and comprehensive loss, deficit, changes in shareholders' equity, and cash flows for each of the years then ended and for the period from January 1, 1995 to December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

“McCarney Greenwood LLP”

Toronto, Canada	McCarney Greenwood LLP
February 22, 2010	Chartered Accountants
Except for Note 14, which is dated March 22, 2010	Licensed Public Accountants

Spider Resources Inc.
(A Development Stage Company)
Balance Sheets

December 31,	2009	2008

Assets
Current assets
Cash (Note 5)	$2,716,778	$3,205,855
Prepaid expenses and sundry receivables	496,746	377,939
Due from KWG Resources Inc. (Note 6(e))	200,000	-

	3,413,524	3,583,794
Mining interests (Note 6)	21,971,700	18,833,397

	$25,385,224	$22,417,191

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$334,164	$166,081

Future income tax liability (Note 10)	2,285,206	2,837,475

	2,619,370	3,003,556

Shareholders' Equity (Statement)	22,765,854	19,413,635

	$25,385,224	$22,417,191

Nature of operations and going concern (Note 1)

Approved by the Board          "Neil Novak"              Director           "Norman Brewster"         Director

The notes to the financial statements are an integral part of these statements.

Spider Resources Inc.
(A Development Stage Company)
Statements of Operations and Comprehensive Loss
			Cumulative from
Year ended December 31,	2009	2008	January 1, 1995

Revenue
Sale of geophysical and geochemical data	$-	$-	$454,168
Gain on sale of mining interests	-	-	116,250

	-	-	570,418

Expenses
Administrative expenses (Note 11)	1,198,139	719,168	7,803,315
Stock based compensation (Note 7(b)(i)(iii))	427,100	457,800	2,704,700
Loss on disposal of property, plant and equipment	-	-	10,844
Write-down of marketable securities	-	-	43,050
Write-down of investments	-	-	794,533
Loss on foreign exchange	-	-	37,159
Write-down of mining interests	-	-	4,925,236

	1,625,239	1,176,968	16,318,837

Other income
Operator's fee	(250,943)	-	(250,943)
Interest	-	-	(14,650)
Gain on sale of marketable securities	-	-	(134,257)

	(250,943)	-	(399,850)

Net loss before income taxes	$(1,374,296)	$(1,176,968)	$(15,348,569)

Future income tax recovery (Note 10)	626,019	460,107	1,827,093

Net loss and comprehensive loss for the period	$(748,277)	$(716,861)	$(13,521,476)

Basic and diluted earning per share (Note 8)	$(0.00)	$(0.00)

The notes to the financial statements are an integral part of these statements.

Spider Resources Inc.
(A Development Stage Company)
Statements of Deficit

			Cumulative from
Year ended December 31,	2009	2008	January 1, 1995

Deficit, beginning of the period	$(16,201,090)	$(15,484,229)	$(572,796)
Retroactive restatement of 2001 future tax liability	-	-	(2,855,095)

Deficit, beginning of period restated	(16,201,090)	(15,484,229)	(3,427,891)
Net loss for the period	(748,277)	(716,861)	(13,521,476)

Deficit, end of the period	$(16,949,367)	$(16,201,090)	$(16,949,367)

The notes to the financial statements are an integral part of these statements.

Spider Resources Inc.
(A Development Stage Company)
Statements of Changes in Shareholders' Equity

	Share Capital	Warrants	Contributed Surplus	Deficit	Total

Balance, December 31, 2007	$30,448,200	$2,273,397	$1,822,643	$(15,484,229)	$19,060,011
Tax effect of flow-through renunciation	(609,000)	-	-	-	(609,000)
Private placements	295,000	-	-	-	295,000
Warrant valuation	(85,000)	85,000	-	-	-
Broker warrant valuation	(6,580)	6,580	-	-	-
Cost of issue - cash	(21,150)	-	-	-	(21,150)
Exercise of stock options	107,235	-	-	-	107,235
Fair value of stock options exercised	31,902	-	(31,902)	-	-
Exercise of warrants	840,600	-	-	-	840,600
Fair value of warrants exercised	267,927	(267,927)	-	-	-
Expiry of warrants	-	(99,919)	99,919	-	-
Fair value of stock options granted	-	-	457,800	-	457,800
Net loss for the year	-	-	-	(716,861)	(716,861)
Balance, December 31, 2008	$31,269,134	$1,997,131	$2,348,460	$(16,201,090)	$19,413,635
Tax effect of flow-through renunciation	(73,750)	-	-	-	(73,750)
Private placements	4,520,400	-	-	-	4,520,400
Warrant valuation	(2,529,973)	2,529,973	-	-	-
Broker options valuation	(448,915)	-	448,915	-	-
Warrant extension adjustment	(674,667)	674,667	-	-	-
Fair value of stock options granted	-	-	427,100	-	427,100
Exercise of warrants	5,100	-	-	-	5,100
Fair value of warrants exercised	3,400	(3,400)	-	-	-
Expiry of warrants	-	(310,884)	310,884	-	-
Cost of issue - cash	(778,354)	-	-	-	(778,354)
Net loss for the year	-	-	-	(748,277)	(748,277)
Balance, December 31, 2009	$31,292,375	$4,887,487	$3,535,359	$(16,949,367)	$22,765,854

See note 7 for share capital, warrants and contributed surplus from the date of inception of the development stage, January 1, 1995 to December 31, 2009

The notes to the financial statements are an integral part of these statements.

Spider Resources Inc.
(A Development Stage Company)
Statements of Cash Flows

			Cumulative from
Year ended December 31,	2009	2008	January 1, 1995
Cash flows used in operating activities
Net loss for the period	$(748,277)	$(716,861)	$(13,521,476)

Adjustment for
Gain on sale of mining interests and
exploration expenditures	-	-	(116,250)
Gain on sale of marketable securities	-	-	(134,257)
Loss on disposal of property, plant
and equipment	-	-	10,844
Write-down of mining interests	-	-	4,925,236
Write-down of investments	-	-	794,533
Write-down of marketable securities	-	-	43,050
Stock based compensation	427,100	457,800	2,704,700
Future income tax recovery	(626,019)	(460,107)	(1,827,093)

Changes in non-cash working capital
Other receivables	(200,000)	102,000	(355,325)
Funds held in trust	-	-	2,500
Prepaid expenses and sundry receivables	(118,807)	(212,394)	(374,492)
Accounts payable and accrued liabilities	168,083	(89,225)	790,348

	(1,097,920)	(918,787)	(7,057,682)

Cash flows used in investing activities
Acquisition of mining interests	(3,138,303)	(2,009,974)	(22,179,427)
Acquisition of property, plant and equipment	-	-	(61,079)
Proceeds from sale of marketable securities	-	-	199,230
Proceeds from disposition of mining interests	-	-	124,000
Proceeds from disposition of investments	-	-	50,000
Purchase of investments	-	-	(695,622)

	(3,138,303)	(2,009,974)	(22,562,898)

(Continued on next page)

The notes to the financial statements are an integral part of these statements.

Spider Resources Inc.
(A Development Stage Company)
Statements of Cash Flows (continued)

			Cumulative from
Year ended December 31,	2009	2008	January 1, 1995

Cash flows provided by financing activities
Proceeds from issuance of share capital	1,541,512	203,420	22,388,532
Proceeds from issuance of warrants	2,978,888	91,580	5,619,260
Proceeds from the exercise of stock options	-	107,235	878,232
Proceeds from the exercise of warrants	5,100	840,600	5,006,737
Issuance of convertible debentures	-	-	300,000
Cost of share issue	(778,354)	(21,150)	(2,837,347)
Due from related parties	-	-	964,489
Repayment of notes payable	-	-	(22,018)

	3,747,146	1,221,685	32,297,885

Net change in cash	(489,077)	(1,707,076)	2,677,305
Cash, beginning of the period	3,205,855	4,912,931	39,473

Cash, end of the period	$2,716,778	$3,205,855	$2,716,778

Supplement schedule of non-cash transactions
Shares issued for acquisition of mining interests	-	-	1,000,000
Shares issued in settlement of debt	-	-	1,580,069
Shares issued for conversion of convertible debentures	-	-	300,000
Warrants issued in settlement of debt	-	-	28,500

The notes to the financial statements are an integral part of these statements.

Spider Resources Inc.
(A Development Stage Company)
Notes to Financial Statements
December 31, 2009 and 2008

1.         NATURE OF OPERATIONS AND GOING CONCERN

Spider Resources Inc. (the "Company" or "Spider") is an exploration enterprise and carries on business in one segment, being the exploration for valuable minerals, exclusively in Canada. To date, the Company has not earned significant revenues from its exploration rights and is considered to be in the development stage. As such, the Company has applied Accounting Guideline 11 "Enterprises in the Development Stage" from January 1, 1995, which is the date of inception of the development stage.

The recoverability of amounts shown as mining interests is dependent upon a number of factors including, among others, environmental risk, legal and political risk, the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying properties, the ability of the Company to obtain necessary financing to complete the development and future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on the basis that the Company is a going concern, which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. The ability of the Company to continue operations is dependent upon obtaining necessary financing to complete the development of its properties and/or the realization of proceeds from the sale of one or more of its properties. The development of  its properties and the future profitability of the Company is directly related to the market price of certain minerals. These financial statements do not include any adjustments related to the carrying values and classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern.

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Measurement uncertainty

The preparation of these financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts and revenues and expenses during the reported period. Actual results may differ from these estimates.

The significant accounting policies are as follows:

Mining interests

Mining interests include wholly-owned mining properties, rights to acquire interests in mining properties and deferred exploration expenditures.

The Company follows the practice of capitalizing all costs relative to the acquisition, exploration and development of its mining interests. These costs will be amortized over the estimated productive life of the property once it is placed into commercial production. If a property is sold, abandoned, or exploration results are negative and no further work is planned in the foreseeable future, the related costs are charged to operations in that year.

The recorded book value of mining interests is not intended to reflect their present or future value.

The recoverability of amounts shown for mining interests and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete development, and future profitable production or proceeds from the disposition thereof.

Proceeds from the sale of a mining interest are applied against related carrying costs and any excess is reflected as a gain in the statement of operations. In the case of a partial sale, if carrying costs exceed the proceeds, only the loss is reflected.

Spider Resources Inc.
(A Development Stage Company)
Notes to Financial Statements
December 31, 2009 and 2008

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Mining interests (Continued)

The Company reviews and evaluates its mining properties for impairment annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amounts of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.

Share issue costs

The Company charges the share issue costs directly to share capital.

Financial Instruments

All financial instruments are classified into one of the following five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held to maturity investments and other financial liabilities which are measured at amortized cost using the effective interest method. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in the statement of operations in the period in which they arise; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is de-recognized or impaired at which time the amounts would be recorded in the statement of operations.

The Company has made the following classifications:

Cash	Held for trading
Sundry receivables	Loans and Receivables
Accounts payable and accrued liabilities	Other liabilities

Transaction costs are expensed as incurred for financial instruments classified as held for trading. For other financial instruments, transaction costs are expensed on initial recognition. The Company accounts for regular purchases and sales of financial assets using trade date accounting.

Capital Disclosures and Financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Capital Disclosures (Handbook Section 1535), Financial Instruments – Disclosures (Handbook Section 3862), and Financial Instruments – Presentation (Handbook Section 3863). These new standards became effective for the Company on January 1, 2008.

Capital Disclosures

Handbook Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The Company has included disclosures recommended by the new Handbook section in Note 3 to these financial statements.

Spider Resources Inc.
(A Development Stage Company)
Notes to Financial Statements
December 31, 2009 and 2008

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Capital Disclosures and Financial Instruments – Disclosures and Presentation (Continued)

Financial Instruments

Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.   The Company has included disclosures recommended by the new Handbook sections in Note 4(b) to these financial statements.

Amendments To Section 1400 – General Standards of Financial Statement Presentation

In June 2007, the CICA amended Handbook Section 1400, Going Concern, to include additional requirements to assess and disclose an entity’s ability to continue as a going concern. Section 1400 is effective for interim and annual reporting periods beginning on or after January 1, 2008. The adoption of this standard had no impact on the Company's operating results or financial position.

Inventories

On January 1, 2008 the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Section 3031 “Inventories,” which requires inventory to be measured at the lower of cost and net realizable value. The standard also provides guidance on the types of costs that can be capitalized and requires reversal of previous inventory write-downs if economic circumstances have changed to support the higher inventory values. The adoption of this standard had no impact on the Company's operating results or financial position.

Asset retirement obligation

The Company measures the expected costs required to retire its mineral properties and mining interests at a fair value which approximates the cost a third party would incur in performing the tasks necessary to abandon the field and restore the site. The fair value is recognized in the financial statements at the present value of expected future cash outflows to satisfy the obligation.

Asset retirement costs are depleted using the unit of production method based on estimated reserves and are included with depletion and amortization expense. The accretion of the liability for the asset retirement obligation is included in the statement of operations. As at December 31, 2009 the Company did not have an asset retirement obligation.

Spider Resources Inc.
(A Development Stage Company)
Notes to Financial Statements
December 31, 2009 and 2008

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes

Income taxes are calculated using the asset and liability method of tax accounting. Under this method, income taxes are recognized for the future income taxes consequences attributable to the difference between the financial reporting and tax bases of assets and liabilities and on unclaimed losses carried forward and are measured using the substantially enacted tax rates that are expected to be in effect when the differences are expected to reverse or losses are expected to be utilized. Future tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not they will be realized.

Flow-through financing

The Company has financed a portion of its exploration activities through the issue of flow-through shares which transfer deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to share capital and the related exploration costs have been charged to mining and resource interests. Under the terms of the flow-through share agreements, the resource expenditure deductions for income tax purposes are renounced to subscribers in accordance with the appropriate income tax legislation. A future tax liability is recorded and share capital is reduced by the estimated tax benefits transferred to the flow-through common share subscribers at the time when the qualifying expenditures are renounced to such subscribers.

Stock-based compensation

The Company has a stock-based compensation plan which is described in Note 7(b) and accounted for using the recommendations in Section 3870 of the CICA Handbook, "Stock-based Compensation and Other Stock based Payments". These recommendations state that all stock-based awards be measured and recognized at the date of grant using the fair value method. The estimated fair value of the stock options is recorded as compensation expense over the vesting period or at the date of grant if the options vest immediately, with the offset recorded in contributed surplus. Any consideration paid to the Company with respect to the exercise of stock options is credited to share capital along with any related amounts in contributed surplus.

New Accounting Standards

Categories of financial assets and liabilities

In June 2009, the Canadian Accounting Standards Board issued an amendment to CICA Section 3862, “Financial Instruments – Disclosures” in an effort to make Section 3862 consistent with International Financial Reporting Standards Section 7 – Disclosures (“IFRS 7”). The purpose was to establish a framework for measuring fair value in GAAP and expand disclosures about fair value measurements. To make the disclosures an entity shall classify fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy shall have the following levels: (Level 1) quoted prices (unadjusted) in active markets for identical assets or liabilities; (Level 2) inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and (Level 3) inputs for the asset or liability that are not based on observable market data (unobservable inputs). These standards apply to interim and annual consolidated financial statements relating to fiscal years ending after September 30, 2009. The Company has included disclosures recommended by the new Handbook section in Note 4(c) to these financial statements.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA approved EIC 173 Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.  This guidance clarified that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments.  This guidance is applicable to fiscal periods ending on or after January 20, 2009. The Company is continually evaluating the effects of this standard.

Spider Resources Inc.
(A Development Stage Company)
Notes to Financial Statements
December 31, 2009 and 2008

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

New Accounting Standards  (Continued)

Mining Exploration Costs

On March 27, 2009, the CICA approved EIC 174, “Mining Exploration Costs”. This provides guidance on capitalization of exploration costs related to mining properties in particular, and on impairment of long-lived assets in general. The Company has applied this new abstract for the year ended December 31, 2009 and there was no significant impact on its financial statements as a result of applying this abstract.

Goodwill and Intangible Assets

In February 2008, the CICA approved Handbook Section 3064, “Goodwill and Intangible Assets” which replaces the existing Handbook Sections 3062, “Goodwill and Other Intangible Assets” and 3450 “Research and Development Costs”. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2009, with earlier application encouraged. The standard provides guidance on the recognition, measurement and disclosure requirements for goodwill and intangible assets. The adoption of this standard had no impact on the Company's operating results or financial position.

Future Accounting Standards

International Financial Reporting Standards (“IFRS”)

In January 2006, the CICA’s Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability.  The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2009 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

The Company is currently assessing the impact of IFRS on its financial statements.

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009: Section 1582, "Business Combinations", Section 1601, "Consolidated Financial Statements" and Section 1602, "Non-Controlling interests". These new standards will be effective for fiscal years beginning on or after January 1, 2011. Section 1582 replaces section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to IFRS 3 - Business Combinations. Sections 1601 and 1602 together replace section 1600, Consolidated Financial Statements. Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS lAS 27 - Consolidated and Separate Financial Statements. The Company is in the process of evaluating the requirements of the new standards.

Spider Resources Inc.
(A Development Stage Company)
Notes to Financial Statements
December 31, 2009 and 2008

3.         CAPITAL MANAGEMENT

The Company’s objective when managing capital is to maintain adequate levels of funding to support the acquisition, exploration and development of mineral properties.

The Company considers its capital to be equity, which comprises share capital, warrants, stock options, contributed surplus, and deficit, which at December 31, 2009 totaled $22,765,854 (2008 - $19,413,635).

The Company manages its capital structure in a manner that provides sufficient funding for acquisition, exploration and development of mineral properties. Funds are primarily secured through equity capital raised by way of private placements. There can be no assurance that the Company will be able to continue raising equity capital in this manner.

The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the year ended December 31, 2009. The Company is not subject to externally imposed capital requirements.

4.         PROPERTY AND FINANCIAL RISK FACTORS

(a)        Property risk

The Company's mining interests are the only properties that are currently material to the Company. Unless the Company acquires or develops additional material properties, the Company will be solely dependent upon its current mining interests. If no additional mineral properties are acquired by the Company, any adverse development affecting the Company's mining interests would have a material adverse effect on the Company's financial condition and results of operations.

(b)        Financial risk

The Company’s activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate, foreign exchange rate and commodity and equity price risk).

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to sundry receivables.  The Company has no significant concentration of credit risk arising from operations. Financial instruments included in sundry receivables consist of sales tax receivable due from government authorities in Canada and deposits held with service providers.  Sundry receivables are in good standing as of December 31, 2009.  Management believes that the credit risk concentration with respect to financial instruments is minimal.

Spider Resources Inc.
(A Development Stage Company)
Notes to Financial Statements
December 31, 2009 and 2008

4.         PROPERTY AND FINANCIAL RISK FACTORS  (Continued)

(b)        Financial risk (Continued)

Liquidity risk

Liquidity risk refers to the risk that the Company will not be able to meet its financial obligations when they become due, or can only do so at excessive cost. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2009, the Company had a cash balance of $2,716,778 (2008 - $3,205,855) to settle current liabilities of $334,164 (2008 - $166,081). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. The Company is also committed to spending approximately $2,320,000 in exploration expenditures by December 31, 2010. If the Company does not spend these funds in compliance with the government of Canada flow-through regulations, it may be subject to litigation from various counterparties. The Company intends to fulfill all flow-through commitments within the given time constraints.

Market risk

(i)  Interest rate risk

Interest rate risk is the risk that the fair value of a financial instrument will fluctuate due to changes in market interest rates. The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the creditworthiness of its banks.

(ii)  Foreign currency risk

Foreign exchange risk arises from future commercial transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency. The risk is measured using cash flow forecasting. The Company's functional and reporting currency is the Canadian dollar and major purchases are transacted in Canadian dollars. As a result, the Company's exposure to foreign currency risk is minimal.

(iii)  Price risk

The Company is exposed to price risk with respect to commodity price. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

Spider Resources Inc.
(A Development Stage Company)
Notes to Financial Statements
December 31, 2009 and 2008

4.         PROPERTY AND FINANCIAL RISK FACTORS  (Continued)

(c)        Fair Value Hierarchy and Liquidity Risk Disclosure

Fair value measurement of assets and liabilities recognized on the balance sheet are categorized into levels within a fair value hierarchy based on the nature of valuations inputs.  The Company's cash is classified in Level 1 within the fair value hierarchy as at December 31, 2009.

Sensitivity analysis

Sundry receivables which are classified for accounting purposes as loans and receivables, are measured at amortized cost. Accounts payable and accrued liabilities are classified for accounting purposes as other financial liabilities, which are measured at amortized cost. Due to the short-term nature of these instruments, their carrying value approximates fair value.

Fair value represents the amount that would be exchanged in an arm's length transaction between willing parties and is best evidenced by a quoted market price, if one exists.

Commodity price risk could adversely affect the Company. In particular, the Company’s future profitability and viability depends upon the world market price of valuable minerals.  Commodity prices have fluctuated significantly in recent years. There is no assurance that, even as commercial quantities of valuable minerals may be produced in the future, a profitable market will exist for them. As of December 31, 2009, the Company was not a producer of valuable minerals. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

Spider Resources Inc.
(A Development Stage Company)
Notes to Financial Statements
December 31, 2009 and 2008

5.         CASH COMMITTED TO FLOW-THROUGH EXPENDITURES

Flow-through common shares require the Company to pay an amount equivalent to the proceeds of the issue on prescribed resource expenditures. If the Company does not incur the committed resource expenditures, it will be required to indemnify the holders of the shares for any tax and other costs payable by them as a result of the Company not making the required resource expenditures.

On November 27, 2008, 4,700,000 common shares were issued for cash under a private placement, flow-through financing. The terms of the financing include the issuance of 4,700,000 "flow-through" common shares of the Company at $0.05 per share for gross proceeds of $235,000.

On December 30, 2008, 1,200,000 common shares were issued for cash under a private placement, flow-through financing. The terms of the financing include the issuance of 1,200,000 "flow-through" common shares of the Company at $0.05 per share for gross proceeds of $60,000.

On July 24, 2009, 48,333,333 common shares were issued for cash under a private placement, flow-through financing. The terms of the financing include the issuance of 48,333,333 "flow-through" common shares of the Company at $0.03 per share for gross proceeds of $1,450,000.

On August 7, 2009, 25,000,000 common shares were issued for cash under a private placement, flow-through financing. The terms of the financing include the issuance of 25,000,000 "flow-through" common shares of the Company at $0.03 per share for gross proceeds of $750,000.

On December 24, 2009, 22,887,999 common shares were issued for cash under a private placement, flow-through financing. The terms of the financing include the issuance of 22,887,999 "flow-through" common shares of the Company at $0.06 per share for gross proceeds of $1,373,280.

On December 30, 2009, 15,785,332 common shares were issued for cash under a private placement, flow-through financing. The terms of the financing include the issuance of 15,785,332 "flow-through" common shares of the Company at $0.06 per share for gross proceeds of $947,120 .

As at December 31, 2009, the Company's remaining commitment with respect to unspent resource expenditures under flow-through common share agreements is approximately $2,320,000 for the 2009 issuances (2008 - $195,284).

6.         MINING INTERESTS

	Cumulative Acquisition Costs		Cumulative Deferred Exploration Expenditures
December 31,	2009	2008	2009	2008

Spider #1 (a) (b)	$1,983,760	$1,983,760	$7,379,737	$7,379,737
Wawa (c)	466,173	466,173	1,238,770	1,133,232
McFaulds Lake (d)	-	-	6,176,530	5,999,624
Big Daddy Chromite Deposit (1) and (e)	34,000	34,000	4,625,772	1,769,913
Diagnos (f)	39	39	66,919	66,919

	$2,483,972	$2,483,972	$19,487,728	$16,349,425

(1) Formerly known as the Freewest property

Spider Resources Inc.
(A Development Stage Company)
Notes to Financial Statements
December 31, 2009 and 2008

6.         MINING INTERESTS (Continued)

Acquisition costs and deferred exploration expenditures

December 31,	2009	2008

Balance at beginning of the year	$18,833,397	$16,823,423
Acquisition costs and deferred exploration expenditures	3,138,303	2,009,974

Balance at end of the year	$21,971,700	$18,833,397

On May 15, 2006, the Company and KWG Resources Inc. ("KWG") agreed to amend and revise their joint venture agreement. The companies agreed to treat each project in their joint venture as a separate joint venture, to enable each company to either increase or decrease its interest in a project based upon their respective strategic objectives. The Company and KWG agreed to have their respective interest established at 50% in all the current projects of the joint venture.

Each party agreed to have its interest diluted by not contributing further to the other party's exploration program until its interest has reached 33 1/3%. At that level, a party's interest in a project may be maintained by contribution to subsequent programs, or suffer further dilution. When an interest has been reduced to less than 10%, it will be automatically converted to a 0.5% NSR in base metals and 1% NSR in precious metals and diamonds.

The six projects that have been developed by the joint venture include: (i) the MacFadyen Kimberlites, (ii) the Kyle Kimberlites, (iii) the Wawa project, (iv) the McFaulds Lake VMS properties, (v) the Freewest Option/Big Daddy Chromite Deposit and (vi) the Diagnos Initiative properties. The Spider #1 project includes the MacFayden Kimberlites project and the Kyle Kimberlites project.

(a)
The Spider #1 project, except for the Kyle Lake #1 Kimberlite, is subject to an agreement whereby Ashton Mining of Canada Inc. may acquire a 25% interest by reimbursing 300% of the exploration and evaluation costs of the discovery prior to the decision to mine. The Company would be awarded a pro rata portion of the reimbursement.

Spider Resources Inc.
(A Development Stage Company)
Notes to Financial Statements
December 31, 2009 and 2008

6.         MINING INTERESTS (Continued)

(b)
On July 20, 2006, the Company, KWG and Renforth Resources Inc. ("Renforth") (formerly Wycliffe Resources Inc.) formed a three year option agreement whereby Renforth can earn a 55% interest in the 5 diamondiferous Kyle Kimberlite properties located in the James Bay Lowlands area of Northern Ontario whereby:

i. Renforth completes an exploration and development program of no less than $6 million over a period of three years, with annual exploration expenditures at the minimum rate of $2 million; and

ii. Renforth contributes all of its existing claim holdings (39 claims covering 7,248 hectares) in the Attawapiskat River area to a mutual joint venture amongst the Company/KWG and Renforth where the Company and KWG will retain 45% in the Kyle properties once Renforth has earned its 55% interest, and Renforth will transfer 45% interest in its properties to the Company/KWG. A minimum of 75% of the annual $2 million expenditure must be dedicated to the Kyle properties in order for Renforth to acquire its 55% interest. Renforth agrees to fund the project in its entirety for the first three years and as such, is the operator during the earn-in option period. Renforth further agrees, at its discretion, to employ former management to oversee the exploration program until such time as they have completed their earn-in. This facilitates the conveyance of information and familiarity with the project area as well as immediate access to local infrastructure and facilities required to launch an exploration program. Terms of employment with former management will be within normal industry standards. On completion of the option earn-in, the program converts to a regular joint venture.

On September 27, 2007, pursuant to the terms of an Amending Letter, the parties agreed to the following changes to the option agreement, which became effective as of September 27, 2008 and are in the process of being formally documented in an amended and restated option agreement whereby:

(1) Renforth will issue to the Company/KWG two million (one million each) of its common shares at a deemed price of $0.50 per share for (i) making up any shortfalls in the first $2 million payment owed to the Company/KWG pursuant to the terms of the option agreement and (ii) rescheduling the remaining work costs otherwise due pursuant to the option agreement over a two year period beginning on the later of June 30, 2009 and the day on which Renforth's common shares begin trading on the TSX Venture Exchange.

(2) Renforth will receive a fully vested 20% interest in the Kyle Claims and subsequent 17.5% fully vested interests for each additional $2 million in work costs which it incurs on the Kyle Claims, up to a maximum 55% interest in the Kyle Claims. The Company/KWG will receive a fully vested 9% interest (4.5% each) in the Renforth Claims and subsequent 18% fully vested interests (9% each) at the time that Renforth receives each additional 17.5% interest, up to a maximum 45% interest (22.5% each) in the Renforth Claims.

(3) One member of the Board of Directors of the Company and one member of the Board of Directors of KWG will be recommended to Renforth's Governance Committee as candidates for directorships.

(c)
The Wawa project is jointly held with KWG with pro rata interest levels adjusted annually in accordance with the exploration expenditures. The project consists of 45 square kilometres of exploration terrain located 35 kilometres north of the town of Wawa, Ontario.

(d)
McFaulds Lake adjoins Spider #1 area. The McFaulds Lake project area measures 70 kilometres by 180 kilometres, and covers approximately 13,000 square kilometres within the Porcupine and Thunder Bay Mining Divisions in the James Bay Lowlands in Ontario. This project area was created as a logical extension to the Spider #1 exploration project area.

Following work performed in 2002 and the discovery of massive sulphide mineralization, KWG/the Company and De Beers Canada Exploration Inc. ("De Beers") entered into a royalty agreement whereby De Beers transferred the acquired participating interest in the project in consideration of a 1.5% (NSR) royalty on all mineral products that may be produced from the property. KWG/the Company had the option to buy back 1/3 (0.5%) of the royalty at any time before April 30, 2008 for a purchase price of $1,500,000. KWG/the Company did not exercise the buy back option.

Spider Resources Inc.
(A Development Stage Company)
Notes to Financial Statements
December 31, 2009 and 2008

6.         MINING INTERESTS (Continued)

On March 6, 2007, the Company signed a Letter of Intent ("LOI") with UC Resources Limited ("UC"), which was amended and replaced by an option agreement dated as of March 6, 2009 regarding a four year exploration program on the McFauld’s Lake volcanic-hosted massive sulphide project, located in northern Ontario in the James Bay Lowlands, held by the Company and its joint venture partner, KWG. This LOI confirms the terms and conditions on which UC will have an option to earn up to a 55% undivided interest in the McFauld’s Lake project, which is currently owned, as an undivided 50% interest, by each of the Company and KWG.

UC shall be the operator of the property during the term of the option and shall have the option to earn up to a 55% undivided interest in the property. To earn its interest, UC must give notice of intent to continue or incur exploration expenditures on the property as follows:

	(1)	10% interest by incurring $1,000,000 in exploration expenditures on or before March 6, 2008 (completed);

	(2)	An additional 15% interest by incurring an additional $1,000,000 in exploration expenditures on or before March 6, 2009 (completed);

	(3)	An additional 15% interest by incurring an additional $1,250,000 in exploration expenditures on or before March 6, 2010 (completed);

	(4)	A final 15% interest by incurring an additional $1,250,000 in exploration expenditures on or before March 6, 2011.

(e)
On December 2, 2005 the Company and its joint venture partner KWG entered into an agreement with Freewest Resources Inc. to acquire a 25% interest in 78 mining property claims contiguous to McFauld's Lake in Ontario. The contribution of the Company in the consideration is as follows:

	•	Issuance of 150,000 common shares (issued) which were valued at $9,000 and pay $25,000 cash (paid).

	•	A commitment to carry out exploration work in the amount of $1,500,000 before October 31, 2009 (including an amount of $100,000 before February 28, 2006 which was paid in 2006).

Each venturer may earn an additional 5% interest each upon subsequent delivery of a bankable feasibility study. The venturers may then increase their combined interest to 60% by arranging production financing.

On September 14, 2009, Spider announced that it has amended and restated the December 2005 Option Agreement with respect to Freewest Resources Canada Inc.’s (“Freewest”) McFauld’s property located in Ontario. Each of Spider and KWG Resources Inc. (“KWG”) has earned a 25% interest in the Big Daddy Chrome property to date, which is comprised of four 16 unit claims, one twelve unit claim and two additional one unit claims (1,248 hectare property), pursuant to an Option Agreement first entered into with Freewest in December 2005.

During the negotiations, the delivery of a Bankable Feasibility Study by the Optionees was removed as a requirement of the earn-in and consequently the Optionees (Spider and KWG) can only vest with 30% each once each fulfills the conditions of the new Option agreement.

Under the Amended Option Agreement, Freewest has granted additional options to KWG and Spider under which each can earn an additional 5% undivided interest (10% in the aggregate) in the McFauld’s joint venture property by incurring an additional $7.5 million in expenditures ($15 million in the aggregate) by March 31, 2012. Each of KWG and Spider can acquire: (i) an additional 1.5% interest in the McFauld’s joint venture property by incurring $2.5 million in expenditures by March 31, 2010, which KWG and Spider have completed; (ii) an additional 1.5% interest in the property by incurring an additional $2.5 million in expenditures by March 31, 2011; and (iii) an additional 2% interest in the property by incurring an additional $2.5 million in expenditures by March 31, 2012. If either KWG or Spider elects not to exercise any portion of its option under the Amended Option Agreement, the other has the right to exercise the option in its place.

Spider Resources Inc.
(A Development Stage Company)
Notes to Financial Statements
December 31, 2009 and 2008

6.         MINING INTERESTS (Continued)

Alternatively, if one or more of the optionees incurs at least $5 million in expenditures and delivers a positive feasibility study to the two other parties on or before March 31, 2012, such optionee or optionees, as the case may be, will be deemed to have earned the aggregate 10% interest in the McFauld’s joint venture property, notwithstanding that less than $15 million of expenditures were incurred prior to that date. Any decision to undertake a positive feasibility study must be made by the operator of the McFauld’s joint venture project, who must notify Freewest of any such decision on or before March 31, 2011.

The Amended Option Agreement further provides that Spider and KWG will alternate as operator of the McFauld’s joint venture project for one-year terms, until March 31, 2012, with Spider acting as initial operator until March 31, 2010. The three parties will decide on the operator for the period after March 31, 2012 by way of majority vote. Pursuant to the option agreement, the operator will receive a 5% operator cost based on the total invoiced expenditures. As of December 31, 2009, Spider earned a total of $250,943 in operator cost.

The Amended Option Agreement also provides that upon the earlier of the termination of the option period, or Spider and KWG acquiring an aggregate 60% interest in the McFauld’s joint venture property, a Joint Venture Agreement among the three parties will automatically enter into effect. The Joint Venture Agreement is a schedule to the Amended Option Agreement.

KWG and Spider have committed to undertake an exploration program on the Big Daddy Chrome Property under which an aggregate of at least $5 million will be spent by March 31, 2010. Such committed exploration expenditures were fully incurred in 2009.

As at December 31, 2009, KWG's contribution to the JV was underfunded. KWG made up the underfunded portion of its contribution subsequent to year end. As a result of the underfunded contribution, KWG owes a balance of $200,000 to Spider as at December 31, 2009.

(f)
During fiscal 2006, the Company and its joint venture partner KWG started this project on the staked property located in the vicinity of the Kyle properties in the James Bay Lowlands area of Northern Ontario.

Spider Resources Inc.
(A Development Stage Company)
Notes to Financial Statements
December 31, 2009 and 2008

7.         SHARE CAPITAL

(a)        COMMON SHARES

Authorized
An unlimited number of common and preference shares issuable in series.

Issued:

	Number of Shares	Amount

Balance, date of Inception on January 1, 1995	39,239,070	$4,099,577
Private placements	11,284,045	2,468,043
Shares issued for acquisition of mineral properties	150,000	31,000
Exercise of stock options	32,000	6,720
Exercise of warrants	3,414,689	631,904

Balance, December 31, 1995	54,119,804	7,237,244
Private placements	17,950,100	4,367,344
Exercise of stock options	740,000	155,400
Exercise of warrants	200,000	66,000

Balance, December 31, 1996	73,009,904	11,825,988
Private placements	4,154,000	1,890,080
Shares issued in settlement of debt	3,913,044	450,000
Exercise of stock options	840,000	176,400
Exercise of warrants	2,050,204	623,954

Balance, December 31, 1997	83,967,152	14,966,422
Shares issued in settlement of debt	4,608,695	530,069

Balance, December 31, 1998	88,575,847	15,496,491
Private placements	3,450,000	330,000

Balance, December 31, 1999	92,025,847	15,826,491
Private placements	13,500,000	1,350,000
Conversion of convertible debt	4,000,000	300,000
Exercise of stock options	621,300	62,130

Balance, December 31, 2000	110,147,147	17,538,621
Private placements	1,500,000	150,000
Shares issued in settlement of debt	4,500,000	450,000
Exercise of stock options	436,364	43,636

Balance, December 31, 2001	116,583,511	18,182,257
Retroactive restatement of share issue costs	-	(942,171)
Exercise of stock options	320,000	32,000

Balance, December 31, 2002	116,903,511	$17,272,086

Spider Resources Inc.
(A Development Stage Company)
Notes to Financial Statements
December 31, 2009 and 2008

7.         SHARE CAPITAL (Continued)

(a)        COMMON SHARES (Continued)

	Number of Shares	Amount

Balance, December 31, 2002	116,903,511	$17,272,086
Private placement - flow-through	14,920,000	1,492,000
Private placement - non-flow-through	9,100,000	910,000
Warrant valuation	-	(724,280)
Shares issued in settlement of debt	1,500,000	150,000
Exercise of stock options	2,830,468	283,047
Exercise of warrants	100,000	12,000
Reversal of warrant valuation on exercise of warrants	-	1,900
Costs of issue	-	(191,756)

Balance, December 31, 2003	145,353,979	19,204,997
Private placement - flow-through	19,409,583	2,675,046
Private placement - non-flow-through	5,000,000	500,000
Warrant valuation	-	(1,350,411)
Broker warrant valuation	-	(158,529)
Conversion of property rights	9,600,000	960,000
Exercise of stock options	4,049,500	410,450
Exercise of warrants	11,650,000	1,398,000
Reversal of warrant valuation on exercise of warrants	-	221,350
Expiry of warrants	-	94,050
Cost of issue - cash	-	(439,665)

Balance, December 31, 2004	195,063,062	23,515,288
Exercise of stock options	200,000	20,000
Reversal of stock option valuation on exercise of stock options	-	6,260
Exercise of warrants	583,333	74,167
Reversal of warrant valuation on exercise of warrants	-	29,500
Private placement - flow-through	8,276,285	579,340
Warrant valuation	-	(256,565)
Broker warrant valuation	-	(30,622)
Private placements	8,480,000	424,000
Warrant valuation	-	(110,240)
Private placement - flow-through	3,840,000	192,000
Warrant valuation	-	(49,920)
Expiry of warrants	-	382,480
Cost of issue - cash	-	(80,828)

Balance, December 31, 2005	216,442,680	$24,694,860

Spider Resources Inc.
(A Development Stage Company)
Notes to Financial Statements
December 31, 2009 and 2008

7.         SHARE CAPITAL (Continued)

(a)        COMMON SHARES (Continued)

	Number of Shares	Amount

Balance, December 31, 2005	216,442,680	$24,694,860
Tax effect of flow-through renunciation	-	(278,610)
Shares issued for mineral property	150,000	9,000
Private placements - flow-through	12,100,855	819,060
Warrant valuation	-	(381,128)
Broker warrant valuation	-	(22,162)
Private placement	2,500,000	150,000
Warrant valuation	-	(57,500)
Expiry of warrants	-	1,503,940
Cost of issue - cash	-	(79,379)

Balance, December 31, 2006	231,193,535	$26,358,081
Tax effect of flow-through renunciation	-	(295,844)
Private placement - flow-through	6,400,000	320,000
Private placement	4,600,000	230,000
Warrant valuation	-	(253,000)
Private placement	400,000	20,000
Warrant valuation	-	(7,245)
Private placement - flow-through	20,000,000	1,800,000
Private placement	10,666,666	960,000
Warrant valuation	-	(1,594,667)
Broker warrant valuation	-	(190,133)
Exercise of warrants	26,998,216	2,676,870
Fair value of warrants exercised	-	622,678
Exercise of stock options	575,000	57,500
Fair value of stock options exercised	-	48,004
Cost of issue	-	(304,044)

Balance, December 31, 2007	300,833,417	$30,448,200
Tax effect of flow-through renunciation (i)	-	(609,000)
Private placement - flow-through (ii)	4,700,000	235,000
Warrant valuation (ii)	-	(65,800)
Broker warrant valuation (ii)	-	(6,580)
Private placement - flow-through (iii)	1,200,000	60,000
Warrant valuation (iii)	-	(19,200)
Exercise of stock options	1,072,350	107,235
Fair value of stock options exercised	-	31,902
Exercise of warrants	8,406,000	840,600
Fair value of warrants exercised	-	267,927
Cost of issue	-	(21,150)

Balance, December 31, 2008	316,211,767	$31,269,134

Spider Resources Inc.
(A Development Stage Company)
Notes to Financial Statements
December 31, 2009 and 2008

7.         SHARE CAPITAL (Continued)

(a)        COMMON SHARES (Continued)

	Number of Shares	Amount

Balance, December 31, 2008	316,211,767	$31,269,134
Private placements - flow-through (iv)(v)	73,333,333	2,200,000
Warrant valuation (iv) (v)	-	(660,000)
Broker warrant valuation (iv)	-	(91,000)
Broker compensation options ("Agent options")(v)	-	(105,000)
Tax effect of flow-through renunciation (vi)	-	(73,750)
Warrant extension adjustment (Note 7(c)(1))	-	(674,667)
Private placement - flow-through (vii)	22,887,999	1,373,280
Warrant valuation (vii)	-	(1,052,848)
Agents option valuation (ix)	-	(343,915)
Private placement - flow-through (viii)	15,785,332	947,120
Warrant valuation (viii)	-	(726,125)
Exercise of warrants	170,000	5,100
Fair value of warrants exercised	-	3,400
Cost of issue - cash	-	(778,354)

Balance, December 31, 2009	428,388,431	$31,292,375

(i)         In connection with the issuance of flow-through shares under the private placements during fiscal 2007, the Company renounced $320,000 and $1,780,000 of qualifying expenditures respectively to the shareholders in February 2008. The tax benefits forgone by the Company relating to these renunciations at the future tax rates amounted to $92,800 and $516,200, respectively.

(ii)        On November 27, 2008, the Company closed a private placement of 4,700,000 flow-through units (the "Flow-Through Units") at a price of $0.05 per unit, for gross proceeds of $235,000. Each Flow-Through Unit will consist of one flow-through common share and one common share purchase warrant (the “Warrant”) and each Hard Dollar Unit will consist of one non flow-through common share and one Warrant. Each whole Warrant will be exercisable for one common share of the Company at $0.05 per share for a period of one year from the date of closing and thereafter a price of $0.10 for a period of one year.

IBK Capital Corp., acting as agent (the “Agent”) was paid a cash fee totaling $21,150 representing 9% of the gross proceeds of 4,700,000 units sold by the Agent under the private placement. Additionally, the Agent received common share purchase warrants to purchase up to 470,000 shares of the Company exercisable for one common share of the Company at $0.05 per share for a period of one year from the date of closing and thereafter a price of $0.10 for a period of one year.

The warrants were valued on the date of issue using the Black-Scholes option pricing model with the following assumptions: dividend yield 0%, risk-free interest rate of 1.78%, expected volatility of 152% and an expected life of 1.5 years. The value attributed to the 4,700,000 warrants and 470,000 broker warrants were $65,800 and $6,580, respectively.

(iii)       On December 30, 2008, the Company closed a private placement of 1,200,000 flow-through units (the "Flow-Through Units") at a price of $0.05 per unit for gross proceeds of $60,000. Each Flow-Through Unit will consist of one flow-through common share and one common share purchase warrant (the “Warrant”) and each Hard Dollar Unit will consist of one non flow-through common share and one Warrant. Each whole Warrant will be exercisable for one common share of the Company at $0.05 per share for a period of one year from the date of closing and thereafter a price of $0.10 for a period of one year.

Spider Resources Inc.
(A Development Stage Company)
Notes to Financial Statements
December 31, 2009 and 2008

7.         SHARE CAPITAL (Continued)

(a)        COMMON SHARES (Continued)

The warrants were valued on the date of issue using the Black-Scholes option pricing model with the following assumptions: dividend yield 0%, risk-free interest rate of 1.11%, expected volatility of 163.9% and an expected life of 1.5 years. The value attributed to the 1,200,000 warrants was $19,200.

(iv)        On July 24, 2009, Spider completed the first tranche of a private placement of 48,333,333 flow-through units at a price of $0.03 per unit, for gross proceeds of $1,450,000. The private placement is part of a larger offering of up to 73,333,333 flow-through units (the “Offering”). Each unit consists of one common share (issued on a flow-through basis) and one-half of one common share purchase warrant. Each full warrant entitles the holder to acquire one common share (which share shall not be issued on a flow-through basis) at a price of $0.05 for a period of one year from the date of issue and thereafter at a price of $0.10 for a period of two years from the date of issue.

Spider engaged IBK Capital Corp. ("IBK") to complete the first tranche of the Offering on a best efforts agency basis. Spider paid an aggregate cash commission in the amount of $102,375 to IBK and its selling group agents and issued 4,550,000 broker warrants (“Broker Warrants”) entitling IBK and its selling group agents to purchase up to 4,550,000 common shares in the capital of Spider at a price of $0.03 for a period of one year from the date of issue and thereafter at a price of $0.06 for a period of two years from the date of issue. IBK engaged the following sub-agents in connection with the completion of the first tranche of the Offering: Brant Securities Limited, Octagon Capital Corp., CIBC Wood Gundy, TD Waterhouse Canada Inc., MGI Securities Inc., and Dundee Securities Corporation.

The securities issued under the private placement are subject to a hold period from the date of issuance until November 25, 2009 in accordance with applicable securities laws and TSX Venture Exchange policies.

The fair value of the 24,166,661 warrants issued in the first tranche of the private placement was estimated to be $435,000 using the Black-Scholes valuation model with the following assumptions:  a two year expected term, 156% volatility, risk-free interest rate of 1.36% per annum and a dividend rate of 0%.

The fair value of the 4,550,000 Broker Warrants was estimated to be $91,000 using the Black-Scholes valuation model with the following assumptions: a two year expected term, 156% volatility, risk-free interest rate of 1.36% per annum and a dividend rate of 0%.

(v)         On August 7, 2009, Spider completed the second tranche of a private placement with the MineralFields Group of 25,000,000 flow-through units at a price of $0.03 per unit, for gross proceeds of $750,000. Each unit consists of one common share (issued on a flow-through basis) and one-half of one common share purchase warrant. Each full warrant entitles the holder to acquire one common share (which share shall not be issued on a flow-through basis) at a price of $0.05 for a period of one year from the date of issue and thereafter at a price of $0.10 for a period of two years from the date of issue.

Spider engaged Limited Market Dealer Inc. to complete the second tranche of the Offering on a best efforts agency basis. Limited Market Dealer Inc. was paid an aggregate cash commission of $37,500 and was issued 2,500,000 broker compensation options ("Agent Options"). Each Agent Option is exercisable for one unit (“Option Unit”) at a price of $0.03 for a period of one year from the date of issue and thereafter at a price of $0.06 for a period of two years from the date of issue. Each Option Unit consists of one common share and one-half of one common share purchase warrant. Each full warrant will be exercisable for one common share at a price of $0.05 until August 7, 2010 and thereafter at a price of $0.10 until August 7, 2011.

The securities issued under the private placement are subject to a hold period from the date of issuance until December 8, 2009 in accordance with applicable securities laws and TSX Venture Exchange policies.

Spider Resources Inc.
(A Development Stage Company)
Notes to Financial Statements
December 31, 2009 and 2008

7.         SHARE CAPITAL (Continued)

(a)        COMMON SHARES (Continued)

The fair value of the 12,500,000 warrants issued in the second tranche of the private placement was estimated to be $225,000 using the Black-Scholes valuation model with the following assumptions: a two year expected term, 155% volatility, risk-free interest rate of 1.36% per annum and a dividend rate of 0%.

The fair value of the 2,500,000 Agent Options was estimated to be $105,000 using the Black-Scholes valuation model with the following assumptions: a two year expected term, 155% volatility, risk-free interest rate of 1.36% per annum and a dividend rate of 0%.

(vi)         In connection with the issuance of flow-through shares under the private placements during the year of 2008, the Company renounced $235,000 and $60,000 of qualifying expenditures respectively to the shareholders in February 2009. The tax benefits forgone by the Company relating to these renunciations at the future tax rates amounted to $58,750 and $15,000, respectively.

(vii)         On December 24, 2009, Spider completed the first tranche of a private placement of 22,887,999 flow-through units at a price of $0.06 per unit, for gross proceeds of $1,373,280. The private placement is part of a larger offering of up to 50,000,000 flow-through units at a price of $0.06 per unit and up to 40,000,000 non flow-through units at the price of $0.05 per unit. Each flow-through unit consists of one common share (issued on a flow-through basis) and  one non flow-through common share purchase warrant. Each full warrant entitles the holder to acquire one common share (which share shall not be issued on a flow-through basis) at a price of $0.10 for a period of two years from the date of issue.

The securities issued under the private placement are subject to a hold period from the date of issuance until April 25,  2010 in accordance with applicable securities laws and TSX Venture Exchange policies.

The fair value of the 22,887,999 warrants issued in the first tranche of the private placement was estimated to be $1,052,848 using the Black-Scholes valuation model with the following assumptions:  a two year expected term, 190% volatility, risk-free interest rate of 1.39% per annum and a dividend rate of 0%.

(viii)         On December 30, 2009, Spider completed a second tranche of a private placement of 15,785,332 flow-through units at a price of $0.06 per unit, for gross proceeds of $947,120. Each unit consists of one common share (issued on a flow-through basis) and  one common share purchase warrant. Each full warrant entitles the holder to acquire one common share (which share shall not be issued on a flow-through basis) at a price of $0.10 for a period of two years from the date of issue.

The securities issued under the private placement are subject to a hold period from the date of issuance until May 1,  2010 in accordance with applicable securities laws and TSX Venture Exchange policies.

The fair value of the 15,785,332 warrants issued in the first tranche of the private placement was estimated to be $726,125 using the Black-Scholes valuation model with the following assumptions:  a two year expected term, 190% volatility, risk-free interest rate of 1.43% per annum and a dividend rate of 0%.

(ix)         Spider engaged Sandfire Securities Inc . ("SSI") to complete the offering. Spider paid an aggregate cash commission in the amount of $132,457 to SSI and its selling group agents and issued 3,620,163 non-transferable compensation options ("Agents Options") entitling SSI and its selling group agents to purchase up to 3,620,163 units at a price of $0.06 per unit for a period of two years from the date of issue. Each unit consist of one common share and one common share purchase warrant exercisable to acquire one common share at the price of $0.10 per share for a period of two years from the date of issue of the Agent Options.  The Company issued two tranches of Agent Options: (i) 2,083,298 units at a price of $0.06 which expire on December 24, 2011.  The attached warrants to these Agent Options also expire on December 24, 2011; and (ii) 1,536,865 units at a price of $0.06 which expire on December 30, 2011.  The attached warrants to these Agent Options also expire on December 30, 2011.

Spider Resources Inc.
(A Development Stage Company)
Notes to Financial Statements
December 31, 2009 and 2008

7.         SHARE CAPITAL (Continued)

(a)        COMMON SHARES (Continued)

(ix)         (Continued) The fair value of the 3,620,163 agents options was estimated to be $343,915 using the Black-Scholes valuation model with the following assumptions: a two year expected term, 190% volatility, risk-free interest rate of 1.39% per annum and a dividend rate of 0%.

(b)        STOCK OPTIONS

The Company maintains an employee stock option plan under which the Board of Directors, or a committee appointed for such purpose, may from time to time grant to employees, officers, directors of, or consultants to, the Company, options to acquire common shares in such numbers, for such terms, and at such exercise prices, as may be determined by the Board or such committee.

The stock option plan provides that the maximum number of common shares in the capital of the Company that may be reserved for issuance for all purposes under the stock option plan shall be equal to 10% of the total issued and outstanding common shares and that the maximum number of common shares which may be reserved for issuance to any one optionee pursuant to share options may not exceed 5% of the common shares outstanding at the time of grant.

The options are valid for a maximum of five years from the date of issue. Vesting of options shall be determined by the Board of Directors of the Company in accordance with applicable stock exchange or other regulatory requirements. The exercise price of options equals the closing price of the Company's stock on the last trading day prior to the date of grant and the minimum exercise price is $0.10 per share.

The following table reflects the continuity of stock options and agent options for the years ended December 31, 2009 and 2008:

	Number of Stock Options and Agent options		Weighted Average Exercise Price ($)
Balance, December 31, 2007	16,382,368		0.14
Granted	10,900,000		0.10
Exercised	(1,072,350)		0.10
Expired	(725,000)		(0.13)
Balance, December 31, 2008	25,485,018		0.12
Granted (i)	7,100,000		0.10
Granted (ii)	2,500,000	Agent Options	0.05
Granted (iii)	4,500,000		0.10
Granted (iv)	2,000,000		0.10
Granted (v)	3,620,163	Agent options	0.06
Expired	(8,200,000)		(0.17)
Balance, December 31, 2009	37,005,181		0.10

The weighted average fair value of options granted during the year is $0.049 (2008 - $0.042).

(i)         On April 21, 2009, the Company granted 7,100,000 options to directors, officers and consultants of Spider exercisable over a five-year period at a price of $0.10 per share. The fair value of these options at the date of the grant was estimated using the Black-Scholes valuation model with the following assumptions: a five year expected term, 127% volatility, risk-free interest rate of 1.87% per annum; and a dividend rate of 0%. The fair value assigned to these options was $220,100 which was expensed to the statement of operations with the corresponding amount allocated to contributed surplus as all options vested when granted.

Spider Resources Inc.
(A Development Stage Company)
Notes to Financial Statements
December 31, 2009 and 2008

7.         SHARE CAPITAL (Continued)

(b)        STOCK OPTIONS (Continued)

(ii)         Note 7(a)(v)

(iii)        On December 21, 2009, the Company granted 4,500,000 options to directors and officers of Spider exercisable over a five-year period at a price of $0.10 per share. The fair value of these options at the date of the grant was estimated using the Black-Scholes valuation model with the following assumptions: a five year expected term, 167% volatility, risk-free interest rate of 2.57% per annum; and a dividend rate of 0%. The fair value assigned to these options was $207,000 which was expensed to the statement of operations with the corresponding amount allocated to contributed surplus as all options vested when granted.

(iv)        On December 21, 2009, Spider granted 2,000,000 options to an investor relations consultant exercisable over a five-year period at a price of $0.10 per share. The fair value of these options at the date of the grant was estimated using the Black-Scholes valuation model with the following assumptions: a five year expected term, 167% volatility, risk-free interest rate of 2.57% per annum; and a dividend rate of 0%. The fair value assigned to these options was $92,000; the options will vest quarterly over a period of one year.

(v)         Note 7(a)(ix)

The following table reflects the actual stock options and agent options issued and outstanding as at December 31, 2009:

Expiry Date	Exercise Price ($)	Outstanding Number of Options and Agent Options	Exercisable Number of Options and Agent Options	Remaining Contractual Life [Years]

Stock Options
February 8, 2011	0.10	5,385,018	5,385,018	1.11
July 25, 2011	0.10	1,000,000	1,000,000	1.56
October 2, 2013	0.10	10,900,000	10,900,000	3.76
April 21, 2014 (Note 7(b)(i))	0.10	7,100,000	7,100,000	4.31
December 21, 2014 (Note 7(b)(iii))	0.10	4,500,000	4,500,000	4.97
December 21, 2014 (Note 7(b)(iv))	0.10	2,000,000	-	4.97

		30,885,018	28,885,018

Agent Options
August 7, 2011 (Note 7(b)(ii))	0.03 - 0.06	2,500,000	2,500,000	1.60
December 24, 2011 (Note 7(b)(v))	0.06	2,083,298	2,083,298	1.98
December 30, 2011 (Note 7(b)(v))	0.06	1,536,865	1,536,865	1.98

	0.10	37,005,181	35,005,181

The weighted average remaining contractual life for the options is 3.31 years.

Spider Resources Inc.
(A Development Stage Company)
Notes to Financial Statements
December 31, 2009 and 2008

7.         SHARE CAPITAL (Continued)

(c)        WARRANTS

The following table reflects the continuity of warrants from January 1, 1995 to December 31, 2009:

	Number of Warrants	Fair Value

Balance, January 1, 1995	-	$-
Private placements	4,150,000	-

Balance, December 31, 1995	4,150,000	-
Private placements	4,429,550	-
Expiry of warrants	(3,950,000)	-
Exercise of warrants	(200,000)	-

Balance, December 31, 1996	4,429,550	-
Private placements	2,077,000	-
Expiry of warrants	(864,146)	-
Exercise of warrants	(2,050,204)	-

Balance, December 31, 1997	3,592,200	-
Private placements	1,650,000	-
Expiry of warrants	(3,592,200)	-

Balance, December 31, 1998 and 1999	1,650,000	-
Private placements	5,000,000	-
Broker warrants	1,150,000	-
Expiry of warrants	(1,650,000)	-

Balance, December 31, 2000	6,150,000	-
Private placements	1,500,000	-

Balance, December 31, 2001	7,650,000	-
Expiry of warrants	(7,650,000)	-

Balance, December 31, 2002	-	-
Private placement - flow-through	14,920,000	440,080
Private placement - non-flow-through	9,100,000	255,700
Settlement of debt	1,500,000	28,500
Exercise of warrants	(100,000)	(1,900)

Balance, December 31, 2003	25,420,000	722,380
Private placement - flow-through	14,409,583	1,105,411
Private placement - non-flow-through	5,000,000	245,000
Broker warrants	2,264,705	158,529
Expiry of warrants	(4,950,000)	(94,050)
Exercise of warrants	(11,650,000)	(221,350)

Balance, December 31, 2004	30,494,288	$1,915,920

Spider Resources Inc.
(A Development Stage Company)
Notes to Financial Statements
December 31, 2009 and 2008

7.         SHARE CAPITAL (Continued)

(c)        WARRANTS (Continued)

	Number of Warrants	Fair Value

Balance, December 31, 2004	30,494,288	$1,915,920
Private placements - flow-through	12,116,285	306,485
Private placement	8,480,000	110,240
Broker warrants	827,629	30,622
Expiry of warrants	(8,320,000)	(382,480)
Exercise of warrants	(583,333)	(29,500)

Balance, December 31, 2005	43,014,869	1,951,287
Private placement - flow-through	12,100,855	381,128
Private placement	2,500,000	57,500
Broker warrants	671,585	22,162
Expiry of warrants	(21,590,955)	(1,503,940)

Balance, December 31, 2006	36,696,354	908,137
Private placement - flow-through	11,000,000	253,000
Private placement	400,000	7,245
Private placement - flow-through	30,666,666	1,594,667
Broker warrants on above private placement	3,066,667	190,133
Expiry of warrants	(4,059,737)	(57,107)
Exercise of warrants	(26,998,216)	(622,678)

Balance, December 31, 2007	50,771,734	2,273,397
Private placement - flow-through (i)	4,700,000	65,800
Broker warrants on above private placement (i)	470,000	6,580
Private placement - flow-through (ii)	1,200,000	19,200
Expiry of warrants	(3,382,401)	(99,919)
Exercise of warrants	(8,406,000)	(267,927)

Balance, December 31, 2008	45,353,333	1,997,131
Private placement - flow-through (iii)	36,666,661	660,000
Broker warrants on above private placement (iii)	4,550,000	91,000
Private placement - flow-through (iv)	22,887,999	1,052,848
Expiry of warrants	(8,316,667)	(310,884)
Warrant extension adjustment (v)	-	674,667
Exercise of warrants	(170,000)	(3,400)
Private placement - flow-through (vi)	15,785,332	726,125

Balance, December 31, 2009	116,756,658	$4,887,487

(i)	See Note 7(a)(ii) for assumptions used in the Black-Scholes option pricing model.
(ii)	See Note 7(a)(iii) for assumptions used in the Black-Scholes option pricing model.
(iii)	See Note 7(a)(iv)(v) for assumptions used in the Black-Scholes option pricing model.
(iv)	See Note 7(a)(ix) for assumptions used in the Black-Scholes option pricing model.
(v)	See Note 7(c)(1) for assumptions used in the Black-Scholes option pricing model.
(vi)	See Note 7(a)(viii) for assumptions used in the Black-Scholes option pricing model.

Spider Resources Inc.
(A Development Stage Company)
Notes to Financial Statements
December 31, 2009 and 2008

7.         SHARE CAPITAL (Continued)

(c)        WARRANTS (Continued)

The following table summarizes  the  warrants issued and outstanding as at December 31, 2009:

Expiry Date	Number of Warrants	Exercise Price	Fair Value

October 11, 2010 (1)	30,666,666	$0.10	$2,269,334
November 27, 2010	4,700,000	0.10	65,800
November 27, 2010	470,000	0.10	6,580
December 30, 2010	1,200,000	0.10	19,200
July 24, 2011	24,166,661	0.05 - 0.10	435,000
July 28, 2011	4,380,000	0.03 - 0.06	87,600
August 7, 2011	12,500,000	0.05 - 0.10	225,000
December 24, 2011	22,887,999	0.10	1,052,848
December 30, 2011	15,785,332	0.10	726,125

	116,756,658		$4,887,487

(1)  Spider made an application to the TSX Venture Exchange (the “Exchange”) to amend certain terms of 30,666,666 warrants, which were issued by Spider on October 11, 2007 as part of a brokered private placement of flow-through and non flow-through units of Spider. Each warrant was exercisable at a price of $0.175 per share until October 11, 2009.

On October 9, 2009 the Exchange  agreed that Spider could amend the terms of the warrants as follows: (i) extend the term of the warrants by one year until October 11, 2010, and (ii) reduce the exercise price of the warrants from $0.175 per share to $0.10 per share (collectively, the “Warrant Amendment”).

The fair value of the amendment terms of the warrants of $674,667 was estimated using the Black-Scholes valuation model with the following assumptions: 172% volatility, risk-free interest rate of 1.56% per annum and a dividend rate of 0%.  This amount was added to the previously calculated Black-Scholes value of $1,594,667 for a combined total of $2,269,334.

Spider Resources Inc.
(A Development Stage Company)
Notes to Financial Statements
December 31, 2009 and 2008

7.         SHARE CAPITAL (Continued)

(d)        CONTRIBUTED SURPLUS

The following is a continuity of contributed surplus:

Balance, January 1, 1995 to December 31, 2001	$ -
Stock option compensation	28,000

Balance, December 31, 2002	28,000
Stock option compensation	60,575

Balance, December 31, 2003	88,575
Stock option compensation	315,825

Balance, December 31, 2004	404,400
Reversal of valuation on exercise of stock options	(6,260)
Stock option compensation	566,633

Balance, December 31, 2005	964,773
Stock option compensation	848,767

Balance, December 31, 2006	1,813,540
Expiry of warrants	57,107
Fair value of options exercised	(48,004)

Balance, December 31, 2007	1,822,643
Stock option compensation	457,800
Expiry of warrants	99,919
Fair value of options exercised	(31,902)

Balance, December 31, 2008	2,348,460
Stock option compensation (Note 7(b)(i)(iii))	427,100
Expiry of warrants	310,884
Agents options (Note 7(a)(v)(ix))	448,915

Balance, December 31, 2009	$3,535,359

Spider Resources Inc.
(A Development Stage Company)
Notes to Financial Statements
December 31, 2009 and 2008

8.         BASIC AND DILUTED LOSS PER SHARE

The following table sets forth the computation of basic and diluted (loss) per share:

	2009	2008
Numerator:
Net (loss) for the year	$(748,277)	$(716,861)
Numerator for basic and diluted (loss) per share	(748,277)	(716,861)

Denominator:
Weighted average number of common shares	347,955,062	308,240,778

Denominator for basic (loss) per share	347,955,062	308,240,778
Effect of dilutive securities:
Stock options (i)	-	-
Warrants (i)	-	-

Denominator for diluted (loss) per share	347,955,062	308,240,778

Basic (loss) per share	$(0.00)	$(0.00)

Diluted (loss) per share	$(0.00)	$(0.00)

(i)	The stock options and warrants were not included in the computation of diluted (loss) per share as their inclusion would be anti-dilutive.

9.         RELATED PARTY TRANSACTIONS

During the year, the Company paid $96,000 (2008 - $96,000) to Nominex Ltd. ("Nominex") a company controlled by the President and director of the Company, for geological and other services. Included in accounts payable and accrued liabilities is $8,400 (2008 - $8,400) owing to Nominex for management services provided.

The Company paid the Vice President of the Company fees totaling $72,000 for year ended December 31, 2009 (2008 - $60,000).  In addition, for the year ended December 31, 2009, legal fees in the amount of $343,540 (2008 - $94,916) were paid to a law firm in which the Corporate Secretary is a partner.  As at December 31, 2009, this law firm was owed $205,496 (2008 - $15,000) and this amount was included in accounts payable and accrued liabilities.

During the year, the Company paid $30,000 (2008 - $20,000) to Marrelli CFO Outsource Syndicate Inc. ("Marrelli") for the services of the Chief Financial Officer of the Company. The Company's Chief Financial Officer is the president of Marrelli and a firm that provides accounting services to Spider.  During the year, Spider expensed $43,608 (2008 - $70,442)  for services rendered by this firm. In addition, as at December 31, 2009, this firm was owed $15,860 (December 31, 2008 - $2,680) and this amount was included in accounts payable and accrued liabilities.

At the year end, the Company paid consulting fees of $66,582  (December 31, 2008 - $nil)  to an officer of the Company. As at December 31, 2009, this officer  was owed $6,719 (December 31, 2008 - $nil) and this amount was included in accounts payable and accrued liabilities.

During the year, the Company paid consulting fees of $23,600  (December 31, 2008 - $22,016) to a company beneficially owned by a director of the Company. As at December 31, 2009, the company was owed $24,780 (December 31, 2008 - $nil) and this amount was included in accounts payable and accrued liabilities.

Spider Resources Inc.
(A Development Stage Company)
Notes to Financial Statements
December 31, 2009 and 2008

9.         RELATED PARTY TRANSACTIONS (Continued)

The Company paid bonuses of $119,700 to officers of the Company  (December 31, 2008 - $nil). In addition, during the year the Company paid  $56,000 (December 31, 2008 - $39,000) as director fees. As at December 31, 2009, $5,856  (December 31, 2008 - $nil) was owed to one of the directors as reimbursable expenses and it was included in accounts payable and accrued liabilities.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

10.       INCOME TAXES

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the corresponding amounts for tax purposes.

The Company has one future income tax liability which arose from a difference between the carrying amount of the resource properties and their tax basis, and a future tax asset resulting from non-capital losses carried forward. The difference on the resource properties is due to the issuance of flow-through shares to investors which results in the expenditures being renounced to the investors. As a result the tax basis is much lower than the carrying amount of the properties for accounting purposes. Since the resource properties are classified as long-term the associated future income tax liability will also be classified as long-term.

The future income tax liability and asset are as follows:

	2009	2008
Future income tax liability:
Resource properties	$(3,740,625)	$(4,255,518)

Future income tax asset:
Non-capital losses carried forward	1,455,419	1,418,043
Net future income tax liability	$(2,285,206)	$(2,837,475)

In accordance with CICA Handbook EIC 146, the benefit of non-capital losses carried forward has been used to reduce the future income tax liability.

The Company also has the following additional future income tax assets:

	2009	2008
Future income tax assets:
Capital loss carryforwards	$-	$13,498
Cumulative eligible capital	11,518	13,360
Share issue costs	195,598	77,580
Valuation allowance	(207,116)	(104,438)
Net future income tax assets	$-	$-

The Company provided a valuation allowance equal to the future tax assets as it is not presently considered more likely than not that they will be realized.

Spider Resources Inc.
(A Development Stage Company)
Notes to Financial Statements
December 31, 2009 and 2008

10.         INCOME TAXES (Continued)

The Company's income tax expense for each of the years ended December 31 is as follows:

	2009	2008
Current income tax (recovery)	$-	$-
Future income tax (recovery)	(626,019)	(460,107)
Total income tax (recovery)	$(626,019)	$(460,107)

The Company's actual income tax expense for each of the years ended is made up as follows:

For the years ended December 31,	2009	2008
Net loss before income taxes	$(1,374,296)	$(1,176,968)

Expected income tax recovery at statutory rate of 33% (2008 - 33.5%)	(453,518)	(394,284)
Stock option expense	140,943	153,362
Taxable capital gain of expiring warrants	51,296	-
Share issue costs written off over 5 years	(86,948)	(65,534)
Change in resource pool versus carrying amount	(626,019)	(460,107)
Taxable benefit not recognized	348,227	306,456

Total income tax (recovery)	$(626,019)	$(460,107)

The Company has non-capital loss carryforward of approximately $5,775,000. The capital loss carryforward of approximately $93,000 was used to offset the capital gain from warrant expiry for the year and as at December 31, 2009 the capital loss carryforward balance is $nil. A portion of the benefit from the non-capital loss carryforwards has been recorded in these financial statements.

The non-capital losses will expire as follows:
2010	$415,000
2014	860,000
2015	994,000
2026	706,000
2027	830,000
2028	915,000
2029	1,055,000
$5,775,000

Spider Resources Inc.
(A Development Stage Company)
Notes to Financial Statements
December 31, 2009 and 2008

11.         ADMINISTRATIVE EXPENSES

Year ended December 31,	2009	2008

Accounting and corporate services	$64,845	$80,372
Shareholder relations	95,910	83,319
Professional fees	219,502	99,732
Management fees	96,000	96,469
Transfer agent, listing and filing fees	34,469	23,493
General and administration	104,527	111,375
Travel	66,833	25,967
Occupancy costs	20,048	13,750
Interest and bank charges	2,056	553
Advertising and promotion	169,545	54,792
Consulting fees	292,283	122,000
Insurance	32,121	21,510
Capital tax	-	(14,164)

	$1,198,139	$719,168

12.         SEGMENTED INFORMATION

The Company's operations comprise a single reporting operating segment engaged in the business of mineral exploration. As the operations comprise a single reporting segment amounts disclosed in the statements of operations and comprehensive loss for the period and loss per share also represent segment amounts.

All of the Company's operations and assets are located in Canada.

13.         INCOME TAX ON FLOW-THROUGH SHARES

Under the terms of Canadian flow through share legislation, the tax attributes of qualifying expenditures are renounced to subscribers. To recognize the foregone tax benefits, share capital is reduced and a future income tax liability is recognized as the related expenditures are renounced. This future income tax liability is then reduced by the recognition of previously unrecorded future income tax assets on unused losses and deductions.

In connection with the issuance of flow-through shares under the private placements during the year of 2009, as referred to in Note 7(a)(iv)(v)(vii) and (viii) above, the Company will renounce $4,520,400 of qualifying expenditures respectively to the shareholders subsequent to year end. The tax benefits forgone by the Company relating to the renunciation at the future tax rate amounted to $1,130,100.

The Company will record the future tax liability in 2010 relating to the flow through shares issued during 2009 since the expenditures will be renounced in 2010.

Spider Resources Inc.
(A Development Stage Company)
Notes to Financial Statements
December 31, 2009 and 2008

14.         SUBSEQUENT EVENTS

On January 22, 2010, the Company completed the final tranche of its private placement where an aggregate of 9,823,336 flow-through units, at a price of $0.06 per unit,  and  23,310,000 non flow-through units at price of $0.05 per unit,  were issued to subscribers for aggregate proceeds of $1,754,900. Each flow-through unit consists of one common share (issued on a flow-through basis) and one common share purchase warrant (non-flow-through). Each non-flow-through unit consists of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to acquire one common share (which share shall not be issued on a flow-through basis) at a price of $0.10 for a period of two years from date of issue. The final tranche was part of a larger offering of 48,496,667 flow-through units and 23,310,000 units, pursuant to which Spider raised aggregate gross proceeds of approximately $4.1 million.

In order to complete the final tranche of the private placement, Spider paid to SSI and its selling group as agent an aggregate cash commission in the amount of $140,392 and issued non-transferable compensation options to purchase up to 3,313,334 units for a period of two years from date of issue of which 982,334 agent units are exercisable at an exercise price of $0.06 per agent unit and 2,331,000 agent units are exercisable at an exercise price of $0.05 per agent unit. Each agent unit consists of one common share and one common share purchase warrant exercisable to acquire one common share at an exercise price of $0.10 per share for a period of two years from January 22, 2010.

The securities issued under the private placement are subject to a hold period from the date of issuance until May 23,  2010 in accordance with applicable securities laws and TSX Venture Exchange policies.

On January 12, 2010 a total of 2,500,000 warrants were exercised for 2,500,000 common shares of Spider at $0.05 per share for gross proceeds of $125,000.

On March 16, 2010 total of 1,111,000 warrants were exercised for 1,111,000 common shares of Spider at $0.10 per share for gross proceeds of $111,100. In addition, a total of 200,000 warrants were exercised for 200,000 common shares of Spider at $0.05 per share for gross proceeds of $10,000.

On March 17, 2010 a total of 161,666 warrants were exercised for 161,666 common shares of Spider at $0.05 per share for gross proceeds of $8,083.

On March 18, 2010 a total of 1,500,000 warrants were exercised for 1,500,000 common shares of Spider at $0.05 per share for gross proceeds of $75,000. In addition, a total of 150,000 warrants were exercised for 150,000 common shares of Spider at $0.03 per share for gross proceeds of $4,500.

On March 19, 2010 a total of 2,800,001 warrants were exercised for 2,800,001 common shares of Spider at $0.03 per share for gross proceeds of $84,000. In addition, a total of 416,666 warrants were exercised for 416,666 common shares of Spider at $0.05 per share for gross proceeds of $20,833.

On March 22, 2010 a total of 833,333 warrants were exercised for 833,333 common shares of Spider at $0.05 per share for gross proceeds of $41,667.

Part II(2)(e)

Spider Resources Inc.
Management’s Discussion and Analysis
Year Ended
December 31, 2009

Spider Resources Inc.
Management’s Discussion & Analysis
Dated – April 7, 2010	Year Ended December 31, 2009

INTRODUCTION

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of the operations of Spider Resources Inc. (“Spider” or the “Company”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the year ended December 31, 2009. This MD&A was written to comply with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations. This discussion dated April 7, 2010, should be read in conjunction with the audited annual financial statements of the Company for the year ended December 31, 2009, together with the notes thereto, and the audited annual financial statements for the year ended December 31, 2008, together with the notes thereto. Results are reported in Canadian dollars, unless otherwise noted. The audited annual financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Information contained herein is presented as at April 7, 2010, unless otherwise indicated.

For the purposes of preparing this MD&A, management, in conjunction with the Board of Directors, considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of Spider common shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Further information about the Company and its operations is available on Spider’s website at www.spiderresources.com or on SEDAR at www.sedar.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

The MD&A of the Company contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement. Specifically, this MD&A includes forward-looking statements regarding:

•	the Company’s goal of creating shareholder value by concentrating on the acquisition and development of properties that have the potential to contain valuable mineral deposits;
•	future plans for property interests held by the Company or that may be acquired;
•	management’s outlook regarding future trends;
•	the Company’s ability to fund its operating costs and exploration programs at current operating levels for fiscal 2010;
•	sensitivity analysis on financial instruments may vary from amounts disclosed;

www.spiderresources.com	Page 2

Spider Resources Inc.
Management’s Discussion & Analysis
Dated – April 7, 2010	Year Ended December 31, 2009

•	prices and price volatility for minerals;
•	the Company’s future exploration, capital and operating costs, including the costs and potential impact of complying with existing and proposed environmental laws and regulations; and
•	general business and economic conditions.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond the Company’s ability to predict or control. These risks, uncertainties and other factors include, but are not limited to, mineral price volatility, changes in debt and equity markets, the uncertainties involved in interpreting geological data, increases in costs, environmental compliance and changes in environmental legislation and regulation, interest rate and exchange rate fluctuations, general economic conditions and other risks involved in the gold exploration and development industry, as well as those risk factors listed in the “Risk Factors” section below. Readers are cautioned that the foregoing list of factors is not exhaustive of the factors that may affect the forward-looking statements. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A. Such statements are based on a number of assumptions that may prove to be incorrect, including, but not limited to, assumptions about the following:

•	the availability of financing for the Company’s exploration and development activities;
•	operating and exploration and development costs;
•	the Company’s ability to attract and retain skilled staff;
•	timing of the receipt of regulatory and governmental approvals for exploration projects and other operations;
•	market competition;
•	the Company’s ongoing relations with its consultants and employees; and
•	general business and economic conditions.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. This cautionary statement herein qualifies all forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statement, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements.

The Company is a reporting issuer under applicable securities legislation in the provinces of Alberta, British Columbia, Ontario and Quebec and its outstanding shares are listed on the TSX Venture Exchange   under the symbol “SPQ”.

DESCRIPTION OF BUSINESS

The Company is an exploration enterprise and carries on business in one segment, being the exploration for valuable minerals, exclusively in Canada.  To date, the Company has not earned significant revenues from its exploration rights and is considered to be in the development stage. As such, the Company has

www.spiderresources.com	Page 3

Spider Resources Inc.
Management’s Discussion & Analysis
Dated – April 7, 2010	Year Ended December 31, 2009

applied Accounting Guideline 11, "Enterprises in the Development Stage", from January 1, 1995, which is the date of inception of the development stage.

The recoverability of amounts shown as mining interests is dependent upon a number of factors including environmental risk, legal and political risk, the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying properties, the ability of the Company to obtain necessary financing to complete the development and future profitable production or proceeds from the disposition thereof.

Spider's near term goal is to deliver superior returns to shareholders by concentrating on the acquisition of exploration properties that have the potential to contain valuable mineral deposits. The Company plans to focus on certain of its properties, as set out below under “Mineral Exploration Properties”.

OVERALL PERFORMANCE

Management is focusing on and developing the “Big Daddy” chromite deposit.  The Company's long-term goal is to continue to explore the economic potential of the deposit and consider developing the deposit through to commercial production or to sell its interest at a favourable price once an independent valuation has been determined to ensure fairness in the event of a sale of this strategic asset.

On September 14, 2009, Spider announced that it had amended and restated the December 2005 option agreement with respect to Freewest Resources Canada Inc.’s  McFaulds property located in Ontario. Each of Spider and KWG Resources Inc. had to that date earned a 25% interest in the Big Daddy chrome property, which is composed of four 16-unit claims, one 12-unit claim and two additional one-unit claims (1,248 hectare property), pursuant to an option agreement first entered into with Freewest in December 2005.

During the negotiations, the delivery of a bankable feasibility study by the optionees was removed as a requirement of the earn-in and consequently the optionees (Spider and KWG) can only vest with 30% each once each fulfills the conditions of the new option agreement.

Under the amended option agreement, Freewest has granted additional options to KWG and Spider under which each can earn an additional 5% undivided interest (10% in the aggregate) in the McFaulds joint venture property by incurring an additional $7.5 million in expenditures ($15 million in the aggregate) by March 31, 2012. Each of KWG and Spider can acquire: (i) an additional 1.5% interest in the McFaulds joint venture property by incurring $2.5 million in expenditures by March 31, 2010, which KWG and Spider have completed; (ii) an additional 1.5% interest in the property by incurring an additional $2.5 million in expenditures by March 31, 2011; and (iii) an additional 2% interest in the property by incurring an additional $2.5 million in expenditures by March 31, 2012. If either KWG or Spider elects not to exercise any portion of its option under the amended option agreement, the other has the right to exercise the option in its place.

Alternatively, if one or more of the optionees incurs at least $5 million in expenditures and delivers a positive feasibility study to the two other parties on or before March 31, 2012, such optionee or optionees, as the case may be, will be deemed to have earned the aggregate 10% interest in the McFaulds joint venture property, notwithstanding that less than $15 million of expenditures were incurred prior to that date. Any decision to undertake a positive feasibility study must be made by the operator of the McFaulds joint venture project, which must notify Freewest of any such decision on or before March 31, 2011.

The amended option agreement further provides that Spider and KWG will alternate as operator of the McFaulds joint venture project for one-year terms, until March 31, 2012, with Spider acting as initial

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Spider Resources Inc.
Management’s Discussion & Analysis
Dated – April 7, 2010	Year Ended December 31, 2009

operator until March 31, 2010. The parties will decide on the operator for the period after March 31, 2012, by way of majority vote. Pursuant to the option agreement, the operator will receive a 5% operator cost based on the total invoiced expenditures. As of December 31, 2009, Spider earned a total of $250,943 in operator cost.

The amended option agreement also provides that upon the earlier of the termination of the option period, or Spider and KWG acquiring an aggregate 60% interest in the McFaulds joint venture property, a joint venture agreement among the three parties will automatically come into effect. The joint venture agreement is a schedule to the amended option agreement.

KWG and Spider have undertaken an exploration program on the Big Daddy chrome property under which an aggregate of more than $5 million has been spent by March 31, 2010. Such exploration expenditures were fully incurred in fiscal 2009. Subsequent to year end, Spider notified Freewest that the required expenditures had been completed by both KWG and Spider.

While general economic conditions continue to improve and stability appears to be returning to financial and commodity markets, significant uncertainty concerning the short and medium term global economic outlook persists. Management, in conjunction with the Board of Directors, will continue to monitor these developments and their effect on Spider’s business.

At the date of this MD&A, the agreement with Renforth Resources Inc. is being reviewed.

At December 31, 2009, the Company had assets of $25,385,224 and a net equity position of $22,765,854. This compares with assets of $22,417,191 and a net equity position of $19,413,635 at December 31, 2008. The Company has $334,164 of liabilities and no debt. The Company spent $3,138,303 during the twelve months ended December 31, 2009, on exploration activities on its mining interests. At December 31, 2009, the Company had mining interests of $21,971,700, compared to $18,833,397 at December 31, 2008. The majority of expenditures during the twelve months ended December 31, 2009, were incurred on the Big Daddy chromite deposit.

At December 31, 2009, the Company had working capital of $3,079,360, compared to $3,417,713 at December 31, 2008. The Company had cash of $2,716,778 at December 31, 2009, compared to $3,205,855 at December 31, 2008, a decrease of about 15%. The change in cash during the twelve months ended December 31, 2009, is primarily due to cash expenditures for the Company’s exploration activities discussed above, which was offset by private placements that closed on July 24, 2009, August 7, 2009, December 24, 2009, and December 30, 2009, for total gross proceeds of $4,520,400.  Refer to “Liquidity and Capital Resources”, below.

The Company plans to spend approximately $2,909,000 resulting from its remaining flow-through commitment at December 31, 2009, of approximately $2,320,000 and the flow-through financing commitment arising from the January 22, 2010, financing of approximately $589,000, on its key projects.

The Company plans to undertake an expanded exploration program on its projects in the McFaulds Lake area.  In particular, KWG and Spider have committed to undertake an exploration program on the Big Daddy chromite deposit under which an aggregate of at least $5 million (Spider’s share - $2.5 million and KWG’s share – $2.5 million) will be spent by March 31, 2011.  Spider will also engage in a $100,000 diamond drill program on both the Wawa project and Diagnos Initiative property.

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Spider Resources Inc.
Management’s Discussion & Analysis
Dated – April 7, 2010	Year Ended December 31, 2009

The Company has sufficient cash on hand to fund its operating costs and its exploration programs at current operating levels for fiscal 2010.  Refer to “Liquidity and Capital Resources” below.

See “Mineral Exploration Properties” below.

TRENDS

The Company is a mineral exploration company focused on the acquisition, exploration and development of properties for the mining of viable mineral deposits, more specifically copper, zinc, chromite and diamonds, in Ontario, Canada, and the acquisition of other mineral exploration properties should such acquisition be consistent with the objectives and acquisition criteria of the Company.  The Company’s financial success will be dependent upon the extent to which it can make discoveries and on the economic viability of any such discoveries.  The development of such assets may take years to complete and the resulting income, if any, is difficult to determine with any certainty.  The Company lacks mineral resources and mineral reserves and to date has not produced any revenues.  The sales value of any mineralization discovered by the Company is largely dependent upon factors beyond its control, such as the market value of the commodities produced.

Although economic conditions in Canada have improved since the beginning of the year, the Company remains cautious in case the economic factors that impact the mining industry deteriorate. These factors include uncertainty regarding the prices of minerals, and the availability of equity financing for the purposes of mineral exploration and development. The prices of minerals have been volatile in recent periods and financial markets have deteriorated to the point where it has become extremely difficult for companies, particularly junior exploration companies, to raise new capital, even though there are signs the situation is improving.  The Company’s future performance is largely tied to the development of its current mining interests and the overall financial markets.  Financial markets are likely to be volatile for 2010, reflecting ongoing concerns about the global economy. Companies worldwide have been affected negatively by these trends. As a result, the Company may have difficulties raising equity financing for the purposes of mineral exploration and development, particularly without excessively diluting the interests of its current shareholders.  With continued market volatility expected, the Company’s current strategy is to continue exploring the Big Daddy chromite deposit, seek out other prospective resource properties to acquire and explore its Wawa project and Diagnos Initiative property.   The Company believes this focused strategy will enable it to meet the near-term challenges while maintaining the momentum on key initiatives. These trends may limit the Company’s ability to develop and/or further explore the Big Daddy chromite deposit and/or other property interests and/or property interests acquired in the future.

Apart from these and the risk factors noted under the heading “Risks and Uncertainties”, management is not aware of any other trends, commitments, events or uncertainties that would have a material effect on the Company’s business, financial condition or results of operations.

MINERAL EXPLORATION PROPERTIES

Over the span of 14 years in the Province of Ontario, Spider has been exploring in a vast region of Northern Ontario, stretching from the coast of James Bay to the western reaches of the James Bay Lowlands (now referred to as the “Ring of Fire exploration area”), and also to the northeast of Lake Superior near the town of Wawa, Ontario. The Company is involved in three project areas in Ontario, known as “Spider #1”, “Spider #3” and “Wawa”. Of these areas, Spider’s main focus remains on the Spider #3 area, which includes the property optioned by Spider and KWG from Freewest where the

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Spider Resources Inc.
Management’s Discussion & Analysis
Dated – April 7, 2010	Year Ended December 31, 2009

Company can earn up to a 30% interest, the Diagnos property, where the Company has a 50% interest, the McFaulds Lake property, currently under option to UC Resources Inc., which can earn up to a 55% interest in this property, leaving the Company with 30% interest, and the Kyle property, optioned to Renforth, which can earn up to a 55% interest in the property, leaving the Company with 30% interest.

The following table outlines Spider’s projects and level of involvement:

Property	Claims	Hectares	JV details (potential interest)	Commodity sought

Freewest Option	7	1,280	JV with KWG and Freewest (Spider operator until March 31, 2010, then KWG is operator) Spider to earn 30%	Chrome, nickel, PGMs

Diagnos Initiative	22	3,696	JV with KWG (Spider operator) Spider to maintain 50%	Diamonds, base and precious metals

McFaulds Project (W)	51	11,200	UC to earn in from Spider/KWG (UC operator) Spider to reduce to 30%	Copper, zinc
McFaulds Project (E)	73	17,088	UC to earn in on project Spider to reduce to 30%	Copper, zinc
McFaulds Project (N)	13	2,688	UC to earn in on project Spider to reduce to 30%	Copper, zinc

Kyle Project	8	2,048	Renforth to earn in 55% from Spider/KWG (Renforth operator) Spider to reduce to 30%	Diamonds
Renforth claims	15	3,616	Renforth option to reduce to 55% Spider to earn up to 30%	Diamonds, base metals

Wawa Project	45	4,500	JV with KWG (Spider operator) Spider to earn 66 2/3%	Diamonds

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Spider Resources Inc.
Management’s Discussion & Analysis
Dated – April 7, 2010	Year Ended December 31, 2009

MacFadyen Project	5	672	JV with KWG (KWG operator) Spider to reduce to 33 1/3%	Diamonds

Spider #3 Project Area (includes McFaulds, Freewest and Diagnos properties)

The Spider #3 project area is geographically located immediately west of the Spider #1 project area. The project area includes several identified properties, the McFaulds Lake (East and West) VMS (volcanogenic massive sulphide) properties, the Freewest Option property (chromite and PGEs) and the Diagnos Initiative property.

Freewest Option Property

This property, located approximately 15 kilometres southwest of the McFaulds Lake VMS property, includes four 16-unit claims, one 12-unit claim and two additional one-unit mineral claims constituting 78 claim units (1,248 hectare property).

Under the terms of the original agreement with Freewest (see press release December 19, 2005), Spider and KWG agreed to spend an aggregate of $3 million on exploration over a four-year period to earn an initial joint 50% interest in the Freewest Option property. Under this agreement Spider and KWG could earn a cumulative joint 60% interest in the property by delivering a bankable feasibility study on any mineralization identified, and subsequently a cumulative joint 65% interest by arranging financing on behalf of Freewest to put the property into commercial production.  At present, Spider and KWG have earned an initial 50% interest in the property by jointly expending a total of $3 million, as announced on January 16, 2009.

On March 27, 2009, the Company negotiated an amendment to the Freewest Option agreement whereby the option earn-in calls for a $15 million, three-year commitment. As a result of this amendment, the Company no longer is required to prepare a bankable feasibility study within 18 months, as had been called for in the 2005 agreement, upon successful completion of documentation evidencing such amendment and the receipt of all required approvals.   Under the amendment, Spider would have a $7.5 million commitment over the next three years, of which $2.5 million is required to be spent before March 31, 2010. Spider announced on September 14, 2009, that it has amended and restated the December 2005 option agreement.

During 2006, Spider announced that it had completed a winter drilling program on the property with KWG and Freewest, and had discovered a chrome-platinum-palladium bearing peridotite in hole FW-06-03. Later that year, it was announced that the two high-grade chromitite layers were confirmed yielding assays of 23.4% chrome (34.5% Cr2O3), 0.19 g/t platinum, 0.21 g/t palladium, 0.32 g/t ruthenium, 0.05 g/t rhodium and 0.12% nickel over 1.03 metres followed by 18.6% chrome (28.9% Cr2O3), 0.23 g/t platinum, 0.48 g/t palladium, 0.30 g/t ruthenium, 0.05 g/t rhodium and 0.13% nickel over 0.85 metres. The assaying completed on the entire mineralized zone in the layered peridotite, including the upper and lower chromitite layers, yielded 4.05% chrome and 0.17% nickel over a core length of 16.85 metres. This new chrome-nickel-platinum group element discovery was the first of its kind in the McFaulds Lake area of the Sachigo Greenstone Belt in northern Ontario. In hindsight, this 2006 discovery by Spider’s exploration team identified what has been recognized as a very prospective peridotite now referred to as the Ring of Fire intrusion.

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Spider Resources Inc.
Management’s Discussion & Analysis
Dated – April 7, 2010	Year Ended December 31, 2009

Exploration results in August 2007 by Noront Resources Ltd. on its nearby (3.6 kilometres to the southwest) Eagle One magmatic massive sulphide (MMS) occurrence renewed interest in the nearby Freewest Option property. A similar geologic unit (as described above for the chrome occurrence) is the host for the Eagle One occurrence. However, the Noront occurrence also had very significant nickel, copper, platinum, palladium and gold, while the Company’s occurrence contains appreciable chrome layers enriched in PGEs (platinum group elements) and nickel, formed in a peridotite magma chamber. Geological models for this type of occurrence suggest a positional relationship between MMS occurrences and the chromite layering observed in the Company’s occurrence. Consequently, the Company undertook an aggressive exploration program that started late in the first quarter of 2008 and continued through the remainder of 2008. The collective project expenditures cost in the order of $3.4 million to year-end 2008, of which the Company expended $1.7 million (the cost of this program was shared equally with KWG).  On December 31, 2008, Spider and KWG received notice from Freewest that a 25% interest had been earned by each of KWG and Spider.

During the fourth quarter of 2008, the Company proceeded with the preparation of a National Instrument 43-101 report on the project that had been dubbed the Big Daddy chrome project. The Company engaged Micon International Ltd. to prepare this report and to review the project. This report was filed in the first quarter of 2009 on Sedar. This report contained a “go forward” recommendation for further drilling as required to confirm continuity of mineralization to the northeast and southwest with the goal of completing a mineral resource report for chromite on the property.

During most of fiscal 2008, the Company reported that the main exploration focus of the Spider-KWG joint venture had been on the massive chromite occurrence.   This deposit underwent significant drill testing during the year, as did other nearby deposits. The Big Daddy deposit is located approximately 3.6 kilometres northeast of Noront’s Eagle One Magmatic Massive Sulphide (nickel, copper and PGM), or five kilometres northeast of Noront’s Blackbird One and Two (chromite) discoveries, and four kilometres southwest of Freewest’s Black Thor and Black Label chromite discoveries. Over the course of 2008 several drill holes intersected economic grade chromite mineralization, but much more work was needed to quantify the resource. It was determined that chromite mineralization consists of varying widths of a variable tenor, in many instances high tenor of chrome, forming a series of stacked beds. Additional drilling will be required to confirm continuity of the beds from section to section and to the northeast. The deposit remains open to depth as well as along strike in both directions. In addition, near surface drilling of the upward extension to surface has not been completed. A number of faults were noted from the drilling, some of which occur at the contact of the chromite with the surrounding peridotite/dunite. These fault sets are being modeled, as they affect the interpretation and continuity of the mineralization from section to section.

During the first quarter of 2009, the main exploration activity of the Spider-KWG joint venture on the Big Daddy chromite deposit was the completion of gravimetric and magnetic ground geophysical surveys, designed to outline and delineate the geophysically inferred extent of the chromium-enriched deposit. The results of the geophysical surveys infer that the 2006 - 2008 drill program, which consisted of 14 drill holes designed to test the Big Daddy chrome deposit, had only tested the extreme southwest portion of the deposit over a strike length of 400 metres (drill section 9+00NE to drill section 13+00NE). The gravimetric survey results, when coupled with the magnetic survey results, infer that the favourable area of mineralization may extend to drill section 20+00NE and beyond (faulting and/or leveling errors may cause some displacement at line 20+00NE and points further northeast). The deposit remains open to depth and is now geophysically inferred to extend to the northeast for a further 700 metres. Drilling commenced in the third quarter and continued through the fourth quarter and was completed during the first quarter of

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Spider Resources Inc.
Management’s Discussion & Analysis
Dated – April 7, 2010	Year Ended December 31, 2009

2010.  A series of press releases were issued during Q3 and Q4 2009 providing details and highlights of the drill program.

On October 1, 2009, the Company announced the commencement of drilling at Big Daddy, further advising that the first hole intersected 30.3 metres of chromite mineralization and the second hole intersected 38.0 metres of chromite mineralization.

On October 14, 2009, the Company provided an update on the Big Daddy project, announcing that 2,073 metres had been completed to date in eight holes. Visual observations of drilling were highlighted by hole FW-09-29 that had intersected 74.9 metres of massive chromite mineralization. In addition, in the October 14 release, Spider reported preliminary metallurgical test results, concluding that >40% Cr2O3 can be considered direct-shipping ore with 1.9 Cr:Fe ratio. The early stage metallurgical studies will guide both ongoing sampling requirements during drilling and subsequent resource modelling and any subsequent beneficiation studies.  The result of conducting gravity separation test on eight selected samples covering a range from low grade to high-grade chromite mineralization led to the following conclusions;

•	Some of the massive chromite mineralized rock has a grade >40% Cr2O3, which can be considered direct-shipping ore with 1.9 Cr:Fe ratio;
•	medium grade ore, being of grades between 20-40% Cr2O3, can likely be upgraded to saleable material; and
•	grind size needs to be optimized in future testing to improve recoveries at low and medium grades.

On November 16, 2009, the Company reported progress on drilling at Big Daddy, explaining that the strike and depth of the Big Daddy chromite prospect was expanding to northeast and beyond 250 metres depth based upon visual observations. Hole FWR-09-43 reportedly encountered 93 metres of chromite mineralization, including 76 metres of observed massive chromite.

On December 7, 2009, the Company reported the receipt of analytical results from the first seven holes from the 2009 drilling program on Big Daddy, highlighted by hole FW-09-29, which encountered 75.2 metres of chromite mineralization averaging 43.41% Cr2O3, followed by 1.8 metres averaging 2.18 g/t PGE (Pt+Pd). Spider also reported that six of the seven holes reported herein encounter chromite mineralization in excess of 35% Cr2O3 over significant widths.

On January 7, 2010, the Company reported that diamond drilling on the Big Daddy project had resumed, with the intent to complete drilling sufficient to complete a NI 43-101 compliant resource estimate during Q1 2010. In addition, the company reported results of nine holes from the 2009 drilling at Big Daddy, highlighted by hole FW-09-36, which encountered 86.2 metres of chromite mineralization between 9.8 metres to 96.0 metres downhole. The initial 11.2 metres of chromite mineralization in this hole averaged 40.14% Cr2O3; the last 48.35 metres averages 41.35% Cr2O3. In addition, hole FW-09-33, after passing through 11.0 metres that averaged 40.29% Cr2O3, entered a narrow nickel sulphide filled fault zone that averages 2.74% nickel, 0.12% cobalt and 1.04 g/t Pt+Pd  over 1.0 metres. A sample selected for petrographic analysis was determined to contain a low temperature alteration assemblage of minerals including godlevskite along with veinlets of mackinawite, which infers a possible nearby primary nickel source.  Eight of the nine holes reported on January 7, 2010, encountered chromite mineralization in excess of 35% Cr2O3 over significant widths.

On January 22, 2010, the Company reported results of the remaining six holes from the 2009 drilling at Big Daddy, highlighted by hole FW-09-43, which had encountered two zones of massive chromite

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Spider Resources Inc.
Management’s Discussion & Analysis
Dated – April 7, 2010	Year Ended December 31, 2009

mineralization, 24.0 metres averaging 35.75% Cr2O3, as well as 57.0 metres averaging 40.52% Cr2O3, separated by 11.0 metres of thin, massive beds of chromite averaging 15.47% Cr2O3. All six holes reported on this date for Big Daddy encountered chromite mineralization in excess of 35% Cr2O3 over significant widths. Spider also reported that drilling continues, and that it anticipated completion of drilling by the end of January.

On February 16, 2010, Spider reported that all priority drillholes for the 2010 program had been completed, and initial analytical results from 2010 drilling were arriving. Hole FW-10-48 encountered two zones of massive chromite mineralization, 14.85 metres averaging 39.52% Cr2O3, as well as 32.4 metres averaging 42.51% Cr2O3. In light of a First Nations blockade on neighbouring projects, negotiations were underway with First Nations communities to resolve a list of issues related to exploration in the general area. The blockade was subsequently removed in March.

On March 5, 2010, all analytical results were completed and were reported, highlighted by hole  FW-09-50, which had encountered chromite mineralized envelope of 126.3 metres, of which 63.3 metres averaged 41.93% Cr2O3 with Cr:Fe ratio of 1.96. As well,  seven of the final eight holes encountered grades in excess of 35% Cr2O3. A National Instrument 43-101 compliant resource estimate was to commence on the Big Daddy chromite deposit.

Spider’s expenditure on this project for fiscal 2009 amounted to $2,855,859.

Diagnos Initiative Properties

These properties are prospective for kimberlite and are located in the vicinity of the Kyle properties in the James Bay Lowlands area of Northern Ontario. The properties were acquired by staking and by a purchase agreement in 2005.  During the first quarter of 2006 the Company completed ground geophysical surveying on the six properties. This exploration work has been compiled and interpreted as required for drill positioning, and the Company has presented the results to its joint venture partner for discussion and planning. The Company intends to continue the review of the geophysical results and make plans for drilling selected anomalies during fiscal 2010. Consequently, discretionary exploration expenses for 2010 have been allocated to this project.

The cost of this program, if undertaken, will be shared equally with KWG Resources. It is anticipated that one target will be drill-tested during 2010 on this project at an estimated cost of $200,000. Spider is responsible for 50% of the cost of this program.

McFaulds Lake VMS Properties

This project covers three properties, the McFaulds (East) property, the McFaulds (West) property and the McFaulds (North) property (the latter property is located north of McFaulds (East) property). Collectively, these volcanogenic massive sulphide (VMS) properties cover approximately 31,000 hectares and are located in the western portion of the James Bay Lowlands. The VMS potential of this diamond exploration project became apparent in 2002 while the company was exploring in joint venture with De Beers Canada Exploration Limited. As a result of the discovery of VMS-style mineralization, the Company and its joint venture partner, KWG, completed several exploration campaigns, including diamond drilling programs, during the period 2003 to early 2007, outlining several VMS-style occurrences, including two where definition drilling was completed (McFaulds #1 and #3 VMS occurrences).

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Spider Resources Inc.
Management’s Discussion & Analysis
Dated – April 7, 2010	Year Ended December 31, 2009

On March 7, 2007, the Company announced the signing of a letter of intent with UC Resources Ltd. (“UC”) regarding a four-year exploration program on the McFaulds Lake project. This LOI outlined the terms and conditions upon which UC has an option to earn-in up to a 55% undivided interest in the McFaulds Lake project, leaving 45% to be shared pro rata by the Company and KWG.   This agreement was amended in March 2009. To date, UC has earned a 25% interest in the project and must incur exploration expenditures of at least an additional $1.25 million on or before the third anniversary date of the LOI in order to earn an additional 15% vested interest in the property, bringing UC’s interest level to 40%.  UC has submitted to the Company audited records of expenditures incurred totaling in excess of $1.25 million. These are currently being reviewed in conjunction with the technical reports outlining the program, and once approved UC will be deemed to have earned 40% interest in the project. Upon spending an additional $1.25 million prior to the fourth anniversary (prior to March 2011), UC can earn the entirety of its 55% interest. Then the option agreement would be fulfilled and a formal joint venture would be entered into, with UC holding 55% interest and the Company and KWG holding the remaining 45% interest. The Company would then start spending during the KWG dilution phase, during which KWG’s interest can be reduced to 15%, leaving the Company with 30%, after which all parties contribute pro rata or undergo additional dilution.

During the latter part of 2008, Scott Wilson Roscoe Postle Associates Inc. completed a review of the historical drilling on the McFaulds #1 and #3 occurrences and provided indicated and inferred resource estimates for the two occurrences.  The estimates were included in a technical report that was independently prepared and filed on SEDAR in the third quarter of 2008. The following is a summary only, the reader is referred to the full report, “UPDATED TECHNICAL REPORT ON THE MCFAULDS LAKE PROJECT PORCUPINE MINING DIVISION JAMES BAY LOWLAND, ONTARIO, CANADA” which may be viewed on SEDAR at www.sedar.com.  The following tables provide details of the resource estimates:

Spider Resources – McFaulds 3 Deposit

Location	Indicated Resources
	Tonnes	% Cu	% Zn
Copper-Zinc Domain	802,000	3.75	1.1
Total, Indicated	802,000	3.75	1.1

Notes:
1.	CIM definitions were followed for mineral resources.
2.	Mineral resources are estimated at cutoff grades of 1.5% Cu
3.	Mineral resources are estimated using an average long-term copper price of US$2.50 per pound.
4.	A minimum mining width of two metres was used.

Spider Resources – McFaulds 1 Deposit

Location	Inferred Resources
	Tonnes	% Cu	% Zn

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Spider Resources Inc.
Management’s Discussion & Analysis
Dated – April 7, 2010	Year Ended December 31, 2009

Copper Domain	279,000	2.13	0.58
Zinc Domain	560,700	0.48	3.27
Total, Inferred	839,700	1.03	2.38

Notes:
1.	CIM definitions were followed for mineral resources.
2.	Mineral resources are estimated at cutoff grades of 1.5% Cu and 1% Zn
3.	Mineral resources are estimated using an average long-term copper price of US$2.50 per pound.
4.	A minimum mining width of two metres was used.

At present the McFaulds Lake project area is the focus of attention as a result of some very encouraging news by other explorers in the region; namely Noront and its recent magmatic massive sulphide (“MMS”) occurrence located 27.4 km to the west-southwest of the two main McFaulds Lake VMS occurrences. The MMS style mineralization encountered by Noront contains appreciable copper, nickel, platinum, palladium and gold. The geophysical anomalies associated with this type of occurrence are slightly different than those of VMS style mineralization. The historical geophysics over the McFaulds Lake projects (E and W) were reviewed in late 2007 by UC to ascertain whether there are similar-looking MMS anomalies on the property. Spider’s management assisted in this review and planning process.   As a result of the review, UC agreed to participate in a new regional AeroTEM2 airborne survey with others in the area. This survey commenced in late 2007 and was completed in early 2008; results were immediately reviewed. Several anomalous areas were prioritized for ground geophysical follow-up that included line cutting, magnetic surveying and electromagnetic surveying. Drilling commenced on the western property in October 2008 with UC completing five holes totaling 1,211 metres. The mineralization found in the fourth hole (UC-08-04) was intriguing, with three mineralized zones intersected. The upper mineralization was a sulphide zone with massive to semi-massive pyrrhotite that likely gave rise to the magnetic and EM anomalies. This intersection has potential importance as the VMS deposits discovered further east near McFaulds Lake are known to have large thickness of massive barren pyrrhotite, pyrite and magnetite that grades into chalcopyrite-sphalerite-rich sections. The deepest mineralized intersection consisted of erratic, thinly banded and disseminated sphalerite over about three metres. This is interpreted as being related to nearby sources of zinc deposited underwater during fumarolic activity that may have created thicker zinc-rich deposits elsewhere in the area. It was recommended that this mineralization be followed up with more drilling.  UC announced results of the drilling in early 2009, and only anomalous values of copper and zinc were encountered in the holes.

In late 2008, UC commenced line cutting followed by detailed ground geophysics on targets that were too wet to access under summer conditions and that had geophysically postulated chrome potential. Reviews of recent and historical airborne geophysics along a northeast trending magnetic rendered feature continuation of ultramafic sill from the Big Daddy chrome occurrence, passing through Freewest’s Black Thor chromite occurrence, inferred prospective chromite targets located in the western portion of the McFaulds East claim block just west of McFaulds #1 and #3 VMS deposits, near the common boundary shared with Noront. Intense magnetic anomalies are interpreted to the southwest towards the new chromite discovery of Freewest, extending into the Freewest option property. The ground geophysical surveys completed included magnetic and gravimetric surveying. Results were reviewed by the joint venture partners and were inconclusive. Additional work is currently being considered.

During the latter part of the second quarter of 2009, UC engaged Geotech Ltd. to complete a ZTEM airborne geophysical survey over selected areas in the East and West properties. Diamond drilling ensued

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Spider Resources Inc.
Management’s Discussion & Analysis
Dated – April 7, 2010	Year Ended December 31, 2009

during early August 2009 by UC as a follow-up on these surveys. Three holes were drilled totaling 623 metres, one on the western property and two on the eastern property.

The first hole on the western property tested a coincident positive magnetic anomaly and a strong EM conductor. The hole cut a gradational lapilli tuff to feldspar porphyry contact, intersecting very weakly disseminated pyrite mineralization between 55.9 metres and 62.5 metres. In addition the hole intersected very anomalous gold mineralization of 2,620 ppb Au between 31.35 and 31.85 metres, followed by 1,470 ppb between 31.85 and 32.9 metres, with quartz injection and weak, fine-grained pyrite mineralization.

The second and third holes in the summer 2009 drill campaign by UC tested for sulphide mineralization in the vicinity of McFaulds #6 occurrence, located on the eastern property. The second hole intersected 0.8 metres (148.3 to 149.1 m) of mainly massive magnetite interbedded with 20 cm wide massive pyrrhotite with chalcopyrite and minor pyrite intervals. The 0.8 metre section averaged 2.4% copper, 0.13% Zn and 3.4g/t Ag. The sulphide mineralization was observed at the contact between volcanic lapilli tuff and volcanoclastic sediments containing chert and cherty sediments. The third hole failed to intersect any mineralization of interest.

During Q4 2009, UC completed an additional five holes totalling 697 metres of drilling on the eastern block of the optioned property. The first two holes were drilled to test an anomaly (near McFaulds #7) located to the southeast of the Big Daddy chrome project, and southwest of McFaulds Lake VMS deposits. Only short intercepts of chalcopyrite and sphalerite were encountered. Anomalous values of copper and zinc were received (UC-09-08 returned 0.613% Cu over 1.5 m between 71.2 and 72.7 metres downhole, UC-09-09 returned 0.933% Zn over 0.5 m between 51.2 and 51.7 metres downhole). A third hole was drilled to test an anomaly located on the western portion of the eastern block near the extreme northwestern border of the property. Hole UC-09-10 failed to intersect any significant mineralization. Two holes were also drilled on the northern claim group (of the eastern property), testing coincidental magnetic and electromagnetic anomalies, both of which failed to encounter any significant mineralization.

Because this project is currently funded by UC, Spider has no financial requirements for it during fiscal 2009.  Furthermore, information concerning the work done on the property by UC has been provided to Spider by UC.  While management of Spider believes this information to be correct, it has relied on UC in respect of the information provided.

Spider #1 Project Area (includes Kyle and MacFadyen properties)

The Spider #1 project is a regional reconnaissance project located on the western edge of the James Bay Lowlands in northern Ontario. The project was initiated in the early 1990s to explore diamond bearing kimberlite bodies. The project encompasses numerous identified kimberlite occurrences and two distinct project areas, the Kyle project and the MacFadyen project. The project area (except for the Kyle Lake #1 kimberlite) is subject to an agreement whereby Ashton Mining of Canada may acquire a 25% interest under certain conditions. The Company maintains an interest in a minimum number of claims that effectively cover the identified kimberlites.  The Kyle properties are currently the subject of an option agreement with Renforth Resources Inc., (formerly Wycliffe Resources Inc.), whereby Renforth can earn up to a 55% interest in the Kyle properties.

Kyle Properties

These properties consist of five diamondiferous kimberlites, including Kyle Lake #1 and Kyle #3, both of which have undergone mini-bulk testing in earlier exploration campaigns by the Company. Kyle 2, 4 and 5

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Spider Resources Inc.
Management’s Discussion & Analysis
Dated – April 7, 2010	Year Ended December 31, 2009

properties require additional exploration work, having been the subject of only preliminary drilling in 1994 and 1995 by the Company.

These properties are currently subject to an option agreement with Renforth whereby Renforth can earn up to a 55% interest.  In order to earn its interest, Renforth was to make an aggregate of $6 million in exploration expenditures by June 30, 2009, with annual exploration expenditure requirements of $2.0 million. The option agreement was amended in 2007 whereby Renforth advised that it failed to complete the minimum expenditure due by June 30, 2007, and requested an amendment whereby it could make payment in lieu of expenditures. Both Spider and KWG agreed to the amendment. Renforth sought and received a one-year extension on the next work commitment that was due on June 30, 2008. In partial payment for these concessions, Renforth agreed to pay Spider and KWG shares valued at $1.0 million, to be shared in a pro rata manner between Spider and KWG, the levels to be reflective of each party’s current interest.  At the date of this MD&A, Spider has not received the Renforth shares, although Renforth has advised that it intends to deliver the shares shortly.

In addition, Renforth must contribute all of its existing claim holdings (15 claims covering 3,616 hectares) in the Attawapiskat River area, to be added to the Kyle project area.

Spider/KWG will retain a collective 45% in the Kyle properties once Renforth has earned its 55% interest, and Renforth will transfer a 45% interest in its own properties in the project area to Spider/KWG. No less than 75% of the annual $2 million expenditure must be dedicated to the Kyle properties in order for Renforth to acquire its 55% interest. Renforth agreed to fund the project in its entirety for the first three years and as such, is the operator during the earn-in option period.

Pursuant to the revision to the Spider/KWG joint venture dated May 12, 2006, KWG agreed to not contribute further to Spider’s exploration program on the Kyle kimberlite project and as such appointed Spider as manager. In May 2006, both parties were deemed to have a 50% interest in the Kyle kimberlite project.  Once Renforth has earned its 55% interest in the project, the underlying agreement terms will apply to Spider and KWG in determination of their respective interests.

During 2008 Renforth proceeded with the procurement of mini-bulk samples for diamond content that included the testing of each of the remaining Kyle kimberlites, which had not yet undergone a minimum sampling program of three or four tonnes.  The Company and KWG tested Kyle Lake #1 and Kyle #3 by mini-bulk sampling much earlier with favourable results. Renforth intends on comparing information from each of the five kimberlites to determine which kimberlite(s) warrant much larger tests. The sampling has been completed, and samples are now awaiting processing for commercial diamond content, as well as micro-diamond content, on eight-kilogram samples taken from the feed stream to the commercial size diamond sampling plant.

As a result of this project being funded by Renforth’s earn-in agreement, Spider expects to only contribute a minor amount of the spending.   Furthermore, information concerning the work done on the property by Renforth has been provided to Spider by Renforth.  While management of Spider believes this information to be correct, it has relied on Renforth in respect of the information provided.

MacFadyen Property

This property includes three diamond-bearing kimberlites (MacFadyen-1, MacFadyen-2 and Good Friday) located eight kilometres north of the Victor Diamond Mine project of De Beers Canada Explorations Inc. that commenced full production in August 2008.

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Spider Resources Inc.
Management’s Discussion & Analysis
Dated – April 7, 2010	Year Ended December 31, 2009

The Company announced in May 2006 that under a revision to the joint venture with KWG, the Company had permitted its interest level to be diluted to one-third, allowing KWG to expend sufficient funds on its own to obtain up to two-thirds. An exploration agreement was negotiated with the Attawapiskat First Nation covering further exploration programs to be undertaken at the property by KWG over the next two years. Upon its signing, KWG commenced a reconnaissance program in September 2006, and made preparations for a winter drilling program to sample each of the five kimberlite pipes that constitute the MacFadyen cluster.

Initial results of the kimberlite processing of a drilling program carried out by KWG were reported on June 21, 2007, when KWG announced that a 0.23 quarter-carat diamond had been recovered from one of its MacFadyen kimberlite samples. Bulk sample processing and diamond sorting and picking were executed at the SGS Lakefield Research Laboratory in Lakefield, Ontario.

Further work on the project was planned by KWG to commence in early 2008; however, this project was curtailed due to the unavailability of sampling equipment at the project site. It is expected that KWG will resume work subject to availability of sampling equipment sometime in 2010.

As a result of this project being the focus of KWG until Spider is diluted to a one-third interest, Spider does not expect to expend any funds on it in the near future.

Project #6 Wawa Diamond Property

This project is located 35 km north of Wawa in central Ontario on the northeast shore of Lake Superior along the Trans-Canada Highway (Hwy 17), encompassing 44.2 square kilometres. On February 20, 2006, Spider and KWG announced that they recovered 1,337 diamonds from an 8-kg sample at the Wawa project.

On March 23, 2006, Spider and KWG received a SGS Lakefield Research Ltd. report on encouraging rock characteristics of the Wawa diamond project. This report described potential beneficiation results based upon physical properties of the xenolith portion of the rock versus the matrix portion of the rock. Additional test work concluded that most of the diamonds in the rock are contained within the xenolith; this was verified by caustic dissolution diamond analysis. Tests were undertaken to better understand the overall recoverability of diamond from rock, and to determine which process(es) can be used to separate the diamond-bearing xenolith from the less diamondiferous matrix. Spider initiated plans to follow up with SGS’s recommendations, including diamond drilling the main diamond occurrence. A technical report was prepared and filed on SEDAR during the first quarter of 2006 containing recommendations for this drilling follow-up.

The Company continued to monitor the exploration activity in this area until the fall of 2008. In the last few days of Q3 2008, a drill rig was mobilized to this project and commenced drilling to test to depth the main diamond showing in Lalibert Township.

In October 2008, Spider/KWG completed a drill program entailing four short, HQ core holes totaling 307 metres. These holes were designed to undercut a lamprophyre dyke that hosts numerous diamond bearing xenoliths. This dyke had been previously exposed in 2004/2005 by mechanical stripping over a strike length in excess of 300 metres. The dyke varies in exposed width from 8 to 22 metres, and dips an estimated 45 degrees towards the northeast. Diamonds had been recovered from all but two of the 39 surface grab or chip-channel samples collected from the length of the dyke. Diamonds had been previously

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Spider Resources Inc.
Management’s Discussion & Analysis
Dated – April 7, 2010	Year Ended December 31, 2009

determined to be preferentially located in talc-actinolite xenoliths. The most diamonds recovered were from a 30.11 kilogram sample of talc-actinolite xenoliths (sample # LAL-04-234), which yielded 1,351 diamonds with two dimensions less than 0.5mm, 267 diamonds with two dimensions greater than 0.5mm and less than 1.0mm and 14 diamonds with two dimensions greater than 1.0mm.

The holes were drilled on lines spaced 100 metres apart with an initial inclination of -45 degrees towards the southwest to cut the dyke at approximately 40 metres below surface. Samples were normally 1.0 m in length; each sample weighed approximately 10 kilograms. 42 samples were collected and were submitted to SGS Lakefield for caustic dissolution diamond analysis. These samples were processed during Q3 2009.

Subsequent to the end of Q3 2009, the Company received microdiamond results pertaining to the four holes drilled during 2008. Highlights of the caustic dissolution test results included the recovery of a total of 1,095 diamonds from 336 kilograms of xenolith bearing lamprophyre dyke core selected from four diamond drill holes. Of these, eight diamonds were retained on a +0.425 mm sieve, 45 were retained on a +0.300 mm sieve, 140 were retained on a +0.212 mm sieve, 301 were retained on a +0.150 mm sieve and 601 were retained on a +0.106 mm screen. Five of the 8-kilogram samples, in which the number of xenoliths ranged between 6 and 10 in the sample interval, had a group weight for only those diamonds retained on +425 mm screen of 0.01339 carats (equating to 0.33 carats per tonne for 40 kilogram of selected samples). Additional work is being considered to follow up on these encouraging results.

Following are plans related to the Company’s properties for fiscal 2010.   Planned expenditures for fiscal 2010 have been estimated based upon expenditure requirements.

Project/Property Name	Plans for Project	Planned Expenditures	Timing for Completion of Planned Activities	Remaining Expenditures	Remaining Commitment
Freewest Option	Exploration with intent to define resource	$2,500,000 (1)	March 31, 2011	$2,500,000	$2,500,000 (3)
Diagnos Initiative	Diamond drilling	$100,000	Q4 ‘10	$100,000	$0
McFaulds Project (W)	UC to continue its earn-in	$0	NA	$0	$0
McFaulds Project (E)	UC to continues its earn-in	$0	NA	$0	$0
McFaulds Project (N)	UC to continue its earn-in	$0	NA	$0	$0

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Spider Resources Inc.
Management’s Discussion & Analysis
Dated – April 7, 2010	Year Ended December 31, 2009

Kyle Project Renforth claims	Renforth to continue its earn-in	$0	NA	$0	$0
Wawa Project	Diamond drilling	$100,000 (2)(4)	Q4 ‘10	$100,000	$0
MacFadyen Project	KWG to continue its earn-in to 66.6%	$0	NA	$0	$0

(1)	Expenditures budgeted for fiscal 2009 amounted to $2,550,502 – actual amount spent amounted to $2,855,859;
(2)	Expenditures budgeted for fiscal 2009 amounted to $100,000 – actual amount spent amounted to $105,538;
(3)	Additional $2,500,000 to be completed by March 31, 2012; and
(4)	Exploration budget of $200,000 - Spider is responsible for 50% of the cost of the program.

TECHNICAL DISCLOSURE

Mr. Neil Novak, P.Geo., President, Chief Executive Officer and director of the Company, is a Qualified Person as defined under National Instrument 43-101.  Mr. Novak has reviewed and verified the technical information in this MD&A.

ENVIRONMENTAL LIABILITIES

The Company is not aware of any environmental liabilities or obligations associated with its mining interests.  The Company is conducting its operations in a manner that is consistent with governing environmental legislation. Pertaining to the Freewest Option project, AECOM has been retained by the project operator to commence an Environmental Base Line Study.

OVERALL OBJECTIVE

The Company’s business objective is to discover a viable mineral deposit, more specifically copper, zinc, chromite and diamonds, on a property on which it holds an interest. The Company is in the business of exploring its mining interests and has not yet determined whether these properties contain an economic mineral deposit. The recoverability of the amounts shown for mining interests is dependent upon: the selling price of copper, zinc, chromite and diamonds or any other commodity that is discovered at the time the Company intends to mine its properties; the existence of economically recoverable reserves; the ability of the Company to obtain the necessary financing to complete exploration and development; government policies and regulations; and future profitable production or proceeds from disposition of such properties.

To date, the Company has not discovered an economic deposit. While discovery of ore-bearing structures may result in substantial rewards, it should be noted that few properties that are explored are ultimately developed into producing mines.

The Company notes that although the exploration of its existing projects is positive, mineral exploration in general is uncertain.  As a result, the Company believes that by acquiring additional mineral properties, it

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Spider Resources Inc.
Management’s Discussion & Analysis
Dated – April 7, 2010	Year Ended December 31, 2009

is able to better minimize overall exploration risk. In conducting its search for additional mineral properties, the Company may consider acquiring properties that it considers prospective based on criteria such as the exploration history of the properties, the location of the properties, or a combination of these and other factors. Risk factors to be considered in connection with the Company’s search for and acquisition of additional mineral properties include the significant expenses required to locate and establish mineral reserves; the fact that expenditures made by the Company may not result in discoveries of commercial quantities of minerals; environmental risks; risks associated with land title; the competition faced by the Company; and the potential failure of the Company to generate adequate funding for any such acquisitions. See “Risks and Uncertainties” below.

SELECTED ANNUAL INFORMATION

	Year Ended December 31, 2009 ($)	Year Ended December 31, 2008 ($)	Year Ended December 31, 2007 ($)

Net loss for the year	(748,277)	(716,861)	(41,336)

Basic and diluted loss per share	(0.00)	(0.00)	(0.00)

Total assets	25,385,224	22,417,191	22,003,899

Future income tax liability	2,285,206	2,837,475	2,688,582

•
The net loss for the year ended December 31, 2009, consisted of income from an operator fee from KWG of $250,943 and a future income tax recovery of $626,019. These amounts were offset by (i) stock option compensation of $427,100; and (ii) other working capital expenditures incurred to maintain the operations of the Company.

•
The net loss for the year ended December 31, 2008, consisted primarily of a future income tax recovery of $460,107. This amount was offset by (i) stock option compensation of $457,800; and (ii) other working capital expenditures incurred to maintain the operations of the Company.

•
The net loss for the year ended December 31, 2007, consisted primarily of a future income tax recovery of $571,352 that was offset by other working capital expenditures incurred to maintain the operations of the Company.

•
As Spider has no revenue, the Company’s ability to fund its operations is dependent upon its securing financing through the sale of equity or assets.  The value of any resource property asset is dependent upon the existence of economically recoverable mineral reserves, the ability to obtain the necessary financing to complete exploration and development, and the future profitable production or proceeds from disposition of such properties.  See “Trends” above and “Risks and Uncertainties” below.

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Spider Resources Inc.
Management’s Discussion & Analysis
Dated – April 7, 2010	Year Ended December 31, 2009

•
Exploration activity is typically higher in the fourth quarter than in second and third quarters due to the greater number of activities that can be carried on in the James Bay lowlands after freeze-up.

SUMMARY OF QUARTERLY RESULTS

	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter
	December 31,	September 30,	June 30,	March 31,
	2009	2009	2009	2009
Revenue (including interest and other income)	$250,943	$0	$0	$0
Expenses	$534,229	$297,863	$548,549	$244,598
Gain on sale of marketable securities	$0	$0	$0	$0
Future income tax (recovery)	($626,019)	$0	$0	$0
Net income (loss)	$342,733 (1)	($297,863) (2)	($548,549) (3)	($244,598) (4)
Net income (loss) per share basic	$0.00	($0.00)	($0.00)	($0.00)
Net income (loss) per share diluted	$0.00	($0.00)	($0.00)	($0.00)
Cash flows from (used in) operating activities	($244,174)	($368,833)	($140,005)	($344,908)
Cash and cash equivalents, end of period	$2,716,778	$3,238,880	$2,261,080	$2,631,092
Assets	$25,385,224	$23,567,913	$21,722,068	$22,087,429
Long term liabilities	$2,285,206	$2,923,025	$2,923,025	$2,923,025

	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter
	December 31,	September 30,	June 30,	March 31,
	2008	2008	2008	2008
Revenue (including interest income)	$0	$0	$0	$0
Expenses	$732,804	$163,338	$157,892	$122,934
Gain on sale of marketable securities	$0	$0	$0	$0
Future income tax (recovery)	($460,107)	$0	$0	$0
Net income (loss)	($272,697) (5)	($163,338) (6)	($157,892) (7)	($122,934) (8)
Net income (loss) per share basic	($0.00)	($0.00)	($0.00)	($0.00)
Net income (loss) per share diluted	($0.00)	($0.00)	($0.00)	($0.00)

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Spider Resources Inc.
Management’s Discussion & Analysis
Dated – April 7, 2010	Year Ended December 31, 2009

	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter
	December 31,	September 30,	June 30,	March 31,
	2008	2008	2008	2008
Cash flows from (used in) operating activities	($375,190)	$59,286	($370,928)	($231,955)
Cash and cash equivalents, end of period	$3,205,855	$4,102,592	$4,602,542	$4,653,526
Assets	$22,417,191	$22,852,916	$22,548,038	$22,136,982
Long term liabilities	$2,837,475	$3,392,082	$3,392,082	$3,392,082

Notes:
(1)      The net income of $342,733 principally relates to a future income tax recovery of $626,019 and an operator fee of $250,943.  These amounts were partly offset by (i) professional fees of $54,641; (ii) advertising and promotion of $38,470; (iii) consulting fees of $108,900; and (iv) stock option compensation of $207,000.  All other expenses related to general working capital purposes.

(2)      The net loss of $297,863 principally relates to (i) professional fees of $62,541; (ii) advertising and promotion of $61,096; and (iii) consulting fees of $40,500. All other expenses related to general working capital purposes.

(3)      The net loss of $548,549 principally relates to (i) stock-option compensation of $220,100; (ii) consulting fees of $95,800; (iii) shareholder relations of $83,219; and (iv) professional fees of $54,450. All other expenses related to general working capital purposes.

(4)       The net loss of $244,598 principally relates to (i) advertising and promotion of $48,838; (ii) professional fees of $47,870; (iii) consulting fees of $47,083; and (iv) travel of $24,247. All other expenses related to general working capital purposes.

(5)      The net loss of $272,697 principally relates to (i) stock based compensation of $457,800; (ii) future income tax recovery of $460,107; (iii) professional fees of $60,000; and (iv) consulting fees of $47,500. All other expenses related to general working capital purposes.

(6)      The net loss of $163,338 principally relates to (i) accounting and corporate services of $37,004; (ii) consulting fees of $32,500; (iii) management fees of $24,011; and (iv) professional fees of $15,030. All other expenses related to general working capital purposes.

(7)      The net loss of $157,892 principally relates to (i) shareholder relations expense of $50,576; (ii) consulting fees of $25,000; (iii) management fees of $24,000 and (iv) professional fees of $16,060. All other expenses related to general working capital purposes.

(8)      The net loss of $122,934 principally relates to (i) shareholder relations expense of $27,239; (ii) consulting fees of $17,000; (iii) management fees of $24,446 and (iv) accounting and corporate services of $13,418. All other expenses related to general working capital purposes.

RESULTS OF OPERATIONS

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Spider Resources Inc.
Management’s Discussion & Analysis
Dated – April 7, 2010	Year Ended December 31, 2009

Twelve months ended December 31, 2009, compared with twelve months ended December 31, 2008

The net loss from operations for the twelve months ended December 31, 2009, was $748,277 or $0.00 per share, compared to net loss of $716,861 or $0.00 for the comparative period in 2008.  The $31,416 increase in the loss from operations is driven by several variables, including:

•
The Company incurred a decrease in stock-based compensation of $30,700 for the twelve months ended December 31, 2009, compared to the twelve months ended December 31, 2008. The decrease can be attributed to the grant of 13,600,000 incentive stock options pursuant to the Company’s stock option plan in fiscal 2009, compared to 10,900,000 incentive stock options issued in fiscal 2008. The incentive stock options issued vest in accordance with the stock option plan.  The following is a list of incentive stock options issued in fiscal 2009:

Number of Stock Options Issued	Exercise Price ($)	Expiry date
7,100,000 (1)	0.10	April 21, 2014
4,500,000 (2)	0.10	December 21, 2014
2,000,000 (3)	0.10	December 21, 2014
13,600,000 (a)

The following is a list of incentive stock options issued in fiscal 2008:

Number of Stock Options Issued	Exercise Price ($)	Expiry date
10,900,000 (4)	0.10	October 2, 2013
10,900,000 (a)

(a)	Refer to additional disclosure regarding incentive stock options below for a break-down of the incentive stock options granted.

(1)
On April 21, 2009, the Company granted an aggregate of 7,100,000 incentive stock options to directors, officers and consultants of the Company exercisable over a five-year period at a price of $0.10 per share.  The fair value of these incentive stock options at the date of the grant was estimated using the Black-Scholes valuation model with the following assumptions: a five year expected term; 127% volatility; risk-free interest rate of 1.87% per annum; and a dividend rate of 0%.  The fair value assigned to these incentive stock options was $220,100.

(2)
On December 21, 2009, the Company granted an aggregate of 4,500,000 incentive stock options to directors and officers of the Company exercisable over a five-year period at a price of $0.10 per share.  The fair value of these incentive stock options at the date of the grant was estimated using the Black-Scholes valuation model with the following assumptions: a five year expected term; 167% volatility; risk-free interest rate of 2.57% per annum; and a dividend rate of 0%.  The fair value assigned to these incentive stock options was $207,000.

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Spider Resources Inc.
Management’s Discussion & Analysis
Dated – April 7, 2010	Year Ended December 31, 2009

(3)
On December 21, 2009, the Company granted an aggregate of 2,000,000 incentive stock options to an investor relations consultant exercisable over a five-year period at a price of $0.10 per share.  The fair value of these incentive stock options at the date of the grant was estimated using the Black-Scholes valuation model with the following assumptions: a five-year expected term; 167% volatility; risk-free interest rate of 2.57% per annum; and a dividend rate of 0%.  The fair value assigned to these incentive stock options was $92,000.  These incentive stock options will vest quarterly over a period of one year.

(4)
On October 2, 2008, the Company granted an aggregate of 10,900,000 incentive stock options to various directors, officers and consultants of the Company at an exercise price of $0.10 per share for a five-year period.  The fair value of these incentive stock options at the date of the grant was estimated using the Black-Scholes valuation model with the following assumptions: dividend yield 0%; expected volatility of 136%; risk-free interest rate of 3.02%; and an expected term of five years.  The fair value assigned to these incentive stock options was $457,800.

Several variables are used when determining the value of incentive stock options using the Black-Scholes valuation model:

o
The expected term: the Company used the expected term of five years, which is the maximum term ascribed to these incentive stock options, for the purposes of calculating the value of these incentive stock options.  The Company chose the maximum term because it is difficult to determine with any reasonable degree of accuracy when these incentive stock options will be exercised.

o
Volatility: the Company used historical information on the market price of its common shares to determine the degree of volatility at the date the incentive stock options were granted.  Therefore, depending on when the incentive stock options were granted and the period of historical information examined, the degree of volatility can be different when calculating the value of different incentive stock options.

o
Risk-free interest rate: the Company used the interest rate available for government securities of an equivalent expected term as at the date of the grant of the incentive stock options.  The risk-free interest rate would vary depending on the date of the grant of the incentive stock options and the expected term of the incentive stock options.

o
Dividend yield: the Company has not paid dividends in the past because it is in the development stage and has not yet earned any significant income.  Also, the Company does not expect to pay dividends in the foreseeable future because it does not expect to bring its mineral properties into production and earn significant revenue any time soon.  Therefore, a dividend rate of 0% was used for the purposes of the valuation of the incentive stock options

Incentive stock options were issued to attract key personnel to work for the Company.

•
Professional fees during the twelve months ended December 31, 2009, were $219,502 (twelve months ended December 31, 2008 - $99,732). The increase of $119,770 resulted from an increase in services provided by legal counsel in relation to increased corporate activity during the twelve months ended December 31, 2009, compared to the corresponding period in 2008.

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Spider Resources Inc.
Management’s Discussion & Analysis
Dated – April 7, 2010	Year Ended December 31, 2009

•
The increase of $170,283 in consulting fees during the twelve months ended December 31, 2009, over the comparative period in 2008 resulted from (i) fees paid to the Chief Financial Officer for a full year; and (ii) bonuses paid to consultants in accordance with agreements and board approval. No bonuses were granted in the comparative period in 2008.

•
The $6,848 decrease in general and administration expenses for the twelve months ended December 31, 2009, over the comparative period in 2008 is a direct result of a decrease in  Part XII.6 tax (Canada) on the Company’s flow-through obligation in fiscal 2009 compared to fiscal 2008.

•
Advertising and promotion expense increased by $114,753 during the twelve months ended December 31, 2009, over the comparative period in 2008 as a result of the Company expensing its share of the Air Canada Suite License Fee (the “license”) over the expected term of the license, website development and maintenance, investor relation expenditures and increased corporate activity.

•
The increase in travel expense of $40,866 during the twelve months ended December 31, 2009, over the comparative period in 2008 is a result of key management personnel being required to attend various meetings during the period.

•
The increase in operator’s fee of $250,943 is a result of a 5% operator cost based on the total invoiced expenditures on the Big Daddy chromite deposit, which was billed at year end.  Spider earned a total of $250,943 as the operator of the Big Daddy chromite deposit.

•	The increase in future tax recovery of $165,912 is a result of differences recognized between the accounting cost and tax cost of the Company’s assets.

•
Other expense fluctuations can be related to small variances seen in accounting and corporate services, management fees, transfer agent, listing and filing fees, occupancy costs, interest and bank charges and insurance.

Three months ended December 31, 2009, compared with three months ended December 31, 2008

The net income from operations for the three months ended December 31, 2009, was $342,733 or $0.00 per share, compared to net loss of $272,697 or $0.00 for the comparative period in 2008.  The $615,430 increase in income from operations was driven by several variables, including:

•
The Company incurred a decrease in stock-based compensation of $250,800 for the three months ended December 31, 2009, compared to the three months ended December 31, 2008. The decrease can be attributed to the grant of 6,500,000 incentive stock options in Q4 2009, compared to 10,900,000 incentive stock options issued in Q4 2008. The incentive stock options issued vest in accordance with the stock option plan.  The following is a list of incentive stock options issued in Q4 2009:

Number of Stock Options Issued	Exercise Price ($)	Expiry date
4,500,000 (a)(b)	0.10	December 21, 2014
2,000,000 (a)(b)	0.10	December 21, 2014

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Spider Resources Inc.
Management’s Discussion & Analysis
Dated – April 7, 2010	Year Ended December 31, 2009

6,500,000

The following is a list of incentive stock options issued in Q4 2008:

Number of Stock Options Issued	Exercise Price ($)	Expiry date
10,900,000 (a)(b)	0.10	October 2, 2013
10,900,000

(a)	Refer to additional disclosure regarding incentive stock options below for a break-down of the incentive stock options granted; and
(b)	Refer to “Twelve months ended December 31, 2009, compared with twelve months ended December 31, 2008” under “Results of Operations”, above.

•
Professional fees during the three months ended December 31, 2009, were $54,641 (three months ended December 31, 2008 - $60,000). The decrease of $5,359 resulted from a decrease in services provided by legal counsel in relation to decreased corporate activity during the three months ended December 31, 2009, compared to the corresponding period in 2008.

•
The increase of $61,400 in consulting fees during the three months ended December 31, 2009, over the comparative period in 2008 resulted from bonuses paid to consultants in accordance with agreements and board approval. No bonuses were granted in the comparative period in Q4 2008.

•
The $68,982 decrease in general and administration expenses for the three months ended December 31, 2009, over the comparative period in 2008 is a direct result from a  decrease in  Part XII.6 tax (Canada) on the Company’s flow-through obligation in Q4 2009 compared to Q4 2008.

•
Advertising and promotion expense increased by $21,063 during the three months ended December 31, 2009, over the comparative period in 2008 as a result of the Company expensing its share of the Air Canada Suite License Fee over the expected term of the license, website development and maintenance, investor relation expenditures and increased corporate activity.

•
The increase in travel expense of $4,674 during the three months ended December 31, 2009, over the comparative period in 2008 is a result of key management personnel being required to attend various meetings during the period.

•
The increase in operator’s fee is of $250,943 is a result of a 5% operator cost based on the total invoiced expenditures on the Big Daddy chromite deposit, which was billed at year end.  Spider earned a total of $250,943 as the operator of the Big Daddy chromite deposit.

•	The increase in future tax recovery of $165,912 is a result of differences recognized between the accounting cost and tax cost of the Company’s assets.

•
Other expense fluctuations can be related to small variances seen in accounting and corporate services, management fees, transfer agent, listing and filing fees, occupancy costs, interest and bank charges and insurance.

www.spiderresources.com	Page 25

Spider Resources Inc.
Management’s Discussion & Analysis
Dated – April 7, 2010	Year Ended December 31, 2009

LIQUIDITY AND CAPITAL RESOURCES

The activities of the Company, principally the acquisition and exploration of properties that have the potential to contain metals, are financed through the completion of equity transactions such as equity offerings and the exercise of incentive stock options, agent options and warrants. For the twelve months ended December 31, 2009, the Company had the following equity transactions:

•
On July 24, 2009, Spider completed the first tranche of a private placement of 48,333,333 flow-through units at a price of $0.03 per unit, for gross proceeds of $1,450,000. The private placement is part of a larger offering of up to 73,333,333 flow-through units. Each unit consists of one common share (issued on a flow-through basis) and one-half of one common share purchase warrant. Each full warrant entitles the holder to acquire one common share (which share shall not be issued on a flow-through basis) at a price of $0.05 for a period of one year from the date of issue and thereafter at a price of $0.10 for a period of two years from the date of issue.  Spider engaged IBK Capital Corp. to complete the first tranche of the offering on a best-efforts agency basis.

Spider paid an aggregate cash commission in the amount of $102,375 to IBK and its selling group agents and issued 4,550,000 broker warrants entitling IBK and its selling group agents to purchase up to 4,550,000 common shares in the capital of Spider at a price of $0.03 for a period of one year from the date of issue and thereafter at a price of $0.06 for a period of two years from the date of issue. IBK engaged the following sub-agents in connection with the completion of the first tranche of the offering: Brant Securities Limited, Octagon Capital Corp., CIBC Wood Gundy, TD Waterhouse Canada Inc., MGI Securities Inc., and Dundee Securities Corporation.

•
On August 7, 2009, Spider completed the second tranche of a private placement with the MineralFields Group of 25,000,000 flow-through units at a price of $0.03 per unit, for gross proceeds of $750,000. Each unit consisted of one common share (issued on a flow-through basis) and one-half of one common share purchase warrant. Each full warrant entitles the holder to acquire one common share (which share will not be issued on a flow-through basis) at a price of $0.05 for a period of one year from the date of issue and thereafter at a price of $0.10 for a period of two years from the date of issue.

Spider engaged Limited Market Dealer Inc. to complete the second tranche of the offering on a best-efforts agency basis. Limited Market Dealer Inc. was paid an aggregate cash commission of $37,500 and was issued 2,500,000 broker compensation options ("Agent Options"). Each agent option is exercisable for one unit (“option unit”) at a price of $0.03 for a period of one year from the date of issue and thereafter at a price of $0.06 for a period of two years from the date of issue. Each option unit consists of one common share and one-half of one common share purchase warrant. Each full warrant will be exercisable for one common share at a price of $0.05 until August 7, 2010, and thereafter at a price of $0.10 until August 7, 2011.

•
On December 24, 2009, Spider completed the first tranche of a private placement of 22,887,999 flow-through units at a price of $0.06 per unit, for gross proceeds of $1,373,280. The private placement is part of a larger offering of up to 50,000,000 flow-through units at a price of $0.06 per unit and up to 40,000,000 non flow-through units at the price of $0.05 per unit. Each flow-through unit consists of one common share (issued on a flow-through basis) and one non flow-through common share purchase warrant. Each full warrant entitles the holder to acquire one common

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Spider Resources Inc.
Management’s Discussion & Analysis
Dated – April 7, 2010	Year Ended December 31, 2009

share (which share will not be issued on a flow-through basis) at a price of $0.10 for a period of two years from the date of issue.

•
On December 30, 2009, Spider completed a second tranche of a private placement of 15,785,332 flow-through units at a price of $0.06 per unit, for gross proceeds of $947,120. Each unit consisted of one common share (issued on a flow-through basis) and one common share purchase warrant. Each full warrant entitles the holder to acquire one common share (which share will not be issued on a flow-through basis) at a price of $0.10 for a period of two years from the date of issue.

Spider engaged Sandfire Securities Inc. ("SSI") to complete the offering. Spider paid an aggregate cash commission in the amount of $132,457 to SSI and its selling group agents and issued 3,620,163 non-transferable compensation options ("Agents Options") entitling SSI and its selling group agents to purchase up to 3,620,163 units at a price of $0.06 per unit for a period of two years from the date of issue. Each unit consisted of one common share and one common share purchase warrant exercisable to acquire one common share at the price of $0.10 per share for a period of two years from the date of issue of the agent options. The Company issued two tranches of agent options: (i) 2,083,298 units at a price of $0.06 which expire on December 24, 2011. The attached warrants to these agent options also expire on December 24, 2011; and (ii) 1,536,865 units at a price of $0.06 that expire on December 30, 2011. The attached warrants to these agent options also expire on December 30, 2011.

•	The Company also raised funds from the exercise of warrants for cash proceeds of $5,100.

There is no assurance that future equity capital will be available to the Company in the amounts or at the times desired or on terms that are acceptable to the Company, if at all. See “Risks and Uncertainties” below.

The Company has no operating revenues and therefore must utilize its current cash reserves, funds obtained from the exercise of warrants, incentive stock options, agent options, and other financing transactions to maintain its capacity to meet ongoing discretionary and committed exploration and operating activities.

As of December 31, 2009, the Company had 428,388,431 common shares issued and outstanding, 116,756,658 warrants outstanding which would raise $9,535,733 if exercised in full, and 37,005,181 incentive stock options and agent options outstanding which would raise $3,380,712 if exercised in full.

To date, the cash resources of Spider are held with HSBC Bank Canada.  The Company has no debt and its credit and interest rate risk is minimal. Accounts payable and accrued liabilities are short-term and non-interest bearing.

The Company’s liquidity risk with financial instruments is minimal as excess cash is invested in investment grade short-term deposit certificates.  As of December 31, 2009, the Company’s funds were in two non-interest bearing accounts. The Company did not have any investments as of December 31, 2009.

In addition, sundry receivables are composed of sales tax receivable from government authorities in Canada and deposits held with service providers.

www.spiderresources.com	Page 27

Spider Resources Inc.
Management’s Discussion & Analysis
Dated – April 7, 2010	Year Ended December 31, 2009

Accounts payable and accrued liabilities increased to $334,164 at December 31, 2009, compared to $166,081 at December 31, 2008, primarily due to the Company’s activities on the Big Daddy chromite deposit.  The Company’s cash at December 31, 2009, is sufficient to pay these liabilities.

The Company’s use of cash at present occurs, and in the future will occur, principally in two areas, namely, funding of its general and administrative expenditures and funding of its investment activities. Those investing activities include the cash components of the cost of acquiring and exploring its mineral claims. Currently, the Company’s operating expenses are averaging approximately $100,000 per month for working capital related expenses. The Company also plans to incur exploration expenditures of $2,700,000 on its mining interests.  Of this, $2,500,000 relates to the Big Daddy chromite deposit and must be spent by March 31, 2011; about $200,000 relates to other mining interests, and which the Company anticipates spending by December 31, 2010.  See “Mineral Exploration Properties”, above.  The Company’s existing funds on hand at December 31, 2009, and the private placement of $1,754,900, net of share issue costs, that closed on January 22, 2010, is anticipated to be adequate for Spider to meet its operating costs for fiscal 2010 and its exploration programs at current operating levels.   This is subject to the Company’s ability to attract and retain skilled staff and consultants.  The Company’s anticipated spending includes its December 31, 2009, flow-through commitment of approximately $2,320,000 and $380,000 from the January 22, 2010, flow-through financing, leaving a balance of $209,000 to be spent from the total flow-through financing of approximately $589,000.  The December 31, 2009, flow-through commitment is required to be spent by December 31, 2010, under the Canadian tax rules regarding flow-through shares. The Company can elect to spend the January 22, 2010, flow-through financing by December 31, 2011, under the same tax rules. The decision where to spend the remaining $209,000 flow-through commitment from the January 22, 2010, flow-through financing will be determined in the coming year.

A summary of the Company’s Big Daddy chromite deposit exploration program is summarized below:

Details	Actual Costs ($)	Budget ($)	Over (Under) ($)

Other 2009 Programs	630,315	630,315	nil
Administration	49,613	35,200	14,413
Planning	67,783	49,421	18,362
Camp operations	219,283	163,483	55,800
Drafting	28,161	8,800	19,361
Fuel MOB	91,911	113,798	(21,887)
Line Cutting	55,552	57,714	(2,162)
Ground Geophysics	198,291	116,161	82,130
Geology	1,253,378	1,390,338	(136,960)
Drilling	2,298,932	2,361,537	(62,605)
Survey	38,018	126,908	(88,890)
Resource Studies	87,619	52,250	35,369
Environmental	nil	143,409	(143,409)
Total	5,018,856	5,249,334	(230,478)
Contingency	nil	450,666	(450,666)

www.spiderresources.com	Page 28

Spider Resources Inc.
Management’s Discussion & Analysis
Dated – April 7, 2010	Year Ended December 31, 2009

Grand Total	5,018,856	5,700,000	(681,144)
Spider’s share	2,509,428	2,850,000	(340,572)

In mid–September the Company in its capacity as operator of this project commenced drilling on the Big Daddy chromite deposit. It is anticipated that the drill program will include up to 11,000 metres of core drilling and will cost between $5 million and $6 million, thus meeting the next level earn-in on the project from Freewest. The cost of the program will be shared equally between the Company and KWG.

OFF-BALANCE-SHEET ARRANGEMENTS

As of the date of this filing, the Company does not have any off balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

PROPOSED TRANSACTIONS
There are no proposed transactions of a material nature being considered by the Company. However, the Company continues to evaluate properties and corporate entities that it may acquire in the future.  See “Overall Objective” above

TRANSACTIONS WITH RELATED PARTIES

During the year, the Company paid $96,000 (2008 - $96,000) to Nominex Ltd., a company controlled by Neil Novak, the President and director of the Company, for geological and other services. Included in accounts payable and accrued liabilities is $8,400 (2008 - $8,400) owing to Nominex for management services provided.

The Company paid Richard Hamelin, the Vice President of the Company, fees totaling $72,000 for the year ended December 31, 2009 (2008 - $60,000). In addition, for the year ended December 31, 2009, legal fees in the amount of $343,540 (2008 - $94,916) were paid to a law firm in which the Corporate Secretary, Carmen Diges, is a partner. As at December 31, 2009, this law firm was owed $205,496 (2008 - $15,000) and this amount was included in accounts payable and accrued liabilities.

During the year, the Company paid $30,000 (2008 - $20,000) to Marrelli CFO Outsource Syndicate Inc. ("Marrelli") for the services of the Chief Financial Officer of the Company. The Company's Chief Financial Officer is the president of Marrelli and Marrelli Support Services Inc., a firm that provides accounting services to Spider. During the year, Spider expensed $43,608 (2008 - $70,442) for services rendered by this firm. In addition, as at December 31, 2009, this firm was owed $15,860 (December 31, 2008 - $2,680) and this amount was included in accounts payable and accrued liabilities.

At the year-end, the Company paid consulting fees of $66,582 (December 31, 2008 - $nil) to James G. Burns, an officer of the Company. As at December 31, 2009, this officer was owed $6,719 (December 31, 2008 - $nil) and this amount was included in accounts payable and accrued liabilities.

During the year, the Company paid consulting fees of $23,600 (December 31, 2008 - $22,016) to Franklin Geosciences Ltd., a company beneficially owned by Jim Franklin, a director of the Company. As at December 31, 2009, Franklin Geosciences Ltd. was owed $24,780 (December 31, 2008 - $nil) in

www.spiderresources.com	Page 29

Spider Resources Inc.
Management’s Discussion & Analysis
Dated – April 7, 2010	Year Ended December 31, 2009

outstanding consulting fees and unreimbursed expenses.  This amount was included in accounts payable and accrued liabilities.

The Company paid bonuses of $119,700 to officers of the Company (Neil Novak $57,600, James G. Burns $22,500 and Richard Hamelin $39,600) (December 31, 2008 - $nil). In addition, during the year the Company paid $56,000 (December 31, 2008 - $39,000) as director fees. Director fees include payments to Earl Coleman - $13,500; Norman Brewster - $12,500; Bryan Wilson $8,500; Jim Franklin $10,000; and Gregory Roberts - $11,500) (December 31, 2008: Earl Coleman - $9,000; Norman Brewster - $8,500; Bryan Wilson $7,000; Jim Franklin; $7,500; and Gregory Roberts - $7,000).   As at December 31, 2009, $5,856 (December 31, 2008 - $nil) was owed to Neil Novak as reimbursable expenses and this amount was included in accounts payable and accrued liabilities.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s audited financial statements requires management to make certain estimates that affect the amounts reported in the financial statements. The accounting estimates considered significant are the valuation of the Company’s mining interests and stock-based compensation.

The policy of capitalizing exploration costs to date does not necessarily relate to the future economic value of the exploration properties. The valuation of mining interests is dependent entirely upon the discovery of economic mineral deposits.

The Company uses the Black-Scholes model to determine the fair value of stock options. The main factor affecting the estimates of stock-based compensation is the stock price volatility used. The Company uses historical price data and comparables in the estimate of future volatility.

Changes in the accounting estimates in the items discussed above may have a material impact on the financial position of the Company.

Other items requiring estimates for the year ended December 31, 2009, are accounts payable and accrued liabilities and asset retirement obligation. Changes in the accounting estimates in these items may have a material impact on the financial position of the Company.

CHANGES IN ACCOUNTING POLICIES

During the year ended December 31, 2009, the Company adopted the following new accounting policies:

Goodwill and Intangible Assets

In February 2008, the CICA approved Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces the existing Handbook Sections 3062, “Goodwill and Other Intangible Assets” and 3450 “Research and Development Costs”. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2009, with earlier application encouraged. The standard provides guidance on the recognition, measurement and disclosure requirements for goodwill and

www.spiderresources.com	Page 30

Spider Resources Inc.
Management’s Discussion & Analysis
Dated – April 7, 2010	Year Ended December 31, 2009

intangible assets. The adoption of this standard had no impact on the Company's operating results or financial position.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA approved EIC 173 Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. This guidance clarified that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments. This guidance is applicable to fiscal periods ending on or after January 20, 2009. The Company is continually evaluating the effects of this standard.

Mining exploration costs

On March 27, 2009, the CICA approved EIC 174, “Mining Exploration Costs”. This provides guidance on capitalization of exploration costs related to mining properties in particular, and on impairment of long-lived assets in general. The Company has applied this new abstract for the year ended December 31, 2008, and there was no significant impact on its financial statements as a result.

Categories of financial assets and liabilities

In June 2009, the Canadian Accounting Standards Board issued an amendment to CICA Section 3862, “Financial Instruments – Disclosures” in an effort to make Section 3862 consistent with International Financial Reporting Standards Section 7 – Disclosures (“IFRS 7”). The purpose was to establish a framework for measuring fair value in GAAP and expand disclosures about fair value measurements. To make the disclosures an entity is to classify fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy is to have the following levels: (Level 1) quoted prices (unadjusted) in active markets for identical assets or liabilities; (Level 2) inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and (Level 3) inputs for the asset or liability that are not based on observable market data (unobservable inputs). These standards apply to interim and annual consolidated financial statements relating to fiscal years ending after September 30, 2009.

Fair value measurement of assets and liabilities recognized on the balance sheet are categorized into levels within a fair value hierarchy based on the nature of valuation inputs. The Company's cash is classified in Level 1 within the fair value hierarchy as at December 31, 2009.

Future accounting changes

International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board has confirmed that IFRS will replace current Canadian GAAP for publicly accountable enterprises, including the Company, effective for fiscal years beginning on or after January 1, 2011.

Accordingly, the Company will report interim and annual financial statements in accordance with IFRS beginning with the quarter ended March 31, 2011. The Company's 2011 interim and annual financial statements will include comparative 2010 financial statements, adjusted to comply with IFRS.

www.spiderresources.com	Page 31

Spider Resources Inc.
Management’s Discussion & Analysis
Dated – April 7, 2010	Year Ended December 31, 2009

IFRS Transition Plan

The Company has established a comprehensive IFRS transition plan and engaged third-party advisers to assist with the planning and implementation of its transition to IFRS. The following summarizes the Company's progress and expectations with respect to its IFRS transition plan:

Initial scoping and analysis of key areas for which accounting policies may be impacted by the transition to IFRS.	Complete.
Detailed evaluation of potential changes required to accounting policies, information systems and business processes, including the application of IFRS 1 First-time Adoption of International Financial Reporting Standards.
Complete.
Final determination of changes to accounting policies and choices to be made with respect to first-time adoption alternatives.	In progress, completion expected during Q2 2010
Resolution of the accounting policy change implications on information technology, business processes and contractual arrangements.	In progress, completion expected during Q3 2010
Quantification of the financial statement impact of changes in accounting policies.	Throughout 2010
Management and employee education and training.	Throughout the transition process

Impact of Adopting IFRS on the Company’s Business

As part of its analysis of potential changes to significant accounting policies, the Company is assessing what changes may be required to its accounting systems and business processes. The Company believes that the changes identified to date are minimal and the systems and processes can accommodate the necessary changes.

To date, the Company has not identified any contractual arrangements that may be affected by potential changes to significant accounting policies.

The Company's staff and advisers involved in the preparation of the financial statements are being trained on the relevant aspects of IFRS and the anticipated changes to accounting policies. Employees of the Company who will be affected by a change to business processes as a result of the conversion to IFRS will also be trained as necessary.

www.spiderresources.com	Page 32

Spider Resources Inc.
Management’s Discussion & Analysis
Dated – April 7, 2010	Year Ended December 31, 2009

The Board of Directors and the Audit Committee have been regularly updated on the progress of the IFRS conversion plan, and made aware of the evaluation to date of the key aspects of IFRS affecting the Company.

First-time adoption of IFRS

The adoption of IFRS requires the application of IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”), which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires retrospective application of IFRS, effective at the end of its first annual IFRS reporting period. However, IFRS 1 also provides certain optional exemptions and mandatory exceptions to this retrospective treatment.

The Company has identified the following optional exemptions that it expects apply in its preparation of an opening IFRS statement of financial position as at January 1, 2010, its transition date:

•	To apply IFRS 2 Share-based Payments only to equity instruments issued after November 7, 2002, and that had not vested by the transition date.
•	To apply IFRS 3 Business Combinations prospectively from the transition date, therefore not restating business combinations that took place prior to the transition date.
•
To apply the transition provisions of IFRIC 14 Determining whether an Arrangement Contains a Lease, therefore determining if arrangements existing at the transition date contain a lease based on the circumstances existing at that date.

•
To apply IAS 23 Borrowing Costs prospectively from the transition date. IAS 23 requires the capitalization of borrowing costs directly attributable to the acquisition, production or construction of certain assets.

Prior to reporting interim financial statements in accordance with IFRS for the quarter ending March 31, 2011, the Company may decide to apply other optional exemptions contained in IFRS 1.

IFRS 1 does not permit changes to estimates that have been made previously. Accordingly, estimates used in the preparation of the Company’s opening IFRS statement of financial position as at the transition date will be consistent with those made under current Canadian GAAP. If necessary, estimates will be adjusted to reflect any difference in accounting policy.

Impact of Adopting IFRS on the Company’s Financial Statements

The adoption of IFRS will result in some changes to the Company's accounting policies that are applied in the recognition, measurement and disclosure of balances and transactions in its financial statements.

The following provides a summary of the Company's evaluation to date of potential changes to accounting policies in key areas based on the current standards and guidance within IFRS. This is not intended to be a complete list of areas where the adoption of IFRS will require a change in accounting policies, but to highlight the areas the Company has identified as having the most potential for a significant change. The International Accounting Standards Board has a number of ongoing projects, the outcome of which may have an effect on the changes required to the Company’s accounting policies on adoption of IFRS. At the present time, however, the Company is not aware of any significant expected changes prior to its adoption of IFRS that would affect the summary provided below.

www.spiderresources.com	Page 33

Spider Resources Inc.
Management’s Discussion & Analysis
Dated – April 7, 2010	Year Ended December 31, 2009

1)	Exploration and Evaluation Expenditures

Subject to certain conditions, IFRS currently allows an entity to determine an accounting policy that specifies the treatment of costs related to the exploration for and evaluation of mineral properties. The Company expects to establish an accounting policy to expense, as incurred, all costs relating to exploration and evaluation until such time as it has been determined that a property has economically recoverable reserves.

The application of this policy on the adoption of IFRS will have a significant impact on the Company’s financial statements. On adoption of IFRS, the carrying value of the mineral resource properties will be reduced to zero (as at the transition date), with a corresponding adjustment to accumulated deficit. All subsequent exploration and evaluation costs will be expensed as incurred until such time as it has been determined that a property has economically recoverable reserves.

2)	Impairment of (Non-financial) Assets

IFRS requires a write down of assets if the higher of the fair market value and the value in use of a group of assets is less than its carrying value. Value in use is determined using discounted estimated future cash flows. Current Canadian GAAP requires a write down to estimated fair value only if the undiscounted estimated future cash flows of a group of assets are less than its carrying value.

The Company's accounting policies related to impairment of non-financial assets will be changed to reflect these differences. However, the Company does not expect that this change will have an immediate impact on the carrying value of its assets. The Company will perform impairment assessments in accordance with IFRS at the transition date.

3)	Share-based Payments

In certain circumstances, IFRS requires a different measurement of stock-based compensation related to stock options than current Canadian GAAP.

The Company does not expect any changes to its accounting policies related to share-based payments that would result in a significant change to line items within its financial statements.

4)	Asset Retirement Obligations (Decommissioning Liabilities)

IFRS requires the recognition of a decommissioning liability for legal or constructive obligations, while current Canadian GAAP only requires the recognition of such liabilities for legal obligations. A constructive obligation exists when an entity has created reasonable expectations that it will take certain actions.

The Company's accounting policies related to decommissioning liabilities will be changed to reflect these differences. However, the Company does not expect this change will have an immediate impact on the carrying value of its assets.

www.spiderresources.com	Page 34

Spider Resources Inc.
Management’s Discussion & Analysis
Dated – April 7, 2010	Year Ended December 31, 2009

5)	Property and Equipment

IFRS contains different guidance related to recognition and measurement of property and equipment than current Canadian GAAP.

The Company does not expect any changes to its accounting policies related to property and equipment that would result in a significant change to line items within its financial statements.

6)	Income Taxes

In certain circumstances, IFRS contains different requirements related to recognition and measurement of future (deferred) income taxes.

The Company does not expect any changes to its accounting policies related to income taxes that would result in a significant change to line items within its financial statements.

Subsequent Disclosures

Further disclosures of the IFRS transition process are expected as follows:

•
The Company’s MD&A for the 2010 interim periods and the year ended December 31, 2010, will include updates on the progress of the transition plan, and, to the extent known, further information regarding the impact of adopting IFRS on key line items in the annual financial statements.

•
The Company's first financial statements prepared in accordance with IFRS will be the interim   financial statements for the three months ending March 31, 2011, which will include notes disclosing transitional information and disclosure of new accounting policies under IFRS. The interim financial statements for the three months ending March 31, 2011, will also include 2010 financial statements for the comparative period adjusted to comply with IFRS, and the Company’s transition date IFRS statement of financial position (at January 1, 2010).

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009: Section 1582, "Business Combinations", Section 1601, "Consolidated Financial Statements" and Section 1602, "Non-Controlling interests". These new standards will be effective for fiscal years beginning on or after January 1, 2011. Section 1582 replaces section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to IFRS 3 - Business Combinations. Sections 1601 and 1602 together replace section 1600, Consolidated Financial Statements.  Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS lAS 27 - Consolidated and Separate Financial Statements. The Company is in the process of evaluating the requirements of the new standards.

MANAGEMENT OF CAPITAL

The Company’s objective when managing capital is to maintain adequate levels of funding to support the acquisition, exploration and development of mineral properties.

www.spiderresources.com	Page 35

Spider Resources Inc.
Management’s Discussion & Analysis
Dated – April 7, 2010	Year Ended December 31, 2009

The Company considers its capital to be equity, which comprises share capital, warrants, stock options, contributed surplus, and deficit, which at December 31, 2009, totaled $22,765,854 (2008 - $19,413,635).

The Company manages its capital structure in a manner that provides sufficient funding for acquisition, exploration and development of mineral properties. Funds are primarily secured through equity capital raised by way of private placements. There can be no assurance that the Company will be able to continue raising equity capital in this manner.

The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the year ended December 31, 2009. The Company is not subject to externally imposed capital requirements.

PROPERTY RISK AND FINANCIAL RISK AFFECTING FINANCIAL INSTRUMENTS

(a) Property risk

The Company's mining interests are the only properties that are currently material to it. Unless the Company acquires or develops additional material properties, the Company will be solely dependent upon its current mining interests. If the Company acquires no additional mineral properties, any adverse development affecting its mining interests would have a material adverse effect on its financial condition and results of operations.

(b) Financial risk

The Company’s activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate, foreign exchange rate and commodity and equity price risk).

The Company’s management team carries out risk management with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to sundry receivables. The Company has no significant concentration of credit risk arising from operations. Financial instruments included in sundry receivables consist of sales tax receivable from government authorities in Canada and deposits held with service providers. Sundry receivables are in good standing as of December 31, 2009. Management believes that the credit risk concentration with respect to financial instruments is minimal.

www.spiderresources.com	Page 36

Spider Resources Inc.
Management’s Discussion & Analysis
Dated – April 7, 2010	Year Ended December 31, 2009

Liquidity risk

Liquidity risk refers to the risk that the Company will not be able to meet its financial obligations when they become due, or can only do so at excessive cost. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2009, the Company had a cash balance of $2,716,778 (2008 - $3,205,855) to settle current liabilities of $334,164 (2008 - $166,081). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. The Company is also committed to spending approximately $2,320,000 in exploration expenditures by December 31, 2010. If the Company does not spend these funds in compliance with the government of Canada flow-through regulations, it may be subject to litigation from various counterparties. The Company intends to fulfill all flow-through commitments within the given time constraints.

Market risk

(i) Interest rate risk

Interest rate risk is the risk that the fair value of a financial instrument will fluctuate due to changes in market interest rates. The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the creditworthiness of its banks.

(ii) Foreign currency risk

Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the entity’s functional currency. The risk is measured using cash flow forecasting. The Company's functional and reporting currency is the Canadian dollar and major purchases are transacted in Canadian dollars. As a result, the Company's exposure to foreign currency risk is minimal.

(iii) Price risk

The Company is exposed to price risk with respect to commodity price. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices to determine its appropriate course of action.

Sensitivity analysis

Sundry receivable, which are classified for accounting purposes as loans and receivables, are measured at amortized cost. Accounts payable and accrued liabilities are classified for accounting purposes as other financial liabilities, which are measured at amortized cost. Due to the short-term nature of these instruments, their carrying value approximates fair value.

Fair value represents the amount that would be exchanged in an arm's length transaction between willing parties and is best evidenced by a quoted market price, if one exists.

Commodity price risk could adversely affect the Company. In particular, the Company’s future profitability and viability depends upon the world market price of valuable minerals. Commodity prices

www.spiderresources.com	Page 37

Spider Resources Inc.
Management’s Discussion & Analysis
Dated – April 7, 2010	Year Ended December 31, 2009

have fluctuated significantly in recent years. There is no assurance that, even if commercial quantities of valuable minerals are produced in the future, a profitable market will exist for them. As of December 31, 2009, the Company was not a producer of valuable minerals. Even so, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of incentive stock options and warrants. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

DISCLOSURE OF INTERNAL CONTROLS

Management has established processes to provide them sufficient knowledge to support representations that they have exercised reasonable diligence that (i) the audited  financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the audited financial statements; and (ii) the audited  financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented.

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i)
controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

The following table sets forth a breakdown of material components of mining interests for the years ended December 31, 2009 and December 31, 2008.

www.spiderresources.com	Page 38

Spider Resources Inc.
Management’s Discussion & Analysis
Dated – April 7, 2010	Year Ended December 31, 2009

Exploration expenditures

Projects	December 31, 2009 ($)	December 31, 2008 ($)
Spider #1
Opening balance	7,379,737	7,374,737

Geophysics	nil	5,000

Closing balance	7,379,737	7,379,737
Wawa
Opening balance	1,133,232	912,438

Contractor wages	4,440	157,220
Geochemical	74,735	nil
Operator costs	7,979	15,605
License fees	18,120	26,520
Travel, meals and accommodation	264	4,797
Geophysics	nil	16,652

Closing balance	1,238,770	1,133,232
McFaulds Lake
Opening balance	5,999,624	5,879,811

Operator costs	129,684	3,747
Drilling costs	nil	102,000
Reversal of fees previously accrued for consulting services	nil	(77,353)
Consulting	nil	26,904
Valuation report	nil	11,735
Claims staking and maintenance	nil	26,229
Travel, accommodation and meals	2,865	1,681
Geochemical	nil	287
Other	nil	795
Geology	nil	5,745
Gemcom software	nil	2,818

www.spiderresources.com	Page 39

Spider Resources Inc.
Management’s Discussion & Analysis
Dated – April 7, 2010	Year Ended December 31, 2009

Labour	nil	2,395
Transportation	nil	114
Administration	nil	6,047
Rental	nil	1,669
First Nations	nil	5,000
Camp/lodging/meals/travel	44,357	nil

Closing balance	6,176,530	5,999,624
Diagnos
Opening balance	66,919	50,319

Geophysics	nil	16,600

Closing balance	66,919	66,919
Big Daddy Chromite Deposit
Opening balance	1,769,913	122,146

Drilling	1,106,381	921,426
Claims staking	nil	62,295
Geochemical	37,161	36,504
Meals and lodging	124,612	93,279
Operator costs	528,245	116,606
Travel and fuel	43,424	47,997
Contractor wages	881,758	64,958
Survey	17,583	86,799
Geophysics	116,695	217,903

Closing balance	4,625,772	1,769,913

Total	19,487,728	16,349,425

Acquisition costs

Projects	December 31, 2009 ($)	December 31, 2008 ($)
Spider #1
Opening balance	1,983,760	1,983,760

www.spiderresources.com	Page 40

Spider Resources Inc.
Management’s Discussion & Analysis
Dated – April 7, 2010	Year Ended December 31, 2009

No activity	nil	nil

Closing balance	1,983,760	1,983,760
Wawa
Opening balance	466,173	466,173

No activity	nil	nil

Closing balance	466,173	466,173
McFaulds Lake
Opening balance	nil	nil

No activity	nil	nil

Closing balance	nil	nil
Diagnos
Opening balance	39	39

No activity	nil	nil

Closing balance	39	39
Big Daddy Chromite Deposit
Opening balance	34,000	34,000

No activity	nil	nil

Closing balance	34,000	34,000

Total	2,483,972	2,483,972

www.spiderresources.com	Page 41

Spider Resources Inc.
Management’s Discussion & Analysis
Dated – April 7, 2010	Year Ended December 31, 2009

The following table sets forth a breakdown of material components of administrative expenses of the Company for the years ended December 31, 2009 and December 31, 2008.

Administrative Expenses	Year Ended
	December 31, 2009	December 31, 2008
	($)	($)
Accounting, tax and corporate services	64,845	80,372
Shareholder relations	95,910	83,319
Professional fees	219,502	99,732
Management fees	96,000	96,469
Transfer agent, listing and filing fees	34,469	23,493
General and administration	104,527	111,375
Travel	66,833	25,967
Occupancy costs	20,048	13,750
Interest and bank charges	2,056	533
Advertising and promotion	169,545	54,792
Consulting fees	292,283	122,000
Insurance	32,121	21,510
Capital tax	-	(14,164)
Totals	1,198,139	719,168

DISCLOSURE OF OUTSTANDING SHARE DATA

As of the date of this MD&A, Spider had 471,194,433 common shares issued and outstanding.

As of the date of this MD&A, Spider had the following incentive stock options and agent options outstanding:

Number of Options and Agent Options	Exercise Price	Expiry Date

5,385,018	$0.10	February 8, 2011
1,000,000	$0.10	July 25, 2011
(1)2,500,000	$0.03 -$0.06	August 7, 2011
(2)2,083,298	$0.06	December 24, 2011
(2)1,536,865	$0.06	December 30, 2011
(3)982,334	$0.06	January 22, 2012
(3)2,331,000	$0.05	January 22, 2012
10,900,000	$0.10	October 2, 2013
7,100,000	$0.10	April 21, 2014
4,500,000	$0.10	December 21, 2014
2,000,000	$0.10	December 21, 2014
40,318,515

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Spider Resources Inc.
Management’s Discussion & Analysis
Dated – April 7, 2010	Year Ended December 31, 2009

(1)
Each broker option is exercisable for one unit at a price of $0.03 for a period of one year from the date of issue and thereafter at a price of $0.06 for a period of two years from the date of issue.  Each broker unit consists of one common share and one-half of one common share purchase warrant. Each full warrant will be exercisable for one common share at a price of $0.05 until August 7, 2010, and thereafter at a price of $0.10 until August 7, 2011.

(2)
3,620,163 non-transferable agent options entitling the holders to purchase up to 3,620,163 units at a price of $0.06 per unit for a period of two years from the date of issue. Each unit consist of one common share and one common share purchase warrant exercisable to acquire one common share at the price of $0.10 per share for a period of two years from the date of issue of the agent options. The Company issued two tranches of agent options: (i) 2,083,298 units at a price of $0.06 that expire on December 24, 2011. The attached warrants to these options also expire on December 24, 2011; and (ii) 1,536,865 units at a price of $0.06 that expire on December 30, 2011. The attached warrants to these agent options also expire on December 30, 2011.

(3)
3,313,334 units, of which 982,334 agent units are exercisable at an exercise price of $0.06 per agent unit and 2,331,000 agent units are exercisable at an exercise price of $0.05 per agent unit. Each agent unit consist of one common share and one common warrant exercisable to acquire one common share at an exercise price of $0.10 per share in a period of two years from the date of issue.

As of the date of this MD&A, Spider had the following warrants outstanding:

Number of Warrants	Exercise Price	Expiry Date

(4)29,555,666	$0.10	October 11, 2010
4,700,000	$0.10	November 27, 2010
470,000	$0.10	November 27, 2010
1,200,000	$0.10	December 30, 2010
(1) 18, 554,996	$0.05 - $0.10	July 24, 2011
(2)1,429,999	$0.03 - $0.06	July 28, 2011
(3)12,500,000	$0.05 - $0.10	August 7, 2011
22,887,999	$0.10	December 24, 2011
15,785,332	$0.10	December 30, 2011
33,133,336	$0.10	January 22, 2012

140,217,328

(1)
Each full warrant entitles the holder to acquire one common share (which share will not be issued on a flow-through basis) at a price of $0.05 for a period of one year from the date of issue (July 24, 2010) and thereafter at a price of $0.10 for a period of two years from the date of issue (July 24, 2011).

(2)
Each broker warrant entitles the holder to acquire one common share (which share will not be issued on a flow-through basis) at a price of $0.03 for a period of one year from the date of issue (July 28, 2010) and thereafter at a price of $0.06 for a period of two years from the date of issue (July 28, 2011).

www.spiderresources.com	Page 43

Spider Resources Inc.
Management’s Discussion & Analysis
Dated – April 7, 2010	Year Ended December 31, 2009

(3)
Each full warrant entitles the holder to acquire one common share (which share will not be issued on a flow-through basis) at a price of $0.05 for a period of one year from the date of issue (August 7, 2010) and thereafter at a price of $0.10 for a period of two years from the date of issue (August 7, 2011).

(4)
The TSX Venture Exchange on October 9, 2009, agreed that Spider could amend the terms of the warrants as follows: (i) extend the term of the warrants by one year until October 11, 2010, and (ii) reduce the exercise price of the warrants from $0.175 per share to $0.10 per share.

RISKS AND UNCERTAINTIES

An investment in the securities of the Company is highly speculative and involves numerous and significant risks. Only investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment should undertake such investment. Prospective investors should carefully consider the risk factors described below.

Additional Funding Requirements
There is no assurance that sufficient additional financing will be available to the Company on acceptable terms or at all. Failure to obtain such additional financing could result in a delay or the indefinite postponement of the Company’s projects.

Mineral Exploration and Exploitation
Mineral exploration and exploitation involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration and exploitation activities. The Company has relied on and may continue to rely on consultants and others for mineral exploration and exploitation expertise. Substantial expenditures are required to establish mineral reserves and resources through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of some properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining, or to upgrade existing infrastructure. There can be no assurance that the funds required to exploit any mineral reserves and resources discovered by the Company will be obtained on a timely basis or at all. The economics of exploiting mineral reserves and resources discovered by the Company are affected by many factors, some outside the control of the Company, including the cost of operations, variations in the grade of ore mined and metals recovered, price fluctuations in the metal markets, costs of processing equipment, and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. There can be no assurance that the Company’s mineral exploration and exploitation activities will be successful.

Uninsurable Risks
Mineral exploration and exploitation activities involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts, cave-ins, fires, floods, earthquakes and other environmental occurrences and political and social instability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or for other reasons. Should such liabilities arise, they could negatively

www.spiderresources.com	Page 44

Spider Resources Inc.
Management’s Discussion & Analysis
Dated – April 7, 2010	Year Ended December 31, 2009

affect the Company’s profitability and financial position and the value of its common shares. The Company does not maintain insurance against environmental risks.

Environmental Regulation and Liability
The Company’s activities are subject to laws and regulations controlling not only mineral exploration and exploitation activities themselves but also the possible effects of such activities upon the environment. Environmental legislation may change and make the exploration for mineral resources uneconomic or result in significant environmental or reclamation costs. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mineral exploration activities, such as seepage fuel spills or seepage that could result in environmental pollution. A breach of environmental legislation may result in the imposition of fines and penalties or the suspension or closure of operations. In addition, certain types of operations require the submission of environmental impact statements and approval thereof by government authorities.

Regulations and Permits
The Company’s activities are subject to a wide variety of laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters. The Company is required to have a wide variety of permits from governmental and regulatory authorities to carry out its activities. These permits relate to virtually every aspect of the Company’s exploration activities. Changes in these laws and regulations or changes in their enforcement or interpretation could result in changes in legal requirements or in the terms of the Company’s permits that could have a significant adverse impact on its existing or future operations or projects. Obtaining permits can be a complex, time-consuming process.

There can be no assurance that the Company will be able to obtain the necessary permits on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company from continuing or proceeding with existing or future operations or projects. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

Dependence on Key Employees
The Company’s business and operations are dependent on retaining the services of a small number of key employees. The success of the Company is, and will continue to be, to a significant extent, dependent on the expertise and experience of these employees.  The loss of one or more of these employees could have a material adverse effect on the Company. The Company does not maintain insurance on any of its key employees.

Potential Dilution
The issue of common shares of the Company upon the exercise of the options and warrants will dilute the ownership interest of the Company’s current shareholders. The Company may also issue additional options and warrants or additional common shares from time to time in the future. If it does so, the ownership interest of the Company’s then current shareholders could also be diluted.

Current Global Financial Conditions

www.spiderresources.com	Page 45

Spider Resources Inc.
Management’s Discussion & Analysis
Dated – April 7, 2010	Year Ended December 31, 2009

Current global financial conditions have been characterized by increased volatility, and several financial institutions have either gone into bankruptcy or have been rescued by governmental authorities. Access to public financing has been made difficult by both the rapid decline in value of sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market. These factors may affect the ability of the Company to obtain equity or debt financing in the future on terms favourable to the Company or at all. In addition, general economic indicators, including employment levels, corporate earnings, economic growth and consumer confidence, have deteriorated. Any or all of these economic factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If such increased levels of volatility and market turmoil continue, the Company’s operations could be hurt and the trading price of its common shares may be adversely affected.

Securities of mining and mineral exploration companies, including the common shares of the Company, have experienced substantial volatility in the past, and especially during the fourth quarter of 2008 and early 2009, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in Canada and globally, and market perceptions of the attractiveness of particular industries. The price of the Company’s securities is also significantly affected by short-term changes in commodity prices, base and precious metal prices or other mineral prices, currency exchange fluctuations and the political environment in the countries in which the Company does business.

SUBSEQUENT EVENTS

On January 22, 2010, the Company completed the final tranche of its private placement in which an aggregate of 9,823,336 flow-through units, at a price of $0.06 per unit, and 23,310,000 non-flow-through units at price of $0.05 per unit, were issued to subscribers for aggregate proceeds of $1,754,900. Each flow-through unit consisted of one common share (issued on a flow-through basis) and one common share purchase warrant (non-flow-through). Each non-flow-through unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to acquire one common share (which share will not be issued on a flow-through basis) at a price of $0.10 for a period of two years from date of issue. The final tranche was part of a larger offering of 48,496,667 flow-through units and 23,310,000 units, pursuant to which Spider raised aggregate gross proceeds of approximately $4.1 million.

In order to complete the final tranche of the private placement, Spider paid to SSI and its selling group as agent an aggregate cash commission in the amount of $140,392 and issued non-transferable compensation options to purchase up to 3,313,334 units for a period of two years from date of issue, of which 982,334 agent units are exercisable at an exercise price of $0.06 per agent unit and 2,331,000 agent units are exercisable at an exercise price of $0.05 per agent unit. Each agent unit consisted of one common share and one common share purchase warrant exercisable to acquire one common share at an exercise price of $0.10 per share for a period of two years from January 22, 2010.

The securities issued under the private placement are subject to a hold period from the date of issuance until May 23, 2010, in accordance with applicable securities laws and TSX Venture Exchange policies.

On January 12, 2010, a total of 2,500,000 warrants were exercised for 2,500,000 common shares of Spider at $0.05 per share for gross proceeds of $125,000.

www.spiderresources.com	Page 46

Spider Resources Inc.
Management’s Discussion & Analysis
Dated – April 7, 2010	Year Ended December 31, 2009

On March 16, 2010, total of 1,111,000 warrants were exercised for 1,111,000 common shares of Spider at $0.10 per share for gross proceeds of $111,100. In addition, a total of 200,000 warrants were exercised for 200,000 common shares of Spider at $0.05 per share for gross proceeds of $10,000.

On March 17, 2010, a total of 161,666 warrants were exercised for 161,666 common shares of Spider at $0.05 per share for gross proceeds of $8,083.

On March 18, 2010, a total of 1,500,000 warrants were exercised for 1,500,000 common shares of Spider at $0.05 per share for gross proceeds of $75,000. In addition, a total of 150,000 warrants were exercised for 150,000 common shares of Spider at $0.03 per share for gross proceeds of $4,500.

On March 19, 2010, a total of 2,800,001 warrants were exercised for 2,800,001 common shares of Spider at $0.03 per share for gross proceeds of $84,000. In addition, a total of 416,666 warrants were exercised for 416,666 common shares of Spider at $0.05 per share for gross proceeds of $20,833.

On March 22, 2010, a total of 833,333 warrants were exercised for 833,333 common shares of Spider at $0.05 per share for gross proceeds of $41,667.

ADDITIONAL DISCLOSURE REGARDING INCENTIVE STOCK OPTIONS

Fiscal 2009

Name of Optionee	Position of Optionee	No. of Optioned Shares	Exercise Price	Expiry Date
Norman E. Brewster	Director	750,000	$0.10	April 21, 2014
Neil D. Novak	Director & Officer	1,000,000	$0.10	April 21, 2014
Bryan H. Wilson	Director	750,000	$0.10	April 21, 2014
Earl S. Coleman	Director	750,000	$0.10	April 21, 2014
Richard Hamelin	Director & Officer	750,000	$0.10	April 21, 2014
Carmen Diges	Officer	250,000	$0.10	April 21, 2014
Gregory Roberts	Director	750,000	$0.10	April 21, 2014
James Franklin	Director	750,000	$0.10	April 21, 2014
Carmelo Marrelli	Officer	250,000	$0.10	April 21, 2014

www.spiderresources.com	Page 47

Spider Resources Inc.
Management’s Discussion & Analysis
Dated – April 7, 2010	Year Ended December 31, 2009

George Duguay	Consultant	250,000	$0.10	April 21, 2014
James Burns	Consultant	750,000	$0.10	April 21, 2014
Kathy Scott	Employee	100,000	$0.10	April 21, 2014
Total		7,100,000

Name of Optionee	Position of Optionee	No. of Optioned Shares	Exercise Price	Expiry Date
Neil D. Novak	Director & Officer	1,000,000	$0.10	December 21, 2014
Richard Hamelin	Director & Officer	600,000	$0.10	December 21, 2014
Earl S. Coleman	Director	400,000	$0.10	December 21, 2014
Norman E. Brewster	Director	400,000	$0.10	December 21, 2014
Bryan H. Wilson	Director	400,000	$0.10	December 21, 2014
Gregory Roberts	Director	400,000	$0.10	December 21, 2014
James Franklin	Director	400,000	$0.10	December 21, 2014
James Burns	Consultant	300,000	$0.10	December 21, 2014
Carmelo Marrelli	Officer	200,000	$0.10	December 21, 2014
Carmen Diges	Officer	200,000	$0.10	December 21, 2014
George Duguay	Consultant	200,000	$0.10	December 21, 2014
Investor Cubed Inc.	IR Consultant	2,000,000	$0.10	December 21, 2014
Total		6,500,000

Fiscal 2008

Name of Optionee	Position of Optionee	No. of Optioned Shares	Exercise Price	Expiry Date

www.spiderresources.com	Page 48

Spider Resources Inc.
Management’s Discussion & Analysis
Dated – April 7, 2010	Year Ended December 31, 2009

Norman E. Brewster	Director	1,000,000	$0.10	October 2, 2013
Neil D. Novak	Director & Officer	2,000,000	$0.10	October 2, 2013
Bryan H. Wilson	Director	1,500,000	$0.10	October 2, 2013
Earl S. Coleman	Director	1,000,000	$0.10	October 2, 2013
Richard Hamelin	Director & Officer	1,500,000	$0.10	October 2, 2013
Gregory Roberts	Director	1,000,000	$0.10	October 2, 2013
James Franklin	Director	1,000,000	$0.10	October 2, 2013
Carmen Diges	Officer	200,000	$0.10	October 2, 2013
Carmelo Marrelli	Officer	500,000	$0.10	October 2, 2013
Kathy Scott	Employee	100,000	$0.10	October 2, 2013
Scott Hogg	Consultant	100,000	$0.10	October 2, 2013
Steve Munro	Consultant	100,000	$0.10	October 2, 2013
James Burns	Consultant	500,000	$0.10	October 2, 2013
George Duguay	Consultant	200,000	$0.10	October 2, 2013
Billiken Management Services Inc.	Consultant	200,000	$0.10	October 2, 2013
Total		10,900,000

www.spiderresources.com	Page 49

Part II(2)(f)

Spider Resources Inc.
Management’s Discussion and Analysis
Year Ended December 31, 2008

INTRODUCTION

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of the operations of Spider Resources Inc. (“Spider” or “the Company”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the year ended December 31, 2008. This MD&A was written to comply with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations. This discussion should be read in conjunction with the audited annual financial statements of the Company for the year ended December 31, 2008, together with the notes thereto and the audited annual financial statements for the year ended December 31, 2007, together with the notes thereto. Results are reported in Canadian dollars, unless otherwise noted. The audited annual financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results presented for the years ended December 31, 2008, and December 31, 2007, are not necessarily indicative of the results that may be expected for any future period.  Information contained herein is presented as at April 9, 2009, unless otherwise indicated.

Further information about the Company and its operations can be obtained from the offices of the Company or from www.sedar.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Except for statements of historical fact relating to the Company, certain information contained in this MD&A constitutes “forward-looking information” under Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the potential of the Company’s properties; the future prices of metals; success of exploration activities; cost and timing of future exploration and development; requirements for additional capital; and other statements relating to the financial and business prospects of the Company. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, and are inherently subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to, risks related to: unexpected events and delays during permitting; the possibility that future exploration results will not be consistent with the Company’s expectations; timing and availability of external financing on acceptable terms and in light of the current decline in global liquidity and credit availability; future prices of metals prices; currency exchange rates; government regulation of mining operations; failure of equipment or processes to operate as anticipated; risks inherent in metals exploration and development including environmental hazards, industrial accidents, unusual or unexpected geological formations; and uncertain political and economic environments. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no

Spider Resources Inc.
Management Discussion & Analysis	Year Ended December 31, 2008

assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

The Company is a reporting issuer under applicable securities legislation in the provinces of Alberta, British Columbia, Ontario and Quebec and its outstanding shares are listed on the TSX Venture Exchange (the “TSXV”) under the symbol “SPQ”.

DESCRIPTION OF BUSINESS

The Company is an exploration enterprise and carries on business in one segment, being the exploration for valuable minerals, exclusively in Canada.

Spider's goal is to deliver superior returns to shareholders by concentrating on the acquisition of properties that have the potential to contain valuable minerals. The Company plans to focus on certain properties, as set out below under “Mineral Exploration Properties”.

OVERALL PERFORMANCE

Throughout most of 2008, and continuing into 2009, the global financial and commodity markets were characterized by extreme volatility and falling prices as market participants reacted and responded to growing uncertainty and pessimism over the depressed North American and international economies.  These circumstances have had a significant impact on the Company’s operations and in particular, on the economics of its exploration activities and its ability to pursue growth opportunities. As a result, the Company has revised its committed exploration activities downwards. The Company expects to continue to explore its properties at a much reduced rate in order to preserve its cash resources. The Company’s immediate focus is to complete its flow-through commitment of $195,284 by December 31, 2009, while minimizing its operating costs.  The Company also entered into an agreement with IBK Capital Corp. (“IBK”) on February 10, 2009, whereby IBK will endeavour to place up to 78,750,000 million common shares of Spider on a best efforts basis for gross proceeds of up to $4,725,000 by way of a private placement.   The Company plans to use $2.7 million from the private placement to finance its discretionary exploration programs on its key projects, while the remaining funds raised would be used for working capital purposes.

The Company has sufficient cash on hand to fund its discretionary operating costs and flow-through commitment of $195,284 for fiscal 2009.  The Company will require the private placement discussed above to be completed in order to meet its discretionary exploration program requirements for fiscal 2009.  See “Liquidity and Financial Position” below.

The Company spent $2,009,974 during the year ended December 31, 2008, on exploration activities on its mineral properties. At December 31, 2008, the Company had mining interests valued at $18,833,397 compared to $16,823,423 as at December 31, 2007.

At December 31, 2008, the Company had working capital of $3,417,713 compared to $4,925,170 at December 31, 2007. The Company had cash of $3,205,855 at December 31, 2008, compared to $4,912,931  at December 31, 2007, a decrease of approximately 35%.  The decrease in cash during the year ended December 31, 2008, is primarily due to cash expenditures for the Company’s exploration activities, discussed above, and operating costs.

Spider Resources Inc.
Management Discussion & Analysis	Year Ended December 31, 2008

See “Mineral Exploration Properties” below.

TRENDS

•
The economic crisis that started in the financial sector has continued to worsen and we are now in the midst of a global recession. The mining industry is undergoing massive scaling down.  Capital investment in mining has dramatically declined with major new projects cancelled or delayed. Producing properties are subject to shutdowns and reduced production. Credit markets have become increasingly difficult and many mining companies that, just one year ago, had large cash resources to invest in mining operations are now struggling to finance day-to-day operations;

•
There are significant uncertainties regarding the price of metals, specifically copper, chromite and zinc, and the availability of equity financing for the purposes of mineral exploration and development. The price of metals, copper, chromite and zinc in particular, has fallen substantially over the past several months and financial markets have deteriorated to the point where it has become extremely difficult for companies to raise new capital;

•	The Company’s future performance is largely tied to the outcome of future drilling results and the overall financial markets; and

•
Current financial markets are likely to be volatile in Canada for the remainder of fiscal 2009 and potentially into 2010, reflecting ongoing concerns about the stability of the global economy and weakening global growth prospects. As well, concern about global growth has led to sustained drops in the commodity markets. Unprecedented uncertainty in the credit markets has also led to increased difficulties in borrowing/raising funds. Companies worldwide have been negatively affected by these trends. As a result, the Company may have difficulties raising equity financing for the purposes of mineral exploration and development, particularly without excessively diluting present shareholders of the Company.

See “Risk Factors” below.

MINERAL EXPLORATION PROPERTIES

Over the span of 14 years of exploration in the Province of Ontario, Spider has been exploring in a vast region of Northern Ontario, stretching from the coast of James Bay to the western reaches of the James Bay Lowlands, and also to the northeast of Lake Superior near the town of Wawa, Ontario. The Company is involved in three project areas in Ontario, known as “Spider #1”, “Spider #3” and “Wawa”. Of these areas, Spider’s focus remains on the Spider #3 area, which includes the property optioned by Spider and KWG Resources Inc. (“KWG”) from Freewest Resources Canada Inc., the Diagnos property, the McFaulds Lake property, currently under option to UC Resources Inc. (“UC”), which can earn up to a 55% interest in this property, and the Kyle property, optioned to Renforth Resources Ltd. (“Renforth”), which can earn up to 55% interest in the property.

The following table outlines Spider’s projects:

Spider Resources Inc.
Management Discussion & Analysis	Year Ended December 31, 2008

Property	Claims	Hectares	JV details (potential interest)	Commodity sought

Freewest Option	7	1,280	JV with KWG and Freewest (Spider operator)	Chrome, nickel, PGMs
			Spider to earn 30%

Diagnos Initiative	22	3,696	JV with KWG (Spider operator)	Diamonds,
			Spider to maintain 50%	base and precious metals

McFaulds Project (W)	51	11,200	UC to earn in from Spider/KWG (UC operator)	Copper, zinc
			Spider to reduce to 30%
McFaulds Project (E)	73	17,088	UC to earn in on project	Copper, zinc
			Spider to reduce to 30%
McFaulds Project (N)	13	2,688	UC to earn in on project	Copper, zinc
			Spider to reduce to 30%

Kyle Project	8	2,048	Renforth to earn in 55% from Spider/KWG (Renforth operator)	Diamonds
			Spider to reduce to 30%
Renforth claims	15	3,616	Renforth option to reduce to 55%	Diamonds, base metals
			Spider to earn up to 30%

Wawa Project	45	4,500	JV with KWG (Spider operator)	Diamonds
			Spider to earn 66 2/3%

MacFadyen Project	5	672	JV with KWG (KWG operator)	Diamonds
			Spider to reduce to 33 1/3%

Spider Resources Inc.
Management Discussion & Analysis	Year Ended December 31, 2008

Spider #3 Project Area (includes McFaulds, Freewest and Diagnos properties)

The Spider #3 project area is geographically located immediately west of the Spider #1 project area. The project area includes several identified properties, the McFaulds Lake (East and West) VMS (volcanogenic massive sulphide) properties, the Freewest Option property and the Diagnos Initiative property.

Freewest Option Property

This property, located approximately 15 kms south-west of the McFaulds Lake VMS property, includes seven mineral claims constituting 78 claim units.

Under the terms of an agreement with Freewest (see press release December 19, 2005), Spider and KWG must spend an aggregate of $3 million on exploration over a four-year period to earn an initial joint 50% interest in the Freewest Option property. They may earn a cumulative joint 60% interest in the property by delivering a bankable feasibility study on any mineralization identified, and subsequently a cumulative joint 65% interest by arranging financing on behalf of Freewest to put the property into commercial production.  At present, Spider and KWG have earned an initial 50% interest in the property by jointly expending a total of $3 million.

On March 7, 2006, Spider announced that it had completed a winter drilling program on the property with KWG and Freewest, and discovered a chrome-platinum-palladium bearing peridotite in hole FW-06-03. On June 29, 2006, it was announced that the two high-grade chromitite layers were confirmed yielding assays of 23.4% chrome (34.5% Cr2O3), 0.19 g/t platinum, 0.21 g/t palladium, 0.32 g/t ruthenium, 0.05 g/t rhodium and 0.12% nickel over 1.03 metres followed by 18.6% chrome (28.9% Cr2O3), 0.23 g/t platinum, 0.48 g/t palladium, 0.30 g/t ruthenium, 0.05 g/t rhodium and 0.13% nickel over 0.85 metres. The assaying completed on the entire mineralized zone in the layered peridotite, including the upper and lower chromitite layers, yielded 4.05% chrome and 0.17% nickel over a core length of 16.85 metres.

This new chrome-nickel-platinum group element discovery was the first of its kind the McFaulds Lake area of the Sachigo Greenstone Belt in northern Ontario.

Recent exploration results by Noront Resources Ltd. (“Noront”) on its nearby (3.6 kilometres to the southwest) Eagle One magmatic massive sulphide (MMS) occurrence renewed the interest in the nearby Freewest Option property. A similar geologic unit (as described above for the chrome occurrence) is the host for the Eagle One occurrence. However, the Noront occurrence has very significant nickel, copper, platinum, palladium and gold, while the Company’s occurrence contains appreciable chrome layers enriched in PGEs (platinum group elements) and nickel, formed in a peridotite magma chamber. Geological models for this type of occurrence suggest a positional relationship between MMS occurrences and the chromite layering observed in the Company’s occurrence. Consequently, the Company undertook an aggressive exploration program that started in late Q1 and continued through all of Q2 and Q3 2008. The project expenditures cost in the order of $3.4 million to year end. The cost of this program was shared equally with KWG.  The field exploration program extended into the first part of Q4, by which time Spider and KWG had expended sufficient funds to meet the minimum earn-in requirement where each of Spider and KWG have earned a 25% respective interest from Freewest. On December 31, 2008, Spider and KWG received notice from Freewest that a 25% interest had been earned by each of KWG and Spider.

A diamond drilling program on the Freewest Option property began in the first quarter of fiscal 2008. This diamond drilling program initially focused near and around a previously discovered chrome-nickel-

Spider Resources Inc.
Management Discussion & Analysis	Year Ended December 31, 2008

platinum group element occurrence in peridotite that had many geological similarities to the new discovery area of Noront.  The initial program that ended in late April just prior to winter operations being terminated due to breakup resumed in early July. The chrome occurrence was tested with several more holes traced to depth and along strike until the end of October.

On August 19, 2008, Spider reported that the previously postulated thickening of the chromite layers had been confirmed by the recent drilling, which indicates a thickening of chromite beds of up to 45.6 metres. Further drilling would be required to confirm continuity of mineralization to the northeast and southwest with the goal of completing a NI 43-101 compliant mineral resource for chromite on the property.

On October 21, 2008, the Company reported that, since June 2008, the main exploration focus of the Spider-KWG joint venture has been on the massive chromite occurrence. As a result of the recent drilling completed, the occurrence is now referred to as the “Big Daddy Chromite Deposit”.  This deposit is located approximately 3.6 kilometres northeast of Noront’s Eagle One Magmatic Massive Sulphide (nickel copper and PGM), or five kilometres northeast of Noront’s Blackbird One and Two (chromite) discoveries, and four kilometres southwest of Freewest’s Black Thor chromite discovery.

Diamond drilling by the Spider/KWG joint venture has identified a northeast trending zone of continuous chromite that extends from local grid line 9+00 metres NE to 13+00 m NE. The mineralized zone dips near vertically and consists of varying widths of a variable tenor of chrome mineralization, forming a series of stacked horizons. Additional infill drilling will be required to confirm continuity of the horizons that form beds or lenses from section to section. The following table summarizes the reported highlights of the 2008 drill program:

Hole ID	From (m)	To (m)	Int (m)	Cr2O3%	Cr %	Fe %	Cr:Fe	Pt g/t	Pd g/t	Au g/t	TPM g/t	Cu%	Ni %

FW-08-05	75.0	77.0	2.0	2.00	1.40			0.03	0.05			NSA	0.15
then	160.7	165.0	4.3	2.20	1.50			0.42	0.58			NSA	0.11
then	174.0	183.2	9.2	14.94	10.21			0.15	0.34			NSA	0.21
then	192.0	195.0	3.0	3.20	2.20			0.10	0.20			NSA	0.25
then	208.5	210.4	1.9	31.10	12.50			0.11	0.21			NSA	0.19
then	222.6	225.0	2.4	1.23	0.84			0.05	0.13			NSA	0.24
then	240.0	305.0	65.0	15.50	10.60			0.10	0.11			NSA	0.15
then	251.2	279.0	27.8	22.70	15.53			0.10	0.17			NSA	0.17
then	291.4	298.9	7.5	35.60	24.40			0.09	0.03			NSA	0.11

FW-08-06	285.0	286.5	1.5	0.50	0.34	6.20	0.05	0.99	0.50	0.03	1.50	NSA	0.09
then	289.5	295.5	6.0	0.27	0.16	3.20	0.05	0.42	0.20	0.01	0.62	NSA	0.04
then	328.5	336.0	7.5	7.15	4.02	9.90	0.41	0.16	0.18	0.02	0.35	NSA	0.14
then	339.0	340.2	1.2	24.64	8.89	21.70	0.41	0.04	0.07	0.00	0.11	NSA	0.17
then	377.1	384.0	6.9	9.73	3.74	11.10	0.34	0.08	0.12	0.01	0.21	NSA	0.14

FW-08-07	64.5	73.5	9.0	nil	0.5	7.0	0.07	0.19	0.19	1.81	2.18	NSA	0.08
then	100.3	108.0	7.7	9.17	6.27	10.80	0.58	0.27	0.33	0.02	0.61	NSA	0.14

Spider Resources Inc.
Management Discussion & Analysis	Year Ended December 31, 2008

then	115.5	119.1	3.6	4.58	3.13	8.20	0.38	0.38	0.62	0.02	1.03	NSA	0.21
then	166.5	176.7	10.2	13.14	8.99	8.80	1.02	0.14	0.29	0.02	0.45	NSA	0.17
then	193.5	205.9	12.4	25.50	17.43	15.40	1.13	0.30	0.41	0.03	0.74	NSA	0.12
then	209.8	224.2	14.4	30.73	21.01	17.60	1.19	0.26	0.13	0.03	0.42	NSA	0.07

FW-08-08	no significant assays, hole being relogged and resampled

FW-08-09	no samples selected, hole being relogged and sampled

FW-08-10	no significant assays

FW-08-11	169.3	171.1	1.8	NSA	NSA	NSA	NA	0.02	0.22	0.41	0.66	0.18	0.37
then	175.6	182.7	7.1	NSA	NSA	NSA	NA	0.05	0.27	0.03	0.35	0.15	0.27

FW-08-12	130.5	139.5	9.0	NSA	NSA	NSA	NA	0.55	0.51	0.07	1.13	NSA	0.05
then	208.7	213.0	4.3	9.30	6.40	9.90	0.65	0.15	0.08	0.01	0.24	NSA	0.18
followed by	213.0	228.3	15.3	0.80	0.55	2.20	0.25	0.15	0.05	0.01	0.21	NSA	0.25
followed by	228.3	244.8	16.5	39.70	27.20	16.00	1.70	0.41	0.18	0.01	0.60	NSA	0.17
followed by	244.8	251.0	6.2	NSA	NSA	NSA	NA	0.23	0.05	0.01	0.29	NSA	0.22
followed by	251.0	264.3	13.3	36.43	24.90	14.20	1.80	0.29	0.23	0.01	0.53	NSA	0.10

FW-08-13	55.3	74.3	18.8	NA	NA	NA	NA	0.04	0.12	0.00	0.16	NSA	0.25
followed by	74.3	142.2	67.9	25.10	17.20	15.20	1.13	0.19	0.20	0.01	0.40	NSA	0.13
including	90.0	102.0	12.0	29.10	19.90	15.50	1.28	0.23	0.17	0.00	0.40	NSA	0.12

FW-08-14	30.0	103.5	73.5	29.60	20.20	15.80	1.30	0.17	0.19	0.01	0.37	NSA	0.11
including	40.5	51.0	10.5	36.30	24.80	16.40	1.50	0.20	0.13	0.01	0.33	NSA	0.11
followed by	103.5	117.0	13.5	NA	NA	NA	NA	0.78	0.99	0.04	1.81	NSA	0.09
including	113.6	117.0	3.4	NA	NA	NA	NA	2.21	2.15	0.08	4.44	NSA	0.09

FW-08-15	73.5	81.0	7.5	NA	NA	NA	NA	0.25	1.23	0.01	1.49	NSA	0.16
followed by	81.0	173.8	92.8	12.30	8.40	10.70	0.79	0.13	0.22	0.00	0.45	NSA	0.14
including	159.2	171.3	12.1	33.10	22.60	19.10	1.18	0.20	0.25	0.01	0.46	NSA	0.12
then	173.8	179.1	5.3	NA	NA	NA	NA	0.73	1.63	0.14	2.50	0.46	0.30

FW-08-16	138.0	139.0	1.0	NSA	NSA	NSA	NA	NSA	NSA	NSA	NSA	0.93	2.04

FW-08-17	146.5	148.0	1.5	NSA	NSA	NSA	NA	NSA	NSA	0.01	0.01	0.12	0.01

FW-08-18	18.0	33.0	15.0	6.30	4.30	9.70	0.44	0.05	0.04	0.01	0.10	NSA	0.14

Spider Resources Inc.
Management Discussion & Analysis	Year Ended December 31, 2008

then	67.5	138.0	70.5	24.90	17.00	13.00	1.31	0.10	0.11	0.00	0.21	NSA	0.13
including	106.0	138.0	32.0	37.50	25.60	15.70	1.63	0.09	0.06	0.00	0.15	NSA	0.11

FW-08-19	141.0	162.0	21.0	12.04	8.23	10.13	0.81	0.12	0.14	0.01	0.27	NSA	0.15
including	141.5	144.1	2.6	31.32	21.40	13.79	1.55	0.20	0.22	0.02	0.44	NSA	0.13
then	162.0	183.0	21.0	NA	NA	NA	NA	0.70	0.94	0.05	1.69	NSA	0.34
including	167.2	171.0	3.8	NA	NA	NA	NA	2.15	2.86	0.17	5.18	NSA	0.14
then	183.0	229.5	46.5	37.18	25.44	15.30	1.66	0.21	0.19	0.00	0.40	NSA	0.11

FW-08-20	261.0	337.0	76.0	23.25	15.90	11.32	1.40	0.15	0.14	0.01	0.30	NSA	0.13
including	304.3	337.0	32.7	39.56	27.06	14.37	1.88	0.22	0.17	0.01	0.40	NSA	0.11

FW-08-21	259.5	282.0	22.5	1.29	0.88	6.38	0.14	0.07	0.14	0.00	0.21	NSA	0.30
then	313.5	318.9	5.5	0.75	0.51	1.90	0.27	0.27	0.44	0.01	0.72	NSA	0.12
followed by	318.9	321.0	2.1	17.47	11.94	24.46	0.49	0.13	0.26	0.00	0.49	NSA	0.11
then	360.0	417.0	57.0	17.52	11.98	11.63	1.03	0.11	0.14	0.11	0.36	NSA	0.14
including	376.0	385.8	9.8	31.90	21.84	18.29	1.19	0.12	0.07	0.00	0.19	NSA	0.08
also including	406.2	417.0	10.8	39.22	26.81	17.53	1.53	0.16	0.11	0.56	0.83	NSA	0.11

FW-08-22	54.3	57.0	2.7	6.12	4.19	9.57	0.44	0.05	0.05	0.01	0.11	NSA	0.08
followed by	192.2	298.5	106.3	19.41	13.28	11.33	1.17	0.13	0.15	0.01	0.29	NSA	0.14
including	263.7	298.5	34.8	42.08	28.79	15.92	1.81	0.19	0.17	0.01	0.37	NSA	0.11
then	298.5	303.0	4.5	nsv	nsv	nsv	nsv	0.43	0.85	0.05	1.33	NSA	0.08

FW-08-23	263.5	378.0	114.5	17.65	12.07	11.04	1.09	0.11	0.13	0.00	0.25	NSA	0.13
including	334.5	378.0	43.5	34.96	23.92	13.95	1.71	0.18	0.13	0.01	0.32	NSA	0.11
including	353.0	372.0	19.0	40.00	27.37	14.81	1.85	0.20	0.10	0.01	0.30	NSA	0.10
followed by	378.0	382.0	4.0	40.84	27.94	16.75	1.67	1.08	1.50	0.08	2.66	NSA	0.13

The deposit remains open to depth as well as along strike in both directions. In addition, near surface drilling of the upward extension to surface has not been completed. A number of faults were noted from the drilling, some of which occur at the contact of the chromite with the surrounding peridotite/dunite. These fault sets are also being modeled, as they affect the interpretation and continuity of the mineralization from section to section.

The joint venture partners commissioned James R. Guilinger of World Industrial Minerals of Arvada, Colorado, to perform initial investigations into the metallurgical characteristics of samples selected from the project. Mr. Guilinger is a Registered Member (RM) with the Society of Mining Engineers (SME) and a Qualified Person (QP), as defined under National Instrument 43-101, with the Mining and Metallurgical Society of America (MMSA). His work entailed a petrographic examination and XRF/XRD analyses on eight selected split core samples from earlier drill-hole intercepts within the main massive chromite zone at the Big Daddy Chromite occurrence. These samples were selected from holes FWR-08-05 and FWR-08-

Spider Resources Inc.
Management Discussion & Analysis	Year Ended December 31, 2008

07. The results presented herein are preliminary in scope; much more metallurgical work and beneficiation studies need to be performed.

World Industrial Minerals utilized Phillips Enterprises, LLC of Golden, Colorado, to perform preliminary beneficiation tests on the quarter core samples submitted. The general scope of the initial metallurgical test work was to provide information on the various processing techniques typically used to beneficiate chrome, to determine the preferred general process required to upgrade the chromite at the Big Daddy to a saleable product. As part of the metallurgical study, Phillips Enterprises, in conjunction with World Industrial Minerals (under the auspices of Mr. Guilinger), used DCM Science Laboratory of Wheat Ridge, Colorado, to provide X-ray Diffraction (XRD) analysis as well as petrographic analysis on the samples to provide information needed with respect to mineralogy and chromite content in the selected samples. Assay determinations were provided by The Mineral Lab Inc. of Lakewood, Colorado. The assay technique used by The Mineral Lab was X-Ray Fluorescence (XRF).

The following is a summary of Mr. Guilinger's report:

Preliminary beneficiation tests on the samples were completed at Phillips Enterprises as follows:

1. Core samples used for the test work were crushed and blended to -70 + 140 mesh in a rod mill;

2. Crushed fine material was screened at -140 mesh and sent to a flotation circuit. The -70 mesh + 140 mesh coarse material was sent to a gravity circuit that consisted of a gravity sorting table;

3. Two products were made from the gravity circuit: a) concentrate and b) the 'middlings';

4. A float concentrate product was made from the -140-mesh material.

The initial crushed and screened sample plus all of the resulting products were analyzed at Hazen Research of Golden, Colorado. The samples were fused with sodium peroxide. The melt was dissolved and diluted to volume in 10% HCl and then analyzed by Atomic Absorption for Cr2O3 with the following results:

- Head grade of composite sample was 37% Cr2O3. The chemically analyzed head grade is slightly higher than the calculated weight percent of the XRF results listed above.

- The gravity separation of the -70 + 140 mesh material had a Cr2O3 recovery of 47% based on the total sample. The gravity concentrate grade (concentrate plus middling) was 49% Cr2O3.

- The flotation separation on the -140 mesh (fines) fraction had a Cr2O3 recovery of 28% based upon the total sample. The flotation grade was determined to be 43% Cr2O3.

- In summary, 74% of the chromite contained in the composite sample was recovered using a combination of flotation and gravity separation techniques, and this concentrate has an average grade of 46.6% Cr2O3.

- Mr. Guilinger states: “The processed cores easily exceed the minimum 40% Cr2O3 grade threshold that the marketplace prefers.”

Mr. Guilinger in his report recommended the following:

Spider Resources Inc.
Management Discussion & Analysis	Year Ended December 31, 2008

1) Continue with the beneficiation to optimize chromite recovery and reduce the silica content to greater than 3% (on representative samples of the deposit as a whole); and

2) Discuss chrome product specifications with potential consumers.

Overall, it was concluded that the ferrochrome product from the aforementioned testing of the Big Daddy Chrome Deposit provides a concentrate that is very close to meeting specifications for the largest consumers of chromite (ferrochrome), representing about 95% of the market. Results of the metallurgical study also concluded that the concentrate has a favourable Cr:Fe ratio of 2.07. It was noted by Mr.  Guilinger that: “With optimization of the gravity and flotation it should be possible to create a product suitable for approximately 98% of the world markets.”

The preliminary metallurgical report received from World Industrial Minerals is not considered by management of the Company to be compliant with respect to NI 43-101 guidelines. It is considered preliminary and is being used as a guide for additional metallurgical work on the chrome deposit.

During the latter part of 2008, several joint venture meetings were held, pursuant to ongoing planning for the project during fiscal 2009. On December 15, 2008, the Company announced that the preparation of a  National Instrument 43-101 report was commissioned to Micon International Ltd.

It is anticipated that the Company will need to expend in the order of $2.5 million during 2009 to maintain and increase its respective interest in this project and is in the process of raising sufficient funds to do this. At present the earn-in option agreement is being reviewed with the purpose of being amended to allow for a three-year continuation, to expend $15 million (50% is the responsibility of the Company) at the rate of $5 million per year ($2.5 million is the responsibility of the Company) to earn an additional 10% interest (the Company would earn 5%) in the project from Freewest.

Diagnos Initiative Properties

These properties are prospective for kimberlite and are located in the vicinity of the Kyle properties in the James Bay Lowlands area of Northern Ontario. The properties were acquired by staking and a purchase agreement during 2005.  During the first quarter of 2006 the Company completed ground geophysical surveying on the six properties. This exploration work has been compiled and interpreted as required for drill positioning, and the Company has presented the results to its joint venture partner for discussion and planning. The Company intends to continue the review of the geophysical results and make plans for drilling selected anomalies during fiscal 2009. Consequently, exploration costs for 2009 have been allocated to this project. The cost of this program, if undertaken, will be shared equally with KWG Resources. Follow up diamond drilling is contemplated for 2009.   It is anticipated that one target will be drill tested during 2009 on this project.

McFaulds Lake VMS Properties

This project covers three properties, the McFaulds (East) property, the McFaulds (West) property and the McFaulds (North) property. Collectively, these volcanogenic massive sulphide (VMS) properties cover approximately 31,000 hectares and are located in the western portion of the James Bay Lowlands. The VMS potential of this diamond exploration project became apparent in 2002 while exploring in joint venture with De Beers Canada Exploration Limited. As a result of the discovery of VMS style mineralization, the Company and its joint venture partner, KWG, completed several exploration campaigns

Spider Resources Inc.
Management Discussion & Analysis	Year Ended December 31, 2008

including diamond drilling programs during the period 2003 to early 2007, outlining several VMS style occurrences, including two where definition drilling was completed (McFaulds #1 and #3 VMS occurrences).

During the first quarter of 2007, on March 7, 2007, the Company announced the signing of a Letter of Intent (LOI), with UC regarding a four year exploration program on the McFaulds Lake project. This LOI outlined the terms and conditions upon which UC has an option to earn-in up to a 55% undivided interest in the McFaulds Lake project, leaving 45% to be shared pro rata by the Company and KWG.  During 2008, this agreement was reviewed and amended and became subject to execution of definitive documentation, board and regulatory approval. The amendment was signed in early 2009. To date, UC has earned a 25% interest in the project and must incur exploration expenditures of at least an additional $1.25 million on or before the third anniversary date of the LOI in order to earn an additional 15% vested interest in the property, bringing UC’s interest level to 40%.  Upon spending an additional $1.25 million prior to the fourth anniversary, UC can earn the entirety of its 55% interest. Then the option agreement would be fulfilled and the a formal joint venture would be entered into, with UC holding 55% interest and the Company and KWG holding the remaining 45% interest. The Company will then start spending during the KWG dilution phase, where KWG’s interest can be reduced to 15%, leaving the Company with 30%, after which all parties contribute pro rata or undergo additional dilution.

At present the McFaulds Lake project area is the focus of attention as a result of some very encouraging news by other explorers in the region, namely Noront and its recent magmatic massive sulphide (“MMS”) occurrence located 27.4 km to the west-southwest of the McFaulds Lake VMS occurrences. The MMS style mineralization encountered by Noront contains appreciable copper, nickel, platinum, palladium and gold. The geophysical anomalies associated with this type of occurrence are slightly different than those of VMS style mineralization. The historical geophysics over the McFaulds Lake projects (E and W) were reviewed in late 2007 by UC Resources Ltd. (“UC”) to ascertain whether there are similar-looking MMS anomalies on the property. Spider management assisted in this review and planning. As a result of the review, UC agreed to participate in a new regional AeroTEM2 airborne survey with others in the area. This survey commenced in late 2007 and was completed in early 2008; results were immediately reviewed. Several anomalous areas were prioritized for ground geophysical follow-up that included line cutting, magnetic surveying and electromagnetic surveying. Drilling commenced on the western property in October 2008.

UC announced that it started the drill program on September 29, 2008. As previously mentioned in a UC press release dated July 28, 2008, UC committed to an initial 2,500 metre drill program. The first target, known as the “hook target”, is located 5.5 km west-southwest of Noront Resources Ltd.’s Eagle One discovery. Drilling was planned to continue until freeze up on six high priority targets in the McFaulds West claim block. Over the course of the program, only five holes were completed. Results of the drilling were announced by UC in early 2009, and only anomalous values of copper and zinc were encountered.

In late 2008, UC commenced line cutting followed by detailed ground geophysics on targets that were too wet to access under summer conditions and had geophysically postulated chrome potential. Reviews of recent and historical airborne geophysics along a northeast trending magnetic rendered feature continuation of ultramafic sill  from the Big Daddy Chrome occurrence, passing through Freewest’s Black Thor chromite occurrence, inferred prospective chromite targets located in the western portion of the McFaulds East claim block just west of McFaulds #1 and #3 VMS deposits, near the common boundary shared with Noront. Intense magnetic anomalies are traceable to the southwest towards the new chromite discovery of Freewest, extending into the Freewest option property. The ground geophysical surveys

Spider Resources Inc.
Management Discussion & Analysis	Year Ended December 31, 2008

included magnetic and gravimetric surveying. Results are pending. Because this project is funded by UC, the Company has no financial requirements for this project during fiscal 2009.

Spider #1 Project Area (includes Kyle and MacFadyen properties)

The Spider #1 project is a regional reconnaissance project located on the western edge of the James Bay Lowlands in northern Ontario. The project was initiated in the early 1990s to explore diamond bearing kimberlite bodies. The project encompasses numerous identified kimberlite occurrences and two distinct project areas, the Kyle project and the MacFadyen project. The project area (except for the Kyle Lake #1 Kimberlite) is subject to an agreement whereby Ashton Mining of Canada may acquire a 25% interest under certain conditions. The Company maintains interest in a minimum number of claims that effectively cover the identified kimberlites.  The Kyle properties are currently the subject of an option agreement with Renforth Resources Inc. (“Renforth”), (formerly Wycliffe Resources Inc.), whereby Renforth can earn up to a 55% interest in the Kyle properties.

Kyle Properties

These properties consist of five diamondiferous kimberlites, including Kyle Lake #1 and Kyle #3, both of which have undergone mini-bulk testing in earlier exploration campaigns by the Company. Kyle 2, 4 and 5 properties require additional exploration work, having been the subject of only preliminary drilling in 1994 and 1995 by the Company.

These properties are currently subject to an option agreement with Renforth whereby Renforth can earn up to a 55% interest.  In order to earn its interest, Renforth must make an aggregate of $6 million in exploration expenditures by June 30, 2009, with annual exploration expenditure requirements of $2.0 million. The option agreement was amended in 2007 whereby Renforth advised that it failed to complete the minimum expenditure due by June 30, 2007, and requested an amendment whereby it could make payment in lieu of expenditures. Both Spider and KWG agreed to the amendment. Renforth sought and received a one year extension on the next work commitment that was due on June 30, 2008. In partial payment for these concessions, Renforth has agreed to pay Spider and KWG shares valued at $1.0 million, to be shared in a pro rata manner between Spider and KWG, the levels to be reflective of each  party’s current interest level.  At the date of this MD&A, Spider has not received the Renforth shares.

In addition, Renforth must contribute all of its existing claim holdings (15 claims covering 3,616 hectares) in the Attawapiskat River area, to be added to the Kyle project area.

Spider/KWG will retain a collective 45% in the Kyle properties once Renforth has earned its 55% interest, and Renforth will transfer 45% interest in its own properties in the project area to Spider/KWG. No less than 75% of the annual $2 million expenditure must be dedicated to the Kyle properties in order for Renforth to acquire its 55% interest. Renforth agreed to fund the project in its entirety for the first three years and as such, is the operator during the earn-in option period.

Pursuant to the revision to the Spider/KWG joint venture dated May 12, 2006, KWG agreed to not contribute further to Spider’s exploration program on the Kyle kimberlite project and as such appointed Spider as manager. In May, 2006, both parties were deemed to have a 50% interest in the Kyle kimberlite project.  Once Renforth has earned its 55% interest in the project, the underlying agreement terms will apply to Spider and KWG in determination of their respective interests.

Spider Resources Inc.
Management Discussion & Analysis	Year Ended December 31, 2008

During 2008 Renforth proceeded with the procurement of mini-bulk samples for diamond content that included the testing of each of the remaining Kyle kimberlites, which had not yet undergone a minimum sampling program of three or four tonnes.  Kyle Lake #1 and Kyle #3 had been tested by the Company and KWG by mini-bulk sampling much earlier with favourable results. Renforth intends on comparing information from each of the five kimberlites to determine which kimberlite(s) warrant much larger tests. The sampling has been completed, and samples are now awaiting processing for commercial diamond content, as well as micro-diamond content on eight kilogram samples taken from the feed stream to the commercial size diamond sampling plant.

As a result of this project being funded by Renforth’s earn-in agreement, Spider expects to only contribute a minor amount of the spending.

MacFadyen Property

This property now includes diamond-bearing kimberlites located 8 kms north of the Victor diamond mine development project of De Beers Canada Explorations Inc., scheduled to commence full production in 2008.

The Company announced in May 2006 that under a revision to the joint venture with KWG, the Company has permitted its interest level to be diluted to a one-third interest level, allowing KWG to expend sufficient funds on its own to obtain up to a two-thirds interest level. An Exploration Agreement was negotiated with the Attawapiskat First Nation covering further exploration programs to be undertaken at the property by KWG over the next two years. Upon its signing, KWG commenced a reconnaissance program in September, and made preparations for a winter drilling program to sample each of the five kimberlite pipes that constitute the MacFadyen cluster.

Initial results of the kimberlite processing of a drilling program carried out by KWG was reported on June 21, 2007, when KWG announced that a 0.23 quarter-carat diamond had been recovered from one of its MacFadyen kimberlite samples. Bulk sample processing and diamond sorting and picking were executed at the SGS Lakefield Research Laboratory in Lakefield, Ontario.

Further work on the project was planned by KWG to commence in early 2008; however, this project was curtailed due to the unavailability of sampling equipment at the project site. It is expected that KWG will resume work during the winter of 2009 subject to availability of sampling equipment.

As a result of this project being the focus of KWG until Spider is diluted to a one-third interest level, Spider does not expect to expend any funds on this project in the near future.

Project #6 Wawa Diamond Property

This project is located 35 km north of Wawa in central Ontario on the northeast shore of Lake Superior along the Trans-Canada Highway (Hwy 17), encompassing 45 square kilometres. On February 20, 2006, Spider and KWG announced that they recovered 1,337 diamonds from an 8-kg sample at the Wawa project, as well as the following findings.

Sample weight (kg)	Total weight (carats)	Total # recovered	Greater than 0.105 mm		Greater than 0.150 mm	Greater than 0.212 mm	Greater than 0.300 mm
Matrix	16.49	0.008	67	48	17	0	1

Spider Resources Inc.
Management Discussion & Analysis	Year Ended December 31, 2008

Xenolith	16.03	0.051	244	93	80	36	22
ROM	16.54	0.006	86	53	23	8	2

On March 23, 2006, Spider and KWG received a SGS Lakefield Research Ltd. report on encouraging rock characteristics of the Wawa diamond project. This report described potential beneficiation results based upon physical properties of the xenolith portion of the rock versus the matrix portion of the rock. Additional testwork concluded that most of the diamonds in the rock are contained within the xenolith; this was verified by caustic dissolution diamond analysis. Tests were undertaken to better understand the overall recoverability of diamond from rock, and to determine which process(es) can be used to separate the diamond bearing xenolith from the less diamondiferous matrix. Spider is currently planning to follow up with SGS’s recommendations, including diamond drilling the main diamond occurrence. A National Instrument 43-101 compliant report was prepared and filed with Sedar during the first quarter of 2006 containing recommendations for follow-up.

The Company continues to monitor the exploration activity in this area, and is reviewing the recent results of this project in making plans for an initial drill program to test the main diamondiferous occurrence to depth. During the last few days of Q3, a drill rig was mobilized to this project to commence drilling in early October, to test to depth the main diamond showing in Lalibert Township.

In October, 2008, Spider / KWG completed a drill program entailing four short, HQ core holes totalling 307 metres. These holes were designed to undercut a lamprophyre dyke that hosts numerous diamond bearing xenoliths. This dyke had been previously exposed in 2004 / 2005 by mechanical stripping over a strike length in excess of 300 m. The dyke varies in exposed width from 8 to 22 m, and dips an estimated 45 degrees towards the northeast. Diamonds had been recovered from all but two of the 39 surface grab or chip-channel samples collected from the length of the dyke. Diamonds had been previously determined to be preferentially located in talc-actinolite xenoliths. The most diamonds recovered were from a 30.11 kilogram sample of talc-actinolite xenoliths (sample # LAL-04-234) which yielded 1351 diamonds with two dimensions less than 0.5mm, 267 diamonds with two dimensions greater than 0.5mm and less than 1.0mm and 14 diamonds with two dimensions greater than 1.0mm.

The holes were drilled on lines spaced 100 metres apart with an initial inclination of -45 degrees towards the southwest to cut the dyke at approximately 40 metres below surface. Samples were normally 1.0 m in length; each sample weighed approximately 10 kilograms.

Following are plans related to the Company’s properties for fiscal 2009.   Planned expenditures for fiscal 2009 have been estimated based upon minimum expenditure requirements. Additional expenditures have been revised downwards primarily due to the current weakening global economy. See “Trends”.

Project/Property Name	Plans for Project	Planned expenditures for fiscal 2009	Timing for Completion of Planned Activities	Expenditures to December 31, 2008	Remaining Commitment
Freewest Option	Exploration with intent to define resource	$2,500.000 (1)	Q4 ‘09	$1,769,913	$5,000,000 (See Subsequent Events (b) below)

Spider Resources Inc.
Management Discussion & Analysis	Year Ended December 31, 2008

Diagnos Iniative	Drill test one anomaly	$100,000 (1)	Q4 ‘09	$66,919	$0
McFaulds Project (W) McFauld Project (E) McFaulds Project (N)	UC to continue its earn-in	$0 $0 $0	NA	$5,999,624	$0
Kyle Project Renforth claims	Renforth to continue its earn-in	$0	NA	$7,379,737	$0
Wawa Project	Process samples from project	$100,000 (1)	Q4 ‘09	$1,133,232	$0
MacFadyen Project	KWG to continue its earn-in to 66.6%	$0	NA	$0	$0

(1)  Discretionary expense

TECHNICAL DISCLOSURE

Mr. Neil Novak, P.Geo., President, Chief Executive Officer and Director of the Company, is a Qualified Person as defined under National Instrument 43-101.  Mr. Novak has reviewed and verified the technical information in this MD&A.

Spider Resources Inc.
Management Discussion & Analysis	Year Ended December 31, 2008

ENVIRONMENTAL LIABILITIES

The Company is not aware of any environmental liabilities or obligations associated with its mining interests.  The Company is conducting its operations in a manner that is consistent with governing environmental legislation.

OVERALL OBJECTIVE

The Company’s business objective is to discover a viable mineral deposit, more specifically copper, chromite and zinc, on a property on which it holds an interest. The Company is in the process of exploring its mining interests and has not yet determined whether these properties contain an economic mineral deposit. The recoverability of the amounts shown for mining interests is dependent upon: the selling price of copper, chromite and zinc at the time the Company intends to mine its properties; the existence of economically recoverable reserves; the ability of the Company to obtain the necessary financing to complete exploration and development; government policies and regulations; and future profitable production or proceeds from disposition of such properties.

To date, the Company has not discovered an economic deposit. While discovery of ore-bearing structures may result in substantial rewards, it should be noted that few properties that are explored are ultimately developed into producing mines.

The Company believes that although the exploration of its existing projects is positive, mineral exploration in general is uncertain.  As a result, the Company believes that by acquiring additional mineral properties, it is able to better minimize overall exploration risk. In conducting its search for additional mineral properties, the Company may consider acquiring properties that it considers prospective based on criteria such as the exploration history of the properties, the location of the properties, or a combination of these and other factors. Risk factors to be considered in connection with the Company’s search for and acquisition of additional mineral properties include the significant expenses required to locate and establish mineral reserves; the fact that expenditures made by the Company may not result in discoveries of commercial quantities of minerals; environmental risks; risks associated with land title; the competition faced by the Company; and the potential failure of the Company to generate adequate funding for any such acquisitions. See “Risk Factors” below.

SELECTED ANNUAL INFORMATION

	Year Ended December 31, 2008 ($)	Year Ended December 31, 2007 ($)	Year Ended December 31, 2006 ($)

Net loss for the year	(716,861)	(41,336)	(1,240,417)

Basic and diluted loss per share	(0.00)	(0.00)	(0.01)

Total assets	22,417,191	22,003,899	16,711,266

Future income tax liability	2,837,475	2,688,582	2,964,090

Spider Resources Inc.
Management Discussion & Analysis	Year Ended December 31, 2008

•
The net loss for the year ended December 31, 2008, consisted primarily of a future income tax recovery of $460,107. This amount was offset by (i) stock options of $457,800; and (ii) other working capital expenditures incurred to maintain the operations of the Company.

•
The net loss for the year ended December 31, 2007, consisted primarily of a future income tax recovery of $571,352 and was offset by other working capital expenditures incurred to maintain the operations of the Company.

•
The net loss for the year ended December 31, 2006, consisted primarily of a future income tax recovery of $154,962. This amount was offset by (i) stock options of $848,767; and (ii) other working capital expenditures incurred to maintain the operations of the Company.

•
As Spider presently has no revenue, the Company’s ability to fund its operations is dependent upon its ability to secure financing through equity or the sale of assets.  The value of any resource property asset is dependent upon the existence of economically recoverable mineral reserves, the ability to obtain the necessary financing to complete exploration and development, and the future profitable production or proceeds from disposition of such properties.  See “Trends” above and “Risk Factors” below.

SUMMARY OF QUARTERLY RESULTS

	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter
	December 31,	September 30,	June 30,	March 31,
	2008	2008	2008	2008
Revenue (including interest income)	$0	$0	$0	$0
Expenses	$732,804	$163,338	$157,892	$122,934
Gain on sale of marketable securities	$0	$0	$0	$0
Future income tax (recovery)	($460,107)	$0	$0	$0
Net income (loss)	($272,697) (1)	($163,338) (2)	($157,892) (3)	($122,934) (4)
Net income (loss) per share basic	$0	$0	$0	$0
Net income (loss) per share diluted	$0	$0	$0	$0
Cash flows from (used in) operating activities	($375,190)	$59,286	($370,928)	($231,955)
Cash and cash equivalents, end of period	$3,205,855	$4,102,592	$4,602,542	$4,653,526
Assets	$22,417,191	$22,852,916	$22,548,038	$22,136,982
Long term liabilities	$2,837,475	$3,392,082	$3,392,082	$3,392,082

	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter
	December 31,	September 30,	June 30,	March 31,
	2007	2007	2007	2007
Revenue (including interest income)	$0	$0	$0	$137

Spider Resources Inc.
Management Discussion & Analysis	Year Ended December 31, 2008

Expenses	$200,436	$92,270	$168,570	$151,549
Gain on sale of marketable securities	$0	$0	$0	$0
Future income tax (recovery)	($571,352)	$0	$0	$0
Net income (loss)	$370,916 (5)	($92,270) (6)	($168,570) (7)	($151,412) (8)
Net income (loss) per share basic	$0	$0	$0	$0
Net income (loss) per share diluted	$0	$0	$0	$0
Cash flows from (used in) operating activities	$100,652	($221,292)	($272,450)	($90,841)
Cash and cash equivalents, end of period	$4,912,931	$524,554	$32,753	$554,558
Assets	$22,003,899	$17,443,282	$16,941,882	$17,176,203
Long term liabilities	$2,688,582	$3,259,934	$3,259,934	$3,259,934

Notes:

(1)
The net loss of $272,697 principally relates to (i) stock based compensation of $457,800; (ii) future income tax recovery of $460,107; (iii) professional fees of $60,000; and (iv) consulting fees of $47,500. All other expenses relate to general working capital purposes.

(2)
The net loss of $163,338 principally relates to (i) accounting and corporate services of $37,004; (ii) consulting fees of $32,500; (iii) management fees of $24,011; and (iv) professional fees of $15,030. All other expenses relate to general working capital purposes.

(3)
The net loss of $157,892 principally relates to (i) shareholder relations expense of $50,576; (ii) consulting fees of $25,000; (iii) management fees of $24,000 and (iv) professional fees of $16,060. All other expenses relate to general working capital purposes.

(4)
The net loss of $122,934 principally relates to (i) shareholder relations expense of $27,239; (ii) consulting fees of $17,000; (iii) management fees of $24,446 and (iv) accounting and corporate services of $13,418. All other expenses relate to general working capital purposes.

(5)
The net income of $370,916 principally relates to (i) future income tax recovery of $571,352; (ii) transfer agent, listing and filing fees of $37,896; (iii) professional fees of $29,810; and (iv) consulting fees of $26,500. All other expenses relate to general working capital purposes.

(6)
The net loss of $92,270 principally relates to (i) professional fees of $28,602; (ii) consulting fees of $23,000; and (iii) management fees of $16,513. All other expenses relate to general working capital purposes.

(7)
The net loss of $168,570 principally relates to (i) shareholder relations expense of $87,231; (ii) consulting fees of $19,000; (iii) management fees of $32,719; and (iv) accounting and corporate services of $15,716. All other expenses relate to general working capital purposes.

(8)
The net loss of $151,412 principally relates to (i) consulting fees of $40,438; (ii) management fees of $33,031; and (iii) shareholder relations expense of $28,593. All other expenses relate to general working capital purposes.

RESULTS OF OPERATIONS

Year ended December 31, 2008, compared with year ended December 31, 2007

Spider Resources Inc.
Management Discussion & Analysis	Year Ended December 31, 2008

The net loss from operations for the year ended December 31, 2008, was $716,861 or $0.00 per share, compared to $41,336 or $0.00 for the comparative period in 2007.  The $675,525 increase in the loss from operations is driven by several variables, including:

•
Stock option compensation during the year ended December 31, 2008, was $457,800 (year ended December 31, 2007 - $nil). During the year ended December 31, 2008, the Company issued 10,900,000 options compared with nil in the comparative period. The options issued vested in accordance with the stock option plan. Users of the financial statements should be cautious of the valuation of stock option compensation since its calculation is subjective and can impact net income (loss) significantly.

•
Future income tax recovery during the three months ended December 31, 2008, was $460,107 (three months ended December 31, 2007 - $571,352). The $111,245 decrease in 2008 is due to a decrease in the difference between the Canadian resource tax pool for Canadian tax purposes and carrying amount for mining interests for accounting purposes.

•
The increase in accounting and corporate services of $32,888 during the year ended December 31, 2008, over the comparative period resulted from advisory services in connection with negotiating the form of a joint venture agreement among Spider, KWG and UC.

•
Transfer agent, listing and filing fees during the year ended December 31, 2008, were $23,493 (year ended December 31, 2007 - $51,654).  The decrease of $28,161 is attributable to higher transfer costs from the significant number of equity transactions that occurred during the fiscal 2007 period.

•
Advertising and promotion increased by $46,926 during the year ended December 31, 2008, over the same comparative period as a result of the Company expensing its share of the Air Canada Suite License Fee (the “License”) over the expected term of the License, and website development and maintenance.

•
The $97,845 increase in general and administration for the year ended December 31, 2008, over the same comparative period in 2007 is a result of flow-through interest expense for the year, administrative services provided by Billiken Management Services Inc. and directors’ fees paid during the year. In the comparative 2007 period the charges for these expenses were minimal.

•
Shareholder relations expense during the year ended December 31, 2008, was $83,319 (year ended December 31, 2007 - $141,700). The decrease of $58,381 resulted from less corporate activity and the timing of supplier invoices.

•	The increase of $29,532 in professional fees during the year ended December 31, 2008, over the same comparative period in 2007 resulted from an increase in audit fee accrual during the year.

•
The decrease of $7,927 in management fees during the year ended December 31, 2008, over the same comparative period in 2007 is a result of oversight over the exploration projects becoming the sole responsibility of the President of the Company in 2008 compared to 2007 when responsibility was assigned to Billiken and the President.

Spider Resources Inc.
Management Discussion & Analysis	Year Ended December 31, 2008

•
The increase of $19,091 in travel during the year ended December 31, 2008, over the same comparative period in 2007 resulted from an increase in corporate activity requiring more travel during the period.

•	The decrease in capital tax of $38,951 during the year ended December 31, 2008, over the comparative period in 2007 is a result of an overprovision of capital tax in the year ended December 31, 2007.

•	Other expense fluctuations can be related to small variances seen in consulting fees, occupancy costs, interest and bank charges and insurance.

Three months ended December 31, 2008, compared with three months ended December 31, 2007

The net loss from operations for the three months ended December 31, 2008, was $272,697 or $0.00 per share, compared to net income of $370,916 or $0.00 for the comparative period in 2007.  The $643,613 increase in the loss from operations is driven by several variables, including:

•
Stock option compensation during the three months ended December 31, 2008, was $457,800 (three months ended December 31, 2007 - $nil). During the three months ended December 31, 2008, the Company issued 10,900,000 options compared with nil in the comparative period. The options issued vested in accordance with the stock option plan. Users of the financial statements should be cautious of the valuation of stock option compensation since its calculation is subjective and can impact net income (loss) significantly.

•
Future income tax recovery during the three months ended December 31, 2008, was $460,107 (three months ended December 31, 2007 - $571,352). The $111,245 decrease in 2008 is due to a decrease in  the difference between the Canadian resource tax pool for Canadian tax purposes and carrying amount for mining interests for accounting purposes.

•
Transfer agent, listing and filing fees during the three months ended December 31, 2008, were $1,427 (three months ended December 31, 2007 - $37,896).  The decrease of $36,469 is attributable to higher transfer costs from the significant number equity transactions that occurred during the comparative 2007 period.

•
The $89,687 increase in general and administration expenses for the three months ended December 31, 2008, over the same comparative period in 2007 is a result of flow-through interest expense for the year, administrative services provided by Billiken and directors’ fees paid during the year. In the comparative 2007 period the charges for these expenses were minimal.

•
Advertising and promotion expense increased by $12,719 during the three months ended December 31, 2008, over the same comparative period as a result of the Company expensing its share of the Air Canada Suite License Fee (the “License”) over the expected term of the License and website development and maintenance.

•
Shareholder relations expense during the three months ended December 31, 2008, was $2,970 (three months ended December 31, 2007 - $19,891). The decrease of $16,921 resulted from less corporate activity and the timing of supplier invoices.

Spider Resources Inc.
Management Discussion & Analysis	Year Ended December 31, 2008

•
The increase of $30,190 in professional fees during the three months ended December 31, 2008, over the same comparative period in 2007 resulted from increased audit fees and legal accruals during the period.

•
The increase of $21,000 in consulting fees during the three months ended December 31, 2008, over the comparative period in 2007 resulted from an increase in corporate activity requiring consulting services during the period.

•
The decrease in capital tax of $38,951 during the three months ended December 31, 2008, over the comparative period in 2007 is a result of an overprovision of capital tax in the three months ended December 31, 2007.

•	Other expense fluctuations can be related to small variances seen in accounting and corporate services, management fees, travel, occupancy costs, interest and bank charges and insurance.

LIQUIDITY AND CAPITAL RESOURCES

The activities of the Company, principally the acquisition and exploration of properties for metals, are financed through the completion of equity transactions such as equity offerings and the exercise of stock options and warrants. For the periods indicated, the following equity transactions were completed:

Three months ended March 31, 2008

•	1,072,350 stock options with an exercise price of $0.10 were exercised for cash proceeds of $107,235.
•	1,310,250 warrants with an exercise price of $0.10 were exercised for cash proceeds of $131,025.

Three months ended June 30, 2008

•	7,095,750 warrants with an exercise price of $0.10 were exercised for cash proceeds of $709,575.

Three months ended September 30, 2008

•	No transactions were completed.

Three months ended December 31, 2008

•	4,700,000 flow-through shares with a price of $0.05 were issued in a private placement for proceeds of $235,000.
•	1,200,000 flow-through shares with a price of $0.05 were issued in a private placement for proceeds of $60,000.

There is no assurance that future equity capital will be available to the Company in the amounts or at the times desired by the Company or on terms that are acceptable to the Company, if at all. See “Risk Factors” below.

A summary of the funds raised during fiscal 2008 and the stated and actual use of proceeds is outlined below:

Spider Resources Inc.
Management Discussion & Analysis	Year Ended December 31, 2008

Date	Amount Raised	Stated Use of Proceeds	Actual Use of Proceeds
January to December 2008	$1,221,685 (1)	General working capital and flow-through commitment (1)	As stated (1)

(1) The Company is in the process of complying with its flow-through contractual obligations with subscribers with respect to the requirements of the Income Tax Act (Canada). The Company is obligated to incur qualifying exploration expenditures in Canada (“CEE”) within 12 months from the effective date of renunciation (December 31, 2008) as defined by the Income Tax Act (Canada). As at December 31, 2008, the Company's remaining commitment with respect to unspent resource expenditures under flow-through common share agreements is $195,284.

As at December 31, 2008, the Company had $3,205,855 in cash, compared with $4,912,931 at December 31, 2007. Included in the cash balance at December 31, 2008, is $195,284 designated for CEE under the terms of the flow-through offerings that were completed during fiscal 2008, as discussed above.  Working capital as of December 31, 2008, was $3,417,713 compared with $4,925,170 at December 31, 2007. The decrease was mainly due to exploration expenditures incurred in the amount of $2,009,974 and funds spent on general corporate costs. The decrease was offset by the private placements, exercise of stock options and warrants in the amount of $1,242,835.

The Company has entered into an agreement with IBK on February 10, 2009, whereby IBK will place up to 78,750,000 million common shares of Spider on a best efforts basis for gross proceeds of up to $4,725,000 by way of a private placement.

The Company has no operating revenues and therefore, must utilize its current cash reserves, funds obtained from the exercise of warrants and stock options and other financing transactions to maintain its capacity to meet ongoing discretionary and committed exploration and operating activities.

As of December 31, 2008, the Company had 316,211,767 common shares issued and outstanding, 45,353,333 warrants outstanding which would raise $6,645,417 if exercised in full, and 25,485,018 options outstanding which would raise $3,140,502 if exercised in full.  This is not anticipated until the current financial markets recover. See “Trends” above.

To date, the cash resources of Spider are held with HSBC Bank Canada.  The Company has no debt and its credit and interest rate risk is minimal. Accounts payable and accrued liabilities are short-term and non-interest bearing.

The Company’s liquidity risk with financial instruments is minimal as excess cash is invested in investment grade short-term deposit certificates.  As of December 31, 2008, the Company’s funds were in two non-interest bearing accounts. The Company did not have any investments as of December 31, 2008.

 In addition, sundry receivables are composed of sales tax receivable from government authorities in Canada and deposits held with service providers.

Accounts payable and accrued liabilities decreased to $166,081 at December 31, 2008, compared to $255,306 at December 31, 2007, primarily due to payments related to accruals for exploration expenditures.  The Company’s cash at December 31, 2008, is sufficient to pay these liabilities.

Spider Resources Inc.
Management Discussion & Analysis	Year Ended December 31, 2008

The Company’s liabilities and obligations for the following five years as of December 31, 2008, are summarized below:

Liabilities and obligations	Total	1 year	2-4 years	5 years

Accounts payable and accrued liabilities	$166,081	$166,081	n/a	n/a
Flow-through commitment (a)	$195,284	$195,284	n/a	n/a
Mining interests (b)	$2,700,000 for fiscal 2009	2,700,000	n/a	n/a
Corporate expenses (c)	$700,000 per year	$700,000	$2,100,000	$700,000

Total		$3,761,365	$2,100,000	$700,000

(a)	The Company is committed to spend $195,284 by December 31, 2009, to comply with the government of Canada flow-though regulations with respect to unspent resource expenditures.

(b)	See “Mineral Exploration Properties” above.

(c)
The Company plans to incur approximately $700,000 per year in corporate expenses over the next five years. These expenditures are generally not committed and are discretionary in nature. The Company will continue to monitor the global market situation and may adjust its expenditures, depending on future market conditions.

Management believes the Company has sufficient cash on hand to fund its discretionary operating costs and flow-through commitment of $195,284 for fiscal 2009.  The Company will require the IBK private placement to be completed in order to meet its discretionary $2.7 million exploration program requirements for fiscal 2009.

The financial position of the Company beyond fiscal 2009 is difficult to predict given the current market conditions.  The Company expects to have adequate financial resources in fiscal 2010, given that the Company can reduce its discretionary exploration and operating expenses, but it will have to evaluate its current strategy as it progresses through fiscal 2009 to determine its future direction.

OFF-BALANCE-SHEET ARRANGEMENTS

As of the date of this filing, the Company does not have any off balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

PROPOSED TRANSACTIONS

There are no proposed transactions of a material nature being considered by the Company. However, the Company continues to evaluate properties and corporate entities that it may acquire in the future.  See “Overall Objective” above.

Spider Resources Inc.
Management Discussion & Analysis	Year Ended December 31, 2008

TRANSACTIONS WITH RELATED PARTIES

For the year ended December 31, 2008, the Company paid $96,000 (2007 - $66,000) to Nominex Ltd. (“Nominex”), a company controlled by the President and director of the Company, for geological and other services. Included in accounts payable and accrued liabilities is $8,400 (2007 - $16,960) owing to Nominex for management services provided.

During 2007, the Company made contributions of $387,660 to the joint venture between the Company and other joint venture partners, which were expended on behalf of the joint venture by Billiken Management Services Inc. (“Billiken”), the joint venture manager engaged by Spider and other joint venture partners on behalf of the various joint venture managers to execute the approved exploration programs proposed to the joint venture. Billiken ceased to be a related party to the Company during 2007.

The Company paid its Vice President, Richard Hamelin, fees totaling $60,000 for the year ended December 31, 2008.  During fiscal 2007, the current Vice President held the position of Chief Financial Officer and was paid consultation fees of $80,000 for the year ended December 31, 2007. In addition, for the year ended December 31, 2008, legal fees in the amount of $109,916 (2007 - $117,486) were paid to a law firm in which the Corporate Secretary, Carmen Diges, is a partner. As at December 31, 2008, this law firm was owed $15,000 (2007 - $60,406) and this amount was included in accounts payable and accrued liabilities.

During the current year, the Company also paid total director fees of $39,000 to its directors as follows: Gregory Roberts $7,000; Bryan Wilson $7,000; Jim Franklin $7,500; Norman Brewster $8,500; and Earl Coleman $9,000.

The Company appointed a new Chief Financial Officer, Carmelo Marrelli, during the year and paid him consultation fees of $20,000 (2007 - $nil) for services rendered. The Chief Financial Officer is a partner in a firm (Marrelli & Drake Corporate Services) providing corporate secretarial and accounting services to Spider. During the year, the Company expensed $70,442 for services rendered by this firm. As at December 31, 2008, this firm was owed $2,680 and this amount was included in accounts payable and accrued liabilities.

For the year ended December 31, 2008, consulting fees of $25,000 (2007 - $nil) were paid to Rocknest Corp., a company controlled by a director of the Company, Bryan Wilson.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

SUBSEQUENT EVENTS

(a)
On February 10, 2009, the Company entered into an agreement with IBK Capital Corp., whereby IBK will place up to 78,750,000 million common shares of Spider on a best efforts basis for gross proceeds of up to $4,725,000 by way of a private placement.

(b)
On March 27, 2009, the Company negotiated an amendment to the Freewest option agreement whereby the option earn-in calls for a $15 million, three-year commitment. As a result of this amendment, the Company no longer is required to prepare a bankable feasibility study within 18

Spider Resources Inc.
Management Discussion & Analysis	Year Ended December 31, 2008

months, as had been called for in the 2005 agreement. Spider now has a $7.5 million commitment over the next three years, of which $2.5 million is required to be spent before March 31, 2010.

CRITICAL ACCOUNTING ESTIMATES
The preparation of the Company’s audited financial statements requires management to make certain estimates that affect the amounts reported in the financial statements. The accounting estimates considered significant are the valuation of the Company’s mining interests and stock-based compensation.

The policy of capitalizing exploration costs to date does not necessarily relate to the future economic value of the exploration properties. The valuation of mining interests is dependent entirely upon the discovery of economic mineral deposits.

The Company uses the Black-Scholes model to determine the fair value of stock options. The main factor affecting the estimates of stock-based compensation is the stock price volatility used. The Company uses historical price data and comparables in the estimate of future volatility.

Changes in the accounting estimates in the items discussed above will not have a material impact on the financial position of the Company.

Other items requiring estimates for the year ended December 31, 2008, are future income taxes, accounts payable and accrued liabilities and asset retirement obligation. Changes in the accounting estimates in these items will not have a material impact on the financial position of the Company.

CHANGES IN ACCOUNTING POLICIES

During the year ended December 31, 2008, the Company adopted the following new accounting policies:

Capital Disclosures and Financial Instruments – Disclosures and Presentation

On December 1, 2006, the Canadian Institute of Chartered Accountants (the “CICA”) issued three new accounting standards: Capital Disclosures (Handbook Section 1535), Financial Instruments – Disclosures (Handbook Section 3862), and Financial Instruments – Presentation (Handbook Section 3863). These new standards became effective for the Company on January 1, 2008.

Capital Disclosures
Handbook Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

Financial Instruments
Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Spider Resources Inc.
Management Discussion & Analysis	Year Ended December 31, 2008

Amendments to Section 1400 - General Standard of Financial Statement Presentation

In June 2007, the CICA amended Handbook Section 1400, Going Concern, to include additional requirements to assess and disclose an entity’s ability to continue as a going concern. Section 1400 is effective for interim and annual reporting periods beginning on or after January 1, 2008. The adoption of this standard had no impact on the Company's operating results or financial position.

Mining Exploration Costs

On March 27, 2009, the CICA approved EIC 174, “Mining Exploration Costs”. This provides guidance on capitalization of exploration costs related to mining properties in particular, and on impairment of long-lived assets in general. The Company has applied this new abstract for the year ended December 31, 2008 and there was no significant impact on its financial statements as a result of applying this abstract.

Future accounting changes

International Financial Reporting Standards (“IFRS”)
In January 2006, the CICA’s Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian generally accepted accounting principles with IFRS for Canadian enterprises with public accountability.  The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008, the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

The Company is currently assessing the impact of IFRS on its financial statements.

Goodwill and Intangible Assets
In February 2008, the CICA approved Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces the existing Handbook Sections 3062, “Goodwill and Other Intangible Assets” and 3450 “Research and Development Costs”. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2009, with earlier application encouraged. The standard provides guidance on the recognition, measurement and disclosure requirements for goodwill and intangible assets.

The Company is currently assessing the impact of this new accounting standard on its financial statements.

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests
The CICA issued three new accounting standards in January 2009: Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling interests”. These new standards will be effective for fiscal years beginning on or after January 1, 2011. Section 1582 replaces section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to IFRS 3 – Business Combinations. Sections 1601 and 1602 together replace section 1600, Consolidated Financial Statements. Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is

Spider Resources Inc.
Management Discussion & Analysis	Year Ended December 31, 2008

equivalent to the corresponding provisions of IFRS lAS 27 - Consolidated and Separate Financial Statements. The Company is in the process of evaluating the requirements of the new standards.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities
In January 2009, the CICA approved EIC 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. This guidance clarified that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments. This guidance is applicable to fiscal periods ending on or after January 20, 2009. The Company is continually evaluating the effects of adopting this standard.

MANAGEMENT OF CAPITAL

The Company’s objective when managing capital is to maintain adequate levels of funding to support the acquisition, exploration and development of mineral properties.

The Company considers its capital to be equity, which comprises share capital, warrants, stock options, contributed surplus, and deficit, which at December 31, 2008, totaled $19,413,635 (2007 - $19,060,011).

The Company manages its capital structure in a manner that provides sufficient funding for acquisition, exploration and development of mineral properties. Funds are primarily secured through equity capital raised by way of private placements. There can be no assurance that the Company will be able to continue raising equity capital in this manner.

The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the year ended December 31, 2008.  The Company is not subject to externally imposed capital requirements.

PROPERTY RISK AND FINANCIAL RISK AFFECTING FINANCIAL INSTRUMENTS

(a) Property risk

The Company's mining interests are the only properties that are currently material to the Company. Unless the Company acquires or develops additional material properties, the Company will be solely dependent upon its current mining interests. If no additional mineral properties are acquired by the Company, any adverse development affecting the Company's mining interests would have a material adverse effect on the Company's financial condition and results of operations.

(b) Financial risk

The Company’s activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate, foreign exchange rate and commodity and equity price risk).

Spider Resources Inc.
Management Discussion & Analysis	Year Ended December 31, 2008

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

Credit risk
Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to sundry receivables. The Company has no significant concentration of credit risk arising from operations.   Financial instruments included in sundry receivables consist of sales tax receivable due from government authorities in Canada and deposits held with service providers. Sundry receivables are in good standing as of December 31, 2008. Management believes that the credit risk concentration with respect to financial instruments is minimal.

Liquidity risk
Liquidity risk refers to the risk that the Company will not be able to meet its financial obligations when they become due, or can only do so at excessive cost. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2008, the Company had a cash balance of $3,205,855 (2007 - $4,912,931) to settle current liabilities of $166,081 (2007 - $255,306). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. The Company is also committed to spending approximately $195,284 in exploration expenditures by December 31, 2009. If the Company does not spend these funds in compliance with the government of Canada flow-through regulations, it may be subject to litigation from various counterparties. The Company intends to fulfill all flow-through commitments within the given time constraints.

Market risk

(i) Interest rate risk

Interest rate risk is the risk that the fair value of a financial instrument will fluctuate due to changes in market interest rates. The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the creditworthiness of its banks.

(ii) Foreign currency risk

Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the entity’s functional currency. The risk is measured using cash flow forecasting. The Company's functional and reporting currency is the Canadian dollar and major purchases are transacted in Canadian dollars. As a result, the Company's exposure to foreign currency risk is minimal.

(iii) Price risk

The Company is exposed to price risk with respect to commodity price. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatility. The Company closely monitors commodity prices to determine the appropriate course of action to be taken.

Spider Resources Inc.
Management Discussion & Analysis	Year Ended December 31, 2008

Sensitivity analysis

Sundry receivables which are classified for accounting purposes as loans and receivables, are measured at amortized cost. Accounts payable and accrued liabilities are classified for accounting purposes as other financial liabilities, which are measured at amortized cost.   Due to the short term nature of these instruments, their carrying value approximates fair value.

Fair value represents the amount that would be exchanged in an arm's length transaction between willing parties and is best evidenced by a quoted market price, if one exists.

Commodity price risk could adversely affect the Company. In particular, the Company’s future profitability and viability depends upon the world market price of valuable minerals. Commodity prices have fluctuated significantly in recent years. There is no assurance that, even though commercial quantities of valuable minerals may be produced in the future, a profitable market will exist for them. As of December 31, 2008, the Company was not a producer of valuable minerals. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

DISCLOSURE OF INTERNAL CONTROLS

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the audited financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the audited financial statements, and (ii) the audited financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the audited financial statements.

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (“MI 52-109”), the Company utilizes the Venture Issuer Basic Certificate, which does not include representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in MI 52-109. In particular, the certifying officers filing the Certificate are not making any representations relating to the establishment and maintenance of:

(i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company’s GAAP.

The Company’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Spider Resources Inc.
Management Discussion & Analysis	Year Ended December 31, 2008

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost-effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

The following table sets forth a breakdown of material components of mining interests for the years ended December 31, 2008 and 2007.

Mining interests
	Acquisition costs		Exploration expenditures
	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007
	$	$	$	$

Big Daddy Chromite Deposit (formerly know as Freewest)	34,000	34,000	1,769,913	122,146
Diagnos	39	39	66,919	50,319
McFaulds Lake	nil	nil	5,999,624	5,879,811
Spider #1	1,983,760	1,983,760	7,379,737	7,374,737
Wawa	466,173	466,173	1,133,232	912,438

Totals	2,483,972	2,483,972	16,349,425	14,339,451

The following table sets forth a breakdown of material components of administrative expenses of the Company for the years ended December 31, 2008 and 2007.

Administrative Expenses
	Year Ended
	December 31,	December 31,
	2008	2007
	$	$
Accounting and corporate services	80,372	47,484
Shareholder relations	83,319	141,700
Professional fees	99,732	70,200
Management fees	96,469	104,396
Transfer agent, listing and filing fees	23,493	51,654
General and administration	111,375	13,530
Travel	25,967	6,876
Occupancy costs	13,750	5,760
Interest and bank charges	553	1,014
Advertising and promotion	54,792	7,866

Spider Resources Inc.
Management Discussion & Analysis	Year Ended December 31, 2008

Consulting fees	122,000	108,938
Insurance	21,510	28,620
Capital tax	(14,164)	24,787
Totals	719,168	612,825

Administrative Expenses
	Three Months Ended
	December 31,	December 31,
	2008	2007
	$	$
Accounting and corporate services	15,552	15,983
Shareholder relations	2,970	19,891
Professional fees	60,000	29,810
Management fees	24,012	22,133
Transfer agent, listing and filing fees	1,427	37,896
General and administration	95,135	5,448
Travel	13,819	5,164
Occupancy costs	3,750	1,875
Interest and bank charges	349	321
Advertising and promotion	17,407	4,688
Consulting fees	47,500	26,500
Insurance	7,560	5,940
Capital tax	(14,164)	24,787
Totals	275,317	200,436

DISCLOSURE OF OUTSTANDING SHARE DATA

On April 9, 2009, Spider had 316,211,767 common shares issued and outstanding.

On April 9, 2009, Spider had the following stock options outstanding:

Number of Options	Exercise Price	Expiry Date

5,600,000	$0.15	December 23, 2009
5,385,018	$0.10	February 8, 2011
1,000,000	$0.10	July 25, 2011
10,900,000	$0.10	October 2, 2013

22,885,018

Spider Resources Inc.
Management Discussion & Analysis	Year Ended December 31, 2008

On April 9, 2009, Spider had the following warrants outstanding:

Number of Warrants	Exercise Price	Expiry Date

30,666,666	$0.18	October 11, 2009
3,066,667	$0.09	October 11, 2009
4,700,000	$0.08	November 27, 2010
470,000	$0.08	November 27, 2010
1,200,000	$0.08	December 30, 2010

40,103,333

IFRS IMPLEMENTATION PLAN

The AcSB has confirmed that IFRS will replace current Canadian GAAP for publicly accountable enterprises, effective for fiscal years beginning on or after January 1, 2011. Accordingly, the Company will report interim and annual financial statements (with comparatives) in accordance with IFRS beginning with the quarter ended March 31, 2011.

The Company has commenced the development of an IFRS implementation plan to prepare for this transition, and is currently in the process of analyzing the key areas where changes to current accounting policies may be required. While an analysis will be required for all current accounting policies, the initial key areas of assessment will include:

•	Exploration and development expenditures;
•	Property, plant and equipment (measurement and valuation);
•	Provisions, including asset retirement obligations;
•	Stock-based compensation;
•	Accounting for joint ventures;
•	Accounting for income taxes; and
•	First-time adoption of International Financial Reporting Standards (IFRS 1).

As the analysis of each of the key areas progresses, other elements of the Company’s IFRS implementation plan will also be addressed, including: the implication of changes to accounting policies and processes; financial statement note disclosures on information technology; internal controls; contractual arrangements; and employee training. The table below summarizes the expected timing of activities related to the Company’s transition to IFRS.

Initial analysis of key areas for which changes to accounting policies may be required.	In progress, expected to be complete during Q2 2009
Detailed analysis of all relevant IFRS requirements and identification of areas requiring accounting policy changes or those with accounting policy alternatives.	Throughout 2009
Assessment of first-time adoption (IFRS 1) requirements and alternatives.	Throughout 2009

Spider Resources Inc.
Management Discussion & Analysis	Year Ended December 31, 2008

Final determination of changes to accounting policies and choices to be made with respect to first-time adoption alternatives	Q4 2009 – Q1 2010
Resolution of the accounting policy change implications on information technology, internal controls and contractual arrangements	Q4 2009 – Q2 2010
Management and employee education and training	Throughout the transition process
Quantification of the Financial Statement impact of changes in accounting policies	Throughout 2010

RISKS AND UNCERTAINTIES

An investment in the securities of the Company is highly speculative and involves numerous and significant risks. Such investment should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. Prospective investors should carefully consider the risk factors described below.

Additional Funding Requirements
There is no assurance that sufficient additional financing will be available to the Company on acceptable terms or at all. Failure to obtain such additional financing could result in a delay or the indefinite postponement of the Company’s projects.

Mineral Exploration and Exploitation
Mineral exploration and exploitation involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration and exploitation activities. The Company has relied on and may continue to rely on consultants and others for mineral exploration and exploitation expertise. Substantial expenditures are required to establish mineral reserves and resources through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of some properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining, or to upgrade existing infrastructure. There can be no assurance that the funds required to exploit any mineral reserves and resources discovered by the Company will be obtained on a timely basis or at all. The economics of exploiting mineral reserves and resources discovered by the Company are affected by many factors, many outside the control of the Company, including the cost of operations, variations in the grade of ore mined and metals recovered, price fluctuations in the metal markets, costs of processing equipment, and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. There can be no assurance that the Company’s mineral exploration and exploitation activities will be successful.

Spider Resources Inc.
Management Discussion & Analysis	Year Ended December 31, 2008

Uninsurable Risks
Mineral exploration and exploitation activities involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts, cave-ins, fires, floods, earthquakes and other environmental occurrences and political and social instability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or for other reasons. Should such liabilities arise, they could negatively affect the Company’s profitability and financial position and the value of the common shares of the Company. The Company does not maintain insurance against environmental risks.

Environmental Regulation and Liability
The Company’s activities are subject to laws and regulations controlling not only mineral exploration and exploitation activities themselves but also the possible effects of such activities upon the environment. Environmental legislation may change and make the exploration for mineral resources uneconomic or result in significant environmental or reclamation costs. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mineral exploration activities, such as seepage fuel spills or seepage that could result in environmental pollution. A breach of environmental legislation may result in the imposition of fines and penalties or the suspension or closure of operations. In addition, certain types of operations require the submission of environmental impact statements and approval thereof by government authorities.

Regulations and Permits
The Company’s activities are subject to wide variety of laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters. The Company is required to have a wide variety of permits from governmental and regulatory authorities to carry out its activities. These permits relate to virtually every aspect of the Company’s exploration activities. Changes in these laws and regulations or changes in their enforcement or interpretation could result in changes in legal requirements or in the terms of the Company’s permits that could have a significant adverse impact on the Company’s existing or future operations or projects. Obtaining permits can be a complex, time-consuming process.

There can be no assurance that the Company will be able to obtain the necessary permits on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company from continuing or proceeding with existing or future operations or projects. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

Dependence on Key Employees
The Company’s business and operations are dependent on retaining the services of a small number of key employees. The success of the Company is, and will continue to be, to a significant extent, dependent on the expertise and experience of these employees.  The loss of one or more of these employees could have a materially adverse effect on the Company. The Company does not maintain insurance on any of its key employees.

Spider Resources Inc.
Management Discussion & Analysis	Year Ended December 31, 2008

Potential Dilution
The issue of common shares of the Company upon the exercise of the options and warrants will dilute the ownership interest of the Company’s current shareholders. The Company may also issue additional option and warrants or additional common shares from time to time in the future. If it does so, the ownership interest of the Company’s then current shareholders could also be diluted.

Current Global Financial Conditions
Current global financial conditions have been characterized by increased volatility, and several financial institutions have either gone into bankruptcy or have been rescued by governmental authorities. Access to public financing has been made difficult by both the rapid decline in value of sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market. These factors may affect the ability of the Company to obtain equity or debt financing in the future on terms favourable to the Company or at all. In addition, general economic indicators, including employment levels, corporate earnings, economic growth and consumer confidence, have deteriorated. Any or all of these economic factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If such increased levels of volatility and market turmoil continue, the Company’s operations could be hurt and the trading price of its common shares  may be adversely affected.

Securities of mining and mineral exploration companies, including the common shares of the Company, have experienced substantial volatility in the past, and especially during the fourth quarter of 2008 and early 2009, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in Canada and globally, and market perceptions of the attractiveness of particular industries. The price of the securities of the Company is also significantly affected by short-term changes in commodity prices, base and precious metal prices or other mineral prices, currency exchange fluctuation and the political environment in the countries in which the Company does business.

Part II(2)(g)

SPIDER RESOURCES INC.
50 Richmond Street East, Suite 101
Toronto, Ontario M5C 1N7

MANAGEMENT INFORMATION CIRCULAR
containing information as at April 19, 2010 unless otherwise noted.

SOLICITATION OF PROXIES

Solicitation of Proxies by Management

This Management Information Circular (“Circular”) dated April 19, 2010 is furnished in connection with the solicitation of proxies by the management (“Management”) of Spider Resources Inc. (the “Company”) for use at the Annual and Special Meeting of the shareholders of the Company to be held on Wednesday, May 19, 2010 (the “Meeting”), at the time and place and for the purposes set forth in the accompanying Notice of Meeting (“Notice of Meeting”) and any adjournment thereof.

Costs and Manner of Solicitation

The enclosed Instrument of Proxy is solicited by Management. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone, facsimile or electronically by the directors and regular employees of the Company or other proxy solicitation services on standard commercial terms, the costs of which are expected to be between $25,000 and $50,000. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of common shares (the “Common Shares”) of the Company. All costs of solicitation will be borne by the Company. The Company has been informed by Gregory Roberts that he intends to nominate himself for reelection as a Director of the Company and that he intends to oppose the Share Consolidation Resolution (as defined hereinafter).

APPOINTMENT AND REVOCATION OF PROXIES

Appointment of Proxy

A shareholder entitled to vote at the Meeting may, by means of a properly executed and deposited proxy, appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders of the Company, to attend and act at the Meeting for the shareholder and on the shareholder’s behalf.

The persons named as proxy holders in the accompanying form of Proxy, namely Neil Novak, Earl Coleman and Norman Brewster, were designated by Management (the “Management Designees”). A SHAREHOLDER HAS THE RIGHT TO APPOINT SOME OTHER PERSON OR COMPANY (who need not be a shareholder) to represent him or her at the Meeting. Such right may be exercised by inserting such person’s or company’s name in the blank space provided in the form of Proxy and striking out the names of the Management Designees or by completing another form of Proxy. In such event, the shareholder should notify the nominee of the appointment, obtain the nominee’s consent to act as proxy and provide instructions on how the shareholder’s shares are to be voted. The nominee should bring personal identification to the meeting.

A proxy will not be valid unless the completed, dated and signed form of Proxy is deposited, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, with Equity Transfer & Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario M5H 4H1, or by fax at (416) 361- 0470, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or adjournment thereof.

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Revocation of Proxy

A shareholder who has given a proxy has the power to revoke it at any time before it is exercised, by an instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, 50 Richmond Street East, Suite 101, Toronto, Ontario, M5C 1N7, at any time up to and including the last business day preceding the day of the Meeting (or if adjourned, any reconvening thereof), or to the chairman of the Meeting on the day of the Meeting, or in any other manner permitted by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

In addition, a proxy may be revoked by a shareholder executing another form of Proxy bearing a later date and depositing the same at the offices of Equity Transfer & Trust Company within the time period and in the manner set out under the heading “Appointment of Proxy” above or by the shareholder personally attending at the Meeting, withdrawing its proxy and voting its shares.

General

Shares represented by properly executed proxies in favour of the Management Designees will be voted for the matters to be transacted at the Meeting (as stated herein and in the Notice of Meeting) or withheld from voting or voted against, if so indicated on the form of Proxy.

If the instructions contained in a form of Proxy are certain, the shares represented by the proxy shall be voted on any ballot and, where a choice is specified, in accordance with the specification so made. If no choice is indicated with respect to any matter referred to herein, the Proxy will be voted FOR such matter.

The enclosed form of Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations to matters referred to herein and with respect to other matters which may properly come before the Meeting. In the event amendments or variations to matters referred to herein are properly brought before the Meeting, or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of Proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Circular, Management knows of no such amendment, variation or other matter which may be presented at the Meeting.

Unless otherwise directed, it is Management’s intention to vote proxies in favour of the resolutions set forth herein. All ordinary resolutions require, for the passing of the same, a simple majority of the votes cast at the Meeting by the holders of Common Shares present in person or represented by proxy at the Meeting. All special resolutions require, for the passing of the same, at least two-thirds of the votes cast by the holders of Common Shares present in person or represented by proxy at the Meeting. All approvals by “disinterested shareholder vote” require the approval of the shareholders not affected by, or interested in, the matter to be approved, by way of a simple majority of the votes cast at the Meeting by disinterested shareholders.

ADVICE TO BENEFICIAL SHAREHOLDERS

Only registered holders of Common Shares, or the persons they validly appoint as their proxies, are permitted to vote at the Meeting. However, in many cases, Common Shares beneficially owned by a person (a “Non-Registered Holder”) are registered either: (i) in the name of an intermediary (an “Intermediary”) (including banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans) that the Non-Registered Holder deals with in respect of the shares, or (ii) in the name of a clearing agency (such as the Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of the Canadian Securities Administrators, the Company will have distributed copies of the Notice of Meeting, this Circular, and the enclosed form of Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived his or her right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

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1.
be given a form of Proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the Non- Registered Holder, but which is otherwise incomplete. This form of Proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the form of Proxy and deposit it with Equity Transfer & Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario M5H 4H1, or by fax at (416) 361-0470, with respect to the Common Shares beneficially owned by such Non-Registered Holder, in accordance with the instructions provided by the Intermediary, OR

2.
more typically, be given a voting registration form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute authority and instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar code or other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit the Non-Registered Holder to direct the voting of the shares it beneficially owns. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should contact the Intermediary for instructions as to how to proceed.

All references to shareholders in this Circular and the accompanying form of Proxy and Notice of Meeting  are to registered shareholders of the Company unless specifically stated otherwise.

RECORD DATE AND RIGHT TO VOTE

The record date for the determination of shareholders entitled to receive notice of the Meeting has been fixed at the close of business on April 19, 2010 (the “Record Date”).

Every shareholder of record at the Record Date who either personally attends the Meeting or who has submitted a properly executed and deposited form of Proxy in the manner and subject to the provisions described in  "Appointment of Proxy” above, and which has not been revoked, shall be entitled to vote or to have its shares voted at the Meeting or any adjournment thereof.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of Preference Shares. As at the date hereof, the Company has issued and outstanding 471,694,432 Common Shares without nominal or par value and no Preference Shares are issued and outstanding. The holders of Common Shares are  entitled to vote at all meetings of shareholders except meetings which only holders of a specified class of shares are entitled to vote.

The Common Shares are the only shares entitled to be voted at the Meeting, and holders of Common Shares are entitled to one vote for each Common Share held.

The presence in person or by proxy of not less than two (2) shareholders of the Company is necessary to constitute a quorum of shareholders at the Meeting.

To the knowledge of the directors and executive officers of the Company, as at the date hereof, there is no person or corporation who beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company, except the following:

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Name	Number of Common Shares Owned or Controlled	Percentage of Outstanding Common Shares of the Company
Joe Dwek Management Consultants Inc. (“JDM”) (1)	62,633,995	13.27%

Notes:

(1) JDM has indirect control and direction over an aggregate of 62,633,995 Spider Common Shares held by the following entities: Joe Dwek
Management Consultants 2007 Inc. (37,499,997 Common Shares), MineralFields 2009 Super Flow-Through LP (8,333,332 Common Shares),
MineralFields 2009-VII Super Flow-Through LP (15,000,000 Common Shares), MineralFields Quebec 2009 Super Flow-Through LP (1,800,666
Common Shares).

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Compensation Committee, which is currently composed of Messrs. Brewster, Hamelin and Roberts, meet regularly and review and make recommendations to the board of directors of the Company (the “Board”) with respect to the compensation of the executive officers of the Company. This committee also recommends candidates for election to the Board, including the Chief Executive Officer.

Directors who are also members of management absent themselves from a meeting, or portion of a meeting, of the Board where such individual’s compensation is discussed and refrain from voting in respect of the approval of such compensation.

Objectives of Compensation Program

The Company’s principal goal is to create value for its shareholders. The Company believes that the compensation policies and practices of the Company should reflect the interests of its shareholders in achieving this goal.

The Company’s compensation philosophy is based upon the following principal objectives: (i) aligning the interests of the Chief Executive Officer and the other officers of the Company with the interests of the Company and its shareholders; (ii) linking executive compensation to the performance of the Company and each particular officer of  the Company; and (iii) attracting, motivating and retaining individuals with exceptional executive, technical, financial and other relevant skills.

The Compensation Committee reviews compensation as a whole, taking into account salary, bonuses, stock options and any other form of compensation.

Annual Salaries and Performance Bonuses

To ensure that the Company attracts and retains qualified and experienced executives, the Compensation Committee annually reviews and, if appropriate, adjusts the base salaries of its senior executives.

The performance criteria considered in determining performance bonus awards vary in accordance with the position and responsibilities of the executive of the Company. While not solely based on any one item, key considerations in determining performance bonuses for executives of the Company include the operating performance of the  Company, the guidance and strategic vision for growth and business goals of the Company, the performance of the Company’s Common Shares and other organizational indicators, as well as individual achievements that demonstrate a contribution by the executive to the Company. The Compensation Committee also considers industry peer compensation in assisting it to arrive at its recommendations.

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Compensation of Executive Officers

For the financial year ended December 31, 2009, the Company had two (2) Executive Officers who are also directors. “Executive Officer” means an individual who is the chair or vice-chair of the board of directors, president or any vice-president in charge of a principal business unit, division or function including sales, finance or production, and an officer of the Company or its subsidiary who performs a policy making function in respect of the Company or any other individual who performs a policy-making function in respect of the Company. The aggregate cash compensation (including salaries, fees, directors’ fees, commissions, bonuses paid for services rendered during the most recently completed fiscal year, bonuses paid for services rendered in a previous year, and any compensation) paid to the Executive Officers (or companies controlled by the Executive Officers), in the capacity as an Executive Officer, for the most recently completed financial year, was $265,200.

Summary of Compensation

Neil Novak, P. Geo, the Company’s chief executive officer (“CEO”), Carmelo Marrelli, the Company’s Chief Financial Officer (“CFO”), and Richard Hamelin, the Company’s Vice President Finance, are the “Named Executive Officers” (or “NEOs”) for the Company. A “Named Executive Officer” means the following individuals: the CEO, CFO and the three most highly compensated Executive Officers, other than the CEO and CFO, whose total salary and bonus exceeded $150,000 and who were serving as Executive Officers at the end of the most recently completed financial year and any such individuals who would be a NEO but for the fact that the individual was neither an Executive Officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year. The following table sets forth all annual and long-term compensation paid by the Company and its subsidiaries for the Named Executive Officers.

					Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary ($)	Share-Based Awar ds(1)	Option-Based Awards (#/$)	Annual Incentive Plans	Long-Term Incentive Plans (1)	Pension Value (1)	All Other Compensation	Total Compensation
Neil Novak Director, President and CEO	2009	Nil	Nil	1,000,000/ $31,000(4) 1,000,000/ $46,000(5)	Nil	N/A	N/A	$153,600(2)	$230,600
	2008	Nil	Nil	2,000,000/ $84,000(6)	Nil	N/A	N/A	$96,000(2)	$180,000
Richard Hamelin Director, Vice President Finance	2009	Nil	Nil	750,000/ $23,250(4) 600,000/ $27,600(5)	Nil	N/A	N/A	$111,600(7)	$162,450
	2008	Nil	Nil	1,500,000/ $63,000(6)	Nil	N/A	N/A	60,000(7)	$123,000
Carmelo Marrelli Chief Financial Officer	2009	Nil	Nil	250,000/ $7,750(4) 200,000/ $9,200(5)	Nil	N/A	N/A	$30,000(3)	$46,950
	2008	Nil	Nil	500,000/ $21,000(6)	Nil	N/A	N/A	$20,000(3)	$41,000

Notes:
(1)	The Company does not have share-based, long-term incentive or pension plans.

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(2)
During the year ended December 31, 2008, fees in the aggregate of $96,000 were paid to Nominex Ltd., a company controlled by the President, CEO and a family member for geological services provided to the Company. During the year ended December 31, 2009, fees in the aggregate of $96,000 were paid to Nominex Ltd., a company controlled by the President, CEO and a family member for geological and management services provided to the Company. As at December 31, 2009, Nominex was owed $8,400 for geological and management services provided and this amount was included in accounts payable and accrued liabilities. The Company paid bonus of $57,600 to Neil Novak for services rendered during the year ended December 31, 2009. No bonuses were paid to officers of the Company during the year ended December 31, 2008.

(3)
The Company appointed Carmelo Marrelli as Chief Financial Officer on June 1, 2008 and paid him consultation fees of $20,000 for services rendered. The Chief Financial Officer is a partner in a firm providing accounting services to the Company. During the year ended December 31, 2008, the Company expensed $70,442 for services rendered by this firm. As at December 31, 2008, this firm was owed $2,680 and this amount was included in accounts payable and accrued liabilities. During the year ended December 31, 2009, the Company expensed $43,608 for services rendered by this firm. As at December 31, 2009, this firm was owed $15,860 and this amount was included in accounts payable and accrued liabilities. During the year ended December 31, 2009, the Company paid Carmelo Marrelli consultation fees of $30,000 for services rendered as the Company’s CFO.

(4)
On April 21, 2009, the Company granted an aggregate of 7,100,000 incentive stock options to directors, officers and consultants of the Company exercisable over a five year period at a price of $0.10 per share. The fair value of these incentive stock options at the date of the grant was estimated using the Black-Scholes valuation model with the following assumptions: a five year expected term; 127% volatility; risk-free interest rate of 1.87% per annum; and a dividend rate of 0%. The fair value assigned to these incentive stock options was $220,100.

(5)
On December 21, 2009, the Company granted an aggregate of 4,500,000 incentive stock options to directors and officers of the Company exercisable over a five-year period at a price of $0.10 per share. The fair value of these incentive stock options at the date of the grant was estimated using the Black-Scholes valuation model with the following assumptions: a five year expected term; 167% volatility; risk-free interest rate of 2.57% per annum; and a dividend rate of 0%. The fair value assigned to these incentive stock options was $207,000.

(6)
On October 2, 2008, the Company granted an aggregate of 10,900,000 incentive stock options to various directors, officers and consultants of the Company at an exercise price of $0.10 per share for a five-year period. The fair value of these incentive stock options at the date of the grant was estimated using the Black-Scholes valuation model with the following assumptions: dividend yield 0%; expected volatility of 136%; risk-free interest rate of 3.02%; and an expected term of five years. The fair value assigned to these incentive stock options was $457,800.

(7)
During the year ended December 31, 2009, fees in the aggregate of $72,000 were paid to Richard Hamelin for management services provided to the Company in his role as Vice President Finance. During the year ended December 31, 2008, fees in the aggregate of $60,000 were paid to Richard Hamelin for management services provided to the Company in his role as Vice President Finance. The Company paid bonus of $39,600 to Richard Hamelin for services rendered during the year ended December 31, 2009. No bonuses were paid to officers of the Company during the year ended December 31, 2008.

Outstanding Option-Based Awards – Named Executive Officers

The following table sets out information concerning all awards outstanding at the end of the most recently completed financial year. This includes unexercised options held by the Named Executive Officers during 2009 and the value of unexercised options held by the Named Executive Officers as at December 31, 2009. The closing price of the Common Shares on the TSX Venture Exchange on December 31, 2009 was $0.055. The Company does not have a share-based plan.

Name	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-the-Money Options
Neil Novak Director, President and CEO	1,500,000	$0.10	February 8, 2011	Nil
	2,000,000	$0.10	October 2, 2013	Nil
	1,000,000	$0.10	December 21, 2014	Nil
	1,000,000	$0.10	April 21, 2014	Nil
	Total: 5,500,000
Richard Hamelin Director, Vice President Finance	1,500,000	$0.10	February 8, 2011	Nil
	1,500,000	$0.10	October 2, 2013	Nil
	600,000	$0.10	December 21, 2014	Nil
	750,000	$0.10	April 21, 2014	Nil
	Total: 4,350,000
Carmelo Marrelli CFO	500,000	$0.10	October 2, 2013	Nil
	200,000	$0.10	December 21, 2014	Nil

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250,000	$0.10	April 21, 2014	Nil
Total: 950,000

 Incentive Plan Awards – Value Vested or Earned During the Most Recently Completed Financial Year

The following table provides information regarding value vested or earned through incentive plan awards by the Named Executive Officers during the year ended December 31, 2009. All options held by the Named Executive Officers as at December 31, 2009 vested on the dates of their respective grant. The closing price of the Common Shares on the TSX Venture Exchange on the vesting date of the options granted on April 21, 2009 was $0.04. The closing price of the Common Shares on the TSX Venture Exchange on the vesting date of the options granted on December 21, 2009 was $0.05.

Name	Option-Based Awards – Value Vested During the Year ($)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Neil Novak Director, President and CEO	Nil	N/A	Nil
Richard Hamelin Director, Vice President Finance	Nil	N/A	Nil
Carmelo Marrelli CFO	Nil	N/A	Nil

Termination and Change of Control Benefits

Neil Novak

On November 1, 2007, the Company entered into an independent contractor agreement with Nominex Ltd. (the “Contractor”) and Neil Novak (the “Independent Contractor Agreement”) in which the Company engages the Contractor as an independent contractor and Mr. Novak agrees to and the Contractor agrees to cause Mr. Novak to occupy the position of President and Chief Executive Officer of the Company. The Contractor will provide these services as an independent contractor, and nothing in the Independent Contractor Agreement shall be construed to create a relationship of employee and employer between the Company and either the Contractor or Mr. Novak. The Independent Contractor Agreement sets out the terms and conditions in the event that there is a change of control or  in other circumstances where the Contractor is terminated without cause. The Company may terminate the Independent Contractor Agreement and the Contractor’s retainer for any reason at any time by giving a notice of termination. The Contractor may terminate the Independent Contractor Agreement and its retainer for any reason at any time by giving notice of termination to the Company.

If at any time other than within six months after a Change of Control (as defined below), the Company terminates the Independent Contractor Agreement and the Contractor’s retainer thereunder without cause, or the Contractor terminates the Independent Contractor Agreement and its retainer with the Company for good reason, in addition to any other amounts that may be payable to the Contractor under the Independent Contractor Agreement up to the date of termination, the Company shall pay to the Contractor an amount equal to the fees that would have been payable to the Contractor had the retainer with the Company continued for a period of 24 months from the date of termination (with fees being an amount equal to the monthly instalments of the fees which would otherwise have been payable to the Contractor).

If within six months after a Change of Control, the Company gives notice of termination without cause, or if within six months after a Change of Control, the Contractor gives notice of termination for good reason, or if not earlier than ninety (90) days after, but not more than one hundred and five (105) days after a Change of Control the Contractor gives notice of termination for any reason whatsoever, in addition to any amounts that may be payable to the Contractor under the Independent Contractor Agreement in respect of its retainer with the Company up to the date of

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termination, the Company shall pay to the Contractor an amount equal to the fees that would have been payable to it had its retainer with the Company continued for a period of 24 months from the date of termination.

In the event that a Change of Control of the Company occurs, all stock options granted to Mr. Novak under the stock option plan and any predecessor thereto shall immediately be vested and exercisable.

The Independent Contractor Agreement defines Change of Control as:

(i) any change in the direct or indirect ownership of, or control or direction over voting securities of the Company as a result of which a person, or a group of persons acting jointly or in concert (other than with the Contractor or Mr. Novak) within the meaning of the Securities Act (Ontario), is in a position to exercise effective control over the Company, which shall include them owning, directly or indirectly in any manner whatsoever more than 30% of the issued and outstanding voting shares in the capital stock of the Company (calculated on a non-diluted basis) or any rights to immediately acquire such shares directly or indirectly in any manner whatsoever at such time of determination or within one (1) year thereof;

(ii) any change in the direct or indirect ownership of, or control or direction over, assets of the Company as a result of which a person, or group of persons acting jointly or in concert (other than with the Contractor or Mr. Novak) within the meaning of the Securities Act (Ontario), acquires or is in a position to exercise effective control or direction over more than 50% of the assets (measured by fair market value) of the Company or in an effective position to elect a majority of the Board.

Richard Hamelin

On January 1, 2009, the Company entered into an employment agreement with Richard Hamelin (the “Executive”) (the “Employment Agreement”) pursuant to which the Company has agreed to engage the Executive and Mr. Hamelin has agreed to accept employment with the Company as Vice President Finance of the Company. The Employment Agreement sets out the terms and conditions in the event that there is a Change of Control (as defined below) or in other circumstances where the Executive is terminated without cause. The Company may terminate the Employment Agreement and the Executive’s employment for any reason at any time by giving a notice of termination. The Executive may terminate the Employment Agreement and his employment for any reason at any time by giving notice of termination to the Company.

If (a) within six months after a Change of Control, the Company gives notice of termination for any reason other than disability or cause, (b) within six months after a Change of Control, the Executive terminates the Employment Agreement and his employment with the Company for good reason, or (c) not earlier than ninety (90) days after, but not more than one hundred and five (105) days after a Change of Control the Executive gives notice of termination for any reason whatsoever, in addition to any other amounts that may be payable to the Executive under the Employment Agreement up to the date of termination, the Company shall (i) pay to the Executive an amount equal to the salary that would have been payable to the Executive had the employment with the Company continued for a period of 24 months from the date of termination and the Executive’s bonus for the year in which his employment has been terminated (calculated and payable in accordance with the terms of the Employment Agreement) and (ii) maintain the Executive’s benefits under the Employment Agreement for a period of 24 months from the date of the termination.

In the event that a Change of Control of the Company occurs, all stock options granted to Mr. Hamelin under the stock option plan and any predecessor thereto shall immediately be vested and exercisable.

The Employment Agreement defines Change of Control as:

(i) any change in the direct or indirect ownership of, or control or direction over voting securities of the Company as a result of which a person, or a group of persons acting jointly or in concert (other than with the Executive) within the meaning of the Securities Act (Ontario), is in a position to exercise effective control over the Company, which shall include them owning, directly or indirectly in any manner whatsoever more than 30% of the issued and outstanding voting shares in the capital stock of the Company (calculated on a non-diluted basis) or any rights to immediately acquire such shares directly or indirectly in any manner whatsoever at such time of determination or within one (1) year thereof;

8

(ii) any change in the direct or indirect ownership of, or control or direction over, assets of the Company as a result of which a person, or group of persons acting jointly or in concert (other than with the Executive) within the meaning of the Securities Act (Ontario), acquires or is in a position to exercise effective control or direction over more than 50% of the assets (measured by fair market value) of the Company or in an effective position to elect a majority of the Board.

Stock Option Plan

The Company has no pension plan and no standard or other arrangement for compensation to the other directors and officers of the Company except the granting of stock options.

The Company maintains an employee stock option plan (“Plan”) under which the Board, or a committee appointed for such purpose, may from time to time grant to employees, officers, directors of, or consultants to, the Company, options to acquire Common Shares in such numbers, for such terms, and at such exercise prices, as may be determined by the Board or such committee. The Plan provides that the maximum number of common shares in the capital of the Company that may be reserved for issuance for all purposes under the Plan shall be equal to 10% of the total issued and outstanding Common Shares and that the maximum number of Common Shares which may be reserved for issuance to any one optionee pursuant to share options may not exceed 5% of the Common Shares outstanding at the time of grant. The options are valid for a maximum of five years from the date of issue. Vesting of options shall occur over a period of not less than eighteen months and shall be released from time to time as determined by the Board in accordance with applicable stock exchange or other regulatory requirements. The exercise price of options equals the closing price of the Company’s stock on the last trading day prior to the date of grant and the minimum exercise price is $0.10 per share.

As at the Company’s most recent financial year ended December 31, 2009, there were options to purchase 30,885,018 shares which had been granted and were outstanding under the Plan which are exercisable at $0.10 per share.

The Company made certain amendments to the Plan as requested by the TSX Venture Exchange. Specifically, references to “Canadian Venture Exchange Inc.” and “Toronto Stock Exchange” have been substituted for “TSX Venture Exchange” in the following sections of the Plan: (i) definition of the term “Business Day” in Section 2.1; (ii) definition of the term “Exchange” in Section 2.1; and (iii) Section 5.8. Such amendments are housekeeping in nature and, therefore, do not require approval of the shareholders or the TSX Venture Exchange.

Subject to applicable regulatory and TSX Venture Exchange requirements, the Company is seeking approval by the shareholders to amend the Plan by substituting Section 7.3 for the following: “7.3 Vesting of all Options shall be determined by the Board in accordance with applicable Exchange or regulatory requirements.”

A copy of the Plan (as amended) is attached as Schedule “C” to this Circular (the “Amended Stock Option Plan”).

Compensation of Directors

Other than being paid an annual retainer of $5,000 (plus, in the case of the chair of the Audit Committee, an additional $2,000 annual retainer and in the case of all other committee chairs, an additional $1,000 annual retainer) and $500 per board or committee meeting attended and being entitled to participate in the Plan, the Directors have no standard compensation arrangements, or any other arrangements, with the Company. The amount earned by Directors of the Company for their services as directors, including salaries, director’s fees, commissions, bonuses paid for services rendered during the most recently completed financial year, bonuses paid during the most recently completed financial year for services rendered in a previous year, and any compensation (other than any amounts payable for committee participation or special assignments from the Company and its subsidiaries) was $79,600.

Executive Officers of the Company who also act as Directors of the Company do not receive any additional compensation for services rendered in such capacity, other than as paid by the Company to such Executive Officers in their capacity as Executive Officers. See “Compensation of Executive Officers” above.

The Directors had no arrangements with the Company where they were compensated for services as consultants or experts by the Company or its subsidiaries during the financial year ended December 31, 2009 except as herein disclosed(1).

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The following table provides details with respect to compensation paid to, or earned by the Directors of the Company who were not Named Executive Officers as at December 31, 2009:

Name	Fees Earned	Share-Based Awards	Option-Based Awards (#/$)	Non-Equity Incentive Plan Compensation	Pension Value	All Other Compensation	Total
Norman E. Brewster	$12,500	N/A	750,000/ $23,250(2) 400,000/ $18,400(3)	Nil	N/A	Nil	$54,150
Bryan H. Wilson	$8,500	N/A	750,000/ $23,250(2) 400,000/ $18,400(3)	Nil	N/A	Nil	$50,150
Earl S. Coleman	$13,500	N/A	750,000/ $23,250(2) 400,000/ $18,400(3)	Nil	N/A	Nil	$55,150
James Franklin	$10,000	N/A	750,000/ $23,250(2) 400,000/ $18,400(3)	Nil	N/A	$23,600(4)	$75,250
Gregory Roberts	$11,500	N/A	750,000/ $23,250(2) 400,000/ $18,400(3)	Nil	N/A	Nil	$53,150

Notes:

(1)
Neil Novak is a Director of the Company who is also a NEO. The relevant disclosure of his compensation for services rendered in his capacity as a NEO has been provided under “Statement of Executive Compensation - Summary of Compensation” above. Neil Novak does not receive any additional compensation for services rendered in his capacity as a Director of the Company. Richard Hamelin is a Director of the Company who is also a NEO. The relevant disclosure of his compensation for services rendered in his capacity as a NEO has been provided under “Statement of Executive Compensation - Summary of Compensation” above. Richard Hamelin does not receive any additional compensation for services rendered in his capacity as a Director of the Company.

(2)
On April 21, 2009, the Company granted an aggregate of 7,100,000 incentive stock options to directors, officers and consultants of the Company exercisable over a five year period at a price of $0.10 per share. The fair value of these incentive stock options at the date of the grant was estimated using the Black-Scholes valuation model with the following assumptions: a five year expected term; 127% volatility; risk-free interest rate of 1.87% per annum; and a dividend rate of 0%. The fair value assigned to these incentive stock options was $220,100.

(3)
On December 21, 2009, the Company granted an aggregate of 4,500,000 incentive stock options to directors and officers of the Company exercisable over a five-year period at a price of $0.10 per share. The fair value of these incentive stock options at the date of the grant was estimated using the Black-Scholes valuation model with the following assumptions: a five year expected term; 167% volatility; risk-free interest rate of 2.57% per annum; and a dividend rate of 0%. The fair value assigned to these incentive stock options was $207,000.

(4)
During the year ended December 31, 2009, the Company paid consulting fees of $23,600 (December 31, 2008 - $22,016) to Franklin Geosciences Ltd., a company beneficially owned by James Franklin. As at December 31, 2009, Franklin Geosciences Ltd. was owed $24,780 (December 31, 2008 - $nil) in outstanding consulting fees and unreimbursed expenses. This amount was included in accounts payable and accrued liabilities.

Outstanding Option-Based Awards - Directors

The following table sets out information concerning all awards outstanding at the end of the most recently completed financial year. This includes unexercised options held by the Directors during 2009 and the value of

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unexercised options held by the Directors who were not Named Executive Officers as at December 31, 2009. The closing price of the Common Shares on the TSX Venture Exchange on December 31, 2009 was $0.055. The Company does not have a share-based plan.

Name	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-the-Money Options
Norman E. Brewster	185,018	$0.10	February 8, 2011	Nil
	1,000,000	$0.10	October 2, 2013	Nil
	400,000	$0.10	December 21, 2014	Nil
	750,000	$0.10	April 21, 2014	Nil
	Total: 2,335,018
Bryan H. Wilson	500,000	$0.10	February 8, 2011	Nil
	1,500,000	$0.10	October 2, 2013	Nil
	400,000	$0.10	December 21, 2014	Nil
	750,000	$0.10	April 21, 2014	Nil
	Total: 3,150,000
Earl S. Coleman	1,000,000	$0.10	February 8, 2011	Nil
	1,000,000	$0.10	October 2, 2013	Nil
	400,000	$0.10	December 21, 2014	Nil
	750,000	$0.10	April 21, 2014	Nil
	Total: 3,150,000
James Franklin	500,000	$0.10	July 25, 2011	Nil
	1,000,000	$0.10	October 2, 2013	Nil
	400,000	$0.10	December 21, 2014	Nil
	750,000	$0.10	April 21, 2014	Nil
	Total: 2,650,000
Gregory Roberts	500,000	$0.10	July 25, 2011	Nil
	1,000,000	$0.10	October 2, 2013	Nil
	400,000	$0.10	December 21, 2014	Nil
	750,000	$0.10	April 21, 2014	Nil
	Total: 2,650,000

Incentive Plan Awards – Value Vested or Earned During the Most Recently Completed Financial Year

The following table provides information regarding value vested or earned through incentive plan awards by Directors of the Company who were not Named Executive Officer’s during the year ended December 31, 2009.

Name	Option-Based Awards – Value Vested During the Year ($) (1)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Norman E. Brewster	NIL	N/A	NIL
Bryan H. Wilson	NIL	N/A	NIL

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Earl S. Coleman	NIL	N/A	NIL
James Franklin	NIL	N/A	NIL
Gregory Roberts	NIL	N/A	NIL

Notes:

(1) All options held by directors as at December 31, 2009 vested on the dates of their respective grant. The closing price of the Common Shares on the TSX Venture Exchange on the vesting date of the options granted on April 21, 2009 was $0.04. The closing price of the Common Shares on the TSX Venture Exchange on the vesting date of the options granted on December 21, 2009 was $0.05.

Other Compensation

Other than as set forth herein, the Company did not pay any other compensation to the Executive Officers or Directors (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full time employees) during the financial year ended December 31, 2009.

EQUITY COMPENSATION PLANS

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	30,885,018	$0.10	16,284,425
Total:	30,885,018	$0.10	16,284,425

The only compensation plan under which equity securities of the Company are authorized for issuance is the Plan, details of which are set forth in this Circular under the heading “Statement of Executive Compensation - Stock Option Plan” and which has been approved by shareholders of the Company.

MANAGEMENT CONTRACTS

Other than disclosed above, under the heading “Summary of Compensation”, no other persons manage the Company.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

During the financial year ended December 31, 2009 and as at April 19, 2010, no Director, Executive Officer, officer, proposed management nominee for election as a director of the Company, nor any of their respective associates or affiliates, is, or has been at any time since the beginning of the last completed financial year, indebted to the Company or any subsidiary, whether in connection with a purchase of securities or otherwise, nor has any such person been indebted to any other entity where such indebtedness is a subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Company.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

The Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a Director or Executive Officer of the Company at any time since the

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beginning of the last financial year of the Company, or any proposed nominee for election as a Director of the Company, or any known associate or affiliates of such persons in any matter to be acted upon at the Meeting, other than the election of Directors or the appointment of auditors, or as otherwise disclosed herein.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Circular, the Company is not aware of any material interest, direct or indirect, of any informed person of the Company in any transaction since the commencement of the Company’s last financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. An “Informed Person” means a director or executive officer of a reporting issuer or of a person or company that is itself an informed person or subsidiary of a reporting issuer, any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution, and a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities. Nor is the Company aware of any material interest, direct or indirect, of any proposed director of the company, any associate or affiliate of any informed person or proposed director, or of any person who beneficially owns or controls, directly or indirectly, more than 10% of the issued and outstanding Common Shares of the Company, in any transaction since the commencement of the Company’s last financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

THE AUDIT COMMITTEE

Charter

The charter (“Charter”) of the Company’s Audit Committee is reproduced as Schedule “A”.

Composition of the Audit Committee

The Audit Committee is currently comprised of Messrs. Gregory Roberts, Earl Coleman, and Norman Brewster. Each member of the Audit Committee is “independent” and “financially literate” (as such terms are defined in National Instrument 52-110 Audit Committees (“NI 52-110”)).

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year have any recommendations by the Audit Committee respecting the appointment and/or compensation of the Company’s external auditors not been adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on any exemption described in section 2.4 (De Minimis Non-audit Services) or Part 8 under NI 52-110.

Pre-Approval Policies and Procedures

All non-audit services to be provided to the Company by the Company’s external auditor shall be pre-approved by the Audit Committee in accordance with the Audit Committee Charter.

External Auditor Service Fees (By Category)

Audit Fees – The Company’s external auditors billed the Company approximately $45,000 and $47,000 during the financial years ended December 31, 2008 and 2009, respectively, for audit fees.

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Audit-Related Fees – During the financial years ended December 31, 2008 and 2009, the Company’s external auditors did not bill the Company anything for assurance and related services that are reasonably related to the performance of the audits or reviewing the Company’s financial statements and are not included under “Audit Fees” set out above.

Tax Fees – The Company’s external auditors billed the Company approximately $2,500 and $2,500 during the financial years ended December 31, 2008 and 2009, respectively, for services related to tax compliance, tax advice and tax planning.

All Other Fees – The Company’s external auditors billed the Company approximately $720 and $940 during the financial years ended December 31, 2008 and 2009, respectively, for services other than those reported above. The Company is relying upon the exemption in section 6.1 of the National Instrument 52-110.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Under NI 58-101, the Company is required to disclose certain information relating to its corporate governance practices. This information is set out in Schedule “B” to this Circular.

The Board reviews, evaluates and modifies its governance program to ensure it is of the highest standard. The Board  is satisfied that the Company’s governance practices are consistent with legal and stock exchange requirements.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the board of directors of the Company, the only matters to be brought before the Meeting are those matters set forth in the accompanying Notice of Meeting.

Fix Number of Directors to be Elected at the Meeting

Shareholders of the Company will be asked to consider and, if thought appropriate, to approve an ordinary resolution fixing the number of directors to be elected at the Meeting. At the Meeting, it will be proposed that seven (7) directors be elected to hold office until the next annual meeting or until their successors are elected or appointed. Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of the ordinary resolution fixing the number of directors to be elected at the Meeting at seven (7).

Election of Directors

The board of directors presently consists of seven (7) directors and these directors, with the exception of Gregory Roberts, are being nominated for re-election: Neil Novak, Norman Brewster, Bryan Wilson, Earl Coleman, Richard Hamelin and James Franklin. Hubert Marleau is being nominated for election as a director to replace Gregory Roberts.

The term of office of each of the present directors expires at the Meeting. The persons named below will be proposed for election at the Meeting as management’s nominees and unless such authority is withheld, the Management Designees, if named as proxy, intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a Director. Each Director elected will hold office until the next annual meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the by-laws of the Company, or with the provisions of the Canada Business Corporations Act. No class of shareholders of the Company has the right to elect a specified number of Directors or to cumulate their votes for directors.

The following table sets out the names of the nominees for election as Directors, the municipality in which each is ordinarily resident, all offices of the Company now held by each of them, their present principal occupation or employment, the period of time for which each has been a Director of the Company, and the number of Common Shares of the Company or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date of this Circular.

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Name and Municipality of Residence(1)	Present office and Date first appointed as Director	Present Principal Occupation and Current and Previous Directorships(1)	Number of Common Shares Owned, Beneficially Held or Controlled(1)	% of Class Held or Controlled
Norman E. Brewster(2)(3) Norwood, Ontario	Director September 13, 1999	Professional Geologist; Chairman and Vice-President of Iberian Minerals Corp.; Director of Galantas Gold Corporation; Director of Verdex Resources from 1999 until 2007; Director of Goldmarca Resources Ltd from 2004 to 2006; President & CEO and Director of Cadillac Ventures Corp. since October 2007; Director of International Millennium Mining Corp. since January 2005.	46,712	0.01%
Neil Novak Cambridge, Ontario	President, Chief Executive Officer & Director September 13, 1999	Professional Geologist; President of Nominex Ltd. since 1982; VP Exploration of Noront Resources Ltd. from September 2007 until June 2009; Director of Cadillac Ventures Inc. since November 2005.	3,654,230	0.77%
Richard Hamelin(3) Vero Beach, Florida, USA	Vice President Finance and Director January 26, 2000	Mergers and Acquisitions Consultant since November 2002.	0	0%
Bryan H. Wilson(4) Richmond Hill, Ontario	Director September 23, 1999	Director, Exploration Business Development of Centerra Gold Inc. since September 2008; Director of Hunter Bay Resources Inc. from 2006 until 2008; Mining Analyst; Corporate Finance at Thames Capital Corp. from 1999 until 2003; Officer and Director of various junior resource issuers from 2003 until 2008.	213,333	0.04%
Earl S. Coleman(2) (4) Winnipeg, Manitoba	Chairman of the Board and Director September 23, 1999	President, Big Freight Systems	3,150,500	0.67%
James Franklin(4) Nepean, Ontario	Director July 10, 2006	Geological Consultant, Franklin Geosciences Ltd. since 1998; Director of Aura Silver Ltd., and Ur Energy Ltd., Advisory board member, Cornerstone Capital Resources Ltd.	1,366,667	0.29%

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Name and Municipality of Residence(1)	Present office and Date first appointed as Director	Present Principal Occupation and Current and Previous Directorships(1)	Number of Common Shares Owned, Beneficially Held or Controlled(1)	% of Class Held or Controlled
Hubert Marleau (2)(3)(5) Montreal, Quebec	Proposed Director
President and CEO of Palos Capital Corporation since June 1998; Director of Woulfe Mining Corp. since March 2010; Director of FRV Media Inc. since February 2010; Director of Sofame Inc. from February, 2009 until October, 2009; Director of Global Development Resources Inc. from October, 2004 until May, 2009; Director of Freegold Ventures Ltd. from April, 1996 until August, 2009; Director of Artevo Corporation from June, 2007 until October, 2008; Director of Orthosoft Holdings Inc (formerly North Hatley Capital Inc.) from February, 2004 until October, 2007; Director of GC-Global Capital Corp. (formerly Global (GMPC) Holdings Inc. from December, 2005 until May, 2007; Director of Malette Industries Inc (formerly Cowansville Capital Inc.) from December, 2004 until March, 2007; Director of Immunotec Inc. (formerly Magistral Biotech Inc) from January, 2000 until December, 2006; Director of Normabec Mining Resources Ltd. from November, 2004 until August, 2006; Director of X-Ore Resources Inc. (formerly South-Malartic Exploration) from April, 2005 until July, 2006; Director of Plexmar Resources Inc. from May, 2005 until June, 2006; Director of Contact Image Corp/Dewmella Inc. from November, 2004 until February, 2006; Director of A & E Capital Funding Inc (formerly E&E Capital Finding Inc.) from October, 1986 until December, 2005; Director of X-Ore Resources Inc. from April, 2005 until August, 2005; Director of ZoomMed from March, 2005 until August, 2005.
			Nil	0%

Notes:

(1)
The information as to municipality of residence, present principal occupation or employment, current and previous directorships and  number of Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2)
Earl S. Coleman, Norman E. Brewster and Gregory Roberts, as at the date hereof, are the members of the Company’s Audit Committee. The Company does not have an executive committee. If Mr. Marleau is elected as a director of the Company, he will replace Mr. Roberts as a member of the Company’s Audit Committee.

(3)
Norman Brewster, Richard Hamelin and Gregory Roberts, as at the date hereof, are members of the Company’s Compensation Committee. If Mr. Marleau is elected as a director of the Company, he will replace Mr. Roberts as a member of the Company’s Compensation Committee.

(4)	James Franklin, Bryan Wilson and Earl Coleman, as at the date hereof, are members of the Company’s Corporate Governance Committee.

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(5)
Mr. Marleau lives in Montreal, Quebec. His principal occupation is and has been for the past five years as President and CEO of Palos Capital Corporation. In addition, Mr. Marleau has been a director of a number of TSX and TSX-V listed companies. Neither Mr. Marleau nor his associates or affiliates beneficially own, or control or direct, directly or indirectly, 10% or more of the issued and outstanding Common Shares.

Mr. Marleau is not, as at the date of this Circular, and has not been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company that, (i) was subject to an order (as defined in Form 51-102F5 Information Circular under NI 51-102 Continuous Disclosure Obligations) that was issued while Mr. Marleau was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an order that was issued after Mr. Marleau ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while he was acting in the capacity as director, chief executive officer or chief financial officer.

Mr. Marleau is not, as at the date of this Circular, and has not been within 10 years before the date of this Circular, a director or executive officer of any company that, while Mr. Marleau was acting in that capacity, or within a year of him ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. Marleau has not, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of Mr. Marleau.

Except as disclosed herein, Mr. Marleau has not been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority and has not entered into any settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

In August 2003, Mr. Marleau sought registration as a Financial Advisor with the CVMQ, and duly filed an application for said purpose at that time. On November 18, 2003, Mr. Marleau and Gestion Palos Inc. undertook with the CVMQ to cease acting as dealers or advisors until such time as Gestion Palos Inc. was registered with the CVMQ as an advisor. Such registrations were granted by the CVMQ on December 15, 2003.

Mr. Marleau is not being elected under any arrangement or understanding between him and any other person or company.

Appointment of Auditors

The shareholders of the Company will be asked to vote for the appointment of McCarney Greenwood LLP, Chartered Accountants, as auditors of the Company for the ensuing year. Unless such authority is withheld, the Management Designees, if named as proxy, intend to vote the Common Shares represented by any such proxy in favour of a resolution appointing McCarney Greenwood LLP, Chartered Accountants, as auditors for the Company for the ensuing year, to hold office until the close of the next annual meeting of shareholders or until such firm is removed from office or resigns as provided by law. The shareholders will also be asked to approve an ordinary resolution authorizing the Board to fix the compensation of the auditors for the ensuing year. Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of the ordinary resolution authorizing the Board to fix the compensation of the auditors for the ensuing year. McCarney Greenwood LLP, Chartered Accountants, have been the auditors of the Company since January 15, 2004.

Amend Stock Option Plan

As described in the heading “Stock Option Plan” above, the Company has a stock option plan in place. The Plan is a 10% “rolling” stock option plan as described in Policy 4.4 of the TSX Venture Exchange. Under Policy 4.4, the Company is required to obtain the approval of its shareholders for any stock option plan that is a “rolling” plan every year at its annual shareholders’ meeting.

As described in the heading “Stock Option Plan” above, the Company made certain amendments to the Plan as requested by the TSX Venture Exchange. Subject to applicable regulatory and TSX Venture Exchange requirements, the Company is seeking approval by the shareholders to amend the Plan by substituting Section 7.3 for the following: “7.3 Vesting of all Options shall be determined by the Board in accordance with applicable Exchange or regulatory requirements.”

Accordingly, the shareholders of the Company will be asked to consider and, if thought appropriate, pass the following resolution, approving and ratifying the Amended Stock Option Plan:

“BE IT RESOLVED, as an ordinary resolution of the shareholders of Spider Resources Inc. (the “Company”), that:

17

1.	The Amended Stock Option Plan of the Company be approved, ratified and confirmed; and

2.
Any director of the Company be and is hereby authorized, for and on behalf of the Company, to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to this resolution.”

Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favor of this ordinary resolution to approve and ratify the Amended Stock Option Plan. If the Amended Stock Option Plan is not approved by the shareholders, the Company will not be in a position to offer increased incentives to its directors, officers, employees and independent consultants.

Share Consolidation

Shareholders will be asked at the Meeting to approve a special resolution (the “Share Consolidation Resolution”) to consolidate all of the Company’s issued and outstanding Common Shares on the basis of a ratio (the “Ratio”) of not more than one (1) post-consolidation Common Share for every ten (10) pre-consolidation Common Shares (the “Consolidation”), with the Consolidation to be implemented by the Company’s Board at any time prior to  December 31, 2010. The Consolidation remains subject to receipt of all necessary regulatory approvals, including shareholder approval and acceptance of TSX Venture Exchange.

The Company believes that the number of the currently outstanding Common Shares may no longer reflect the value of the assets of the Company. The Company’s future performance is largely tied to the Company’s ability to raise equity financings, without excessively diluting the interests of its current shareholders. The proposed Consolidation will enable potential investors to better evaluate the Company in connection with future equity financings of the Company. The proposed Ratio will help Directors to mitigate potential dilution, depending on the circumstances under which the Consolidation is implemented. Accordingly, the Company is seeking approval by the shareholders of the Consolidation on the basis of the proposed Ratio. The Board will not proceed with the Consolidation if it determines that the Consolidation is no longer in the best interests of the Company and its shareholders.

If the Share Consolidation Resolution is approved, the Consolidation will be implemented only upon a determination by the Company’s Board that the Consolidation is in the best interests of the Company and its shareholders at that time. In connection with any determination to implement a proposed Consolidation, the Company’s Board will set the timing for such Consolidation. No further action on the part of the shareholders will be required in order for the Board to implement the Consolidation. Under the Canada Business Corporations Act (“CBCA”), shareholders do not have dissent rights with respect to the proposed Consolidation. If the Company’s Board does not implement the Consolidation before December 31, 2010, the authority granted by the Share Consolidation Resolution to implement the Consolidation on these terms will lapse and be of no further force or effect. The Share Consolidation Resolution will also authorize the Board to elect not to proceed with, and abandon, the Consolidation at any time if it determines, in its sole discretion, to do so. The Board would exercise this right if it determined that the Consolidation was no longer in the best interests of the Company and its shareholders. No further action on the part of the shareholders will be required in order for the Board to abandon the Consolidation.

If the Share Consolidation Resolution is approved by the shareholders, and the Board decides to implement the Consolidation, following the obtaining of all necessary regulatory approvals, including the acceptance of the TSX Venture Exchange, the Company will promptly file articles of amendment with the Director under the CBCA in the form prescribed by the CBCA to amend the Company’s articles of incorporation. The Consolidation will become effective on the date shown in the certificate of amendment in connection therewith, or such other date as indicated in the articles of amendment.

If the Company’s Board decides to implement the Consolidation at the maximum authorized ratio of 1:10, upon completion of the proposed Consolidation the number of Common Shares issued and outstanding will be reduced from 471,694,432 as of April 19, 2010 to 47,169,443.

No fractional shares will be issued in connection with the Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon the Consolidation, those shareholders shall have such factional shares cancelled. Except for any variances attributable to fractional shares, the change in the number of issued and outstanding Common Shares that will result from the Consolidation will cause no change in the capital attributable to

18

the Common Shares and will not materially affect any shareholders’ percentage ownership in the Company, even though such ownership will be represented by a smaller number of Common Shares.

The exercise or conversion price and/or the number of Common Shares issuable under any outstanding convertible securities, including under outstanding stock options, warrants, rights and any other similar securities will be proportionately adjusted upon the implementation of the Consolidation, in accordance with the terms of such securities, based on the Consolidation ratio.

If the proposed Consolidation is approved by the shareholders and all regulatory requirements are complied with, including the approval by the TSX Venture Exchange, and implemented by the Company’s Board, registered shareholders will be required to exchange their share certificates representing pre-Consolidation Common Shares for new share certificates representing post-Consolidation Common Shares. Following the announcement by the Company of the effective date of Consolidation, registered shareholders will be sent a transmittal letter from the Company’s transfer agent, Equity Transfer & Trust Company, as soon as practicable after the effective date of the Consolidation. The letter of transmittal will contain instructions on how to surrender certificate(s) representing pre-Consolidation shares to the transfer agent.

The transfer agent will send to each registered shareholders who has sent the required documents a new share certificate representing the number of post-Consolidation Common Shares to which the shareholder is entitled. Until surrendered, each share certificate representing pre-Consolidation Common Shares will be deemed for all purposes to represent the number of whole post-Consolidation Common Shares to which the holder is entitled as a result of the Consolidation. If a registered shareholder would otherwise be entitled to receive a fractional share, such fractional share shall be deemed to have been cancelled as described above.

Accordingly, the shareholders of the Company will be asked to consider and, if thought appropriate, pass the  following special resolution authorizing the Consolidation:

“BE IT RESOLVED, as a special resolution of the shareholders of Spider Resources Inc. (the “Company”), that:

1.
The articles of the Company be amended to consolidate the issued and outstanding Common Shares of the Company, on the basis of a consolidation ratio of not more than one (1) post-consolidation share for every (10) ten pre-consolidation shares (the “Consolidation”);

2.
No fractional Common Shares shall be issued in connection with the Consolidation and, in the event that shareholders would otherwise be entitled to receive a fractional share upon Consolidation, such shareholders shall have such fractional shares cancelled;

3.
The effective date of such Consolidation shall be the date shown in the certificate of amendment issued by the Director appointed under the Canada Business Corporations Act or such other date indicated in the articles of amendment;

4.
Any director of the Company be and is hereby authorized, for and on behalf of the Company, to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to this resolution; and

5.
Notwithstanding the foregoing, the board of directors of the Company is hereby authorized to revoke this special resolution before it is acted on with or without further approval of the shareholders of the Company.”

Under the CBCA, the Share Consolidation Resolution requires the approval of at least two-thirds of the votes cast present in person or represented by proxy at the Meeting. Unless otherwise directed by holders of Common Shares, the Management Designees named as proxies in the accompanying form of Proxy intend to vote the Common Shares represented by such proxy in favour of the Share Consolidation Resolution.

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Receipt of Financial Statements

The audited consolidated financial statements of the Company for the financial year ended December 31, 2009, and the accompanying auditors’ report thereon, will be presented at the Meeting.

OTHER BUSINESS

Management of the Company knows of no other matters to come before the Meeting other than as set forth above and in the Notice of Meeting. Should any other matters properly come before the Meeting, it is the intention of the persons named in the form of Proxy accompanying this Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Financial information for the Company’s recently completed financial year and other additional information concerning the Company is contained in the management discussion and analysis, and the annual audited and interim unaudited financial statements for the Company. Shareholders may obtain copies of these documents at www.sedar.com or from the registered head office of the Company at 50 Richmond Street East, Suite 101, Toronto, Ontario, M5C 1N7.

DIRECTORS’ APPROVAL

The contents and the sending of the Notice of Meeting and this Circular have been approved by the Board.

CERTIFIED CORRECT ON BEHALF
OF THE BOARD OF DIRECTORS BY:

“Neil Novak”
Neil Novak,
President, Chief Executive Officer

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SCHEDULE “A”

AUDIT COMMITTEE CHARTER

(Implemented pursuant to National Instrument 52-110)

I.              PURPOSE

The Audit Committee (the “Committee”) is appointed by the Board of Directors (the “Board”) of Spider Resources Inc. (the “Corporation”).

The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may request the external auditors as well as any officer of the Corporation, or outside counsel for the Corporation, to attend a meeting of the Committee or to meet with any members of, or advisors to, the Committee. The Committee shall have unrestricted access to the books and records of the Corporation and has the authority to retain, at the expense of the Corporation, special legal, accounting, or other consultants or experts to assist in the performance of the Committee’s duties.

The Committee shall review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.

In fulfilling its responsibilities, the Committee will carry out the specific duties set out in Part III of this Charter.

II.       AUTHORITY OF THE AUDIT COMMITTEE

The Committee shall have the authority to:

1.	engage independent counsel and other advisors as it determines necessary to carry out its duties;

2.	set and pay the compensation for advisors employed by the Committee; and

3.	communicate directly with the external auditors.

III.      RESPONSIBILITIES

A.            Independent Auditors

1.
The Committee shall recommend to the Board the external auditors to be nominated, shall set the compensation for the external auditors, provide oversight of the external auditors and shall ensure that the external auditors report directly to the Committee.

2.
The Committee shall be directly responsible for overseeing the work of the external auditors, including the resolution of disagreements between management and the external auditors regarding financial reporting.

3.	The Committee shall review the external auditors’ audit plan, including scope, procedures and timing of the audit.

4.	The Committee shall review the results of the annual audit with the external auditors, including matters related to the conduct of the audit.

5.
The Committee shall obtain timely reports from the external auditors describing critical accounting policies and practices, alternative treatments of information within generally accepted accounting principles that

21

were discussed with management, their ramifications, and the external auditors' preferred treatment and material written communications between the Corporation and the external auditors.

6.	The Committee shall pre-approve all non-audit services not prohibited by law to be provided by the external auditors.

7.	The Committee shall review fees paid by the Corporation to the external auditors and other professionals in respect of audit and non-audit services on an annual basis.

8.	The Committee shall review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former auditors of the Corporation.

9.	The Committee shall monitor and assess the relationship between management and the external auditors and monitor and support the independence and objectivity of the external auditors.

B.       Financial Accounting and Reporting Process

1.
The Committee shall review the annual audited financial statements to satisfy itself that they are presented in accordance with generally accepted accounting principles and report thereon to the Board and recommend to the Board whether or not same should be approved prior to their being filed with the appropriate regulatory authorities. The Committee shall also review the interim financial statements. With respect to the annual audited financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgments of management with management and the external auditors as and when the Committee deems it appropriate to do so. The Committee shall satisfy itself that the information contained in the annual audited financial statements is not significantly erroneous, misleading or incomplete and that the audit function has been effectively carried out.

2.
The Committee shall review management’s discussion and analysis relating to annual and interim financial statements, earnings press releases, and any other public disclosure documents that are required to be reviewed by the Committee under any applicable laws prior to their being filed with the appropriate regulatory authorities.

3.
The Committee shall meet no less frequently than annually with the external auditors and the Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Corporation in charge of financial matters, to review accounting practices, internal controls and such other matters as the Committee, Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Corporation in charge of financial matters, deems appropriate.

4.
The Committee shall be satisfied that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements other than earnings press releases, and periodically assess the adequacy of these procedures.

5.	The Committee shall establish procedures for:

(a)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

(b)	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

6.
The Committee shall inquire of management and the external auditors about significant risks or exposures, both internal and external, to which the Corporation may be subject, and assess the steps management has taken to minimize such risks.

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7.	The Committee shall review the post-audit or management letter containing the recommendations of the external auditors and management’s response and subsequent follow-up to any identified weaknesses.

8.	The Committee shall ensure that there is an appropriate standard of corporate conduct including, if necessary, adopting a corporate code of ethics for senior financial personnel.

9.	The Committee shall provide oversight to related party transactions entered into by the Corporation.

C.       Other Responsibilities

The Committee shall perform any other activities consistent with this Charter and governing law, as the Committee or the Board deems necessary or appropriate.

IV.      COMPOSITION AND MEETINGS

1.
The Committee and its membership shall meet all applicable legal, regulatory and listing requirements, including, without limitation, securities laws, the listing requirements of the TSX Venture Exchange, the Canada Business Corporations Act and all applicable securities regulatory authorities.

2.	The Committee shall be composed of three or more directors as shall be designated by the Board from time to time, one of whom shall be designated by the Board to serve as Chair.

3.
The Committee shall meet at least quarterly, at the discretion of the Chair or a majority of its members, as circumstances dictate or as may be required by applicable legal or listing requirements. A minimum of two and at least 50% of the members of the Committee present either in person or by telephone shall constitute a quorum.

4.
If within one-half of an hour of the time appointed for a meeting of the Committee, a quorum is not present, the meeting shall stand adjourned to the same time on the next business day following the date of such meeting at the same place. If at the adjourned meeting a quorum as hereinbefore specified is not present within one-half of an hour of the time appointed for such adjourned meeting, such meeting shall stand adjourned to the same time on the next business day following the date of such meeting at the same place. If at the second adjourned meeting a quorum as hereinbefore specified is not present, the quorum for the adjourned meeting shall consist of the members then present.

5.	If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all of its powers and responsibilities so long as a quorum remains in office.

6.
The time and place at which meetings of the Committee shall be held, and procedures at such meetings, shall be determined from time to time by, the Committee. A meeting of the Committee may be called by letter, telephone, facsimile, email or other communication equipment, by giving at least 48 hours notice, provided that no notice of a meeting shall be necessary if all of the members are present either in person or by means of conference telephone or if those absent have waived notice or otherwise signified their consent to the holding of such meeting.

7.
Any member of the Committee may participate in a meeting of the Committee by means of conference telephone or other communication equipment, and the member participating in a meeting pursuant to this paragraph shall be deemed, for purposes hereof, to be present in person at the meeting.

8.
The Committee shall keep minutes of its meetings which shall be submitted to the Board. The Committee may, from time to time, appoint any person who need not be a member, to act as a secretary at any meeting.

9.	The Committee may invite such officers, directors and employees of the Corporation and its subsidiaries as it may see fit, from time to time, to attend meetings of the Committee.

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10.
Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose. Actions of the Committee may be taken by an instrument or instruments in writing signed by all members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose. All decisions or recommendations of the Committee shall require the approval of the Board prior to implementation.

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SCHEDULE “B”

NATIONAL INSTRUMENT 58-101 DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

1.        Board of Directors

Disclosure of the identity of the directors who are independent.

Of the seven (7) proposed members of the Board, five members are considered by the Board to be independent director according to the definition of independence set out in National Instrument 52-110 Audit Committees. In reaching this conclusion, the Board took the view that Messrs. Brewster, Coleman, Franklin, Marleau and Wilson are independent directors.

Disclosure of the identity of directors who are not independent, and description of the basis for that determination

Messrs. Hamelin and Novak are not considered independent as they are officers of the Company.

2.        Orientation and Continuing Education

No formal orientation program has been developed by the Board of the Company. However, new directors have the opportunity to meet with and participate in work sessions with senior management to obtain insight into the operations of the Company. The Company has no formal policy of providing professional development and continuing education courses to members of the Board of Directors. Members of the Board of Directors are experienced business people with in-depth knowledge of the mining industry. The Company will engage consultants on an as-needed basis to make presentations to the Board of Directors on matters relevant to the Company.

3.        Ethical Business Conduct

The Board is ultimately responsible for monitoring business conduct. As needed, the Board of Directors will provide guidance to help the Company’s representatives recognize ethical issues and will provide mechanisms to support the resolution of such issues.

The Board monitors management on a regular basis. It is the Company’s policy to comply with all applicable laws, including employment, discrimination, health, safety, environmental, corporate, securities and banking laws. As needed, the Board of Directors engages outside counsel to ensure that all legal and stock exchange requirements are met.

The Board is required to comply with the corporate rules and standard set out in the CBCA and has also adopted a “whistle-blower” policy. The CBCA provides that each director and officer of a corporation governed by it, in exercising his or her powers and discharging his or her duties, shall act honestly and good faith with a view of the best interests of the corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

4.        Nomination of Directors

Management polls the board from time to time for its recommendations for candidates to the Board. Management then reviews candidates and presents them to the Board for consideration.

5.        Compensation

The Compensation Committee considers compensation arrangements for management and others as appropriate and makes its recommendation to the Board.

6.        Other Board Committees

The Board has no standing committees other than the Audit Committee, the Compensation Committee and the

25

Corporate Governance Committee.

7.        Assessment

The Board of Directors as a whole annually reviews and assesses its effectiveness and the effectiveness of the Board committees.

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SCHEDULE “C”

SPIDER RESOURCES INC. - STOCK OPTION PLAN

ARTICLE 1
PURPOSE OF PLAN

1.1           The purpose of the Plan is to attract, retain and compensate qualified persons as directors, senior officers and employees of, and consultants to the Corporation and its Affiliates/Subsidiaries by providing such persons with the opportunity, through share options, to acquire an increased proprietary interest in the Corporation.

ARTICLE 2
DEFINED TERMS

2.1           Where used herein, the following terms shall have the following meanings:

“Affiliate” means any corporation that is an affiliate of the Corporation (as such term is defined in subsection 1(2) of the Securities Act (Ontario), as such provision is from time to time amended, varied or re-enacted);

“Board” means the board of directors of the Corporation or, if established and duly authorized, to act, the Executive Committee of the board of directors of the Corporation;

“Business Day” means any day, other than a Saturday or a Sunday, on which the TSX Venture Exchange is open for trading;

“Consultant” means, in relation to the Corporation, an individual or company, other than an Employee or a Director of the Corporation, that:

(a)
is engaged to provide, on an ongoing bona fide basis, consulting, technical, management or other services to the Corporation or an Affiliate of the Corporation, other than services provided in relation to a distribution of securities of the Corporation;

(b)	provides the services under a written contract between the Corporation of the Affiliate and the individual or company;

(c)	in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention to the affairs and business of the Corporation or an Affiliate of the Corporation; and

(d)	has a relationship with the Corporation or an Affiliate of the Corporation that enables the individual to be knowledgeable about the business and affairs of the Corporation;

“Corporation” means Spider Resources Inc. and includes any successor corporation thereto;

“Discounted Market Price” means the Market Price less a discount which shall not exceed the amount set forth below, subject to a minimum price of $0.10:

Closing Price	Discount
Up to $0.50	25%
$0.51 to $2.00	20%
Above $2.00	15%

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“Eligible Person” means any director, senior officer or full-time employee of the Corporation or any Affiliate/Subsidiary, or any consultant to the Corporation or any Affiliate/Subsidiary;

“Exchange” means the TSX Venture Exchange or any other stock exchange on which the shares of the Corporation are listed, from time to time, as applicable;

“Insider” if used in relation to the Corporation means:

(a)	a director or senior officer of the Corporation;

(b)	a director or senior officer of a Company that is an Insider or Subsidiary of the Corporation;

(c)	a person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to outstanding voting shares of the Corporation, or

(d)	the Corporation itself holds any of its own securities.

“Investor Relations Activities” means any activities or oral or written communications, by or on behalf of the Corporation or shareholder of the Corporation, that promote or reasonably could be expected to promote the purchase or sale of securities of the Corporation, but does not include:

(a)	the dissemination of information provided, or records prepared, in the ordinary course of business of the Corporation,

(i)	to promote the sale of products or services of the Corporation, or

(ii)	to raise public awareness of the Corporation, that cannot reasonably be considered to promote the purchase or sale of securities of the Corporation;

(b)	activities or communications necessary to comply with the requirements of

(i)	applicable securities laws,

(ii)	exchange requirements or the by-laws, rules or other regulatory instruments of any other self regulatory body or exchange having jurisdiction over the Corporation;

(c)
communications by a publisher of, or writer for, a newspaper, magazine or business or financial publication, that is of general and regular paid circulation, distributed only to subscribers to it for value or to purchasers of it, if

(i)	the communication is only through the newspaper, magazine or publication, and

(ii)	the publisher or writer receives no commission or other consideration other than for acting in the capacity of publisher or writer; or

(d)	activities or communications that may be otherwise specified by the Exchange.

“Market Price” means, subject to the exceptions listed in the definition of “Market Price” in the Exchange’s Corporate Finance Manual, the last daily closing price of the Shares on the Exchange preceding the date on which the Option is granted.

“Option” means an option to purchase Shares granted under the Plan;

28

“Option Price” means the price per share at which Shares may be purchased under the Option, as the same may be adjusted from time to time in accordance with Article 8 hereof;

“Optionee” means a person to whom an Option has been granted;

“Plan” means the Spider Resources Inc. Stock Option Plan, as embodied herein, as the same may be amended or varied from time to time;

“Shares” means the common shares of the Corporation, or, in the event of an adjustment contemplated by Article 8 hereof, such other shares or securities to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment; and

“Subsidiary” means any corporation that is a subsidiary of the Corporation (as such term is defined in subsection 1(4) of the Securities Act (Ontario), as such provision is from time to time amended, varied or re-enacted).

ARTICLE 3
ADMINISTRATION OF THE PLAN

3.1           The Plan shall be administered by the Board of the Corporation.

ARTICLE 4
SHARES SUBJECT TO PLAN

4.1           Options may be granted in respect of authorized and unissued Shares, provided that the aggregate number of Shares of all classes reserved for issuance under this Plan shall not be more than a maximum of 10% of the issued and outstanding Shares at the time of any grant of Options.

4.2           No fractional Shares shall be issued upon the exercise of this Option nor shall any scrip certificates in lieu thereof be issuable at any time. Accordingly, if as a result of any adjustment, an Optionee would become entitled to a fractional Share, he shall have the right to purchase only the next lower whole number of Shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

ARTICLE 5
ELIGIBILITY, GRANT AND TERMS OF OPTIONS

5.1           Options may be granted to Eligible Persons, subject to such regulatory approvals as may be required on a case by case basis, and, if deemed appropriate at the time of grant, to a personal holding company wholly owned by such Eligible Person, or a registered retirement savings plan established by such Eligible Person. The Board, by the approval hereof, authorizes the reservation, allotment and issuance of up to 10% of the issued and outstanding Shares on a “rolling” basis pursuant to the terms and conditions of the Plan, and upon due and valid exercise of such Options and receipt of the Option price therefor, declares such Shares to be issued as fully paid and non-assessable.

5.2           Subject as herein and as otherwise specifically provided for this Article 5, the number of Shares subject to each Option, the consideration for an Option (if any), the Option Price, the expiration date of each Option, the extent to which each Option is exercisable from time to time during the term of the Option and other terms and conditions relating to each such Option shall be determined by the Board, provided, however, that if no specific determination is made by the Board with respect to any of the following matters, each Option shall, subject to any other specific provisions of the Plan, contain the following terms and conditions:

(a)
the period during which an Option shall be exercisable shall be not more than ten years from the date the Option is granted to the Optionee, provided that if the Shares are, at any material time listed  on the Exchange, the maximum period during which the Options shall be exercisable shall not exceed five years from the date of grant;

29

(b)	Eligible Persons can receive grants of no more than 5% of the outstanding listed Shares of the Corporation on a yearly basis;

(c)
Options granted to all Optionees engaged in Investor Relations Activities must: (i) not exceed an aggregate of 2% of the outstanding listed Shares of the Corporation in any 12 month period, calculated at the date the option was granted, (ii) vest in stages over 12 months with no more than 25% of the Option vesting in any three month period, and (iii) expire within thirty days after the Optionee ceases to be employed to provide Investor Relations Activities;

(d)	Options granted to any one Consultant in a 12 month period must not exceed 2% of the issued Shares, calculated as at the date on which the Option was granted to the Consultant; and

(e)	such other terms and conditions, including limitations on the number of Options exercisable in each year, as the Board may approve on a case by case basis.

5.3           The Option Price on Shares that are the subject of any Option shall in no circumstances be lower than the Discounted Market Price of the Shares at the date of the grant of the Option.

5.4           In no event may the term of an Option exceed ten years from the date of the grant of the Option, provided that if the Shares are, at any material time listed on the Exchange, the maximum period during which the Options shall be exercisable shall not exceed five years from the date of grant.

5.5           An Option is personal to the Optionee, and is non-assignable and non- transferable.

5.6           A Certificate of Option, in the form or substantially in the form approved from time to time by the Board, signed by the President or Vice-President or by the Secretary or the Treasurer or an Assistant Secretary of the Corporation shall be issued to each person to whom an Option is granted.

5.7           A representation by the Corporation will be provided to the Exchange, to the effect that the Optionee is a bona fide employee, consultant or management employee, of the Corporation or its Subsidiary, for all stock options granted to said parties.

5.8           The price at which Shares may be purchased under any Option granted pursuant to this Plan (the “Exercise Price”) shall be the closing price of the Shares on the Exchange on the last trading day prior to the grant of such Option and if there is no such closing price, the price at which Shares may be purchased under any Option granted pursuant to the Plan shall be the simple average of the closing bid and ask prices on the Exchange on the last trading day prior to the grant of such Option. If the Shares are not, at the time of granting any Option, listed on the Exchange, then the Exercise Price shall be calculated in accordance with this section 5.8 with reference to the closing price or closing bid and ask price, as the case may be, of the Shares on the stock exchange on which the greatest volume of Shares traded on such day, or if the Shares are not so listed, with reference to the over-the-counter market on which the Shares trade. In the event that the Shares are not, at the time of granting any Option, listed on any stock exchange, or over-the-counter market then the Exercise Price shall be fixed by the Board of Directors of the Corporation. The term during which Shares may be purchased under any Option granted pursuant to the Plan shall be determined by the Directors but shall not exceed ten years, provided that if the Shares are, at any material time listed on the Exchange, the maximum period during which the Options shall be exercisable shall not exceed five years from the date of grant.

5.9           The Corporation shall obtain disinterested shareholder approval of stock options if:

(a)	a stock option plan, together with all of the Corporation’s previously established or proposed stock option grants, could result at any time in:

(i)	the number of Shares reserved for issuance under stock options granted to Insiders exceeding 10% of the outstanding listed Shares; or

30

(ii)	the issuance to Insiders, within a one year period, of a number of Shares exceeding 10% of the outstanding listed Shares; or

(b)	the Corporation is decreasing the exercise price of stock options previously granted to Insiders.

ARTICLE 6
TERMINATION OF EMPLOYMENT; DEATH

6.1           Subject to section 6.2 hereof and to any express resolution passed by the Board with respect to an Option, an Option, and all rights to purchase Shares pursuant thereto, shall expire and terminate immediately upon the Optionee ceasing to be a director, senior officer or full-time employee of the Corporation or of any Affiliate/Subsidiary, or a consultant to the Corporation or any Affiliate/Subsidiary.

6.2           If, before the expiry of an Option in accordance with the terms thereof, the employment of the Optionee by the Corporation or by an Affiliate/Subsidiary of the Corporation shall terminate for any reason whatsoever other than termination by the Corporation for cause, but including termination by reason of the death of the Optionee, such Option may, subject to the terms thereof and any other terms of the Plan, be exercised, if the Optionee is deceased, by the legal personal representative(s) of the estate of the Optionee, or if he is alive, by the Optionee, at any time within three months of the date of termination of the employment of the Optionee (but in either case prior to the expiry of the Option in accordance with the terms thereof), but only to the extent that the Optionee was entitled to exercise such Option at the date of the termination of his employment.

6.3           Options shall not be affected by any change of employment of the Optionee or by the Optionee ceasing to be a director where the Optionee continues to be employed on a full-time basis by, or continues to be a director, senior officer of, the Corporation or an Affiliate/Subsidiary of the Corporation, or a consultant thereto.

6.4           Options granted to an Optionee who is a director, officer, employee or consultant shall expire within 90 days after the Optionee ceases to be in at least one of those categories.

ARTICLE 7
EXERCISE OF OPTIONS

7.1           Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its registered office of a written notice of exercise addressed to the Secretary of the Corporation specifying the number of Shares with respect to which the Option is being exercised and accompanied by payment in full of the Option Price of the Shares to be purchased. Certificates for such Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and payment.

7.2           Notwithstanding any of the provisions contained in the Plan or in any Option, the Corporation’s obligation to issue Shares to an Optionee pursuant to the exercise of an Option shall be subject to:

(a)
completion of such registration or other qualifications of such Shares or obtaining such governmental authority as  the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b)	the admission of such Shares to listing on any stock exchange on which the Shares may then be listed; and

(c)
the receipt from the Optionee of such representations, agreements and undertakings, including as to future dealings in such Shares, as the Corporation or its counsel determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

In this regard the Corporation shall, to the extent necessary, take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for the issuance of such Shares in compliance with applicable laws and for the listing of such Shares on any stock exchange on which the Shares are then listed.

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7.3           Vesting of all Options shall be determined by the Board in accordance with applicable Exchange or regulatory requirements.

7.4           Any Option not exercised within the period fixed for its exercise shall terminate and become void and of no effect.

ARTICLE 8
CERTAIN ADJUSTMENTS

8.1           The Board shall make appropriate adjustments in the number of Shares optioned, and in the Option Price with respect to Options granted or to be granted in order to give effect to adjustments in the number of Shares of the Corporation resulting from subdivisions, consolidations or reclassifications of the Shares of the Corporation, the payment of stock dividends by the Corporation (other than dividends in the ordinary course) or other relevant changes in the capital stock of the Corporation.

8.2           If a bona fide offer (the “Offer”) for voting or equity shares is made to shareholders of the Corporation generally, or to a class of shareholders of the Corporation which, if Options were exercised, would include Optionees, and which Offer, if accepted in whole or in part, would result in the offeror exercising control over the Corporation within the meaning of subsection 1(3) of the Securities Act (Ontario) (as amended from time to time) then, notwithstanding anything to the contrary contained herein, but subject to the other provisions hereof:

(a)	The directors may give their express consent to the exercise of any Options which are outstanding at the time of the Offer in the manner hereinafter provided.

(b)
If the Board has so consented to the exercise of any Options outstanding at the time of the Offer, the Corporation shall, immediately after such consent has been given, notify each Optionee currently holding an Option of the Offer, with full particulars thereof, together with a notice stating that, in order to permit the Optionee to participate in the Offer, the Optionee may, during the period that the Offer is open for acceptance (or, if no such period is specified, the period of 30 days following the date of such notice), exercise all or any portion of any such Option held by the Optionee.

(c)
In the event that the Optionee so exercises any such Option, such exercise shall be in accordance with Article 7 herein and provided that, if necessary in order to permit the Optionee to participate in the Offer, such Option shall be deemed to have been exercised, and the issuance of Shares received upon such exercise (the “Optioned Shares”) shall be deemed to have occurred, effective as of the first day prior to the date on which the Offer was made.

(d)	If, upon the expiry of the applicable period referred to in subsection (b) above, the Offer is completed, and:

(i)
the Optionee has not exercised the entire or any portion of such Option then, as of and from the expiry of such period, the Optionee’s right to purchase the Shares covered by such Option shall not be exercisable, and shall expire and be null and void; and

(ii)
the Optionee has exercised the entire or any portion of such Option, but has not tendered the Shares received in connection with such exercise to the Offer, then, as and from the expiry of such period, the Corporation may require the Optionee to sell to the Corporation such Optioned Shares for a purchase price of $0.001 per Optioned Share.

(e)	If:

(i)	the Offer is not completed (within the time specified therein, if applicable);

or

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(ii)	all of the Optioned Shares tendered by the Optionee pursuant to the Offer are not taken up and paid for by the offeror in respect thereof;

then the Optioned Shares or, in the case of paragraph (ii) above, the portion thereof that are not taken up  and paid for by such offeror, shall be returned by the Optionee to the Corporation and reinstated as authorized but unissued Shares, and the terms of the Option as set forth herein shall again apply to such Option, or the remaining portion thereof, as the case may be.

(f)	If any Optioned Shares are returned to the Corporation pursuant to (e) above, the Corporation shall refund the option price to the Optionee in respect of such Optioned Shares.

(g)	In no event shall the Optionee be entitled to sell the Optioned Shares otherwise than pursuant to the Offer, except as provided in paragraph (d)(ii) above.

ARTICLE 9
AMENDMENT OR DISCONTINUANCE OF PLAN

9.1           The Board may amend or discontinue the Plan at any time; provided, however, that no such amendment may without the consent of the Optionee, alter or impair any Option previously granted to an Optionee under the Plan except as provided for in Article 8.

9.2           Subject to section 9.1, the Board may amend, from time to time as it deems appropriate, the terms and conditions attaching to any outstanding Option.

9.3           Notwithstanding any other provision in the Plan, any amendment to the Plan or any Option requiring the approval and authorization of the shareholders of the Corporation and the Exchange or other regulatory authority (as applicable) shall not be effective until such approvals and authorizations are given.

ARTICLE 10
MISCELLANEOUS PROVISIONS

10.1         The Optionee of an Option shall not have any rights as a shareholder of the Corporation with respect to any of the Shares covered by such Option until such Optionee shall have exercised such Option in accordance with the terms of the Plan, including, without limitation, tendering payment in full of the Option Price of the Shares in respect of which the Option is being exercised.

10.2         Nothing in the Plan or any Option shall confer upon any Optionee any right to continue in the employ of the Corporation or any Affiliate/Subsidiary of the Corporation or affect in any way the right of the Corporation or any such Affiliate/Subsidiary to terminate his employment at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any such Affiliate/Subsidiary to extend the employment of any Optionee beyond the time that he would normally be retired pursuant to the provisions of any present or future retirement plan or policy of the Corporation or any Affiliate/Subsidiary or beyond the time at which he would otherwise be retired pursuant to the provisions of any contract of employment nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any such Affiliate/Subsidiary to create or extend a consulting contract with any Optionee with the Corporation or any Affiliate/Subsidiary.

10.3         References herein to a specific gender include all genders.

ARTICLE 11
SHAREHOLDER AND REGULATORY APPROVAL

11.1         The Plan shall be subject to the approval of the shareholders of the Corporation to be given by a resolution passed at a meeting of the shareholders of the Corporation. The Corporation’s obligations to issue Shares in accordance with the terms of this Plan is subject to compliance with the laws, rules, and regulations of all public

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agencies and authorities applicable to the issuance and distribution of such Shares and to the listing of such Shares on any Stock Exchange on which the Shares of the Corporation may be listed. The Optionee agrees to comply with all such laws, rules and regulations and agrees to furnish to the Corporation all information and such undertakings as may be required to permit compliance with such laws, rules and regulations. Options granted pursuant to the Plan prior to such approvals, shall be subject to such approvals. The Plan becomes effective on the later of the date of shareholder or regulatory approval.

ARTICLE 12
EFFECTIVE DATE OF THE PLAN

12.1         Any options that are outstanding on the date this Plan becomes effective continue in full force and effect in accordance with the terms and conditions attaching to such options as originally granted.

12.2         Subject to Section 12.1, all prior plans regarding stock options from the Corporation are hereby repealed.

ARTICLE 13
WITHHOLDING TAXES

13.1         Whenever the Corporation proposes to deliver Shares under the Plan, the Corporation shall have the right to require the individual who is to receive the Shares to remit to the Corporation, prior to the delivery of any certificate or certificates for such Shares, an amount sufficient to satisfy any federal, provincial, state and/or local tax withholding requirements.

ARTICLE 14
INTERPRETATION

14.1         The Plan and all rights hereunder shall be construed according to and be governed by the laws of the province of Ontario.

CERTIFICATE

The Spider Resources Inc. Stock Option Plan was enacted by the board of directors as of May 12, 2003, and approved by shareholders of the Corporation by a majority of votes cast at a shareholders meeting.

Dated at Toronto this _____ day of __________, 200__.

c/s
[Name]
[Title]

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PART III - CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB to the Securities and Exchange Commission (the "SEC"), KWG Resources Inc. is filing with the SEC an Irrevocable Consent and Power of Attorney on Form F-X.

KWG Resources Inc. will promptly communicate any change in the name or address of its agent for service to the SEC by amendment of the Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KWG RESOURCES INC.

By:	/s/ Thomas E. Masters
Name: Thomas E. Masters
Title: Chief Financial Officer

Date: June 16, 2010